Form 20-F
period 2002-12-31
NORTHERN ROCK PLC
filed 2003-06-25
CIK 1118953

UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 20-F

     (Mark One)

| | REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended                 December 31, 2002
                               ------------------------------------------------

                                      OR

| | TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from _________________ to ___________________

Commission file number _______________________________________________________

                               Northern Rock plc
            (Exact name of Registrant as specified in its charter)

                               England and Wales
                (Jurisdiction of incorporation or organization)

  Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

     Title of each class             Name of each exchange on which registered

     None                            None


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                          Ordinary Shares of 25p each
                          (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                          None
                          (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     Northern Rock plc      Ordinary Shares of 25p each        421,226,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                                |X|Yes  | | No

      Indicate by check marks which financial statement item the registrant has elected to follow.

                                                      | | Item 17  |X| Item 18

                               NORTHERN ROCK PLC

                          ANNUAL REPORT ON FORM 20-F

                     FOR THE YEAR ENDED DECEMBER 31, 2002

                                   CONTENTS

                                                                          Page
                                                                          ----

Form 20-F Cross Reference Index..............................................4
Presentation of Information..................................................5
Forward-Looking Statements...................................................5
ITEM 1. Identity of Directors, Senior Management and Advisers................7
ITEM 2. Offer Statistics and Expected Timetable..............................7
ITEM 3. Key Information......................................................7
          Selected Consolidated Financial Data...............................7
          Exchange Rates....................................................12
          Risk Factors......................................................13
ITEM 4. Information on Northern Rock........................................15
          Description of Business...........................................15
          Organizational Structure..........................................15
          History and Development of the Company............................15
          Business Overview.................................................15
          Competition.......................................................31
          Supervision and Regulation........................................36
          Selected Statistical Information..................................41
          Description of Property...........................................56
ITEM 5. Operating and Financial Review and Prospects........................58
          Management's Discussion and Analysis..............................58
          Liquidity and Capital Resources...................................72
ITEM 6. Directors, Senior Management and Employees..........................78
          Directors and Senior Management...................................78
          Board Practices - Corporate Governance............................79
          Compensation - Directors' Remuneration Report.....................86
          Employees........................................................104
ITEM 7. Major Shareholders and Related Party Transactions..................105
          Major Shareholders...............................................105
          Related Party Transactions.......................................105
ITEM 8. Financial Information..............................................106
ITEM 9. The Offer and Listing..............................................107
          Nature of the Trading Market.....................................107
          Historical Share Price Information...............................107
ITEM 10. Additional Information............................................108
          Description of the Ordinary Shares...............................108
          Memorandum And Articles Of Association...........................110
          Exchange Controls................................................110

          Taxation.........................................................110
          Documents On Display.............................................112
ITEM 11. Quantitative and Qualitative Disclosures about Market Risk........113
          Financial Risk Management........................................113
ITEM 15. Controls and Procedures...........................................122
ITEM 18. Consolidated Financial Statements.................................123
ITEM 19. Exhibits..........................................................124

                        FORM 20-F CROSS REFERENCE INDEX

                                    Part I

1   Identity of Directors, Senior Management and Advisers.......Not applicable
2   Offer Statistics and Expected Timetable.....................Not applicable
3   Key Information..........................................................7
4   Information on Northern Rock............................................15
5   Operating and Financial Review and Prospects............................58
6   Directors, Senior Management and Employees..............................78
7   Major Shareholders and Related Party Transactions......................106
8   Financial Information..................................................107
9   The Offer and Listing..................................................108
10  Additional Information.................................................109
11  Quantitative and Qualitative Disclosures about Market Risk.............114
12  Description of securities other than equity securities......Not applicable

                                    Part II

13  Defaults, dividend arrearages and delinquencies.............Not applicable
14  Material modifications to the rights of security holders and use of proceeds.........................................Not applicable
15  Controls and Procedures................................................122
16A Audit Committee Financial Expert............................Not applicable
16B Code of Ethics..............................................Not applicable
16C Principal Accountant Fees and Services......................Not applicable

                                   Part III

17  Financial Statements........................................Not applicable
18  Consolidated Financial Statements......................................123
19  Exhibit Index..........................................................124

                          PRESENTATION OF INFORMATION

      In this Report, references to "Northern Rock", the "Bank" or the "Company" are references to Northern Rock plc, a public limited liability company incorporated and registered in England and Wales under the Companies Act 1985. References to the "Group" are references to Northern Rock and the following two principal subsidiaries: Northern Rock Mortgage Indemnity Company Limited, a Guernsey limited liability company providing mortgage indemnity insurance to Northern Rock; and Northern Rock (Guernsey) Limited, a limited liability company engaging in retail deposit taking.

      Northern Rock converted, effective October 1, 1997, from a mutual form U.K. building society to a stock form U.K. licensed bank and is authorized under the Banking Act 1987. Northern Rock plc is admitted to listing on the Official List of the Financial Services Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) and to trading by the London Stock Exchange plc. which together constitute listing on the London Stock Exchange. Consequently, references herein to "Northern Rock" or the "Group" before October 1, 1997, are to Northern Rock Building Society and its subsidiaries and associated companies, and after October 1, 1997, are to Northern Rock plc and its subsidiaries and associated companies.

      The consolidated accounts include the results of the Company and its subsidiaries, all of which have accounting periods ending December 31. The Group publishes its consolidated financial statements in pounds sterling ("pounds sterling", "sterling" and "(GBP)"). In this Report, references to "pounds sterling", "sterling", "(GBP)", "pence" or "p" are to U.K. currency and references to "U.S. dollars", "$" or "cents" are to United States currency.

      Unless otherwise indicated, the financial information included in this Report has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") which, as described in Note 46 to the Consolidated Financial Statements included in Item 18 of this Report, differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").

                          FORWARD-LOOKING STATEMENTS

      This Report includes forward-looking statements. Examples of such forward-looking statements include, but are not limited to: (i) projections or expectations of net interest income, total income, profit, earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios; (ii) statements of plans, objectives or goals of Northern Rock or its management for future operations, including those related to products or services; (iii) statements of future economic performance, including in particular any such statements included in this Report in "Item 5 Operating and Financial Review and Prospects"; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "aims," and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Northern Rock has based any forward-looking statements herein on current expectations and projections about uncertain future events. Forward-looking statements are subject to risks, uncertainties and assumptions about Northern Rock. Although Northern Rock believes that the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are reasonable, Northern Rock cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

      o inflation, interest rates, exchange rates, and market and monetary fluctuations;

      o the effects of, and changes in, laws, regulations and government policy;

      o the effects of competition in the geographic and business areas in which Northern Rock conducts operations;

      o changes in consumer spending, saving and borrowing habits in the United Kingdom and in regions in which Northern Rock conducts operations;

      o changes in the U.K. housing market, in the U.K. residential mortgage market and the U.K. retail deposit market;

      o the effects of changes in taxation or accounting standards or practices;

      o   the ability to increase market share and control expenses;

      o the timely development of and acceptance of new products and services of Northern Rock and the perceived overall value of these products and services by users;

      o   acquisitions;

      o the continued ability of Northern Rock to access wholesale funding sources and to further securitize loans;

      o technological changes including those affecting European Economic and Monetary Union compliance; and

      o   Northern Rock's success at managing the risks of the foregoing.

      Northern Rock cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report may not occur.

        ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS


Not applicable.



               ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE


Not applicable.

                           ITEM 3. KEY INFORMATION


                     SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial information set forth below for the years ended December 31, 2002, 2001 and 2000 and as at December 31, 2002 and 2001 has been derived from the Group's Consolidated Financial Statements for the year ended December 31, 2002, included in Item 18 of this Report. Financial information set forth below should be read in connection with, and is qualified in its entirety by reference to, the Group's Consolidated Financial Statements and the accompanying notes included in Item 18.

      The Group's Consolidated Financial Statements included in Item 18 of this Report have been prepared in accordance with U.K. GAAP, which differ in certain significant respects from U.S. GAAP. For a discussion of certain significant differences between U.K. GAAP and U.S. GAAP, see Note 46 of Notes to Consolidated Financial Statements, which includes a reconciliation to U.S. GAAP of certain amounts calculated in accordance with U.K. GAAP. The dollar financial information has been translated for convenience at the rate of
(GBP)1.00 to $1.6105, the Noon Buying Rate on December 31, 2002.

                                                                                Year ended December 31,
                                                     ------------------------------------------------------------------------
                                                         2002        2002        2001(1)     2000(1)     1999(1)     1998(1)
                                                     ------------  ---------  -----------  ----------  ----------   ---------
                                                     ($ millions)             ((GBP)millions, unless otherwise noted)
Income Statement Data                                                          (Restated)  (Restated)  (Restated)  (Restated)

Amounts in accordance with U.K. GAAP:
Interest receivable
   Interest receivable and similar income arising
   from debt securities.............................      264.1       164.0        184.8       212.9       165.7       181.3
   Other interest receivable and similar
   income...........................................    1,994.3     1,238.3      1,290.7     1,231.2     1,060.2     1,159.3
                                                     ------------  ---------  -----------  ----------  ----------   ---------
                                                        2,258.4     1,402.3      1,475.5     1,444.1     1,225.9     1,340.6
Interest payable....................................   (1,799.2)   (1,117.2)    (1,180.5)   (1,188.0)     (961.1)   (1,071.3)
Income from equity shares and other variable yield
securities..........................................       23.3        14.5         10.9        18.2         2.4        --
                                                     ------------  ---------  -----------  ----------  ----------   ---------

Net interest income.................................      482.5       299.6        305.9       274.3       267.2       269.3
Fees and commissions receivable.....................      300.0       186.3        155.9       119.4       116.7       101.9
Fees and commissions payable........................      (46.4)      (28.8)       (28.1)      (13.7)      (21.9)      (19.4)
Securitization interest receivable..................      668.8       415.3        245.6       110.5        10.3        --
Securitization interest payable.....................     (521.3)     (323.7)      (205.4)      (96.1)       (9.2)       --
Other income                                               19.9        12.3          2.5        15.2         7.4        (1.1)
                                                     ------------  ---------  -----------  ----------  ----------   ---------
Total non-interest income...........................      421.0       261.4        170.5       135.3       103.3        81.4
Total income........................................      903.5       561.0        476.4       409.6       370.5       350.7
Administrative expenses
    Ongoing.........................................     (254.9)     (158.3)      (139.6)     (122.4)     (111.5)      (99.7)
    Covenant to The Northern Rock Foundation(2).....      (26.3)      (16.3)       (14.8)      (12.5)      (10.8)      (10.1)
Total administrative expenses.......................     (281.2)     (174.6)      (154.4)     (134.9)     (122.3)     (109.8)
Depreciation
    Ongoing.........................................      (20.9)      (13.0)        (9.5)       (8.2)       (9.0)       (8.2)
Amortization of goodwill............................       (2.4)       (1.5)        --          --          --          --
                                                     ------------  ---------  -----------  ----------  ----------   ---------
Total depreciation and amortization.................      (23.3)      (14.5)        (9.5)       (8.2)       (9.0)       (8.2)
                                                     ------------  ---------  -----------  ----------  ----------   ---------

Operating expenses..................................     (304.5)     (189.1)      (163.9)     (143.1)     (131.3)     (118.0)
Provisions for bad and doubtful debts...............      (69.4)      (43.1)       (34.5)      (16.9)      (11.9)      (16.3)
Amounts written off fixed asset investments.........       (4.2)       (2.6)        (1.5)       (1.0)       --          --
                                                     ------------  ---------  -----------  ----------  ----------   ---------

Operating profit....................................      525.4       326.2        276.5       248.6       227.3       216.4
Provision for loss on disposal of care homes........       --          --           --          (3.1)      (12.2)       --
                                                     ------------  ---------  -----------  ----------  ----------   ---------

Profit on ordinary activities before tax............      525.4       326.2        276.5       245.5       215.1       216.4
Tax on profit on ordinary activities................     (155.4)      (96.5)       (83.7)      (66.0)      (74.8)      (67.2)
                                                     ------------  ---------  -----------  ----------  ----------   ---------

Profit on ordinary activities after tax.............      370.0       229.7        192.8       179.5       140.3       149.2
Dividends...........................................     (134.4)      (83.4)       (71.0)      (64.8)      (60.3)      (53.3)
                                                     ------------  ---------  -----------  ----------  ----------   ---------

Profit retained for the financial year..............      235.6       146.3        121.8       114.7        80.0        95.9
                                                     ============  =========  ===========  ==========  ==========   =========

Per Ordinary Share information
Net income (cents/pence)............................       89.5c       55.6p        46.2p       42.5p       31.6p       33.6p
Net income from continuing operations (cents/pence).       89.5c       55.6p        46.2p       42.5p       31.6p       33.6p
Fully diluted net income (cents/pence)..............       88.7c       55.1p        45.9p       42.4p       31.6p       33.6p
Dividends(cents/pence)(3) ..........................       32.5c       20.2p        17.1p       15.5p       13.6p       12.0p
Dividends(cents)(3).................................       32.5c       32.5c        27.5c       25.0c       21.9c       19.3c




Amounts in accordance with U.S. GAAP(4)
Net income ($/(GBP)million).........................      261.7       162.5        145.0       183.2       133.9       150.3
Net income per ordinary share (cents/pence).........       56.4c       35.0p        29.4p       42.6p       30.2p       33.9p
Net income per ordinary share from continuing
    operations (cents/pence)........................       56.4c       35.0p        40.7p       42.8p       31.4p       33.8p
Diluted net income per ordinary share...............       55.9c       34.7p        29.2p       42.5p       30.2p       10.9p
Dividends per ordinary share(3) (cents/pence).......       28.8c       17.9p        16.1p       14.2p       12.6p       10.9p
Dividends per ordinary share(3) (cents).............                   28.8c        25.9c       22.9c       20.3c       17.6c
Total number of ordinary shares in issue............      421.2m      421.2m       421.2m      421.2m      444.0m      444.0m

-----------------
Notes:
(1) Financial information set forth above for the year ended December 31, 1998 has been restated to reflect the Group's change in accounting policy for mortgage incentives which was adopted during 1999. Financial information set forth above for the years ended December 31, 2000, 1999 and 1998 has been restated to reflect the adoption of Financial Reporting Standard 19 - Deferred Tax. Financial information set forth above for the years ended December 31, 2001 and 2000 has been restated to reflect the adoption of UITF 33 - "Obligations in Capital Instruments". The latter two items are discussed in Note 2 of the Consolidated Financial Statements in Item 18 of this Report.
(2) In connection with its conversion from a mutual form building society to a stock form bank, Northern Rock covenanted to set aside approximately 5% of annual consolidated profit before tax for the benefit of The Northern Rock Foundation.
(3) Under U.K. GAAP, dividends declared after the year-end are recorded in the period to which they relate, whereas U.S. practice is to record dividends in the period in which they are declared.
(4) Amounts in accordance with U.S. GAAP reflect U.K. GAAP amounts as adjusted for differences between U.S. and U.K. GAAP as described in more detail in Note 47 in the Consolidated Financial Statements included in
     Item 18. US GAAP net income for the 3 years ended December 31 2001 has been restated to include the effect of certain liabilities extinguished under UK GAAP but not under US GAAP which were previously omitted from the reconciliation of net income. See page F-60 for further details.

                                                                                   At December 31,
                                                      --------------------------------------------------------------------------
                                                         2002        2002      2001(1)      2000(1)      1999(1)      1998(1)
                                                      ----------  ----------  ----------  ----------  ----------    ------------
                                                      ($ millions)                          ((GBP)millions)
Balance Sheet Data                                                            (Restated)   (Restated)   (Restated)   (Restated)
Amounts in accordance with U.K. GAAP:
Assets
Cash and balances at central banks..................       17.2        10.7        10.5        13.7        25.4          11.5
Loans and advances to banks.........................    4,064.1     2,523.5       872.7       788.4     1,152.6       1,153.1
Loans and advances to customers.....................   39,616.0    24,598.6    20,798.0    18,019.2    16,080.7      14,708.1
Securitized advances................................   15,473.0     9,607.6     4,853.2     2,377.6       576.3          --
Less:  Non-recourse finance.........................  (14,904.5)   (9,254.6)   (4,707.0)   (2,306.0)     (565.8)         --
                                                       40,184.5    24,951.6    20,944.2    18,090.8    16,091.2      14,708.1
Debt securities.....................................    6,201.4     3,850.6     3,541.1     2,776.9     2,280.3       2,002.4
Equity shares and other variable yield securities...      667.9       414.7       371.6       279.0       106.7          --
Intangible fixed assets.............................       55.2        34.3        --          --          --            --
Tangible fixed assets...............................      245.9       152.7       117.4        97.0        88.2         140.1
Other assets........................................      200.4       124.4        58.0        40.4        63.6           9.4
Prepayments and accrued income......................      970.7       602.7       493.9       468.0       326.1         190.2
                                                      ----------  ----------  ----------  ----------  ----------    ------------
Total Assets........................................   52,607.3    32,665.2    26,409.4    22,554.2    20,134.1      18,214.8
                                                      ==========  ==========  ==========  ==========  ==========    ============

Liabilities and Shareholders' Equity
Deposits by banks...................................    1,941.0     1,205.2       988.8       874.5       747.8         847.8
Customer accounts...................................   28,899.3    17,944.3    15,821.0    13,941.1    12,745.6      12,296.2
Debt securities in issue............................   15,857.0     9,846.0     6,987.8     5,414.3     4,633.6       3,403.0
Other liabilities...................................      634.2       393.8       223.2       163.4       170.2         157.8
Accruals and deferred income........................      714.1       443.4       430.8       510.0       418.7         388.3
Provisions for liabilities and charges .............        5.5         3.4        --          --         --              3.0
Subordinated liabilities............................    1,802.9     1,119.5       594.5        525.4      525.4         305.9
Reserve capital instruments.........................      483.2       300.0       300.0        200.0       --            --
Tier one notes......................................      322.1       200.0        --           --         --            --
Total subordinated liabilities......................    2,608.2     1,619.5       894.5       725.4       525.4         305.9
Shareholders' funds.................................    1,948.0     1,209.6     1,063.3       925.5       892.8         812.8
                                                      ----------  ----------  ----------  ----------  ----------    ------------
Total Liabilities and Shareholders' Equity..........   52,607.3    32,665.2    26,409.4    22,554.2    20,134.1      18,214.8
                                                      ==========  ==========  ==========  ==========  ==========    ============

Amounts in accordance with U.S. GAAP:
Total Assets........................................   68,348.0    42,439.0    31,473.3    25,030.3    20,829.8      18,407.5
Shareholders' Equity................................    2,370.7     1,472.0     1,397.7     1,243.7     1,002.0         972.0


--------------------
Note:
(1) The financial information set forth above as at December 31, 1998 has been restated to reflect the change in accounting policy for mortgage incentives which was adopted during 1999. Financial information set forth above as at December 31, 2000, 1999 and 1998 has also been restated to reflect the adoption of Financial Reporting Standard 19 - Deferred Tax. Financial information set forth above as at December 31, 2001 and 2000 has been restated to reflect the adoption of UITF 33, "Obligations in Capital Instruments". See Note 1 to the Income Statement Data appearing above.
(2) Amounts in accordance with U.S. GAAP reflect U.K. GAAP amounts as adjusted for differences between U.S. and U.K. GAAP as described in more detail in Note 47 in the Consolidated Financial Statements included in
     Item 18. US GAAP net income for the 3 years ended December 31, 2001 has been restated to include the effect of certain liabilities extinguished under UK GAAP but not under US GAAP which were previously omitted from the reconciliation of net income. See page F-60 for further details.

                                                                                            At December 31,
                                                                            ----------------------------------------------
                                                                              2002     2001     2000      1999     1998
                                                                            --------  ------  --------  --------  --------
                                                                                               (%)
Other Financial Data
Other financial data in accordance with U.K. GAAP:
Return on average total assets(1).......................................     0.77      0.78     0.82      0.73      0.87
Return on average shareholders' equity(2)...............................     19.8      19.0     20.0      16.1      19.0
Adjusted return on average shareholders' equity(3)......................     19.8      19.0     19.2      17.5      19.0
Adjusted return on average total assets(4)..............................     0.77      0.78     0.79      0.79      0.87
Dividend payout ratio...................................................     36.3      36.8     36.1      43.0      35.7
Average shareholders' equity as a percentage of average total assets....     3.89      4.12     4.11      4.52      4.55
Net interest margin(5)..................................................     1.09      1.26     1.28      1.41      1.59
Ratio of earnings to fixed charges(6)
         Including interest on retail deposits..........................     1.29      1.23     1.21      1.22      1.20
         Excluding interest on retail deposits..........................     1.60      1.51     1.45      1.50      1.51
Risk asset ratio
         Tier 1 Capital.................................................     9.30      8.40     9.10      8.80      9.30
         Total Capital..................................................     16.1      13.2     13.9      13.9      12.8
Other financial data in accordance  with U.S. GAAP:

Return on average total assets(1).......................................     0.44      0.51     0.80      0.68      0.87
Return on average shareholders' equity(2)...............................     11.3      11.0     16.3      13.6      16.6
Dividend payout ratio...................................................     45.6      46.3     33.6      41.8      32.2
Average shareholders' equity as a percentage of average total assets....     3.88      4.67     4.90      5.03      5.25
Net interest margin.....................................................     1.19      1.32     1.35      1.40      1.70
Ratio of earnings to fixed charges(6)
         Including interest on retail deposits..........................     1.16      1.21     1.20      1.21      1.20
         Excluding interest on retail deposits..........................     1.28      1.40     1.41      1.47      1.52
Risk asset ratio
         Tier 1 Capital.................................................      7.2       7.5      9.2       9.6      11.0
         Total Capital..................................................     12.6      11.7     13.7      14.6      14.5

--------------------
Notes:
(1) Return on average total assets represents profit on ordinary activities after tax as a percentage of average total assets.
(2) Return on average shareholders' equity represents profit on ordinary activities after tax as a percentage of average shareholders' equity.
(3) Adjusted return on average shareholders' equity represents reported profit on ordinary activities after tax adjusted to exclude exceptional costs and provision for loss on disposal of care homes (1999 and 2000), as a percentage of average shareholders' equity.
(4) Adjusted return on average total assets represents reported profit on ordinary activities after tax adjusted as described in note (3) above, as a percentage of average total assets.
(5) Net interest margin represents net interest income as a percentage of average interest earning assets as described in Item 4 of this Report under "Selected Statistical Information". The net interest margin figures set forth in the table above have been prepared on the basis of assets under management, including securitized assets as interest earning assets and securitized notes in issue treated as interest bearing liabilities. Excluding securitized assets and securitized notes, net interest margin would have been 1.05% in 2002, 1.29% in 2001, 1.30% in 2000, 1.42% in 1999 and 1.59% in 1998.
(6) For this purpose, earnings consist of profit on ordinary activities before tax plus fixed charges. Fixed charges consist of interest payable including or excluding interest on retail deposits, as appropriate.

                                EXCHANGE RATES

      The following table sets forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City expressed in U.S. dollars per (GBP)1.00. No representation is made that amounts in pounds sterling have been, could have been, or could be converted into U.S. dollars at the noon buying rate or at any other rate. At June 24, 2003, the noon buying rate was $1.66 per
(GBP)1.00.

                                                                                                      Period
                                                                 High       Low        Average         End
                                                                -------   ------     ----------     ---------
                                                                          (dollars per pound sterling)
     Recent Monthly Exchange Rate Data
     ---------------------------------
     June 2003(1)..........................................       1.68       1.63      1.66           1.66
     May 2003..............................................       1.65       1.60      1.62           1.64
     April 2003............................................       1.60       1.55      1.57           1.60
     March 2003............................................       1.61       1.56      1.58           1.58
     February 2003.........................................       1.65       1.58      1.61           1.58
     January 2003..........................................       1.65       1.59      1.62           1.64
     December 2002.........................................       1.61       1.56      1.59           1.61

     Historical Annual Exchange Rate Data(2)
     ---------------------------------------
     2002..................................................       1.61       1.41      1.50           1.61
     2001..................................................       1.50       1.37      1.44           1.45
     2000..................................................       1.66       1.40      1.52           1.49
     1999..................................................       1.66       1.55      1.61           1.62
     1998..................................................       1.72       1.61      1.66           1.66

--------------------
Notes:
(1)  Between June 1, 2003 and June 24, 2003.
(2) The average of the noon buying rates on the last business day of each month during the relevant period.

                                 RISK FACTORS

      Northern Rock's activities are subject to risk factors that could impact its future performance. Certain of these risks can be mitigated by the use of safeguards and appropriate systems and actions. Some risks, however, are outside Northern Rock's control and cannot be mitigated. Financial risk management, as overseen by the Board, is fundamental to the business of banking and is an integral part of Northern Rock's strategic focus. Northern Rock's approach to financial risk management is discussed under Item 11 of this report "Quantitative and Qualitative Disclosures About Market Risk". In addition, some of the principal factors that may affect Northern Rock's performance are briefly set out above under "Forward-Looking Statements".

   A summary of the principal factors that may affect Northern Rock's performance are set out below.

      o Competition. Northern Rock faces strong competition from other U.K. and international financial institutions, including banks, building societies, life insurance companies, mutual insurance organizations and, in recent years, new competitors such as certain supermarkets and other large retailers and utility companies. A more detailed discussion of Northern Rock's main competitors focussing on the U.K. retail deposits market and the U.K. residential mortgage market, is included in Item 4 of this report under the caption "Information on Northern Rock -- Competition".

      o Credit risk. Managing credit risk arising in Northern Rock's loan portfolio, investment assets and derivative contracts is one of the primary tasks of risk management. Credit risk is the potential risk of financial loss arising from the failure of a customer or counterparty to settle its financial and contractual obligations. A detailed description of Northern Rock's exposure to, and management of, credit risk is included in Item 11 of this report under the caption "Quantitative and Qualitative Disclosures about Market Risk -- Credit Risk".

      o Market risk. Market risk is the risk that changes in the level of interest rates, the rate of exchange between currencies or the price of securities or other financial contracts, including derivatives, will have an adverse impact on the results of operations or financial condition of Northern Rock. A discussion of the principal market risks faced by Northern Rock and how it seeks to manage such risks is included in Item 11 of this report under the caption "Quantitative and Qualitative Disclosures about Market Risk -- Market Risk".

      o Operational risk. In the normal course of its business, Northern Rock is exposed to operational risk. Operational risk refers to the potential risk of financial loss or impairment to reputation arising from failures in operational processes or the systems that support them. A discussion of operational risk faced by Northern Rock and its approach to controlling such risk is included in Item 11 of this report under the caption "Quantitative and Qualitative Disclosures about Market Risk -- Operational Risk".

      o Liquidity risk. Liquidity risk arises from the potential mismatch in the cashflows generated from on-balance sheet assets and liabilities and the net interest flows on off-balance sheet instruments such as interest rate swaps. A discussion of liquidity risk faced by Northern Rock and its approach to controlling such risk is included in Item 11 of this report under the caption "Quantitative and Qualitative Disclosures about Market Risk -- Liquidity Risk".

      o Economic activity in the United Kingdom. Northern Rock's business activities are dependent on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, the state of the economy and market interest rates at the time. As Northern Rock currently conducts the majority of its business in the United Kingdom, its performance is influenced by the level and cyclical nature of business activity in the United Kingdom, which is in turn impacted by both domestic and international economic and political events. There can be no assurance that a weakening in the United Kingdom economy will not have a material effect on Northern Rock's future results.

      o Risk associated with strategic decisions regarding organic growth and cost control. Northern Rock's strategy relies upon the continued organic growth of its assets under management coupled with controlling related expenses. The strategy also involves operating as a single segment business concentrating on U.K. residential mortgage lending. No assurance can be given that profitability would not be impacted in the event conditions in the U.K. residential mortgage market deteriorated significantly or Northern Rock was otherwise unable to succeed in its growth strategy or in continuing to control related expenses.

      o Access to wholesale funding sources and securitization market. A substantial amount of Northern Rock's funding depends upon access to wholesale funding sources, including accessing the institutional debt market in the United States and in Europe, as well as accessing the global securitization market as an additional source of wholesale funding source. The continued ability of Northern Rock to access such funding sources on favourable economic terms is dependent on a variety of factors, including a number of factors outside of its control, including general market conditions. There can be no assurance that Northern Rock will continue to be able to access such funding sources on favourable terms in the future.

                     ITEM 4. INFORMATION ON NORTHERN ROCK


                            DESCRIPTION OF BUSINESS

      This section includes forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those in such forward-looking statements. See "Forward-Looking Statements" above for a description of such risks and uncertainties.

Organizational Structure

      Northern Rock plc ("Northern Rock") currently has the following two principal subsidiaries, each of which is wholly owned by Northern Rock:
Northern Rock Mortgage Indemnity Company Limited ("NORMIC"), a Guernsey limited liability company providing mortgage indemnity insurance to Northern Rock and Northern Rock (Guernsey) Limited, a Guernsey limited liability company engaging in retail deposit taking. See "Other Activities" below.

History and Development of the Company

      Northern Rock Building Society was formed on July 1, 1965, as a result of the merger of Northern Counties Permanent Building Society (established in
1850) and Rock Building Society (established in 1865). After such time, Northern Rock Building Society merged with a number of small, local building societies and, prior to its conversion to a public limited company in October 1997, was an amalgamation of 53 societies.

      The most significant development in the recent history of Northern Rock was its conversion, effective October 1, 1997, from a mutual form U.K. building society to a stock form U.K. licensed bank, listed on the London Stock Exchange and authorized under the Banking Act 1987. Prior to the conversion, Northern Rock's activities as a building society were limited by statute primarily to its core business purposes of making residential mortgage loans and accepting retail deposits, with particular restrictions as to the level of wholesale funding it could utilize. Upon conversion to a U.K. bank, and following certain regulatory developments in the U.K. described below under "Supervision and Regulation", the scope of banking services which Northern Rock may now engage in has been greatly expanded, although Northern Rock intends to remain focused on its core business as described below.

      The conversion also resulted in the establishment of The Northern Rock Foundation, a charitable body which is entitled to receive approximately 5% of the annual consolidated profit before tax of Northern Rock and holds certain Foundation Shares. See "--The Northern Rock Foundation" below.

      On August 1, 2002 Northern Rock acquired Legal & General Bank Limited and Legal & General Mortgage Services Limited which comprised the retail banking operations of Legal & General plc. Total cash consideration amounted to (GBP)133.2 million resulting in goodwill of (GBP)35.8 million. On completion, Northern Rock acquired total assets of (GBP)1.9 billion, of which
(GBP)1.5 billion were loans and advances to customers, primarily residential mortgage advances. Northern Rock also obtained (GBP)1.2 billion of retail deposit balances. On November 9, 2002, the assets, liabilities and operations of these companies were transferred to Northern Rock plc.

Business Overview

      Northern Rock specializes in lending to individuals with a core business of providing residential mortgage loans, funded in both the retail and wholesale markets. Northern Rock's operations are primarily concentrated in the United Kingdom. At December 31, 2002, Northern Rock held an estimated 4.3% of U.K.

mortgage balances and an estimated 2.1% of U.K. retail savings balances. In addition, the Group engages in secured commercial lending, personal unsecured lending and distribution of third party insurance products. At December 31, 2002, total assets of the Group were (GBP)32.7 billion and total assets adjusted to include securitized assets of (GBP)9.6 billion were (GBP)41.9 billion. Profit on ordinary activities after tax for the year ended December 31, 2002, was (GBP)229.7 million.

      Northern Rock is one of the top ten mortgage lenders in the United Kingdom based upon loans outstanding. In the U.K. mortgage market, Northern Rock had an estimated market share of approximately 7.3% on the basis of net lending during 2002 (i.e., increase in outstanding mortgage balances) of
(GBP)5.7 billion and an estimated market share of approximately 4.8% on the basis of gross lending during 2002 (i.e., solely on the basis of new mortgage lending during the year) of (GBP)10.5 billion. Including residential mortgage balances acquired from Legal & General as described above, Northern Rock's estimated share of net lending was 9.2% and its estimated share of gross lending was 5.5%.

      Northern Rock focuses on its core business of providing residential mortgage loans in the United Kingdom. For the years ended December 31, 2002, 2001 and 2000, the portion of interest income attributable to the portfolio of secured loans (predominantly residential mortgage loans) amounted to 70.2% in 2002, 75.0% in 2001 and 75.8% in 2000. This decreasing trend reflects increasing levels of commercial secured and personal unsecured lending and the use of securitization to fund residential mortgages. By comparison, the only other major category of interest earning assets consists of investments held by Northern Rock's Treasury Department principally to meet both internal and regulatory liquidity requirements. Interest income from Treasury assets as a percentage of total interest income amounted to 18.0% in 2002, 18.2% in 2001 and 19.2% in 2000.

Strategy of the Group

      Northern Rock's primary business objective is to maximize shareholder value while continuing to ensure customer satisfaction. In seeking to achieve this, Northern Rock's strategy consists of:

      o focusing primarily on its core business of providing residential mortgage loans. The Group does not intend to diversify into areas where it is unable to apply its expertise;

      o aiming to grow its income earning assets by offering competitively priced products and thereby maintaining and increasing its market share;

      o seeking to combine high quality asset growth with strict cost control, thus further reducing unit costs and sustaining its pricing advantage, profitability and future growth;

      o continuing to identify and prudently develop opportunities to supplement its business with complementary products, including insurance via third party suppliers, secured commercial lending, and personal unsecured lending; and

      o funding the Group's operations based upon an appropriate mix of funding sources including retail, wholesale and securitization.

Funding

      Competition in the retail deposit market, together with the increased level of funding required by Northern Rock to meet its strong asset growth, has meant that pricing for new retail funding in recent years has been less attractive. As a consequence, greater emphasis has been placed on raising wholesale funds internationally and through the use of securitization programs.

      Northern Rock intends to maintain its retail franchise and will continue to seek new sources of retail funding both in the U.K. and Europe.

      Northern Rock has significantly expanded the use of wholesale funding sources. Wholesale funding sources include funding raised in the capital and money markets through commercial paper and medium-term note programs and the issue of instruments such as time deposits and certificates of deposits, to banks, other financial institutions and corporate customers.

      In addition to retail and wholesale funding sources, securitization of residential mortgage assets, as a third source of funding, was developed during 1999. As at December 31, 2002 Northern Rock had raised (GBP)10.8 billion via its mortgage securitization issues with (GBP)5.2 billion completing during 2002. Also during 2002, a first securitization of commercial secured loans was undertaken by Northern Rock, raising (GBP)500 million. Further securitization issues are planned for 2003 and beyond with an issue of
(GBP)3.0 billion residential mortgage backed notes completing in January
2003 and an issue of (GBP)2.5 billion residential mortgage backed notes completing in May 2003. See "--Treasury and Wholesale Funding" below for more information regarding Northern Rock's use of securitization as a funding source.

      Competition in both the retail savings and lending markets is likely to remain strong, which can be expected to place continuing pressure on interest margins for the industry as a whole. Northern Rock has addressed this challenge by continuing to grow its income earning assets through competitive pricing, utilizing its low cost base. It has also offset overall margin decline by controlled growth of personal unsecured lending and secured commercial lending, both of which earn premium rates of interest, the introduction of innovative, higher margin products and the use of differential product pricing based upon loan-to-value ratios.

Acquisitions

      The Board will only consider acquisitions where they are consistent with the Group's business objectives and provide returns which enhance shareholder value.

Lending

      The Group's lending activities are concentrated on residential mortgage lending in the United Kingdom. The Group also engages in commercial secured lending and unsecured personal lending. Total revenues from the Group's lending activities comprising interest income and fees (net of service charges) amounted to (GBP)1,333 million for the year ended December 31, 2002, (GBP)1,307 million for 2001 and (GBP)1,218 million for 2000.
Revenues from lending activities accounted for 79.4% of total revenues for the year ended December 31, 2002 78.9% of total revenues for 2001 and 76.2% for 2000. A description of such lending activities is set forth below.

      U.K. Residential mortgage lending

      U.K. residential mortgage lending is Northern Rock's core business. A residential mortgage is a loan which is partly or fully secured by the residential property of the borrower on terms which allow for repossession and sale of the property if the borrower breaks the terms and conditions of the loan. Northern Rock's policy is for all residential mortgage loans to be first charges on the mortgaged property. Consequently, Northern Rock's residential mortgage lending carries lower risk than certain other types of bank lending.

      Northern Rock has a growing presence in the U.K. mortgage market. At December 31, 2002, the Group had 490,000 residential mortgage accounts with outstanding balances of (GBP)30.0 billion representing 72% of adjusted total assets. Although based in the North East of England, Northern Rock achieves a diversified spread of lending throughout the UK broadly in line with the distribution of the population. In 2002, based on an analysis of total gross residential lending, 16% of new lending was in the North of England, 9% in Scotland, 26% in Central England and 49% in the South of England.

      On August 1, 2002, Northern Rock acquired the banking subsidiaries of Legal & General for a total of (GBP)133.2 million, representing net assets plus goodwill of (GBP)35.8 million. The acquisition supplemented Northern Rock's organic growth by approximately (GBP)1.5 billion of residential mortgage assets.

      The following table shows the Group's growth in residential mortgage advances over the three year period ended December 31, 2002.


                                                                                              At December 31,
                                                                              ---------------------------------------------
                                                                                  2002            2001            2000
                                                                              --------------  ------------    -------------
                                                                                 ((GBP) millions, except for percentages)
       Advances secured on residential property............................     20,918.9         17,689.2       16,186.3
       Securitized advances secured on residential property(1).............      9,098.4          4,853.2        2,377.6
                                                                              --------------  ------------    -------------
       Total...............................................................     30,017.3         22,542.4       18,563.9
                                                                              ============== =============    =============
         Annual growth ....................................................      33.2%            21.4%          17.6%
         Proportion of adjusted total assets(2) ...........................      71.6%            72.4%          74.7%
       --------------------

       Notes:
       (1) Since 1999, Northern Rock has securitized a portion of its residential mortgage assets as a diversified source of funding. Such residential mortgages are originated by Northern Rock under normal credit criteria and continue to be administered by Northern Rock in the same manner as non-securitized mortgages. For a description of Northern Rock's use of securitization as an additional funding source, see "--Treasury and Wholesale Funding" below.
       (2) As used in this report "adjusted total assets" of the Group are equal to the total assets of the Group adjusted to include securitized advances secured on residential property as described in Note 1 above.

      During 2002 the U.K. mortgage market remained extremely buoyant boosted by low interest rates, house price inflation of approximately 25% and low level of unemployment. Based upon Bank of England statistics reported by the Council of Mortgage Lenders, U.K. gross mortgage lending totalled (GBP)218.9 billion in 2002 compared with (GBP)160.6 billion in 2001, an increase of 36.3% and net mortgage lending totalled (GBP)78.1 billion in 2002 compared with (GBP)54.8 billion in 2001, an increase of 42.5%. Management expects annualized house price inflation will more closely align with the rate of growth in average earnings by the end of 2003. Management also expects the mortgage market to slow compared with 2002 although it is expected to remain strong due to low inflation, low interest rates and generally low levels of unemployment.

      Structural changes in the residential mortgage market, including increasing competition from alternative, non-traditional sources and low market interest rates, have caused the U.K. residential mortgage market to become heavily commoditized, with competition for business to a large extent driven by price. Management believes that, in this market, borrowers are prepared to transfer their loans to other lenders (re-mortgage) in order to obtain discounted interest rates, fixed interest rates, cashback offers or a combination of these. Therefore, it is expected that, as the market has become increasingly competitive, there are opportunities for profitable growth for those cost efficient lenders, such as Northern Rock, that are able to offer attractive pricing. Accordingly, Northern Rock has introduced and markets a wide variety of competitively priced products designed to maintain and increase market share. Northern Rock also rewards loyalty by offering a concessionary discount against standard variable rate for customers of seven years or more.

      Discounted mortgage products have become a common feature in the U.K. market. At the end of the discount period, the loan becomes a standard variable rate loan, the rate being set by Northern Rock by reference to market conditions and U.K. base interest rates as set by the Monetary Policy Committee of the Bank of England.

      The U.K. market has traditionally demanded variable rate products. However, in recent years the demand for fixed rate products has fluctuated in response to market expectations of changes in the level of interest rates.

      Northern Rock offers a wide range of fixed rate, capped rate and variable rate mortgages. Fixed rate products generally offer a predetermined interest rate for typically two or five years, after which they bear interest at standard variable rates. Capped rates offer a fixed ceiling above which the interest rate cannot rise for a predetermined period. Discounted variable rate mortgages offer a two or three year discount against standard variable rates and may therefore rise or fall as general interest rates change. A cashback mortgage involves a payment of interest at the standard variable rate but the customer receives an upfront cash incentive to take out a loan. In order to mitigate the risk of early repayment associated with discounted mortgage products and other mortgage incentives, Northern Rock imposes early repayment charges to protect the profitability of each loan.

      Northern Rock also offers a combined secured residential mortgage and unsecured loan with one monthly repayment marketed under the name "together". This product is a variable rate product although fixed rate options are available. The "together" product allows flexible payments permitting under or over payment, payment holidays or re-drawing of over payments. During 2001 the "together" product was further enhanced by the introduction of "together connections" which enables customers to offset savings balances against the outstanding loan resulting in a saving of interest to the customer. Such combination of loan types, (also referred to as "credit bundling") enables Northern Rock to monitor a customer's overall credit position, enhance margin and promote customer retention. During 2002 the secured element of "together" lending amounted to (GBP)3,302 million while the unsecured element of "together" lending amounted to (GBP)776 million. Northern Rock intends to continue to develop the "together" product.

      During 1999, Northern Rock introduced a new lending product named Home Equity Release Mortgage ("HERM") aimed at older customers whose residences are not mortgaged. Customers obtaining a HERM loan are able to utilize the equity in their homes to obtain a lump sum advance or a monthly income stream which is secured by a first mortgage on their property. Unlike traditional mortgage lending, HERM loans have no set repayment date and no monthly loan repayments. Instead, the loan plus accrued interest is repaid from the sale of the property following death, a move into long term care or sheltered accommodation or moving house. Underwriting criteria and the management of risks associated with HERM lending also differ from traditional mortgages in that the amount of loan available to a customer is determined by reference to their age and the value of their property. HERM loans accounted for 3% of gross new residential lending in 2002, and Management expects that HERM loans will continue to grow in 2003.

      An analysis of Northern Rock's gross residential mortgage lending by product type over the last three years is shown in the following table.

              Analysis of Gross Mortgage Lending by Product Type

                                              2002            2001             2000
                                         --------------   -------------   --------------
                                               (%)             (%)             (%)
          Two year fixed..............         38              28               48
          Five year fixed.............         17              17                3
          Cashback....................          2               5                9
          Discount....................          9               7                5
          "together"..................         31              41               33
          HERM........................          3               2                2


      A normal condition of upfront incentives is that incentive repayment charges are payable by the borrower in the event of repayment within a specified time (normally up to a maximum of seven years). The purpose of such charges is to mitigate the risk of early repayment to ensure that Northern Rock achieves the required profitability from each mortgage. During 2002 Northern Rock continued to offer products with shorter early repayment charge periods but with consequently lower levels of incentives, as well as tapering early repayment charges which reduce over the early repayment charge period. A "Base Rate Pledge" also is maintained whereby Northern Rock guarantees that the variable rate paid during the early repayment charge period will be the lower of Northern Rock's standard variable rate or the Bank of England's base rate plus 1.99%.

      Northern Rock has increased its mortgage lending principally due to attractive pricing combined with effective distribution and processing. This growth has been achieved while maintaining arrears levels at December 31, 2002, which were significantly below the U.K. industry average as shown in the following table:

                                                                                                               U.K.
                                                                                               Northern      Industry
Arrears(1)                                                                                       Rock        Average(2)
----------                                                                                     ---------     ----------
                                                                                                  (%)            (%)
3-6 months...............................................................................         0.40          0.59
6-12 months..............................................................................         0.13          0.30
Over 12 months...........................................................................         0.03          0.14
                                                                                               ---------     ----------
Total......................................................................................       0.56          1.03
                                                                                               =========     ==========

--------------------
Notes:
(1) For additional information regarding historical arrears levels, see "Selected Statistical Information -- Analysis of Residential Mortgage Loans in Arrears" below.
(2) Source: Council of Mortgage Lender's figures for the year ended December 31, 2002

      Northern Rock has adopted a low risk policy to mortgage lending and utilizes a sophisticated credit scorecard to assist in minimizing credit risk. Credit assessment takes into account, among other things, income multiples, loan to value criteria, credit history and the amount of the loan. As noted above, Northern Rock's policy is for all residential mortgage loans to be first charges on the mortgaged property and management closely monitors exposure limits based upon loan-to-value ratios, loan size, and geographic distribution within its residential mortgage loan portfolio. The combination of credit risk assessment, together with credit risk management, are reflected in mortgage arrears falling since 1994. For additional information regarding how the Group manages credit risk in connection with new lending, see "Financial Risk Management -- Credit Risk." The Group's lending practices are consistent with other similar financial institutions operating in the United Kingdom. Such practices differ in certain respects from lending practices of similar institutions operating in the United States. See "Selected Statistical Data--Problem and Non-performing Loans and Advances--Differences in Lending and Accounting Practices" herein for additional information.

      The proportion of Northern Rock's lending to first time buyers was 26% in 2002 compared with 32% in 2001 and 31% in 2000, in each case, below the UK industry average. Northern Rock also manages risk through monitoring loan-to-value ratios (or "LTVs"). LTVs represent the percentage that a particular mortgage loan relates to the estimated value of the residential property securing such loan. In 2000, lending in excess of 90% LTV was 38%, compared with 27% in 2001 and 23% in 2002. Northern Rock has almost no loans with an LTV ratio in excess of 95%. These trends, together with house price inflation in recent years, have resulted in the average indexed LTV of Northern Rock's residential mortgage lending portfolio falling to 58% as at December 31, 2002.

      In addition to new mortgage loans, Northern Rock offers further secured advances on existing mortgaged property to customers consistent with the lending criteria discussed above.

     Commercial secured lending

Northern Rock engages in a limited amount of commercial secured lending. Commercial secured lending provides a diversification of assets and enhances interest margin for the Group. Northern Rock has a commercial loan portfolio which comprises two types of loans: loans secured on residential property and loans secured on non-residential property. Northern Rock also has securitized certain commercial loans that are secured on non-residential properties in connection with its securitization program. The amount outstanding in respect of these types of loans at December 31, 2002, was as follows:

                                                                                                  % of
Commercial Secured Loans                                                                     adjusted total
------------------------                                                  (GBP) millions         assets
                                                                          --------------     -------------
Loans secured on residential property(1)...............................        573                1.4
Loans secured on non-residential property..............................        797                1.9
                                                                          --------------     -------------
                                                                             1,370                3.3
Securitized loans secured on non-residential property..................        509                1.2
                                                                          --------------     -------------
Total commercial loans.................................................      1,879                4.5
                                                                          ==============     =============

--------------------
Note:
(1) For statutory reporting purposes, these advances are included within advances secured on residential property.

      Commercial loans secured on residential property mainly consist of social lending, comprising loans to organizations supported by governmental grants, such as housing associations, and individual residential investment lending, consisting of loans to individuals which are primarily secured on single residential investment properties and other quasi-residential properties. Commercial loans secured on residential property attract the same regulatory risk weighting as advances to owner-occupiers secured on residential property.

      Loans secured on non-residential property consist of more traditional types of commercial secured lending. Such loans represent loans to individuals or corporations to support investment in properties mainly for retail, office or industrial use. Loans secured on non-residential property have traditionally carried higher risk of default and accordingly carry a higher regulatory risk weighting than loans secured on residential property. As noted above, certain loans secured on non-residential property have been securitized by Northern Rock during 2002.

      Northern Rock closely monitors and controls the risks involved in commercial lending, specializing in lending to the investment property sector. The maximum loan to-value-ratio for a commercial loan will normally be 75% and close attention is given to the borrower's ability to service the loan. In addition to individual loan underwriting criteria and management, Northern Rock has strictly enforced portfolio exposure limits for each class of borrower, geographical area within the United Kingdom and the composition of loans sizes in the portfolio.

      Northern Rock's commercial loan portfolio continues to perform well with only 41 loans (representing 0.6% of the total number of commercial loans) more than 3 months or more in arrears on December 31, 2002 as compared to 57 loans (representing 0.7% of the total number of commercial loans) more than 3 months or more in arrears at December 31, 2001.

      Management currently intends to grow its commercial secured loan portfolio moderately during 2003 while maintaining the existing level of credit quality throughout the portfolio.

      Personal unsecured lending

      The Group also engages in personal unsecured lending and until May 30, 2003 a limited amount of credit cards. For the year ended December 31, 2002, gross lending attributable to personal unsecured loans was (GBP)1,721 million (of which (GBP)776 million related to "together" unsecured loans, (GBP)20 million to credit cards, (GBP)67 million acquired from Legal & General with the remaining (GBP)858 million relating to stand-alone personal unsecured loans), as compared to (GBP)1,498 million for 2001. Year-end balances of personal unsecured lending totalled (GBP)2,941 million at December 31, 2002 compared with (GBP)2,080 million at December 31, 2001. Personal unsecured lending is considered to be an area of potential profitable growth for Northern Rock, particularly for such lending made as part of the "together" product which is considered to be a lower risk product as evidenced by its arrears performance. On May 30, 2003 Northern Rock sold its credit card portfolio of approximately (GBP)217 million to the Co-operative Bank.

      The Group out-sources the processing and administration of part of its personal unsecured loan portfolio to Ventura, a U.K. company and part of the Next Group plc, which receives an administration fee. Northern Rock underwrites, prices and funds the loans, earning premium rates of interest compared to residential mortgage lending. Additional fee income is generated from the relationship with the customer through the sale of payment protection insurance. "Together" unsecured loans are administered in-house while credit cards issued in conjunction with "together" were administered by another out-source provider.

      Personal unsecured lending carries more risk than residential mortgage lending and accordingly carries a 100% risk weighting for purposes of determining the Group's regulatory capital requirements. Default risk on personal unsecured lending is greater because such lending is unsecured. In order to mitigate such risks, Northern Rock uses a sophisticated credit scorecard designed to evaluate the borrower's ability to repay the loan. In addition, Northern Rock imposes a maximum limit on the size of personal unsecured loans and encourages customers to take out payment protection insurance. See "Financial Risk Management -- Credit Risk" below for additional information regarding how the Group addresses credit risk in connection with new lending. At the end of 2002, only 1.3% of unsecured personal loans were three months or more in arrears, and only 0.7% of "together" unsecured accounts were three months or more in arrears as compared with 1.4% and 0.8%, respectively, at year end 2001.

Retail Funding

      At December 31, 2002, Northern Rock had retail funding deposits of
(GBP)15.3 billion, representing a market share of approximately 2.1% of U.K. retail savings balances, based upon Bank of England statistics. Net new retail funding in 2002 amounted to (GBP)773 million including interest credited of
(GBP)447 million. In addition, (GBP)1.2 billion of retail deposits were acquired following the acquisition of the Legal & General subsidiaries. Retail funding represented 40% of total funding, including securitized bonds, of the Group at December 31, 2002.

      Northern Rock provides a wide range of retail savings products, including demand deposit accounts, notice accounts and short term fixed rate bonds. In addition, Northern Rock provides tax efficient accounts (ISAs) and (since 1999) tracker accounts on which interest rates are automatically linked to U.K. bank base rates, as set by the Monetary Policy Committee of the Bank of England from time to time. Traditionally, interest on retail deposits is paid on a variable rate basis, although as UK interest rates fell during 2000 and 2001 demand for fixed rate bonds was higher. During 2002 demand for fixed rate bonds eased with stronger demand seen for competitively priced tracker accounts offered via the internet. Balances at branches also increased during 2002 due to demand for ISAs, following a number of years of declining balances at branches reflecting a reduction in reliance on the branch network and the introduction of more cost efficient accounts. For a discussion of how Northern Rock manages exposure to interest rate movements when there is a mismatch between interest rate sensitive assets (such as loans) and liabilities (such as retail deposits), see "Financial Risk Management--Market Risk--Interest Rate Risk" and "--Interest Rate Sensitivity Gap" below.

      Management believes that the primary determinant for attracting retail savings is the interest rate offered to savers. Accordingly, Northern Rock pursues a strategy of launching competitive products, utilizing its cost advantage. It gathers retail funds from a number of sources, namely its branch network, postal accounts, offshore accounts (administered in Guernsey and Ireland) and telephone accounts gathered by its Save Direct division. Internet-based deposit accounts were also introduced in 2001.

      The table below provides information regarding the various types of accounts through which the Group obtained retail funds as at December 31, 2002, 2001 and 2000:

                                                                                     At December 31,
                                                                        -------------------------------------------
                                                                             2002            2001          2000
                                                                        -------------   ------------    -----------
                                                                                      ((GBP) millions)
Branch accounts.......................................................       2,175.5        1,567.9       1,552.0
Postal accounts.......................................................       5,442.2        6,619.2       5,028.6
Offshore accounts.....................................................       2,385.1        2,584.9       2,103.3
Telephone accounts....................................................       1,935.4        2,400.5       3,368.5
Internet accounts.....................................................       2,214.7          197.7           -
Legal & General branded accounts......................................       1,183.2            -             -
                                                                        -------------   ------------    -----------
    Total retail balances.............................................      15,336.1       13,370.2      12,052.4
                                                                        =============   ============    ===========


      In response to consumer concerns over industry practices relating to the introduction of new savings products, Northern Rock operates a "Savings' Pledge". The Savings' Pledge is designed to ensure that Northern Rock's retail savings' customers receive notifications and other important information significantly in excess of the industry standards and those required to comply with the U.K. Banking Code. The Savings' Pledge assures that Northern Rock's retail savings' customers are notified in writing every time Northern Rock makes a change to the interest rate on their accounts, launches a new savings product which is available to the majority of them, or changes the terms and conditions on their accounts. Any decreases in rates of interest paid will be introduced only after a period equivalent to any notice period on the account affected.

Management believes that the Savings' Pledge gives Northern Rock a competitive advantage in the U.K. retail savings market.

      The U.K. retail savings market has been subject to strong competition. During the late 1990s and 2000 new entrants such as insurance companies and certain retailers increased competition and since then competition has been maintained by the introduction of stand alone internet banks or brands. The effect of such competition has been an increase in the relative cost of retail funds and especially for new retail funds. Consequently, since 1999, Northern Rock has primarily funded its asset growth through the wholesale markets and securitization. Management expects this funding strategy to continue throughout 2003, although opportunities will be sought to attract less price sensitive retail funds as well as to maintain existing retail balances.

Treasury and Wholesale Funding

      The Treasury department provides treasury services to the Group. It has three main objectives: (i) to manage the Group's liquidity and investments,
(ii) to raise funds on the wholesale capital and money markets and (iii) to manage interest rate and currency risks. Total investment income from the Group's liquidity and investment activities amounted to (GBP)240.1 million for the year ended December 31, 2002, (GBP)259.8 million for the year ended December 31, 2001 and (GBP)286.4 million for 2000. Income from these activities accounted for 14.3% of total revenues for the year ended December 31, 2002, 15.7% of total revenues for 2001 and 17.9% of total revenues for 2000.

      Northern Rock raises wholesale funds from a variety of sources, including time deposits, certificates of deposit, commercial paper and medium-term notes. Funding from wholesale markets and securitization, excluding subordinated liabilities, amounted to (GBP)22.9 billion at December 31, 2002, representing 60% of total funding (including securitized bonds).

      Treasury aims to achieve a diversified source of wholesale funding both geographically and by categories of investors, as well as a range of maturities to prevent dependence on any particular funding sector. With regard to the geographical distribution of wholesale funding sources, a variety of programs are currently in place to raise both short-term and long-term funding in the U.S. and Euro capital markets. With regard to categories of investors, such programs currently can access both institutional and retail investors in the euro commercial paper and euro medium-term note market, as well as institutional investors in the commercial paper and medium-term note markets in the United States.

      In October 1999, Northern Rock launched its inaugural securitization of residential mortgage loans via a special purpose vehicle, Granite Mortgages 99-1 plc. Securitization involves the sale of residential mortgage loans by Northern Rock at par to special purpose securitization companies which fund their purchase through the issuance of mortgage backed securities. Northern Rock also makes interest bearing subordinated loans to the special purpose companies, the repayments of which are subordinated to the claims of the holders of the mortgage-backed securities. Other than the subordinated loan and the provision of mortgage guarantee insurance via a subsidiary company, Northern Rock does not guarantee any of the liabilities of the special purpose companies.

      The residential mortgage loans and the securitized bonds are reported on the Group balance sheet using linked presentation under U.K. GAAP. Under linked presentation, only the net amount of the Group's interests in the securitized mortgages is consolidated, with the related gross amounts shown on the face of the balance sheet. Northern Rock continues to administer the securitized mortgages under an administration agreement but does not own directly or indirectly any of the share capital of the special purpose companies. The interest income the securitized mortgages and the interest expense payable to the holders of the mortgage-backed securities is accounted for within the special purpose companies. This net interest income less third party administrative expenses is reported within other operating income in the Northern Rock Group Consolidated Financial Statements.

      Securitization has been a major source of funding since 1999 as demonstrated by the following table which sets out details of issues made by Northern Rock.

   Securitization Company             Date                      Gross assets securitized
   ----------------------             ----                      ------------------------
                                                                ((GBP) millions)
   Residential:
   Granite Mortgages 99-1 plc         October 1, 1999                   600
   Granite Mortgages 00-1 plc         March 1, 2000                     750
   Granite Mortgages 00-2 plc         September 25, 2000              1,300
   Granite Mortgages 01-1 plc         March 26, 2001                  1,500
   Granite Mortgages 01-2 plc         September 28, 2001              1,500
   Granite Mortgages 02-1 plc         March 20, 2002                  2,420
   Granite Mortgages 02-2 plc         September 23, 2002              2,748
   Commercial:
   Dolerite Funding No. 1 plc         June 24, 2002                     500

      Securitization provides Northern Rock with an alternative source of funding which is also capital efficient. Management intends to continue to use securitization as a funding source during 2003 and beyond. Already, as of January 27, 2003 and May 21, 2003, further securitizations of (GBP)3.0 billion and (GBP)2.5 billion of residential mortgages were completed.

      The Group invests in a wide range of liquid assets, including fixed deposits, certificates of deposits, gilts, floating rate notes and structured investments to meet regulatory requirements and agreed operational limits. The Group does not operate trading portfolios although income maximization is targeted and profits are taken when opportunities arise. At December 31, 2002, 93% of Treasury counterparty exposures are rated single A or better. There is no exposure to emerging markets or non-investment grade debt.

      Treasury provides risk management services to the Group and makes use of off-balance sheet instruments such as swaps, futures and options, which reduce the Group's exposure to changes in interest rates and currency rates. See "Financial Risk Management" and "Derivatives" below for further details of Risk Management.

Insurance

      In conjunction with its core business of providing residential mortgage loans, the Group is also involved in general insurance distribution, life assurance distribution and the provision of mortgage indemnity insurance.

      General insurance distribution

      Northern Rock distributes a limited range of household building and contents and payment protection insurance products, primarily to its residential mortgage customers, through third party providers. Under arrangements with third party providers, Northern Rock receives a commission on policies sold, but does not take any underwriting risk from policies. Since January 1997, building and contents policies have been provided through an exclusive arrangement with AXA General Insurance Ltd., a member of the AXA Group of companies. The Group also distributes payment protection products for mortgage and unsecured lending customers underwritten by Legal and General Insurance Limited and CGU Insurance plc respectively, for which the Group receives commissions.

      Commissions from general insurance sales provide an important source of non-interest income for the Group. The Group's strategy in general insurance is to continue to act solely as a distributor of a range of flexible insurance products, maintaining its existing insurance customer book through an active retention strategy and improving its sales to new borrowers and other customers. Management believes that strong competition in the market, particularly from direct insurance providers, will continue. In confronting this competition, Northern Rock's relationships with its third party providers should enable it to retain product and pricing flexibility and participate in profits without underwriting risk.

      Life assurance distribution

      The Group has a close relationship with Legal & General, a leading U.K. life assurance provider. Northern Rock's residential mortgage customers are routinely referred to Legal & General for advice on life assurance products, including endowment products. Northern Rock receives a commission for introducing these customers to Legal & General. Northern Rock plans to continue to act as an appointed intermediary for Legal & General.

Other Activities

      Personal banking

Northern Rock provides a limited range of money transmission facilities, including check guarantee and debit cards, to its current account customers. At December 31, 2002, the Group had approximately 155,000 current accounts with balances of (GBP)197 million. Northern Rock's customers also have access to approximately 19,000 automated teller machines ("ATMs") through the LINK network in the U.K. which allows Northern Rock customers to engage in limited money transmission transactions at certain financial institutions other than Northern Rock.

      Mortgage Indemnity

      Northern Rock Mortgage Indemnity Company Limited ("Normic") is the Group's captive insurance company based in Guernsey. Up to December 31 2002 it provided indemnity insurance to Northern Rock in the event of losses being incurred following repossession of a property from a defaulting borrower. As from January 1, 2003 Northern Rock ceased purchasing indemnity insurance from NORMIC. Existing cover remains in force.

Distribution Network

      The Group operates a diversified, low cost distribution network. In addition to serving existing customers, this has enabled Northern Rock to grow its business while controlling costs. In recent years, Northern Rock has centralized the administration of mortgages and savings products and increased the network's emphasis on sales. The distribution network is targeted to achieve volume growth principally in residential mortgage lending and support the Group's retail funding objectives. Developments in the network have focused on cost efficiency and meeting the needs of customers who are increasingly prepared to transact business by mail, telephone, or by e-commerce.

      The distribution network for the Group's products consists of the following:

      o    branches;
      o    intermediaries;
      o    mortgage sales centers;
      o    telemarketing;

      o    postal retail funding;
      o    offshore retail funding;
      o    regional commercial lending centers; and
      o    the internet.

      Branches

      Traditionally branches have been a major source of mortgage lending and retail funding for retail banks. Northern Rock has achieved volume growth and geographical spread in its core markets through alternative and more cost efficient distribution means which have resulted in a reduction in its branch network. During 2002, Northern Rock's network of branches remained unchanged at 76.

      All branches sell Northern Rock's core residential mortgage and retail savings products (excluding postal and telemarketing products), personal lending and third party insurance. Branches concentrate on customer service and selling new business and perform little mortgage processing, which has been centralized. A small number of branches serve as outlets for commercial secured lending on a restricted basis.

      Intermediaries

      Distribution through intermediaries accounted for approximately 76% of new mortgage lending in 2002 as compared with 70% of new mortgage lending in each of 2001 and 2000. Distribution through intermediaries allows Northern Rock to achieve national distribution coverage. Such intermediaries range from large U.K. insurance companies to small independent mortgage advisors which operate within "groups" or independently. Intermediaries are supported locally by sales teams operating from branches and mortgage sales centers. Depending on the arrangements in place between Northern Rock and a particular intermediary, intermediaries are compensated for introducing the mortgage business in line with general market practice. Management expects that strong relationships with intermediaries will continue to be an important element of Northern Rock's distribution strategy.

     The processing of intermediary introduced business is routed through an automated Decision Call Centre and associated processing center providing flexibility and capacity. The Centre gives loan application decisions via the telephone or internet and provides the introducer with pre-populated application forms (i.e., forms are completed or partially completed by Northern Rock based upon information provided over the telephone or internet for verification by the customer). The Decision Call Centre technology has also been implemented for all direct customers.

      Mortgage sales centers

      Northern Rock currently has 9 mortgage sales centers (two of which are multiple-use facilities), mainly located in areas where Northern Rock does not have branches, including Central England and the South of England. Mortgage sales centers have been important in helping to establish a national lending base especially by enhancing intermediary contacts. Such centers are situated in low cost premises away from expensive town center locations.

      Telemarketing

      Telemarketing plays an increasingly important role in generating retail funding and new residential mortgage lending.

      Northern Rock Direct is a telephone-based direct marketing and selling operation. It sells mortgages and associated third party insurance products or creates leads for branches or mortgage sales centers through telephone contact with customers initiated by advertising and inclusion of products in "best buy" tables featured in most national and regional newspapers. Northern Rock also operates a stand-alone mortgage retention unit.

      Northern Rock's telephone-based Save Direct division provides an alternative distribution arm for retail funding. At December 31, 2002, Save Direct had balances of (GBP)1.9 billion representing 13% of retail funding balances as compared with balances of (GBP)2.4 billion at December 31, 2001, representing 18% of retail funding balances. Initial deposits for Save Direct accounts are sent to Northern Rock's head office by mail. Thereafter, customers can make a withdrawal from their Save Direct accounts to their designated bank account by using a keypad telephone. Telephone operated accounts provide Northern Rock with a cost effective means of distribution.

      Postal retail funding

      On-shore postal-based savings accounts were introduced by Northern Rock in 1992. Since the latter part of 1998, as UK interest rates began to fall, fixed rate postal bonds having maturities of one year or more have been marketed. These bonds have proven to be popular with balances of (GBP)5.4 billion at December 31, 2002.

      Off-shore retail funding

      Off-shore postal accounts, offered through Northern Rock (Guernsey) Limited, are aimed at attracting large value retail deposits. Northern Rock (Guernsey) Limited started operations in 1996. Northern Rock Ireland, a branch of Northern Rock based in Dublin, commenced operations in November 1999 and offers postal, telephone and internet accounts in the Irish market. At December 31, 2002, off-shore balances amounted to (GBP)2.4 billion with accounts now offered in pounds sterling, U.S. dollars and euro.

      Regional commercial lending centers

      Northern Rock operates a network of nine specialized regional commercial lending centers (including one multiple use facility), located in areas where Northern Rock has identified a demand for commercial loan finance. Commercial lending centers distribute an increasingly significant proportion of commercial loans. This distribution channel is supplemented by the restricted lending undertaken through branches and the specialist unit located at Northern Rock's head office.

      Internet-based distribution

      Northern Rock has adopted e-commerce as an integral part of the Group's distribution strategy and has not developed a stand-alone, separately branded internet bank.

      The Northern Rock website provides current and potential customers, and intermediaries, with round-the-clock access to the Group's full range of mortgages, savings accounts, loans and other products. Separate sites are operated for offshore products offered by Northern Rock (Guernsey) Limited and Northern Rock Ireland.

      In addition to providing the latest mortgage and savings rates, the website permits visitors to, among other things, apply on-line for a personal unsecured loan, submit a full mortgage application, complete a mortgage pre-qualification form, calculate repayments on mortgage products, and locate the nearest branch. Within the website, a dedicated area has been established to provide mortgage intermediaries with product information and mortgage application forms.

      During 2001, an internet based savings account which moves in line with U.K. bank base rates was introduced. By the end of 2002 (GBP)2.2 billion had been received into this account.

      Lending business generated via the internet during 2002 amounted to loan applications of approximately (GBP)1.0 billion, with approximately 74% of such applications related to unsecured loans and 26% related to mortgages. These volumes represented approximately 2% of all mortgage applications and 43% of unsecured loan applications.

      Further development of internet activities will be focused on functions that are likely to generate significant levels of customer demand, while at the same time providing a secure and resilient environment for on-line customers.

Capital Expenditures and Divestitures

      Northern Rock, consistent with its core business of U.K. residential mortgage lending, has not undertaken significant capital expenditures or divestitures over the prior three year period. A summary of capital expenditures is set out in the following table.

                                                         2002              2001              2000
                                                      ----------       ------------      ------------
                                                                       ((GBP)millions)
         Land & Buildings........................         26.1              14.4               3.1
         Equipment, fixtures, fittings
         & vehicles..............................         25.0              18.2              18.6
                                                      ----------       ------------      ------------
             Total...............................         51.1              32.6              21.7
                                                      ==========       ============      ============

      Expenditure related to "equipment, fixtures, fittings & vehicles" primarily reflects investment in computer systems, hardware and related technology.

      Northern Rock is expanding its main head office building in the North East of England. The total property costs associated with such building amounted to (GBP)36.2 million over the 2 years, ending December 31, 2002.

      Capital divestitures over the prior three year periods are set out in the following table.


                                                         2002              2001              2000
                                                      ----------       ------------      ------------
                                                                       ((GBP)millions)
         Land & Buildings........................         3.2               2.8               3.9
         Equipment, fixtures, fittings
         & vehicles..............................         3.1               1.6               6.6
                                                      ----------       ------------      ------------
             Total...............................         6.3               4.4              10.5
                                                      ==========       ============      ============

      At present, Northern Rock does not currently have any material capital divestitures in progress. See Note 22 to the Consolidated Financial Statements included in Item 18 of this Report for additional information regarding Northern Rock's tangible fixed assets as at December 31, 2002.

The Northern Rock Foundation

      In connection with the conversion of Northern Rock to a public limited company on October 1, 1997, The Northern Rock Foundation was established as an independent charitable company limited by guarantee in England and Wales. The establishment of The Northern Rock Foundation was intended to express Northern Rock's commitment to its mutual history and to the region from which its business has drawn much of its strength. The Northern Rock Foundation has as its primary objective helping to improve the conditions of people disadvantaged by age, infirmity, poverty or other circumstances. Pursuant to a deed of covenant entered into by Northern Rock, The Northern Rock Foundation is entitled to receive 5% of Northern Rock's annual consolidated profit before tax. The Northern Rock Foundation has received non-voting and non-dividend paying Foundation Shares which would convert into just under 15% of the ordinary share capital of Northern Rock only in certain circumstances, principally involving a change in control of Northern Rock, in which event the deed of covenant would terminate.

                                  COMPETITION

      This section contains forward-looking statements that involve inherent risks and uncertainties. Northern Rock's actual results may differ materially from those contained in such forward-looking statements. See "Forward-Looking Statements" under Item 5 herein.

Industry Background

      Northern Rock's main competitors have traditionally been providers of personal financial services in the United Kingdom. These include banks, building societies, life insurance companies and mutual insurance organizations. In recent years, competitive pressures, consolidation and changes in the regulatory environment have led to a blurring of the boundaries between banks, building societies and insurance companies in the United Kingdom. In addition, in recent years new providers of financial services have emerged as competitors in the U.K. residential mortgage lending market and retail savings market. Below is a description of the traditional types of organizations that continue to compete with Northern Rock, as well as a description of certain new competitors.

      Banks and building societies

      There has been significant consolidation of banks and building societies in recent years. The number of building societies has fallen from 105 in 1992 to 65 at December 31, 2002. This reduction has been marked by the merger of certain of these organizations as well as acquisitions by existing banks.

      Certain major financial service providers have also changed their legal status with Halifax, Woolwich and Alliance & Leicester building societies converting during 1997 to stock form U.K. licensed banks in the form of public limited liability companies. A number of building societies have chosen not to convert and legislation was passed in 1997 to enable these organizations to compete more freely with banks. Despite this, Bradford and Bingley Building Society converted to a listed bank in December 2000.

      Insurance Companies

      The U.K. insurance industry has traditionally been comprised of a large number of mutual insurance organizations and several composite insurers originating a range of products, distributed through banks, building societies, direct sales forces and a large network of independent financial advisers. In recent years, the entry of building societies and banks into the market as originators, as well as distributors, has reduced this dominance.

      Non-Traditional Competitors

      Certain supermarkets and other large retailers and utility companies sell financial services to their customers. A number of U.K. banks have co-operation arrangements with large U.K. retailers to provide personal banking services to their customer base, including direct savings accounts through the mail or by telephone. In addition, although in 2002 no significant new entrants have emerged, insurance and life assurance companies have entered the mortgage and retail savings markets. Such companies are using low cost telephone, postal and internet-based distribution channels to offer competitively priced retail savings products and mortgages. Certain UK banks, notably Halifax and to a lesser extent Abbey National, have launched stand alone, separately branded internet banks. Northern Rock's response to such competition is to continue to develop its e-commerce capabilities as an integrated part of the Group's distribution strategy and to continue to offer customers a range of options for transacting business. See "Business -- Distribution Network -- Internet-based distribution" for a more detailed discussion of such activity to date.

The U.K. Residential Mortgage Market

      The table below sets out information for the last five years concerning year end balances of U.K. lending secured on residential property and the proportions held by banks, building societies and Northern Rock.


                                                                 Total         Building                       Northern
                                                                Balance        Societies        Banks           Rock
                                                             ---------------   ---------        -----         ---------
                                                             ((GBP)billions)     (%)             (%)            (%)
     1998..................................................      456.6           23.3            70.2           3.1
     1999..................................................      494.4           22.9            69.8           3.2
     2000..................................................      534.8           19.9            72.2           3.5
     2001..................................................      591.6           19.1            70.8           3.7
     2002..................................................      671.0           18.4            69.7           4.3

--------------------
Note:

Source: Council of Mortgage Lenders (CML) (using information based upon Bank of England data) except for information regarding Northern Rock's balances which are taken from Northern Rock's own data.

      The table below sets out information for the last five years showing gross and net lending in the UK.

                                                     Gross            Net
                                                    ----------     ----------
                                                        ((GBP) billions)
         1998................................         89.4            25.2
         1999................................        114.3            38.2
         2000................................        119.6            40.6
         2001................................        160.4            54.6
         2002................................        218.8            78.1
--------------------
Note:

Source: Council of Mortgage Lenders (CML) (using information based upon Bank of England data).

      2002 was extremely buoyant, showing an increase in gross lending of 36.2% and an increase in net lending of 42.5%. Such growth was supported by house price inflation of 25%, historical low levels of interest rates and generally low levels of unemployment.

      Competition in the U.K. mortgage market involves defending the existing stock of balances and competing for the flow of new lending. New lending is driven by first time buyers or next-time buyers remortgaging or changing homes. In recent years, the proportion of the population owning their own homes has stabilized at just under 70%. Although this figure is high by European standards, Management believes it is unlikely to increase or decrease significantly in the near future. Consequently, Management views the mortgage market in the U.K. as a mature and highly commoditized market driven primarily by price, especially with respect to new lending.

      A key feature of the U.K. mortgage market is the differential pricing structure that has developed, mainly in response to increased competition. New customers are offered attractive rates via discounts, tracker accounts, fixed and capped rates or cashbacks for a period of time, compared with existing customers who pay a standard variable rate which can fluctuate in response to competitive forces and U.K. monetary and economic policy.

      Certain mutual building societies, which are not required to generate profits other than for regulatory capital purposes, have attempted to defend their existing stock of loans by offering lower standard variable rates and not competing for new business with discounted products. As a result in 2002 building societies' total net lending accounted for only 14% of the total UK net mortgage lending compared with a share of mortgage balances of 18%.

      Early in 2001, some lenders offered lower standard variable rates for all customers, with a consequence that new customers are not offered deep discounted products for a period of time. Northern Rock intends to continue to offer attractive products to new customers and has introduced enhanced loyalty rates for customers of seven years or more.

      Northern Rock has been at the forefront of competitive pricing since the early 1990s as a low cost, efficient provider. This, together with product innovations, has enabled Northern Rock's net lending to be greater than its market share of balances over this period while its gross lending has been only slightly above mortgage stock levels. Northern Rock has also benefited from a high percentage of its residential mortgage customers being subject to early repayment charges, which assists it in retaining customers. At December 31, 2002, approximately 60% of Northern Rock's mortgage balances were subject to such early repayment charges. In addition, Northern Rock has further strengthened its focus on customer retention.

      Management does not consider that recent new entrants to the mortgage market, mainly insurance companies, have had any significant impact on Northern Rock. Competition from incumbents is however, likely to remain intense. Management also considers that new customers will remain attracted to up front incentives on traditional mortgage products and that strong demand will remain for credit bundling products, enabling Northern Rock to achieve volume lending in 2003.

The U.K. Retail Deposit Market

      The U.K. retail deposit market is dominated by banks, building societies and National Savings. National Savings is a U.K. Government-sponsored savings and investment organization, with products distributed to individuals through the U.K. Post Office branch network and through postal accounts. Figures for the total U.K. retail deposit market appearing in the table below have been compiled from details published by the Bank of England.

             Building Societies', Banks' and Northern Rock's Share
                       of the U.K. Retail Deposit Market

                                                     Building societies'      Banks' share of         Northern Rock's
                                    Total U.K.       share of total U.K.         total U.K.         share of total U.K.
                                Retail deposits(1)   Retail deposits(1)    Retail deposits(1)(2)    Retail deposits(1)
                                ------------------   -------------------   ---------------------    -------------------
                                 ((GBP)billions)              (%)                    (%)                     (%)
     1998..................           555                   18.9                   69.5                    1.9
     1999..................           596                   18.5                   70.8                    1.9
     2000..................           633.6                 17.1                   72.8                    1.9
     2001..................           681.6                 17.9                   72.9                    2.0
     2002..................           734.2                 18.3                   73.3                    2.1

--------------------
Notes:
(1)   Source: Bank of England, except for information regarding Northern
      Rock's balances which are taken from Northern Rock's own data. Building Society figures exclude and bank figures include Bradford and Bingley from December 2000 following (conversion from a building society to a bank).
(2) Included within Bank's share of total U.K. retail deposits are companies such as Tesco plc and Egg plc, which have obtained U.K. banking licenses.

      Like the residential mortgage market, Management believes that the U.K. retail deposit market is a commoditized market, driven primarily by price. This is particularly true for the flow of new money which will seek the most attractive rates available. Older deposit balances have traditionally subsidized the cost of new retail deposits, primarily reflecting customer inertia.

      In the last few years, competition for U.K. retail deposits has increased as new participants, such as supermarkets and insurance/life assurance companies, have entered the market by offering attractive rates of interest. This situation has been exacerbated since 2000 by the introduction of internet based accounts which have offered rates at or above U.K. bank base rates. The combined effect of the recent competition has caused the cost of attracting new retail deposits to be higher in many cases than the cost of wholesale money market deposits.

      Management believes that increased consumer awareness driven by the press and increased competition has resulted in the potential for greater volatility of retail deposit balances both between different organizations and between different accounts within organizations. This in turn has resulted in a reduction in the differential between rates paid to existing and new balances as customers transfer to higher rate accounts and organizations aim to retain existing balances.

      During 2002 Northern Rock defended its share of UK retail deposits particularly via the use of its internet based tracker account and tax efficient ISAs. Net inflows of retail deposits of (GBP)773 million were obtained in addition to the (GBP)1,193 million of deposits acquired in conjunction with the acquisition of the Legal & General subsidiaries.

Competitive Outlook

      In recent years, Northern Rock has experienced substantial competitive pressure in its traditional U.K. residential mortgage market and retail deposit market. Management believes that Northern Rock, with its low-cost structure and strategy focused on core markets, is well positioned to respond to such changes in competitive pressures. Following a strategy of combining competitive pricing with innovative product development and an effective and cost efficient distribution network should continue to provide Northern Rock with an ability to attract new business. In a market that Management believes is primarily driven by price, Northern Rock's competitive pricing should permit it to sustain further asset growth, even if, as anticipated, in 2003 the UK residential market is less buoyant than in 2002. Management believes that continued asset growth will result in further cost efficiencies and improve Northern Rock's competitive position and profitability.

                          SUPERVISION AND REGULATION

European Union Directives

      The framework for supervision and regulation of banking and financial services in the United Kingdom has been, and continues to be, heavily influenced by European Union ("EU") Directives which are required to be implemented in EU member states through national legislation. The banking Directives aim to harmonize banking regulation and supervision throughout member states by laying down minimum standards in key areas and requiring member states to give "mutual recognition" to each other's standards of regulation. The Banking Consolidation Directive includes the "passport" concept: that is, freedom to establish branches in, and to provide cross-border services into, other member states once a bank is authorized in its "home" state.

      Although a credit institution such as Northern Rock is primarily regulated in its home state by a national regulator, the Banking Consolidation Directive prescribes minimum criteria for regulation of the authorization of credit institutions and the prudential supervision applicable to them. Investment firms are subject to a similar regulatory environment and can obtain a "passport" with respect to authorization under national legislation implemented pursuant to the Investment Services Directive. Despite the application of the "passports", a member state can impose certain requirements on the conduct of banking and investment activities in its boundaries (including conduct of business rules).

      The Capital Adequacy Directive, Own Funds Directive and the Solvency Ratio Directive together regulate the requirements of credit institutions and investment firms to make adequate capital provisions for market risks, the deemed quality and acceptable relative proportions of various types of capital and permissible counterparty exposures. The related provisions of the Consolidated Supervision Directives and Large Exposures Directive respectively provide for supervision of consolidated financial groups' capital adequacy requirements and delineate permissible exposures to individual or linked counterparties.

      In September 2002, the European Commission published a proposal on a directive on consumer credit to the EU member states, which would require creditors to provide advice and information to consumers taking consumer credit before the credit agreement will be concluded, so that the consumer can choose in full knowledge of the facts among the types of credit offered. Among other things, the proposal requires that the information to be provided by the credit intermediary and creditor should in particular include an annual percentage rate of charge applicable to the credit and the total lending charge. Similarly, it will be the responsibility of the creditor, in accordance with the principle of "responsible lending", to check whether the consumer and, where applicable, the guarantor are in a position to meet new commitments. The directive will also have provisions in respect of borrowers drawing down credit under the terms of their mortgage loans. The U.K. Department of Trade and Industry ("DTI") is currently consulting with consumer and industry organizations on the proposal.

New Basel Capital Accord

      On June 3, 1999 the Basel Committee on Banking Supervision (the "Committee") issued a proposal for a new capital adequacy framework to replace the previous Capital Accord of 1988. Complementing this proposal, the European Commission issued a consultation document on November 22, 1999 entitled 'A Review of Regulatory Capital Requirements for EU Credit Institutions and Investment Firms'.

      On January 16, 2001, the Committee released its proposed New Basel Capital Accord (the "New Basel Accord"). This proposal modified and substantially expanded the June 3, 1999 proposal and described the methods by which banks could determine their own minimum regulatory capital requirements. In April 2001, the Committee initiated a Quantitative Impact Study ("QIS") of banks to gather the data necessary to allow the

Committee to gauge the impact of the proposals for capital requirements. A further study, QIS 2.5, was undertaken in November 2001 to gain industry feedback about potential modifications to the Committee's proposals. On October 1, 2002, the Committee launched QIS 3, which it described as a comprehensive "field test" of its proposals for revising the minimum capital requirements for banks under the New Basel Accord. Banks had until 20 December, 2002 to submit their responses under QIS 3 to the Committee.

      Although the Committee had announced previously that it would release a revised proposal for the New Basel Accord in early 2002, this has now been delayed pending the completion of QIS 3. No date has been set for the issuance of the revised proposal, although it is anticipated that the revised proposals will be issued for public comment in the second quarter of 2003.

      On 18 November 2002, the European Commission released a working paper (known as "CAD3") on the EU's implementation of the Basel proposals. Unlike the Basel proposals, which are addressed to internationally active banks, CAD3 will be applied to all credit institutions in the EU. It will also be applied to non-bank investment firms authorised under the Investment Services Directive.

      The Committee has announced its intention to finalise the new Basel Accord in the fourth quarter of 2003 and for member countries to implement the New Basel Accord at year end 2006. At the same time, the European Commission has announced that it is intended that the new EU capital framework under CAD3 should come into effect at the same time as the New Capital Accord. Northern Rock has established a Basel project team and participated in the QIS 3 study. During 2003 management will continue with preparations for the introduction of Pillar I of the New Basel Accord and will commence a detailed review of the Pillar II requirements, to ensure that the capital benefits of the accord are available to Northern Rock as quickly as possible.

U.K. Regulations

      The Companies Acts govern the fundamental concepts of constitutional issues, company registration and the format and production of annual reports and accounts applicable to such entities including Northern Rock. As a U.K. public limited company listed on the London Stock Exchange, Northern Rock is obliged to comply with a code of practice known as the Combined Code regarding corporate governance. Further, as part of the continuing obligations of Northern Rock under the listing rules of the UK Listing Authority (the body which approved Northern Rock's listing on the London Stock Exchange), it must disclose, through the London Stock Exchange, major developments in its sphere of activity which may lead to substantial movement in the price of its securities listed on the London Stock Exchange. The undertaking of certain activities in the U.K. subjects the relevant entity to further regulatory regimes. The most significant regimes relevant to Northern Rock are discussed below.

      The principal piece of legislation governing the establishment, supervision and regulation of financial services in the UK is the Financial Services and Markets Act 2000 (the "FSMA"). The Financial Services Authority (the "FSA") is the single regulator for the full range of financial business in the U.K.; it derives its powers under the FSMA and regulates both the prudential aspects and conduct (including market conduct) of those businesses. The regulatory regime established by the FSMA replaced, as of December 1, 2001, the regulatory regime established under the Banking Act 1987, the Financial Services Act 1986, the Insurance Companies Act 1982 and other related financial services legislation. Northern Rock has adapted its operations in order to comply with the FSMA and the regulations promulgated thereunder.

      The FSMA prohibits any person from carrying on a "regulated activity" in the U.K. unless that person is an "authorised person" under the FSMA or is specifically exempted from such provision. The list of "regulated activities" under the FSMA includes deposit-taking and activities relating to investment and insurance businesses.

Banking (Acceptance of Deposits)

      The FSA monitors the liquidity of the U.K. banking sector through a series of periodic returns covering both sterling and non-sterling operations. U.K. banks are required to maintain, in interest-free accounts at the Bank of England, a non-operational cash balance of a percentage of eligible liabilities. The FSA also requires banks to report (among other things), and in some cases obtain consent for, large single exposures and large exposures to related borrowers.

      The Banking Code (the "Code") is a voluntary code agreed by U.K. banks and building societies. It sets the minimum standards of service that personal customers can expect from all banks and building societies which subscribe to the Code. The Code covers the responsibilities of the banks and building societies to their personal customers in connection with the operation of their accounts. The Code became effective in March 1992, with subsequent revisions in March 1994, March 1997, March 1999, January 2001 and March 2003. Northern Rock has adopted the Code. Compliance with the Code is monitored by the Banking Code Standards Board ("BCSB").

      Investment Business

      The conduct of investment business is regulated in the U.K. in that, among other things, "dealing in", "arranging deals in", "managing", "safeguarding and administering" and "advising on" investments are "regulated activities" under the FSMA. The [Group] has the appropriate authorization under the FSMA to conduct its investment business activities.

      Under the former regulatory regime, "Listed money market institutions" were exempted from the provisions of the Financial Services Act 1986 in respect of their money market activities only. Northern Rock was granted listed money market institution status and that status was "grandfathered" into the new regime under the FSMA. Such money market activities remain regulated by the FSA which expects such entities to observe the relevant chapters of the FSA Handbook (in particular, the chapter entitled "Inter-Professional Conduct"). Given the nature of Northern Rock's money market activity, the Non-Investment Products Code (NIPs) is applicable to this business.

      Northern Rock Financial Services Limited is a non-trading company which maintains its authorization under the FSMA for the purposes of undertaking the review of personal pensions mis-selling.

Insurance

      NORMIC is the only subsidiary of Northern Rock which undertakes insurance business. NORMIC is a Guernsey registered company, and consequently is regulated by Guernsey law and the Guernsey Financial Services Commission.

      The marketing and promotion of investments ("investments" includes rights under a contract of insurance) in the U.K. is prohibited under the FSMA unless the promotion is made by an authorised person or the communication is approved by an authorised person. Various exemptions apply as reflected in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001.

      Financial Services Compensation Scheme

      Depositors are protected in respect of their deposits with authorized institutions in the U.K. Payments under the Financial Services Compensation Scheme ("FSCS") are limited to 100% of the first (GBP)2,000 of a depositor's total deposits with the institution and 90% of the next (GBP)33,000, resulting in a maximum payment of

(GBP)31,700. The FSCS is financed by a levy on all authorized institutions in proportion to their deposit base which includes deposits in sterling, other European Economic Area currencies and the euro.

      The FSCS also applies to investments, and covers loss arising when an investment business goes out of business and is unable to make payments to investors and also loss arising from bad investment advice or poor investment management. Payments under the FSCS for a claim against an investment firm are limited to 100% of the first (GBP)30,000 of an investor's total investment and 90% of the next (GBP)20,000, resulting in a maximum payment of (GBP)48,000.

      Finally, the FSCS applies to insurance contracts, and covers loss arising when an insurance company goes out of business or into liquidation. Payments under the FSCS for a claim against an insurance company are unlimited in the case of compulsory insurance (such as third party motor insurance), and are limited in the case of (1) non-compulsory insurance (such as home insurance), to 100% of the first (GBP)2,000 of an investor's total investment and 90% of the remainder of the claim, and (2) long term insurance (such as pension plans and life assurance), to 100% of the first (GBP)2,000 of an investor's total investment and 90% of the value of the policy in liquidation.

      Dispute Resolution

      The FSMA gives the FSA the power to make rules relating to the handling of complaints by firms and provides for the establishment of an independent dispute resolution scheme to resolve complaints about financial services firms quickly and with minimum formality. The body established to administer and operate this scheme is the Financial Ombudsman Service Limited.

      Regulation of Mortgage Business

      The Mortgage Code is a voluntary code followed by lenders and mortgage intermediaries dealing with customers in the U.K. who want a loan secured on their home. It sets standards of good mortgage practice which are followed as a minimum standard by those subscribing to it. Compliance with the Code is monitored by the Mortgage Code Compliance Board ("MCCB"). Lenders and intermediaries subscribe to the Mortgage Code and agree to comply with its registration rules. Northern Rock subscribes to the Mortgage Code.

      It is currently expected that mortgage lending and services, the arranging of mortgages and the giving of mortgage advice in the U.K. will become a regulated activity under the FSMA. The FSA will become the regulator for such businesses and is presently consulting with industry participants on aspects of the proposed regime. In particular, the FSA has prepared a draft Mortgage Sourcebook, which contains rules on mortgage lending and administration. The proposed date for implementation of this scheme ("N3") had initially been August 2002, but under a revised timetable published by the FSA, N3 is now anticipated to be October 2004. Management is monitoring developments in order to assess any impact these proposals would have on Northern Rock.

      Other Relevant Legislation & Regulation

      The Consumer Credit Act 1974 regulates both brokerage and lending activities in the provision of personal secured and unsecured lending. On July 25, 2001, the DTI issued a consultation paper with a view to updating and modernizing that Act. A summary of the responses was published by the DTI on February 15, 2002. Research into the cause, effect and extent of over-indebtedness was also carried out and the DTI published a report, "Over-indebtedness in Britain" on 27 November 2002. Further consultation papers, relating to financial limit and exempt agreements of the Consumer Credit Act 1974, the early settlement of consumer credit agreements, and enabling and facilitating the conclusion of credit and hire agreements electronically, were published in March 2002, August 2002 and December 2002, respectively. Management is monitoring developments in order to assess any impact these proposals would have on Northern Rock.

      The Data Protection Act 1998 regulates, among other things, the retention and use of data relating to individual customers. Each company in the Group has made appropriate notifications under that Act.

      The Unfair Terms in Consumer Contracts Regulations 1999 came into force in October 1999. These Regulations together with the Unfair Contract Terms Act 1977 apply to certain contracts for goods and services entered into with consumers. The main effect of the Regulations is that a contractual term covered by the Regulations which is "unfair" will not be enforceable against a consumer. These Regulations apply, among other things, to mortgages and related products and services.

Sarbanes-Oxley Act of 2002

      In order to restore investor confidence in the U.S. financial markets, the U.S. Congress passed and the President signed into law on July 30, 2002, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). The Sarbanes-Oxley Act imposes a number of significant requirements on companies required to file reports under the Securities Exchange Act of 1934 with the U.S. Securities and Exchange Commission (the "SEC"), including, among other matters, requirements with respect to audit committees, the supervision of auditors (and the services that may be provided by such auditors), personal certification of financial statements by the chief (principal) financial officer and chief executive officer, and disclosure regarding the adoption of a code of ethics for senior management.

      Northern Rock commenced filing reports with the SEC on a voluntary basis during 2001 although it has not previously filed a registration statement under the Securities Act of 1933, does not have a class of securities listed on a U.S. national securities exchange, nor would it otherwise be required to file such reports under the Securities Exchange Act of 1934. As a voluntary filer of such reports, Northern Rock is subject to certain provisions of the Sarbanes-Oxley Act. Management is currently considering the extent to which certain other provisions of the Act may be applicable to Northern Rock as a voluntary filer.

                       SELECTED STATISTICAL INFORMATION

Average Balance Sheets and Interest Rates

      The following table shows average balances and interest rates for Northern Rock for the past three years prepared on the basis of assets under management, including for this purpose securitized assets as interest earning assets and securitized notes as interest bearing liabilities. This presentation differs in certain significant respects from the Consolidated Financial Statements included in Item 18 of this Report in order to more accurately reflect management's approach to monitoring interest income and interest expense given the current amount of securitized assets and related securitized notes in existence. As of December 31, 2002, approximately 23% of assets under management were securitized, as compared with 16% at December 31, 2001 and 10% at December 31, 2000. For further information, see Note 5 to the Average Balance Sheet appearing below.

                                                  Average Balance Sheet - Assets under Management

                                                  2002                             2001                              2000
                                      ----------------------------  -------------------------------   ------------------------------
                                      Average              Average    Average               Average    Average               Average
                                      Balance   Interest    Rate %  Balance(1)  Interest(2)  Rate %   Balance(1) Interest(2)  Rate %
                                      --------  --------   -------  ---------  ------------ -------  ----------- ----------  -------
                                                                     ((GBP) million, except percentages)
Assets
Loans and advances to banks........    1,869.8      76.1     4.07      931.6        46.3     4.97        895.1       55.3     6.18
Loans and advances to customers....   22,465.0   1,162.2     5.17   19,233.4     1,244.4     6.47     17,112.8    1,175.9     6.87
Debt securities....................    3,896.1     164.0     4.21    3,241.3       184.8     5.70      2,905.0      212.9     7.33
Equity shares and other variable
yield securities...................      394.5      14.5     3.68      325.5        10.9     3.35        190.3       18.2     9.56
                                      --------  --------   -------  ---------  -----------  -------  ----------- ----------  -------
Total average interest-earning
  assets before securitized assets.   28,625.4   1,416.8     4.95   23,731.8     1,486.4     6.26     21,103.2    1,462.3     6.93
Securitized assets.................    7,410.1     415.3     5.60    3,792.0       245.6     6.48      1,485.0      110.5     7.44
                                      --------  --------   -------  ---------  -----------  -------  ----------- ----------  -------
Total interest-earning assets......   36,035.5   1,832.1     5.08   27,523.8     1,732.0     6.29     22,588.2    1,572.8     6.96
                                                ========   =======             ===========  =======              ==========  =======

Non interest earning assets
  Tangible fixed assets............      134.4                         106.0                              92.0
  Other............................      777.9                         684.2                             572.4
                                      --------                      ---------                        -----------
Total average assets...............   36,947.8                      28,314.0                          23,252.6
                                      ========                      ========                         ==========

Liabilities and shareholders' funds
Deposits by banks..................    1,307.8      43.3     3.31    1,197.0        55.6     4.64        887.3       47.2     5.32
Retail customer accounts - demand
deposits...........................      917.6      10.9     1.19      965.6        13.9     1.44      1,001.2        9.2     0.92
Retail customer accounts -
time deposits......................   13,658.8     564.7     4.13   11,680.0       626.1     5.36     10,692.3      629.0     5.88
Customer accounts -
wholesale deposits.................    2,371.9      86.1     3.63    2,329.1       111.8     4.80      2,122.7      140.2     6.60
Debt securities in issue...........    8,478.6     338.3     3.99    5,963.5       309.5     5.19      5,040.7      314.6     6.24
Dated and undated loan capital and
  Other subordinated liabilities...    1,225.2      73.9     6.03      846.3        63.6     7.52        586.8       47.8     8.15
                                      --------  --------   -------  ---------  -----------  -------  ----------- ----------  -------
Total average interest-bearing
  liabilities before securitized
  notes in issue...................   27,959.9   1,117.2     4.00   22,981.5     1,180.5     5.14     20,331.0    1,188.0     5.84
Securitized notes in issue(5)......    7,247.7     323.7     4.47    3,698.4       205.4     5.55      1,456.6       96.1     6.60
                                      --------  --------   -------  ---------  -----------  -------  ----------- ----------  -------
Total average interest-bearing
  liabilities......................   35,207.6   1,440.9     4.09   26,679.9     1,385.9     5.19     21,787.6    1,284.1     5.89
                                                ========   =======             ===========  =======              ==========  =======

Non interest bearing liabilities




  Other............................      580.6                         621.1                             569.6
  Shareholders' funds..............    1,159.6                       1,013.0                             895.4
                                      --------                      ---------                        -----------
Total average liabilities and
  shareholders' funds..............   36,947.8                      28,314.0                          23,252.6
                                      ========                      =========                        ===========

Net interest margin
Net interest income................                391.2                           346.1                288.7
                                                ========                       ===========           ==========
Interest income as a percentage of
  average interest-earning assets..                          5.08                            6.29                  6.96
Interest expense as a percentage of
  average interest-bearing
  liabilities......................                          4.09                            5.19                  5.89
Interest spread....................                          0.99                            1.10                  1.07
Net interest margin................                          1.09                            1.26                  1.28

--------------------
Notes:
(1) Average balances are based upon monthly data for Northern Rock and its subsidiaries.
(2) For the purpose of the average balance sheet, interest income and interest expense have been stated after allocation of interest on instruments entered into for hedging purposes.
(3) Loans and advances to customers includes non-performing loans, net of allowances for loan losses. See "Allowance for Loan Losses" and "Problem and Non-Performing Loans and Advances" below.
(4) Net interest margin represents net interest income as a percentage of average interest earning assets.
(5) Under linked presentation consistent with U.K.GAAP, this item appears as a deduction from interest earning assets as opposed to a liability as set forth above.

      The following table shows the average balance sheet as it would appear under linked presentation, as used in the preparation of the Consolidated Financial Statements included in Item 18 of this Report. This presentation shows as one linked asset the securitized notes and the related non-recourse finance - see Note 17 to the Consolidated Financial Statements in Item 18 of this report. The net income from the securitized items is treated as other income, rather than interest receivable or payable, under linked presentation.

                                                    Average Balance Sheet - Linked Presentation

                                                  2002                             2001                              2000
                                      ----------------------------  -------------------------------   ------------------------------
                                      Average              Average    Average               Average    Average               Average
                                      Balance   Interest    Rate %  Balance(1)  Interest(2)  Rate %   Balance(1) Interest(2)  Rate %
                                      --------  --------   -------  ---------  ------------ -------  ----------- ----------  -------
                                                                     ((GBP) million, except percentages)
Assets under linked presentation
Total average interest-earning
  assets...........................   28,625.4   1,416.8     4.95   23,731.8     1,486.4     6.26     21,103.2    1,462.3     6.93
                                                ========   =======             ===========  =======              ==========  =======

Non interest earning assets
  Tangible fixed assets............      134.4                         106.0                              92.0
  Other............................     1028.0                         758.3                             579.0
                                      --------                      --------                          --------
Total average assets...............   29,786.8                      24,596.1                          21,774.2
                                      ========                      ========                          ========

Liabilities and shareholders'
funds under linked presentation
Total average interest-bearing
  liabilities......................   27,959.9   1,117.2     4.00   22,981.5     1,180.5     5.14     20,331.0    1,188.0     5.84
                                                ========   =======             ===========  =======              ==========  =======

Non interest bearing liabilities
  Other............................      667.3                         601.1                             547.8
  Shareholders' funds..............    1,159.6                       1,013.0                             895.4
                                      --------                      ---------                        -----------




Total average liabilities and
  shareholders' funds..............   29,786.8                      28,314.0                          23,252.6
                                      ========                      =========                        ===========

Net interest margin under linked
presentation
Net interest income................                299.6                           305.9                274.3
                                                ========                       ===========            ==========
Interest income as a percentage of
  average interest-earning assets..                          4.95                            6.26                    6.93
Interest expense as a percentage of
  average interest-bearing
  liabilities......................                          4.00                            5.14                    5.84
Interest spread....................                          0.95                            1.12                    1.09
Net interest margin................                          1.05                            1.29                    1.30

--------------------
Notes:
(1) Average balances are based upon monthly data for Northern Rock and its subsidiaries.
(2) For the purpose of the average balance sheet, interest income and interest expense have been stated after allocation of interest on instruments entered into for hedging purposes.
(3) Loans and advances to customers includes non-performing loans, net of allowances for loan losses. See "Allowance for Loan Losses" and "Problem and Non-Performing Loans and Advances" below.
(4) Net interest margin represents net interest income as a percentage of average interest earning assets.


      The following tables set forth prevailing average interest rates and yields, spreads and margins for the three years ended December 31, 2002.

                                                                                      At December 31,
                                                                        -------------------------------------------
                                                                             2002            2001          2000
                                                                        --------------    ----------    -----------
                                                                                           (%)
Prevailing Average Interest Rates
     United Kingdom:
     Banks base rate..................................................      4.00            5.12           5.96
     London inter-bank offered rate:
        Three month sterling..........................................      4.06            5.04           6.19
        Three month eurodollar........................................      1.80            3.78           6.53
     United States:
        Prime rate....................................................      4.68            6.91           9.23
Yields, Spreads and Margins (under Management)
Gross yield (1).......................................................      5.08            6.29           6.96
Net interest spread(2)................................................      0.99            1.10           1.07
Net interest margin(3)................................................      1.09            1.26           1.28

--------------------
Notes:
(1) Gross yield represents interest income as a percentage of average interest-earning assets.
(2) Net interest spread represents the difference between the gross yield and the interest expense as a percentage of average interest bearing liabilities.
(3) Net interest margin represents net interest income as a percentage of average interest earning assets.

Changes in Net Interest Income--Volume and Rate Analysis

      The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the years ended December 31, 2002 and 2001, based on assets under management. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

                                                                     2002/2001                               2001/2000
                                                                 Changes due to                          Changes due to
                                                              Increase/(decrease) in:                 Increase/(decrease) in:
                                                              -----------------------                 -----------------------
                                                    Total                                   Total
                                                   Change       Volume         Rate        Change       Volume          Rate
                                                  ---------    ---------   -----------  -----------    ---------    ------------
                                                                                  ((GBP) millions)
Interest Income
Loans and advances to banks................          29.8         46.6         (16.8)       (9.0)          2.3         (11.3)
Loans and advances to customers............         (82.2)       209.1        (291.3)       68.5         145.7         (77.2)
Debt securities............................         (20.8)        37.3         (58.1)      (28.1)         24.6         (52.7)
Equity shares and other variable yield
   securities..............................           3.6          2.3           1.3        (7.3)         12.9         (20.2)
                                                  ---------    ---------   -----------  -----------    ---------    ------------
Total on balance sheet interest income before
   securitized assets(1)...................         (69.6)       295.3        (364.9)        24.1        185.5        (161.4)
                                                  ---------    ---------   -----------  -----------    ---------    ------------
Securitized assets                                  169.7        234.3         (64.6)       135.1        171.7        (36.6)
Total interest income                               100.1        529.6        (429.5)       159.2        357.2        (198.0)
                                                  =========    =========   ===========  ===========    =========    ============
Interest Expenses
Deposits by banks..........................         (12.3)         5.1         (17.4)        8.4          16.5          (8.1)
Retail customer accounts - demand deposits.          (3.0)        (0.7)         (2.3)        4.7          (0.3)          5.0
Retail customer accounts - time deposits...         (61.4)       106.1        (167.5)       (2.9)         58.1         (61.0)
Customer accounts - wholesale deposits.....         (25.7)         2.1         (27.8)      (28.4)         13.6         (42.0)
Debt securities in issue...................          28.8        130.5        (101.7)       (5.1)         57.6         (62.7)
Dated and undated loan capital and other
   subordinated liabilities................          10.3         28.5         (18.2)       15.8          21.1          (5.3)
                                                  ---------    ---------   -----------  -----------    ---------    ------------
Total interest expense before
   securitized notes in issue(1)...........         (63.3)       271.6        (334.9)       (7.5)        166.6        (174.1)
                                                  ---------    ---------   -----------  -----------    ---------    ------------
Securitized notes in issue.................         118.3        197.1         (78.8)      109.3         147.9         (38.6)
                                                  ---------    ---------   -----------  -----------    ---------    ------------
Total interest expense                               55.0        468.7        (413.7)      101.8         314.5        (212.7)
                                                  =========    =========   ===========  ===========    =========    ============
Net interest income(1).....................          45.1         60.9         (15.8)       57.4          42.7          14.7
                                                  =========    =========   ===========  ===========    =========    ============

--------------------
Note:
(1) Interest income, interest expense and net interest income have been stated after allocation of interest on instruments entered into for hedging purposes.

Investment Securities

      The following table sets forth the book and market values of securities as at December 31 for each of the three years indicated. Investment securities are valued at cost, adjusted for the amortization of premiums or discounts to redemption, less provision for any permanent diminution in value. For further information, see Notes 18 and 19 to the Consolidated Financial Statements included in Item 18 of this Report.

                                                               2002         2002       2001        2001        2000        2000
                                                               Book        Market      Book       Market       Book       Market
                                                               Value      Value(1)     Value     Value(1)      Value      Value(1)
                                                            ----------  -----------  --------  -----------   ---------  -----------
                                                                                        ((GBP) millions)
      Investment securities(2)
      Debt securities
      U.K. Government(3).................................      897.0        931.1      797.0       809.9        697.1       719.8
      Other public sector securities.....................       62.2         65.8      246.0       243.9         25.5        26.4
      Bank and Building Society certificates
      of deposit.........................................      241.6        241.6      312.5       312.7        466.0       466.5
      Other issuers:
           Floating rate notes...........................      768.7        767.6      543.0       542.4        427.3       426.5
           Mortgage-backed securities....................    1,201.9      1,200.9      862.2       861.7        597.0       596.6
           Other asset-backed securities.................      202.8        202.4      147.0       146.8         39.7        39.6
           Other.........................................      476.4        497.6      633.4       650.5        524.3       536.0
      Equity shares and other variable yield securities..      414.7        410.4      371.6       372.6        279.0       277.6
                                                            ----------  -----------  --------  -----------   ---------  -----------
      Total..............................................    4,265.3      4,317.4    3,912.7     3,940.5      3,055.9     3,089.0
                                                            ==========  ===========  ========  ===========   =========  ===========

--------------------
Notes:
(1) There are hedges in place in respect of certain securities where the rise or fall in their market value will be offset by a substantially equivalent reduction or increase in the value of the hedges which are not included in the market value of the debt securities.
(2) Investment securities include government securities held as part of the Group's treasury management portfolio for asset/liability management, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investment securities listed and unlisted corporate securities.
(3) At December 31, 2002, U.K. Government securities held by Northern Rock were equal to 74.2% of total stockholders' equity. Northern Rock had no other investments in any one counterparty exceeding 10% of Northern Rock's stockholders' equity at December 31, 2002.

      The following table sets forth the maturities of investment securities at December 31, 2002.

                                                      Maturity after      Maturing after
                                 Maturing within      one but within      five years but      Maturing after
                                     one year           five years       within ten years       ten years             Total
                                -----------------   ------------------   ----------------     ---------------         -----
                                                                ((GBP) millions, except percentages)
                                Amount      Yield    Amount     Yield    Amount     Yield   Amount    Yield     Amount    Yield
                                ------      -----   --------     -----   ------     -----   ------    -----     ------    -----
U.K. Government............      204.9      8.78%     286.8      7.03%    371.7     4.96%     33.6    6.95%      897.0    6.57%
Other public sector
securities.................       32.6      4.74%      15.8      6.26%     11.5     5.67%      2.3    4.86%       62.2    5.3%
Bank and building society
certificates of deposit....      241.6      4.08%       --         --       --       --        --       --       241.6    4.08%
Other issuers(1)...........      300.3      4.37%     911.0     4.04%     310.4     4.69%  1,128.1    4.08%    2,649.8    4.17%
                                 -----      ----    -------     ----      -----     ----   -------    ----     -------    ----
Sub total..................      779.4      5.45%   1,213.6     4.78%     693.6     4.85%  1,164.0    4.16%    3,850.6    4.74%
                                 =====      ====    =======     ====      =====     ====   =======    ====     =======    ====

Equity shares and other
variable yield securities..      101.3                 21.7               210.0               81.7               414.7
                                 -----              -------               -----            -------             -------
Total book value...........      880.7              1,235.3               903.6            1,245.7             4,265.3
                                 =====              =======               =====            =======             =======

Total market value.........      883.3              1,262.2               923.8            1,248.2             4,317.4
                                 =====              =======               =====            =======             =======

--------------------
Notes:
(1) Included within "Other issuers" are asset-backed securities. These securities are classified in the table according to their contractual maturity dates; however, redemption of these securities is expected on average to take place between four and ten years from date of issue. As with the underlying assets, asset-backed securities involve prepayment risks; however, the Group's exposure to this type of risk is limited by the high proportion of floating rate assets in this category. A further explanation of the Group's risk management and hedging strategy is set out in Item 11.

Loans and Advances to Banks

      Loans and advances to banks includes loans to banks and building societies and balances with central banks (excluding those balances which can be withdrawn on demand).

                             Loans and Advances to Banks

                                                                            Year ended December 31,
                                                               2002        2001       2000        1999      1998
                                                             -------      -----      -----      -------    -------
                                                                                  ((GBP) millions)
Total loans and advances to banks..........................  2,523.5      872.7      788.4      1,152.6    1,153.1

      The following table sets forth loans and advances to banks by maturity at December 31, 2002.

                             Maturity Analysis of Loans and Advances to Banks

                                                             In more     In more
                                                In not      than three   than one
                                                 more         months     year but
                                                 than         but not    not more      In more
                                     On         three        more than   than five    than five
                                   demand       months       one year      years        years          Total
                                   ------      -------      ----------   ---------    ----------     ---------
                                                                                ((GBP) millions)
Loans and advances to banks         601.4      1,904.1         18.0          --           --          2,523.5

           Interest Rate Sensitivity of Loans and Advances to Banks

                                                        At December 31, 2002
                                                      -------------------------
                                                           ((GBP) millions)
     Fixed Rate...................................             2,061.2
     Variable Rate................................               462.3
     Total........................................             2,523.5


Loans and Advances to Customers

      The Group provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and in the form of consumer credit and a limited number of lending facilities to corporate customers.

      The following table sets forth total loans and advances to customers at the indicated dates.

                                                      Loans and Advances to Customers(1)

                                                                                 Year ended December 31,
                                                        ---------------------------------------------------------------------------
                                                            2002            2001           2000          1999           1998
                                                        -----------      ----------    -----------    ---------       -------------
                                                                                       ((GBP) millions)
Advances secured on residential property..............    20,918.9        17,689.2      16,186.3      15,215.2         14,209.5
Advances secured on residential property
(securitized)(2)......................................     9,098.4         4,853.2       2,377.6         576.3             --
                                                        -----------      ----------    -----------    ---------       -------------
Total advances secured on residential property........    30,017.3        22,542.4      18,563.9      15,791.5         14,209.5

Other secured advances................................       786.8         1,059.2         813.8         548.5            360.3
Other secured advances (securitized)(2)...............       509.2            --            --            --               --
                                                        -----------      ----------    -----------    ---------       -------------
Total other secured advances..........................     1,296.0         1,059.2         813.8         548.5            360.3

Unsecured loans.......................................     2,892.9         2,049.6       1,019.1         317.0            138.3
                                                        -----------      ----------    -----------    ---------       -------------
     Subtotal.........................................    34,206.2        25,651.2      20,396.8      16,657.0         14,708.1
Less:  non-recourse finance...........................    (9,254.6)       (4,707.0)     (2,306.0)       (565.8)            --
                                                        -----------      ----------    -----------    ---------       -------------
     Total............................................    24,951.6        20,944.2      18,090.8      16,091.2         14,708.1
                                                        ===========      ==========    ===========   ==========       =============

--------------------
Notes:

(1) No single concentration of lendings, with the exception of advances secured on residential properties in the United Kingdom, as disclosed above, accounts for more than 10% of Group lendings and no individual country, other than the United Kingdom, accounts for more than 5% of total Group lending.
(2) Securitization transactions, which commenced in 1999, are reported in accordance with FRS 5, "Reporting the Substance of Transactions". The criteria for linked presentation under FRS 5 have been satisfied and, accordingly, only the net amount of the Group's interests in the assets is consolidated and the gross advances and related non-recourse finance are shown together on the face of the balance sheet. See Note 17 of the Consolidated Financial Statements in Item 18 of this Report.

      The following table sets forth certain loans and advances to customers by maturity at December 31, 2002.

                                               Maturity Analysis of Loans and Advances to Customers

                                                             In more than
                                                             three months   In more than
                                              In not more         but        one year but
                                              than three    not more than   not more than   In more than
                                 On demand      months         one year      five years      five years     Provisions      Total
                                ------------ ------------- --------------- ---------------  -------------   ------------   --------
                                                                                   ((GBP) millions)
Advances secured on
   residential property.......        -           166.7          508.5         2,750.0         17,518.6         (24.9)     20,918.9
Advances secured on
   residential property
   (securitized)(1)...........      680.9          61.3          185.7         1,040.3          7,136.6          (6.4)      9,098.4
Other secured advances........        -             7.9           24.0           124.5            640.2          (9.7)        786.9
Other secured loans
(securitized)(1)..............        4.5           4.1           12.1            65.0            426.4          (2.9)        509.2
Unsecured loans...............        1.3          35.5          131.4         1,223.5          1,549.4         (48.3)      2,892.8
                                ------------ ------------- --------------- ---------------  -------------   ------------   --------
Total.........................      686.7         275.5          861.7         5,203.3         27,271.2         (92.2)     34,206.2
                                ============ ============= =============== ===============  =============   ============   ========

--------------------
Note:
(1)    See Note (2) above.

         Interest Rate Sensitivity of Loans and Advances to Customers

                                                           At December 31, 2002
                                                           --------------------
                                                              ((GBP) millions )
    Fixed Rate..........................................         13,522.0
    Variable Rate.......................................         20,684.2
                                                                 --------
    Total...............................................         34,206.2
                                                                 ========

Allowance for Loan Losses

      Through various processes Northern Rock actively monitors credit risk on an ongoing basis for its entire loan portfolio. Northern Rock's provisioning policy requires an adequate allowance to be maintained to cover losses in the loan portfolio. As Northern Rock's core business is focused on residential mortgage lending, the allowance for loan losses is primarily related to these activities. The loss provisioning methodology for residential lending activities is as follows:

      Specific allowance: Where the collection of interest and/or principal on an individual loan is in doubt a specific provision is recorded. Specific provisions are calculated using a model which is used to evaluate losses based on historical default experience and other appropriate risk factors related to the delinquent loan portfolio at a given point in time. All loans which are over three contractual payments past due are evaluated using the model to identify the need for a specific provision. Loans over six contractual payments past due and properties in possession are evaluated on an individual basis to measure potential loss. Various factors are considered in this evaluation including, but not limited to, collateral valuations, expected recoveries from mortgage indemnity guarantees and estimated recovery costs.

      General allowance: Northern Rock maintains a general allowance to cover losses in the loan portfolio related to loans that have not yet been specifically identified as impaired. Northern Rock uses a statistically based model to calculate the appropriate general allowance for each completion year. The model considers appropriate risk factors specific to Northern Rock's loan portfolio and historical default experience. Other factors, including economic conditions, are also considered by management in determining the appropriate level of reserves required at a given point in time.

      Recoveries: Recoveries of prior losses are recorded in income in the period of recovery as an offset against the specific provision for loan losses.

      Amounts charged-off: Loans and advances are charged-off when the amount to be recovered can be calculated with accuracy through either the sale of collateral, repayment, or from amounts recovered through mortgage indemnity guarantee insurance. Charge-offs result in removing the loan balance and related specific allowance from the balance sheet. If any recovery is realized it is recorded as described above.

      The following tables show Northern Rock's allowance for loan losses as at the year-end for the past five years and the movements in the allowance for loan losses for each of the years then ended.

                        Analysis of Year End Allowance for Loan Losses

                                                                               Year ended December 31,
                                                                  ----------------------------------------------------
                                                                    2002       2001       2000       1999      1998
                                                                   ------     ------     ------     ------    ------
                                                                         ((GBP) millions, except percentages)
     Specific
     Advances secured on residential properties.................     2.7        5.1        6.5        9.3      10.4
     Other secured advances.....................................     1.3        1.1        1.4        2.5       3.5
     Unsecured loans............................................    29.8       23.2       10.8        3.2       1.1
                                                                   ------     ------     ------     ------    ------
     Total specific allowance...................................    33.8       29.4       18.7       15.0      15.0
     General
     Advances secured on residential properties.................    22.2       14.6       14.5       16.0      20.3
     Other secured advances.....................................     8.4        9.7        9.3        6.5       5.4
     Unsecured loans............................................    18.5        7.7        4.6        5.4       2.1
                                                                   ------     ------     ------     ------    ------
     Total general allowance....................................    49.1       32.0       28.4       27.9      27.8
                                                                   ------     ------     ------     ------    ------
          Total allowance.......................................    82.9       61.4       47.1       42.9      42.8
                                                                   ======     ======     ======     ======    ======
     Allowance Ratios
     Total related allowances at each year end as a
        percentage of year-end:
          Advances secured on residential properties...........     0.12%     0.11%      0.13%      0.17%     0.22%
          Other secured advances...............................     1.22%     1.01%      1.30%      1.65%     2.47%
          Unsecured loans......................................     1.64%     1.49%      1.49%      2.71%     2.31%
     Total allowance at each year end as a percentage of:
     Total loans and advances to customers at year end.........     0.34%     0.29%      0.26%      0.27%     0.29%
     Provisions charged against income as a
         percentage of total loans and advances to customers
         at year end...........................................     0.17%     0.17%      0.09%      0.07%     0.11%




     Net charge-offs as a percentage of average
         loans and advances to customers.......................     0.10%     0.10%      0.07%      0.07%     0.19%
     Total Loans and Advances Ratios
     As a percentage of total loans and advances to
         customers:
          Advances secured on residential properties...........     84.9%     84.9%      89.7%      94.5%     96.5%
          Other secured advances...............................      3.2%      5.1%       4.6%       3.5%      2.5%
          Unsecured loans......................................     11.9%     10.0%       5.7%       2.0%      1.0%

                    Movements in Allowance for Loan Losses

                                                                                 Year ended December 31
                                                                  ----------------------------------------------------
                                                                    2002       2001      2000       1999       1998
                                                                   ------     ------    ------     ------    ------
     Allowance at the beginning of the year......................   61.4       47.1      42.9       42.8       54.1
       On acquisition during the year............................    4.3        -          -          -          -
     Amounts charged off:
          Advances secured on residential properties.............   (5.0)      (6.3)     (8.0)      (9.1)     (20.1)
          Other secured advances.................................      -       (0.4)     (0.3)      (1.2)      (2.8)
          Unsecured advances.....................................  (20.9)     (13.5)     (4.4)      (1.5)      (4.7)
                                                                   ------     ------     ------     ------    ------
     Total amounts charged off...................................  (25.9)     (20.2)    (12.7)     (11.8)     (27.6)
     Specific provisions charged against income:
          Advances secured on residential properties.............    3.4        5.8       6.4        8.9       11.2
          Other secured advances.................................    0.2        0.2      (0.8)       0.3        0.2
          Unsecured advances.....................................   28.1       26.1      12.0        3.6        1.6
     Adjustments to provisions resulting from recoveries:
          Advances secured on residential property...............   (1.1)      (0.9)     (1.2)      (1.0)      (1.2)
          Other secured advances.................................      -       (0.1)       -        (0.1)        -
          Unsecured advances.....................................   (0.6)      (0.2)       -          -        (0.1)
                                                                   ------     ------     ------     ------    ------
     Total specific provisions charged against income............   30.0       30.9      16.4       11.7       11.7
     General provisions charged against income...................   13.1        3.6       0.5        0.2        4.6
                                                                   ------     ------     ------     ------    ------
     Allowance at the end of the year............................   82.9       61.4      47.1       42.9       42.8
                                                                   ======     ======     ======     ======    ======


     Net charge offs are calculated as follows:

     Total amounts charged off...................................   25.9       20.2      12.7       11.8       27.6
     Less recoveries.............................................   (1.7)      (1.2)     (1.2)      (1.1)      (1.3)
                                                                   ------     ------     ------     ------    ------
     Net  amounts charged off....................................   24.2       19.0      11.5       10.7       26.3
                                                                   ======     ======     ======     ======    ======


      Trends in the allowance for loan loss ratios shown above are consistent with Northern Rock's past due experience over the past five years. Northern Rock has consistently maintained a low appetite for credit risk which has, together with other factors, resulted in an overall loan portfolio of high credit quality. The higher ratios in earlier years were concentrated primarily in commercial lending inherited from another building society in 1994. Provisions have been made in previous years for all losses incurred on this commercial lending. Northern Rock's underwriting criteria for commercial lending continues to result in controlled growth with lower risk commercial borrowers. At December 31, 2002, total year end allowances for loan losses on unsecured loans amount to (GBP)48.3 million compared with (GBP)30.9 million at December 31, 2001. This increase is consistent with the increase in outstanding unsecured balances resulting in the ratio of unsecured loan allowances increasing from 1.49% at year end 2001 to 1.64% at year end 2002.

Problem and Non-performing Loans and Advances

      The U.S. Securities and Exchange Commission's Industry Guide 3 "Statistical Disclosure by Bank Holding Companies" ("Guide 3") requires disclosure of certain statistical information related to problem and non-performing loans and advances. Such loans and advances are required to be analyzed and reported in categories which reflect U.S. lending and accounting practices. However, lending and accounting practices differ in the U.K. from those practices employed in the U.S. Different terminology is also used in the U.S. as compared to the U.K. to describe the same items. The following summary includes the primary differences in bank terminology and lending and accounting practices.


                        Differences in terminology (1)

U.K.                                         U.S.

Loans and advances                           Loans and advances or "lendings"
Provision for bad and doubtful debts         Allowance for lending or loan losses
Interest receivable                          Interest income
In arrears                                   Past-due
Loans with interest suspended                Loans in non-accrual status
Write-offs                                   Charge-offs
Repossession                                 Foreclosure
Property in possession                       Foreclosed property, acquired property or
                                             other real estate owned
Problem loans and advances                   Impaired loans and advances

-------------
Note:
(1) Throughout this Report, where appropriate, U.S. terminology has been used for disclosures related to loans and advances with the exception of the Group's Consolidated Financial Statements in Item 18, which have been reported under U.K. GAAP.

                Differences in Lending and Accounting Practices

      In the U.S. it is the typical practice of banks to stop accruing interest when payments on loans and advances are 90 days or more past due or when recovery of both principal and interest is doubtful. Accrued interest upon transfer to non-accrual status is reversed from income and no further interest is recognized until it becomes probable that the principal and interest will be repaid in full in accordance with the contractual terms. In accordance with the U.K. British Bankers Association Statement of Recommended Practice on Advances, Northern Rock continues to accrue interest, where appropriate, to customer accounts where recovery is in doubt. This accrued interest is added to the loan balance and the suspended interest account and reported in the balance sheet, but it is not recorded as income during the period. Although this practice has no effect on net income when compared to the practice employed in the U.S., it has the effect of increasing the reported level of problem and potential non-performing loans and advances for U.K. banks in comparison with U.S. banks. The amount of this difference for Northern Rock as at December 31, 2002 was (GBP)5.5 million.

      In the U.S. non-performing loans and advances are typically charged-off earlier than in the U.K. As a result, a U.K. bank may appear to have a higher level of non-performing loans and advances than a U.S. bank.

In the U.K. such loans would be accounted for as loans subject to repossession as described below. This would generally not result in a difference in the reported interest income as such loans would typically not accrue interest in either the U.S. or the U.K.

      In most circumstances in the U.S., title to property securing residential real estate transfers to the lender upon foreclosure. At foreclosure the loan is charged off and the acquired property is recorded at fair value with any recoveries recorded as an offset to the provision for loan losses for the period. Any specific allowance relating to the loan is not carried forward. The acquired property is subsequently reported in other assets on the balance sheet at the lower of cost or fair value less selling costs. Cost is defined as the fair value of the acquired property at the time of foreclosure. Upon sale of the acquired property, U.S. banks will record gains and losses in the income statement as gain or loss on acquired property.

      Although a bank is entitled under U.K. law to enforce a first charge on property held as security in the U.K., it typically does so only to the extent of enforcing its power of sale. Northern Rock accounts for repossessed property in accordance with U.K. GAAP and industry practice for U.K. banks. At repossession, Northern Rock takes control of the property held as security on a loan but title does not transfer to the Bank. As U.K. banks generally do not take title to the property held as security, they are obligated to remit to the borrower any gain, in excess of the bank's net investment in the loan, realized upon the sale of the property. In contrast, U.S. banks may take title to the property upon foreclosure and, although generally not a common occurrence, a U.S. bank can recognize a gain upon the sale of the property.

      Loans subject to repossession continue to be reported by Northern Rock as loans in the balance sheet, although the accrual of interest is suspended. Any recoveries or additional losses realized upon the subsequent sale of the property are recorded by Northern Rock within the provision for loan losses during the reporting period. This practice results in a difference in the classification of losses and recoveries in the income statement. It also has the effect of increasing the reported level of non-performing loans for U.K. banks in comparison with U.S. banks. The amount of loans subject to repossession held by Northern Rock and reported as non-performing loans as at December 31, 2002, amounted to (GBP)9.5 million.

      The following tables present non-performing loans and advances for Northern Rock as defined by and in the categories required under the SEC's Guide 3.

                                    Group Non-performing Loans

                                                                                        At December 31,
                                                                  -----------------------------------------------------------
                                                                     2002        2001        2000        1999        1998
                                                                  ----------  ----------   --------   ----------  -----------
                                                                               ((GBP) millions, except percentages)
Accruing lendings on which a proportion of interest has been
  suspended and/or on which specific allowance has been made.....     127.8      114.2        97.4        85.3        96.1
Accruing lendings 90 days overdue on which no interest has been
  suspended and on which no specific allowance has been made.....      45.9       30.4        38.2        70.7       108.8
Non-accruing lendings............................................       9.5       16.9        12.4        21.0        23.2
Troubled debt restructurings.....................................       7.0        1.7        --          --          --
                                                                  ----------  ----------   --------   ----------  -----------
Total non-performing lendings....................................     190.2      163.2       148.0       177.0       228.1
                                                                  ==========  ==========   ========   ==========  ===========

      The table below sets out the number of residential mortgage loans in arrears falling into each category and such figures as a proportion of the number of residential mortgage loans.

                                 Analysis of Residential Mortgage Loans in Arrears

Number of residential mortgage loans in
arrears:                                                                 At December 31,
                                            -------------------------------------------------------------------------
                                                2002           2001           2000           1999           1998
                                            ------------   -----------    -----------     ----------     ------------
      3 to 6 months....................         1,946          1,598          1,601          1,749          2,267
      6 to 12 months...................           658            736            800            870          1,174
      Over 12 months...................           133            191            290            447            756
                                            ------------   -----------    -----------     ----------     ------------
      Total............................         2,737          2,525          2,691          3,066          4,197
                                            ============   ===========    ===========     ==========     ============

As a percentage of the total number of
residential mortgage loans:
      3 to 6 months....................            0.4%         0.4%           0.4%           0.5%           0.7%
      6 to 12 months...................            0.2%         0.2%           0.2%           0.3%           0.4%
      Over 12 months...................            --         --               0.1%           0.1%           0.2%
                                            ------------   -----------    -----------     ----------     ------------
      Total............................            0.6%         0.6%           0.7%           0.9%           1.3%
                                            ============   ===========    ===========     ==========     ============

                                                  Interest in Suspense

                                                                                 Year ended December 31,
                                                                    ------------------------------------------------
                                                                      2002       2001      2000      1999      1998
                                                                    --------   -------   -------   -------   -------
                                                                                       ((GBP) millions)
     Interest in suspense at the beginning of the year.........        5.8       5.5       5.8       6.7       8.3
        Net interest suspended during the year.................        0.2       1.0       1.1       1.5       3.7
        Interest written off...................................       (0.5)     (0.7)     (1.4)     (2.4)     (5.3)
                                                                    --------   -------   -------   -------   -------
     Interest in suspense at the end of the year...............        5.5       5.8       5.5       5.8       6.7
                                                                    ========   =======   =======   =======   ========

Deposits

      The following table sets forth the average balances for each type of deposit and the average rate for each type of deposit for the three years ended December 31.

                                                                           Year ended December 31,
                                               ------------------------------------------------------------------------------------
                                                          2002                           2001                      2000
                                               ---------------------------     ------------------------   -------------------------
                                                   Average       Average         Average       Average       Average       Average
                                                   Balance       Rate %          Balance       Rate %        Balance       Rate %
                                               --------------  -----------     -----------   -----------    -----------  ----------
                                                                     ((GBP) millions, except percentages)
     Deposits by banks........................     1,307.8        3.31           1,197.0       4.64             887.3       5.32
     Retail demand deposits...................       917.6        1.19             965.6       1.44           1,001.2       0.92
     Retail time deposits.....................    13,658.8        4.13          11,680.0       5.36          10,692.3       5.88
     Wholesale deposits.......................     2,371.9        3.63           2,329.1       4.80           2,122.7       6.60
                                               --------------                  -----------                  -----------
               Total..........................    18,256.1                      16,171.7                     14,703.5
                                               ==============                  ===========                  ===========

      Retail demand and time deposits are obtained through, and administered by, the retail distribution network including the offshore operations in Guernsey and Dublin. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions. Demand deposits largely consist of passbook-based accounts whose balances are available on demand.

      Time deposits comprise accounts which require customers to give notice of an intention to make a withdrawal, including fixed rate bonds, as well as postal and telephone deposit accounts. Delays in customers being able to use funds from postal and telephone accounts arise due to the impact of the time required for receipt of funds via mail or bank transfer following a request for withdrawal.

      Wholesale deposits are sourced through the London money markets or over the counter (OTC) for which interest rates are quoted on request rather than being publicly advertised. These deposits are of fixed maturity and bear interest rates which reflect the inter bank money market rates.

      A number of key factors have affected the U.K. retail savings market during the period 2000 to 2002. This period has seen a significant increase in competition, especially from new entrants. Improved technology has resulted in the introduction of cost efficient distribution methods (e.g. telephone accounts and internet-based accounts). Interest rates were 5.50% at the beginning of 2000 rising to 6.00% by February 2000. Interest rates then remained stable until February 2001 following which rates steadily fell to an almost 40 year low of 4.00% in November 2001 and remained unchanged during 2002. All of these factors have affected the composition of Northern Rock's savings products and the effective rate paid to customers.

Short-term borrowings

      The following table contains information regarding the Group's short-term borrowings (i.e., those with an original maturity of less than one year) for each of the three years ended December 31.

                                                                               Year ended December 31,
                                                                  ---------------------------------------------------
                                                                        2002              2001             2000
                                                                  ---------------    -------------      -------------
                                                                           ((GBP) millions, except percentages)
Bank Deposits
    Year end balance...........................................       1,007.6             774.4            642.9
    Maximum balance............................................       1,162.1           1,161.1            971.0
    Average balance............................................         996.2           1,011.2            824.1

    Average interest rate during year(1).......................         3.10%             4.63%            6.07%
    Year end interest rate(2)..................................         3.01%             3.61%            6.15%

Commercial Paper(3)
    Year end balance...........................................       1,895.9           1,451.0            679.4
    Maximum balance............................................       2,128.2           1,451.0          1,066.2
    Average balance............................................       1,607.5           1,105.3            675.5

    Average interest rate during year(1).......................         3.52%             4.53%            6.14%
    Year end interest rate(2)..................................         3.73%             3.35%            6.15%

Certificates of Deposit
    Year end balance...........................................       2,594.1           1,403.3          1,171.0
    Maximum balance............................................       2,594.1           1,403.3          1,322.9
    Average balance............................................       1,581.2           1,075.0          1,048.6

    Average interest rate during year(1).......................         3.80%             4.92%            6.05%
    Year end interest rate(2)..................................         3.55%             4.09%            6.07%

--------------------
Notes:
(1) Average interest rates during the year are calculated by dividing total interest expense by the average amount borrowed.
(2) The year end interest rates presented are based on the rates paid and balances at a single day and as such may reflect market conditions that may not be indicative of generally prevailing market rates.
(3) Commercial paper included in the above analysis had an original maturity not exceeding 365 days.

      The following table shows the maturity breakdown of certificates of deposit and time deposits of (GBP)62,050 (approximately $100,000) or more at December 31, 2002.

                             Certificates of
                                  Deposit        Time Deposits          Total
                           ------------------  ------------------    -----------
                                                  ((GBP) millions)
3 months.................      2,112.5             3,129.6             5,242.1
3 to 6 months............        466.6               238.5               705.1
6 months to 1 year.......        153.0                89.2               242.2
Over 1 year..............         21.0                48.2                69.2
                               -------             -------             -------
                               2,753.1             3,505.5             6,258.6
                               =======             =======             =======


                            DESCRIPTION OF PROPERTY

      The property interests of the Group at December 31, 2002, consisted of the following:

                                                                        Long Term(1)          Other
Type                                                    Freehold          Leasehold         Leasehold       Total
-------------------------------------------------      -----------    ---------------    --------------   ---------

  Branches   ....................................           47                 2               27             76
  Commercial Lending.............................            1                 0                8              9
  Head Office....................................            1                 6                2              9
  Miscellaneous..................................            1                 1               15             17
  Mortgage Processing............................            2                 0                3              5
  Mortgage Sales.................................            0                 0               10             10
  Non-operational................................            0                 0               11             11
  Vacant  .......................................            1                 0                1              2
                                                       -----------    ---------------    --------------   ---------
       Total ....................................           53                 9               77            139
                                                       ===========    ===============    ==============  ==========

    --------------------
    Note:
    (1) Long-Term Leaseholds generally consist of leaseholds in excess of 50 years unexpired.

      All of the properties of the Group are located in the United Kingdom, with the majority of property interests located in the North of England. Of the 76 branches only 26 are located outside of the North of England, together with 6 of the commercial lending properties, all of the mortgage sales centers and 1 of the mortgage processing properties. Set forth below is a list describing the location of each of the Group's properties with a net book value equal to at least 1/10,000th of the Group's total assets at December 31, 2002.

      Type of Property                      Address
      ----------------                      -------
      Head Office                           Northern Rock House
         Freehold                           Gosforth
         178,000 sq. ft.                    Newcastle upon Tyne
      Head Office                           1 & 3 Grayling Court
         Long Term Leasehold                Doxford International Business Park
         66,000 sq.ft.                      Sunderland
      Branch Office                         51 Briggate
         Freehold                           Leeds
         7,000 sq. ft.
      Branch Office                         9/11 Castle Street
         Freehold                           Edinburgh
         12,000 sq. ft.
      Branch Office                         6/8 Maddox Street
         Freehold                           London
         10,000 sq. ft.

      Northern Rock is not aware of any environmental issues that may have a material impact on the future utilization of its properties.

      Northern Rock is expanding its main head office buildings in the North East of England. The total property costs associated with such expansion were approximately (GBP)36.2 million up to December 31, 2002 and were financed out of own funds. In addition to the existing 178,000 square feet of head office property, a further 178,000 square feet of office accommodation is to be occupied during 2003 arising from the expansion of the head office buildings.

      See "Description of Business-Capital Expenditures and Divestitures" above for additional information.

             ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion is based on the Consolidated Financial Statements of the Group included in Item 18 of this Report. This section contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See "Forward-Looking Statements" above.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Critical Accounting Estimates

      The Securities and Exchange Commission ("SEC") has issued guidance on disclosure of critical accounting estimates. These are defined as those accounting policies that require management's most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

      Management believes that of its critical accounting estimates (see Note 1 to the Consolidated Financial Statements), the following fall within the SEC's definition of critical.

      Provisions for Bad and Doubtful Debts

      The provisions for bad and doubtful debts is established to reserve for estimated losses in the loan portfolio. The provisions are significant estimates and involve judgements at several levels. Judgement is involved in identifying loans that are at an early stage of deterioration. Judgement is also involved in deriving loss factors, in determining how many years data to include in estimating loss severity, and in determining whether this data covers a full credit cycle. If it does not, this could lead to inaccuracies. Similarly, management must assess which available external data best reflects its own specific loan portfolios and which should therefore be used in its loss estimates. The factors considered include the nature of the loan portfolio, the trends in actual and expected credit quality, including arrears, losses and bankruptcy rates and current economic conditions that may affect a borrowers ability to repay. The use of different estimates or assumptions could produce different provisions for bad and doubtful debts.

      Northern Rock's accounting policy for provisions for bad and doubtful debts on customer loans is described in Note 1 to the financial statements on pages F8 to F9.

Specific provisions

      Specific provisions are established either on a case-by-case basis or on a portfolio basis, depending on the nature of the asset. Where specific provisions are established on a case-by-case basis, the most important factors are (i) the amount and timing of cashflows forecast to be received from the borrower, and (ii) the enforceability and amount which may be recovered through the sale of any security held.

      In many cases, the determination of these factors will be judgmental, either because the security may not be readily marketable or the cashflows will require an assessment of the customer's future performance. Northern Rock's practice is to make a conservative estimate of these factors and to review and update them on a regular basis.

      This basis of determining provisions is applied to residential mortgages more than 180 days delinquent.

      Northern Rock has no individual loans for which specific bad and doubtful debt provision have been established on a case-by-case basis where changes in the underlying factors could cause a material change to the Group's reported results.

      Where specific provisions are raised on a portfolio basis, the most important factors are (i) loss rate set for each delinquency category (ii) roll rates where determined for specific portfolios, and (iii) the period embedded in the loss rate and roll rate calculations which is designed to reflect only losses inherent at the reporting date and not future losses.

      The factor most susceptible to variability in management judgement is the period used in the loss rate and roll rate calculations. This factor is kept under continuous review based on the incidence of losses experienced.

      The portfolio basis is applied to residential mortgages overdue but less than 180 days overdue, and unsecured consumer lending products.

General provisions

      General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future.

      The most important factors in determining general loan loss provisions are (i) historical loss rates for each separately identified portfolio (ii) determination of the period between losses occurring and establishment of a specific provision for this loss, and (iii) management's judgement of the extent to which current economic and credit conditions are such that the actual level of inherent losses is greater or less than that suggested by historical experience.

      The main areas of judgement are in determining the period and assessing current economic conditions. These are kept under continuous review based on an analysis of economic forecasts, industry sector performance, insolvency and bankruptcy statistics together with details of the rate and nature of losses experienced.

Significant Accounting Policies

      Fair Values

      Within Northern Rock's published financial statements prepared under U.K. GAAP, there is no use of fair values except for the determination of goodwill arising on acquisitions and for memorandum disclosures within certain footnotes. Within the additional financial information presented in Item 18 of this report, fair values are used in preparing the reconciliation of the income statements and balance sheets from U.K. GAAP to U.S. GAAP and within the additional disclosures required under U.S. GAAP.

      Fair value is defined as the value at which positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty. For the majority of assets carried at fair value, these are determined by reference to quoted market prices. Where these are not available, fair value is based upon cash flow models, which use wherever possible independently sourced market parameters such as interest rate yield curves, currency rates and option volatilities. Other factors are also considered, such as counterparty credit quality and liquidity. Management must use judgement and estimates where not all necessary data can be externally sourced or where factors specific to Northern Rock's holdings need to be considered. The accuracy of the fair value calculations would therefore be affected by unexpected market movements, inaccuracies within the models used and incorrect assumptions.

      Accounting for Securitized Loans

      Securitization is a process whereby an entity issues certain securities to investors, with the returns on the securities financed from the principal and interest cash flows from a pool of loans or other fixed assets. Northern Rock securitizes residential and commercial mortgage loans through a series of special purpose vehicles set up for this purpose. After securitization, which involves the equitable assignment of ownership rights of the loans to the special purpose vehicle, Northern Rock retains the account relationship with the customer by continuing to service the loans. As a result, it continues to regard these securitized assets as part of the business it manages.

      Under UK GAAP, certain key accounting determinations are required in relation to securitization. The company needs to evaluate the levels of risks and rewards retained after securitization of a pool of assets, to determine whether the assets should remain on balance sheet, should be fully de-recognized or should be treated under a linked presentation as set out in Financial Reporting Standard 5, 'Reporting the Substance of Transaction' ('FRS 5'). A linked presentation should be used where the originator retains access to the benefits flowing from the assets but has a clearly defined limitation on the losses which it may incur. Northern Rock's securitizations meet the criteria laid down for linked presentation, as it retains the rights to all future profits from securitized assets, but its risk is limited to the amount of credit enhancement supplied to the vehicles.

      Under US GAAP, the key accounting determination required is whether the transfers should be treated as sales under the terms of SFAS 140. Because full legal title has not been transferred, Northern Rock cannot recognize the transfers as sales, and therefore all assets remain on its balance sheet.

Change in Accounting for Reserve Capital Instruments

      Following the publication of UITF 33 "Obligations in financial instruments" on February 14, 2002, reserve capital instruments ("RCIs") are now reported on the balance sheet as a liability within subordinated liabilities and the gross coupon payable recorded as interest payable. Previously, RCIs were recorded as part of shareholders funds and the coupon payable was shown as an after tax appropriation of profit. The effects of the change in accounting treatment on the results for 2002, 2001 and 2000 are as follows:

                                                         2002              2001              2000
                                                     -------------   ---------------   ---------------
                                                                      ((GBP)millions)
         Increase in interest expense............        (18.3)            (18.7)             (4.6)
         Reduction in taxation on profit
           on ordinary activities................          5.5               5.6               1.4
         Reduction in appropriation attributable
           to non-equity interests                        12.8              13.1               3.2
                                                     -------------   ---------------   ---------------
         Net effect on profit attributable to
           ordinary shareholders.................          -                 -                 -
                                                     =============   ===============   ===============


Results of operations for the year ended December 31, 2002, compared with the year ended December 31, 2001.

      Overview

      The Group reported profit on ordinary activities before tax for the year ended December 31, 2002 of (GBP)326.2 million as compared to a restated
(GBP)276.5 million for the year ended December 31, 2001. Profit on ordinary activities after tax increased to (GBP)229.7 million for the year ended December 31, 2002, from a restated (GBP)192.8 million for the year ended December 31, 2001 an increase of 19.1%.

      Net interest margin decreased to 1.09% for the year ended December 31, 2002 from 1.26% in the previous year, determined as described below. Similarly, net interest spread fell 11 basis points to 0.99%. This decline was more than offset by the growth in average interest earning assets (including securitized loans), resulting in a 13.0% increase in net interest income, including net interest income attributable to securitized loans. Cost ratios continued to improve with the underlying cost/income ratio reducing to 30.1% in 2002 from 31.3% and the cost/adjusted total asset ratio improving to 0.46% from 0.53% in 2001.

      Return on equity for the year ended December 31, 2002 increased to 19.8% compared with 19.0% in 2001. The return on average total assets was slightly reduced by 1 basis point to 0.77% in 2002.

      Net Interest Income

      The table below sets forth information regarding net interest income for the years ended December 31, 2002 and 2001, including interest attributable to securitized loans and after adjustment for the change in accounting treatment of RCIs in 2001 noted above.

                                                                                             For the year ended
                                                                                                December 31,
                                                                                         --------------------------
                                                                                             2002          2001
                                                                                         -----------    -----------
                                                                                                ((GBP) millions)
     Interest receivable:
          Interest receivable and similar income arising from debt securities.......          164.0         184.8
          Other interest receivable and similar income..............................        1,238.3       1,290.7
          Income from equity shares and other variable yield securities.............           14.5          10.9
                                                                                         -----------    -----------
                                                                                            1,416.8       1,486.4
          Securitization interest receivable........................................          415.3         245.6
                                                                                         -----------    -----------
     Total interest receivable......................................................        1,832.1       1,732.0
                                                                                         ===========    ===========
     Interest payable:
        Interest payable............................................................        1,117.2       1,180.5
        Securitization interest payable.............................................          323.7         205.4
                                                                                         -----------    -----------
     Total interest payable.........................................................        1,440.9       1,385.9
                                                                                         ===========    ===========
     Total Net Interest Income......................................................          391.2         346.1
                                                                                         ===========    ===========

      Total net interest income above is reported on the face of the profit and loss account included in the Consolidated Financial Statements under the following line items:

                                                                                             For the year ended
                                                                                                December 31,
                                                                                         ---------------------------
                                                                                             2002          2001
                                                                                         -------------  ------------
                                                                                                ((GBP) millions)
     Net Interest Income............................................................         299.6         305.9
     Securitization interest receivable.............................................         415.3         245.6
     Securitization interest payable................................................        (323.7)       (205.4)
                                                                                         -------------  ------------
        Total Net Interest Income...................................................         391.2         346.1
                                                                                         =============  ============

      The following description of interest receivable, interest expense and net interest income includes amounts relating to securitized assets as the securitized assets are managed within the business in the same way as non-securitized assets. The analysis therefore is intended to provide a more meaningful description of the factors affecting the income flows derived from the Group's lending and funding activities.

      Interest receivable for the year ended December 31, 2002 increased to
(GBP)1,832.1 million from (GBP)1,732.0 million in 2001, an increase of 5.8%. The increase reflects a 30.9% increase in average interest earning assets from (GBP)27,523.8 million in 2001 to (GBP)36,035.5 million in 2002, offset by a fall in the average interest rate earned in such assets of 19.2%, to 5.08% in 2002 compared with 6.29% in 2001, a reduction of 1.21%.

      The average rate earned on wholesale debt and money market instruments which are primarily LIBOR denominated assets fell from 5.38% in 2001 to 4.13% in 2002, a reduction of 1.25% compared with a reduction in average 3 month LIBOR rate of 0.98%. This reduction primarily relates to the recognition of realized gains in 2001 and losses in 2002 on debt securities. The average rate earned on loans and advances to customers including securitized assets fell to 5.28% from 6.47% in 2001, a reduction of 1.19% compared with a reduction in the average UK bank base rate of 1.12%, primarily reflecting lower rates earned on new commercial secured and personal unsecured lending.

      The growth in total average interest earning assets was concentrated in advances to customers and securitized assets (primarily secured residential mortgages and commercial secured loans) which together grew by 29.7% from
(GBP)23,025.4 million in 2001 to (GBP)29,875.1 million in 2002. Advances secured on residential property increased by (GBP)3,234.9 million to
(GBP)20,943.8 million, net of (GBP)5.2 billion of advances securitized during 2002. In 2002, other secured advances including securitized balances increased by (GBP)235.7 million to (GBP)1,305.7 million and unsecured loans increased by
(GBP)860.7 million to (GBP)2,941.2 million.

      Interest expense increased to (GBP)1,440.9 million in 2002 from
(GBP)1,385.9 million in 2001, an increase of 4.0%. This reflects an increase in average interest bearing liabilities of 32.0% offset by a reduction in the average interest rate paid of 21.2% from 5.19% in 2001 to 4.09% in 2002. The growth in average interest bearing liabilities was (GBP)8,527.7 million, of which (GBP)3,549.3 million related to securitized notes, (GBP)1,930.8 million related to retail customer accounts and (GBP)3,047.6 related to wholesale funded liabilities.

      The decline in the average interest rate paid amounts to 1.10% compared with a fall in the average UK bank base rate of 1.12% and 3 month LIBOR of 0.98%.

      The average rate paid on retail customer accounts fell by 1.11% in line with the reduction in the average UK bank base rate. Wholesale funding incurred an average rate of 3.85% in 2002, a reduction of 1.18% compared with 5.03% in 2001. This reduction is greater than the reduction in the average 3 month LIBOR rate of 0.98% reflecting the re-pricing of Northern Rock's funding as LIBOR rates fell during 2002. Interest payable on securitized liabilities fell from an average rate of 5.55% in 2001 to 4.47% in 2002 a reduction of 1.08% primarily reflecting the lower rates achieved on new issues in 2002 and the re-pricing of notes as LIBOR rates fell during 2002.

      Net interest income for the year ended December 31, 2002, was
(GBP)391.2 million, an increase of 13.0% compared with (GBP)346.1 million in 2001. The increase in net interest income reflects the growth in average interest earning assets described above outweighing the effects of the decrease in net interest margin from 1.26% to 1.09%.

      The following table presents information regarding interest income (as a percentage of average interest earning assets) and interest expense (as a percentage of average interest bearing liabilities), net interest spread, net interest margin and U.K. general interest rates for the years ended December 31, 2002 and 2001. The figures contained in the table are calculated from the Average Balance Sheets and Interest Rates presented under "Selected Statistical Information-Average Balance Sheet-Asset under Management" in Item 4 of this Report.

                                                                                             For the year ended
                                                                                                December 31,
                                                                                         ---------------------------
                                                                                             2002          2001
                                                                                         ------------   ------------
Interest income as a percentage of average interest earning assets.....................     5.08%          6.29%
Interest expense as a percentage of average interest bearing liabilities...............     4.09%          5.19%
Net interest spread(1).................................................................     0.99%          1.10%
Net interest margin(2).................................................................     1.09%          1.26%
U.K. bank base rate....................................................................     4.00%          5.12%

--------------------
Notes:
(1) Net interest spread represents the difference between the gross yield (including securitization interest receivable) and the interest expense (including securitization interest payable) as a percentage of average interest bearing liabilities. For the purpose of calculating net interest spread, gross yield represents interest income as a percentage of average interest earning assets, including securitized loans.
(2) Net interest margin represents net interest income (including securitization interest receivable and payable) as a percentage of average interest earning assets, including securitized loans.

     Non -Interest Income

     The table below contains details of the items included in non-interest income for the years ended December 31, 2002 and 2001.

                                                                          For the Year ended
                                                                             December 31,
                                                                   ----------------------------------
                                                                        2002              2001
                                                                   --------------    ----------------
                                                                             ((GBP) millions)
Commissions....................................................          71.2             69.4
Fees (net of service charges)..................................          79.4             51.7
Others and subsidiaries........................................          19.2              9.2
                                                                   --------------    ----------------
                                                                        169.8            130.3
                                                                   ==============    ================

      Non-interest income increased by 30.3% from (GBP)130.3 million in the year ended December 31, 2001 to (GBP)169.8 million in 2002, in each case, excluding securitization net interest income discussed above under "-Net Interest Income".

      Commission income represents commission earned in the sale of third party insurance and payment protection products to new customers. Limited growth in this income source was achieved primarily due to higher levels of cancellations. Fees (net of service charges) increased by 53.6%, reflecting the growth in volumes of new lending. The growth in Others and subsidiaries reflects a higher contribution from the Group's captive mortgage indemnity insurance company.

      Operating Expenses

      The table below shows operating expense data for the Group based upon the Group's consolidated results of operations for the years ended December 31, 2002 and 2001.

                                                                         For the Year ended
                                                                            December 31,
                                                                  ---------------------------------
                                                                       2002              2001
                                                                  -------------    ----------------
                                                                            ((GBP) millions)
Operating Expenses(1)
    Total staff costs..........................................         85.1             74.6
    Others expenses............................................         70.9             65.0
    Depreciation...............................................         13.0              9.5
                                                                  -------------    ----------------
Total recurring expenses                                               169.0            149.1
    Acquisition costs(2).......................................          2.3              -
                                                                  -------------    ----------------
Total operating expenses.......................................        171.3            149.1
                                                                  =============    ================

--------------------
Notes:
(1) Excludes the covenant to The Northern Rock Foundation of (GBP)16.3 million in 2002 and (GBP)14.8 million in 2001. Also excludes amortization of goodwill of (GBP)1.5 million in 2002 as compared with no amortization of goodwill in 2001.
(2) Acquisition costs represent costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General.

      Total operating expenses grew to (GBP)171.3 million in 2002 from
(GBP)149.1 million in 2001. Recurring expenses grew to (GBP)169.0 million, an increase over 2001 of 13.3% compared with an increase of 34.7% in adjusted total assets (including securitized assets) and an increase in total income of 17.8% over the same period.

      Using total operating expenses (see above) and total income (as per the profit and loss statement), the cost/income ratio improved to 30.5% in 2002 compared with 31.3% in 2001. Using total operating expenses (see above) and adjusted total assets (mean total assets adjusted to include securitized assets), the cost/adjusted total assets ratio improved to 0.47% from 0.53%. Based upon total recurring expenses (see above), the cost/income ratio was 30.1% and the cost/adjusted total assets ratio was 0.46% in 2002. Improvements in these rations reflect improvements in the cost efficiency of Northern Rock's operations.

      The increase in staff costs reflects a 9.8% increase in staff numbers in response to increased business volumes, salary increases and profit related bonuses, together with an additional (GBP)1.6 million charge in relation to a
(GBP)33.7 million contribution to the Northern Rock pension scheme which is being amortized over the estimated remaining service lives of employees in the scheme. Other expenses increased due to business volumes and depreciation increased due to amortization of systems development, including e-commerce expenditure.

      The covenant to The Northern Rock Foundation amounted to (GBP)16.3 million for the year ended December 31, 2002 representing 5% of the Group's profit before tax for the year.

      Goodwill arising on the acquisition of the banking subsidiaries of Legal & General amounted to (GBP)35.8 million and is being amortized over a period of 10 years from the date of acquisition, resulting in a charge in 2002 of
(GBP)1.5 million.

      Provision for Loan Losses

      The following table shows the provision for loan losses in the Group's consolidated profit and loss accounts for the years ended December 31, 2002 and December 31, 2001.

                                                                                             For the year ended
                                                                                                December 31,
                                                                                         ----------------------------
                                                                                             2002          2001
                                                                                         ------------   -------------
                                                                                                (GBP) millions)
      Increase in the allowance for loan losses during the year:
         Specific provision............................................................       31.7          32.1
         General provision.............................................................       13.1           3.6
      Adjustment to provision resulting from recoveries:
         Specific provision............................................................      (1.7)          (1.2)
                                                                                         ------------   -------------
              Total....................................................................       43.1          34.5
                                                                                         ============   =============


      The provisions for loan losses for the year ended December 31, 2002, increased by (GBP)8.6 million to (GBP)43.1 million compared with (GBP)34.5 million in 2001. The charge for 2002 represented 0.19% of average loans and advances to customers, compared with 0.18% in 2001. The increase in the provision charge is primarily linked to unsecured lending. This lending portfolio accounted for (GBP)27.5 million of the specific charge and (GBP)10.8 million of the general charge. Year end balances on this portfolio increased to (GBP)2,941.2 million from (GBP)2,080.5 million. The total charge on secured lending amounted to only (GBP)4.8 million reflecting the continued low levels of arrears and property price inflation, which reduces the potential for loan losses.

      The allowance for loan losses balance at December 31, 2002, was
(GBP)82.9 million (0.34% of loans and advances to customers) compared with
(GBP)61.4 million (0.29% of loans and advances to customers) at December 31, 2001.

      Profit on Ordinary Activities Before Tax

      Profit on ordinary activities before tax increased to (GBP)326.2 million for 2002 compared with (GBP)276.5 million (restated for the change in the treatment of RCIs) in 2001 an increase of 18.0%.

      Taxes

      Tax on profit on ordinary activities for the year ended December 31, 2002 increased by 12.8 million to (GBP)96.5 as compared with the year ended December 31, 2001. The effective tax rate for the year was 29.6% compared with an effective UK corporate tax rate of 30.0%.

      Profit on Ordinary Activities After Tax

      Profit on ordinary activities after tax increased to (GBP)229.7 million for the year ended December 31, 2002, compared with (GBP)192.8 million (adjusted for the change in treatment of RCIs) in 2001, an increase of 19.1%.

      Return on equity improved to 19.8% for the year ended December 31, 2002 from 19.0% for the year ended December 31, 2001. The return on average total assets reduced by only 0.01% to 0.77% from 0.78% in 2001.

Results of operations for the year ended December 31, 2001, compared with the year ended December 31, 2000.

      Overview

      Following the adoption of FRS 19 "Deferred Tax" for the year ended December 31, 2001, the 2000 and prior year results have been restated - see
Note 2 to the Consolidated Financial Statements included in Item 18 and "Taxes" below.

      In addition (as noted above), the 2001 and 2000 results have been restated for the change in accounting treatment for RCIs following the publication of UITF 33 "Obligations in financial instruments". The financial information and ratios below reflect this change in accounting treatment.

      The Group's restated reported profit on ordinary activities before tax for the year ended December 31, 2001, was (GBP)276.5 million as compared to
(GBP)245.5 million for the year ended December 31, 2000. Restated reported profit on ordinary activities after tax increased to (GBP)192.8 million for the year ended December 31, 2001, from (GBP)179.5 million for the year ended December 31, 2000. The 2001 profit on ordinary activities after tax reflects a 12.0% increase compared with an adjusted 2000 amount of (GBP)172.2 million (excluding the effects of the provisions recorded in 2000 for loss on disposal of the care home business of (GBP)3.1 million and the tax credit on conversion costs of (GBP)10.4 million).

      Net interest margin fell slightly to 1.26% for the year ended December 31, 2001, from 1.28% in the previous year. Net interest spread improved by 0.03% to 1.10% reversing the 0.07% fall experienced in 2000. This decrease in net interest margin was more than offset by the growth in average interest earning assets of 21.9% resulting in a 19.9% growth in net interest income for 2001. At the same time the cost/income ratio improved from 31.9% in 2000 to 31.3% in 2001 and the cost/adjusted total asset ratio improved to 0.53% from 0.57% in 2000.

      Return on equity for the year ended December 31, 2001, was 19.0% compared with an adjusted return on equity for 2000 of 19.2%. On the same basis, the return on average total assets reduced by 0.01% to 0.78% from 0.79%.

      Net Interest Income

      The table below sets forth information regarding net interest income for the years ended December 31, 2001 and 2000, including interest attributable to securitized loans and after adjustment for the change in accounting treatment of RCIs in 2001 noted above.



                                                                                              For the Year ended
                                                                                                 December 31,
                                                                                          ----------------------------
                                                                                              2001           2000
                                                                                          --------------   -----------
                                                                                                 (GBP) millions)
Interest receivable:
    Interest receivable and similar income arising from debt securities...............         184.8          212.9
    Other interest receivable and similar income......................................       1,290.7        1,231.2
    Income from equity shares and other variable yield securities.....................          10.9           18.2
                                                                                          --------------   -----------
                                                                                             1,486.4        1,462.3
    Securitization interest receivable................................................         245.6          110.5
                                                                                          --------------   -----------
        Total interest receivable.....................................................       1,732.0        1,572.8
                                                                                          --------------   -----------

Interest payable:
    Interest payable..................................................................        1,180.5       1,188.0
    Securitization interest payable...................................................          205.4          96.1
                                                                                          --------------   -----------
        Total interest payable........................................................        1,385.9       1,284.1
                                                                                          --------------   -----------

Total Net Interest Income..............................................................         346.1         288.7
                                                                                          ==============   ===========

      Total net interest income above is reported on the face of the profit and loss account included in the Consolidated Financial Statements under the following line items:

                                                                                             For the year ended
                                                                                                December 31,
                                                                                         ----------------------------
                                                                                             2001          2000
                                                                                          --------------   -----------
                                                                                                (GBP) millions)
     Net Interest Income............................................................          305.9         274.3
     Securitization interest receivable.............................................          245.6         110.5
     Securitization interest payable................................................         (205.4)        (96.1)
                                                                                          --------------   -----------
        Total Net Interest Income...................................................          346.1         288.7
                                                                                          ==============   ===========

      The following description of interest receivable, interest expense and net interest income includes amounts relating to securitized assets as the securitized assets are managed within the business in the same way as non-securitized assets. The analysis therefore is intended to provide a more meaningful description of the factors affecting the income flows derived from the Group's lending and funding activities.

      Interest income for the year ended December 31, 2001, increased to
(GBP)1,732.0 million from (GBP)1,572.8 million in the prior year, an increase of 10.1%. The increase reflects a 21.9% growth in average interest earning assets from (GBP)22,588.2 million in 2000 to (GBP)27,523.8 million in 2001, offset by a fall in the average interest rate earned on such assets of almost 10% to 6.29% in 2001 compared with 6.96% in 2000. The fall in general market interest rates of 14.1% (based on the UK banks base rate) during 2001 exceeded the decline in rate earned by the Group on interest earning assets. This was due to improved spreads on loans and advances to customers reflecting higher spreads on products such as "together" (which combine a residential mortgage with unsecured loan products), commercial secured loans and personal unsecured loans. This benefit was partly offset by lower returns on wholesale debt and money market instruments which are primarily LIBOR denominated assets. During 2001, average 3 month LIBOR declined by 18.6% compared with 14.1% for the UK banks base rate. The growth in total average interest-earning assets was concentrated in advances to customers and securitized assets (primarily secured residential mortgages) which together grew by 23.8% from (GBP)18,597.8 million to (GBP)23,025.4 million. Compared with December 31, 2000, advances secured on residential property increased by (GBP)1,501.6 million to
(GBP)17,708.9 million net of (GBP)3.0 billion of advances securitized during 2001. Other secured advances increased by (GBP)245.5 million to (GBP)1,070.0 million and unsecured loans by (GBP)1,046.0 million to (GBP)2,080.5 million.

      Interest expense increased to (GBP)1,385.9 million in 2001 from
(GBP)1,284.1 million, an increase of 7.9%. This reflects an increase in average interest bearing liabilities of 22.5% offset by a reduction in the average interest rate paid on such liabilities of 11.9% from 5.89% in 2000 to 5.19% in 2001. The growth in average interest bearing liabilities was
(GBP)4,892.3 million, of which (GBP)952.1 million relates to retail customer accounts, (GBP)1,698.4 million to wholesale funded liabilities, and
(GBP)2,241.8 million to securitized notes.

      The decline in the average interest paid on interest bearing liabilities reflects the differing movements in LIBOR priced liabilities and the retail liabilities which are linked more closely to movements in the UK banks base rate. The average rate paid on wholesale liabilities, excluding subordinated debt, fell to 5.03% from 6.24%, a fall of 19.4% compared with a fall in average 3 month LIBOR during 2001 of 18.6%. The decline in average retail cost of funds was, however, only 7.3% from 5.46% to 5.06% which is lower than the 14.1% decline in UK banks base rate, reflecting competitive conditions and a greater use by Northern Rock of short term fixed rate retail products.

      Net interest income for the year ended December 31, 2001, was (GBP)346.1 million, an increase of 19.9% compared with (GBP)288.7 million in 2000. The increase in net interest income reflects the growth in average interest earning assets described above offset by a slight reduction in net interest margin from 1.28% to 1.26%.

      The following table presents information regarding interest income (as a percentage of average interest earning assets) and interest expense (as a percentage of average interest bearing liabilities), net interest spread, net interest margin and U.K. general interest rates for the years ended December 31, 2001 and 2000. The figures contained in the table are calculated from the Average Balance Sheets and Interest Rates presented under "Selected Statistical Information-Average Balance Sheet-Assets under Management" in Item 4 of this Report.

                                                                                             For the year ended
                                                                                                December 31,
                                                                                         ----------------------------
                                                                                             2001          2000
                                                                                          --------------   ----------
Interest income as a percentage of average interest earning assets.....................     6.29%          6.96%
Interest expense as a percentage of average interest bearing liabilities...............     5.19%          5.89%
Net interest spread(1).................................................................     1.10%          1.07%
Net interest margin(2).................................................................     1.26%          1.28%
U.K. bank base rate....................................................................     5.12%          5.96%

____________________
Notes:
(1) Net interest spread represents the difference between the gross yield (including securitization interest receivable) and the interest expense (including securitization interest payable) as a percentage of average interest bearing liabilities. For the purpose of calculating net interest spread, gross yield represents interest income as a percentage of average interest earning assets, including securitized loans.
(2) Net interest margin represents net interest income (including securitization interest receivable and payable) as a percentage of average interest earning assets, including securitized loans.

      Non-interest Income

      The table below contains details of the items included in non-interest income for the years ended December 31, 2001 and 2000.

                                                                                             For the year ended
                                                                                                December 31,
                                                                                         ---------------------------
                                                                                             2001          2000
                                                                                          --------------   ---------
                                                                                                (GBP) millions)
      Commissions  ...................................................................       69.4          58.5
      Fees (net of service charges)...................................................       51.7          41.7
      Others and subsidiaries.........................................................        9.2          20.7
                                                                                          --------------  ---------
                                                                                            130.3         120.9
                                                                                          ==============  =========

      Non interest income increased by 7.8% from (GBP)120.9 million in the year ended December 31, 2000, to (GBP)130.3 million in 2001, in each case, excluding securitization net interest income discussed above under "-Net Interest Income". Commission income was (GBP)69.4 million, an increase of 18.6% reflecting the growth in sale of insurance and payment protection products in conjunction with new lending in the year. Similarly, fee income (net of service charges) increased by 24.0% to (GBP)51.7 million from
(GBP)41.7 million. Income from others and subsidiaries has fallen by (GBP)11.5 million to (GBP)9.2 million reflecting a lower contribution from the Group's mortgage indemnity insurance subsidiary and the cessation of earnings from the care home business the sale of which was completed in early 2001.

      Operating Expenses

      The table below shows ongoing operating expense data for the Group based upon the Group's consolidated results of operations for the years ended December 31, 2001 and 2000.

                                                                                             For the year ended
                                                                                                December 31,
                                                                                         ----------------------------
                                                                                             2001          2000
                                                                                          --------------   ----------
                                                                                                (GBP) millions)
Operating expenses(1):
     Total staff-costs..............................................................         74.6           58.3
     Other expenses.................................................................         65.0           64.1
     Depreciation and amortization..................................................          9.5            8.2
                                                                                          --------------   ---------
     Total operating expenses.......................................................        149.1          130.6
                                                                                          ==============   =========

____________________
Note:
(1) Excludes the covenant to The Northern Rock Foundation of (GBP)14.8 million in 2001 and(GBP)12.5 million in 2000.

      Total operating expenses grew to (GBP)149.1 million for the year ended December 31, 2001, from (GBP)130.6 million in 2000 an increase of 14.2% compared with an increase of 25.2% in adjusted total assets (including securitized assets) and an increase in total income of 16.3% over the same period.

      The cost/income ratio (calculated by reference to total operating expenses above and total income as per the profit and loss statement) improved to 31.3% in 2001 from 31.9% in 2000. The cost/adjusted total assets ratio (calculated by reference to total operating expenses above and mean total assets adjusted to include securitized assets) improved to 0.53% from 0.57%. Improvements in these ratios reflect improvements in the cost efficiency of Northern Rock's operations.

      The increase in total operating expenses is primarily related to total staff costs which rose from (GBP)58.3 million to (GBP)74.6 million an increase of 28.0%. The increase reflects a 12% increase in staff numbers in response to increased business volumes, salary increases and profit related bonuses.

      The covenant to The Northern Rock Foundation amounted to (GBP)14.8 million for the year ended December 31, 2001 representing 5% of the Group's 2001 reported profit before tax for the year.

      Provision for Loan Losses

      The following table shows the provision for loan losses in the Group's consolidated profit and loss accounts for the years ended December 31, 2001 and December 31, 2000.

                                                                                             For the year ended
                                                                                                December 31,
                                                                                         ----------------------------
                                                                                             2001          2000
                                                                                          --------------   ----------
                                                                                                (GBP) millions)
     Increase in the allowance for loan losses during the year:
        Specific provision............................................................       32.1           17.6
        General provision.............................................................        3.6            0.5
     Adjustment to provision resulting from recoveries:
        Specific provision............................................................       (1.2)          (1.2)
                                                                                          --------------   ----------
             Total....................................................................       34.5           16.9
                                                                                          ==============   ==========

      The provisions for loan losses for the year ended December 31, 2001, increased by (GBP)17.6 million to (GBP)34.5 million compared with (GBP)16.9 million in 2000. The charge for 2001 represented 0.18% of average loans and advances to customers, compared with 0.10% in 2000. The increase in the provision charge is primarily a result of a (GBP)17.8 million increase in the charge for unsecured lending reflecting the increase in volume of such lending, with year end balances rising from (GBP)1,034.5 million to
(GBP)2,080.5 million. The (GBP)0.2 million reduction on secured advances reflects the continued low level of arrears and property price inflation, which reduces the potential for loan losses.

      The allowance for loan losses balance at December 31, 2001, was
(GBP)61.4 million (0.29% of loans and advances to customers) compared with
(GBP)47.1 million (0.26% of loans and advances to customers) at December 31, 2000.

      Profit on Ordinary Activities Before Tax

      The table below provides an analysis of profits on ordinary activities before tax for the years ended December 31, 2001 and December 31, 2000.

                                                                                             For the year ended
                                                                                                December 31,
                                                                                         ----------------------------
                                                                                             2001          2000
                                                                                          --------------   ----------
                                                                                                (GBP) millions)
     Profit on ordinary activities before tax (as restated)...........................       276.5          245.5
     Adjustment:
          Provision for loss on disposal of care homes................................        --              3.1
                                                                                          --------------   ----------
     Profit on ordinary activities before tax (as adjusted)...........................       276.5          248.6
                                                                                          ==============   ==========

      Profit on ordinary activities before tax increased to (GBP)276.5 million for the year ended December 31, 2001, from (GBP)245.5 million for the year ended December 31, 2000, an increase of 12.6%. Compared with the adjusted profit on ordinary profits before tax for the year ended December 31, 2000 (after excluding the provision for loss on disposal of care homes) of
(GBP)248.6 million, the increase in 2001 profit on ordinary activities before tax was 11.2%.

      Taxes

      Northern Rock has adopted Financial Reporting Standard 19 - Deferred Tax for the year ended December 31, 2001. The result of the change in policy in 2001 is to increase the tax on profit on ordinary activities by (GBP)9.8 million, resulting in a decrease in profit after tax of the same amount. The previous year's financial statements have been restated leading to an increase in other assets of (GBP)10.0 million at December 31, 2000. Tax on profit on ordinary activities for the year ended December 31, 2000 has been decreased by
(GBP)0.7 million to (GBP)66.0 million, resulting in an increase in profit after tax of the same amount. The 2000 charge is net of a credit of (GBP)10.4 million in relation to conversion costs incurred in 1996 and 1997 and previously disallowed.

      The effective tax rate for the year was 30.3% (2000-30.7% (restated and excluding the one off tax credit and the provision for disposal of care homes) compared with an effective UK corporate tax rate of 30.0%.

      Profit on Ordinary Activities After Tax

      The table below provides an analysis of profits on ordinary activities after tax for the years ended December 31, 2001 and 2000.

                                                                                             For the year ended
                                                                                                December 31,
                                                                                         ----------------------------
                                                                                             2001          2000
                                                                                          --------------   ----------
                                                                                                ((GBP) millions)
     Profit on ordinary activities after tax (as restated)............................      192.8           179.5
     Adjustments (after tax):
          Provision for loss on disposal of care homes................................       --               3.1
          Tax credit on conversion costs..............................................       --             (10.4)
                                                                                          --------------   ---------
     Profit on ordinary activities after tax (as adjusted)............................      192.8           172.2
                                                                                          ==============   =========

      Profit on ordinary activities after tax increased to (GBP)192.8 million for the year ended December 31, 2001, from (GBP)179.5 million for the year ended December 31, 2000. Adjusting for the effect of the provision for loss on disposal of care homes and for the tax credit in respect of conversion costs in 2000, profit on ordinary activities after tax increased to (GBP)192.8 million from (GBP)172.2 million, an increase of 12.0%.

      Based upon the profit on ordinary activities after tax as adjusted, the return on equity was 19.0% for the year ended December 31, 2001, compared with 19.2% for the year ended December 31, 2000. On the same basis, the return on average total assets reduced by 0.1% to 0.78% from 0.79% for the year ended December 31, 2000.


                        LIQUIDITY AND CAPITAL RESOURCES

      The Financial Services Authority ("FSA") requires the Group to be able to meet its sterling obligations without recourse to the wholesale money market for a period of at least five business days, and the Group manages its cashflow on a daily basis in order to meet this requirement. The Board of Directors of Northern Rock (the "Board") has approved a Liquidity Policy Statement which is compliant with the supervisory framework set by the FSA and ensures the Group is able to meet retail deposit withdrawals, repayments of wholesale borrowing and current lending objectives. For a description of the Liquidity Policy Statement and how the Group manages liquidity risk, see "Item 3D -- Liquidity Risk" herein.

      Capital adequacy and capital resources are monitored by the Group on the basis of techniques developed by the Basel Committee on Banking Regulation and Supervisory Practices (the "Basel Committee") and subsequently implemented in the United Kingdom by the Supervision and Surveillance Division of the Bank of England (now the FSA). The basic instrument of capital monitoring is the risk asset ratio as developed by the Basel Committee. This ratio derives from a consideration of capital as a cover for the credit risk inherent in Group assets. The Basel Committee sets a minimum risk asset ratio for international banks of 8%. The FSA sets minimum risk asset ratios on an individual basis for the banks it supervises. These are set with regard to the minimum standards set by the Basel Committee and the particular circumstances of each bank.

      The supervision of capital adequacy for banks is also governed by the European Union Capital Adequacy Directive ("CAD"). The CAD refers to the European Community ("EC") Own Funds Directive for the definition of capital and treatment of other risks. Capital is defined by reference to the EC Own Funds Directive, and divided into "Tier 1" capital and "Tier 2" capital. Tier 1 capital consists of ordinary and preference shareholders' funds after deducting goodwill. Tier 2 capital includes general provisions and certain debt capital instruments, particularly dated and undated subordinated debt. During 1998, amendments to the CAD were adopted in the United Kingdom. There was no significant impact of these amendments on the capital position of the Group. Subsequently, on November 22, 1999, the European Commission issued a consultation document on regulatory capital requirements. It is possible that further changes to the CAD will be adopted as a result of this consultation document and the proposed New Basel Capital Accord. See Item 4--Information on the Company--"Supervision and Regulation--European Union Directives--Prudential Supervision" herein.

      The table below analyses the Group's consolidated capital resources at December 31, 2002 and 2001.

                                                                                 2002            2001
                                                                            --------------   -----------

                                                                                (GBP) millions, except
                                                                                     percentages)
Tier 1 Capital:
Share capital.......................................................            123.9            123.9
Share premium account...............................................              6.8              6.8
Capital redemption reserve..........................................              7.3              7.3
Profit and loss account.............................................          1,071.6            925.3
Reserve capital instruments.........................................            242.7            187.6
Tier one notes......................................................            200.0              -
Goodwill............................................................            (34.3)             -
                                                                            --------------   -----------
Total Tier 1 capital................................................          1,618.0          1,250.9

Upper Tier 2 Capital:
Perpetual subordinated debt.........................................            350.3            350.3
Reserve capital instruments.........................................             57.3            112.4
General provisions..................................................             49.1             32.0
                                                                            --------------   -----------
Total Upper Tier 2 capital..........................................            456.7            494.7

Lower Tier 2 Capital:
Term subordinated debt..............................................            769.2            243.0
                                                                            --------------   -----------
Total Tier 2 Capital................................................          1,225.9            737.7

Deductions..........................................................            (44.5)           (26.3)
                                                                            --------------   -----------
Total capital.......................................................          2,799.4          1,962.3
                                                                            --------------   -----------

Risk weighted assets:
On balance sheet....................................................         17,071.4         14,569.5
Off balance sheet...................................................            312.1            288.7
                                                                            --------------   -----------
Total Risk Weighted Assets..........................................         17,383.5         14,858.2
                                                                            ==============   ===========

Risk asset ratios:
Tier 1 ratio........................................................            9.3%             8.4%
Total capital.......................................................           16.1%            13.2%

      Although management believes that Northern Rock could operate with a lower level of Tier 1 capital, it has maintained Tier 1 and total capital ratios above the minimum standards for the Group, as set by the FSA, in order to maintain the continued confidence of investors. Management intends to continue to manage Northern Rock's capital position with a view to optimizing shareholder value while at the same time considering the interests of customers and investors. Management believes that Northern Rock's capital resources are sufficient for its present requirements.

      Northern Rock raises no capital through off balance sheet entities nor does it use off balance sheet entities to manage its capital on a temporary basis. The sale of mortgage loans to securitization special purpose vehicles ("SPVs") results in reduced regulatory capital requirements. However, there are no circumstances under which Northern Rock can be forced to re-acquire these loans, nor are there any circumstances that could necessitate further capital backing for these loans. To the extent that losses in securitization vehicles could impact on Northern Rock, a deduction is made from regulatory capital, thus ensuring full protection of deposits against such losses. This is in respect of the subordinated loans granted by Northern Rock to the vehicles to provide a first loss reserve fund.

      A discussion of Northern Rock's use of financial instruments and its treasury activities and policies is included in this Report under Item 4 "Information on Northern Rock - Description of Business - Treasury and Wholesale Funding", Item 4 "Information on Northern Rock - Selected Statistical Information - Average Balance Sheets and Interest Rates" and Item 11 "Quantitative and Qualitative Disclosures of Market Risk - Financial Risk Management".

Funding Sources

      Northern Rock raises funds from a wide diversity of markets, both retail and wholesale, together with its use of mortgage securitizations. Retail funding is raised principally in the UK, although funds are also raised through offshore funding vehicles located in Guernsey and the Republic of Ireland. These vehicles enable Northern Rock to raise retail funds from other markets and lessens dependency upon the UK. Of the total retail deposit base of (GBP)15.3 billion at December 31, 2002, almost (GBP)2.4 billion was held through offshore vehicles.

      The retail deposit base predominantly has a short legal maturity profile, with accounts traditionally being instant access or available on a short notice period, albeit with an interest penalty for early withdrawal. Whilst this results in a mismatch of maturity dates between assets and liabilities, Northern Rock has received positive flows of funds from retail deposits consistently in all but one of the last 16 half years, showing an ability to continue to attract retail funds through a very competitive period in the market. More recently, as interest rates have fallen, depositors have sought to protect their return. As a consequence 1 year or longer fixed rate accounts have become popular. At December 31, 2002 Northern Rock had attracted
(GBP)5.1 billion into such accounts, representing 33% of total retail deposits.

      Wholesale funding is also raised from a number of sources and over a range of maturities, to ensure that there is no over dependence on any one market or type of counterparty. Funds are raised in three main currencies, Sterling, U.S. Dollars and Euros, and from three main areas - the UK, the USA and continental Europe. Short-term deposits are taken from banks and other corporate sources through time deposits. In addition, use is made of European and U.S. Commercial Paper (ECP and USCP) programs and also of European and U.S. Medium Term Note programs (EMTN and USMTN). These programs ensure a diversity of source, maturity and counterparty to minimise risk to the funding programme from localized economic impacts. The program sizes and amounts drawn down at December 31, 2002 are set out below:

------------------------------------ ---------------------------------- ---------------------------------
                                                Outstanding                      Programme Size
                                                    $bn                                $bn
------------------------------------ ---------------------------------- ---------------------------------
ECP                                                 0.9                               2.0
------------------------------------ ---------------------------------- ---------------------------------
USCP                                                2.1                               2.5*
------------------------------------ ---------------------------------- ---------------------------------
EMTN                                                6.4                               10.0
------------------------------------ ---------------------------------- ---------------------------------
USMTN                                               2.8                               5.0
------------------------------------ ---------------------------------- ---------------------------------

      (*) On February 28, 2003, the amount of the USCP program was increased to US$5,000,000,000.

      Within its funding programs, Northern Rock has no repayment triggers relating to credit rating downgrade or to any profitability or earnings per share ratios.

      In addition to its funding programs, Northern Rock has revolving credit agreements incorporating swingline facilities to a total value of (GBP)270 million, and a further revolving credit facility of (GBP)500 million. There are no outstanding balances in relation to these facilities at December 31, 2002.

      The main factor impacting upon the cost of, and access to, wholesale funding markets is Northern Rock's credit rating. Northern Rock's current ratings are set out below:

------------------------------------ ---------------------------------- ---------------------------------
                                                Short Term                         Long Term
------------------------------------ ---------------------------------- ---------------------------------
Standard & Poor's                                   A1                                 A
------------------------------------ ---------------------------------- ---------------------------------
Moody's                                             P1                                A2*
------------------------------------ ---------------------------------- ---------------------------------
Fitch                                               F1                                 A+
------------------------------------ ---------------------------------- ---------------------------------

      (*) On January 14, 2002, Northern Rock was placed on positive outlook by Moody's.

      The third main source of funding to Northern Rock is its securitization programme. By December 31, 2002, a total of (GBP)10.8 billion of residential mortgage loans had been transferred to special purpose vehicles ("SPVs"), funded by the issue of residential mortgage backed securities in the UK, European and U.S. markets. A further (GBP)500 million of commercial mortgage loans were transferred to an SPV in 2002 funded by the issue of commercial mortgage securities in the UK and Europe. As of January 27, 2003, a further securitization of (GBP)3.0 billion of residential mortgages was completed with a further issue of (GBP)2.5 billion completing on 21 May 2003.

      Although these securitization transactions involve the transfer of loans to special purpose companies, which we refer to as "SPVs", under U.K. GAAP the full extent of any potential recourse to Northern Rock by the purchaser and noteholders remains on Northern Rock's balance sheet. This is shown through a linked presentation on the balance sheet identifying the value of securitized assets and the extent of non-recourse finance required as part of "loans and advances to customers". Full disclosure of the SPVs, the nature of any recourse to Northern Rock and their results are shown in note 15 to the Consolidated Financial Statements. Income from the SPVs is only recognized in the Consolidated Financial Statements as it is earned, and no gain on sale is recorded in the Consolidated Financial Statements at the point of completion of the transaction. Northern Rock is not exposed to any risk of loss from these transactions above the value of the asset recorded on its balance sheet. This is further demonstrated by the sale agreements entered into with respect to securitization transactions which expressly provide that Northern Rock will not be required to support any obligations to noteholders. See Note 15 to the Consolidated Financial Statements.

      Under U.S. GAAP, the SPVs involved in securitization transactions are fully consolidated on a line-by-line basis, so that in the U.S. GAAP recorded financial information included in Note 46 to the Consolidated Financial Statements, all transactions relating to the SPVs are fully included as if no transfers of securitized assets had occurred.

      Northern Rock acts as servicer to the mortgage loans transferred to the SPVs, and also swaps the SPVs' cash receipts from interest payments based on mortgage interest rates into payments based on floating rate LIBOR so that both interest income and expense within the SPVs are determined on the same basis. If Northern Rock were to be downgraded by the credit rating agencies below its current long term rating, it would no longer be able to act as a basis swap provider. It would then need to find a new swap counterparty, which would reduce earnings from the SPVs due to the cost of the third party swap provider. It is not anticipated that the effect of any such substitution on the income earned from the SPVs would be material to Northern Rock.

      Northern Rock's total debt and its commitments by maturity at December 31, 2002 are set out in the following table:

                                                                       Payments due by period
                                                                       ----------------------
                                                                Less than       1 year to           After
                                                                   1 year         5 years         5 years          Total
Contractual obligations
Deposits by banks                                                 1,046.7            36.5           122.0        1,205.2
Customer accounts                                                15,429.0         2,515.2             0.1       17,944.3
Debt securities in issue                                          6,782.7         2,828.3           235.0        9,846.0
Subordinated liabilities                                             --              --             769.2          769.2
                                                                -----------     -----------       --------     ----------
Total                                                            23,258.4         5,380.0         1,126.3       29,764.7
                                                                ===========     ===========       ========     ==========

                                                                         Amount of commitment expiring in:
                                                                         --------------------------------

                                                                Less than       1 year to           After
                                                                   1 year         5 years         5 years          Total

Capital commitments                                                   6.0              --              --            6.0
Irrevocable undrawn loan facilities                                    --            25.3            11.2           36.5
Leasing commitments:
              Land and buildings                                      0.4             0.3             3.1            3.8
              Other                                                   0.5             4.0             --             4.5
                                                                      ---           ------          ------         ------
Total                                                                 6.9            29.6            14.3           50.8
                                                                      ===           ======          ======         ======

      The table below presents an analysis of short- term assets versus short-term liabilities as at December 31, 2002 and 2001.

                                                                                       At December 31,
                                                                              ----------------------------------
                                                                                        2002               2001
                                                                              ---------------      -------------
Short-term assets (maturities 1 year or less)
              Cash                                                                      10.7               10.5
              Loans and advances to banks                                            2,523.5              870.7
              Loans and advances to customers                                          875.3              661.1
              Debt securities                                                          779.4              656.3
                                                                              ---------------      -------------
                          Short-term assets                                          4,188.9            2,198.6
                                                                              ===============      =============

Short-term liabilities (repayable in 1 year or less)
              Deposits by banks                                                      1,046.7              796.2
              Customer accounts                                                     15,429.0           13,248.2
              Debt securities in issue                                               6,782.7            4,656.7
              Subordinated liabilities                                                    --                 --
              Other liabilities                                                        393.8              223.2
                                                                              ---------------      -------------
                          Total short-term liabilities                              23,652.2           18,924.3
                                                                              ===============      =============

      The ratio of short-term assets to short-term liabilities at December 31, 2002 and December 31, 2001 were 17.7% and 11.6%, respectively.

Off Balance Sheet Arrangements

      Northern Rock has no off balance sheet funding or capital structure other than the securitization special purpose vehicles discussed above. We use off balance sheet derivative instruments to hedge all exposure on balance sheet assets and liabilities, but do not engage in any off balance sheet trading activities in derivatives, or take any off balance sheet trading positions. The table below shows the underlying principal amounts, the credit risk weighted amounts and the replacement cost of derivatives by type of contract at December 31, 2002.

                                           Underlying          Risk                 Underlying          Risk
                                            principal      weighted  Replacement     principal      weighted  Replacement
                                               amount        amount         cost        amount        amount         cost
                                                 2002          2002         2002          2001          2001         2001
Group and Company                              (GBP)m        (GBP)m       (GBP)m        (GBP)m        (GBP)m       (GBP)m
                                           ----------      --------  -----------    ----------      --------  -----------
Interest rate contracts:
Interest rate swaps
     1 year or less....................       7,686.7          2.7.         12.7       5,726.2           5.5         25.8
     1-5 years.........................      10,853.6          24.2         54.5       8,259.0          17.4         39.8
     over 5 years......................       2,608.5          38.1        151.2       1,088.3          18.3         75.2
Forward rate agreements
     1 year of less....................         325.0             -          1.0             -             -            -
     1.5 years.........................             -             -            -             -             -            -
     over 5 years......................             -             -            -             -             -            -
Exchange traded futures
     1 year or less....................         638.0             -            -             -             -            -
     1-5 years.........................             -             -            -             -             -            -
     over 5 years......................             -             -            -             -             -            -
Caps, floors and options
     1 year or less....................             -             -            -          10.0             -            -
     1-5 years.........................             -             -            -             -             -            -
     over 5 years......................             -             -            -             -             -            -
                                            ----------  -------------  ------------ -----------  ------------  -----------
                                             22,111.8          65.0        219.4      15,083.5          41.2        140.8
                                            ----------  -------------  ------------ -----------  ------------  -----------
Exchange rate contracts:
Cross currency swaps
     1 year or less....................       1,660.7           5.2          9.3       1,455.6           6.5         18.1
     1-5 years.........................       1,878.1          28.7         49.6       1,155.8          21.6         50.1
     over 5 years......................         191.1           4.5          8.1         203.8           3.3          1.2
Forward foreign exchange
     1 year or less....................       2,212.0           4.4            -       1,412.3           2.8          4.4
     1-5 years.........................             -             -            -
     over 5 years......................             -             -            -
                                            ----------  -------------  ------------ -----------  ------------  -----------
                                              5,941.9          42.8         67.0       4,227.5          34.2         73.8
                                            ----------  -------------  ------------ -----------  ------------  -----------

              ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


                        DIRECTORS AND SENIOR MANAGEMENT

      The following table identifies the directors and senior management of Northern Rock as of June 24, 2003, and sets forth their functions and areas of experience within Northern Rock, principal business activities performed outside of Northern Rock, including any outside directorships.

Name                                                                                                            Year
----                                                                                                            ----
(and date of birth)           Current position             Principal external directorships                 Appointed(1)
-----------------------       -----------------            --------------------------------                 ------------
Sir John Riddell              Chairman                     Alpha Bank London Limited                            1990
(January 3, 1934)                                          Govett Strategic Trust plc
                                                           Border and Southern Investments Ltd.

Matthew White Ridley          Deputy Chairman              Northern Investors Company PLC                       1994
(February 7, 1958)                                         Northern 2 VCT Plc
                                                           Lycett Browne-Swinburne and Douglass Limited
                                                           Lycetts Financial Services Limited
                                                           PA Holdings Limited
                                                           International Centre for Life Trust
                                                           Alnwick Garden Trust

Adam John Applegarth          Chief Executive             --                                                    1996
(August 3, 1962)

David Frank Baker             Chief Operating Officer      Newcastle Employment Bond Limited                    1996
(May 2, 1953)

Robert Fredrick Bennett       Group Finance Director      --                                                    1993
(May 30, 1947)

Sir David Chapman             Non-Executive Director       TEAM General Partner Limited                         1994
(December 16, 1941)                                        NES General Partner Limited
                                                           Salle Farms Limited
                                                           Council--University of Durham
                                                           High Gosforth Park Limited
                                                           North East Regional Investment Fund Limited
                                                           Zytronic plc
                                                           Northern Enterprise (General Partner) Limited
                                                           CNE General Partner Limited
                                                           Northern Business Forum Ltd.

Sir Ian Gibson                Non-Executive Director       The Bank of England                                  2002
(February 1, 1947)                                         BPB plc, GKN plc
                                                           The International Centre for Life Trust
                                                           Chelys Limited

Nichola Pease                 Non-Executive Director       J O Hambro Capital Management Limited                1999
(April 3, 1961)                                            Balfour Capital Limited
                                                           Granger Trust plc

Sir George Russell            Non-Executive Director       Taylor Woodrow plc                                   1985
(October 25, 1935)                                         Granada Group plc
                                                           KPIT Infosystems Ltd.

Derek Wanless                 Non-Executive Director       Business in the Community                            2000
(September 29, 1947)                                       Financial Services National Training
                                                           Organisation
                                                           NESTA Enterprises Limited


____________________
Note:
(1) Year appointed to the Board of Directors of Northern Rock or its predecessor, Northern Rock Building Society.

      The business address of the directors is Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL.

                    BOARD PRACTICES - CORPORATE GOVERNANCE

Corporate Governance

      Northern Rock regards adherence to the principles of good corporate governance to be of the utmost importance. The Board is accountable to Northern Rock's shareholders for corporate governance, and the following describes how Northern Rock applies the principles and provisions contained in the Combined Code of Corporate Governance (the Combined Code) published in June 1998. The Listing Rules of the United Kingdom Listing Authority require listed companies to disclose how they comply with the Combined Code.

      For the period 1 January 2002 to 31 December 2002 the Group complied with all aspects of the Combined Code. The Board also considers that it is in compliance with any other laws and regulations applicable to Northern Rock, including those which may be applicable to it as implemented by the SEC under the Sarbanes-Oxley Act of 2002.

      The results of the Review of the role and effectiveness of non-executive directors (commissioned by H M Government), undertaken by Derek Higgs, were published in January 2003 (the Higgs Review). The recommendations contained within the Higgs Review are expected to be consolidated into a new Combined Code and it is anticipated that listed companies will be required to report on their compliance with this new Code for reporting years starting on or after 1 July 2003. The Company is reviewing its compliance arrangements although it is confident that it already complies with many of the recommendations set out in the Higgs Review. Where the Company does not comply with the recommendations it will give reasons for non-compliance.

Board of Directors

      The Board of Directors meets regularly throughout the year and retains full and effective control over the Group. Sir Ian Gibson was appointed to the Board as a Non-Executive Director in September 2002. The Board now comprises a Non-Executive Chairman, a Non-Executive Deputy Chairman, a Chief Executive, two other Executive Directors and five other Non-Executive Directors. The Board is responsible for agreeing the strategy and policies of Northern Rock, for monitoring its performance and has a formal schedule of matters reserved for its review and approval. Dr M W Ridley is the Senior Independent Director.

      It is the Company's policy that every Director should receive appropriate training on the first occasion that he or she is appointed to the Board, and subsequently as necessary.

      To enable the Board to function effectively, all Directors have full and timely access to all information which may be relevant to the discharge of their duties and obligations. The Chairman ensures that all Directors are properly briefed on issues arising at Board meetings and Directors are able to make further enquiries as appropriate both from within the Group and from external professional sources.

      The Non-Executive Directors have experience in a wide range of commercial and banking activities and each of them is considered by the Board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. More than one half of the Board comprises Non-Executive Directors.

      To be independent, Northern Rock considers that, a Non-Executive Director should not:

      (i)   be or have been an employee of Northern Rock;

      (ii) have been a Director of Northern Rock plc for more than nine years since the listing of the Company on the London Stock Exchange in October 1997;

     (iii) represent significant shareholders or other single interest groups;

      (iv) receive an income from Northern Rock other than interest on savings accounts, dividends on shareholdings or his or her Director's fee;

       (v) participate in Northern Rock's share option or performance related remuneration schemes:

      (vi) have conflicting directorships. Cross directorships per se are not regarded as affecting a Director's independence; or

     (vii) have any other significant, financial or personal tie to Northern Rock or its management which could interfere with the Director's proper exercise of his or her duties (including taking into account the interests of Northern Rock's shareholders, employees and creditors).

      Northern Rock's policy is that Non-Executive Directors will stand down from office at the conclusion of the next Annual General Meeting following their seventieth birthday.

      Authority for the execution of approved policies is delegated to the Chief Executive and the Management Board (which comprises the Chief Executive, the other Executive Directors, the Company Secretary and seven other senior executives).

      All Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures and applicable rules and regulations are observed. The Directors are able, if necessary, to take independent professional advice at Northern Rock's expense.

Appointments to the Board

      Northern Rock's Articles of Association require that each Director stands for re-election at least every three years and that Directors appointed by the Board should be subject to election by shareholders at the first opportunity after their appointment. The Directors to retire by rotation will be those in office longest since their previous re-election.

Board Committees

      In accordance with the Combined Code and the best principles of corporate governance, the Board has established a number of committees which operate within defined terms of reference as set out below. The Chairman and membership of each committee are set out on pages 84 and 85.

Audit Committee

      The Committee comprises six independent Non-Executive Directors and meets at least four times each year. It considers and (where appropriate) advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group, and reports to the Board on both financial and non-financial controls. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors. The Committee reviews the scope and results of the annual audit and its cost effectiveness and the independence and objectivity of the external auditors. It also reviews the nature and extent of any non-audit services provided by the external auditors. The external auditors may attend all meetings and have direct access to the Committee and its Chairman at all times. The Chief Internal Auditor provides further assurance that the internal audit coverage is closely aligned to the significant risks identified by the business and also has direct access to the Committee and its Chairman. The Executive Directors are not members of the Committee but attend meetings of the Committee as necessary to facilitate its business.

Risk Committee

      The Risk Committee comprises six independent Non-Executive Directors and the Executive Directors. The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business and the system of control necessary to manage such risks, and to present their findings to the Board.

      The Risk Committee meets on at least three occasions each year. Its remit is:

      - to advise the Board on risk management and to foster a culture within the Group that emphasises and demonstrates the benefits of a risk-based approach to internal control and management of the Group;

      - to reinforce management's control consciousness and make appropriate recommendations to the Board on all significant matters relating to the Group's risk strategy and policies;

      - to keep under review the effectiveness of the Group's risk management infrastructure. This includes an assessment of risk management procedures (for the identification, measurement and control of key risk exposures) in accordance with changes in the operating environment;

      - where appropriate, to consider Risk reports on the key business areas to assess the level of business risk exposure;

      - to consider the major findings of any of the Financial Services Authority and internal/external audit's risk management reviews and management's response;

      - to consider the risks of new ventures and other strategic initiatives;

      - to review the Group's credit risk, interest rate risk, liquidity risk and operational risk exposures in relation to the Board's risk appetite and the Group's capital adequacy;

      - to consider the development of Group risk management and make appropriate recommendations to the Board; and

      - to consider whether the public disclosure of information regarding the Group's risk management policies and key risk exposures is in accordance with the statutory requirements and financial reporting standards.

      The director of Risk reports on and monitors risks throughout the Group. He reports to the Group Finance Director and in addition reports to the Chief Executive and the Chairman of the Risk Committee and attends both the Risk Committee and the Audit Committee.

Chairman's Committee

      The principal function of the Committee is to review the Group's strategy and to consider any major operational issues or proposals for significant new initiatives which may arise.

Nominations Committee

      The Committee comprises two independent Non-Executive Directors and the Chief Executive. It monitors and reviews the membership of, and succession to, the Board of Directors. The Committee considers and makes recommendations to the Board, inter alia, on the identification and recruitment of potential Executive and Non-Executive Directors, taking into account the requirement for the members of the Board to have an appropriate range of skills and experience to understand the activities of Northern Rock and its subsidiary undertakings.

Remuneration Committee

      This Committee of independent Non-Executive Directors is responsible for considering and advising the Board on the remuneration policy for Executive Directors. It determines on behalf of the Board the salary levels of Executive Directors and takes professional advice from both inside and outside the Group. It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors.

Internal Control

      The Board of Directors is responsible for the Group's system of internal control and for reviewing its effectiveness. The system of internal control is designed to ensure effective and efficient operations and compliance with laws and regulations. In establishing this system, the Directors consider the nature of the Group's business, including the materiality of the risks being run, the likelihood of a loss being incurred and the costs of control and of mitigation of likely losses. It follows, therefore, that the system of internal control can only provide reasonable, and not absolute, assurance:

        -   as to the reliability and integrity of management information;

        -   that assets are safeguarded; and

        -   that fraud and other irregularities are prevented and detected.

      The Combined Code requires that the Directors review the effectiveness of the Group's system of internal controls, which includes financial, operational, compliance and risk management controls.

      In accordance with 'Internal Control: Guidance for Directors on the Combined Code' (the Turnbull guidance), the Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, that has been in place for the period 1 January 2002 to 31 December 2002 and up to the date of approval of the Annual Report and Accounts, and that this process is regularly reviewed by the Board and accords with the guidance.

      The Board has reviewed the effectiveness of the system of internal control. In particular, it has reviewed and (where necessary) updated the process for identifying and evaluating the significant risks affecting the business and the policies and procedures by which these risks are managed.

      Management are responsible for the identification and evaluation of significant risks applicable to their areas of business together with the design and operation of suitable internal controls. These risks are assessed on a continual basis and may be associated with a variety of internal or external sources including control breakdowns, disruption in information systems, competition, natural catastrophe and regulatory requirements.

      Internal audit provide a degree of assurance as to the operation and validity of the system of internal control. Planned corrective actions are independently monitored for timely completion.

      We are a well-controlled, risk averse business which continues to adopt a prudent stance in the management of risk faced by the business and which uses appropriate hedging techniques to enhance business performance. A detailed description of the Group's approach to financial risk management and the related use of derivatives is set out in note 35 to the Consolidated Financial Statements.

      Material risk exposures are subject to policy statements that set out the exposure limits of the risks and the hedges and control techniques to be utilized. In addition, regular reporting of all risk exposures is enforced throughout the Group.

      The Risk Committee, comprising of independent Non-Executive and Executive Directors oversees risk management and ensures that appropriate controls are in place. Details are set out above.

      The Group is committed to developing and maintaining a control-conscious culture in all areas. This is achieved through a well-defined organisational structure with clear reporting lines, and a commitment to recruiting and training quality staff governed by appropriate codes of conduct. In addition, the Group maintains procedures manuals that detail the procedures to control physical and logical access, segregation of duties and credit, expenditure and other authorisation limits. There are well-established budgetary and strategic planning cycles, and the Board reviews the results monthly against budgets, forecasts and prior year actual results, together with other key business measures.

      The Group has adopted a Code of Conduct which provides practical guidance for all staff on our business values and which forms a key element in the way we do business. There are also supporting policies and employee procedures regarding Public Interest Disclosure.

      The Chief Executive also reports to the Board on behalf of the Management Board on significant changes in the business and the external environment, which affect significant risks. The Board also receives monthly financial information, which includes key performance and risk indicators. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Management Board, the Risk Committee and the Audit Committee.

      The effectiveness of the internal control system is reviewed by the Audit Committee on behalf of the Board. Additionally, the Audit Committee at each meeting receives reports of reviews conducted throughout the Group by internal audit and (periodically) Group compliance functions together with reports from the external auditors which detail any significant control matters of which they are aware. It is responsible for ensuring that appropriate corrective action is taken where necessary.

      The Committee also monitors the Group's compliance with the Principles for Business, published by The Financial Services Authority, comprising a statement of the fundamental obligations of firms under the regulatory system.

      These mechanisms are intended to ensure that Group performance is continually monitored, risks identified in a timely manner, their financial implications assessed, control procedures re-evaluated and corrective actions agreed and implemented.

Communications

      The Company regards communications with shareholders as very important. A summary financial statement is issued to all shareholders and a copy of the annual report and accounts is available by written request to the Company Secretary or from the Northern Rock website: www.northernrock.co.uk.

      The Company communicates regularly with its shareholders who are given the opportunity to raise matters for discussion at the Annual General Meeting. The Company also deals with a number of written enquiries from shareholders throughout the year.

Going Concern

      The Directors are satisfied that the Company and the Group have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Statement of Directors' Responsibilities

      The Companies Act 1985 requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group as at the end of the year and of the profit or loss of the Group for the year.

      The Directors consider that in preparing the Consolidated Financial Statements appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting standards have been followed.

      The Directors are responsible for ensuring that the Group keeps accounting records that disclose with reasonable accuracy at any time the Group's financial position and that enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

Committees

      Membership of the Board's Committees is set out below.

Audit Committee
+ Dr M W Ridley (Chairman)
+ Sir David Chapman, Bt.
+ Sir Ian Gibson
+ N Pease
+ Sir George Russell
+ D Wanless

Chairman's Committee
+ Sir John Riddell, Bt. (Chairman)
+ Dr M W Ridley
* A J Applegarth
* D F Baker
* R F Bennett
o C Taylor

Nominations Committee
+ Sir John Riddell, Bt. (Chairman)
+ Dr M W Ridley
* A J Applegarth

Remuneration Committee
+ Sir George Russell (Chairman)
+ Sir David Chapman, Bt.
+ Sir Ian Gibson
+ N Pease
+ Dr M W Ridley
+ D Wanless

Risk Committee
+ Dr M W Ridley (Chairman)
+ Sir David Chapman, Bt.
+ Sir Ian Gibson
+ N Pease
+ Sir George Russell
+ D Wanless
* A J Applegarth
* D F Baker
* R F Bennett

-------------
+ Non-Executive Director
* Executive Director
o Executive

                 COMPENSATION - DIRECTORS' REMUNERATION REPORT

Directors' Remuneration Report

Summary

      The Directors' Remuneration Report contains the following information:

o    A description of the role of the Remuneration Committee;

o A summary of the Group's Remuneration Policy including a statement of the Company's policy on Directors' remuneration;

o A graph illustrating the performance of the Company relative to the FTSE 100 Index and FTSE 350 Index for the last five years;

o Details of the terms of the service contracts and the remuneration of each Director for the preceding financial year;

o Details of the share options and awards under long-term incentive schemes held by the Directors; and

o    Details of each Director's interest in Ordinary Shares in the Company.

The Remuneration Committee

      The Remuneration Committee consists entirely of independent Non-Executive Directors and comprises Sir George Russell (Chairman), Sir David Chapman, Sir Ian Gibson, Ms Nichola Pease, Dr Matt Ridley and Mr Derek Wanless. The Chairman and Chief Executive attend meetings of the Remuneration Committee, save that the Chief Executive is absent when his own remuneration is under consideration. The Remuneration Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the Group's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the Executive Directors and the performance remuneration of senior executives.

      The Remuneration Committee meets regularly and takes advice from both inside and outside the Group on a range of matters, including the scale and composition of the total remuneration package payable in comparable financial institutions to people with similar qualifications, skills and experience.

      The following persons provided advice or services that materially assisted the Remuneration Committee in its consideration of Directors' remuneration matters during the year:

o The Committee consulted the Chief Executive on matters relating to the remuneration of the other Executive Directors who report to him. The Chairman was also consulted in relation to the remuneration of all Executive Directors;

o Internal support was provided to the Remuneration Committee by the Company Secretary;

o Watson Wyatt LLP advised the Remuneration Committee on a range of issues including salary benchmarking. In addition to this advice to the Remuneration Committee, Watson Wyatt LLP are consulting actuaries to the Company and advised on various pension issues;

o Inbucon Administration Ltd were responsible for preparing Total Shareholder Return (TSR) calculations for the purposes of the Company's Long Term Incentive Plan and this Remuneration Report. Inbucon Administration did not provide other advice or services to the Company; and

o Freshfields Bruckhaus Deringer advised the Company on compliance with the Directors' Remuneration Report Regulations and various share scheme issues. Freshfields Bruckhaus Deringer are the Company's main legal advisers.

Compliance

      The Group has complied with the Combined Code's provisions relating to Directors' remuneration throughout the year.

Remuneration policy

      The Remuneration Committee believes that the continuing improvement in performance of Northern Rock depends on individual contributions made by the Executive Directors. For this reason, the remuneration policy is designed to provide competitive packages to motivate, reward and retain Executive Directors of high quality and to align their interests with those of shareholders.

      The Board has adopted, on the recommendation of the Remuneration Committee, a remuneration policy with the objectives set out below. It is intended that this policy should continue to apply for 2003 and subsequent years:

      (i) the remuneration packages for Executive Directors are designed to be competitive in terms of market practice;

      (ii) performance-related remuneration should seek to align the interests of Executive Directors with those of the shareholders through the imposition of stretching corporate performance targets and the satisfaction of most short and longer term incentives in the form of shares; and

      (iii) to motivate for future achievement, a significant proportion of remuneration should be based on operational and financial performance both in the short and long term together with the individual contribution made by the Executive Directors.

      This report sets out the Company's policy on Executive Directors' remuneration for 2003 and, so far as practicable, for subsequent years. The inclusion in the report of remuneration policy in respect of years after 2003 is required by the Regulations. The Remuneration Committee is able to state its remuneration policy for 2003 with reasonable certainty, and this policy will continue unless changed by the Remuneration Committee in subsequent years. The Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Company's business environment and in remuneration practice. Any changes in policy for years after 2003 will be described in future Directors' Remuneration Reports, which will continue to be subject to shareholder approval. All statements in this report in relation to remuneration policy for years after 2003 should be read in light of this paragraph.

Elements of remuneration

      Remuneration comprises: basic salary, annual bonus, pension benefits and benefits in kind. In addition, Executive Directors and senior executives participate in certain share based incentive schemes, comprising the bonus matching plan, deferred share scheme and long term incentive plan. These share-based incentive schemes, and the annual bonus, are performance-related, and the Remuneration Committee regards them as a key element in the Executive Directors' remuneration package. As a result of changes to these performance-related elements in 2002 and recent years, together with changes to annual bonuses for 2003, the performance-related element of total potential remuneration has materially increased.

Basic salary

      The Committee's objective is that Executive Directors' basic salaries should be paid at an appropriate level to take account of both personal performance and of salaries within a comparative group of financial institutions. The Committee considers that exceptional performance, whether corporate or individual, should be rewarded through bonus and incentive schemes rather than basic salary.

      Salaries are reviewed annually for each Executive Director, and revised salaries took effect from 1 January 2003 as follows:

A J Applegarth          (GBP)525,000            (2002 -(GBP)425,000)
D F Baker               (GBP)350,000            (2002 -(GBP)315,000)
R F Bennett             (GBP)350,000            (2002 -(GBP)315,000)

      Mr Applegarth's revised salary has been benchmarked against salaries for Chief Executive positions in companies in positions 50-100 in the FTSE 100 Index. This was considered appropriate now that Mr Applegarth has held the Chief Executive role for nearly two years. The revised salaries of Messrs Baker and Bennett were also benchmarked against salaries paid for similar positions in companies in positions 50-100 in the FTSE 100 Index.

Short term bonus scheme

      During 2002, Northern Rock operated a short term cash bonus scheme under which payments are made on an annual basis at the discretion of the Remuneration Committee. All of the Executive Directors and certain senior executives participate in this scheme.

      This cash bonus scheme relates to year-on-year increases in the Group's pre-tax profit on ordinary activities, with every increase in pre-tax profits generating a bonus payment equal to a percentage of salary. Payment of one-third of the bonus will be subject to the Remuneration Committee's view of the participant's personal performance, and the remaining two-thirds relates to the performance of the business.

      During 2002, the Remuneration Committee increased the cap on the bonus payable under this formula from 50% of salary to 75% of salary. On this basis, the bonus payable in respect of 2002 was 75% of salary. The bonus payable is reduced by the value of shares appropriated under the all-employee Inland Revenue Approved Share Incentive Plan for the year.

      For 2003 the Remuneration Committee will continue to operate the cash bonus scheme on the basis described above for 2002, save that the multiplier will be reduced by reference to the percentage increase in profits for 2003. The purpose of this reduction is to adjust for the impact on the multiplier of aggregate profit increases for the previous year.

      During 2003, the Remuneration Committee will review the operation of the cash bonus scheme for 2004.

Bonus matching plan

      Participants are also encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock. Executive Directors (and other senior executives invited by the Remuneration Committee to participate) are entitled to elect for all or part of the after-tax amount of their annual cash bonus to be used to acquire shares which will be held for a period of three years; alternatively they may elect to deposit their own shares with an aggregate value not exceeding the cash amount of the after-tax bonus. At the end of the three year period, provided a participant has remained an employee of the Group, the shares will be released to the participant together with a number of additional shares ("matching shares"), on the basis (before adjustment for tax) of one share free of charge for every one share left in trust for three years. Entitlement to the matching shares will normally be lost if the participant leaves employment except in certain "good leaver" circumstances. The value of any matching share awards is derived from annual bonus criteria and is dependent on corporate performance. The release of matching share awards is not dependent on satisfaction of a further performance condition.

      The bonus matching plan was operated in respect of 2002, resulting in the share awards described on page 97. The Remuneration Committee will continue to operate it in respect of 2003 and future years.

      The Remuneration Committee has amended the rules of the bonus matching plan to provide that, with effect from January 2003, the beneficial ownership of the matching shares will transfer to the participant on the grant of an award. In consequence, capital gains tax "business asset taper relief" will apply from the time the award is granted. The matching shares will be forfeited if the participant ceases to be entitled to them except in certain "good leaver" circumstances. The participant will be entitled to any dividends paid on his matching shares during the restricted period. Prior to this amendment participants were entitled to call for their matching share entitlement at the end of the restricted period, and were not entitled to dividends during that period.

Deferred share scheme

      Under a separate element of the short term bonus scheme, the Remuneration Committee may grant to Executive Directors and other executives who receive a cash bonus under that scheme an award of shares with a pre-tax value equal to the pre-tax value of his cash bonus. A participant who is granted an award must normally continue to hold these shares and remain an employee of the Group for a period of three years from the date of the award in order to retain the full number of shares so granted to him, although shares will be released earlier in certain "good leaver" circumstances. The value of any deferred share awards is derived from annual bonus criteria and is therefore dependent on corporate performance; the release of deferred share awards is not dependent on satisfaction of a further performance condition.

      This deferred share scheme was operated in respect of 2002, resulting in the share awards described on page 98. The Remuneration Committee will continue to operate the deferred share scheme in respect of 2003 and future years.

Long term incentive plan

      All Executive Directors and certain senior executives participate in a long term incentive plan ("LTIP"), which was approved by shareholders in 1998. Awards have been made in 1998 and each subsequent year thereafter. The plan involves the grant of share awards, which can only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. The number of shares comprised in an award is calculated by reference to a percentage of salary. Performance is measured over a three year period on the basis of total shareholder return (TSR), comparing the Company's performance to that of the companies in the FTSE 350 index at the date of an award. The extent to which an award is realisable depends on the Company's ranking in this comparison. Awards are released on a sliding scale between median and top quartile performance with 25 per cent of an award being released for median performance and 100 per cent of the award being released for a ranking within the top quartile. If the Group's performance is below the median, none of the shares in an award will vest. At the time the LTIP was approved in 1998, the Company's market capitalisation placed it around the mid-point of the FTSE 350 Index constituents. The Company joined the FTSE 100 Index in September 2001, but the Remuneration Committee does not consider it necessary to change the rules of the LTIP to substitute the FTSE 100 Index for comparison purposes. There is also an earnings per share threshold, which requires that the Group's earnings per share growth over the three year period must exceed the growth in the UK Retail Prices Index by an average of at least 3% per annum. This performance condition is designed to ensure that the vesting level of LTIP awards is dependent on satisfactory year-on-year financial performance as well as above-median TSR ranking.

      The LTIP was operated in 2002, resulting in the share awards set out in the table on page 100. The Remuneration Committee will continue to operate it for Executive Directors in 2003 and future years. A separate share scheme, in substantially the same terms as the LTIP, has been adopted by the Remuneration Committee and will be extended to certain executives. Executive Directors will not be eligible to participate in this scheme, and awards under it will be satisfied with existing shares only.

All-employee share schemes

      Executive Directors are eligible to participate in the Company's all-employee share schemes on the same terms as other employees. These schemes comprise:

      (i) the Sharesave Scheme, a savings-related share option scheme available to all employees. This scheme operates within specific tax legislation (including a requirement to finance exercise of the option using the proceeds of a monthly savings contract), and exercise of the option is not subject to satisfaction of a performance target;

      (ii) the Employee Share Option Scheme, an Inland Revenue approved share option scheme under which options have been granted to substantially all employees. Under this scheme the aggregate exercise value of unexercised options may not exceed (GBP)30,000. Options under this scheme may not be exercised unless earnings per share of the Company has grown by more than 3% over the life of the option. This performance condition is designed to ensure that the exercisability of options is dependent on satisfactory year-on-year financial performance on a sustained basis; and

      (iii) the Share Incentive Plan ("SIP"), under which the maximum value of free shares awarded to employees cannot exceed (GBP)3,000. For 2003, the SIP will replace the Approved Profit Sharing Scheme ("APSS") under which tax-favoured share awards have been made in 2002 and previous years. The value of share awards under these schemes is dependent on the Company's profits. Both the APSS and the SIP operate within specific tax legislation. Any payment made under the SIP together with any amount payable under the short term cash bonus scheme may not exceed 75% of salary.

      The Remuneration Committee is satisfied that these schemes constitute a well considered overall plan for Executive Directors' and senior executives' long-term remuneration. These schemes are kept under regular review, to take account of changing circumstances. Bonus and share incentive scheme payments are not taken into account for pension purposes.

Pension benefits

      Each of the Executive Directors participates in the Northern Rock Pension Scheme, a contributory pension scheme which provides a pension of up to two-thirds of pensionable salary on retirement, dependent upon service. The scheme also provides for dependants' pensions and lump sums on death in service of four times basic salary. This pension and life assurance is provided from the scheme (to the extent permitted by legislation) and otherwise from separate arrangements.

      The normal retirement age under the pension scheme is 60 which enables members to achieve the maximum pension of 2/3rds of their salary at normal retirement age after 40 years service.

      For death before retirement whilst in service, a capital sum equal to four times the annual rate of basic earnings excluding Director's fees is payable plus a return of member's contributions. In addition, a pension of 50% of the member's prospective pension at the age of 60, based on pensionable earnings at death, is payable to a surviving spouse providing the couple were married before retirement. On death before retirement after leaving the scheme a benefit of 50% of the member's deferred pension, re-valued to the date of death, is payable to a surviving spouse. For death in retirement, a spouse's pension of 50% of the member's pre-commutation pension is payable. In certain circumstances a children's allowance is payable, usually up to the age of 18 (or up to the age of 21 if they are remain in full-time education).

      Subject to the Trustees' approval, early retirement may be granted from the age of 50, or at any age due to ill-health. The pension is calculated at the date of retirement based on accrued pensionable service and final pensionable earnings at that date. The pension will then be actuarially reduced to take account of early payment by an amount of 0.25% for each complete month before normal retirement date. The Company and the Trustees have agreed that if Mr Applegarth or Mr Baker (having attained age 55) retire with the consent of the Company they will receive immediate payment of their accrued pension without the application of an actuarial reduction. If Mr Applegarth or Mr Baker elect to retire after attaining the age of 55 without the consent of the Company they will receive an immediate pension being the accrued deferred pension reduced by 3% for each year or proportionate part thereof by which retirement precedes age 60.

      Post retirement increases to pensions arising from membership of the defined benefit scheme are guaranteed each year at the rate of 3% per annum compound, subject to any guaranteed minimum pension. Pension benefits accrued after 5 April 1997 are guaranteed to increase in line with inflation, to a maximum of 5% per annum.

      In addition to the normal scheme increases, and subject to the Fund having adequate resources, the Trustees may award further discretionary increases each April.

      Members of the scheme have the option to pay additional voluntary contributions to secure additional benefits within regulatory limits, to which the Company does not contribute.

      The Company also operates an unapproved unfunded arrangement for Mr Bennett (which is provided for in the Company's accounts and maintains pension entitlement from previous employment) to provide additional benefits to the main scheme. The unfunded arrangement is designed to ensure that the individual (or his spouse) will receive the level of pension benefit in respect of his eligible earnings in excess of the pensions "earnings cap", currently (GBP)97,200 per annum, which are not pensioned by the Northern
Rock

Pension Scheme. Mr Bennett contributes 5% of his basic salary including those earnings in excess of the earnings cap. Mr Bennett's pension will accrue at the rate of 1/36th of pensionable earnings for each year (and pro rata for each part year) of pensionable service from 1 November 1993 (date joined pension scheme). In addition, all pension calculations shall include pensionable service brought forward from previous employers of 19 years 5 months at a rate of accrual of 1/60th per annum and 5 years 1 month at a rate of accrual of 1/36th per annum.

      The total of the pension provided for Mr Bennett at normal retirement date or at any age after his 55th birthday, where the retirement is by mutual consent or at the Company's request, shall be the maximum of two thirds of his uncapped final pensionable earnings. If retirement occurs between the ages of 50 to 60 without the consent of the Company, he may elect to receive an immediate pension being the accrued deferred pension with a maximum of two thirds of his uncapped final pensionable earnings reduced by 3% for each year (and proportionate for each part thereof) by which retirement precedes age 60. The aggregate of pension increases to be provided whether in deferment or in payment shall be the greater of 5% per annum or RPI if less, subject to any guaranteed minimum pension and the increases as granted by the Trustees of the scheme inclusive of any discretionary increases.

      Should Mr Bennett die in service or in receipt of benefits under the Company's Permanent Health Insurance Scheme prior to age 60, a lump sum shall be paid of four times his earnings at death plus a return of his contributions. In addition, if he leaves a surviving spouse she shall receive a pension of four ninths of his uncapped final pensionable earnings. Any child or children under the age of 25 receiving full-time education would receive an allowance of one half of the entitlement of the surviving spouse. Should Mr Bennett die whilst in receipt of a pension prior to his attainment of age 60, a lump sum of four times his earnings at retirement shall be payable. On death in receipt of a pension, any surviving spouse would receive a pension of two thirds of the pension Mr Bennett would have been receiving at death, ignoring any pension commuted for a tax free cash sum.

      Any income tax or other related tax due on Company's contribution to the unfunded arrangement which, under an uncapped arrangement, would not have been paid by Mr Bennett, will be borne by the Company up to two thirds of the contribution amount. In addition, any income tax or related tax due on the cash sum commutation will be borne by the Company up to two thirds of the commutation amount.

Benefits in kind

      Each Executive Director is provided with company car and medical insurance benefits. Each Executive Director was, as an employee of Northern Rock Building Society, entitled to participate in a concessionary mortgage scheme at the discretion of the Board. No further new loans may be made under the scheme following conversion to plc status, but existing loans are not affected.

Policy on Executive Directors' service contracts

      Each Executive Director's service contract can be terminated by 12 months' notice given to the Executive Director at any time. Each Executive Director can terminate his employment by giving 6 months' notice. All of the Executive Director's contracts may be terminated immediately by Northern Rock either with the payment of liquidated damages equal to 12 months' salary and the value of benefits (including the previous year's accrued bonus) or a payment in lieu of notice equal to such amount. Each Executive Director would, in the event of a change of control of Northern Rock, be entitled to terminate his employment and receive a liquidated damages payment calculated on the same basis.

Performance graph

      This performance graph set out below illustrates the Company's Total Shareholder Return performance over the preceding five years, 1998 to 2002, compared with that of the FTSE 100 Index and the FTSE 350 Index and has been prepared in accordance with the Regulations. The FTSE 100 Index has been included for comparison purposes, because the company has been a constituent of this index since September 2001.

[GRAPHIC OMITTED]

Service contracts

      Mr Applegarth is employed under a service contract with the Company dated 1 March 2001. Mr Applegarth's current annual salary is (GBP)525,000, and he is entitled under the contract to participation in the Company's bonus scheme, a company car (or allowance in lieu), membership of the Company's pension scheme, life assurance cover equal to four times salary, permanent health insurance, private medical insurance cover and the continuation of a mortgage at a concessionary rate (which was granted before the Company's conversion to plc status). Mr Applegarth's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Applegarth. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

      (i) the salary Mr Applegarth would have received during the notice period;

      (ii) the value of the bonus Mr Applegarth would have been entitled to receive during the notice period calculated by reference to the annual bonus paid in respect of the preceding financial year; and

      (iii) the annual cost to the Company of providing pension and all other benefits to which Mr Applegarth is entitled under his contract.

      In addition, Mr Applegarth may elect to terminate the contract on one month's notice given within six months following a change of control of the Company. In these circumstances, Mr Applegarth would become entitled to a lump sum payment equal to the aggregate of:

      (i)     100 per cent of basic annual salary;

      (ii) the amount of annual bonus paid in respect of the preceding financial year; and

      (iii) the annual cost to the Company of providing pension and all other benefits specified in his service contract.

      Mr Bennett is employed under a service contract with the Company dated 26 August 1997, which was amended by a supplemental agreement dated 12 March 1998. Mr Bennett's current annual salary is (GBP)350,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth, save that Mr Bennett is entitled to special pension arrangements which are described on page 101 below. Mr Bennett's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Bennett. The Company may at its discretion elect to terminate the contract early by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Applegarth's post-change of control liquidated damages entitlement.

      In the event of a change of control of the Company, Mr Bennett may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

      Mr Baker is employed under a service contract with the Company dated 26 August 1997, which was amended by a supplemental agreements dated 12 March 1998 and 1 July 1999. Mr Baker's current annual salary is (GBP)350,000. He is entitled to the same benefits as those specified above in relation to Mr Applegarth (save that Mr Baker has repaid the mortgage awarded to him before the Company's conversion to plc status, and is not entitled to a further mortgage on concessionary terms). Mr Baker's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr Baker. The Company may elect to terminate the contract by making a payment of liquidated damages calculated in the manner set out above in relation to Mr Applegarth. In the event of a change of control of the Company, Mr Baker may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr Applegarth.

Remuneration of Non-Executive Directors

      The remuneration of the Chairman and other Non-Executive Directors is determined by the Board as a whole on the basis of external independent advice. With effect from January 2003:

      (i) the annual fee payable to the Non-Executive Directors has been increased from(GBP)27,500 to(GBP)28,500;

      (ii) the maximum supplement in respect of Committee membership fees of (GBP)5,000 has been replaced by a fee of (GBP)2,500 per membership of each of the Audit, Risk and Remuneration Committees;

      (iii) where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable to him has been increased from
              (GBP)10,000 to (GBP)12,500;

      (iv) the Deputy Chairman is entitled to (GBP)12,500 for each Committee chairmanship, in addition to his annual fee of
              (GBP)49,500; and

      (v) the Chairman's annual fee was increased from(GBP)130,000 to(GBP)150,000.

      The Chairman and Non-Executive Directors serve the Company under letters of appointment all of which are dated 6 January 2003, which are terminable by the Company at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from the Group and it is the Group's policy that they do not participate in bonus, incentive or pension schemes. However, Non-Executive Directors appointed prior to 1994 (see below) are deferred members of a non-contributory pension scheme established by Northern Rock Building Society under which pension entitlement accrued for each complete year of qualifying service subject to a maximum of 60% of qualifying fees. This scheme ceased to accrue benefits to deferred members after 30 June 1997.

Directors' individual remuneration

      Details of Directors' individual remuneration is set out below:

Non-Executive Directors                               2002            2001
                                                   (GBP)000       (GBP)000
Sir John Riddell, Bt.(Chairman)*                        130            110
Dr MW Ridley (Deputy Chairman)                           50             50
Sir David Chapman, Bt.                                   32             32
Sir Ian Gibson (appointed 10 September 2002)             10              -
N Pease                                                  32             32
Sir George Russell*                                      38             38
D Wanless (appointed 1 March 2000)                       32             32
The Lord Howick of Glendale* (retired 24 April 2001)      -              9
HR Hutton* (retired 24 April 2001)                        -             12
JS Ward (retired 24 April 2001)                           -             11
-------------------------------------------------------------------------------
                                                        324            326
-------------------------------------------------------------------------------


* Non-Executive Directors appointed prior to 1994 are deferred members of a non-contributory pension scheme established by Northern Rock Building Society under which pension entitlement accrued for each complete year of qualifying service subject to a maximum of 60% of qualifying fees. For years of service after 30 June 1997, entitlement to pension benefits no longer accrue.

Executive Directors             Chief Executive    Chief Operating     Group Finance    Former Chief
                                                           Officer          Director       Executive

                                             AJ                 DF                RF              LP
                                     Applegarth              Baker           Bennett            Finn         Total
2002                                   (GBP)000           (GBP)000          (GBP)000        (GBP)000      (GBP)000
Salaries and fees                           425                315               315               -         1,055
Bonus                                       319                236               236               -           791
-------------------------------------------------------------------------------------------------------------------
Total remuneration                          744                551               551               -         1,846
Non cash benefits                            15                 10                15               -            40
-------------------------------------------------------------------------------------------------------------------
Total emoluments                            759                561               566               -         1,886
-------------------------------------------------------------------------------------------------------------------

2001
Salaries and fees                           343                275               279              62           959
Bonus                                       185                144               144               -           473
-------------------------------------------------------------------------------------------------------------------
Total remuneration                          528                419               423              62         1,432
Non cash benefits                            12                 12                15              14            53
-------------------------------------------------------------------------------------------------------------------
Total emoluments                            540                431               438              76         1,485
-------------------------------------------------------------------------------------------------------------------


      AJ Applegarth was appointed Chief Executive on 1 March 2001.

      LP Finn retired as Chief Executive on 28 February 2001. In addition to the above, in 2001 he received a termination payment of (GBP)522,341, being an amount equal to his contractual entitlements for the remaining ten months of 2001.

      There were no payments by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services.

      There were no amounts paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that was chargeable to UK income tax.

      The non-cash elements of the Executive Directors' remuneration packages consist of the provision of company car, life assurance, permanent health insurance and private medical insurance benefits.

Bonus matching plan

      Details of the Ordinary Shares over which the Directors (including former Directors) have conditional rights under the Bonus Matching Plan by year of grant as follows:

Rights Under Bonus Matching Plan

                             Date     Rights held       Rights           Market        Rights       Rights       Date of
                          granted      under Plan      Granted         Price of      released         held        end of
                                               at       during           rights        during   under Plan    qualifying
                                        31 Dec 01         2002       granted on          2002           at        period
                                                                        date of                  31 Dec 02
                                                                          grant
                                                                          (GBP)
A J Applegarth         Feb 99                 520            -             4.80         (520)            -             -
                       Jan 00               3,240            -             3.13             -        3,240        Jan 03
                       Feb 01              18,663            -             4.65             -       18,663        Feb 04
                       Jan 02                   -       23,723             6.66             -       23,723        Jan 05

D F Baker              Feb 99                 520            -             4.80         (520)            -             -
                       Jan 00               3,240            -             3.13             -        3,240        Jan 03
                       Feb 01              19,658            -             4.65             -       19,658        Feb 04
                       Jan 02                   -       21,621             6.66             -       21,621        Jan 05

R F Bennett            Feb 99               1,563            -             4.80       (1,563)            -             -
                       Jan 00               6,922            -             3.13             -        6,922        Jan 03
                       Feb 01              22,273            -             4.65             -       22,273        Feb 04
                       Jan 02                   -       21,621             6.66             -       21,621        Jan 05
L P Finn               Feb 99               3,125            -             4.80       (3,125)            -             -
(Former Director)      Jan 00              10,650            -             3.13                     10,650        Jan 03
                       Feb 01              35,433            -             4.65                     35,433        Feb 04

      The cost of these awards is being charged to the profit and loss account over the three year period to which they relate. In 2002 (GBP)301,594 was charged to the profit and loss account (2001 (GBP)183,101).

      Further awards have been granted in January 2003 at (GBP)6.10 per share as follows:

                    A J Applegarth                        52,253
                    D F Baker                             38,728
                    R F Bennett                           38,728

Rights Vested Under Bonus Matching Plan During 2002

                         Number of          Date on     Market price of each    Vesting       Market price
                          ordinary     which rights                 share at       date   of each share at
                            shares          awarded               award date                  vesting date
                                                                       (GBP)                          (GBP)

A J Applegarth                 520           Feb 99                     4.80     Feb 02               6.66

D F Baker                      520           Feb 99                     4.80     Feb 02               6.66

R F Bennett                  1,563           Feb 99                     4.80     Feb 02               6.66

L P Finn                     3,125           Feb 99                     4.80     Feb 02               6.66
(Former Director)

      Further awards have vested in January 2003 at (GBP)6.10 per share as follows:

                    A J Applegarth                         3,240
                    D F Baker                              3,240
                    R F Bennett                            6,922
                    L P Finn (former Director)            10,650

      There were no variations made in the terms and conditions of the Bonus Matching Plan interests during 2002. With effect from January 2003 beneficial ownership of the matching shares will transfer to the participant on the grant of an award.

      The value of the bonus matching award is derived from the annual bonus criteria (relating to the year on year increases in the Group's pre-tax profit on ordinary activities) and is therefore dependent on corporate performance. The release of bonus matching share awards at the end of the three year restricted period is not dependent on the satisfaction of a further performance condition.

Deferred share scheme

      Details of the Ordinary Shares over which the Directors have conditional rights under the Deferred Share Scheme by year of grant are as follows:

                    Date of      Rights under    Rights      Market      Rights      Rights      Date of
                      grant     the scheme at   granted    price of    released   under the       end of
                                    31 Dec 01    during        each      during   scheme at   qualifying
                                                   2002    share on        2002   31 Dec 02       period
                                                            date of
                                                              grant
                                                              (GBP)
A J Applegarth      Feb 01         19,658          -         4.65         -        19,658      Feb 04
                    Jan 02            -         27,778       6.66         -        27,778      Jan 05

D F Baker           Feb 01         19,658          -         4.65         -        19,658      Feb 04
                    Jan 02            -         21,622       6.66         -        21,622      Jan 05

R F Bennett         Feb 01         22,273          -         4.65         -        22,273      Feb 04
                    Jan 02            -         21,622       6.66         -        21,622      Jan 05

      The cost of these awards is being charged to the profit and loss account over the three year period to which they relate. In 2002 (GBP)310,006 was charged to the profit and loss account (2001 (GBP)150,384).

      Further awards have been granted in January 2003 at (GBP)6.10 per share as follows:

                    A J Applegarth                        52,254
                    D F Baker                             38,730
                    R F Bennett                           38,730

      As part of his termination arrangements former Chief Executive L P Finn received a payment of (GBP)164,769 on account of his contractual deferred share bonus entitlement for 2001. No further payments were made in 2002.

      No rights were released during 2002 and there were no variations made in the terms and conditions of the scheme interests during 2002.

      The value of any deferred share award is derived from annual bonus criteria (relating to year on year increases in the Group's pre-tax profits on ordinary activities) and is therefore dependent on corporate performance. The release of deferred share awards at the end of the three year restricted period is not dependent on satisfaction of a further performance condition.

Long term incentive plan

      Details of the Ordinary Shares over which the Directors have conditional rights under the Long Term Incentive Plan by year of grant are as follows:

Rights Under Long Term Incentive Plan

                           Date   Rights held     Rights        Market      Rights      Rights   Rights held          Date of
                        granted    under plan    granted      price of      lapsed    released    under plan           end of
                                           at     during          each      during      during            at      performance
                                    31 Dec 01       2002      share on        2002        2002     31 Dec 02           period
                                                               date of
                                                           grant (GBP)
A J Applegarth           Feb 99        38,311          -         4.855     (22,412)    (15,899)            -                -
                         Jan 00        62,025          -          3.16           -           -        62,025           Jan 03
                         Feb 01        44,516          -          4.65           -           -        44,516           Feb 04
                         Jan 02             -     63,814          6.66           -           -        63,814           Jan 05

D F Baker                Feb 99        38,311          -         4.855     (22,412)    (15,899)            -                -
                         Jan 00        62,025          -          3.16           -           -        62,025           Jan 03
                         Feb 01        44,516          -          4.65           -           -        44,516           Feb 04
                         Jan 02             -     47,297          6.66           -           -        47,297           Jan 05

R F Bennett              Feb 99        44,490          -         4.855     (26,027)    (18,463)            -                -
                         Jan 00        70,443          -          3.16           -           -        70,443           Jan 03
                         Feb 01        50,436          -          4.65           -           -        50,436           Feb 04
                         Jan 02             -     47,297          6.66           -           -        47,297           Jan 05

L P Finn                 Feb 99        71,267          -         4.855     (41,691)    (29,576)            -                -
(Former Director)        Jan 00        75,210          -          3.16           -           -        75,210           Jan 03
                         Feb 01        26,746          -          4.65           -           -        26,746           Feb 04


Rights Vested During 2002

                       No. of Ordinary        Date on which            Market Price of    Vesting date         Market Price of
                                Shares               rights              each share at                           each share at
                                                    awarded                 award date                            vesting date
                                                                                 (GBP)                                   (GBP)
A J Applegarth                  15,899               Feb 99                      4.855          Feb 02                    6.76

D F Baker                       15,899               Feb 99                      4.855          Feb 02                    6.76

R F Bennett                     18,463               Feb 99                      4.855          Feb 02                    6.76

L P Finn                        29,576               Feb 99                      4.855          Feb 02                    6.76
(Former
Director)

      The cost of conditional awards is charged to the profit and loss account over the three year performance period to which they relate after taking account of the probability of performance criteria being met. In 2002
(GBP)918,168 was charged to the profit and loss account (2001
(GBP)1,629,632).

      Rights lapsed during 2002 represent awards granted in 1999 which matured in February 2002 which led to the release to participants of 41.5% of shares originally awarded, the remaining 58.5% of ordinary shares have lapsed.

      The gross awards granted in 2000 shown above, matured in January 2003 and led to the release at (GBP)6.10 per share of 100% of shares originally awarded. Subject to the performance criteria being met, other awards may be exercised during the three month period commencing on the third anniversary of the award dates. The awards will lapse if they are not exercised during these times.

      Further awards have been granted in January 2003 at (GBP)6.10 per share as follows:

                  A J Applegarth                 86,066
                  D F Baker                      57,377
                  R F Bennett                    57,377

      In 2001 as part of his termination arrangements Mr L P Finn, the former Chief Executive, received a payment of (GBP)150,000 on account of his LTIP entitlement. The number of shares released to Mr L P Finn on maturity of the 1999 awards has been reduced accordingly to take account of this. No further reduction is required from January 2000 and February 2001 awards. The number of shares under Mr L P Finn's outstanding awards was scaled down in accordance with the plan rules on his retirement in February 2001 to reflect the proportion of the performance period for which he was in service. Following this reduction the number of shares which vest on maturity is calculated on the same basis as for other participants.

      There were no variations made in the terms and conditions of the plan interests during 2002. The number of shares comprised in an award is calculated by reference to a percentage of salary. Shares may only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. Performance is measured over a three year period on the basis of Total Shareholder Return, comparing the Company's performance to that of the other companies in the FTSE 350 Index at the date of the award. See page 93 for further details.

Pensions

      Set out below are details of the pension benefits to which each of the Executive Directors is entitled.

                                                         Transfer value   Transfer value of             Increase /
                   Additional accrued         Accrued        of accrued             accrued          (decrease) in
                   benefits earned in  entitlement at    entitlement at   entitlement at 31    transfer value less
                             the year       31 Dec 02         31 Dec 02              Dec 01             Directors'
                                (GBP)           (GBP)             (GBP)               (GBP)          contributions
                                                                                                             (GBP)
AJ Applegarth                  31,714         135,764           614,608             665,017               (71,659)

DF Baker                       24,688         152,967         1,065,663           1,258,470              (208,557)

RF Bennett                      2,880          69,660           877,604             902,152               (29,386)



                   Additional accrued benefits earned in the      Transfer value of increase in accrued benefits
                                  year (excluding inflation)            less Directors' contributions (excluding
                                                       (GBP)                                          inflation)
                                                                                                           (GBP)

AJ Applegarth                                         29,945                                             120,385

DF Baker                                              22,507                                             148,624

RF Bennett                                             1,745                                              16,846



      The accrued entitlement is the amount that the Director would receive if he retired at the end of the year. The increase in the accrued entitlement is the difference between the accrued benefit at the year end and that at the previous year end. The Listing Rules also require this to be disclosed excluding inflation.

      All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Directors' pension benefits. They do not represent the sums payable to individual directors and, therefore, cannot be added meaningfully to annual remuneration.

      The increase in the transfer value less Directors' contributions is the increase in the transfer value of the accrued benefits during the year after deducting the Director's personal contributions to the scheme.

      The transfer value of the increase in accrued benefits, required by the Listing Rules, discloses the current value of the increase in accrued benefits (excluding inflation) that the Director has earned in the period, whereas the change in his transfer value, required by the Companies Act, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued benefits that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued entitlement earned in the year.

      Arising from Mr Bennett's unfunded arrangement (in addition to the Company's scheme benefit set out in the table above) he has an estimated accrued annual entitlement at 31 December 2002 of (GBP)140,340. This is based on his total pensionable service of 9 years 2 months and his pensionable service of 19 years 5 months at the rate of accrual of 1/60th per annum and 5 years 1 month at the rate of accrual of 1/36th and his pensionable earnings above the earnings cap. The contributions cost during the year in respect of this unfunded arrangement amounted to (GBP)67,660 for the Company and (GBP)10,910 for Mr Bennett.

Directors' interests in shares

      The following Directors held a beneficial interest in the Company's Ordinary Shares:-


                                                                                           Contingent Interests


                                                At            At             At            At            At             At
                                         25 Feb 03     31 Dec 02      31 Dec 01     25 Feb 03     31 Dec 02      31 Dec 01


Non-Executive Directors

Sir John Riddell, Bt                        10,000        10,000         10,000             -             -              -

Dr M W Ridley                               12,200        12,200         12,200             -             -              -

Sir David Chapman, Bt                        5,620         5,620          5,620             -             -              -

Sir Ian Gibson (appointed 10                 2,000         2,000              -             -             -              -
September 2002)

N Pease                                      8,350         8,350          8,350             -             -              -

Sir George Russell                          36,755        36,755         36,755             -             -              -

D Wanless                                   20,500        20,500         20,500             -             -              -

Executive Directors

A J Applegarth                             113,061        38,890         26,583       388,725       263,417        186,933

D F Baker                                   90,765        39,659         28,605       309,207       239,637        187,928

R F Bennett                                 92,328        48,635         40,159       320,357       262,887        218,400


      Contingent interests represent Ordinary Shares over which the Directors have conditional rights under the Bonus Matching Plan, the Deferred Share Scheme and the Long Term Incentive Plan which is subject to stringent performance criteria being met as described above. Contingent interests on 25 February 2003 includes awards made since 31 December 2002 under the Bonus Matching Plan, the Deferred Share Scheme and the Long Term Incentive Plan for periods commencing on or after 1 January 2003.

Directors' share options

      Movements in options to subscribe for Ordinary Shares in the Company in which the Directors have an interest during the period 1 January 2002 to 31 December 2002 are as follows:


                             Option Type          At    Exercised   Exercise            At    Date from    Expiry date
                                           31 Dec 01      in 2002      Price     31 Dec 02        which
                                                                           (GBP)                  first
                                                                                            exercisable

AJ Applegarth         Sharesave Scheme 2       7,848            -       2.15         7,848     1 May 05       1 Nov 05
                     Share Option Scheme       4,854                    6.18         4,854     1 Jun 01       1 Jun 08
                                                                                                      -              -

D F Baker             Sharesave Scheme 2       7,848            -       2.15         7,848     1 May 05       1 Nov 05
                     Share Option Scheme       4,854                    6.18         4,854     1 Jun 01       1 Jun 08

R F Bennett           Sharesave Scheme 2       4,505            -       2.15         4,505     1 May 03       1 Nov 03
                     Share Option Scheme       4,854                    6.18         4,854     1 Jun 01       1 Jun 08

L P Finn             Share Option Scheme       4,854      (4,854)       6.18             -            -              -
(Former
Director)


      In accordance with the rules of the Employee Share Option Scheme following his retirement in February 2001, the former Chief Executive Mr L P Finn was entitled to exercise his options during the 12 months commencing from his retirement date. On 25 January 2002 4,854 options were exercised at
(GBP)6.83 per share, resulting in a gain of (GBP)3,155, being the difference between the market value of the shares at the date of exercise and the option price of (GBP)6.18.

      For each unexercised option at the end of the year, the market price of each share at 31 December 2002 was (GBP)6.60, the highest market price during the year was (GBP)7.40 (28 May) and the lowest market price during the year was (GBP)5.73 (24 July).

      The specific individual interests of Executive Directors are shown in the tables above. In addition the Directors are deemed to have an interest in shares held by Trusts for various executive and other employee share schemes at 31 December 2002 as follows:

     (i) Northern Rock Employee Trust holds 5,817,922 shares (31 Dec 01 - 3,451,466 shares); and

     (ii) Northern Rock Qualifying Employee Share Ownership Trust holds 3,334,182 shares (31 Dec 01 - 2,808,182 shares)

      No Executive Director option terms were varied during 2002 and no price was paid for any of the options in the table, other than the all employee Save As You Earn Scheme, where each Director pays (GBP)250 per month.

      Options listed in the table above are Inland Revenue approved schemes and do not have any performance conditions.

                                   Employees

Employees

      The average number of persons employed by Northern Rock and its subsidiaries during the last three years is set forth below:


                                                                         Full Time                     Part Time
                                                                         Employees                     Employees
                                                               -----------------------------  ---------------------------
                                                                 2002      2001      2000      2002      2001      2000
                                                               -------   -------    ------    ------    ------    ------
Northern Rock core businesses.................................. 3,020     2,757      2,441      792      619       572
Subsidiaries:
     administration............................................  --        --         12        --       --        --
     direct....................................................  --        --         629       --       --        616
                                                               -------   -------    ------    ------    ------    ------
Total   ....................................................... 3,020     2,757      3,082      792      619      1,188
                                                               =======   =======    ======    ======    ======    ======

          ITEM 7. Major Shareholders and Related Party Transactions


                              Major Shareholders

      Northern Rock is not directly or indirectly owned or controlled by another corporation or any foreign government. At December 31, 2002, no person was known by the Group to be the beneficial owner of more than 5% of the voting securities of Northern Rock.

      At December 31, 2002, The Northern Rock Foundation held 74.4 million Foundation Shares which carry no rights to dividends but rank pari passu with the ordinary shares in respect of other distributions and in the event of a winding up. Each Foundation Share carries the right to be converted into one Ordinary Share upon the occurrence of certain events, including when (i) an offer is made to some or all of the holders of Ordinary Shares which constitutes a takeover offer to acquire the whole or any part of the issued ordinary share capital of Northern Rock and (ii) the right to cast more than 50 percent of the votes which may ordinarily be cast on a poll at a general meeting becomes unconditionally vested in the offeror. For a further description of the Foundation Shares, see Item 9 of this report, "The Offer and Listing - The Foundation Shares".

      At May 20, 2003, 58,388 Ordinary Shares were held by U.S. registered holders and, based upon the share register, 121 U.S. persons were registered holders of the Ordinary Shares.


                          Related Party Transactions

      At the end of the year the aggregate amounts outstanding in relation to loans from and other credit transactions with Northern Rock from Directors, their connected persons and Officers, and the number of persons concerned, were as follows:

                                       Directors              Officers
                                 ---------   ---------   ---------  ---------
                                  2002          2001       2002        2001
                                 ---------   ---------   ---------  ---------
     Number of persons...........   6             6         12          13
     Aggregate amount............(GBP)1.5m   (GBP)1.8m   (GBP)1.9m  (GBP)1.8m


      Northern Rock's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended December 31, 2002, amounted to
(GBP)16.3 million, as compared to (GBP)14.8 million for the year ended December 31, 2001. At December 31, 2002, the commitment in respect of amounts not yet paid was (GBP)8.7 million as compared to (GBP)7.8 million for the year ended December 31, 2001.

      Except for contribution to The Northern Rock Foundation, the Company has made no promotional and benevolent donations to organizations in which certain Directors and their connected persons hold positions of influence such as directors, trustees and governors.

      Northern Rock has mortgage loans outstanding from its related companies. Movements in these loans and provisions in respect of them during the year were as follows:

     Cost:                                                    (GBP)m
     At January 1, 2002 and December 31, 2002..........        0.1

     Provisions:
     At January 1, 2002 and December 31, 2002..........        0.1

     Net book amount:
                                                       --------------------
     At December 31, 2002 and December 31, 2001........        --
                                                       ====================

      Northern Rock plc is a listed company and its shares are held by a large number of investors. No investor acting individually has the ability to control the activities of Northern Rock. Consequently it is considered that there is no ultimate controlling party as defined in FRS 8, 'Related Party Transactions'.

                        ITEM 8. Financial Information

Consolidated Statements and Other Financial Information

      See Item 3 and Item 18 herein for consolidated financial information regarding the Group. There has not been any significant change in the consolidated financial statements of the Group since December 31, 2002.

Legal Proceedings

      Northern Rock and its subsidiaries are party to various legal proceedings in the ordinary course of business, the ultimate resolutions of which are not expected to have a material adverse effect on the business, financial position or results of operations of the Group.

                        ITEM 9. The Offer and Listing


                         Nature of the Trading Market

      Northern Rock's Ordinary Shares are listed and trade only on the London Stock Exchange.

      Currently there is no trading market in the United States for the Ordinary Shares.


                      Historical Share Price Information

      The following table shows the high and low sales prices for the Ordinary Shares during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange for each business day during the calendar quarters indicated:

                                            Ordinary Shares
                                              of 25p each
                             ---------------------------------------------
                                 High           Low            Volume
                             -----------    -----------      -------------
      2003                         p             p
      May                        770.00       698.00           53,468,000
      April                      774.50       666.50           64,861,500
      March                      691.50       605.00           68,479,800
      February                   680.00       615.00          107,461,800
      January                    672.00       568.00           65,948,100
      2002
      Fourth Quarter             724.50       604.00          187,658,400
      Third Quarter              733.00       573.00          178,416,100
      Second Quarter             740.00       635.00          115,148,600
      First Quarter              712.50       631.00          102,125,400
      2001
      Fourth Quarter             637.50       527.00          146,591,700
      Third Quarter              641.00       485.00          102,103,900
      Second Quarter             589.00       498.00           86,375,200
      First Quarter              514.50       432.00          116,769,800
      2000
      Fourth Quarter             460.00       400.00           46,643,600
      Third Quarter              412.00       290.50           94,266,000
      Second Quarter             365.50       308.25           69,337,300
      First Quarter              381.50       265.00           91,634,900
      1999
      Fourth Quarter             440.00       373.00          104,498,100
      Third Quarter              500.00       412.25           84,230,200
      Second Quarter             610.00       478.00           71,518,800
      First Quarter              578.00       451.00           73,396,900

                       ITEM 10. Additional Information


                      Description of the Ordinary Shares

      As of December 31, 2002, Northern Rock had 614.0 million Ordinary Shares having a nominal value of 25 pence each (the "Ordinary Shares") authorized and
421.2 million Ordinary Shares outstanding. All of the existing Ordinary Shares are in registered form. As of December 31, 2002, Northern Rock also has issued and outstanding 74.4 million Foundation Shares which are convertible into Ordinary Shares upon the occurrence of certain events as described below.

Dividends and other Distributions.

      All dividends on the Ordinary Shares shall be declared and paid according to the amounts paid up on the ordinary shares (otherwise than in advance of calls) but no dividend shall be declared in excess of the amount recommended by the Board of Directors of Northern Rock. The Board of Directors of Northern Rock may from time to time pay in respect of the Ordinary Shares such interim dividends as appear to the Board be justified by the financial position of Northern Rock. There are no fixed dates on which entitlement to dividends arises on the Ordinary Shares.

Voting Rights

      Each holder of Ordinary Shares is entitled to attend and vote at any general meeting of Northern Rock unless any calls or other sums presently payable by him/her in respect of such shares have not been paid. Subject to disenfranchisement in the event of non-compliance with a notice requiring disclosure as to beneficial ownership and subject to any rights or restrictions attached to any shares, on a show of hand every shareholder who (being an individual) is present in person or (being a corporation) is present by a duly authorized representative shall have one vote. A proxy appointed by a shareholder who holds shares pursuant to a nominee facility to which Northern Rock is party shall on a show of hands also have one vote. On a poll every shareholder who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorized representative or by proxy shall have one vote for every share of which he/she or it is the holder.

Variation of Share Capital and Rights

      Subject to the rights attaching to the Foundation Shares (discussed below), Northern Rock may by ordinary resolution increase its share capital, consolidate and divide all or any of its shares into shares of larger amounts and, subject to the provisions of the Companies Act 1985, sub-divide its shares into shares of smaller amounts or cancel shares which have been taken or agreed to be taken by any person. Subject to the provisions of the Companies Act 1985 and to the rights attaching to the Foundation Shares, Northern Rock may by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

      Subject to the provisions of the Companies Act 1985, the rights attached to any class of shares (including the Foundation Shares) may be varied or abrogated with the consent in writing of the holders of three quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class.

Liquidation Rights

      In the event of a winding-up, the surplus assets of Northern Rock available for distribution among the shareholders shall be divided between the holders of the Ordinary Shares and, if the Foundation Shares are outstanding and have not converted into Ordinary Shares, the Foundation, according to the respective number of Ordinary Shares held or, in the case of the Foundation, deemed held by them and in accordance with the provisions of the Companies Act 1985. The liquidator may, with the sanction of an extraordinary resolution of Northern Rock and subject to any other sanction of the Insolvency Act 1986, divide among the shareholders in the whole or any part of the assets of Northern Rock.

Pre-emptive rights

      The provisions of Section 89(1) of the Companies Act 1985 (which confers on shareholders rights of pre-emption in respect of the allotment or equity securities which are, or are to be, paid up wholly in cash) apply to the authorized but unissued Ordinary Share capital of Northern Rock.

Redemption provision

      The Articles of Association of Northern Rock do not restrict the repurchase or redemption of shares while dividends are in arrears.

Sinking fund provision.

      The Articles of Association of Northern Rock do not provide for a sinking fund with respect to the Ordinary Shares.

The Foundation Shares.

      The Foundation Shares, all of which are held by The Northern Rock Foundation, are not entitled to participate in the profits of the Northern Rock prior to the occurrence of a Foundation Share Conversion Event (as defined below). Prior to the occurrence of a Foundation Share Conversion
Event: (i) Northern Rock is not permitted to issue Ordinary Shares by way of a capitalization of profits or reserves unless it makes a simultaneous and proportionate bonus issue of Foundation Shares; (ii) Northern Rock is not permitted to make any cash dividend or distribution of any kind which the Board of Directors reasonably determined is "special" or which is not paid or made in the ordinary course, unless a corresponding distribution (in an amount which the Board of the Company determines is appropriate) is made to the Foundation; and (iii) if Northern Rock make any distribution in specie, the Foundation Shares carry the same right to the distribution as the Ordinary Shares. In addition, prior to the occurrence of a Foundation Share Conversion Event, the Foundation Shares are also entitled to be adjusted if certain events occur which would otherwise have a dilutive, concentrative or other similar effect on the Foundation Shares.

      Each Foundation Share carries the right to be converted into one Ordinary Share in the following circumstances (each, a "Foundation Share Conversion Event"): (i) on the date specified by not less than three years' notice in writing given by Northern Rock to The Northern Rock Foundation at any time at least ten years after the vesting date; or (ii) if (a) an offer is made which constitutes a take-over offer under applicable law to acquire the whole or any part of the Ordinary Shares, and (b) the right to cast more than 50 percent of the votes which may ordinarily be cast on a poll at a general meeting becomes unconditionally vested in the offeror. Following a Foundation Share Conversion Event, the Ordinary Shares resulting from the conversion will carry the right to receive all dividends and other distributions on the Ordinary Shares and will rank pari passu in all other respects and form one class with the Ordinary Shares then in issue and fully paid.

      Upon a winding-up of Northern Rock, the Foundation Shares will be treated for the purposes of any distribution of assets of Northern Rock as if they had been converted in Ordinary Shares immediately prior to the commencement of the winding-up.

      At December 31, 2002, Northern Rock plc had authorized share capital divided into 614.0 million Ordinary Shares of par value 25p each and had 421.2 million ordinary shares issued and outstanding.


                    MEMORANDUM AND ARTICLES OF ASSOCIATION

      Northern Rock's Memorandum and Articles of Association are included in
Item 19 of this Report. A description of the material terms of the Memorandum and Articles of Association are described in the following sections of this
Report: Item 10 -- "Description of the Ordinary Shares", and Item 6 -- "Directors, Senior Management and Employees -- Board Practices" and "-- Compensation", and Item 7 -- "Major Shareholders and Related Party Transactions -- Major Shareholders".


                               Exchange Controls

      There are currently no U.K. laws, decrees or regulations which would affect the payment of interest or other payments to holders of the ordinary shares who are not residents of the United Kingdom. There are also no restrictions under the Articles of Association of Northern Rock or under current U.K. laws which limit the right of non-resident or foreign owners to hold the ordinary shares or, to vote, when entitled to do so.


                                   Taxation

      The following is a summary of certain U.S. federal and U.K. tax considerations relevant to the acquisition, ownership and disposition of Ordinary Shares by a holder that is a resident of the United States for purposes of, and is fully entitled to benefits under, the income tax convention between the United States and the United Kingdom (the "Treaty"). A holder entitled to Treaty benefits (an "Eligible U.S. Holder") is defined below.

      For purposes of this summary, the term "Eligible U.S. Holder" means a beneficial owner of an Ordinary Share (and of the dividends paid thereon) that
(i) is an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust (but only to the extent the income derived by the partnership, estate or trust is subject to U.S. taxation as the income of a resident, either in its hands or in the hands of its partners or beneficiaries); (ii) does not control, directly or indirectly, 10% or more of the voting stock of Northern Rock; and (iii) is not subject to one of the limitations on Treaty benefits listed below. Limitations on Treaty benefits apply to, and the term "Eligible U.S. Holder" does not include, a holder (i) that is also resident in the United Kingdom for U.K. tax purposes; or (ii) whose holding of Ordinary Shares is effectively connected with a permanent establishment in the United Kingdom through which it carries on business or with a fixed base in the United Kingdom from which it performs independent personal services. Limitations on Treaty benefits also apply in certain circumstances to, and the term "Eligible U.S. Holder" does not include, a holder that (A) is an investment or holding company, 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individual citizens or residents of the United States; (B) is exempt from federal income tax on dividends received from Northern Rock; or (C) owns 10% or more of the class of shares of Northern Rock in respect of which a dividend is paid. Prospective investors that are not Eligible U.S. Holders should consult their own tax advisers.

      This summary deals only with original purchasers that will hold Ordinary Shares as capital assets, and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, insurance companies, tax-exempt entities, dealers in securities, persons holding Ordinary Shares as a position in a "straddle" for U.S. tax purposes and persons that have a "functional currency" other than the U.S. dollar. Investors should consult their own advisers as to the tax consequences of the purchase, ownership and disposition of Ordinary Shares in light of their particular circumstances, including the effect of any state, local or other national laws.

      The statements regarding U.S. and U.K. tax laws set forth below are based on the Treaty and laws in force on the date hereof, which are subject to change. In this regard, the United States and the United Kingdom have negotiated a new double taxation treaty (the "New Treaty"). The New Treaty must be ratified by both the UK Parliament and the US Senate before it can enter into force. It has been ratified by the UK Parliament, however, it is not known when it will be ratified by the US Senate.

     Dividends

      Northern Rock is not required to withhold tax at source from dividend payments made or from any amount (including any amounts in respect of accrued dividends) distributed on a winding up.

      When Northern Rock pays a dividend, an amount equal to 10/90ths of the amount of the cash dividend is generally allowed as a credit (the "Tax Credit") against the U.K. tax liability of individuals who receive (or who are treated as receiving) the dividend and who are resident in the U.K. for U.K. tax purposes.

      Under the Treaty, an Eligible U.S. Holder is entitled to a payment from the United Kingdom of the Tax Credit to which an individual resident in the U.K. for U.K. tax purposes would have been entitled (the "Tax Credit Amount"). Such payment will be as an additional dividend equal to the Tax Credit Amount and will be subject to a deduction withheld of an amount not exceeding 15% of the sum of the cash dividend and the Tax Credit Amount (the "U.K. Withholding Tax"), but not in excess of the Tax Credit Amount. The Treaty does not exempt any U.S. residents, including U.S. holders of individual tax-exempt retirement plans, from such U.K. Withholding Tax. Accordingly, Eligible U.S. Holders will not receive any actual payment since the actual withholding will equal the Tax Credit Amount. In addition, Eligible U.S. Holders will have no further U.K. tax liability in respect of the dividend.

      Distributions received with respect to the Ordinary Shares (together with the Tax Credit Amount) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations under the Code.

      The amount of any dividend paid in pounds will equal the U.S. dollar value of the pounds received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, regardless of whether converted into U.S. dollars. Foreign currency exchange gain or loss, if any, realized on the sale or other disposition of the pounds will be ordinary income or loss to the U.S. holder.

      The U.K. withholding tax will be treated for U.S. tax purposes as a foreign tax that, subject to generally applicable restrictions and limitations, may be claimed as a credit against the holder's U.S. federal income tax liability or, at the election of the holder, may be deducted in computing taxable income. Holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

     Capital Gains

      A Holder of an Ordinary Share that is not resident (and, in the case of an individual, not ordinarily resident) in the United Kingdom for tax purposes normally will not be liable for U.K. taxation on any capital gain realized on the disposal of an Ordinary Share unless such Holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency and such Ordinary Share is or has been used for the purposes of such trade, profession or vocation or such Ordinary Share is or has been used, or acquired, for purposes of such branch or agency. (The Inland Revenue has published draft legislative proposals, for introduction in the Finance Bill 2003, which broadly replace references to "branch or agency" in the Tax Acts (as defined in section 831 of the Income and Corporation Taxes Act 1988) with references to "permanent establishment" for accounting periods beginning on or after 1st January 2003; in the event that these draft legislative proposals are enacted, references to "branch or agency" in the preceding sentence may need to be read as references to "permanent establishment".)

      Upon the sale or exchange of an Ordinary Share, an Eligible U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the holder's tax basis in the Ordinary Share.

      U.K. stamp duty or stamp duty reserve tax will normally be payable on or in respect of transfers of the Ordinary Shares and accordingly any holder who acquires or intends to acquire Ordinary Shares is advised to consult his own professional advisers in relation to U.K. stamp duty and stamp duty reserve tax.


                             DOCUMENTS ON DISPLAY

      Reports, statements or other information filed by Northern Rock with the Securities and Exchange Commission ("SEC") may be read and copied in the SEC's public reference room in Washington, D.C. Copies of such documents are also available by writing to the SEC and paying a duplicating fee. For further information regarding the SEC's public reference room, the SEC may be telephoned on 1 800 732 0330.

     ITEM 11. Quantitative and Qualitative Disclosures about Market Risk


                           Financial Risk Management

Risk Management

      The management of risk is fundamental to the business of banking and is an integral part of the Group's strategic focus. The Group's risk management structure begins with oversight responsibility by the Board. In fulfilling its task it must ensure that management undertakes the necessary action to identify, measure, monitor and control risks. It does this by agreeing strategic annual operational plans and policy statements. On a regular basis it reviews actual results against budgets, forecasts and other key business measures. The Board has created committees which inter alia assist it to fulfil its risk management functions.

      The Audit Committee reports to the Board on all matters relating to regulatory, prudential and accounting matters affecting the Group. It is also responsible for ensuring that an effective system of internal control is maintained. It receives regular reports on matters within its terms of reference from the External Auditors, the Chief Internal Auditor and the Group Compliance and Risk Management functions.

      The Risk Committee reports to the Board on all significant matters relating to the Group's risk strategy and policies. It is also responsible for reviewing credit risk, interest rate risk, liquidity risk and operational risk exposures as well as capital adequacy.

      The Management Board comprises the Executive Directors and other senior executives. It facilitates the Group's effective operation so that it meets its strategic and operational objectives. Beneath this the Asset and Liability Committee oversees the management and review of the Group's Balance Sheet risk profile together with the Group's liquidity profile.

      The director of Risk works with management to identify and assess the key risk exposures of existing and new business activities and assists business functions to formulate and implement appropriate risk management policies, methodologies and infrastructure. Each business area is responsible for the identification and quantification of their particular operating and credit risk exposures and implementing risk management policies and procedures agreed by the Management Board and the Board.

      Through its normal operations, the Group is exposed to a number of risks, the most significant of which are liquidity, credit, operational and market risk. The Group's approach to managing these risks is set out below.

Liquidity Risk

      Liquidity risk arises from the mismatch in the cashflows generated from on-balance sheet assets and liabilities and the net interest flows on off-balance sheet instruments such as interest rate swaps. The FSA requires the Group to be able to meet its sterling obligations without recourse to the wholesale money market for a period of at least five business days, and the Group measures and manages its cashflow on a daily basis in order to meet this requirement.

      To meet the foregoing requirements, the Board has approved a Liquidity Policy Statement which is compliant with the supervisory framework set by the FSA. Those policies ensure that the Group is able to meet retail deposit withdrawals (either on demand or at contractual maturity), to repay wholesale borrowing as they mature, and to meet current lending objectives. This is achieved by managing a diversified portfolio of high quality liquid assets, and a balanced maturity portfolio of wholesale and retail funds. Longer term funds are raised through Northern Rock's Medium-Term Note programs. Monthly reports are made to the FSA covering sterling liquidity, while for other currencies a series of periodic returns are made covering non-sterling balances and their maturities.

      In addition to approving permissible categories of liquid assets which may be purchased, the Liquidity Policy Statement sets forth approved operational limits and established operational guidelines for managing the Group's liquidity risk. Liquidity levels are monitored daily by the Treasury director and a daily cashflow liquidity report and sterling stock liquidity report are produced by the settlement back office and sent to the Treasurer director. Other daily reports are prepared including, among other things, daily movements, a portfolio analysis and a maturity profile. In addition, a monthly liquidity report is submitted to the Board analyzing the liquid assets and showing the relevant percentages of each type of instrument held by the Group. The Board is required to review the Liquidity Policy Statement on an annual basis.

      The high quality of the liquidity portfolio is reflected by the credit ratings of the counterparties with whom Treasury deal, whereby 93% of counterparty exposures are rated single "A" or better. The residual element of the portfolio is invested mainly in investment grade assets and unrated credits, mainly UK building societies.

      The table below presents an analysis of short-term assets versus short-term liabilities as at December 31, 2002 and 2001.


                                                                                            At December 31,
                                                                                      -----------------------
                                                                                         2002           2001
                                                                                      ----------     --------
                                                                                           ((GBP) millions)
Short-term assets (maturities 1 year or less):
     Cash.....................................................................            10.7           10.5
     Loans and advances to banks..............................................         2,523.5          870.7
     Loans and advances to customers..........................................           875.3          661.1
     Debt securities..........................................................           779.4          656.3
                                                                                      ----------     --------
          Total short-term assets.............................................         4,188.9        2,198.6
                                                                                      ==========     ========

Short-term liabilities (repayable in 1 year or less):
     Deposits by banks........................................................         1,046.7          796.2
     Customer accounts........................................................        15,429.0       13,248.2
     Debt securities in issue.................................................         6,782.7        4,656.7
     Subordinated liabilities.................................................            --             --
     Other liabilities........................................................           393.8          223.2
                                                                                      ----------     --------
          Total short-term liabilities........................................        23,652.2       18,924.3
                                                                                      ==========     ========


      The ratio of short-term assets to short-term liabilities at December 31, 2002 and December 31, 2001, were 17.7% and 11.6%, respectively.

Credit Risk

      Credit risk is the potential risk of financial loss arising from the failure of a customer or counterparty to settle its financial and contractual obligations. Credit risk occurs mainly in the Group's loans and investment assets, and in derivative contracts. Prudent risk management is essential to ensure that the Group's cost advantage is not undermined by poor quality loans. Loss provisions for the year ended December 31, 2002, were (GBP)43.1 million, representing 0.19% of average loans and advances to customers compared with 2001 when loss provisions were (GBP)34.5 million (0.18% of average loans and advances to customers). See "Selected Statistical Information--Allowance for Loan Losses" above.

      The overall day-to-day management of credit risk is delegated to individual business areas. Each business area utilizes various qualitative and quantitative techniques to measure and manage their respective credit risk exposures. The customer loan risk management process incorporates sophisticated credit scoring systems to differentiate the credit risk associated with residential mortgage loans and unsecured loans, both at individual transaction and portfolio levels. Credit exposure limits for corporates and financial institutions are primarily based on the credit ratings assigned by rating agencies. Credit limits are continually monitored and managed to ensure they remain within authorized counterparty credit limits approved by The Management Board. The majority of loans provided by Northern Rock are secured by U.K. residential properties.

      Northern Rock's strategy is also designed to manage the quality of its residential mortgage portfolio as it grows. Accordingly, the Group reviews several key risk factors in managing the portfolio to ensure prudent new lending. Such factors include:

          o Emphasis on next time buyers and remortgage customers relative to first time buyers: In Northern Rock's experience customers who have proven repayment records represent lower risk. Of Northern Rock's gross new residential mortgage lending in 2002, 37% was to next time buyers and 37% to remortgage customers.

          o Loan size: Northern Rock's policy matches maximum loan-to-value ratios ("LTV") with permissible property values. Purchases up to
     (GBP)250,000 attract a maximum LTV of 95%, whereas purchases over
     (GBP)400,000 attract a maximum of 85%. During 2002 only 1% of new residential mortgage advances were over (GBP)500,000.

          o Geographic spread: Distribution channels for new residential mortgage lending are designed to avoid excessive reliance on any one geographic region.

          o Size of loan relative to the value of the property: Northern Rock's current policy is for at least 60% of new residential mortgage lending in any one year to have LTV ratios of 90% or lower.

Operational Risk

      Operational risk is the potential risk of financial loss or impairment to reputation arising from failures in operational processes or the systems that support them. The three main categories of operational risk losses are direct financial losses, indirect losses due to impairment of the Group's reputation, and potential earnings foregone as a result of the lack of operational capability to transact business.

      The Group has identified the following key components of operational risk: core operational capability; people; client relationships; transactional systems; safe custody; technology and processing risk; reconciliation and accounting; new activities; and compliance.

      To minimize operational risk, the Group has developed and will maintain a system of controls commensurate with the characteristics of the business and markets in which the Group operates, best practice principles and regulatory considerations. Business and support function managers are primarily responsible for ensuring effective operational risk management and control within their businesses, particularly in respect of transactional risks. Where appropriate, the Group's General Insurance Manager will arrange suitable cost effective insurance to mitigate or transfer operational risk exposures.

      Where necessary, the Group Management Board will establish a project team, comprising senior business line managers to devise and implement a suitable action plan to mitigate specific operational risk exposures.

Market Risk

      Market risk is the risk that changes in the level of interest rates, the rate of exchange between currencies or the price of securities or other financial contracts, including derivatives, will have an adverse impact on the results of operations or financial condition of the Group. The principal market risks to which the Group is exposed are interest-rate risk and foreign exchange (currency) risk. The principal financial instruments that expose the Group to such risks are loans, deposits, securities, and derivatives, each of which are used for other than trading purposes.

      In order to manage the Group's exposure to market risk, the Board has adopted a policy statement entitled the Balance Sheet Structural Risk Management and Hedging Policy Statement, which sets out the Group's policy regarding managing market risk in the balance sheet and the use of off-balance sheet hedging instruments to manage such risks. The policy statement provides a mechanism for the Board to assess, monitor and manage the current and anticipated interest rate risk, credit risk and currency risk in the balance sheet in line with the Group's overall risk policies.

     Interest rate risk

      The Group offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate risk exposures. Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments (often referred to as basis risk). In addition to interest rate risk positions managed within controlled risk limits within the Group, structural interest rate risk arises in the Group's consolidated balance sheet as a result of fixed rate, variable rate and non interest bearing assets and liabilities. Exposure to interest rate movements arises when there is a mismatch between interest rate sensitive assets and liabilities. The Group closely monitors interest rate movements, the interest rate and re-pricing maturity structure of its interest bearing assets and liabilities and the level of non-interest bearing assets and liabilities.

      Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic repricing of assets and liabilities. The largest single items in the Group balance sheet are residential mortgages and retail deposits, both of which predominantly bear interest at variable rates. The contractual maturity of mortgage loans is generally more than five years but the maturity of retail deposits are primarily under one year. This apparent mismatch gives rise to issues which are addressed by the Group in its liquidity management. However, their effect on interest rate management is less significant. The Group has the ability to reprice both its retail variable-rate liabilities and variable-rate mortgage assets, subject to the constraints imposed by the competitive situation in the market place. Management believes this ability enables the Group to mitigate the impact of interest rate movements on net interest income for the Group's retail banking. Northern Rock also offers fixed-rate mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Northern Rock matches the expected maturity profiles of its interest earning assets and interest bearing liabilities through the use of derivatives. The risk of prepayment is additionally reduced by imposing penalty charges if the customers terminate their contracts early.

      The Group uses a number of measures to monitor and control interest rate risk and sensitivity. One such measure evaluates the difference in principal value between assets and liabilities repricing in various gap periods. Risk weights are assigned to each gap period which reflect potential losses for a given change in rates, and based on these a capital allocation is calculated for each period. The risk is controlled through setting maximum overall capital allocations, and individual capital allocations for each gap period.

      A second control used measures earnings at risk from unmatched positions in fixed rate lending. The Group imposes a limit on the value of such earnings that may be at risk, based upon various scenarios of adverse interest rate changes.

      The sensitivity of earnings to changes in interest rates is measured by comparing forecast net interest income over a 12 month period under two interest rate scenarios, a 1% parallel increase and decrease in all yield curves. Forecasts are based on measuring the sensitivity of net interest income for all on-balance sheet and derivative instruments while maintaining a consistent balance sheet size and structure throughout the simulation period. Forecasts include the effect on net interest income of those instruments which have embedded optionality. Forecasts also include other simplifying assumptions, such as no management action in response to a change in interest rates. An immediate hypothetical 1% parallel increase and decrease in all yield curves on January 1, 2003, would result in an increase of (GBP)5 million and a decrease of (GBP)18 million, respectively, in planned net interest income for the twelve months to December 31, 2003.

     Interest Rate Sensitivity Gap

      The following table shows the contractual re-pricing terms for each category of asset and liability, together with management's estimate of the interest rate sensitivity gap for the Group as at December 31, 2002. This does not reflect the potential impact of early repayment or withdrawal. Transactions without defined contractual re-pricing terms are shown according to management's expectations. Positions may not be reflective of those in subsequent periods. Major changes in positions can be, and are, made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

                                                        After      After       After
                                                      3 months    6 months     1 year                 Non-
                                                         but        but         but                 Interest
                                            Within     within     within       within      After     Bearing
                                           3 months   6 months    1 year      5 years     5 years     funds       Total
                                           --------   --------   ---------   ---------   ---------  ---------   --------
                                                                ((GBP) millions, except percentages)
Assets
Loans and advances to banks..........       2,505.5       18.0       --         --          --         --        2,523.5
Loans and advances to customers......      13,038.2    1,205.9    1,893.7    7,472.6     1,341.2       --       24,951.6
Investment securities................       2,908.0      269.7      153.6      462.4       471.6       --        4,265.3
                                           --------   --------   ---------   ---------   ---------  ---------   --------
Interest earning assets..............      18,451.7    1,493.6    2,047.3    7,935.0     1,812.8       --       31,740.4
Non-interest earning assets..........          --          --         --         --          --       924.8        924.8
                                           --------   --------   ---------   ---------   ---------  ---------   --------
Total assets.........................      18,451.7    1,493.6    2,047.3    7,935.0     1,812.8      924.8     32,665.2
                                           ========   ========   =========   =========   =========  ==========  ========

Liabilities
Deposits by banks....................       1,172.3       27.9        5.0       --          --         --        1,205.2
Customer accounts....................      12,954.4    1,024.5    1,505.6    2,459.8        --         --       17,944.3
Investment securities in issue.......       8,651.1    1,022.6      153.0       19.3        --         --        9,846.0
Subordinated liabilities.............       1,168.2      281.5       --         --         169.8       --        1,619.5
                                           --------   --------   ---------   ---------   ---------  ---------   --------

Interest bearing liabilities.........      23,946.0    2,356.5    1,663.6    2,479.1       169.8       --       30,615.0
Interest free liabilities............          --          --         --         --          --       840.6        840.6
Shareholders' funds..................          --          --         --         --          --     1,209.6      1,209.6

Total liabilities....................      23,946.0    2,356.5    1,663.6    2,479.1       169.8    2,050.2     32,665.2
                                           --------   --------   ---------   ---------   ---------  ---------   --------
Off balance sheet items affecting
interest rate sensitivity............      (5,622.9)    (529.1)      96.9    4,988.3     1,066.8       --           --
                                           --------   --------   ---------   ---------   ---------  ---------   --------
                                           18,323.1    1,827.4    1,760.5    7,467.4     1,236.6    2,050.2     32,665.2
                                           ========   ========   =========   =========   =========  ==========  ========
Interest rate sensitivity gap........         128.6     (333.8)     286.8      467.6       576.2   (1,125.4)        --
Cumulative interest rate
      sensitivity gap................         128.6     (205.2)      81.6      549.2     1,125.4       --          --
Cumulative interest rate sensitivity
   gap as a percentage of interest
   earning assets....................           0.4%     (0.6%)       0.3%        1.7%       3.5%      --          --


     Currency Risk

      Currency risk arises as a result of the Group having assets, liabilities and off-balance sheet items that are denominated in currencies other than sterling as a result of normal banking activities, including wholesale funding. In addition to raising funds through the sterling money market, capital markets and domestic retail savings market, the Group raises funds through issuing euro commercial paper, U.S. dollar commercial paper, non-sterling denominated medium-term debt securities and non-sterling denominated retail funds. The most significant currencies in which the Group has transactions are U.S. dollars and the euro. The Group's policy is to fully hedge any exchange rate exposures by using cross-currency swaps and forward foreign exchange contracts or investing the proceeds of U.S. dollar or euro instruments in U.S. dollar or euro denominated assets (matched portfolio approach). Any non-sterling denominated assets are also fully hedged in this manner. Consequently, the sensitivity of income to changes in foreign exchange rates is insignificant to the Group.

      The table below sets forth the value in sterling of all assets and liabilities of the Group denominated in a currency other than sterling at December 31, 2002 and 2001. The figures in the table below should not be viewed as indicating the Group's exposure to foreign exchange risk due to the use of hedging instruments discussed above.

                                                      Group
                                               ---------------------
                                                 2002          2001
                                               -------       -------
                                                  ((GBP) millions)
Assets....................................     1,597.4       1,449.1
Liabilities...............................     7,449.5       5,117.7

Derivatives

     Board policy on use of derivatives

      The Board has authorized the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within the Group is to hedge risk exposure, and the Group takes no trading positions in derivatives.

      For the purpose of reducing interest rate risk and currency risk, the Group uses a number of derivative instruments. These comprise interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward foreign exchange contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimized. Where either an off-balance sheet derivative instrument or an on-balance sheet asset or liability could be used for a specific purpose, or where more than one derivative instrument could be used, the Group will select the instrument which optimizes the following conditions:

          o minimize capital utilization;

          o maximize income or minimize cost;

          o maximize liquidity;

          o minimize administrative and accounting complexity; and

          o minimize the Group's tax liability.

      The benefits of using off-balance sheet derivative instruments are measured by examining the anticipated consequences of not hedging the perceived risk in terms of revenue or capital loss. The vast majority of the Group's derivatives activity is contracted with banks and other financial institutions.

      Analysis of activities and related hedging instrument

      The following table sets forth activities undertaken by the Group and the related risks associated with such activities, and provides details of the types of derivatives used in managing such risks.


             Activity                                    Risk                                 Type of Hedge
---------------------------------  -------------------------------------------      ------------------------------

Management of the return on           Reduced profitability due to falls             Receive fixed interest rate
variable rate assets funded by        in short-term interest rates.                  swaps. Purchase interest rate
shareholders' funds and net                                                          options.
non-interest bearing liabilities.

Fixed-rate lending                    Sensitivity to increases in interest
                                      rates.                                         Pay fixed interest rate swaps.
                                                                                     Purchase interest rate caps.

                                      Sensitivity to decreases in medium/long        Impose early repayment penalty
                                      term interest rates, resulting in              charges.
                                      prepayment.

Fixed-rate retail and                 Sensitivity to falls in short-term             Receive fixed interest rate
wholesale funding.                    interest rates.                                swaps.

Fixed-rate asset investments.         Sensitivity to increases in interest rates.    Pay fixed interest rate swaps.

Investment in foreign                 Sensitivity to strengthening of sterling       Cross-currency swaps. Foreign
currency assets.                      against other currencies.                      currency funding.

Issuance of bonds in foreign          Sensitivity to weakening of sterling           Cross-currency swaps.
currencies.                           against other currencies.

Interest earned in foreign            Sensitivity to strengthening of sterling       Forward foreign exchange
currency denominated debt             against other currencies.                      contracts. Purchase currency
securities.                                                                          options.


     Analysis of derivatives by type of contract

      The table below shows the underlying principal amount, the credit risk weighted amount and the net replacement cost of derivatives by type of contract used by the Group. The credit risk weighted amounts have been calculated according to rules specified by the FSA and the net replacement cost obtained by marking to market contracts and aggregating those with a positive value.


                                            Underlying          Risk                Net
                                             Principal        Weighted          Replacement
                                              Amount           Amount              Cost
                                               2002              2002               2002
                                            ----------        ---------         -----------
                                                          (GBP) millions)
Interest rate contracts:
Interest rate swaps.........................21,148.8              65.0             218.4
Forward rate agreements.....................   325.0              --                 1.0
Exchange traded futures.....................   638.0              --                --
Caps, floors and options....................    --                --                --

Exchange rate contracts:
Cross currency swaps........................ 3,729.9              38.4              67.0
Forward foreign exchange.................... 2,212.0               4.4              --


      At December 31, 2002, the Group had not entered into any derivatives transactions with significant leveraging features. Derivatives which are combinations of more basic transactions (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features, for example, medium-term note issues based on equity indices or a multiple of an underlying asset or liability. Exposure to market risk on such contract is therefore fully hedged. Credit risk on these contracts is monitored within tightly defined risk limits on the basis of the contractual terms of the instruments, rather than the face or contract amount.

                       ITEM 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures (Sarbanes-Oxley Act of 2002)

      Within the 90-day period prior to the filing date of this Report, Northern Rock carried out an evaluation of the effectiveness of the design and operation of Northern Rock's disclosure controls and procedures under the supervision and with the participation of management, including the Chief Executive Officer and Group Finance Director of Northern Rock. Such review was conducted in addition to the review of the internal control systems described under "Board Practices - Corporate Governance - Internal Control" included in
Item 6 of this Report.

      Based upon such evaluation, the Chief Executive Officer and the Group Finance Director concluded that the disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports Northern Rock files and submits under the Securities Exchange Act of 1934, including this Report, is recorded, processed, summarized and reported as and when required.

      There have been no significant changes in Northern Rock's internal controls or in other factors that could significantly affect these disclosure controls subsequent to the date of their evaluation by the management of Northern Rock.

                  ITEM 18. Consolidated Financial Statements

     The consolidated financial statements filed as part of the Annual Report can be found at page F-1.

                               ITEM 19. Exhibits

1.  Memorandum and Articles of Association of Northern Rock plc.(*)

2. (a) Form of Ordinary Share Certificate.(*)

   (b) Not applicable.

   (c) Not applicable.

3. Not applicable.

4. None.

5. None.

6. Not applicable.

7. Not applicable.

8. None.

9. None.

10.1 Certification of Chief Executive Officer and Group Finance Director under
     Section 302 of the Sarbanes-Oxley Act.

10.2 Certification of Chief Executive Officer and Group Finance Director under
     Section 906 of The Sarbanes-Oxley Act.

_____________________

    (*) Incorporated by reference to Registration Statement No. 0-30848 (Declared effective on July 10, 2000).

Index to Financial Information

                                                                                                          Page
                                                                                                          ----

Statement of Directors' Responsibilities...................................................................F-2
Report of PricewaterhouseCoopers, Independent Accountants..................................................F-3
Northern Rock plc
   Consolidated Profit and Loss Account for the years ended 31 December 2002, 2001 and 2000................F-4
   Consolidated Balance Sheet at 31 December 2002 and 2001.................................................F-5
   Consolidated Cash Flow Statement for the years ended 31 December 2002, 2001 and 2000....................F-6
   Notes to the Accounts...................................................................................F-7



                                                     F-1

Statement of Directors' Responsibilities

The following statement, which should be read in conjunction with the Auditors' report set out on page F-3, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the financial statements.

The Directors of Northern Rock plc are required by U.K. company law to prepare financial statements which give a true and fair view of the state of affairs of the Company and the Group as at the end of the year and of the profit or loss for the year. They are also responsible for ensuring that proper and adequate accounting records have been maintained and that reasonable procedures have been followed for safeguarding the assets of the Group and hence for taking reasonable steps to prevent and detect fraud and other irregularities.

The Directors consider that in preparing the financial statements, appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates have been used, and that applicable accounting standards have been followed.

Report of Independent Accountants to the Board of Directors and Shareholders of Northern Rock plc

We have audited the accompanying consolidated balance sheets of Northern Rock plc and its subsidiaries (the "Group") as of December 31, 2002 and 2001 and the related consolidated profit and loss accounts, consolidated statement of total recognised gains and losses, and consolidated cash flow statements for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at December 31, 2002 and 2001, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom.

As discussed on page F-7 the Company changed its method of accounting for Reserve Capital Instruments in 2002.

Accounting principles generally accepted in the United Kingdom vary in certain material respects from accounting principles generally accepted in the United States of America. The application of the latter, after the restatement referred to in note 47, would have affected the determination of consolidated net profit expressed in pounds sterling for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity also expressed in pounds sterling at December 31, 2002 and 2001, to the extent summarised in notes 47 and 48 to the consolidated financial statements.




PricewaterhouseCoopers LLP
Chartered Accountants
Newcastle upon Tyne, England
24 June 2003

Consolidated Profit and Loss Account
For the years ended 31 December
                                                                                Note         2002               2001            2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (as restated)   (as restated)
                                                                                           (GBP)m             (GBP)m          (GBP)m
Continuing operations
Interest receivable
- interest receivable and similar income arising from debt securities              3        164.0              184.8          212.9
- other interest receivable and similar income                                     3      1,238.3            1,290.7        1,231.2
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          1,402.3            1,475.5        1,444.1
Interest payable                                                                   4     (1,117.2)          (1,180.5)      (1,188.0)
Income from equity shares and other variable yield securities                                14.5               10.9           18.2
------------------------------------------------------------------------------------------------------------------------------------

Net interest income                                                                         299.6              305.9          274.3

Fees and commissions receivable                                                             186.3              155.9          119.4
Fees and commissions payable                                                                (28.8)             (28.1)         (13.7)
Securitisation interest receivable                                                17        415.3              245.6          110.5
Securitisation interest payable                                                   17       (323.7)            (205.4)         (96.1)
Other operating income                                                                       12.3                2.5           15.2
------------------------------------------------------------------------------------------------------------------------------------

Total other income                                                                          261.4              170.5          135.3

Total income                                                                                561.0              476.4          409.6

Administrative expenses
- administrative expenses                                                                  (158.3)            (139.6)        (122.4)
- covenant to The Northern Rock Foundation                                                  (16.3)             (14.8)         (12.5)
------------------------------------------------------------------------------------------------------------------------------------

Total administrative expenses                                                      6       (174.6)            (154.4)        (134.9)
Depreciation and amortisation
 - tangible fixed assets                                                                    (13.0)              (9.5)          (8.2)
 - goodwill                                                                       21         (1.5)                -              -

Operating expenses                                                                         (189.1)            (163.9)        (143.1)

Provisions for bad and doubtful debts                                              9        (43.1)             (34.5)         (16.9)
Amounts written off fixed asset investments                                   18, 19         (2.6)              (1.5)          (1.0)
------------------------------------------------------------------------------------------------------------------------------------

Operating profit                                                                            326.2              276.5          248.6

Provision for loss on disposal of care homes                                      10          -                   -            (3.1)
------------------------------------------------------------------------------------------------------------------------------------

Profit on ordinary activities before tax                                                    326.2              276.5          245.5

Tax on profit on ordinary activities                                              11        (96.5)             (83.7)         (66.0)
------------------------------------------------------------------------------------------------------------------------------------

Profit on ordinary activities after tax                                           12        229.7              192.8          179.5

Dividends                                                                         13        (83.4)             (71.0)         (64.8)

------------------------------------------------------------------------------------------------------------------------------------

Profit retained for the financial year                                            34        146.3              121.8          114.7
------------------------------------------------------------------------------------------------------------------------------------


Earnings per Ordinary Share                                                       14         55.6p              46.2p          42.5p
Fully diluted earnings per Ordinary Share                                         14         55.1p              45.9p          42.4p

There were no material gains or losses other than the profit shown above in any of the years presented.

The notes on pages F-7 to F-90 form an integral part of these accounts.


                                                                 F-4

Consolidated Balance Sheet
At 31 December
                                                                                   Note             2002                        2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       (as restated)
                                                                                                  (GBP)m                      (GBP)m
Assets

Cash and balances at central banks                                                                  10.7                       10.5
Loans and advances to banks                                                          15          2,523.5                      872.7
Loans and advances to customers                                                      16         24,598.6                   20,798.0
    Securitised advances                                                             17          9,607.6                    4,853.2
    Less: non-recourse finance                                                       17         (9,254.6)                  (4,707.0)
                                                                                                24,951.6                   20,944.2
Debt securities                                                                      18          3,850.6                    3,541.1
Equity shares and other variable yield securities                                    19            414.7                      371.6
Intangible fixed assets                                                              21             34.3                        -
Tangible fixed assets                                                                22            152.7                      117.4
Other assets                                                                         23            124.4                       58.0
Prepayments and accrued income                                                       24            602.7                      493.9
------------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                                    32,665.2                   26,409.4
------------------------------------------------------------------------------------------------------------------------------------

Liabilities

Deposits by banks                                                                    25          1,205.2                      988.8
Customer accounts                                                                    26         17,944.3                   15,821.0
Debt securities in issue                                                             27          9,846.0                    6,987.8
Other liabilities                                                                    28            393.8                      223.2
Accruals and deferred income                                                         29            443.4                      430.8
Provisions for liabilities and charges                                               23              3.4                        -
Subordinated liabilities                                                             30          1,119.5                      594.5
Reserve capital instruments                                                          31            300.0                      300.0
Tier one notes                                                                       32            200.0                        -
Total subordinated liabilities                                                                   1,619.5                      894.5
Shareholders' funds
Equity
     Ordinary shares, 25p par value (authorised 614,000,000, issued 421,226,000)     33            105.3                      105.3
     Foundation shares, 25p par value (authorised 104,500,000, issued 74,333,500)    33             18.6                       18.6
     Share premium account                                                           34              6.8                        6.8
     Capital redemption reserve                                                      34              7.3                        7.3
     Profit and loss account                                                         34          1,071.6                      925.3

                                                                                                 1,209.6                    1,063.3

------------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                               32,665.2                   26,409.4
------------------------------------------------------------------------------------------------------------------------------------

Memorandum items

Commitments                                                                          36           519.6                       228.9
------------------------------------------------------------------------------------------------------------------------------------

The notes on pages F-7 to F-90 form an integral part of these accounts.


                                                                F-5

Consolidated Cash Flow Statement
-----------------------------------------------------------------------------------------------------------------------------------
For the years ended 31 December

                                                                                 Note            2002          2001           2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               (GBP)m        (GBP)m         (GBP)m

Net cash inflow from operating activities                                          42           106.1       1,031.3         792.8

Returns on investments and servicing of finance                                    43           (68.4)        (64.5)        (46.6)
Taxation                                                                                        (91.4)        (81.2)        (85.3)
Capital expenditure and financial investment                                       43          (199.9)       (889.1)       (630.2)
Acquisitions and disposals                                                                     (127.6)           -             -
Equity dividends paid                                                                           (74.1)        (67.2)        (59.5)
-----------------------------------------------------------------------------------------------------------------------------------

Net cash outflow before financing                                                              (455.3)        (70.7)        (28.8)
Financing                                                                          43           725.0         185.0         118.1
-----------------------------------------------------------------------------------------------------------------------------------

Increase in cash                                                                   44           269.7         114.3          89.3
-----------------------------------------------------------------------------------------------------------------------------------

The notes on pages F-7 to F-90 form an integral part of these accounts.


                                                                F-6

Notes to the Accounts

1. Principal accounting policies
------------------------------------------------------------------------------

Accounting convention

The accounts have been prepared under the historical cost convention and in accordance with the special provisions of Part VII of the Companies Act 1985 relating to banking companies and banking groups, applicable UK accounting standards and the Statements of Recommended Practice issued by the British Bankers' Association.

Accounting policies are unchanged from 2001, except that the Group has implemented the requirements of UITF 33 "Obligations in Capital Instruments". The impacts of this change are detailed in note 2a to the accounts. In addition, the Group has made the additional disclosures required by the transitional arrangements of FRS 17 "Retirement Benefits".

Basis of consolidation

The consolidated accounts include the results of the Company and its subsidiary undertakings all of which have accounting periods ending 31 December. Unless otherwise stated, the acquisition method of accounting has been adopted.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the year.

Taxation

Corporation tax is charged in the accounts based on the profit for the year as adjusted for taxation purposes.

Deferred tax

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Deferred tax is provided on a non-discounted basis.

Fixed assets and depreciation

Depreciation is provided in order to write down fixed assets, which are included at cost, to their estimated residual value over their anticipated useful lives as follows:

Freehold land and buildings                   100 years
Long leasehold land and buildings             Over the period of the lease up to 100 years
Short leasehold land and buildings            Unexpired period of the lease
Office equipment, fixtures and fittings
 - furniture                                  10 years
 - other                                      5 years
Computer equipment
 - PCs                                        3 years
 - other                                      5 years
Motor vehicles                                4 years

Where the cost of freehold land can be identified separately from buildings on acquisition, the land value is not depreciated. Provision is made for diminution in value of any fixed asset where an impairment is identified. Annual impairment reviews are carried out for fixed assets with an expected remaining life over 50 years. The resulting net book value is then written off over its remaining anticipated useful life.

Goodwill

Goodwill arises on the acquisition of subsidiary and associated undertakings. It represents the excess of cost over fair value of the Group's share of net assets acquired. It is capitalised as an intangible fixed asset and is amortised through the profit and loss account on a straight line basis over its expected useful economic life. The expected useful economic life is determined at the time of acquisition by considering the nature of the business acquired and the period of time over which the value of the business is expected to exceed the value of its net assets.

Notes to the Accounts

------------------------------------------------------------------------------

Goodwill (continued)

Goodwill is subject to impairment reviews in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill". The carrying value is written down by the amount of any impairment, and the loss is recognised in the profit and loss account in the period in which this occurs.

Leased assets

Rentals payable under operating leases are charged to administrative expenses as incurred over the lease term.

Debt Securities

Investments are held with the intention of use on a continuing basis and are stated at cost, adjusted to exclude accrued interest at the date of purchase. A similar adjustment is made on realisation. Where the adjusted purchase price differs from the nominal value, the premium or discount is amortised or released on an effective yield basis over the period to maturity.

Securities sold subject to repurchase agreements are retained on the balance sheet where the Group retains the risks and rewards of ownership. Funds received under such agreements are included within deposits by banks or customer accounts. Securities purchased under a commitment to resell are treated as collateralised lending transactions where the Group does not acquire the risks and rewards of ownership, and the purchase price is included within either loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the profit and loss account over the lives of the transactions, within interest receivable or interest payable as appropriate.

Pension costs

Northern Rock operates a Defined Benefit Scheme and a Defined Contribution Scheme. Contributions to the Northern Rock Defined Benefit Pension Scheme are charged to the profit and loss account with the objective of spreading the cost over the employees' working lives within the Scheme in accordance with SSAP24 "Accounting for Pension Costs". Costs are based upon actuarial advice following the most recent valuation of the Scheme. The costs of the Defined Contribution Scheme are charged to the profit and loss account for the period in which they are incurred. FRS17 "Retirement Benefits" is being adopted under transitional arrangements.

Further information on pension arrangements is set out in note 7 to the accounts.

Provisions for bad and doubtful debts

Provisions against loans and advances are based upon assessments of the losses that are anticipated on outstanding balances at the year-end. The amount charged to the profit and loss account comprises amounts written off during the year plus the net change in the amounts provided. Bad debts are written off in part or in whole when a loss has been confirmed. The loss provisioning methodology is as follows:

Advances secured on owner-occupied residential property

Specific provision

Where the collection of interest and/or principal on an individual loan is in doubt a specific provision is recorded. Specific provisions are calculated using a model which is used to evaluate losses based on historical default experience and other appropriate risk factors related to the delinquent loan portfolio at a given point in time. All loans which are three or more payments overdue are evaluated using the model to identify the need for a specific provision. Loans six or more payments overdue and properties in possession are evaluated on an individual basis to measure potential loss. Various factors are considered in this evaluation including, but not limited to, collateral valuations, expected recoveries from mortgage indemnity guarantees and estimated recovery costs.

General provision

A general provision is maintained to cover inherent losses in the loan portfolio related to loans that have not yet been specifically identified as impaired. A statistically based model is used to calculate the appropriate general provision for each completion year. The model considers appropriate risk factors specific to the loan portfolio and historical default experience. Other factors, including economic conditions, are also considered by management in determining the appropriate level of reserves required at a given point in time.

Notes to the Accounts

------------------------------------------------------------------------------

Provisions for bad and doubtful debts (continued)

Interest in respect of all loans is credited to the profit and loss account as it becomes receivable. Once a property is taken into possession interest charges are suspended. If a property is sold at sufficient value, interest previously suspended is added back to the loan and released to the profit and loss account.

Other secured advances
Specific provision is made as appropriate in respect of loans and advances that are identified as impaired at the balance sheet date, based on payment history, loan balance and net realisable value. Interest is suspended on loans identified as impaired if its recovery is deemed unlikely. General provisions are recorded to cover losses inherent in the portfolio which have not yet been specifically identified.

Unsecured lending
Specific provision is made against all loans where three or more payments are overdue. In calculating the required provision an appropriate factor is applied based on the number of overdue payments, which is subject to periodic review to ensure its continuing applicability based on current experience, to reflect the probability that not all such loans will result in eventual losses. General provisions are recorded to cover losses inherent in the portfolio which have not yet been specifically identified.

Repairs and renewals

Repairs, renewals and refurbishments of a non-capital nature are charged to administrative expenses in the year in which the expenditure is incurred.

Deferred income

The Company has entered into insurance arrangements with Northern Rock Mortgage Indemnity Company Limited, a wholly owned subsidiary, to cover a proportion of future losses on certain residential secured loans with high loan to value ratios. In the Group accounts, income from risk charges paid by customers in relation to such loans is deferred and is included in the balance sheet under the heading "accruals and deferred income". The deferred income is released to the profit and loss account on a level yield basis over the life of the loan.

Derivatives

Derivatives comprise, mainly, currency and interest rate swaps, forward rate agreements, foreign exchange forwards and financial futures and options. All transactions are undertaken for hedging purposes.

Transactions are initially recorded at cost and are accounted for on an accruals basis in accordance with the item or items being hedged. Consequently, profits and losses on the hedges are recognised on a similar accounting basis as the profits or losses on the underlying item or items being hedged. They are therefore recognised in the financial statements as adjustments to the profit or loss of the item or items being hedged. To the extent necessary to achieve a consistent timing of income recognition on the item or items being hedged, deferred gains or losses are included in the balance sheet under the headings "accruals and deferred income" and "prepayments and accrued income". Profits and losses on early termination of contracts that modify the characteristics of designated items are deferred and amortised over the remaining lives of the hedged items. Income and expenses on hedges are recognised as adjustments to interest receivable and interest payable.

When a derivative no longer represents a hedge, because either the underlying asset, liability or position has been extinguished or derecognised, it is restated to market value. Any profit or loss is accounted for in interest income or expense. It is then either redesignated as a hedge of a different asset, liability or position or is disposed of, and accounted for accordingly. Where a derivative is no longer a hedge because it ceases to be effective, it is restated to market value and any profit or loss arising is deferred and amortised into interest income or expense over the remaining life of the item previously being hedged.

Foreign currency transactions

Interest income and expense denominated in foreign currency is translated into sterling at the rate of exchange current on the date of the receipt or payment, unless it is hedged, in which case it is translated at the underlying rate of exchange inherent in the associated hedge contract. Assets and liabilities denominated in foreign currency that are hedged by means of matching foreign currency contracts are included in the balance sheet at the exchange rate inherent in those contracts.

Notes to the Accounts

------------------------------------------------------------------------------

Foreign currency transactions (continued)

Other assets and liabilities denominated in foreign currency are included at the rate of exchange current at the balance sheet date.

Exchange differences arising on currency conversion are dealt with in the profit and loss account.

Mortgage incentives

Incentive costs of discount, fixed rate and other similar mortgage products are expensed in equal annual amounts over the effective incentive clawback period for early redemption of these products. Early repayment charges, designed to recover incentive costs, are normally charged to customers on prepayment of loans within contractually agreed periods of time, ie the clawback period. Other forms of incentives, such as valuation fees which are not directly linked to the interest rate on the mortgage, are expensed through the profit and loss account as they are incurred.

All incentives which are not subject to incentive clawback periods and any excess cost of an incentive over and above the cost recoverable by the clawback are written off as incurred. The costs of mortgage incentives are charged against interest receivable.

Securitisation

Securitisation transactions are reported in accordance with FRS 5 "Reporting the Substance of Transactions". Where assets are sold under securitisation, if there is no significant change to the Group's rights and benefits to those assets and its exposure is limited to a fixed monetary ceiling, linked presentation is used. Under linked presentation, only the net amount of the Group's interests in the assets is consolidated, and the related gross amounts are shown on the face of the balance sheet. Within the profit and loss account, the net income is treated as other income, with the main elements separately identified. The special purpose vehicles used for these transactions are accounted for as quasi subsidiaries (see note 17).

Revenue recognition

Interest income is recognised in the profit and loss account on an accruals basis, except for income on loans taken into possession which is taken to income when it is received.

Fees receivable from customers to reimburse the Group for costs incurred are taken to the profit and loss account when due. Fees receivable relating to ongoing services are taken to income when the related service is performed, and fees in lieu of interest are taken to income on a level yield basis over the life of the loan.

Notes to the Accounts

2. Change in accounting policy
------------------------------------------------------------------------------

a) Reserve capital instruments

Following the publication of UITF 33 "Obligations in Financial Instruments" on 14 February 2002, reserve capital instruments ("RCIs") are now reported on the balance sheet as a liability and the gross coupon payable recorded as interest payable. Previously, RCIs were part of shareholders' funds and the coupon payable was shown as an after tax appropriation of profit. The effects of the change in accounting treatment on the results for 2002, 2001 and 2000 are as follows:

                                                                        2002           2001          2000
                                                                      (GBP)m         (GBP)m        (GBP)m

Increase in interest expense                                           (18.3)         (18.7)         (4.6)
Reduction in taxation on profit on ordinary activities                   5.5            5.6           1.4

Reduction in appropriation attributable to non-equity interests         12.8           13.1           3.2
----------------------------------------------------------------------------------------------------------

Net effect on profit attributable to ordinary shareholders               -              -             -
----------------------------------------------------------------------------------------------------------

b) Deferred Tax

FRS 19 "Deferred Tax" was issued in December 2000. As encouraged by the Accounting Standards Board, Northern Rock adopted FRS 19 in the year ended 31 December 2001. Previously, deferred tax was provided only on assets and liabilities where it was expected that the tax would crystallise in the foreseeable future. Now, under FRS 19, deferred tax is provided on all timing differences which have not reversed by the balance sheet date, except in certain circumstances as detailed in FRS 19. These are that tax payable on the future remittance of past earnings of subsidiaries is provided only to the extent that dividends have been accrued as receivable, or a binding agreement to distribute these exists, and also that deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

As a consequence of adopting FRS 19, financial statements for the year ended 31 December 2000 were restated in 2001 leading to an increase in other assets of (GBP)10.0m at 31 December 2000. Tax on profit on ordinary activities for the year ended 31 December 2000 decreased by (GBP)0.7m, resulting in an increase in profit after tax of the same amount.

The result of the change in policy in 2001 was to increase the tax on profit on ordinary activities by (GBP)9.8m, resulting in a decrease in profit after tax of the same amount.

3. Interest receivable
--------------------------------------------------------------------------------------------------------------------------

                                                                                   2002             2001             2000
Other interest receivable and similar income                                     (GBP)m           (GBP)m           (GBP)m

On secured advances                                                               984.1          1,107.1          1,107.9
On other lending                                                                  254.2            183.6            123.3
--------------------------------------------------------------------------------------------------------------------------

                                                                                1,238.3          1,290.7          1,231.2
--------------------------------------------------------------------------------------------------------------------------

Interest receivable and similar income arising from debt securities includes
(GBP)8.3m relating to net losses (2001 (GBP)3.6m, 2000 (GBP)24.6m both relating to net profits) on sales of available for sale securities (see note 47 (h)).

Notes to Accounts

4. Interest payable
----------------------------------------------------------------------------------------------------------------------------------

                                                                                   2002                 2001                 2000
                                                                                               (as restated)        (as restated)
                                                                                 (GBP)m               (GBP)m               (GBP)m

On retail customer accounts                                                       575.6                 640.0               638.2
On other deposits and loans                                                       467.7                 476.9               502.0
On subordinated liabilities                                                        51.3                  44.9                43.2
On reserve capital instruments                                                     18.3                  18.7                 4.6
On tier one notes                                                                   4.3                   -                   -
Total interest payable on subordinated liabilities                                 73.9                  63.6                47.8

                                                                                1,117.2               1,180.5             1,188.0
----------------------------------------------------------------------------------------------------------------------------------


5. Other operating income
----------------------------------------------------------------------------------------------------------------------------------

Included as a deduction from other operating income are the following direct staff costs in care home subsidiaries:

                                                                                   2002                  2001                2000
                                                                                 (GBP)m                (GBP)m              (GBP)m

Wages and salaries                                                                    -                     -                 9.4
Social security costs                                                                 -                     -                 0.6
----------------------------------------------------------------------------------------------------------------------------------

Total staff costs                                                                     -                     -                10.0
----------------------------------------------------------------------------------------------------------------------------------


                                                               F-12

Notes to Accounts

6. Administrative expenses
--------------------------------------------------------------------------------------------------------------------------
                                                                                              2002        2001       2000
                                                                                            (GBP)m      (GBP)m     (GBP)m

Wages and salaries                                                                            72.0        64.1       49.5
Social security costs                                                                          5.3         4.7        3.9
Other pension costs                                                                            7.8         5.8        4.9
--------------------------------------------------------------------------------------------------------------------------

Total staff costs                                                                             85.1        74.6       58.3
Other administrative expenses                                                                 89.5        79.8       76.6
--------------------------------------------------------------------------------------------------------------------------

                                                                                             174.6       154.4      134.9
--------------------------------------------------------------------------------------------------------------------------

Other administrative expenses include the following:
Hire of equipment                                                                              4.4         3.5        2.9
Property rentals                                                                               3.8         3.8        3.7
Non-recurring costs incurred in relation to the acquisition of the banking subsidiaries
of Legal and General                                                                           2.3         -          -

Remuneration of auditors:            audit work                                                0.6         0.4        0.2
                                     regulatory and accounting services                        0.6         0.4        0.9
                                     other services and consultancies                          -           0.2        0.2
--------------------------------------------------------------------------------------------------------------------------

                                                                                               1.2         1.0        1.3
--------------------------------------------------------------------------------------------------------------------------


Remuneration of auditors for audit work for the Company                                        0.4         0.2        0.2


The average number of staff (including Executive Directors) employed by the Group was as follows:

                                               2002                               2001                             2000
                                   Full time          Part time       Full time         Part time       Full time         Part time

Core business                          3,020                792           2,757               619           2,441               572
Subsidiaries - direct                      -                  -               -                 -             629               616
Subsidiaries - administrative              -                  -               -                 -              12                 -
------------------------------------------------------------------------------------------------------------------------------------

                                       3,020                792           2,757               619           3,082             1,188
------------------------------------------------------------------------------------------------------------------------------------

The costs associated with subsidiary company employees classed as direct are included in note 5. These employees were all employed in the Group's care home business which has now been disposed of (see note 10).

The Northern Rock Foundation ("The Foundation") was voluntarily established when Northern Rock converted from a building society into a public limited company in October 1997. The Foundation contributes to charities helping disadvantaged people primarily in the North East of England.

Northern Rock contributes 5% of its profit before tax each year to The Foundation under a deed of covenant. In 2002, Northern Rock contributed
(GBP)16.3m (2001 (GBP)14.8m, 2000 (GBP)12.5m) to The Foundation. The Foundation holds a special category of shares which are non-dividend bearing and non-voting. In the event of a change of control of the Company (over which The Foundation has no influence), the covenant would cease. The Foundation's shares would then convert into 15% of the Company's Ordinary Shares. See further discussion in note 33.

Notes to Accounts

7. Pension commitments
------------------------------------------------------------------------------

The Company operates the Northern Rock Pension Scheme (the `Scheme') to provide retirement benefits for staff. Staff who joined the Scheme before 1 July 1999 participate in the funded, contracted-out, defined benefit section of the Scheme unless they opt out. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the contracted-in defined contribution section of the Scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee-administered fund separate from the assets of Northern Rock plc. The Company has continued to account for pensions in accordance with SSAP 24.

FRS 17 "Retirement Benefits" was issued in November 2000 but requires only phased transitional disclosures for the Company until the year ended 31 December 2005. These disclosures, to the extent not given in (a), are set out in (b) below.

(a) Although the next full actuarial valuation of the Scheme was not due until 5 April 2003, the Directors determined that as a consequence of a number of changes in circumstances surrounding the defined benefit scheme, a full valuation should be performed as at 5 April 2002. This was performed by Watson Wyatt LLP, consulting actuaries, using the projected unit method. The principal actuarial assumptions adopted in that valuation were that, over the long term, the rate of return on existing and future investments will exceed pension increases by 3.50% and 4.11% per annum respectively and increases in pensionable earnings by 1.75% and 2.36% per annum respectively. At 5 April 2002, the market value of the fund was (GBP)141.4m which represented 88.3% of the market value of the benefits that had accrued to the valuation date. The next full actuarial valuation is due to be carried out as at 5 April 2003.

As a result of the latest review and further changes in the market value of investments held in the period from the date of the review to the end of November 2002, a special contribution of (GBP)33.7m was made to the Scheme in December 2002. In addition, the actuary's recommended total contribution rate, in respect of the defined benefit section of the Scheme, increased from 18.8% to 19.8% of basic pensionable earnings with effect from 6 April 2002. During 2002, the Company paid employer's contributions of 13.8% of basic pensionable earnings until 5 April 2002 and 14.8% of basic pensionable earnings thereafter (2001 13.8%, 2000 13.8%) in respect of the defined benefit section of the Scheme. In addition, members of the defined benefit section of the Scheme made employee contributions of 5% (2001 5%, 2000 5%). During 2002, the Company paid employer's contributions in respect of the defined contribution section of the Scheme at an average rate of 6.0% (2001 5.9%, 2000 5.9%). Additional National Insurance costs were also incurred as a result of the defined contribution section of the Scheme being contracted-in to SERPS. In addition, members of the defined contribution section of the Scheme paid contributions at an average rate of 4.3% (2001 4.2%, 2000 4.2%).

The total pensions charge to the Group profit and loss account for 2002, in respect of employer's contributions to the Northern Rock Pension Scheme, was
(GBP)7.7m (2001 (GBP)5.4m, 2000 (GBP)4.8m), of which (GBP)6.5m was in respect of the defined benefit scheme (2001 (GBP)4.6m, 2000 (GBP)4.4m) and (GBP)1.2m in respect of the defined contribution scheme (2001 (GBP)0.8m, 2000
(GBP)0.4m). The charge for the defined benefit scheme in 2002 includes
(GBP)1.6m arising from the underfunding of the Scheme indicated above as at 5 April 2002. In accordance with SSAP 24, surpluses and deficiencies, adjusted for the level of prepayment, are being amortised over the average remaining service lives of the employees in the defined benefit scheme, estimated at 13 years.

The prepayment in relation to the Scheme at 31 December 2002 was (GBP)32.1m (2001 (GBP)nil, 2000 (GBP)nil).

(b) The valuation used for FRS 17 disclosures has been based on the most recent actuarial valuation at 5 April 2002 and updated by Watson Wyatt LLP to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme at 31 December 2002. Scheme assets are stated at their market value at 31 December 2002.

The financial assumptions used to calculate scheme liabilities under FRS 17 are:

                                                         2002            2001

Discount rate                                           5.60%           5.75%

Inflation rate                                          2.30%           2.50%

Pensions in payment increases                           3.00%           3.00%

Deferred pensions increases                             2.30%           2.50%

Salary increases                                        4.05%           4.25%

Notes to Accounts

------------------------------------------------------------------------------

The assets in the Scheme and the expected rate of return were:

                                      Long-term rate         Market value at              Long-term rate           Market value at
                                  of return expected             31 Dec 2002          of return expected               31 Dec 2001
                                      at 31 Dec 2002                  (GBP)m              at 31 Dec 2001                    (GBP)m

Equities                                        8.6%                    79.6                        7.8%                      93.1
Bonds                                           4.5%                    66.6                        5.0%                      34.3
Property                                        6.5%                     7.6                        6.4%                       6.9
Cash                                            4.0%                     0.4                        4.0%                       1.4
-----------------------------------------------------------------------------------------------------------------------------------

Total                                           6.7%                   154.2                        7.0%                     135.7
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                             1 Dec 2002                31 Dec 2001
                                                                                                 (GBP)m                     (GBP)m

Scheme deficit:
Total market value of assets                                                                      154.2                      135.7
Present value of Scheme liabilities                                                              (181.7)                    (164.2)
-----------------------------------------------------------------------------------------------------------------------------------

Deficit in the Scheme                                                                             (27.5)                     (28.5)
-----------------------------------------------------------------------------------------------------------------------------------

Related deferred tax asset                                                                          8.3                        8.6
-----------------------------------------------------------------------------------------------------------------------------------

Net pension liability                                                                             (19.2)                     (19.9)
-----------------------------------------------------------------------------------------------------------------------------------

The total market value of assets and present value of Scheme liabilities as at 31 December 2001 have been restated to exclude (GBP)1.4m of assets and liabilities relating to the defined contribution element of the Scheme, in line with latest guidance. The deficit in the Scheme and the net pension liability as at 31 December 2001 remain unaltered.

Proforma reserves:                                                                          31 Dec 2002                31 Dec 2001
                                                                                                 (GBP)m                     (GBP)m
Profit and loss reserve                                                                         1,071.6                      925.3
Pension liability                                                                                 (19.2)                     (19.9)
Less SSAP 24 pension fund prepayment net of related deferred tax asset of (GBP)9.6m               (22.5)                         -
                                                                                          -----------------------------------------
Proforma profit and loss reserve if FRS 17 adopted                                              1,029.9                      905.4
                                                                                          -----------------------------------------

The position shown represents the funded status of the Scheme based on market conditions at 31 December 2002. Market related calculations such as these are subject to daily variations. The deficit disclosed does not represent a debt on the employer. Contributions to the Scheme will continue to be determined in accordance with the Trustees' funding valuation, the next one being due in April 2003. The rules of the Northern Rock Pension Scheme (final salary section) permit both employer and employee pensions contributions to be increased to meet part of any deficit. The following disclosures show the amounts that would have been chargeable to the profit and loss account and to the statement of total recognised gains and losses if FRS 17 had been fully implemented in 2002.

Notes to Accounts

7. Pension commitments (continued)
--------------------------------------------------------------------------------------------------------------------------------

Analysis of the amount chargeable to administrative expenses

                                                                                                                           2002
                                                                                                                         (GBP)m

Current service cost                                                                                                        7.4
Past service cost                                                                                                             -
--------------------------------------------------------------------------------------------------------------------------------

Total chargeable to administrative expenses                                                                                 7.4
--------------------------------------------------------------------------------------------------------------------------------



Analysis of the amount chargeable to interest receivable

                                                                                                                           2002
                                                                                                                         (GBP)m

Expected return on pension scheme assets                                                                                    9.6
Interest on pension scheme liabilities                                                                                     (9.6)
--------------------------------------------------------------------------------------------------------------------------------

Net return                                                                                                                    -
--------------------------------------------------------------------------------------------------------------------------------

Analysis of the amount recognisable  in the statement of total recognised gains and losses

                                                                                                                           2002
                                                                                                                         (GBP)m

Actual return less expected return on pension scheme assets                                                               (28.3)
Experience gains and losses arising on the scheme liabilities                                                               1.0
Changes in assumptions underlying the present value of scheme liabilities                                                  (4.1)
--------------------------------------------------------------------------------------------------------------------------------

Actuarial loss recognisable in statement of total recognised gains and losses                                             (31.4)
--------------------------------------------------------------------------------------------------------------------------------


Movement in deficit during the year

                                                                                                                            2002
                                                                                                                          (GBP)m

Deficit in scheme at 1 January 2002                                                                                       (28.5)
Movement in year:
           Contributions paid by the Company                                                                               39.8
           Current service cost                                                                                            (7.4)
           Past service cost                                                                                                   -
           Net return                                                                                                          -
           Actuarial loss                                                                                                 (31.4)
Deficit in scheme at 31 December 2002                                                                                     (27.5)
--------------------------------------------------------------------------------------------------------------------------------


                                                              F-16

Notes to Accounts

7. Pension commitments (continued)
--------------------------------------------------------------------------------------------------------------------------------

History of experience gains and losses

                                                                                                                           2002

Difference between expected and actual return on scheme assets
           Amount (GBP)                                                                                                   (28.3)
           Percentage of scheme assets                                                                                     18.4%

Experience gains and losses on scheme liabilities
           Amount (GBP)                                                                                                     1.0
           Percentage of present value of scheme liabilities                                                                0.6%

Total amount recognisable in statement of total recognised gains and losses
           Amount (GBP)                                                                                                   (31.4)
           Percentage of present value of scheme liabilities                                                               17.3%


8. Directors' emoluments

--------------------------------------------------------------------------------------------------------------------------------

Full details of Directors' remuneration and shareholdings are set out on pages 86 to 103 of this report.

Notes to the Accounts

9. Provisions for bad and doubtful debts
-----------------------------------------------------------------------------------------------------------------------------------

                                                            On advances
                                                             secured on          On other                  On
                                                            residential           secured           unsecured
                                                               property          advances               loans                Total
                                                                 (GBP)m            (GBP)m              (GBP)m               (GBP)m
At 1 January 2000:
          Specific provision                                        9.3               2.5                 3.2                 15.0
          General provision                                        16.0               6.5                 5.4                 27.9
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   25.3               9.0                 8.6                 42.9
Profit and loss account:
Increase/(decrease) in provisions during 2000:
          Specific provision                                        6.4              (0.8)               12.0                 17.6
          General provision                                        (1.5)              2.8                (0.8)                 0.5
Adjustment to provisions resulting from recoveries:
          Specific provision                                       (1.2)              -                     -                 (1.2)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    3.7               2.0                11.2                 16.9
Amounts written off during 2000:
          Specific provision                                       (8.0)            (0.3)                (4.4)               (12.7)

At 31 December 2000:
          Specific provision                                        6.5               1.4                10.8                 18.7
          General provision                                        14.5               9.3                 4.6                 28.4
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   21.0              10.7                15.4                 47.1
Profit and loss account:
Increase/(decrease) in provisions during 2001:
          Specific provision                                        5.8              0.2                 26.1                 32.1
          General provision                                         0.1              0.4                  3.1                  3.6
Adjustment to provisions resulting from recoveries:
          Specific provision                                       (0.9)            (0.1)                (0.2)                (1.2)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    5.0              0.5                 29.0                 34.5
Amounts written off during 2001:
          Specific provision                                       (6.3)            (0.4)               (13.5)               (20.2)

At 31 December 2001:
          Specific provision                                        5.1              1.1                 23.2                 29.4
          General provision                                        14.6              9.7                  7.7                 32.0
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   19.7             10.8                 30.9                 61.4
On acquisition during 2002:
          Specific provision                                        0.3              -                    -                    0.3
          General provision                                         4.0              -                    -                    4.0
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    4.3              -                    -                    4.3
Profit and loss account
Increase/(decrease) in provisions during 2002:
          Specific provision                                        3.4              0.2                 28.1                 31.7
          General provision                                         3.6             (1.3)                10.8                 13.1
Adjustment to provisions resulting from recoveries:
          Specific provision                                       (1.1)             -                   (0.6)                (1.7)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    5.9             (1.1)                38.3                 43.1
Amounts written off during 2002:
          Specific provision                                       (5.0)             -                  (20.9)               (25.9)

At 31 December 2002:
          Specific provision                                        2.7               1.3                29.8                 33.8
          General provision                                        22.2               8.4                18.5                 49.1
-----------------------------------------------------------------------------------------------------------------------------------

                                                                   24.9               9.7                48.3                 82.9
-----------------------------------------------------------------------------------------------------------------------------------


                                                               F-18

Notes to the Accounts


9. Provisions for bad and doubtful debts (continued)

-----------------------------------------------------------------------------------------------------------------------------------

Interest has been suspended on impaired loans as follows:

                                                                  On advances
                                                                   secured on                     On other
                                                                  residential                      secured
                                                                     property                     advances                   Total
                                                                       (GBP)m                       (GBP)m                  (GBP)m

Interest suspended at 1 January 2000                                      2.3                          3.5                     5.8
Movement in suspended interest during 2000:
Interest suspended                                                        1.1                          0.2                     1.3
Receipts of interest previously suspended                                (0.1)                        (0.1)                   (0.2)
Amounts written off                                                      (1.2)                        (0.2)                   (1.4)

-----------------------------------------------------------------------------------------------------------------------------------

Interest suspended at 31 December 2000                                    2.1                          3.4                     5.5

Movement in suspended interest during 2001:
Interest suspended                                                        0.9                          0.3                     1.2
Receipts of interest previously suspended                                (0.2)                         -                      (0.2)
Amounts written off                                                      (0.7)                         -                      (0.7)

-----------------------------------------------------------------------------------------------------------------------------------

Interest suspended at 31 December 2001                                    2.1                          3.7                     5.8

Movement in suspended interest during 2002:
Interest suspended                                                        0.5                          0.2                     0.7
Receipts of interest previously suspended                                (0.3)                        (0.2)                   (0.5)
Amounts written off                                                      (0.5)                         -                      (0.5)

-----------------------------------------------------------------------------------------------------------------------------------

Interest suspended at 31 December 2002                                    1.8                          3.7                     5.5
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                      2002                    2001
                                                                                                    (GBP)m                  (GBP)m
Advances on which interest has been suspended totalled:
Before provisions                                                                                     15.1                    21.5
-----------------------------------------------------------------------------------------------------------------------------------

After provisions                                                                                      13.6                    17.3
-----------------------------------------------------------------------------------------------------------------------------------



10. Provision for loss on disposal of care homes
------------------------------------------------------------------------------

In 1999 provision was made for the anticipated loss on sale of the assets of the Group's care home business, amounting to (GBP)12.2m. As a result of the piecemeal sale of the homes an additional loss on sale of (GBP)3.1m was incurred in 2000. No further costs were incurred in 2001 or 2002.

Notes to the Accounts


11. Tax on profit on ordinary activities
----------------------------------------------------------------------------------------------------------------------------------

                                                                    2002                         2001                        2000
                                                                                        (as restated)               (as restated)
                                                                  (GBP)m                       (GBP)m                      (GBP)m
The tax charge for the year comprises:
U.K. corporation tax
Current tax on profits for the year                                 89.8                         84.6                        73.5
Adjustments in respect of prior years                               (0.9)                       (11.0)                        3.3
Tax credit on conversion costs                                       -                            -                         (10.4)
----------------------------------------------------------------------------------------------------------------------------------

Total current tax                                                   88.9                         73.6                        66.4
Increase/(decrease) in deferred taxation                             7.6                         10.1                        (0.4)
----------------------------------------------------------------------------------------------------------------------------------

                                                                    96.5                         83.7                        66.0
----------------------------------------------------------------------------------------------------------------------------------

A reconciliation of current tax on profit on ordinary activities at the standard U.K. corporation tax rate to the Group's actual current tax charge for each of the three years ended 31 December 2002, 2001 and 2000 is shown as follows:

                                                                    2002                         2001                        2000
                                                                                        (as restated)               (as restated)
                                                                  (GBP)m                       (GBP)m                      (GBP)m

Profit on ordinary activities before tax multiplied by the
  standard rate of corporation tax in the UK of 30%
  (2001 30%, 2000 30%)                                              97.9                         83.0                        73.6
Effects of:
Expenses not deductible for tax purposes                             1.5                          1.6                        (0.1)
Current tax effect of timing differences                            (9.6)                         -                           -
Tax credit on conversion costs                                       -                            -                         (10.4)
Adjustments to tax charge in respect of previous periods            (0.9)                       (11.0)                        3.3

----------------------------------------------------------------------------------------------------------------------------------

Current tax charge for period                                       88.9                         73.6                        66.4
----------------------------------------------------------------------------------------------------------------------------------


A reconciliation of tax on profit on ordinary activities at the standard U.K. corporation tax rate to the Group's effective tax rate for each of the three years ended 31 December 2002, 2001 and 2000 is shown as follows:

                                                                    2002                         2001                        2000
                                                                                        (as restated)               (as restated)
                                                                  (GBP)m                       (GBP)m                      (GBP)m

Tax on profit on ordinary activities at standard U.K.
  corporation tax rate of 30% (2001 30%, 2000 30%)                  97.9                         83.0                        73.6
Effect of non-allowable provisions and other timing differences     (0.5)                         0.4                        (1.3)
Adjustment to prior year tax provisions                             (0.9)                         0.3                         3.2
Provision for loss on disposal of care homes                         -                            -                           0.9
Tax credit on conversion costs                                       -                            -                         (10.4)
----------------------------------------------------------------------------------------------------------------------------------

Tax on profit on ordinary activities                                96.5                         83.7                        66.0
----------------------------------------------------------------------------------------------------------------------------------

Effective tax rate                                                  29.6%                        30.3%                       26.9%

As indicated in notes18 and 19, the aggregate market values of both debt securities and equity shares and other variable yield securities are in excess of their aggregate book values. This surplus has not been recognised in the accounts and accordingly no provision for the corresponding deferred tax liability has been made. In the event that these securities were to be sold for market value, an additional tax liability would arise. This would amount to (GBP)15.6m (2001 (GBP)8.3m).

Notes to the Accounts

12. Profit on ordinary activities after taxation
------------------------------------------------------------------------------

Of the profit on ordinary activities after taxation attributable to ordinary shareholders, (GBP)197.6m (2001 (GBP)189.8m, 2000 (GBP)170.4) has been dealt with in the accounts of the Company. As permitted by section 230 of the Companies Act 1985, the Company's profit and loss account has not been presented separately.

13. Dividends
---------------------------------------------------------------------------------------------------------------------------------

                                                            2002          2001          2000          2002        2001       2000
                                                       pence per     pence per     pence per
                                                           share         share         share        (GBP)m      (GBP)m     (GBP)m
Ordinary Shares:
Interim (paid)                                               6.5           5.7           5.1          27.2        23.8       21.3
Final (proposed)                                            13.7          11.4          10.4          57.2        47.7       43.5
---------------------------------------------------------------------------------------------------------------------------------
Less paid and payable to ESOP trusts (see note 23)                                                    (1.0)       (0.5)       -

                                                            20.2          17.1          15.5          83.4        71.0       64.8
---------------------------------------------------------------------------------------------------------------------------------


14.     Earnings per Ordinary Share
------------------------------------------------------------------------------

Earnings per Ordinary Share have been calculated by dividing the profit attributable to the holders of Ordinary Shares in Northern Rock plc of
(GBP)229.7m (2001 (as restated) (GBP)192.8m, 2000 (as restated) (GBP)179.5m)
by the weighted average number of Ordinary Shares in issue of 413.5m (2001 417.0m, 2000 422.1m).

The weighted average number of Ordinary Shares in issue has been determined after excluding shares held in trust for employee share schemes.

Fully diluted earnings per Ordinary Share have been calculated using the weighted average number of shares in issue together with 3.6m (2001 3.1m, 2000 1.3m) potentially dilutive shares resulting from options granted under employee share schemes.

15. Loans and advances to banks
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                  2002       2001
                                                                                                                (GBP)m     (GBP)m
Repayable:
On demand                                                                                                        601.4      331.9
In not more than three months                                                                                  1,904.1      479.8
In more than three months but not more than one year                                                              18.0       59.0
In more than one year but not more than five years                                                                   -        2.0
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                               2,523.5      872.7
---------------------------------------------------------------------------------------------------------------------------------

The Group is required to maintain balances with the Bank of England, amounting to (GBP)31.2m (2001 (GBP)26.4m), which are included within the on demand balances above.

Notes to the Accounts

16. Loans and advances to customers
--------------------------------------------------------------------------------

                                                              2002         2001
                                                            (GBP)m       (GBP)m

Advances secured on residential property                  20,918.9     17,689.2
Other secured advances                                       786.8      1,059.2
Unsecured loans                                            2,892.9      2,049.6

--------------------------------------------------------------------------------

                                                          24,598.6     20,798.0
--------------------------------------------------------------------------------


Repayable:

On demand                                                      1.3          0.7
In not more than three months                                210.1        159.2
In more than three months but not more than one year         663.8        501.2
In more than one year but not more than five years         4,098.1      3,240.8
In more than five years                                   19,708.2     16,957.5
Less provisions (note 9)                                     (82.9)       (61.4)
--------------------------------------------------------------------------------

                                                          24,598.6     20,798.0
--------------------------------------------------------------------------------


17. Securitisation
------------------------------------------------------------------------------

Loans and advances to customers include portfolios of residential and commercial mortgage loans which are subject to non-recourse financing arrangements. The loans have been purchased by special purpose vehicles, which have primarily issued mortgage backed fixed and floating rate notes to finance the purchases.

The Group is not obliged to support any losses in respect of these mortgages, except as described below, nor does it intend to do so. This is clearly stated in the agreements with noteholders.

Northern Rock plc has made interest bearing subordinated loans to the special purpose vehicles, the repayments of which are subordinated to the claims of the noteholders. In addition, mortgage indemnity guarantee (MIG) insurance is provided to the vehicles purchasing residential mortgage loans by a subsidiary of Northern Rock plc. Northern Rock plc does not guarantee the liabilities of this subsidiary. In the Group accounts, a separate presentation of assets and liabilities has been adopted to the extent of the insurance cover provided by the subsidiary.

Northern Rock plc has an option to sell further mortgage loans to the special purpose vehicles where at the end of any interest period the rate of repayment of principal in the vehicle exceeds the level agreed at the date of sale of the loans. Northern Rock plc has no right or obligation to repurchase the benefit of any securitised loan except to the extent that the loan breaches representations and warranties given at the date of sale. It does, however, have the option to repurchase loans from the vehicles, on being offered the opportunity to do so by the vehicles, where the borrower requests a further advance or a change in product type.

Northern Rock plc has entered into a number of interest rate swaps with the vehicles. These convert interest flows from the mortgage loans into LIBOR based interest flows to match the interest flows payable on the floating rate notes.

During the year, Northern Rock plc assigned portfolios of residential mortgage loans with a book value of (GBP)6.6 billion to Granite Finance Trustees Limited. Granite Finance Funding Limited acquired, at book value, an interest in the trust property vested in Granite Finance Trustees Limited. This beneficial interest was acquired in two separate transactions, the first on 20 March 2002 for (GBP)2.4 billion and the second on 23 September 2002, for
(GBP)2.8 billion. Granite Finance Funding Limited funded its acquisitions through borrowings from its subsidiary companies, Granite Mortgages 02-1 plc and Granite Mortgages 02-2 plc. Both these companies principally funded their loans to Granite Finance Funding Limited through the issue of mortgage backed fixed and floating rate notes. The remaining beneficial interest in the residential mortgage loans held in trust by Granite Finance Trustees Limited belongs to Northern Rock plc, and amounted to (GBP)0.2 billion at 31 December 2002.

Notes to the Accounts

------------------------------------------------------------------------------

In addition, during 2002, Northern Rock plc assigned a portfolio of commercial mortgage loans with a book value of (GBP)524 million to Dolerite Mortgages Trustee Limited. Dolerite Funding No. 1 plc acquired, at book value, an interest in the trust property vested in Dolerite Mortgages Trustee Limited on 24 June 2002 for (GBP)500 million. This was funded by the issue of mortgage backed floating rate notes. The remaining beneficial interest in the commercial mortgage loans held in trust by Dolerite Mortgages Trustee Limited belongs to Northern Rock plc, and amounted to (GBP)44 million at 31 December 2002.

      Securitisation company        Date of securitisation         Gross assets securitised        Subordinated loans made by Group

                Residential:                                                          (GBP)m                                 (GBP)m
  Granite Mortgages 99-1 plc                1 October 1999                              600                                    10.8
  Granite Mortgages 00-1 plc                  1 March 2000                              750                                    13.1
  Granite Mortgages 00-2 plc             25 September 2000                            1,300                                    25.6
  Granite Mortgages 01-1 plc                 26 March 2001                            1,500(1)                                  4.7
  Granite Mortgages 01-2 plc             28 September 2001                            1,500(1)                                  8.9
  Granite Mortgages 02-1 plc                 20 March 2002                            2,420(1)                                 25.1
  Granite Mortgages 02-2 plc             23 September 2002                            2,748(1)                                 23.9

                 Commercial:
  Dolerite Funding No. 1 plc                  24 June 2002                              500                                    19.5

1 Represents the interest in the trust property at book value held by Granite Finance Funding Limited relating to the debt issued by these companies.

Northern Rock plc does not own directly or indirectly any of the share capital of these companies or of their parent. The Group receives administration fees for servicing the mortgage portfolios together with any residual income arising after the claims of the bondholders and other creditors are met.

An aggregated summary of the results for the years ended 31 December 2002, 2001 and 2000, and summarised balance sheets as at 31 December 2002 and 2001 for the above companies are set out below.

                                                                                               2002            2001            2000
                                                                                             (GBP)m          (GBP)m          (GBP)m

Interest receivable                                                                           415.3           245.6           110.5
Interest payable to third party note holders                                                 (323.7)         (205.4)          (96.1)
------------------------------------------------------------------------------------------------------------------------------------
Net interest receivable                                                                        91.6            40.2            14.4

Other income                                                                                    4.6             2.1             0.6
Administrative expenses to third parties                                                       (0.2)           (0.1)            -
Provisions for bad and doubtful debts                                                          (4.7)           (2.5)           (1.4)
------------------------------------------------------------------------------------------------------------------------------------

Profit for the financial period                                                                91.3            39.7            13.6
Interest payable to Northern Rock plc                                                         (53.8)          (22.5)           (2.0)
Administrative expenses and deferred purchase consideration payable to Northern Rock plc      (37.5)          (17.2)          (11.6)
------------------------------------------------------------------------------------------------------------------------------------

Profit for the financial period                                                                 -               -               -
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                               2002            2001
                                                                                                             (GBP)m          (GBP)m

Loans and advances to banks                                                                                   680.9           304.0
Loans and advances to customers                                                                             8,975.1         4,560.9
Amounts owed by Group companies                                                                                62.7            11.2
------------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                                                9,718.7         4,876.1
------------------------------------------------------------------------------------------------------------------------------------

Debt securities in issue                                                                                    9,464.9         4,768.9
Amounts owed to Group companies                                                                               205.4            95.5
Other liabilities                                                                                              48.4            11.7
------------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                                           9,718.7         4,876.1
------------------------------------------------------------------------------------------------------------------------------------

The profit for the financial period is included in the Group Profit and Loss Account under the heading, 'Other Operating Income'. The securitisation companies are accounted for as quasi subsidiaries (see note 1).

Notes to the Accounts

17.  Securitisation (continued)
-------------------------------------------------------------------------------------------------------------------------------

The balance sheets above reconcile to the linked presentation in the Group balance sheet as follows:

                                                                                                       2002               2001
                                                                                                     (GBP)m             (GBP)m

Loans and advances to banks                                                                           680.9              304.0
Loans and advances to customers                                                                     8,975.1            4,560.9
Other liabilities                                                                                     (48.4)             (11.7)
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                    9,607.6            4,853.2
-------------------------------------------------------------------------------------------------------------------------------


Debt securities in issue                                                                            9,464.9            4,768.9
Maximum extent of insurance cover provided by subsidiary                                             (210.3)             (61.9)
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                    9,254.6            4,707.0
-------------------------------------------------------------------------------------------------------------------------------




18. Debt securities
-------------------------------------------------------------------------------------------------------------------------------
                                                                                     2002                                  2001
                                                                Book               Market              Book              Market
                                                               value                value             value               value
                                                              (GBP)m               (GBP)m            (GBP)m              (GBP)m
Investment securities Issued by public bodies:

   Government securities                                       959.2                996.9           1,043.0            1,053.8
Issued by other issuers:
   Bank and building society certificates of deposit           241.6                241.6             312.5              312.7
   Other debt securities                                     2,649.8              2,668.5           2,185.6            2,201.4
-------------------------------------------------------------------------------------------------------------------------------

                                                             3,850.6              3,907.0           3,541.1            3,567.9
-------------------------------------------------------------------------------------------------------------------------------

Listed                                                       3,520.0              3,576.3           3,049.0            3,075.6
Unlisted                                                       330.6                330.7             492.1              492.3
-------------------------------------------------------------------------------------------------------------------------------

                                                             3,850.6              3,907.0           3,541.1            3,567.9
-------------------------------------------------------------------------------------------------------------------------------


Included in debt securities are assets valued at (GBP)55.8m (2001 (GBP)86.1m) that are subject to sale and repurchase agreements.

Notes to the Accounts

18. Debt Securities (continued)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             2002             2001
                                                                                                           (GBP)m           (GBP)m

Due within one year                                                                                         771.1            656.3
Due one year and over                                                                                     3,079.5          2,884.8
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                          3,850.6          3,541.1
-----------------------------------------------------------------------------------------------------------------------------------

Unamortised premiums and discounts                                                                           31.8             62.7
-----------------------------------------------------------------------------------------------------------------------------------


The movement on debt securities during the year was as follows:

                                                                                                                            (GBP)m

Cost:
At 1 January 2002                                                                                                          3,543.6
Acquisitions                                                                                                                 299.5
Additions                                                                                                                  3,228.0
Disposals                                                                                                                 (3,153.6)
Premiums net of discounts charged in the year                                                                                (18.9)
-----------------------------------------------------------------------------------------------------------------------------------
Exchange adjustments                                                                                                         (44.4)

At 31 December 2002                                                                                                        3,854.2
-----------------------------------------------------------------------------------------------------------------------------------

Provisions:
At 1 January 2002                                                                                                              2.5
Charged in year                                                                                                                1.1
-----------------------------------------------------------------------------------------------------------------------------------

At 31 December 2002                                                                                                            3.6
-----------------------------------------------------------------------------------------------------------------------------------

Net book amount:
At 31 December 2002                                                                                                        3,850.6
-----------------------------------------------------------------------------------------------------------------------------------

At 31 December 2001                                                                                                        3,541.1
-----------------------------------------------------------------------------------------------------------------------------------


All debt securities are held with the intention of use on a continuing basis in the Group's activities and are classified as financial fixed assets.

19. Equity shares and other variable yield securities
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                 2002                        2001
                                                                                    Book       Market         Book         Market
                                                                                   value        value        value          value
                                                                                  (GBP)m       (GBP)m       (GBP)m         (GBP)m
Investment securities
Listed                                                                             396.8        392.5        361.5          362.5
Unlisted                                                                            17.9         17.9         10.1           10.1
----------------------------------------------------------------------------------------------------------------------------------

                                                                                   414.7        410.4        371.6          372.6
----------------------------------------------------------------------------------------------------------------------------------


                                                               F-25

Notes to the Accounts

-------------------------------------------------------------------------------

The movement on equity shares and other variable yield securities during the year was as follows:

                                                                        (GBP)m

Cost:
At 1 January 2002                                                        371.6
Additions                                                                 95.9
Disposals                                                                (27.0)
Exchange adjustments                                                     (24.3)
-------------------------------------------------------------------------------

At 31 December 2002                                                      416.2
-------------------------------------------------------------------------------

Provisions:
At 1 January 2002                                                            -
Charged in year                                                            1.5
-------------------------------------------------------------------------------

At 31 December 2002                                                        1.5
-------------------------------------------------------------------------------

Net book amount:
At 31 December 2002                                                      414.7
-------------------------------------------------------------------------------

At 31 December 2001                                                      371.6
-------------------------------------------------------------------------------

All equity shares and other variable yield securities are held with the intention of use on a continuing basis in the Group's activities and are classified as financial fixed assets.



20.  Shares in Group undertakings
-------------------------------------------------------------------------------

                                                                        Company
                                                                         (GBP)m

Cost:
At 1 January 2002                                                         85.6
Additions                                                                135.2
Disposals                                                                 (3.5)
Amounts written off during the year                                       (0.1)
-------------------------------------------------------------------------------

At 31 December 2002                                                      217.2
-------------------------------------------------------------------------------



Provisions:
At 1 January 2002                                                          4.4
Amounts written off during the year                                       (0.1)
-------------------------------------------------------------------------------

At 31 December 2002                                                        4.3
-------------------------------------------------------------------------------


Net book amount:
At 31 December 2002                                                      212.9
-------------------------------------------------------------------------------

At 31 December 2001                                                       81.2
-------------------------------------------------------------------------------

Notes to the Accounts

------------------------------------------------------------------------------

The principal subsidiaries of Northern Rock plc at 31 December 2002 are listed below, all of which are directly held and wholly owned by the Company, and all of which operate in their country of incorporation or registration.

                                                                                                    Country of
                                                                            Nature of            incorporation
                                                                             Business          or registration

Northern Rock Mortgage Indemnity            Provision of mortgage indemnity insurance                 Guernsey
Company Limited

Northern Rock (Guernsey) Limited                                 Retail deposit taker                 Guernsey

In addition, Granite Mortgages 99-1 plc, Granite Mortgages 00-1 plc, Granite Mortgages 00-2 plc, Granite Mortgages 01-1 plc , Granite Mortgages 01-2 plc, Granite Mortgages 02-1 plc, Granite Mortgages 02-2 plc and Dolerite Funding No. 1 plc, all companies incorporated in England and Wales, and Granite Finance Funding Limited, Granite Finance Trustees Limited and Dolerite Mortgages Trustee Limited, all companies incorporated in Jersey, have been accounted for as quasi-subsidiaries (see note 1).

Northern Rock plc acquired all the issued share capital of Legal & General Bank Limited and Legal and General Mortgage Services Limited on 1 August 2002. On 9 November 2002 the assets and undertakings of each of these companies were transferred to Northern Rock plc, and neither have any continuing operations.

21. Intangible fixed assets
-------------------------------------------------------------------------------

Goodwill

                                                                        (GBP)m

Cost:
At 1 January 2002                                                            -
Additions (see note 41)                                                   35.8
-------------------------------------------------------------------------------

At 31 December 2002                                                       35.8
-------------------------------------------------------------------------------


Amortisation:
At 1 January 2002                                                            -
Charge for the year                                                        1.5
-------------------------------------------------------------------------------

At 31 December 2002                                                        1.5
-------------------------------------------------------------------------------


Net book amount:
At 31 December 2002                                                       34.3
-------------------------------------------------------------------------------

At 31 December 2001                                                          -
-------------------------------------------------------------------------------

Notes to the Accounts

22.  Tangible fixed assets
----------------------------------------------------------------------------------------------------------------------------------

                                                Land and buildings                    Equipment,
                                                                                       fixtures,            Assets in
                                                        Long            Short         fittings &        the course of
                                     Freehold      leasehold        leasehold           vehicles         construction        Total
                                       (GBP)m         (GBP)m           (GBP)m             (GBP)m               (GBP)m       (GBP)m
Cost:

At 1 January 2002                        62.5           12.3              5.3               77.5                 11.0        168.6
Additions                                 0.6            -                0.3               25.0                 25.2         51.1
Disposals                                (2.7)          (0.3)            (0.2)              (3.1)                 -           (6.3)
----------------------------------------------------------------------------------------------------------------------------------

At 31 December 2002                      60.4           12.0              5.4               99.4                 36.2        213.4
----------------------------------------------------------------------------------------------------------------------------------

Depreciation and amortisation:
At 1 January 2002                         8.6            5.0              4.6               33.0                  -           51.2
Charged in year                           0.6            0.2              0.2               12.4                  -           13.4
Adjustments arising on disposals         (1.1)           -               (0.2)              (2.6)                 -           (3.9)
----------------------------------------------------------------------------------------------------------------------------------

At 31 December 2002                       8.1            5.2              4.6               42.8                  -           60.7
----------------------------------------------------------------------------------------------------------------------------------

Net book amount:
At 31 December 2002                      52.3            6.8              0.8               56.6                 36.2        152.7
----------------------------------------------------------------------------------------------------------------------------------

At 31 December 2001                      53.9            7.3              0.7               44.5                 11.0        117.4
----------------------------------------------------------------------------------------------------------------------------------

Land and buildings occupied for own use: 2002 (GBP)59.9m (2001 (GBP)60.4m).


23.  Other assets
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                 2002         2001
                                                                                                               (GBP)m       (GBP)m

Deferred taxation                                                                                                   -          2.4
Own shares                                                                                                       44.5         26.3
Other assets                                                                                                     79.9         29.3
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                124.4         58.0
----------------------------------------------------------------------------------------------------------------------------------


Own shares represents the amortised cost of shares acquired by employee share ownership plans ('ESOPs').

Northern Rock plc sponsors The Northern Rock Employee Trust, The Northern Rock Employee Profit Sharing Scheme and The Northern Rock Qualifying Employee Share Ownership Trust which are discretionary trusts for the benefit of employees and former employees of Northern Rock plc. The Company has provided funds to the trustees to enable them to purchase Northern Rock plc Ordinary Shares, which are used to satisfy options granted by the Company or to meet commitments arising under other employee share schemes. The cost of providing these shares is charged to the profit and loss account on a systematic basis over the period that the employees are expected to benefit. In accordance with the rules of The Northern Rock Qualifying Employee Share Ownership Trust, dividends on shares held by that trust are waived. At 31 December 2002 this trust held 3,334,182 shares (2001 2,808,182, 2000 2,900,000).

Notes to the Accounts

------------------------------------------------------------------------------

At 31 December 2002, a total of 9,841,452 shares were held by the trustees (2001 6,971,136, 2000 3,221,863) with a market value of (GBP)65.0m (2001
(GBP)44.0m, 2000 (GBP)13.9m). These shares are excluded from the weighted average number of Ordinary Shares when calculating earnings per Ordinary Share (see note 14).

The full movement on deferred taxation recoverable/(payable) was as follows:

                                                                                           2002                        2001
                                                                                         (GBP)m                      (GBP)m

At 1 January                                                                                2.4                        12.5
On acquisition during year                                                                  1.8                         -
Charge for year                                                                            (7.6)                      (10.1)
----------------------------------------------------------------------------------------------------------------------------

At 31 December                                                                             (3.4)                        2.4
----------------------------------------------------------------------------------------------------------------------------


The amounts recoverable/(payable) in respect of deferred taxation relate to:

                                                                                           2002                        2001
                                                                                         (GBP)m                      (GBP)m

Excess of capital allowances over depreciation                                             (5.8)                       (6.4)
Other timing differences                                                                    2.4                         8.8
----------------------------------------------------------------------------------------------------------------------------

                                                                                           (3.4)                        2.4
----------------------------------------------------------------------------------------------------------------------------


24. Prepayments and accrued income
----------------------------------------------------------------------------------------------------------------------------

                                                                                           2002                        2001
                                                                                         (GBP)m                      (GBP)m

Deferred mortgage incentives                                                              257.5                       230.7
Accruals on derivatives                                                                   141.7                       143.1
Accrued interest                                                                           61.5                        57.5
Pension fund prepayment                                                                    32.1                           -
Other                                                                                     109.9                        62.6
----------------------------------------------------------------------------------------------------------------------------

                                                                                          602.7                       493.9
----------------------------------------------------------------------------------------------------------------------------

Included above:
Deferred mortgage incentives chargeable to profit and loss account in more than one year  143.0                       133.6
----------------------------------------------------------------------------------------------------------------------------

The movements on deferred mortgage incentives were as follows:

                                                                                           2002                        2001
                                                                                         (GBP)m                      (GBP)m

At 1 January                                                                              230.7                       209.5
On acquisition during the year                                                              1.5                         -
Additions                                                                                 263.0                       217.7
Amortisation                                                                             (237.7)                     (196.5)
----------------------------------------------------------------------------------------------------------------------------

At 31 December                                                                            257.5                       230.7
----------------------------------------------------------------------------------------------------------------------------

Additions to deferred mortgages incentives in the year is the amount that would have been charged to the profit and loss account for the year if incentives were not being amortised.

Notes to the Accounts

25. Deposits by banks
-----------------------------------------------------------------------------------------------------------------------

                                                                                     2002                         2001
                                                                                   (GBP)m                       (GBP)m
Repayable:
On demand                                                                            47.7                          2.5
In not more than three months                                                       933.0                        781.2
In more than three months but not more than one year                                 66.0                         12.5
In more than one year but not more than five years                                   36.5                         70.6
In more than five years                                                             122.0                        122.0
-----------------------------------------------------------------------------------------------------------------------

                                                                                  1,205.2                        988.8
-----------------------------------------------------------------------------------------------------------------------


26. Customer accounts
-----------------------------------------------------------------------------------------------------------------------

                                                                                     2002                         2001
                                                                                   (GBP)m                       (GBP)m

Retail funds and deposits                                                        15,336.1                     13,370.2
Other customer accounts                                                           2,608.2                      2,450.8
-----------------------------------------------------------------------------------------------------------------------

                                                                                 17,944.3                     15,821.0
-----------------------------------------------------------------------------------------------------------------------

Repayable:
On demand                                                                         6,607.6                      4,655.9
In not more than three months                                                     5,778.7                      4,933.5
In more than three months but not more than one year                              3,042.7                      3,658.8
In more than one year but not more than five years                                2,515.2                      2,569.7
In more than five years                                                               0.1                          3.1
-----------------------------------------------------------------------------------------------------------------------

                                                                                 17,944.3                     15,821.0
-----------------------------------------------------------------------------------------------------------------------

The above amounts include balances on accounts on which an interest penalty option is available to investors requiring immediate withdrawals as follows:

                                                                                     2002                         2001
                                                                                   (GBP)m                       (GBP)m

In not more than three months                                                     3,547.5                      2,623.3
In more than three months but not more than one year                              2,728.4                      3,487.1
In more than one year but not more than five years                                2,307.6                      2,489.3
In more than five years                                                                 -                          3.1


                                                         F-30

Notes to the Accounts

27. Debt securities in issue
---------------------------------------------------------------------------------------------------------------------

                                                                                    2002                         2001
                                                                                  (GBP)m                       (GBP)m

Bonds and medium term notes                                                      5,197.0                      4,022.5
Other debt securities in issue                                                   4,649.0                      2,965.3
---------------------------------------------------------------------------------------------------------------------

                                                                                 9,846.0                      6,987.8
---------------------------------------------------------------------------------------------------------------------

Debt securities in issue are repayable as follows:

Bonds and medium term notes
In not more than three months                                                      942.6                        640.6
In more than three months but not more than one year                             1,212.1                      1,116.8
In more than one year but not more than two years                                1,309.5                        575.3
In more than two years but not more than five years                              1,497.8                      1,452.1
In more than five years                                                            235.0                        237.7
---------------------------------------------------------------------------------------------------------------------

                                                                                 5,197.0                      4,022.5
---------------------------------------------------------------------------------------------------------------------

Other debt securities in issue
In not more than three months                                                    3,653.2                      2,696.5
In more than three months but not more than one year                               974.8                        202.8
In more than one year but not more than two years                                   20.0                         66.0
In more than two years but not more than five years                                  1.0                            -
---------------------------------------------------------------------------------------------------------------------

                                                                                 4,649.0                      2,965.3
---------------------------------------------------------------------------------------------------------------------

28.  Other liabilities
---------------------------------------------------------------------------------------------------------------------

                                                                                    2002                         2001
                                                                                  (GBP)m                       (GBP)m
Amounts falling due within one year:
Income tax on interest                                                              16.6                         13.8
Corporation tax                                                                     55.0                         55.7
Other taxation and social security                                                   4.4                          4.2
Dividends payable                                                                   56.6                         47.3
Other creditors                                                                    261.2                        102.2
---------------------------------------------------------------------------------------------------------------------

                                                                                   393.8                        223.2
---------------------------------------------------------------------------------------------------------------------


29. Accruals and deferred income
---------------------------------------------------------------------------------------------------------------------

                                                                                    2002                         2001
                                                                                  (GBP)m                       (GBP)m

Accrued interest                                                                   350.0                        374.0
Accruals on derivatives                                                             32.2                          7.5
Deferred income                                                                     13.5                         21.3
Other accruals                                                                      47.7                         28.0
---------------------------------------------------------------------------------------------------------------------

                                                                                   443.4                        430.8
---------------------------------------------------------------------------------------------------------------------


                                                        F-31

Notes to the Accounts

30.  Subordinated liabilities
--------------------------------------------------------------------------------

                                                              2002         2001
                                                            (GBP)m       (GBP)m
Dated
Subordinated floating rate notes due 2006                        -         25.0
5.625% Subordinated bonds due 2015                           300.0            -
11.734% Subordinated loan due 2016                            20.0         20.0
5.75% Subordinated bonds due 2017                            250.0            -
10 3/8% Subordinated bonds due 2018                           50.0         50.0
9 3/8% Subordinated bonds due 2021                           149.2        149.2

Undated
12 5/8% Perpetual subordinated notes                          19.8         19.8
--------------------------------------------------------------------------------
8% Undated subordinated notes                                 61.5         61.5
6.75% Fixed rate step-up undated subordinated notes          200.0        200.0
Floating rate undated subordinated notes                      69.0         69.0
--------------------------------------------------------------------------------
                                                           1,119.5        594.5
--------------------------------------------------------------------------------

The subordinated floating rate notes due 2006 were redeemed on 9 January 2002. Interest was payable at 0.55% above 3 month LIBOR.

The 5.625% subordinated bonds due 2015 are not redeemable in the ordinary course of business before 13 January 2010.

The 11.734% subordinated loan due 2016 is repayable in five equal annual instalments from 2012 to 2016.

The 5.75% subordinated bonds due 2017 are not redeemable in the ordinary course of business before 28 February 2012.

The 10 3/8% subordinated bonds due 2018 are not redeemable in the ordinary course of business before 25 March 2018.

The 9 3/8% subordinated bonds due 2021 are not redeemable in the ordinary course of business before 17 October 2021.

The 12 5/8% perpetual subordinated notes were created on the transfer of business from Northern Rock Building Society and were issued to holders of Permanent Interest Bearing Shares of the Society.

The 8% undated subordinated notes are denominated in US dollars; the proceeds have been swapped into sterling. The notes are not redeemable in the ordinary course of business before 15 June 2004.

The 6.75% fixed rate step-up undated subordinated notes are not redeemable in the ordinary course of business before 17 June 2024.

The floating rate undated subordinated notes are denominated in US dollars; the proceeds have been swapped into sterling. They are not redeemable in the ordinary course of business before 23 February 2011. Interest is payable at 1% above 3 month US LIBOR.

All subordinated liabilities, other than the 8% undated subordinated notes and the floating rate undated subordinated notes, are denominated in sterling. All are ranked equally between and within issues.

The rights of repayment of holders of subordinated liabilities are subordinated to the claims of other creditors.

The dated subordinated liabilities are repayable as follows:

                                                              2002         2001
                                                            (GBP)m       (GBP)m

In more than two years but not more than five years              -         25.0
--------------------------------------------------------------------------------
In more than five years                                      769.2        219.2

                                                             769.2        244.2
-------------------------------------------------------------------------------

Notes to the Accounts

31. Reserve capital instruments
------------------------------------------------------------------------------

The reserve capital instruments were issued for a value of (GBP)200m on 21 September 2000 and are undated. A further (GBP)100m was issued in May 2001. They carry a coupon of 8.399% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to declare the coupon, the holder will receive a cash payment equivalent to the coupon which, at Northern Rock's option, will be achieved either by the payment of cash directly, or by the issue of Ordinary Shares in Northern Rock which, when sold by a trustee in the market, will produce an amount equal to the cash payment. If Northern Rock elects to defer the coupon, it may not declare or pay a dividend on any share until the deferred coupons are satisfied. Deferred coupons and any interest accruing thereon can only be satisfied through the issue of shares. The coupon has been swapped into a variable rate payment.

Northern Rock has a call option after 15 years, which it can only exercise with the consent of The Financial Services Authority. If the issue is not called, the coupon resets to yield 4.725% above the prevailing 5-year benchmark Gilt rate.

The maximum amount of reserve capital instruments permitted to be included in Tier 1 for regulatory capital purposes is 15% of overall Tier 1 capital. Any excess is allocated to Upper Tier 2 capital.

32. Tier one notes
------------------------------------------------------------------------------

The tier one notes were issued for a value of (GBP)200m on 21 August 2002 and are undated. They carry a coupon of 7.053% payable annually in arrears on 21 September each year. At each payment date Northern Rock will decide whether to declare or defer the coupon. If Northern Rock decides to defer the coupon, this can then only be satisfied upon the date on which the issue is redeemed. No interest will accrue on any deferred coupon. If Northern Rock defers the coupon, it may not pay a dividend on any share or pay any coupon on the reserve capital instruments, nor redeem or repurchase any of its share capital or reserve capital instruments until it next makes a coupon payment for the tier one notes. Deferred coupons can only be satisfied through the issue of ordinary shares.

The coupon has been swapped into a variable rate payment.

Northern Rock has a call option after 25 years, which it can only exercise with the consent of The Financial Services Authority. If the issue is not called, the coupon resets to yield 1.835% above 6-month LIBOR.

The full amount of tier one notes is permitted for inclusion within Tier 1 for regulatory capital purposes.

Notes to the Accounts

33. Called up share capital
------------------------------------------------------------------------------------------------------------------------------------

                                                Ordinary      Foundation                   Ordinary        Foundation
                                               Shares of       Shares of                  Shares of         Shares of
                                                25p each        25p each        Total      25p each          25p each         Total
                                                  Number          Number       Number        (GBP)m            (GBP)m        (GBP)m
Authorised:

At 31 December 2002 and 31 December 2001          614.0m          104.5m       718.5m         153.5              26.1         179.6
                                                                                                                                  -
------------------------------------------------------------------------------------------------------------------------------------

Issued and fully paid:

At 31 December 2002 and 31 December 2001          421.2m           74.4m       495.6m         105.3              18.6         123.9
------------------------------------------------------------------------------------------------------------------------------------

The Foundation Shares are held by The Northern Rock Foundation. These shares carry no rights to dividends but rank pari passu with the Ordinary Shares in respect of other distributions and in the event of a winding up. Because they carry no rights to dividends, they have been omitted in the calculation of earnings per share (see note 14). These shares do not confer any rights in relation to attendance or voting at any general meeting of the Company.

The following options to acquire Ordinary Shares were outstanding at 31 December 2002 under savings related share option schemes:

- 57,451 (31 December 2001 61,322) at an option price of 381p per share exercisable on various dates up to 2005
- 2,914,520 (31 December 2001 2,977,031) at an option price of 215p per share exercisable on various dates up to 2007

At 31 December 2002, options to acquire 1,278,119 Ordinary Shares (31 December 2001 2,217,902) were outstanding under the Northern Rock Employee Share Option Scheme at an option price of 618p per share. These options became exercisable on 1 June 2001 and may be exercised until 2008.

At 31 December 2002, options to acquire 3,602,000 Ordinary Shares (31 December 2001 Nil) were outstanding under the Northern Rock Employee Share Option Scheme at an option price of 641p per share. These options are exercisable between 2005 and 2012.

34.  Reserves
------------------------------------------------------------------------------------------------------------------------------------

                                                                                              Share           Capital   Profit and
                                                                                            premium        redemption         loss
                                                                                            account           reserve      account
                                                                                             (GBP)m            (GBP)m       (GBP)m

At 1 January 2002                                                                               6.8               7.3        925.3
Retained profit                                                                                   -                 -        146.3
------------------------------------------------------------------------------------------------------------------------------------

At 31 December 2002                                                                             6.8               7.3      1,071.6
------------------------------------------------------------------------------------------------------------------------------------


35. Reconciliation of movements in shareholders' funds
------------------------------------------------------------------------------------------------------------------------------------

                                                                                               2002              2001          2000
                                                                                                        (as restated) (as restated)
                                                                                             (GBP)m            (GBP)m        (GBP)m

Profit retained                                                                               146.3             121.8         114.7
Proceeds from sale of surplus unclaimed shares                                                    -              16.0           -
Repurchase of shares                                                                              -                 -         (89.3)
Shares issued                                                                                     -                 -           5.2
Reversal of accrued dividends on repurchased shares                                               -                 -           2.1
------------------------------------------------------------------------------------------------------------------------------------

Net addition to shareholders' funds                                                           146.3             137.8          32.7
Opening shareholders' funds                                                                 1,063.3             925.5         892.8
------------------------------------------------------------------------------------------------------------------------------------

Closing shareholders' funds                                                                 1,209.6           1,063.3         925.5
------------------------------------------------------------------------------------------------------------------------------------


                                                                F-34

Notes to the Accounts

------------------------------------------------------------------------------

Ordinary shares were issued at conversion and held in trust to meet any claims from potential shareholders entitled to free shares who had failed to claim them before conversion. The remaining 3,778,500 of such shares were sold on 1 February 2001 at a price of 465p per share.

To the extent that it is now believed that the shares are surplus to expected further claims, the proceeds on sale, together with unclaimed dividends, have been transferred to the profit and loss account reserve. The proceeds on sale are non distributable. Where it is believed that valid claims may be made, the proceeds of sale and unclaimed dividends have been retained as a liability within `Other Liabilities'.

36. Guarantees and other financial commitments
------------------------------------------------------------------------------

(i) The Company has an obligation under the Building Societies Act 1986, as successor company to Northern Rock Building Society, to honour the financial commitments of its subsidiaries and associated bodies linked by resolution, incurred prior to 11 June 1996 insofar as those bodies are unable to discharge them out of their own assets. The Company has agreed to continue this obligation in respect of liabilities of Northern Rock (Guernsey) Limited.
(ii) The Company has given indemnities to the National House Building Council in respect of certain of its house building operations.
(iii) Capital commitments at 31 December in respect of authorised expenditure were as follows:

                                                         2002            2001
                                                       (GBP)m          (GBP)m

Contracted for                                            6.0            34.6
-----------------------------------------------------------------------------

(iv) Leasing commitments at 31 December in respect of annual commitments under operating leases are as follows:

                                                         2002            2001
                                                       (GBP)m          (GBP)m
Land and buildings
Leases which expire:
Within one year                                           0.4             0.2
In one to five years                                      0.3             0.5
Over five years                                           3.1             3.1
-----------------------------------------------------------------------------

                                                          3.8             3.8
-----------------------------------------------------------------------------

Other operating leases
Leases which expire:
Within one year                                           0.5             0.1
In one to five years                                      4.0             4.2
-----------------------------------------------------------------------------

                                                          4.5             4.3
-----------------------------------------------------------------------------


(v)    Memorandum items

                                                         2002            2001
                                                       (GBP)m          (GBP)m
Commitments:

Irrevocable undrawn loan facilities                     519.6           228.9
-----------------------------------------------------------------------------

Notes to the Accounts

37. Derivatives and other financial instruments
------------------------------------------------------------------------------

The Group's approach to risk management and the related use of derivative instruments is described below.

Risk management

Management of risk is fundamental to the business of banking and is an integral part of the Group's strategic focus. The Group's risk management governance structure begins with oversight responsibility by the Board of Directors. Assisting the Board, the Audit Committee of Non-Executive Directors advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group and reports to the Board on both financial and non-financial controls. The Risk Committee comprising six Non-Executive Directors and the Executive Directors reviews the key risks inherent in the business and the system of control necessary to manage such risks.

Beneath this, the Asset and Liability Committee, which comprises the Executive Directors, the Company Secretary and five other senior executives, has been delegated the responsibility to oversee the management and review of the balance sheet risk and liquidity profiles. The Asset and Liability Committee is supported by the director of Risk.

The director of Risk reports on and monitors risks throughout the Group and assists operational business areas in the formulation and implementation of appropriate risk management policies, methodologies and infrastructures. Each business area is responsible for the identification and quantification of their particular operational and credit risk exposures and implementing risk management policies and procedures agreed by the Board.

Credit risk

Credit risk is the potential risk of financial loss arising from the failure of a customer or counterparty to settle its financial and contractual obligations.

The overall day-to-day management of credit risk is delegated to individual business areas. Each business area utilises various qualitative and quantitative techniques to measure and manage their respective credit risk exposures. This includes the use of various credit risk mitigation techniques such as netting.

The customer loan risk management process incorporates sophisticated credit scoring systems to differentiate the credit risk associated with residential mortgage loans and unsecured loans, both at individual transaction and portfolio levels.

Credit exposure limits for corporates and financial institutions are primarily based on the credit ratings assigned by the rating agencies. Credit limits are monitored by the Asset and Liability Committee to ensure they remain within authorised counterparty credit limits as detailed in the Credit Risk Policy Statement approved by the Board of Directors.

Liquidity risk

Liquidity risk arises from the mismatch in the cash flows generated from on balance sheet assets and liabilities, and the interest flows of off balance sheet instruments.

The Board of Directors has approved a Liquidity Policy statement which is compliant with the supervisory framework set by The Financial Services Authority ("FSA"). These policies ensure that the Group is able to meet retail deposit withdrawals - either on demand or at contractual maturity - to repay wholesale borrowings as they mature and to meet current lending objectives. This is achieved by managing a diversified portfolio of high quality liquid assets, and a balanced maturity profile of wholesale and retail funds. Regular reports are made to the FSA detailing the Group's sterling stock liquidity.

Operational risk

Operational risk is the potential risk of financial loss or impairment to reputation arising from failures in operational processes or the systems that support them. To minimise operational risk, the Group maintains a system of control commensurate with the characteristics of the business and markets in which the Group operates, best practice principles and regulatory considerations. Where necessary, the Asset and Liability Committee will establish a project team, comprising senior business line managers, to devise and implement a suitable action plan to mitigate specific operational risk exposures.

------------------------------------------------------------------------------

Market risk

Market risk is the risk to earnings arising from changes in interest rates, foreign exchange rates and the price of financial securities.

(i) Interest rate risk

As a U.K. based mortgage institution, Northern Rock offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate exposures.

The Board of Directors has approved a Balance Sheet Structural Risk Management and Hedging Policy Statement that details the policies, procedures and controls for managing risk, including interest rate risk and the use of derivatives. This policy is reviewed regularly by the Asset and Liability Committee which is responsible for ensuring that balance sheet exposures are managed within the Group's policies and operational limits.

All structural interest rate risk positions and interest rate sensitivity tests are reported to the Asset and Liability Committee on a regular basis.

(ii) Currency risk

In addition to raising funds through the sterling money markets, capital markets and domestic retail savings market, the Group raises funds through issuing Euro Commercial Paper, U.S. Dollar Commercial Paper, non-sterling denominated medium-term debt securities and non-sterling denominated retail funds. The Group's policy is to fully hedge any exchange rate exposures by using cross-currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency. Any non-sterling denominated assets are also fully hedged in this manner or matched with non-sterling denominated liabilities.

Derivatives

The Board of Directors has authorised the use of derivative instruments for the purpose of supporting the strategic and operational business activities of the Group and reducing the risk of loss arising from changes in interest rates and exchange rates. All use of derivative instruments within Northern Rock is to hedge risk exposure, and the Group takes no trading positions in derivatives.

For the purpose of reducing interest rate risk and currency risk, the Group uses a number of derivative instruments. These comprise interest rate swaps, interest rate options, forward rate agreements, interest rate and bond futures, currency swaps and forward foreign exchange contracts. The objective, when using any derivative instrument, is to ensure that the risk to reward profile of any transaction is optimised. Where either an off balance sheet derivative instrument or an on balance sheet asset or liability could be used for a specific purpose, or where more than one derivative instrument could be used, the Group will select the instrument which optimises the following conditions:

o    Minimise capital utilisation;
o    Maximise income or minimise cost;
o    Maximise liquidity;
o    Minimise administrative and accounting complexity; and
o    Minimise the Group's tax liability.

Notes to the Accounts

------------------------------------------------------------------------------

The benefits of using off balance sheet derivative instruments are measured by examining the anticipated consequences of not hedging the perceived risk in terms of revenue or capital loss.

The following table summarises activities undertaken by Northern Rock, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed using on balance sheet instruments as part of an integrated approach to risk management.

Activity                                              Risk                                    Type of hedge
------------------------------------------------------------------------------------------------------------------------------------
Management of the return on variable rate assets      Reduced profitability due to            Receive fixed interest rate swaps
                                                      falls in short-term interest rates      Purchase interest rate options

Fixed-rate lending                                    Sensitivity to increases in             Pay fixed interest rate swaps
                                                      interest rates
                                                                                              Purchase interest rate caps

                                                      Sensitivity to decreases in medium/     Impose early repayment
                                                      long-term interest rates, resulting     penalty charges
                                                      in prepayment

Fixed-rate retail and wholesale funding               Sensitivity to falls in short-term      Receive fixed interest rate swaps
                                                      interest rates

Fixed-rate asset investments                          Sensitivity to increase in interest     Pay fixed interest rate swaps
                                                      rates

Investment in foreign currency assets                 Sensitivity to strengthening of         Cross-currency swaps
                                                      sterling against other currencies       Foreign currency funding

Issuance of bonds in foreign currencies               Sensitivity to weakening of sterling    Cross-currency swaps
                                                      against other currencies

Interest earned on foreign currency denominated       Sensitivity to strengthening of         Forward foreign exchange contracts
debt securities                                       sterling against other currencies
                                                                                              Purchase currency options


                                                                F-38

Notes to the Accounts

------------------------------------------------------------------------------

Derivatives which are combinations of more basic transactions (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features, for example medium-term note issues based on equity indices or a multiple of an underlying floating market rate. In such cases the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore fully hedged. Credit risk on these contracts is monitored within tightly defined risk limits on the basis of the contractual terms of the instruments, rather than the face or contract amount.

The vast majority of the Group's derivatives activity is contracted with banks and other financial institutions.

The table below shows the underlying principal amount, the credit risk weighted amount and the replacement cost of derivatives by type of contract. The replacement cost effectively equates to the maximum amount of accounting loss the Group would incur if any party to the derivative contract failed to perform to its terms. The credit risk weighted amounts have been calculated according to rules specified by the Financial Services Authority and the replacement cost obtained by marking to market contracts and aggregating those with a positive value.

                                     Underlying            Risk                           Underlying          Risk
                                      principal        weighted         Replacement        principal      weighted       Replacement
                                         amount          amount                cost           amount        amount              cost
                                           2002            2002                2002             2001          2001              2001
                                         (GBP)m          (GBP)m              (GBP)m           (GBP)m        (GBP)m            (GBP)m
Interest rate contracts:
Interest rate swaps
     1 year or less                     7,686.7             2.7                12.7          5,726.2           5.5              25.8
     1 - 5 years                       10,853.6            24.2                54.5          8,259.0          17.4              39.8
     over 5 years                       2,608.5            38.1               151.2          1,088.3          18.3              75.2
Forward rate agreements
     1 year or less                       325.0               -                 1.0                -             -                 -
     1 - 5 years                              -               -                   -                -             -                 -
     over 5 years                             -               -                   -                -             -                 -
Exchange traded futures
     1 year or less                       638.0               -                   -                -             -                 -
     1 - 5 years                              -               -                   -                -             -                 -
     over 5 years                             -               -                   -                -             -                 -
Caps, floors and options
     1 year or less                           -               -                   -             10.0             -                 -
     1 - 5 years                              -               -                   -                -             -                 -
     over 5 years                             -               -                   -                -             -                 -
------------------------------------------------------------------------------------------------------------------------------------

                                       22,111.8            65.0               219.4         15,083.5          41.2             140.8
------------------------------------------------------------------------------------------------------------------------------------

Exchange rate contracts:
Cross currency swaps
     1 year or less                     1,660.7             5.2                 9.3          1,455.6           6.5              18.1
     1 - 5 years                        1,878.1            28.7                49.6          1,155.8          21.6              50.1
     over 5 years                         191.1             4.5                 8.1            203.8           3.3               1.2
Forward foreign exchange
     1 year or less                     2,212.0             4.4                   -          1,412.3           2.8               4.4
     1 - 5 years                              -               -                   -                -             -                 -
     over 5 years                             -               -                   -                -             -                 -
------------------------------------------------------------------------------------------------------------------------------------

                                        5,941.9            42.8                67.0          4,227.5          34.2              73.8
------------------------------------------------------------------------------------------------------------------------------------


                                                                F-39

Notes to the Accounts

------------------------------------------------------------------------------

Further numerical disclosures in relation to swap activity are given below. All swaps are entered into for hedging purposes only.

                                                      Interest                          Cross-
                                                          rate                       currency
                                                         swaps                          swaps                    Total
                                                          2002                           2002                     2002
                                                        (GBP)m                        (GBP)m                    (GBP)m

At 1 January                                          15,073.5                      2,815.2                    17,888.7
New contracts                                         16,390.8                     12,357.3                    28,748.1
Matured, amortised and terminated contracts          (10,315.5)                   (11,442.6)                  (21,758.1)
-------------------------------------------------------------------------------------------------------------------------------

At 31 December                                        21,148.8                      3,729.9                    24,878.7
-------------------------------------------------------------------------------------------------------------------------------

                                                      Interest                       Cross-
                                                          rate                     currency
                                                         swaps                        swaps                        Total
                                                          2001                         2001                         2001
                                                        (GBP)m                       (GBP)m                       (GBP)m

At 1 January                                          10,179.2                      1,744.4                    11,923.6
New contracts                                          8,878.0                      1,707.0                    10,585.0
Matured, amortised and terminated contracts          ((3,983.7)                      (636.2)                   (4,619.9)
---------------------------------------------------------------------------------------------------------------------------

At 31 December                                        15,073.5                      2,815.2                    17,888.7
---------------------------------------------------------------------------------------------------------------------------


The following table gives an analysis of the re-pricing periods of assets and liabilities on the Group balance sheet at 31 December.

Items are allocated to time bands in the table below by reference to the earlier of the next contractual interest rate re-pricing date and the residual maturity date.


                                                                                        After                 After
                                                                                     3 months              6 months
                                                                  Within           but within            but within
                                                                3 months             6 months                1 year
2002                                                              (GBP)m               (GBP)m                (GBP)m

Assets

Loans and advances to banks                                      2,505.5                 18.0                     -
Loans and advances to customers                                 13,038.2              1,205.9               1,893.7
Investment securities                                            2,908.0                269.7                 153.6
---------------------------------------------------------------------------------------------------------------------------

Interest earning assets                                         18,451.7              1,493.6               2,047.3
Non-interest earning assets                                            -                    -                     -
---------------------------------------------------------------------------------------------------------------------------

Total assets                                                    18,451.7              1,493.6               2,047.3
---------------------------------------------------------------------------------------------------------------------------

Liabilities

Deposits by banks                                                1,172.3                 27.9                   5.0
Customer accounts                                               12,954.4              1,024.5               1,505.6
Debt securities in issue                                         8,651.1              1,022.6                 153.0
Subordinated liabilities                                         1,168.2                281.5                     -
-----------------------------------------------------------------------------------------------------------------------------

Interest bearing liabilities                                    23,946.0              2,356.5               1,663.6
Interest free liabilities                                              -                    -                     -
Shareholders' equity                                                   -                    -                     -
-----------------------------------------------------------------------------------------------------------------------------

Total liabilities                                              23,946.0              2,356.5              1,663.6

Off balance sheet items affecting
interest rate sensitivity                                      (5,622.9)              (529.1)                96.9
-----------------------------------------------------------------------------------------------------------------------------

                                                               18,323.1              1,827.4              1,760.5
-----------------------------------------------------------------------------------------------------------------------------

Interest rate sensitivity gap                                     128.6               (333.8)               286.8
Cumulative interest rate sensitivity gap                          128.6               (205.2)                81.6
Cumulative interest rate sensitivity gap as a percentage
of interest earning assets                                          0.4%               (0.6%)                0.3%


                                                                           After                                      Non-
                                                                          1 year                                  interest
                                                                      but within                After              bearing
                                                                         5 years              5 years                funds
2002                                                                      (GBP)m               (GBP)m               (GBP)m

Assets

Loans and advances to banks                                                    -                    -                    -
Loans and advances to customers                                          7,472.6              1,341.2                    -
Investment securities                                                      462.4                471.6                    -
---------------------------------------------------------------------------------------------------------------------------------

Interest earning assets                                                  7,935.0              1,812.8                    -
Non-interest earning assets                                                    -                    -                924.8
---------------------------------------------------------------------------------------------------------------------------------

Total assets                                                             7,935.0              1,812.8                924.8
---------------------------------------------------------------------------------------------------------------------------------

Liabilities

Deposits by banks                                                              -                    -                    -
Customer accounts                                                        2,459.8                    -                    -
Debt securities in issue                                                    19.3                    -                    -
Subordinated liabilities                                                       -                169.8                    -
---------------------------------------------------------------------------------------------------------------------------------

Interest bearing liabilities                                             2,479.1                169.8                    -
Interest free liabilities                                                      -                    -                840.6
Shareholders' equity                                                           -                    -              1,209.6
---------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                      2,479.1                 169.8              2,050.2

Off balance sheet items affecting
interest rate sensitivity                                              4,988.3               1,066.8                  -
---------------------------------------------------------------------------------------------------------------------------------

                                                                       7,467.4               1,236.6              2,050.2
---------------------------------------------------------------------------------------------------------------------------------

Interest rate sensitivity gap                                            467.6                 576.2             (1,125.4)
Cumulative interest rate sensitivity gap                                 549.2               1,125.4                  -
Cumulative interest rate sensitivity gap as a percentage
of interest earning assets                                                 1.7%                 3.5%                  -





                                                                          Total
2002                                                                     (GBP)m

Assets

Loans and advances to banks                                             2,523.5
Loans and advances to customers                                        24,951.6
Investment securities                                                   4,265.3
----------------------------------------------------------------------------------

Interest earning assets                                                31,740.4
Non-interest earning assets                                               924.8
----------------------------------------------------------------------------------

Total assets                                                           32,665.2
----------------------------------------------------------------------------------

Liabilities

Deposits by banks                                                       1,205.2
Customer accounts                                                      17,944.3
Debt securities in issue                                                9,846.0
Subordinated liabilities                                                1,619.5
----------------------------------------------------------------------------------

Interest bearing liabilities                                           30,615.0
Interest free liabilities                                                 840.6
Shareholders' equity                                                    1,209.6
----------------------------------------------------------------------------------

Total liabilities                                                      32,665.2

Off balance sheet items affecting
interest rate sensitivity                                                     -
----------------------------------------------------------------------------------

                                                                       32,665.2
----------------------------------------------------------------------------------

Interest rate sensitivity gap                                                 -
Cumulative interest rate sensitivity gap                                      -
Cumulative interest rate sensitivity gap as a percentage
of interest earning assets                                                    -


Notes to the Accounts

------------------------------------------------------------------------------


                                                                                                 After                 After
                                                                                              3 months              6 months
                                                                           Within           but within            but within
                                                                         3 months             6 months                1 year
2001                                                                       (GBP)m               (GBP)m                (GBP)m

Assets

Loans and advances to banks                                                 811.7                 42.5                  16.5
Loans and advances to customers                                          12,093.9              1,228.5                 993.8
Investment securities                                                     2,180.7                 70.7                 106.4
-----------------------------------------------------------------------------------------------------------------------------------

Interest earning assets                                                  15,086.3              1,341.7               1,116.7
Non-interest earning assets                                                     -                    -                     -
-----------------------------------------------------------------------------------------------------------------------------------

Total assets                                                             15,086.3              1,341.7               1,116.7
-----------------------------------------------------------------------------------------------------------------------------------

Liabilities

Deposits by banks                                                           942.3                  8.5                  37.0
Customer accounts                                                         9,938.6              1,147.9               2,372.3
Debt securities in issue                                                  6,518.4                364.6                  39.0
Subordinated liabilities                                                    368.0                306.5                     -
-----------------------------------------------------------------------------------------------------------------------------------

Interest bearing liabilities                                             17,767.3              1,827.5               2,448.3
Interest free liabilities                                                       -                    -                     -
Shareholders' equity                                                            -                    -                     -
-----------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                       17,767.3              1,827.5              2,448.3

Off balance sheet items affecting
interest rate sensitivity                                               (1,059.3)              (296.8)            (1,453.0)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                        16,708.0              1,530.7                995.3
-----------------------------------------------------------------------------------------------------------------------------------

Interest rate sensitivity gap                                           (1,621.7)              (189.0)               121.4
Cumulative interest rate sensitivity gap                                (1,621.7)            (1,810.7)            (1,689.3)
Cumulative interest rate sensitivity gap as a percentage
of interest earning assets                                              (6.3%)               (7.0%)               (6.6%)


                                                                              After                                      Non-
                                                                             1 year                                  interest
                                                                         but within                After              bearing
                                                                            5 years              5 years                funds
2001                                                                         (GBP)m               (GBP)m               (GBP)m

Assets

Loans and advances to banks                                                     2.0                    -                      -
Loans and advances to customers                                                20,944.2
Investment securities                                                         1,391.0                163.9                    -
-----------------------------------------------------------------------------------------------------------------------------------

Interest earning assets                                                       7,202.7                982.2                    -
Non-interest earning assets                                                         -                    -                679.8
-----------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                  7,202.7                982.2                679.8
-----------------------------------------------------------------------------------------------------------------------------------

Liabilities

Deposits by banks                                                                 1.0                    -                    -
Customer accounts                                                             2,359.2                  3.0                    -
Debt securities in issue                                                         65.8                    -                    -
Subordinated liabilities                                                            -                220.0                    -
-----------------------------------------------------------------------------------------------------------------------------------

Interest bearing liabilities                                                  2,426.0                223.0                    -
Interest free liabilities                                                           -                    -                654.0
Shareholders' equity                                                                -                    -              1,063.3
-----------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                           2,426.0                 223.0              1,717.3

Off balance sheet items affecting
interest rate sensitivity                                                   2,484.4                 324.7                  -
-----------------------------------------------------------------------------------------------------------------------------------

                                                                            4,910.4                 547.7              1,717.3
-----------------------------------------------------------------------------------------------------------------------------------

Interest rate sensitivity gap                                               2,292.3                 434.5             (1,037.5)
Cumulative interest rate sensitivity gap                                      603.0               1,037.5                  -
Cumulative interest rate sensitivity gap as a percentage
of interest earning assets                                                   2.3%                 4.0%                     -






                                                                                 Total
2001                                                                            (GBP)m

Assets

Loans and advances to banks                                                      872.7
Loans and advances to customers
Investment securities                                                            3,912.7
-------------------------------------------------------------------------------------------

Interest earning assets                                                         25,729.6
Non-interest earning assets                                                        679.8
-------------------------------------------------------------------------------------------

Total assets                                                                    26,409.4
-------------------------------------------------------------------------------------------

Liabilities

Deposits by banks                                                                  988.8
Customer accounts                                                               15,821.0
Debt securities in issue                                                         6,987.8
Subordinated liabilities                                                           894.5
-------------------------------------------------------------------------------------------

Interest bearing liabilities                                                    24,692.1
Interest free liabilities                                                          654.0
Shareholders' equity                                                             1,063.3
-------------------------------------------------------------------------------------------

Total liabilities                                                               26,409.4

Off balance sheet items affecting
interest rate sensitivity                                                              -
-------------------------------------------------------------------------------------------

                                                                                26,409.4
-------------------------------------------------------------------------------------------

Interest rate sensitivity gap                                                          -
Cumulative interest rate sensitivity gap                                               -
Cumulative interest rate sensitivity gap as a percentage
of interest earning assets                                                             -


Notes to the Accounts

------------------------------------------------------------------------------

Gains and losses on hedging derivatives

                                                                                                      2002
                                                                                Gains                Losses                Net
                                                                               (GBP)m                (GBP)m             (GBP)m

Unrecognised gains and losses on hedges
At 1 January                                                                    145.2               (106.1)              39.1
Arising in previous years recognised in 2002 (2001)                             (47.6)                44.5               (3.1)
---------------------------------------------------------------------------------------------------------------------------------

Brought forward gains and losses not recognised in 2002 (2001)                   97.6                (61.6)              36.0
Arising in 2002 (2001) not recognised in 2002 (2001)                            121.8               (231.0)            (109.2)
---------------------------------------------------------------------------------------------------------------------------------

At 31 December                                                                  219.4               (292.6)             (73.2)
---------------------------------------------------------------------------------------------------------------------------------

Of which:

 gains and losses expected to be recognised in 2003 (2002)                       42.5              (137.8)              (95.3)
 gains and losses expected to be recognised in 2004 (2003) or later             176.9              (154.8)               22.1



                                                                                                      2001
                                                                                   Gains              Losses              Net
                                                                                  (GBP)m              (GBP)m           (GBP)m

Unrecognised gains and losses on hedges
At 1 January                                                                       189.8              (106.4)           83.4
Arising in previous years recognised in 2002 (2001)                                (67.1)               23.0           (44.1)
--------------------------------------------------------------------------------------------------------------------------------

Brought forward gains and losses not recognised in 2002 (2001)                     122.7               (83.4)            39.3
Arising in 2002 (2001) not recognised in 2002 (2001)                                22.5               (22.7)            (0.2)
--------------------------------------------------------------------------------------------------------------------------------

At 31 December                                                                     145.2              (106.1)            39.1
--------------------------------------------------------------------------------------------------------------------------------

Of which:

 gains and losses expected to be recognised in 2003 (2002)                          47.6               (44.5)             3.1
 gains and losses expected to be recognised in 2004 (2003) or later                 97.6               (61.6)            36.0




                                                                                                      2002
                                                                                Gains                Losses                Net
                                                                               (GBP)m                (GBP)m             (GBP)m


Realised gains and losses held in the balance sheet
At 1 January                                                                       -                (0.6)                (0.6)
Realised gains and losses brought forward
recognised in income in 2002 (2001)                                                -                 0.6                  0.6
----------------------------------------------------------------------------------------------------------------------------------

Brought forward realised gains and losses
not recognised in income in 2002 (2001)                                            -                 -                    -
Realised gains and losses in 2002 (2001)
not recognised in income in 2002 (2001)                                         16.0                 -                   16.0
----------------------------------------------------------------------------------------------------------------------------------

At 31 December                                                                  16.0                 -                   16.0
----------------------------------------------------------------------------------------------------------------------------------

Of which:

 gains and losses expected to be recognised in 2003 (2002)                      16.0                    -                16.0
 gains and losses expected to be recognised in 2004 (2003) or later                -                    -                   -


                                                                                                      2001
                                                                                Gains                Losses                Net
                                                                               (GBP)m                (GBP)m             (GBP)m


Realised gains and losses held in the balance sheet
At 1 January                                                                     0.5                  -                    0.5
Realised gains and losses brought forward
recognised in income in 2002 (2001)                                             (0.5)                 -                   (0.5)
----------------------------------------------------------------------------------------------------------------------------------

Brought forward realised gains and losses
not recognised in income in 2002 (2001)                                          -                    -                    -
Realised gains and losses in 2002 (2001)
not recognised in income in 2002 (2001)                                          -                   (0.6)                (0.6)
----------------------------------------------------------------------------------------------------------------------------------

At 31 December                                                                   -                   (0.6)                (0.6)
----------------------------------------------------------------------------------------------------------------------------------

Of which:

 gains and losses expected to be recognised in 2003 (2002)                      -                    (0.6)                (0.6)
 gains and losses expected to be recognised in 2004 (2003) or later             -                       -                    -


The above tables show the gains and losses on off balance sheet derivative instruments used for hedging by the Group. The gains and losses do not therefore represent absolute gains or losses expected by the Group as they will be substantially offset by corresponding losses or gains from on balance sheet instruments.

Currency risk

No analysis has been provided of the Group's structural currency exposures on the grounds of materiality. Where the Group has transactional currency exposures, it uses a variety of derivative products to eliminate this risk and therefore has no material transactional currency risk.

Notes to the Accounts

38. Fair values of financial instruments
------------------------------------------------------------------------------

The table set out below details the book and fair values for some of the Group's financial instruments. This analysis excludes those financial assets which are not listed or publicly traded, and for which no liquid and active market exists. It therefore excludes loans and advances to customers, retail deposits and certain other balance sheet items.

                                                                                                                    2002
                                                                                   -------------------------------------
                                                                                    Book value                Fair value
                                                                                  (GBP)m (GBP)m             (GBP)m (GBP)m

Assets

Cash and balances at central banks                                                        10.7                    10.7
Loans and advances to banks                                                            2,523.5                 2,523.5
Debt securities                                                                        3,850.6                 3,907.0
Equity shares and other variable yield securities                                        414.7                   410.4

Liabilities

Deposits by banks                                                                      1,212.8                 1,212.8
Customer accounts - other customer accounts                                            2,608.2                 2,609.7
Debt securities in issue                                                               9,718.2                 9,712.9
Subordinated liabilities                                                               1,613.1                 1,820.7

Other

Derivatives receivable                                                                  67.0                   286.4
Derivatives payable                                                                   (193.6)                 (486.2)



                                                                                                                        2001
                                                                                   -----------------------------------------
                                                                                         Book value               Fair value
                                                                                       (GBP)m (GBP)m            (GBP)m (GBP)m

Assets

Cash and balances at central banks                                                          10.5                      10.5
Loans and advances to banks                                                                872.7                     872.7
Debt securities                                                                          3,541.1                   3,567.9
Equity shares and other variable yield securities                                          371.6                     372.6

Liabilities

Deposits by banks                                                                          988.8                     989.2
Customer accounts - other customer accounts                                              2,450.8                   2,450.8
Debt securities in issue                                                                 7,010.3                   7,047.4
Subordinated liabilities                                                                   902.0                   1,022.6

Other

Derivatives receivable                                                                     69.3                    214.5
Derivatives payable                                                                       (39.3)                  (145.4)




Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values. Where market prices are not available, cash flows have been discounted at relevant interest and exchange rates to determine fair values.

39. Non-sterling assets and liabilities
------------------------------------------------------------------------------

The aggregate amount of all assets and liabilities included in the balance sheet denominated in a currency other than sterling was as follows:

                                         2002                         2001
                                       (GBP)m                       (GBP)m

Assets                                1,597.4                      1,449.1
----------------------------------------------------------------------------

Liabilities                           7,449.5                      5,117.7
----------------------------------------------------------------------------


The above assets and liabilities denominated in currencies other than sterling do not indicate the Group's exposure to foreign exchange risk. The Group has no material net currency exposures as all borrowings in foreign currencies are either hedged with cross currency swaps or forward foreign exchange agreements, or are matched by assets denominated in the same currency.

40.  Related party transactions
------------------------------------------------------------------------------

(i) At the end of the year the aggregate amounts outstanding from Directors, their connected persons and Officers, in relation to loans from and other credit transactions with the Company, and the number of persons concerned, were as follows:

                                  Directors                   Officers
                             2002           2001         2002          2001

Number of persons               6              6           12            13
Aggregate amount         (GBP)1.5m      (GBP)1.8m    (GBP)1.9m    (GBP)1.8m

(ii) The Company's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended 31 December 2002 amounted to
     (GBP)16.3m (2001 (GBP)14.8m; 2000 (GBP)12.5m). At 31 December 2002 the
     commitment in respect of amounts not yet paid was (GBP)8.7m (2001
     (GBP)7.8m; 2000 (GBP)6.4m).
(iii) Except for the contribution to The Northern Rock Foundation, the Company has made no promotional and benevolent donations to organisations in which certain Directors and their connected persons hold positions of influence such as Directors, Trustees and Governors (2001 (GBP)nil; 2000
     (GBP)nil).
(iv) The Company has mortgage loans outstanding from its related companies. Movements in these loans and provisions in respect of them during the year were as follows:

                                                 (GBP)m

Cost:

At 1 January 2002 and 31 December 2002            0.1
-------------------------------------------------------

Provisions:

At 1 January 2002 and 31 December 2002            0.1
-------------------------------------------------------

Net book amount:

At 31 December 2002 and 31 December 2001            -
-------------------------------------------------------


(v) Northern Rock plc is a listed company and its shares are held by a large number of investors. No investor acting individually has the ability to control the activities of the Company. Consequently it is considered that there is no ultimate controlling party as defined in FRS 8, "Related Party Transactions".

41. Acquisitions
------------------------------------------------------------------------------

On 1 August 2002, the Group acquired the entire issued share capital of both Legal & General Bank Limited and Legal & General Mortgage Services Limited.

The assets and liabilities of these companies at the date of acquisition, and the consideration paid, were as follows:

                                             Book Value               Revaluations             Fair value

                                                (GBP)m                     (GBP)m                  (GBP)m

Assets

Loans and advances to banks                       5.6                           -                      5.6
Loans and advances to customers               1,539.8                         0.9                  1,540.7
Debt securities                                 299.5                           -                    299.5
Other assets                                      2.0                           -                      2.0
Prepayments and accrued income                    8.8                           -                      8.8
----------------------------------------------------------------------------------------------------------

                                              1,855.7                         0.9                  1,856.6

Liabilities

Deposits by banks                                 6.7                           -                      6.7
Customer accounts                             1,721.7                         0.6                  1,722.3
Other liabilities                                 4.6                         0.1                      4.7
Accruals and deferred income                     25.5                           -                     25.5
----------------------------------------------------------------------------------------------------------

                                              1,758.5                         0.7                  1,759.2
----------------------------------------------------------------------------------------------------------

Net assets                                       97.2                         0.2                     97.4
----------------------------------------------------------------------------------------------------------

Goodwill                                                                                              35.8
----------------------------------------------------------------------------------------------------------

Satisfied by:
Cash                                                                                                 133.2
----------------------------------------------------------------------------------------------------------


The fair value adjustments in the table above principally represent revaluations resulting from the restatement of financial instruments based on quoted market prices, or, where these are not available, discounted cash flow methodologies, and any related current or deferred tax adjustments.

The estimated contribution of the acquisitions from the date of acquisition were as follows:

                                                                                                    (GBP)m

Total income                                                                                          5.7
----------------------------------------------------------------------------------------------------------

Operating profit                                                                                      5.2
Non-recurring costs                                                                                  (2.3)
Goodwill amortisation                                                                                (1.5)
----------------------------------------------------------------------------------------------------------

Profit before tax                                                                                     1.4
----------------------------------------------------------------------------------------------------------


The goodwill is being amortised over an estimated useful life of ten years on a straight-line basis.

Notes to the Accounts

42. Reconciliation of operating profit to net operating cash inflows
------------------------------------------------------------------------------

                                                                           2002                  2001                  2000
                                                                                         (as restated)         (as restated)
                                                                         (GBP)m                (GBP)m                 (GBP)m

Operating profit                                                           326.2                  276.5                248.6
Increase in prepayments and accrued income                                (100.0)                 (25.9)              (141.9)
(Decrease)/increase in accruals and deferred income                        (18.4)                 (78.3)                90.1
Provisions for bad and doubtful debts                                       43.1                   34.5                 16.9
Loans and advances written off net of recoveries                           (25.9)                 (20.2)               (12.7)
Depreciation and amortisation                                               14.5                    9.5                  8.2
Interest on subordinated liabilities                                        51.3                   44.9                 43.2
Interest on reserve capital instruments                                     18.3                   18.7                  4.6
Interest on tier one notes                                                   4.3                    -                    -
Other non-cash movements                                                    23.6                    2.5                (57.9)
--------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from trading activities                                    337.0                  262.2                199.1

Net increase in loans and advances to banks and customers               (8,373.3)              (5,227.5)            (3,278.8)
Net increase in deposits by banks and customer accounts                    602.3                1,986.2              1,322.2
Net increase in debt securities in issue                                 7,449.6                3,974.5              2,520.9
Net (increase)/decrease in other assets                                    (68.6)                 (27.7)                20.5
Net increase in other liabilities                                          159.1                   63.6                  8.9
--------------------------------------------------------------------------------------------------------------------------------

Net cash inflow from operating activities                                  106.1                1,031.3                792.8
--------------------------------------------------------------------------------------------------------------------------------

Notes to the Accounts

43.  Gross cash flows
------------------------------------------------------------------------------



                                                                            2002                2001                   2000
                                                                          (GBP)m              (GBP)m                 (GBP)m
(i) Returns on investments and servicing of finance
Interest paid on subordinated liabilities                                   48.9                45.8                   42.5
Interest paid on reserve capital instruments                                18.4                18.7                    4.1
-----------------------------------------------------------------------------------------------------------------------------
Interest paid on tier one notes                                              1.1                   -                      -

                                                                            68.4                64.5                   46.6
-----------------------------------------------------------------------------------------------------------------------------

(ii) Capital expenditure and financial investment

Purchase of investment securities                                      3,323.9              5,498.5                 5,121.2
Sales and maturities of investment securities                         (3,172.3)            (4,639.3)               (4,508.0)
Purchase of tangible fixed assets                                         51.1                 32.6                    21.7
Sale of tangible fixed assets                                             (2.8)                (2.7)                   (4.7)
-----------------------------------------------------------------------------------------------------------------------------

                                                                         199.9                889.1                   630.2
-----------------------------------------------------------------------------------------------------------------------------


(iii)          Financing

Issue of share capital                                                         -                   -                    7.4
Proceeds from sale of surplus unclaimed shares                                 -                16.0                      -
Repurchase of share capital                                                    -                   -                  (89.3)
Issue of subordinated liabilities                                          550.0                69.0                   40.0
Repayment of subordinated liabilities                                    (25.0)                    -                  (40.0)
Issue of reserve capital instruments                                           -               100.0                  200.0
Issue of tier one notes                                                    200.0                   -                      -
-----------------------------------------------------------------------------------------------------------------------------

                                                                           725.0               185.0                  118.1
-----------------------------------------------------------------------------------------------------------------------------

Notes to the Accounts

44. Analysis of the balances of cash as shown in the balance sheet
------------------------------------------------------------------------------


                                                                                      As at
                                                                                   1 Jan 02                    Cashflow
                                                                                     (GBP)m                      (GBP)m

Cash and balances at central banks                                                     10.5                         0.2
Loans and advances to other banks repayable on demand                                 331.9                       269.5
-----------------------------------------------------------------------------------------------------------------------------

                                                                                      342.4                       269.7
-----------------------------------------------------------------------------------------------------------------------------

                                                                                      As at
                                                                                   1 Jan 01                    Cashflow
                                                                                     (GBP)m                      (GBP)m

Cash and balances at central banks                                                     13.7                       (3.2)
Loans and advances to other banks repayable on demand                                 214.4                       117.5
-----------------------------------------------------------------------------------------------------------------------------

                                                                                      228.1                       114.3
-----------------------------------------------------------------------------------------------------------------------------

                                                                                      As at
                                                                                   1 Jan 00                    Cashflow
                                                                                     (GBP)m                      (GBP)m

Cash and balances at central banks                                                     25.4                      (11.7)
Loans and advances to other banks repayable on demand                                 113.4                       101.0
-----------------------------------------------------------------------------------------------------------------------------

                                                                                      138.8                        89.3
-----------------------------------------------------------------------------------------------------------------------------


                                                                                        As at
                                                                                    31 Dec 02
                                                                                       (GBP)m

Cash and balances at central banks                                                       10.7
Loans and advances to other banks repayable on demand                                   601.4
-----------------------------------------------------------------------------------------------

                                                                                        612.1
-----------------------------------------------------------------------------------------------

                                                                                        As at
                                                                                    31 Dec 01
                                                                                       (GBP)m

Cash and balances at central banks                                                       10.5
Loans and advances to other banks repayable on demand                                   331.9
-----------------------------------------------------------------------------------------------

                                                                                        342.4
-----------------------------------------------------------------------------------------------

                                                                                        As at
                                                                                    31 Dec 00
                                                                                       (GBP)m

Cash and balances at central banks                                                       13.7
Loans and advances to other banks repayable on demand                                   214.4
-----------------------------------------------------------------------------------------------

                                                                                        228.1
-----------------------------------------------------------------------------------------------





45. Analysis of changes in financing during the year
------------------------------------------------------------------------------


                                                                                                       2002
                                      Share              Loan                  Reserve             Tier one                Share
                                    capital           capital                  capital                notes              capital
                                                                           instruments
                                     (GBP)m            (GBP)m                   (GBP)m               (GBP)m               (GBP)m

At 1 January                          123.9             594.5                    300.0                    -                123.9
Cash inflow/(outflow)

from financing                            -             525.0                        -                200.0                    -
Amortisation                              -                 -                        -                    -                    -
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
At 31 December                        123.9           1,119.5                    300.0                200.0                123.9
----------------------------------------------------------------------------------------------------------------------------------



                                                               2001                                                 2000
                                          Loan              Reserve             Share             Loan           Reserve
                                       capital              capital           capital          capital           capital
                                                        instruments                                          instruments
                                        (GBP)m               (GBP)m            (GBP)m           (GBP)m            (GBP)m

At 1 January                             525.4                200.0             130.6            525.4                 -
Cash inflow/(outflow)

from financing                            69.0                100.0            (6.7)                 -             200.0
Amortisation                               0.1                    -                 -                -                 -
--------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
At 31 December                           594.5                300.0             123.9            525.4             200.0
------------------------------------------------------------------------------------------------------------------------------


46.  Subsequent events
------------------------------------------------------------------------------

On 30 May 2003, the Group sold its credit card business to The Co-operative Bank. The credit card portfolio comprised approximately 90,000 accounts with outstanding balances of around (GBP)217m. As part of the agreement Northern Rock will offer credit cards, issued by The Co-operative Bank, to Northern Rock's customers under the Northern Rock brand.

Notes to the Accounts

47. Differences between U.K. GAAP and U.S. GAAP
------------------------------------------------------------------------------

The financial statements prepared in this report have been prepared in accordance with U.K. Generally Accepted Accounting Principles ("U.K. GAAP"). Such principles vary in significant respects from U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). The differences applicable to Northern Rock's accounts are summarised below.

U.K. GAAP                                       U.S. GAAP
---------                                       ---------


Loan origination fees                           Loan origination fees


Loan origination fees received in respect of    Under Statement of Financial Accounting
services rendered are recognised in fees and    Standards ("SFAS") No. 91, "Accounting for
commissions receivable in the profit and loss   Nonrefundable Fees and Costs Associated with
account as the services are performed. Where    Originating or Acquiring Loans and Initial
loan origination fees or costs are in the       Direct Costs of Leases" ("SFAS No. 91"), to
nature of interest, they are recognised in      the extent that loan origination fees are not
the profit and loss account over the life of    offset by related direct costs, they are
the loan.                                       deferred and amortised through the profit and
                                                loss account as an adjustment to net interest
                                                income over the life of the loan.


Mortgage incentives                             Mortgage incentives


In accordance with the British Bankers'         All mortgage incentives are deferred and
Association Statement of Recommended Practice   amortised through the profit and loss account
("BBA SORP") on Advances, recoverable           as an adjustment to net interest income over
mortgage incentives are amortised through       the life of a loan in accordance with SFAS
other interest receivable and similar income    No. 91.
over the period during which such costs can
be recovered. The BBA SORP on Advances does
not allow the amortisation period to exceed
the repayment charge period.
                                                Pension cost

Pension cost
                                                Under SFAS No. 87, "Employers' Accounting for
                                                Pensions", the same basic actuarial method is
Where pensions are provided by means of a       used as under U.K. GAAP, but certain
funded defined benefits scheme, annual          assumptions differ, assets are assessed at
contributions are based on actuarial advice.    fair value and liabilities are assessed at
The expected cost of providing pensions is      current settlement rates. Certain variations
recognised on a systematic basis over the       from regular cost are allocated in equal
expected average remaining service lives of     amounts over the average remaining services
members of the scheme. Variations from          lives of current employees.
regular cost are spread over the average
remaining service lives of current employees,
on a straight-line basis.






Notes to the Accounts

47. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------

U.K. GAAP                                       U.S. GAAP
---------                                       ---------

Impairment of tangible fixed assets             Impairment of tangible fixed assets


Property is held on the balance sheet at a      SFAS No. 144, "Accounting for the Impairment
value not exceeding recoverable amounts.        or Disposal of Long-Lived Assets" ("SFAS No.
Until 1998, the relevant accounting guidance    144") addresses financial accounting and
was contained in SSAP 12, "Accounting for       reporting for the impairment or disposal of
Depreciation". This required that impairment    long-lived assets. SFAS No. 144 supersedes
should only be recognised where a diminution    SFAS No. 121, "Accounting for the Impairment
in value was deemed to be permanent.            of Long-Lived Assets and for Long-Lived
                                                Assets to Be Disposed Of" ("SFAS No. 121"),
In 1998, FRS 11, "Impairment of Fixed Assets    and the accounting and reporting provisions
and Goodwill", ("FRS 11") became applicable.    of APB Opinion No. 30, "Reporting the Results
This introduced detailed measurement rules to   of Operations - Reporting the Effects of a
calculate impairment, specified trigger         Disposal of a Segment of a Business, and
events to initiate impairment reviews, and      Extraordinary, Unusual and Infrequently
details specific circumstances under which      Occurring Events and Transactions" ("APB
past impairments should be reviewed and         30"), for the disposal of a segment of a
revaluations booked. On the implementation of   business. This Statement also amends ARB No.
FRS 11, there were no circumstances which       51, "Consolidated Financial Statements", to
required Northern Rock to review previous       eliminate the exception to consolidation for
impairments. Impairments are recognised as a    a subsidiary for which control is likely to
charge against profit in the year of            be temporary. This Statement retains the
identification.                                 requirements of SFAS No. 121 to (a) recognise
                                                an impairment loss only if the carrying
                                                amount of a long-lived asset is not
                                                recoverable from its undiscounted cash flows
                                                and (b) measure an impairment loss as the
                                                difference between the carrying amount and
                                                fair value of the asset. SFAS No. 144
                                                addresses various implementation issues
Stock-based compensation                        related to SFAS No. 121.


Stock-based compensation cost, arising from
the award to employees of shares and options,   Stock-based compensation
is recognised through the profit and loss
account over the period of the employee's
performance. Where awards are met by new        SFAS No. 123, "Accounting for Stock-Based
issues of shares, cost is measured on an        Compensation", encourages companies to
intrinsic value basis (market value at date     account for equity based instruments issued
of grant less any employee contribution or      under compensation plans at their fair value,
exercise price). Where awards are met by        measured at the date at which the instruments
shares purchased in the market, cost is         are granted. However, the statement also
measured as the purchase price of the shares    permits the intrinsic value-based method of
less any employee contribution or exercise      accounting, under which the compensation
price.                                          cost, being the excess, if any, of the quoted
                                                market price of the stock at measurement date
Costs of equity based instruments, such as      over the exercise price, must be recognised
share options, issued to employees under        in the profit and loss account over the
compensation schemes (except Inland Revenue     period for which the employee provides
approved Save as You Earn ("SAYE") schemes),    service, which is generally the vesting
must be recognised through the profit and       period. On the balance sheet this is recorded
loss account over the vesting period. For       as a corresponding adjustment to share
Inland Revenue approved SAYE schemes, equity    premium. Northern Rock has adopted the
based instruments are accounted for within      intrinsic value-based method for the purposes
the called up share capital and share premium   of the reconciliation between U.K. and U.S.
accounts on the balance sheet when exercised.   GAAP.

Provision should be made for employer payroll   Emerging Issue Task Force Issue No. 00-16,
taxes on outstanding share options that are     "Recognition and Measurement of Employer
expected to be exercised, calculated at the     Payroll Taxes on Employee Stock-based
latest enacted rate applied to the difference   Compensation", addresses how an entity should
between the market value of the underlying      account for employer payroll taxes on stock
shares at the balance sheet date and the        based compensation. Costs incurred by
option exercise price. This charge should be    companies for employer payroll taxes on
allocated over the period from the date of      employee stock-based compensation should be
grant to the end of the performance period.     recognised when the tax obligation is
                                                triggered (generally the exercise date in the
                                                U.S. for a non-qualified option).






Notes to the Accounts

47. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------

U.K. GAAP                                       U.K. GAAP
---------                                       ---------

Derivative financial instruments                Derivative financial instruments


All derivative financial instruments are used   Under U.S. GAAP, derivative financial
for hedging purposes. Transactions are          instruments must be designated to a specific
initially recorded at cost and are accounted    asset or liability or group of similar assets
for on an accruals basis in accordance with     or liabilities in order to be accounted for
the item or items being hedged. The related     as a hedge. Derivative financial instruments,
interest income and expense is accounted for    which are not designated to specific assets
on a basis in conformity with the underlying    or liabilities that are accounted for as
hedged position, primarily on an accrual        hedges under U.K. GAAP, are accounted for as
basis. A portion of the Group's risk            trading derivatives and recorded at fair
management activities are conducted on a        value with changes in fair value reflected
portfolio basis without specifically            through the income statement. Derivatives
designating derivative contracts as hedges of   used to hedge or modify the interest rate
individual assets and liabilities.              characteristics of debt securities which have
                                                been classified as available for sale under
Foreign currency transactions that are hedged   U.S. GAAP are carried at fair value with
with currency swaps are synthetically           unrealised gains or losses deferred as a
accounted for, resulting in assets and          component of shareholders' equity.
liabilities being recorded on the balance
sheet at the exchange rate implicit in the      In June 1998, the Financial Accounting
swap contract.                                  Standards Board ("FASB") issued SFAS No. 133,
                                                "Accounting for Derivative Instruments and
                                                Hedging Activities" ("SFAS No. 133") as
                                                amended by SFAS No. 138, "Accounting for
                                                Certain Derivative Instruments and Certain
                                                Hedging Activities - an amendment of FASB
                                                Statement No. 133". SFAS No. 133 established
                                                accounting and reporting standards for
                                                derivative financial instruments, including
                                                certain derivatives used for hedging
                                                activities and derivatives embedded in other
                                                contracts. SFAS No. 133 requires all
                                                derivatives to be recognised on the balance
                                                sheet at fair value. The recognition of the
                                                changes in the fair value of a derivative
                                                depends upon its intended use. Derivatives
                                                that do not qualify for hedging treatment
                                                under SFAS No. 133 must be adjusted to fair
                                                value through earnings. For fair value hedges
                                                that qualify under SFAS No. 133, the changes
                                                in the fair values of the derivatives will be
                                                recognised in earnings together with the
                                                change in fair value of the hedged item
                                                attributable to the risk being hedged. For
                                                cash flow hedges that qualify under SFAS No.
                                                133, the changes in the fair value of the
                                                derivatives will be recognised in other
                                                comprehensive income until the hedged item
                                                affects earnings. For all hedging activities,
                                                the ineffective portion of a derivative's
                                                change in fair value will be immediately
                                                recognised in earnings. Northern Rock adopted
                                                SFAS No. 133 with effect from January 1,
                                                2001. Adjustments resulting from initial
                                                adoption of the new standards were reported
                                                in a manner similar to the cumulative effect
                                                of a change in accounting principle and were
                                                reflected in net income or accumulated other
                                                comprehensive income based upon existing
                                                hedging relationships.

                                                Northern Rock uses interest rate swaps to
                                                reduce interest rate exposure to fixed rate
                                                mortgages and to fixed rate savings bonds, as
                                                noted above. In economic terms, these swaps
                                                provide an effective hedge against interest
                                                rate movements. However, under the terms of
                                                SFAS No. 133, these swaps do not qualify as
                                                effective hedges. In the case of the swaps
                                                hedging fixed rate mortgages, this is because
                                                the swaps only cover the periods for which
                                                mortgage interest rates are fixed,






Notes to the Accounts

47. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------


U.K. GAAP                                       U.S. GAAP
---------                                       ---------

                                                Derivative financial instruments (continued)


                                                not the full life of the mortgage loans. In
                                                order to mitigate the impacts of this on its
                                                earnings as measured under U.S. GAAP,
                                                Northern Rock has chosen not to treat swaps
                                                against fixed rate savings bonds as hedges.
                                                This is because the valuation of these swaps
                                                will tend to move in an opposite direction to
                                                those transacted as economic hedges against
                                                fixed rate mortgages, thus lessening the
                                                impact on earnings.

                                                As a result of the above, there is a risk of
                                                volatility within reported profits under U.S.
                                                GAAP. Northern Rock does not believe that it
                                                is appropriate to alter its hedging policies
                                                and procedures specifically to comply with
                                                SFAS No. 133. Therefore many derivatives are
                                                deemed to be non-hedging instruments for U.S.
                                                GAAP purposes despite eliminating either
                                                completely or substantially the interest rate
                                                risk associated with these fixed rate
                                                products and continuing to qualify as hedges
                                                within U.K. GAAP.


Deferred tax                                    Deferred tax


Deferred tax is recognised in respect of all    Under SFAS No. 109, "Accounting for Income
timing differences that have originated but     Taxes", provision for deferred tax under the
not reversed at the balance sheet date where    liability method is required in full for all
transactions or events that result in an        temporary differences.
obligation to pay more tax in the future or a
right to pay less tax in the future have        Deferred tax assets are recognised in full
occurred at the balance sheet date. Deferred    with valuation allowances provided where it
tax assets are recognised to the extent that,   is considered more likely than not that some
on the basis of all available evidence, it      portion of the deferred tax asset will not be
can be regarded as more likely than not that    realised.
there will be suitable taxable profits from
which the future reversal of the underlying
timing differences can be deducted. Provision
is calculated at rates expected to be
applicable when the liability or asset
crystallises. Deferred tax is provided on a     Investments in securities
non-discounted basis.

                                                Securities are classified as trading
Investments in securities                       securities, available for sale securities,
                                                and held to maturity securities in accordance
                                                with SFAS No. 115, "Accounting for Certain
Securities held for investment purposes are     Investments in Debt and Equity Securities".
stated at cost less provision for diminution    Held to maturity securities are accounted for
in value. Cost is adjusted for any              in the same way as securities held for
amortisation of premium or discount and         investment purposes under U.K. GAAP. Trading
excludes accrued interest. All securities not   securities are accounted for in the same way
held for investment purposes should be stated   as securities not held for investment
at market value and profits and losses          purposes under U.K. GAAP. Available for sale
arising from this revaluation should be taken   securities are reported at fair value, with
to the profit and loss account. Northern Rock   unrealised gains and losses excluded from
only holds securities for investment            earnings, but reported in Other Comprehensive
purposes.                                       Income. Unrealised gains and losses on
                                                derivative financial instruments hedging
                                                available for sale securities are also
                                                reported in Other Comprehensive Income.






Notes to the Accounts

47. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------

U.K. GAAP                                       U.S. GAAP
---------                                       ---------


                                                Investments in securities (continued)


                                                If an available for sale security is
                                                redesignated as held to maturity, any
                                                unrealised holding gain or loss at the date
                                                of transfer continues to be reported in other
                                                comprehensive income. This unrealised gain or
                                                loss is amortised over the remaining life of
                                                the security.

                                                Available for sale and held to maturity
                                                securities are reviewed to determine if a
                                                decline in fair value below amortised cost is
                                                other than temporary. If the decline is
                                                judged to be other than temporary, the cost
                                                basis is written down to fair value as a new
                                                cost basis and the amount of the write down
                                                is included in earnings.

Treasury stock
                                                Treasury stock

A company may purchase its own shares
provided the laws on capital maintenance are    When a company's own shares are repurchased,
adhered to and such shares must be cancelled    the shares are recorded at cost and shown as
on redemption or repurchase. Where the          a deduction from shareholders' equity. Any
redemption or repurchase is paid for from       profit or loss on the subsequent sale of the
profits, an amount equivalent to the nominal    shares is shown as a change in equity.
value is transferred from share capital to a
non-distributable capital redemption reserve.
An exemption is available for shares
purchased by an employee benefit trust
requiring the company to report such shares
on its balance sheet.

                                                Dividends payable
Dividends payable

                                                Dividends are recorded in the period in which
Dividends declared after the period end are     they are declared.
recorded in the period to which they relate.

                                                Reserve capital instruments
Reserve capital instruments

                                                Reserve capital instruments are included in
Following the publication of UITF 33,           shareholders' funds in the balance sheet.
"Obligations in financial instruments" in
February 2002, reserve capital instruments      Cumulative dividends on reserve capital
("RCIs") are now reported on the balance        instruments are not accounted for until
sheet as a liability and the gross coupon       declared, and are not included in the
payable recorded as interest payable.           determination of net income. Cumulative
Previously, RCI's were part of shareholders'    reserve capital instrument appropriations are
funds and the coupon payable was shown as an    deducted however from continuing operations
after tax appropriation of profit.              and net income when computing income
                                                available to ordinary shareholders for
Reserve capital instruments appropriations      earnings per share calculation purposes.
are accounted for on an accrual basis except
where ultimate payment is deemed remote. The
appropriations are included in the
determination of profit on ordinary
activities and earnings per share.






Notes to the Accounts

47. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------

U.K. GAAP                                       U.S. GAAP
---------                                       ---------

                                                Consolidated cash flow statement
Consolidated cash flow statement

                                                In accordance with SFAS No. 95, "Statement of
Cash flow statements are prepared in            Cash Flows", ("SFAS No. 95") cash equivalents
accordance with FRS 1 (revised), "Cash Flow     are included within cash flows. Cash flows
Statements". Cash flows do not include cash     are presented under the headings of
equivalents. Cash flows are presented under     Operating, Investing and Financing
the headings of Operating activities, Returns   activities. A cash flow statement has been
on investment and servicing of finance,         prepared under SFAS No. 95 and is included in
Taxation, Capital expenditure and financial     note 48.
investment, Acquisitions and disposals,
Equity dividends paid and Financing.

                                                Securitised assets
Securitised assets

                                                In September 2000, the FASB issued SFAS No.
Under FRS 5, "Reporting the Substance of        140, "Accounting for Transfers and Servicing
Transactions", ("FRS 5") where assets are       of Financial Assets and Extinguishments of
financed such that Northern Rock's potential    Liabilities - a replacement of FASB Statement
loss is limited to a fixed monetary amount      No. 125" ("SFAS No. 140"). SFAS No. 140
and it retains significant rights to benefits   revises the standards for accounting for
and exposure to risks, then provided certain    securitisations, other transfers of financial
specific criteria are met, the assets remain    assets and collateral. SFAS No. 140 provides
on balance sheet and the non-recourse finance   accounting and reporting standards for
received is deducted from the assets. This      transfers and servicing of financial assets
treatment is known as "linked presentation".    and extinguishments of liabilities. Those
Where the financing utilises a special          standards are based on consistent application
purpose vehicle such that the risks and         of a financial-components approach that
rewards to the Group are similar to those       focuses on control.
that would be obtained from a subsidiary, it
is treated as a quasi-subsidiary and is         Under that approach, after a transfer of
consolidated into the Group results using       financial assets, an entity recognises the
linked presentation in accordance with FRS 5.   financial and servicing assets it controls
                                                and the liabilities it has incurred,
                                                derecognises financial assets when control
                                                has been surrendered, and derecognises
                                                liabilities when extinguished. This Statement
                                                provides consistent standards for
                                                distinguishing transfers of financial assets
                                                that are sales from transfers that are
                                                secured borrowings. Northern Rock's
                                                securitisation qualifies as a secured
                                                borrowing, and it therefore recognises the
                                                assets and the associated financing on its
                                                balance sheet

Capitalisation of interest

                                                Capitalisation of interest
Capitalisation of finance costs directly
attributable to the construction of tangible
assets is neither required nor forbidden        Under SFAS No. 34, "Capitalization of
under FRS15 "Tangible Fixed Assets". If a       Interest Cost" as amended by SFAS No. 42,
policy of capitalisation is adopted, it must    "Determining Materiality for Capitalization
be consistently applied to all such directly    of Interest Cost", interest costs on
attributable finance costs.                     borrowings and other obligations associated
                                                with assets, which are prepared for use over
                                                time, are capitalised as part of the
                                                historical cost of the assets.






Notes to the Accounts

47. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------


U.K. GAAP                                       U.S. GAAP
---------                                       ---------

Goodwill                                        Goodwill


Goodwill arising on consolidation as a result   Under SFAS No. 141, "Business Combinations"
of the acquisition of subsidiary undertakings   and SFAS No. 142, "Goodwill and Other
is capitalised as an intangible fixed asset     Intangible Assets" goodwill resulting from
and is amortised through the profit and loss    acquisitions should be capitalised and is not
account on a straight line basis over its       amortised but tested for impairment annually.
expected useful economic life. The expected     Such goodwill should be written off to the
useful economic life is determined at the       extent that it is judged to be impaired.
time of an acquisition by considering the
nature of the business acquired and the
period of time over which the value of the
business is expected to exceed the value of
its net assets.

Goodwill is subject to impairment reviews in accordance with FRS 11 "Impairment of fixed assets and goodwill". The carrying value is written down by the amount of any impairment, and the loss is recognised in the profit and loss account in the period in which this occurs.



Extinguishment of liabilities                   Extinguishment of liabilities


Under FRS 5, "Reporting the Substance of        Under SFAS No. 140, "Accounting for Transfers
Transactions", a liability is extinguished if   and Servicing of Financial Assets and
an entity's obligation to transfer economic     Extinguishments of Liabilities - a
benefits is satisfied, removed or is no         replacement of FASB Statement No. 125",
longer likely to occur.                         ("SFAS No. 140"), a debtor may de-recognise a
                                                liability if and only if either (a) the
                                                debtor pays the creditor and is relieved of
                                                its obligation for the liability, or (b) the
                                                debtor is legally released from being the
                                                primary obligor under the liability either
                                                financially or by the creditor.

Future developments
                                                Future developments

FRS 17, "Retirement Benefits", ("FRS 17")
specifies accounting requirements for           In June 2001, the FASB issued SFAS No. 143
retirement benefits provided to employees. In   "Accounting for Asset Retirement Obligations"
particular, it requires that an entity's        ("SFAS No. 143"). This statement requires
financial statements reflect at fair value      that the fair value of an obligation
the assets and liabilities arising from an      associated with an asset retirement be
employer's retirement benefit obligations and   recorded in the period in which it is
any related funding. It also requires that      incurred, if a reasonable estimate can be
the operating costs of providing benefits to    made. The costs are capitalised as part of
employees are recognised in the accounting      the carrying amount of the long-lived asset
periods in which the benefits are earned by     and depreciated over the useful life of the
the employees, and that the related finance     asset. The provisions of this Statement are
charges and other changes in value of the       effective for financial statements issued for
assets and liabilities are recognised in the    fiscal years beginning after June 15, 2002.
accounting periods in which they occur.         The adoption of SFAS No. 143 is not expected
                                                to have a material impact on the Group's
                                                financial position or results of operations.






Notes to the Accounts

47. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------


U.K. GAAP                                       U.S. GAAP
---------                                       ---------


Future developments (continued)                 Future developments (continued)


FRS 17 is effective on a phased basis, with certain disclosures required for accounting periods ending on or after 22 June 2001, and for more items for accounting periods ending on or after 22 June 2002. All requirements of FRS 17 are applicable for accounting periods ending on or after 1 January 2005. The disclosures required for 2002 give an indication of its possible impact on the financial statements.
These are set out on pages F-14 to F-17.

                                                In April 2002, the FASB issued SFAS No. 145,
                                                "Rescission of FASB Statements No. 4, 44, and
                                                64, Amendment of FASB Statement No. 13, and
                                                Technical Corrections" ("SFAS No. 145"). This
                                                Statement eliminates an inconsistency between
                                                the required accounting for sale-leaseback
                                                transactions and the required accounting for
                                                certain lease modifications that have
                                                economic effects that are similar to
                                                sale-leaseback transactions. This Statement
                                                also amends other existing authoritative
                                                pronouncements to make various technical
                                                corrections, clarify meanings, or describe
                                                their applicability under changed conditions.
                                                The adoption of the provisions of SFAS No.
                                                145 relating to the early extinguishment of
                                                debt is not expected to have a material
                                                impact on the Group's financial position or
                                                results of operations.

                                                In June 2002, the FASB issued SFAS No. 146,
                                                "Accounting for Costs Associated with Exit or
                                                Disposal Activities" ("SFAS No. 146"). SFAS
                                                No. 146 addresses significant issues relating
                                                to the recognition, measurement, and
                                                reporting of costs associated with exit and
                                                disposal activities, including restructuring
                                                activities, and nullifies the guidance in
                                                EITF Issue No. 94-3, "Liability Recognition
                                                for Certain Employee Termination Benefits and
                                                Other Costs to Exit an Activity (including
                                                Certain Costs Incurred in a Restructuring)".
                                                The provisions of SFAS No. 146 are effective
                                                for exit or disposal activities initiated
                                                after December 31, 2002, although earlier
                                                application is encouraged. Northern Rock did
                                                not enter into any exit or disposal
                                                activities that would be included within the
                                                scope of this standard in the fiscal year
                                                ended December 31, 2002. This pronouncement
                                                is not expected to have a material effect on
                                                the Group's financial position or results of
                                                operation.

                                                In October 2002, the FASB issued SFAS No.
                                                147, "Acquisitions of Certain Financial
                                                Institutions - an amendment of FASB
                                                Statements No. 72 and 144 and FASB
                                                Interpretation No. 9" ("SFAS No. 147"). SFAS
                                                No. 147 provides guidance for (1) the
                                                accounting and reporting for the acquisition
                                                of all or part of a financial institution,
                                                excluding those transactions between two or
                                                more mutual enterprises and (2) accounting
                                                for the impairment or disposal of long-term
                                                customer-relationship intangible assets of
                                                financial institutions, including the
                                                long-term customer-relationship intangibles
                                                of mutual enterprises. The provisions of SFAS
                                                No. 147 were adopted by the Group on August
                                                1, 2002 and had no material effect on the
                                                Group's financial position or results of
                                                operations.






Notes to the Accounts

47. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------

U.K. GAAP                                       U.S. GAAP
---------                                       ---------

                                                Future developments (continued)


                                                In December 2002, the FASB issued SFAS No.
                                                148, "Accounting for Stock-Based Compensation
                                                - Transition and Disclosure - an amendment of
                                                FASB Statement No. 123" ("SFAS No. 148").
                                                This statement amends SFAS No. 123,
                                                "Accounting for Stock-Based Compensation"
                                                ("SFAS No. 123"), to provide alternative
                                                methods of transition for a voluntary change
                                                to the fair value based method of accounting
                                                for stock-based employee compensation. In
                                                addition, the statement amends the disclosure
                                                requirements of SFAS No. 123 to require
                                                prominent disclosure in both annual and
                                                interim financial statements about the method
                                                of accounting for stock-based employee
                                                compensation and the effect of the method
                                                used on reported results. Northern Rock have
                                                not adopted the provisions of this statement
                                                relating to transitioning to a fair value
                                                based method of accounting for stock-based
                                                employee compensation. The disclosure
                                                provisions of this statement have been
                                                adopted by the Group in the fiscal year ended
                                                December 31, 2002.

                                                In April 2003, the FASB issued SFAS No. 149,
                                                "Amendment of Statement 133 on Derivative
                                                Instruments and Hedging Activities", ("SFAS
                                                No. 149"). This Statement amends and
                                                clarifies financial accounting and reporting
                                                for derivative instruments, including certain
                                                derivative instruments embedded in other
                                                contracts (collectively referred to as
                                                derivatives) and for hedging activities under
                                                FASB Statement No. 133, "Accounting for
                                                Derivative Instruments and Hedging
                                                Activities". This Statement is effective
                                                prospectively for contracts entered into or
                                                modified after June 30, 2003 and
                                                prospectively for hedging relationships
                                                designated after June 30, 2003. The Group is
                                                currently analysing the impact of this
                                                Statement but does not believe that on
                                                adoption it will have a material effect on
                                                its financial position or results of
                                                operations.

                                                In May 2003, the FASB issued Statement No.
                                                150, "Accounting for Certain Financial
                                                Instruments with Characteristics of both
                                                Liabilities and Equity". The Statement
                                                improves the accounting for certain financial
                                                instruments that, under previous guidance,
                                                issuers could account for as equity. The new
                                                Statement requires that those instruments be
                                                classified as liabilities in statements of
                                                financial position. The Group is currently
                                                assessing the impact that this standard will
                                                have.






Notes to the Accounts

47. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------

U.K. GAAP                                       U.S. GAAP
---------                                       ---------


                                                Future developments (continued)


                                                In November 2002, the FASB issued FASB
                                                Interpretation No. ("FIN") 45, "Guarantor's
                                                Accounting and Disclosure Requirements for
                                                Guarantee's, Including Indirect Guarantees of
                                                Indebtedness of Others", ("FIN 45"). FIN 45
                                                clarifies the requirements of SFAS No. 5,
                                                "Accounting for Contingencies", relating to a
                                                guarantor's accounting for, and disclosure
                                                of, the issuance of certain types of
                                                guarantees. The Interpretation's provisions
                                                for initial recognition and measurement are
                                                to be applied on a prospective basis to
                                                guarantees issued or modified after December
                                                31, 2002, irrespective of the guarantor's
                                                fiscal year-end. The guarantor's previous
                                                accounting for guarantees that were issued
                                                before the date of FIN 45's initial
                                                application may not be revised or restated to
                                                reflect the effect of the recognition and
                                                measurement provisions of the Interpretation.
                                                The disclosure requirements have been adopted
                                                by Northern Rock for the fiscal year ended
                                                December 31, 2002. The adoption of the
                                                recognition and initial measurement
                                                requirements of FIN 45 are not expected to
                                                have a material effect on the Group's
                                                financial position or results of operations.

                                                In January 2003, the FASB issued FIN 46,
                                                "Consolidation of Variable Interest Entities,
                                                an interpretation of ARB 51" ("FIN 46"). The
                                                primary objectives of FIN 46 are to provide
                                                guidance on the identification of entities
                                                for which control is achieved through means
                                                other than through voting rights ("variable
                                                interest entities" or "VIEs") and how to
                                                determine when and which business enterprise
                                                should consolidate the VIE (the "primary
                                                beneficiary"). This consolidation model
                                                applies to an entity in which either (1) the
                                                equity investors (if any) do not have a
                                                controlling financial interest or (2) the
                                                equity investment at risk is insufficient to
                                                finance that entity's activities without
                                                receiving additional subordinated financial
                                                support from other parties. In addition, FIN
                                                46 requires that both the primary beneficiary
                                                and all other enterprises with a significant
                                                variable interest in a VIE make additional
                                                disclosures. The effective date relating to
                                                implementation and disclosure requirements
                                                included in the Interpretation (although
                                                early adoption is permitted) are for VIEs
                                                created before February 1 2003, effective no
                                                later than the beginning of the first interim
                                                or annual reporting period beginning after
                                                June 15, 2003 and for VIEs created after
                                                January 31 2003, effective immediately.
                                                Northern Rock adopted the transitional
                                                disclosure requirements of the Interpretation
                                                for the fiscal year ended December 31, 2002.
                                                The Group has undertaken a review to identify
                                                variable interest entities in which it is the
                                                primary beneficiary or in which it has a
                                                significant variable interest. The Group has
                                                concluded that it does not have any interests
                                                in variable interest entities for which it
                                                would be either the primary beneficiary in
                                                the arrangement or for which it would have a
                                                significant variable interest.






Notes to the Accounts

47. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------

U.K. GAAP                                       U.S. GAAP
---------                                       ---------


                                                Future developments (continued)

                                                The EITF discussed EITF Issue 02-03, "Issues
                                                Involved in Accounting for Derivative
                                                Contracts Held for Trading Purposes and
                                                Contracts Involved in Energy Trading and Risk
                                                Management Activities" through much of 2002
                                                and reached final consensus at the 25th
                                                October meeting. The FASB staff's view on the
                                                impact of the consensus on non-energy
                                                derivative contracts was clarified at the
                                                21st November meeting. The principal
                                                requirement affecting the Group is that, for
                                                non-energy derivative contracts with effect
                                                from 21st November 2002, where fair value is
                                                not determined using either observable market
                                                prices or models which use market observable
                                                variables as inputs, the unrealised gain or
                                                loss at inception on new contracts should not
                                                be recognised. EITF 02-03 is not expected to
                                                have a material effect on the Group's
                                                financial position or results of operations.


                                             F-59

Notes to the Accounts

------------------------------------------------------------------------------

The following tables summarise the adjustments to consolidated profit attributable to ordinary shareholders and shareholders' funds which would result from the application of U.S. GAAP instead of U.K. GAAP, where applicable. The adjustments in the reconciliations below are stated gross of tax with the tax effect being included within the line item "deferred tax effect of the above U.S./U.K. GAAP adjustments".

The Company's U.S. GAAP net income for the two years ended December 31, 2001 and shareholders' equity as at December 31, 2001 have been restated to include the effect of certain liabilities extinguished under U.K. GAAP but not under U.S. GAAP which were previously omitted from the reconciliation of net income and shareholders' equity (see "Extinguishment of liabilities" in the summary of differences on page F-55). The adjustment to shareholders' equity as at December 31, 2001 includes the cumulative reduction to shareholder's equity as at January 1, 2000, amounting to (GBP)14.2m. The effects of this correction are as follows:


                                                                             2001                        2000
                                                                           (GBP)m                      (GBP)m

Net income in accordance with U.S. GAAP as previously reported             165.9                        199.8
Liabilities extinguished under U.K. GAAP but not under U.S. GAAP           (20.9)                       (16.6)
--------------------------------------------------------------------------------------------------------------

Restated net income in accordance with U.S. GAAP                           145.0                        183.2
-------------------------------------------------------------------------------------------------------------

                                                                             2001                        2000
                                                                            pence                       pence


Basic earnings per share for net income as previously reported              34.4                         46.6
Effect of adjustment                                                        (5.0)                        (4.0)
--------------------------------------------------------------------------------------------------------------

Restated basic earnings per share for net income                            29.4                         42.6
-------------------------------------------------------------------------------------------------------------


                                                                                     2001
                                                                                   (GBP)m

Shareholders' equity in accordance with U.S. GAAP as previously reported          1,449.4
Liabilities extinguished under U.K. GAAP but not under U.S. GAAP, net of tax        (51.7)
------------------------------------------------------------------------------------------

Restated shareholders' equity in accordance with U.S. GAAP                         1,397.7
------------------------------------------------------------------------------------------


Notes to the Accounts

------------------------------------------------------------------------------

                                                                                               Note                      2002

                                                                                                                       (GBP)m


Consolidated profit attributable to ordinary
shareholders of Northern Rock plc (U.K. GAAP)                                                                           229.7

Loan origination fees                                                                                                   (44.5)
Mortgage incentives                                                                                                       2.6
Pension cost                                                                                     a)                      (1.4)
Losses on tangible fixed assets                                                                  b)                      (0.3)
Stock-based compensation                                                                         c)                      (1.9)
Amortisation of goodwill                                                                         f)                         1.5
Capitalised interest                                                                                                        0.9
Realised gains on available for sale securities                                                                               -
Impairment of available for sale securities                                                                              (6.7)
Reclassification of income from securitisation
-   Interest income and similar income arising from loans and advances                                                  415.3
-   Interest expense                                                                                                   (323.7)
-   Provisions for loan losses                                                                                           (4.7)
-   Other operating income                                                                                              (86.7)
-   Other operating expenses                                                                                             (0.2)
Reclassification of provisions for losses on properties in possession:
-   Provisions for loan losses                                                                                            0.8
-   Losses on other real estate owned                                                                                    (0.8)
Non qualifying hedging derivatives                                                               n)                    (474.5)
Extinguishment of liabilities                                                                                                 -
Foreign currency translation of bonds                                                                                   403.8
Reserve capital instruments appropriation                                                                                     -
Deferred tax effect of the above U.S./U.K. GAAP adjustments                                                                35.7
Deferred tax                                                                                     d)                           -
--------------------------------------------------------------------------------------------------------------------------------

Total U.S. GAAP adjustments, net                                                                                        (84.8)
--------------------------------------------------------------------------------------------------------------------------------

Earnings before change in accounting principle                                                                            144.9
--------------------------------------------------------------------------------------------------------------------------------

Cumulative effect of adoption of FAS 133
(net of related income tax benefit of (GBP)20.2m)
--------------------------------------------------------------------------------------------------------------------------------

Consolidated profit attributable to ordinary
shareholders of Northern Rock plc (U.S. GAAP)                                                                             144.9

Reserve capital instruments appropriation (net of tax credit of (GBP)7.6m; 2001 (GBP)7.6m; 2000 (GBP)nil)

Net income (U.S. GAAP)                                                                                                    162.5
--------------------------------------------------------------------------------------------------------------------------------


                                                                                         2001                         2000
                                                                                  (as restated)                (as restated)
                                                                                         (GBP)m                       (GBP)m

Consolidated profit attributable to ordinary

shareholders of Northern Rock plc (U.K. GAAP)                                            192.8                       179.5

Loan origination fees                                                                    (19.5)                      (15.8)
Mortgage incentives                                                                        3.3                        23.6
Pension cost                                                                               1.1                         3.8
Losses on tangible fixed assets                                                           (0.3)                       (0.5)
Stock-based compensation                                                                  (1.1)                        0.5
Amortisation of goodwill                                                                      -                           -
Capitalised interest                                                                        0.3                           -
Realised gains on available for sale securities                                             1.7                           -
Impairment of available for sale securities                                                (0.2)                      (1.5)
Reclassification of income from securitisation
-   Interest income and similar income arising from loans and advances                   245.6                       110.5
-   Interest expense                                                                    (205.4)                      (96.1)
-   Provisions for loan losses                                                            (2.5)                       (1.4)
-   Other operating income                                                               (37.6)                      (13.0)
-   Other operating expenses                                                              (0.1)                           -
Reclassification of provisions for losses on properties in possession:
-   Provisions for loan losses                                                             3.6                         4.6
-   Losses on other real estate owned                                                     (3.6)                       (4.6)
Non qualifying hedging derivatives                                                        23.2                        16.4
Extinguishment of liabilities                                                            (20.9)                      (16.6)
Foreign currency translation of bonds                                                     (7.1)                           -
Reserve capital instruments appropriation                                                  2.3                          4.7
Deferred tax effect of the above U.S./U.K. GAAP adjustments                               (1.8)                       (9.5)
Deferred tax                                                                               0.7                        (1.4)
-------------------------------------------------------------------------------------------------------------------------------

Total U.S. GAAP adjustments, net                                                         (18.3)                        3.7
-------------------------------------------------------------------------------------------------------------------------------

Earnings before change in accounting principle                                            174.5                        183.2
-------------------------------------------------------------------------------------------------------------------------------

Cumulative effect of adoption of FAS 133
(net of related income tax benefit of (GBP)20.2m)                                         (47.1)                           -
-------------------------------------------------------------------------------------------------------------------------------

Consolidated profit attributable to ordinary
shareholders of Northern Rock plc (U.S. GAAP)                                             127.4                        183.2

Reserve capital instruments appropriation (net of
  tax credit of (GBP)7.6m; 2001 (GBP)7.6m; 2000 (GBP)nil)                                17.6                            -

Net income (U.S. GAAP)                                                                    145.0                        183.2
-------------------------------------------------------------------------------------------------------------------------------

In addition to the restatement discussed on page F-60, consolidated profit on ordinary activities after tax of Northern Rock plc (U.K. GAAP) and the value of the deferred tax GAAP adjustment shown above for the year ended 31 December 2000 were restated in 2001 as a result of Northern Rock adopting FRS 19 "Deferred Tax" during the year ended 31 December 2001. Further details are given in note 2b.

Notes to the Accounts

------------------------------------------------------------------------------


                                                                                    Note                        2002

                                                                                                              (GBP)m

Consolidated shareholders' funds of Northern Rock plc (U.K. GAAP)                                            1,209.6

Loan origination fees                                                                                         (110.3)
Mortgage incentives                                                                                            135.9
Pension cost                                                                          a)                        16.9
Impairment of tangible fixed assets                                                   b)                         8.5
Stock-based compensation                                                              c)                        10.3
Purchase accounting adjustments                                                       f)                       (4.4)
Capitalised interest                                                                                             1.2
Net unrealised gain on available for sale securities                                  h)                        52.4
Unrealised holding gain on held to maturity securities                                h)                         1.0
Impairment of available for sale securities                                           h)                        (6.7)
Reclassification of available for sale securities pledged to creditors
-                 Available for sale securities                                                               (874.8)
-                 Available for sale securities pledged to creditors                                           874.8
 FAS 133 fair value adjustment
-                 Available for sale securities                                       n)                         4.4
-                 Deposits by banks                                                   n)                        (7.6)
-                 Customer accounts                                                   n)                        (4.7)
-                 Debt securities in issue                                            n)                       148.9
-                 Subordinated liabilities                                            n)                       (32.9)
 Non-qualifying hedging derivatives                                                   n)                      (496.4)
Hedging derivatives                                                                   n)                      (148.6)
Extinguishment of liabilities                                                                                  (51.7)
Foreign currency translation of bonds                                                                          435.6
Reserve capital instruments                                                                                    300.0
Reserve capital instruments appropriation                                                                        7.0
Reclassification of treasury stock                                                                             (53.8)
Reclassification of securitised mortgage loans:
-                 Restricted cash                                                                              680.9
-                 Securitised advances                                                                      (9,607.6)
-                 Loans and advances to customers                                                            8,975.1
-                 Other liabilities                                                                            (48.4)
Reclassification of non-recourse finance:
-                 Non-recourse finance                                                                       9,254.6
-                 Debt securities in issue                                                                  (9,464.9)
-                 Other liabilities                                                                            210.3
Reclassification of properties in possession:
-                 Loans and advances to customers                                                              (10.9)
-                 Other assets                                                                                  10.9
Dividends payable                                                                                               56.6
Deferred tax effect of the above U.S./U.K. GAAP adjustments
 - cumulative charge to profit on ordinary activities after tax                                                 16.1
 - cumulative charge directly to shareholders' funds                                                           (15.3)
Deferred tax                                                                     d)                                -
-------------------------------------------------------------------------------------------------------------------------------

Total U.S. GAAP adjustments, net                                                                               262.4
-------------------------------------------------------------------------------------------------------------------------------

Consolidated shareholders' funds of Northern Rock plc (U.S. GAAP)                                           1,472.0
-------------------------------------------------------------------------------------------------------------------------------


                                                                                         2001
                                                                                (as restated)
                                                                                       (GBP)m

Consolidated shareholders' funds of Northern Rock plc (U.K. GAAP)                     1,063.3

Loan origination fees                                                                   (65.8)
Mortgage incentives                                                                     124.9
Pension cost                                                                             18.3
Impairment of tangible fixed assets                                                       8.8
Stock-based compensation                                                                  7.2
Purchase accounting adjustments                                                             -
Capitalised interest                                                                      0.3
Net unrealised gain on available for sale securities                                     26.5
Unrealised holding gain on held to maturity securities                                      -
Impairment of available for sale securities                                                 -
Reclassification of available for sale securities pledged to creditors
-                 Available for sale securities                                        (701.3)
-                 Available for sale securities pledged to creditors                    701.3
 FAS 133 fair value adjustment
-                 Available for sale securities                                           1.3
-                 Deposits by banks                                                      (0.4)
-                 Customer accounts                                                      (7.9)
-                 Debt securities in issue                                              (57.5)
-                 Subordinated liabilities                                              (27.0)
 Non-qualifying hedging derivatives                                                     (10.4)
Hedging derivatives                                                                      38.5
Extinguishment of liabilities                                                           (51.7)
Foreign currency translation of bonds                                                    31.8
Reserve capital instruments                                                             300.0
Reserve capital instruments appropriation                                                 7.0
Reclassification of treasury stock                                                      (32.8)
Reclassification of securitised mortgage loans:
-                 Restricted cash                                                       304.0
-                 Securitised advances                                               (4,853.2)
-                 Loans and advances to customers                                     4,560.9
-                 Other liabilities                                                     (11.7)
Reclassification of non-recourse finance:
-                 Non-recourse finance                                                4,707.0
-                 Debt securities in issue                                           (4,768.9)
-                 Other liabilities                                                      61.9
Reclassification of properties in possession:
-                 Loans and advances to customers                                       (11.5)
-                 Other assets                                                           11.5
Dividends payable                                                                        47.3
Deferred tax effect of the above U.S./U.K. GAAP adjustments
 - cumulative charge to profit on ordinary activities after tax                         (17.1)
 - cumulative charge directly to shareholders' funds                                     (6.9)
Deferred tax                                                                                -
----------------------------------------------------------------------------------------------

Total U.S. GAAP adjustments, net                                                        334.4
----------------------------------------------------------------------------------------------

Consolidated shareholders' funds of Northern Rock plc (U.S. GAAP)                     1,397.7
----------------------------------------------------------------------------------------------


In addition to the restatement discussed on page F-60, consolidated shareholder's funds of Northern Rock plc (U.K. GAAP) and the value of the reserve capital instruments GAAP adjustment shown above as at 31 December 2001 have been restated as

Notes to the Accounts

a result of Northern Rock adopting UITF 33 "Obligations in financial instruments" during the year ended 31 December 2002. Further details are given in note 2a.

47. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------

a) Pension cost

Under U.S. GAAP, the Group adopts the provisions of SFAS No. 87, "Employers Accounting for Pensions" ("SFAS No. 87"), as amended by SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits", in respect of the Northern Rock Pension Scheme, a funded plan as at 31 December 1995. The U.S. GAAP pension cost for the funded pension scheme, including the cost of guaranteeing the benefits of members within the defined contribution scheme approaching retirement, for 2002 of (GBP)8.3m (2001: (GBP)3.5m; 2000:
(GBP)1.0m) compares with (GBP)6.9m in 2002 (2001: (GBP)4.6m; 2000: (GBP)4.8m)
under U.K. GAAP.

The following disclosures are based upon pension costs as calculated under U.S. GAAP.


Net periodic pension cost


                                                             2002                        2001                         2000
                                                           (GBP)m                     (GBP)m                        (GBP)m

Service cost                                                  6.7                         6.4                          6.2
Interest cost                                                 9.4                         8.2                          7.3
Expected return on plan assets                               (9.7)                      (11.0)                       (11.8)
Amortisation of unrecognised net asset at transition         (0.6)                       (0.7)                        (0.7)
Amortisation of unrecognised net loss                         2.5                         0.6                            -
-----------------------------------------------------------------------------------------------------------------------------

Net periodic pension cost                                     8.3                         3.5                          1.0
-----------------------------------------------------------------------------------------------------------------------------



Projected benefit obligation

                                                                  2002                        2001                         2000
                                                                (GBP)m                      (GBP)m                       (GBP)m

Benefit obligation at the beginning of the year                  166.4                       143.5                        122.8
Reclassified to defined contribution scheme (see note 7)          (1.4)                          -                            -
Service cost                                                       6.7                         6.4                          6.2
Interest cost                                                      9.4                         8.2                          7.3
Employee contributions                                             1.7                         1.7                          1.7
Actuarial loss                                                     3.4                        10.3                          8.9
Benefits paid                                                     (3.6)                       (3.7)                        (3.4)
----------------------------------------------------------------------------------------------------------------------------------

Benefit obligation at the end of the year                        182.6                       166.4                        143.5
----------------------------------------------------------------------------------------------------------------------------------


Notes to the Accounts

------------------------------------------------------------------------------

a) Pension cost (continued)

Fair value of plan assets                                         2002                        2001                         2000
                                                                (GBP)m                      (GBP)m                       (GBP)m

Fair value of plan assets at beginning of year                   137.1                       139.9                        143.8
Reclassified to defined contribution scheme (see note 7)          (1.4)                          -                            -
Actual return on plan assets                                     (18.7)                       (5.4)                        (7.0)
Employer contributions                                            39.1                         4.6                          4.8
Employee contributions                                             1.7                         1.7                          1.7
Benefits paid                                                     (3.6)                       (3.7)                        (3.4)
----------------------------------------------------------------------------------------------------------------------------------

Fair value of plan assets at end of year                         154.2                       137.1                        139.9
----------------------------------------------------------------------------------------------------------------------------------

Funded status of the plan                                         2002                        2001                         2000
                                                                (GBP)m                      (GBP)m                       (GBP)m

Fair value of plan assets                                        154.2                       137.1                        139.9
Projected benefit obligation                                    (182.6)                     (166.4)                      (143.5)
----------------------------------------------------------------------------------------------------------------------------------
Funded status                                                    (28.4)                      (29.3)                        (3.6)

Unrecognised actuarial loss                                       78.2                        48.9                         22.8
Unrecognised net asset at transition                              (0.7)                       (1.3)                        (2.0)
----------------------------------------------------------------------------------------------------------------------------------

Prepaid assets                                                    49.1                        18.3                         17.2
----------------------------------------------------------------------------------------------------------------------------------


The Accumulated Benefit Obligation was calculated based on Approach 2 disclosed in EITF 88-1 "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan". In this approach, the actuarial present value of the vested benefits to which the employee is currently entitled is based on the employee's expected date of separation or retirement, as opposed to Approach 1, where the Vested Benefit Obligation is the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately.

Under SFAS No. 87, the excess of plan assets over the projected benefit obligation at the transition date totalled (GBP)5.4m and was recorded as a net asset and increase to shareholders' funds. This net asset is recognised as a reduction to pension expense on a prospective basis over approximately 8 years. The financial assumptions used to calculate the projected benefit obligation for the Company's pension scheme at 31 December 2002, 2001 and 2000 were as follows.


                                         2002           2001         2000
                                         % pa           % pa         % pa

Discount rate                            5.60           5.75         5.75
Rate of pay escalation                   4.05           4.25         4.25
Rate of pension increase                 3.00           3.00         3.00
Rate of return on plan assets            6.70           7.00         7.75
Price inflation                          2.30           2.50         2.75



The assets of the plan are invested primarily in equity and fixed interest securities.

Staff who joined the scheme before 1 July 1999 participate in the funded, contracted-out, defined benefit section of the scheme unless they opt out. Retirement benefits of this section of the scheme are based on the individual's final year's pensionable salary and the number of years pensionable service with the Group at retirement. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the scheme at that date, together with staff employed from 1 July 1999, participate in the contracted-in defined contribution section of the scheme unless they opt out. Retirement benefits of this section of the scheme are based on the individual's periodic contributions to the scheme and the relative market performance of the investments. The U.S. GAAP pension charge for this section of the scheme, excluding the cost of guaranteeing the benefits of members approaching retirement, is the same as the U.K. GAAP charge and amounted to (GBP)0.8m (2001: (GBP)0.8m; 2000 (GBP)0.4m).

Notes to the Accounts

------------------------------------------------------------------------------

b) Impairment of tangible fixed assets

During the year ended 31 December 1997, the Group recorded restructuring provisions of (GBP)11.6m in connection with the planned closure of certain branches and head office premises. Under U.S. GAAP the restructuring costs did not meet the criteria for recognition under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This statement has now been superseded by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

Disposal of branches during the period 2000 to 2002 resulted in amounts relating to restructuring provisions recorded during 1997 under U.K. GAAP being recognised in income under U.S. GAAP in those periods. This resulted in a decrease to net income under U.S. GAAP of (GBP)0.5m in 2000, (GBP)0.3m in 2001 and (GBP)0.3m in 2002.

c) Stock-based compensation

Summary of schemes
------------------

Northern Rock grants stock options to executive officers and employees under the following schemes:

o  Employee Share Option Scheme
o  Employee Sharesave Scheme

Equity instruments other than options have been granted under the following schemes:

o  Employee Share Ownership Scheme
o  Approved Profit Sharing Scheme
o  Long Term Incentive Plan
o  Share Matching Scheme
o  Deferred Bonus Plan

Further details of each plan are given below.

Stock Option Schemes
--------------------

Employee Share Option Scheme

The Employee Share Option Scheme is an incentive scheme established in 1998 under which eligible employees may be granted stock options. In accordance with the scheme, options are granted at an exercise price equivalent to market price on the grant date with a vesting period of 3 years. Upon vesting, options may be exercised up to ten years from the grant date. An initial grant of options was made in 1998 and a second grant was made in 2002.

Notes to the Accounts

------------------------------------------------------------------------------

c) Stock-based compensation (continued)

Stock Option Schemes (continued)

Employee Sharesave Schemes

Qualifying employees may participate in the Employee Sharesave Schemes which are qualified Save as You Earn ("SAYE") schemes, as defined by the Inland Revenue. Under these schemes, employees may contribute a portion of their monthly salary, up to a specified maximum amount, and at the expiry of a fixed term, have the option to use the savings to acquire shares in Northern Rock plc. The fixed terms outlined in the schemes for option vesting are three, five and seven years. Options can be exercised up to six months after vesting. Employees who leave the Company prior to becoming fully vested may be able to exercise their options, for up to six months, if they meet certain specified criteria. Options are granted to the employees at a discount from the market price, which currently is 20%. The vesting period for the options is equivalent to the fixed terms in accordance with the schemes' rules.

Two Sharesave schemes are currently in operation resulting from options offered to employees during 1997 and 2000. Employees can save in one or both of the schemes up to an overall specified maximum amount.

The following tables summarise the movement in the number of stock options between those outstanding at the beginning and end of the year, together with changes in weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.

                                                                                                Employee Sharesave
                                                                                                     (2000) Scheme
                                                                                   --------------------------------

                                                                                                          Weighted
                                                                                                           average
                                                                                        Number of         exercise
                                                                                          options      price (GBP)
                                                                                   -------------------------------

2002
----

Options outstanding at the beginning of the year                                        2,977,031              2.15
Options granted during the year                                                                 -                 -
Options exercised during the year                                                          11,904              2.15
Options forfeited during the year                                                          50,607              2.15
Options expired during the year                                                                 -                 -
Options outstanding at the end of the year                                              2,914,520              2.15
Options exercisable at the end of the year                                                  5,585              2.15

2001
----

Options outstanding at the beginning of the year                                        3,128,202              2.15
Options granted during the year                                                                 -                 -
Options exercised during the year                                                          16,217              2.15
Options forfeited during the year                                                         134,954              2.15
Options expired during the year                                                                 -                 -
Options outstanding at the end of the year                                              2,977,031              2.15
Options exercisable at the end of the year                                                      -                 -

2000
----

Options outstanding at the beginning of the year                                                -                 -
Options granted during the year                                                         3,287,933              2.15
Options exercised during the year                                                           3,383              2.15
Options forfeited during the year                                                         155,666              2.15
Options expired during the year                                                               682              2.15
Options outstanding at the end of the year                                              3,128,202              2.15
Options exercisable at the end of the year                                                  2,305              2.15



                                                                                                    Employee Sharesave
                                                                                                         (1997) Scheme
                                                                                   -----------------------------------

                                                                                                              Weighted
                                                                                                               average
                                                                                         Number of            exercise
                                                                                           options         price (GBP)
                                                                                   -----------------------------------

2002
----

Options outstanding at the beginning of the year                                          61,322              3.81
Options granted during the year                                                                -                 -
Options exercised during the year                                                              -                 -
Options forfeited during the year                                                          3,871              3.81
Options expired during the year                                                                -                 -
Options outstanding at the end of the year                                                57,451              3.81
Options exercisable at the end of the year                                                22,030              3.81

2001
----

Options outstanding at the beginning of the year                                         167,737              3.81
Options granted during the year                                                                -                 -
Options exercised during the year                                                         92,326              3.81
Options forfeited during the year                                                          1,519              3.81
Options expired during the year                                                           12,570              3.81
Options outstanding at the end of the year                                                61,322              3.81
Options exercisable at the end of the year                                                     -                 -

2000
----

Options outstanding at the beginning of the year                                       2,121,059              3.81
Options granted during the year                                                                -                 -
Options exercised during the year                                                          1,868              3.81
Options forfeited during the year                                                      1,931,309              3.81
Options expired during the year                                                           20,145              3.81
Options outstanding at the end of the year                                               167,737              3.81
Options exercisable at the end of the year                                               104,873              3.81


Notes to the Accounts

------------------------------------------------------------------------------

c) Stock-based compensation (continued)

Stock Option Schemes (continued)
--------------------------------

                                                                               Employee Share                     Employee Share
                                                                         Option (2002) Scheme               Option (1998) Scheme
                                                        -------------------------------------   --------------------------------

                                                                                     Weighted                           Weighted
                                                                                      average                            average
                                                                  Number of          exercise         Number of         exercise
                                                                    options       price (GBP)           options      price (GBP)
                                                        ------------------------------------    --------------------------------

2002
----
Options outstanding at the beginning of the year                          -                 -         2,217,902             6.18
Options granted during the year                                   3,796,000              6.41                 -                -
Options exercised during the year                                         -                 -           831,333             6.18
Options forfeited during the year                                   194,000              6.41           103,250             6.18
Options expired during the year                                           -                 -             5,200             6.18
Options outstanding at the end of the year                        3,602,000              6.41         1,278,119             6.18
Options exercisable at the end of the year                            4,000              6.41         1,278,119             6.18

2001
----
Options outstanding at the beginning of the year                          -                 -         2,403,352             6.18
Options granted during the year                                           -                 -                 -                -
Options exercised during the year                                         -                 -                 -                -
Options forfeited during the year                                         -                 -           105,400             6.18
Options expired during the year                                           -                 -            80,050             6.18
Options outstanding at the end of the year                                -                 -         2,217,902             6.18
Options exercisable at the end of the year                                -                 -         2,217,902             6.18

2000
----
Options outstanding at the beginning of the year                          -                 -         2,812,606             6.18
Options granted during the year                                           -                 -                 -                -
Options exercised during the year                                         -                 -                 -                -
Options forfeited during the year                                         -                 -           176,250             6.18
Options expired during the year                                           -                 -           233,004             6.18
Options outstanding at the end of the year                                -                 -         2,403,352             6.18
Options exercisable at the end of the year                                -                 -            80,050             6.18


All options outstanding at 31 December 2002 under the Employee Sharesave
(2000) Scheme, the Employee Sharesave (1997) Scheme, the Employee Share Option
(2002) Scheme and the Employee Share Option (1998) Scheme were granted with an exercise price of (GBP)2.15, (GBP)3.81, (GBP)6.41 and (GBP)6.18, respectively. The market price of the Company's shares at the grant date for each of these schemes was (GBP)3.07, (GBP)4.82, (GBP)6.41 and (GBP)6.18, respectively.

Notes to the Accounts

------------------------------------------------------------------------------

c) Stock-based compensation (continued)

Stock Option Schemes (continued)
--------------------------------

Stock-based compensation costs relating to these schemes were as follows

                                                                                             2002          2001          2000
                                                                                           (GBP)m        (GBP)m        (GBP)m

Employee Sharesave (2000) Scheme                                                              0.7           0.7           0.5
Employee Sharesave (1997) Scheme                                                                -             -          (0.8)
Employee Share Option (2002) Scheme                                                             -             -             -
Employee Share Option (1998) Scheme                                                             -             -             -

The weighted average grant date fair value of options granted during the year were as follows.

                                                                                             2002          2001          2000
                                                                                           (GBP)m        (GBP)m        (GBP)m

Employee Sharesave (2000) Scheme
    Three year vesting                                                                          -             -          1.17
    Five year vesting                                                                           -             -          1.23
    Seven year vesting                                                                          -             -          1.27

Employee Sharesave (1997) Scheme
    Three year vesting                                                                          -             -             -
    Five year vesting                                                                           -             -             -
    Seven year vesting                                                                          -             -             -

Employee Share Option (2002) Scheme                                                          1.63             -             -

Employee Share Option (1998) Scheme                                                             -             -             -

The fair values used to calculate the weighted averages in the table above were calculated using the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", which is described further below.

The weighted average remaining contractual life of options outstanding at 31 December 2002 were as follows.

                                                                                                     Weighted average
Scheme                                                                                               contractual life

Employee Sharesave (2000) Scheme                                                                         2.1 years
Employee Sharesave (1997) Scheme                                                                         1.7 years
Employee Share Option (2002) Scheme                                                                      9.5 years
Employee Share Option (1998) Scheme                                                                      5.4 years


Notes to the Accounts

------------------------------------------------------------------------------

c) Stock-based compensation (continued)

Other Equity Instruments
------------------------

Employee Share Ownership Scheme

The Employee Share Ownership Scheme was established in connection with the conversion of Northern Rock Building Society to a stock form U.K. licensed bank on 1 October 1997 ("conversion"). Each employee of the former building society was granted rights to shares, free from any consideration, following the conversion. These rights vested immediately and the shares were transferred to an independent trustee company upon grant date. The shares were transferred to the employees by the trustee company on the third anniversary of the grant date. Compensation expense related to this scheme was (GBP)nil for all years presented.

Approved Profit Sharing Scheme

The Approved Profit Sharing Scheme ("APSS") was established in 1998 and is available to all employees who have completed a minimum of six months of service. Provided that the Company meets certain performance criteria annually as outlined in the APSS, eligible employees are granted rights to shares in Northern Rock plc for an amount not in excess of 5% of their annual salary, free from any consideration. The rights to shares vest immediately. The Company subsequently purchases shares to satisfy the shares vested and transfers them to an independent trustee company. Shares are transferred to the employees by the trustee company on the third anniversary of the grant date. Compensation expense related to this scheme was (GBP)2.4m, (GBP)1.6m and
(GBP)1.1m for 2002, 2001 and 2000, respectively.

Long Term Incentive Plan

Executive Directors and certain other senior executives, who are not within 2 years of retirement age, are granted rights to shares under the Long Term Incentive Plan ("LTIP"). Rights to shares are granted under the LTIP to eligible employees free from any consideration. The vesting period for the shares is 3 years from the date of grant and is subject to certain performance targets for the Company over the vesting period. If certain performance criteria have been met by the Company, the employees may exercise their options within a 3 month window immediately subsequent to the vesting period. Compensation expense related to this scheme was (GBP)2.7m, (GBP)3.9m and
(GBP)nil for 2002, 2001 and 2000, respectively.

Share Matching Schemes

The Company operates two Share Matching Schemes which entitle certain employees to use their annual bonuses to purchase shares in Northern Rock plc. The first scheme applies to Executive Directors and other senior executives (Share Matching Scheme 1). Originally, for every four shares purchased by the employee, the Company granted the employee the right to one additional share, free from any consideration. This scheme was altered during 2000 such that the Company now grants the employee one additional share for every share purchased. Rights to these shares vest over 3 years from the grant date. The Company has purchased shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense related to this scheme was (GBP)0.7m, (GBP)0.3m and (GBP)0.1m for 2002, 2001 and 2000, respectively.

The second scheme (Share Matching Scheme 2) was introduced during 2001 and applies to Assistant Directors and senior managers. Under the scheme, employees are entitled to use their annual bonuses to purchase shares in Northern Rock plc. For every two shares purchased by the employee, the Company grants the employee the right to one additional share, free from any consideration. Rights to these shares vest over 3 years from the grant date. The Company has purchased shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense related to this scheme was (GBP)0.1m and (GBP)nil for 2002 and 2001 respectively.

Notes to the Accounts

------------------------------------------------------------------------------

c) Stock-based compensation (continued)

Other Equity Instruments (continued)
------------------------------------

Deferred Bonus Plan

An Executive Director or senior executive who receives a bonus under the short term cash bonus scheme may, at the absolute discretion of the Remuneration Committee, be granted an award of shares under the plan with a pre-tax value equal to the pre-tax value of his bonus under the short term cash bonus scheme. A participant who is granted an award must normally continue to hold those shares and remain an employee of the Group for a period of three years from the grant date in order to retain the full number of shares so granted to him, although shares will be released earlier in certain "good leaver" circumstances. Compensation expense related to this scheme was (GBP)0.5m,
(GBP)0.2m and (GBP)nil for 2002, 2001 and 2000 respectively.

                                                                2002                          2001                           2000
                                                            Weighted                      Weighted                       Weighted
                                                        average fair                  average fair                   average fair
                                              Number of     value at        Number of     value at        Number of      value at
                                         rights granted   grant date   rights granted   grant date   rights granted    grant date
                                         ---------------------------   --------------------------- ------------------------------

Employee Share Ownership Scheme                       -            -                -            -                -             -
Approved Profit Sharing Scheme                  368,414    (GBP)6.65          303,178    (GBP)5.16          306,694     (GBP)3.50
Long Term Incentive Plan                        389,040    (GBP)6.66          473,481    (GBP)4.65          547,561     (GBP)3.16
Share Matching Scheme 1                         170,852    (GBP)6.66          168,366    (GBP)4.65           29,574     (GBP)3.13
Share Matching Scheme 2                          38,149    (GBP)6.78           45,060    (GBP)5.60                -             -
Deferred Bonus Plan                             117,942    (GBP)6.66          144,792    (GBP)4.65                -             -

Pro forma net income and basic and diluted earnings per share data
------------------------------------------------------------------

Northern Rock has adopted the intrinsic value based method to measure stock-based compensation, for the purposes of the reconciliation of net income between U.K. and U.S. GAAP.

If stock-based compensation for the stock-based compensation schemes had been determined based on the fair value at the grant dates, consistent with the method encouraged by SFAS No. 123, "Accounting for Stock-Based Compensation", net income and earnings per share would have been as shown on a pro forma basis below.

                                                                                             2002          2001          2000
                                                                                                  (as restated) (as restated)
                                                                                           (GBP)m        (GBP)m        (GBP)m
Net income under U.S. GAAP

As reported                                                                                 162.5         145.0         183.2
Add total stock-based employee compensation included in reported net income,
   net of related tax effects                                                                 0.5           0.5          (0.2)
Less total stock-based employee compensation determined under the fair value
  based method for all awards, net of related tax effects                                    (1.3)         (1.0)         (0.5)
-----------------------------------------------------------------------------------------------------------------------------

Pro forma net income                                                                        161.7         144.5         182.5
-----------------------------------------------------------------------------------------------------------------------------

Basic earnings per Ordinary Share under U.S. GAAP

As reported                                                                                 35.0p         29.4p         42.6p
Pro forma                                                                                   34.8p         29.3p         42.5p

Diluted earnings per Ordinary Share under U.S. GAAP

As reported                                                                                 34.7p         29.2p         42.5p
Pro forma                                                                                   34.5p         29.0p         42.3p


Notes to the Accounts

------------------------------------------------------------------------------

c) Stock-based compensation (continued)

Pro forma net income and basic and diluted earnings per share data (continued)
------------------------------------------------------------------------------

The fair value of each option granted under the four primary stock option schemes has been estimated as at the grant date using the Black-Scholes option pricing model using the following assumptions for 2002, 2001 and 2000. Note that if the fair values for shares granted under the other share compensation schemes had been calculated under the Black-Scholes model, they would have equated to the intrinsic value.

                                                                                             2002          2001          2000
Risk free interest rate:
    Employee Sharesave (2000) Scheme
       Three year vesting                                                                    6.2%          6.2%          6.2%
       Five year vesting                                                                     5.9%          5.9%          5.9%
       Seven year vesting                                                                    5.7%          5.7%          5.7%
    Employee Sharesave (1997) Scheme
       Three year vesting                                                                    7.1%          7.1%          7.1%
       Five year vesting                                                                     6.9%          6.9%          6.9%
       Seven year vesting                                                                    6.8%          6.8%          6.8%
    Employee Share Option Scheme (2002)                                                      4.9%           n/a           n/a
    Employee Share Option Scheme (1998)                                                      6.3%          6.3%          6.3%

Dividend yield                                                                               3.1%          3.0%          3.0%

Expected volatility of underlying shares                                                    30.0%         30.0%         30.0%

Expected lives of options granted:
    Employee Sharesave (2000) Scheme
       Three year vesting                                                               3.5 years     3.5 years     3.5 years
       Five year vesting                                                                5.5 years     5.5 years     5.5 years
       Seven year vesting                                                               7.5 years     7.5 years     7.5 years
    Employee Sharesave (1997) Scheme
       Three year vesting                                                               3.5 years     3.5 years     3.5 years
       Five year vesting                                                                5.5 years     5.5 years     5.5 years
       Seven year vesting                                                               7.5 years     7.5 years     7.5 years
    Employee Share Option Scheme (2002)                                                   5 years           n/a           n/a
    Employee Share Option Scheme (1998)                                                   5 years       5 years       5 years


Notes to the Accounts

------------------------------------------------------------------------------

d) Deferred tax

In the reconciliations of U.K. to U.S. GAAP above and U.S. GAAP financial statements in note 48, the Group's deferred taxes have been recalculated following the guidance of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). The effect of this calculation is shown in the reconciliations of U.K. to U.S. GAAP in the line item "deferred tax".

The principal components of the Group's net deferred tax asset/(liability) calculated under SFAS No. 109, are as follows.

                                                                                                           2002           2001
                                                                                                                 (as restated)
                                                                                                         (GBP)m         (GBP)m
Deferred tax liabilities:

Excess of capital allowances over depreciation                                                             (5.9)         (6.4)
Contribution from mortgage indemnity insurance subsidiary                                                 (16.5)         (5.5)
Pension fund prepayment                                                                                    (2.0)            -
Other timing differences                                                                                   (1.7)         (1.6)
------------------------------------------------------------------------------------------------------------------------------

Total deferred tax liabilities                                                                            (26.1)        (13.5)
------------------------------------------------------------------------------------------------------------------------------

Deferred tax assets:

Restructuring provisions                                                                                    2.6           2.6
Capital loss on care homes                                                                                  3.9           3.9
Loan loss provisions                                                                                       14.7           9.6
Contributions to the Northern Rock Foundation                                                               2.5           2.2
Other timing differences                                                                                    6.3           4.5
------------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets before valuation allowance                                                       30.0          22.8
Less: valuation allowance                                                                                  (7.3)         (6.9)

Deferred tax assets less valuation allowance                                                               22.7          15.9
------------------------------------------------------------------------------------------------------------------------------

Net deferred tax (liability)/asset under SFAS No. 109                                                      (3.4)          2.4
Net deferred tax asset/(liability) arising from differences in U.K. and U.S. GAAP                           0.8         (24.0)
------------------------------------------------------------------------------------------------------------------------------

Net deferred tax liability under U.S. GAAP                                                                 (2.6)        (21.6)
------------------------------------------------------------------------------------------------------------------------------

The valuation allowance against deferred tax assets at 31 December 2002 and 31 December 2001 principally relates to unrealised capital losses arising on the write down of property upon restructuring and realised capital losses on the disposal of care homes.


e) Earnings per share ("EPS")

Under U.S. GAAP, SFAS No. 128, "Earnings per Share" requires certain disclosures relating to earnings per share in addition to the presentation of basic and diluted earnings per share on the face of the Group's profit and loss account. The following tables provide reconciliations of income and number of shares used in the calculation of basic and diluted EPS for the years ended 31 December 2002, 2001 and 2000.

Notes to the Accounts

------------------------------------------------------------------------------

e) Earnings per share ("EPS") (continued)

                                                                                                  Year ended 31 December
                                                                                             2002          2001          2000
                                                                                                  (as restated) (as restated)
                                                                                           (GBP)m        (GBP)m        (GBP)m

Income from continuing operations                                                           162.5         192.1         184.0
Appropriation on reserve capital instruments
(net of tax benefit of(GBP)7.6m (2001(GBP)7.6m; 2000(GBP)nil))                              (17.6)        (17.6)            -
Undeclared appropriation on reserve capital instruments
(net of tax benefit of(GBP)nil (2001(GBP)2.1m; 2000(GBP)1.4m))                                  -          (4.9)         (3.3)
------------------------------------------------------------------------------------------------------------------------------

Income from continuing operations available to ordinary shareholders (numerator)            144.9         169.6         180.7
------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Year ended 31 December
                                                                                             2002          2001          2000
                                                                                                  (as restated) (as restated)
                                                                                           (GBP)m        (GBP)m        (GBP)m

Net income                                                                                  162.5         145.0         183.2
Appropriation on reserve capital instruments
(net of tax benefit of(GBP)7.6m (2001(GBP)7.6m; 2000(GBP)nil))                              (17.6)        (17.6)            -
Undeclared appropriation on reserve capital instruments
(net of tax benefit of(GBP)nil (2001(GBP)2.1m; 2000(GBP)1.4))                                   -          (4.9)         (3.3)
------------------------------------------------------------------------------------------------------------------------------

Net income available to ordinary shareholders (numerator)                                   144.9         122.5         179.9
------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Year ended 31 December
                                                                                             2002          2001          2000
                                                                                                  (as restated) (as restated)
                                                                                           (GBP)m        (GBP)m        (GBP)m

Weighted average ordinary shares outstanding (denominator for basic EPS)                    413.5         417.0         422.1
Effect of dilutive securities:
Share options                                                                                 3.6           3.1           1.3
-----------------------------------------------------------------------------------------------------------------------------

Adjusted weighted average ordinary shares (denominator for diluted EPS)                     417.1         420.1         423.4
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                 Year ended 31 December
                                                                                             2002          2001          2000
                                                                                                  (as restated) (as restated)
                                                                                            pence         pence         pence

Basic EPS from continuing operations                                                         35.0          40.7          42.8
Basic EPS from net income                                                                    35.0          29.4          42.6
Diluted EPS from continuing operations                                                       34.7          40.4          42.7
Diluted EPS from net income                                                                  34.7          29.2          42.5

EPS, assuming full dilution, is computed based on the average number of common shares outstanding during the period, plus the dilutive effect of stock options. The dilutive effect of stock options is computed using the average market price of the company's stock for the period.

                                                                                            2002          2001          2000
                                                                                               m             m             m
Anti-dilutive options to purchase ordinary shares excluded from the computation of diluted EPS
 - at an exercise price of (GBP)3.81 (Sharesave Scheme 1997)                                   -           0.1           1.1
 - at an exercise price of (GBP)6.18 (Share Option Scheme 1998)                              1.7           2.3           2.6
 - at an exercise price of (GBP)2.15 (Sharesave Scheme 2000)                                 1.0           1.2           1.3
 - at an exercise price of (GBP)6.41 (Share Option Scheme 2002)                              1.6             -             -
The movements on these options during each year are given in the tables on pages F-66 and F-67.


Notes to the Accounts

------------------------------------------------------------------------------

f) Goodwill and other intangible assets

Upon acquisition of Legal & General Bank Limited and Legal & General Mortgage Services Limited, on August 1, 2002, the Group adopted the provisions of SFAS No. 141 "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The Group was not required to adopt the provisions of these standards prior to this date as the Group did not have any existing goodwill or intangible asset balances. In accordance with SFAS No. 142, goodwill arising on the acquisition of Legal & General Bank Limited and Legal & General Mortgage Services Limited of (GBP)29.9m has been capitalised and is subject to an impairment test at least annually, whereby impairment test reviews may result in annual goodwill write-downs. No other intangible assets were recognised on acquisition.

Since the date of acquisition, the acquired entities have been subsumed within the Group's normal trading operations. Consequently, in accordance with the impairment testing provisions of SFAS No. 142, goodwill arising on acquisition has been assigned to the consolidated Group level, being the Group's single business segment and reporting unit. If the fair value of this reporting unit is less than its carrying value, a goodwill impairment loss would be recognised equal to the excess, if any, of the net carrying value of the reporting unit goodwill over its implied fair value. In determining the estimated fair value of the reporting unit, the Group has used its quoted market share price as of the date of testing.

The Group performed its goodwill impairment test as of 31 December 2002 and deemed that there were no indicators of goodwill impairment existing.

The changes in the carrying amount of goodwill for the year ended 31 December 2002 are as follows:

                                                               (GBP)m

Balance as of January 1, 2002                                       -

Goodwill acquired during year                                    29.9
-------------------------------------------------------------------------

Balance as of December 31, 2002                                  29.9
-------------------------------------------------------------------------

The value of goodwill acquired under U.S. GAAP represents the difference between the cost of the investment in Legal & General Bank Limited and Legal & General Mortgage Services Limited and the fair value of the assets acquired as measured under U.S. GAAP. The carrying amount of goodwill at 31 December 2002 is (GBP)4.4m lower under U.S. GAAP as compared to U.K. GAAP. This is due to the fair value of assets acquired being (GBP)5.9m higher under U.S. GAAP resulting from different amortisation periods for mortgage incentives acquired (see page F-49), net of amortisation charge of (GBP)1.5m under U.K. GAAP not required under U.S. GAAP.


g) Discontinued operations

Under U.S. GAAP, the planned disposal of the care home business in 1999 qualified as discontinued operations in accordance with APB No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", ("APB No. 30"). Included in note 48 is the Group's consolidated profit and loss account, prepared in accordance with U.S. GAAP, which includes the disclosures required by APB No. 30 for discontinued operations.

The impact on basic and diluted U.S. GAAP earnings per share of discontinued operations was as follows:

                                                               2002               2001               2000
                                                              pence              pence              pence

Income from operations of discontinued care homes business        -                  -                0.5

Loss on disposal of care homes                                    -                  -               (0.7)
----------------------------------------------------------------------------------------------------------

Net impact of discontinued operations                             -                  -             (0.2)
----------------------------------------------------------------------------------------------------------


Notes to the Accounts

------------------------------------------------------------------------------

h) Investment securities

Under U.S. GAAP, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", investment securities are classified and disclosed within one of the following three categories: held to maturity; available for sale; or trading. The Group's investment securities are shown below in the disclosure categories required for investment securities under U.S. GAAP. All of the Group's investment securities at 31 December 2001 were classified as available for sale.

                                                                                                          At 31 December 2002

                                                                                            Gross         Gross
                                                                               Book    unrealised    unrealised          Fair
                                                                              value         gains        losses         value
                                                                             (GBP)m        (GBP)m        (GBP)m        (GBP)m
Available for sale securities
Equity securities                                                              34.8           0.2          (0.8)         34.2
Debt securities issued by the U.S. Treasury and other U.S. government
  corporations and agencies                                                       -             -             -             -
Debt securities issued or backed by foreign governments                       959.2          37.7             -         996.9
Corporate debt securities                                                   1,545.0          19.6             -       1,564.6
Mortgage backed securities other than those issued or backed by
  U.S. government agencies                                                  1,206.1           0.4          (1.4)      1,205.1
Other investment securities                                                   162.0           1.1             -         163.1
------------------------------------------------------------------------------------------------------------------------------

Available for sale securities at 31 December 2002                           3,907.1          59.0          (2.2)      3,963.9
Derivatives held to hedge investment securities classified as available
for sale                                                                          -             -          (4.4)         (4.4)
------------------------------------------------------------------------------------------------------------------------------

Net available for sale securities at 31 December 2002                       3,907.1          59.0          (6.6)      3,959.5
------------------------------------------------------------------------------------------------------------------------------


Held to maturity securities

Corporate debt securities                                                     352.5           1.0             -         353.5
------------------------------------------------------------------------------------------------------------------------------

At 31 December 2002 the book value of corporate debt securities guaranteed by banks or other financial institutions amounted to (GBP)1,831.9m, comprising
(GBP)1,497.8m classified as available for sale and (GBP)334.1 classified as held to maturity. Their market value at this date was (GBP)1,852.7m, comprising (GBP)1,517.6m classified as available for sale and (GBP)335.1m classified as held to maturity.
At 31 December 2002 available for sale investment securities pledged to creditors amounted to (GBP)842.7m. Their market value at this date was
(GBP)874.8m.
An impairment charge of (GBP)6.7m has been recognised in net income during the year in respect of an investment within equity securities where a decline in its fair value below amortised cost was judged to be other than temporary. The book value of equity securities at 31 December 2002 includes this investment at its fair value.

                                                                                                          At 31 December 2001

                                                                                            Gross         Gross
                                                                               Book    unrealised    unrealised          Fair
                                                                              value         gains        losses         value
                                                                             (GBP)m        (GBP)m        (GBP)m        (GBP)m
Available for sale securities
Equity securities                                                              35.3           1.3          (1.7)         34.9
Debt securities issued by the U.S. Treasury and other U.S. government
  corporations and agencies                                                    27.8           0.1          (0.4)         27.5
Debt securities issued or backed by foreign governments                     1,015.2          15.9          (4.8)      1,026.3
Corporate debt securities                                                   1,855.9          18.6          (0.8)      1,873.7
Mortgage backed securities other than those issued or backed by
  U.S. government agencies                                                    862.2           0.3          (0.8)        861.7
Other investment securities                                                   116.3           0.1             -         116.4
------------------------------------------------------------------------------------------------------------------------------

Available for sale securities at 31 December 2001                           3,912.7          36.3          (8.5)      3,940.5
Derivatives held to hedge investment securities classified as available
for sale                                                                          -             -          (1.3)         (1.3)
------------------------------------------------------------------------------------------------------------------------------

Net available for sale securities at 31 December 2001                       3,912.7          36.3          (9.8)      3,939.2
------------------------------------------------------------------------------------------------------------------------------




Notes to the Accounts

------------------------------------------------------------------------------

h) Investment securities (continued)

At 31 December 2001 the book value of corporate debt securities guaranteed by banks or other financial institutions amounted to (GBP)1,829.9m. Their market value at this date was (GBP)1,847.7m.

At 31 December 2001 available for sale investment securities pledged to creditors amounted to (GBP)688.8m. Their market value at this date was
(GBP)701.3m.

Securities with a fair value of (GBP)320.9m were transferred from the available for sale category into the held to maturity category with effect from 1 January 2002. Northern Rock has the ability to and intends to hold these securities until maturity. The unrealised gain at the date of transfer amounted to (GBP)1.4m and is being amortised over the remaining lives of the corresponding securities.

The movement during the period in shareholders' funds in relation to the net unrealised gains or losses on available for sale securities, excluding the effect of derivatives held as hedges against these securities, was an increase of (GBP)30.4m for 2002 and a decrease of (GBP)6.8m for 2001.


Maturity analysis of investment securities as at 31 December 2002

                                                                             In more        In more
                                                                         than 1 year   than 5 years       In more
                                                              Not more  but not more   but not more       than 10
                                                           than 1 year  than 5 years  than 10 years         years         Total
                                                                (GBP)m        (GBP)m         (GBP)m        (GBP)m        (GBP)m
Available for sale securities

Book value                                                       777.9       1,213.5          693.6       1,222.1       3,907.1
---------------------------------------------------------------------------------------------------------------------------------

Fair value                                                       780.3       1,238.5          712.2       1,232.9       3,963.9
---------------------------------------------------------------------------------------------------------------------------------



Held to maturity securities

Book value                                                        99.9          22.7          211.5          18.4         352.5
---------------------------------------------------------------------------------------------------------------------------------

Fair value                                                        99.9          23.7          211.5          18.4         353.5
---------------------------------------------------------------------------------------------------------------------------------

Securities with no stated maturity are included with securities with a contractual maturity of more than 10 years.



Sales of investment securities

Gross proceeds and realised gains and losses on sales of available for sale securities for the last three years are shown below.

                                                                                                         Year ended 31 December

                                                                                               2002          2001          2000
                                                                                             (GBP)m        (GBP)m        (GBP)m


Gross proceeds from sales                                                                   1,089.3       2,085.4       1,657.2
Gross realised losses on sales                                                                 15.5          10.5           2.2
Gross realised gains on sales                                                                   7.2          14.1          26.8


Notes to the Accounts

------------------------------------------------------------------------------

i) Consolidated cash flow statement

Under SFAS No. 95, "Statement of Cash Flows" as amended by SFAS No. 104 "Statement of Cash Flows - Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions", the Group experienced an inflow of cash and cash equivalents of (GBP)1,527.1m during the period ended 31 December 2002. Under FRS 1 (Revised), "Cash flow statements", the Group experienced an inflow of cash of (GBP)269.7m over the same period.

FRS 1 (Revised) is broadly consistent with IAS 7, "Cashflow statements", with the exception of the definition of cash and cash equivalents which is disclosed below.

Cash equivalents under U.S. GAAP are defined as "short term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired".

The following table summarises the movement and composition of cash and cash equivalents for each of the years ended 31 December 2002, 2001 and 2000.

                                                                  2002                        2001                         2000
                                                                (GBP)m                      (GBP)m                       (GBP)m

Cash and cash equivalents at 1 January                           886.5                       855.1                      1,231.6
Net cash inflow/(outflow)                                      1,527.1                        31.4                       (376.5)
--------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at 31 December                       2,413.6                       886.5                        855.1
--------------------------------------------------------------------------------------------------------------------------------

Comprised of:
Cash and balances with central banks                              10.7                        10.5                         13.7
Loans and advances to banks                                    2,373.0                       744.4                        758.9
Other advances                                                       -                           -                         19.4
Debt securities                                                   29.9                       131.6                         63.1
--------------------------------------------------------------------------------------------------------------------------------

                                                               2,413.6                       886.5                        855.1
--------------------------------------------------------------------------------------------------------------------------------


j) Loans and advances

The following table presents loans and advances which are defined as impaired in accordance with U.S. disclosure requirements. Under this definition loans and advances are classified as impaired if they are accounted for on a non-accruals basis; are in arrears for more than 90 days, irrespective of whether interest has been suspended or a specific provision has been made; or have been restructured and meet the requirements for classification as a "troubled debt restructuring" under SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" as modified by SFAS No. 114, "Accounting by Creditors for Impairment of a Loan".

                                                                                                                 At 31 December
                                                                                              2002                         2001
                                                                                            (GBP)m                       (GBP)m

Loans and advances 90 days overdue on which no interest has been
        suspended and on which no specific provision has been made                            45.9                         30.4
Loans and advances on which a proportion of interest has been suspended
     and/or which specific provision has been made                                           127.8                        114.2
Non-accruing loans and advances                                                                9.5                         16.9
Troubled debt restructurings                                                                   7.0                          1.7
---------------------------------------------------------------------------------------------------------------------------------

Total impaired loans and advances                                                            190.2                        163.2
---------------------------------------------------------------------------------------------------------------------------------

Impaired loans and advances as a percentage of total loans and advances to customers         0.77%                        0.78%
Provisions as a percentage of total impaired loans and advances                             43.59%                       37.62%
Average value of impaired loans and advances during the year (GBP)                           176.7                        155.6


Notes to the Accounts

------------------------------------------------------------------------------

k) Segmental information

The Group's operations are treated as a single business segment for management reporting purposes, therefore no segmental information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".


l) Significant group concentrations of credit risk

Under SFAS No. 105, "Disclosure of Information about Financial Instruments with Off balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", group concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The Group's significant exposures to credit risk arise mainly in the residential mortgage portfolio. Residential mortgages (excluding securitised advances) represented 64% of total assets at 31 December 2002 (2001 67%). All of the Group's residential mortgage lending is concentrated in the U.K. Other secured advances and unsecured loans represented 11% of total assets at 31 December 2002 (2001 12%).

The overall day-to-day management of credit risk is delegated to individual business areas. Each business area utilises various qualitative and quantitative techniques to measure and manage their respective credit risk exposures. This includes the use of various credit risk mitigation techniques such as netting.

The customer loan risk management process incorporates sophisticated credit scoring systems to differentiate the credit risk associated with residential mortgage loans and unsecured loans, both at individual transaction and portfolio levels.

Credit exposure limits for corporates and financial institutions are primarily based on the credit ratings assigned by the rating agencies. Credit limits are monitored by the Asset and Liability Committee to ensure they remain within authorised counterparty credit limits as detailed in the Credit Risk Policy Statement approved by the Board of Directors.

Investments in U.K. Government securities amount to more than 10% of shareholders' funds. At 31 December 2002 the book value of investments in these securities amounted to (GBP)897.0m. Their market value at this date was
(GBP)931.1m.



m) Guarantees

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which requires disclosure about obligations under certain guarantee contracts. FIN 45 defines a guarantee as a contract that contingently requires payment of a guaranteed party based on changes in an underlying asset, liability or equity security of the guaranteed party, or a third party's failure to perform under a specified agreement.

Under the Consumer Credit Act 1974, Northern Rock may be held liable to refund to customers, under certain circumstances, payments made for unsatisfactory goods or services or unfulfilled contracts where payment was made using a Northern Rock credit card. The total liability to which Northern Rock is exposed is the total credit limit available to customers, which amounted to
(GBP)502.6m at December 31, 2002.

Notes to the Accounts

------------------------------------------------------------------------------

n) Derivatives

On January 1, 2001, for U.S. GAAP purposes many derivatives were deemed to be non-hedging instruments and were marked to market through income accordingly. Such instruments relate primarily to derivatives hedging the fixed rate mortgages and fixed rate bonds issued by Northern Rock, for which it has not been possible to obtain hedge accounting treatment under the terms of SFAS No.
133. However, these derivatives eliminate either completely or substantially the interest rate risk associated with these fixed rate products. The impact of adoption of SFAS No. 133 was a decrease of net income of (GBP)67.3m and to shareholders' equity of (GBP)70.7m.

The effects are primarily attributable to movements in the fair values of interest rate swaps used to reduce the risk associated with fixed rate products. It has also impacted assets and liabilities recorded on the balance sheet. The release in 2002 attributable to the fair value adjustment to the hedged item for the 12 month period was (GBP)12.5m (2001 (GBP)26.1m).

Under SFAS No. 133, the gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognised currently in earnings. Derivative values for qualifying and non-qualifying hedges were ((GBP)148.6m) and ((GBP)496.4m) respectively (2001 (GBP)38.5m and ((GBP)10.4m) respectively).

Those derivatives which have qualified as fair value hedges under SFAS No. 133 have no ineffectiveness recorded in income for the years ended 31 December 2002 or 31 December 2001.


o) Fair values of financial instruments

Disclosures in the table below are in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", ("SFAS No. 107").

The fair values have been estimated using quoted market prices where available. Where no ready markets exist and hence quoted market prices are not available, appropriate techniques are used to estimate fair values which take account of the characteristics of the instruments, including the future cash flows, market interest rates and prices available for similar instruments. Unless otherwise specified, fair values of financial instruments have been estimated by discounting anticipated future cash flows using market interest rates offered at 31 December 2002 for similar instruments.

By its nature, the estimation of fair values is highly subjective and the results will depend largely upon the assumptions made. Considerable caution should therefore be used in interpreting the fair values, particularly if comparing with fair values presented by other financial institutions.

The Group attaches great value to its distribution network, its profile in the U.K., its personal financial services market and its relationships with its customers. However, such intangible assets are not recognised for the purposes of SFAS No. 107. Furthermore, the concept of fair values assumes that the financial instruments will be realised by way of sale. However, with the exception of certain non-trading securities, the Group intends to realise its assets through collection over time. Consequently, the Directors believe that the fair values significantly understate the true value of the group as a going concern.

Notes to the Accounts

------------------------------------------------------------------------------

o) Fair values of financial instruments (continued)

SFAS No. 107 does not apply to non financial assets and liabilities. Accordingly, tangible fixed assets are excluded from the table below.

The carrying values and estimated fair values of financial instruments are as follows:

                                                             At 31 December 2002                      At 31 December 2001
                                                    Carrying         Fair                    Carrying        Fair
                                                      amount        value     Difference       amount        value      Difference
                                                      (GBP)m       (GBP)m         (GBP)m       (GBP)m       (GBP)m          (GBP)m

Non-trading assets

Cash and balances at central banks                      10.7         10.7              -         10.5         10.5               -
Loans and advances to banks                          2,523.5      2,523.5              -        872.7        872.7               -
Loans and advances to customers                     24,598.6     24,451.6         (147.0)     0,798.0     20,766.8           (31.2)
    Related derivatives                                    -       (204.0)        (204.0)           -        (81.9)          (81.9)
Debt securities                                      3,850.6      3,907.0           56.4      3,541.1      3,567.9            26.8
    Related derivatives                                    -        (4.4)           (4.4)           -         (1.3)           (1.3)
Equity shares and other variable yield securities      414.7        410.4           (4.3)       371.6        372.6             1.0

Non-trading liabilities

Deposits by banks                                    1,212.8      1,212.8              -        988.8        989.2             0.4
     Related derivatives                              (7.6)          (7.6)             -            -         (0.4)           (0.4)
Customer accounts                                   17,944.3     18,006.7           62.4      5,821.0     15,903.6            82.6
     Related derivatives                                   -        (40.4)         (40.4)           -        (40.9)          (40.9)
Debt securities in issue                             9,718.2      9,712.9           (5.3)     7,010.3      7,047.4            37.1
     Related derivatives                               127.8        135.1            7.3        (22.5)       (55.6)          (33.1)
Subordinated liabilities                             1,313.1      1,480.0          166.9        602.0        682.0            80.0
     Related derivatives                                 6.4        (65.3)         (71.7)        (7.5)       (30.5)          (23.0)

Other non-trading items

Reserve capital instruments                            300.0        340.7           40.7        300.0        340.6            40.6
     Related derivatives                                   -        (43.7)         (43.7)           -        (25.4)          (25.4)
Other non-trading derivatives                              -          9.8            9.8            -          0.5             0.5

Carrying amounts in the table above are as calculated under U.K. GAAP.

Under the Group's accounting policy, foreign currency assets and liabilities that are hedged using forward foreign currency contracts or currency swaps are translated at the contracted rates. Consequently the book value of the relevant asset or liability effectively includes the fair value of the hedging instrument.

Where quoted market prices are not available, fair values of on balance sheet financial instruments incorporate the discounted value of the principal amounts, whereas for associated hedges of the underlying interest flows, fair values of derivatives do not reflect principal amounts. Consequently movements in the fair values of on balance sheet financial instruments are not necessarily matched by equal and opposite movements in the fair values of related derivatives.

Other assets, prepayments and accrued income, other liabilities and accruals and deferred income may contain financial instruments which fall within the scope of SFAS No. 107. Unless specifically included, these financial instruments have been excluded from the above analysis as their fair values approximate to carrying values.

The approach to determining fair values for specific categories of financial instruments is described below.

Notes to the Accounts

------------------------------------------------------------------------------

o) Fair values of financial instruments (continued)

Assets
------

Debt securities

Where available, securities and investments have been valued using quoted market prices. Where market prices are not available, a valuation based on discounted cash flows, market prices of comparable securities and other appropriate valuation techniques has been used.

Loans and advances to customers

Loans and advances to customers are made both at variable and at fixed rates. As there is no active secondary market in the U.K. for such loans and advances, there is no reliable market value available for such a significant portfolio. However, if a market value could be ascertained, the Directors believe it would reflect the expectation of a long term and continuing relationship with a majority of the customers. Although substantial, this value is intangible and it cannot therefore be included in the fair value under SFAS No. 107. Consequently the Directors believe that, for the purposes of SFAS No. 107, the carrying value of the variable rate loans may be assumed to be their fair value.

Certain of the loans secured on residential properties are at a fixed rate for a limited period, typically two to five years from their commencement. At the end of this period these loans revert to the relevant variable rate. The fair value of each of these loans has been estimated by reference to the interest rate swap rates available at 31 December 2002 for maturities equal to the remaining fixed period. The fixed element of such loans is substantially hedged such that any movement in the value of the loan as a result of market interest rate changes will be offset by an equivalent movement in the value of the instrument used as a hedge.


Liabilities
-----------

Deposits by banks and customers

SFAS No. 107 states that the fair value of deposit liabilities payable on demand is equal to the carrying value. However, given the long term and continuing nature of the relationships with the Group's customers, the Directors believe there is significant value to the Group in this source of funds. Although substantial, this value is intangible and it cannot therefore be included in the fair value under SFAS No. 107. The fair values of term deposit liabilities are estimated by discounting the expected future cash flows using the rates currently offered for deposits of similar remaining maturities.

Debt securities in issue and subordinated liabilities

Where available the fair value of debt securities in issue and subordinated liabilities has been calculated using quoted market prices. For unquoted debt securities in issue and subordinated liabilities, fair values have been estimated using other valuation techniques.

Financial commitments and contingent liabilities

The Directors believe that, given the lack of an established market, the diversity of fee structures and the estimation required to separate the value of the instruments from the value of the overall transaction, it is generally difficult to estimate the fair value of financial commitments and contingent liabilities. These are therefore excluded from the above table. However, since the majority of these are at floating rates the book value may be a reasonable approximation to fair value. The book values of these instruments are disclosed in note 38.

Off balance sheet derivative financial instruments

The Group uses various market-related off balance sheet financial instruments, as explained in note 37. The fair value of these instruments is measured as the sum of positive and negative fair values at the balance sheet date, which is estimated using market prices where available or pricing models consistent with standard market practice.

Notes to the Accounts

48. U.S. GAAP financial statements
------------------------------------------------------------------------------

The following are the Group's consolidated balance sheets as at December 31, 2002 and 2001 and related profit and loss accounts, statements of cashflows and statements of changes in shareholders' equity for the three years ended 31 December 2002, prepared in accordance with U.S. GAAP presentation requirements and adjusted to reflect all U.S. GAAP adjustments in the tables shown on pages F61 and F62.

Certain classification differences exist in financial reporting under U.K. GAAP and U.S. GAAP. For the Group, such differences primarily arise in the profit and loss account and cashflow statement.

The following comparison lists the line items shown on the Group's consolidated profit and loss account as reported under U.K. GAAP and the corresponding line items as reported under U.S. GAAP.


U.K. GAAP                                         U.S. GAAP
---------                                         ---------

Profit and loss presentation                      Profit and loss presentation

-    Interest receivable                          -    Interest income
       -  Interest receivable and similar
            income arising from debt                     -  Interest income and similar income
            securities                                        arising from investment
       -  Other interest receivable and                       securities
            similar income                               -  Interest income and similar income
                                                              arising from loans and advances

-    Interest payable                             -    Interest expense

-    Income from equity shares and other          -    Interest income
     variable yield securities                           -  Interest income and similar income
                                                              arising from investment
                                                              securities

-    Fees and commissions receivable              -    Fees and commissions income - classified
                                                       as "interest income" as it relates to
                                                       net loan origination fees and "non
                                                       interest income" as it relates to other
                                                       fees

-    Fees and commissions payable                 -    Fees and commissions expense -
                                                       classified within "non interest income"

-    Other operating income                       -    Non interest income

-    Administrative expenses
       -  Administrative expenses                 -    Operating expense
       -  Covenant to The Northern Rock           -    Operating expense
            Foundation

-    Depreciation                                 -    Operating expense

-    Provision for bad and doubtful debts         -    Provision for loan losses

-    Amounts written off fixed asset              -    Realised losses on available for sale
     investments                                       securities

-    Provision for loss on disposal of care       -    Loss on planned disposal of care homes
     homes

-    Tax on profit on ordinary activities         -    Income taxes


Notes to the Accounts

------------------------------------------------------------------------------

The principal differences between U.K. GAAP and U.S. GAAP related to the classification of cashflow transactions are as follows:

                                                                 U.K. GAAP                             U.S. GAAP
                                                                 ---------                             ---------
                                                                 classification under FRS1             classification under
                                                                 -------------------------             --------------------
                                                                 (revised)                             SFAS No. 95
                                                                 ---------                             -----------

Dividends received                                               Returns on investments and            Operating activities
                                                                      servicing of finance

Taxation paid                                                    Taxation paid                         Operating activities

Equity dividends paid                                            Equity dividends paid                 Financing activities

Purchase/proceeds from disposal of investment                    Capital expenditure                   Investing activities
    securities and fixed assets                                      and financial investment

Net change in loans and advances                                 Operating activities                  Investing activities

Net change in deposits                                           Operating activities                  Financing activities

Net change in debt securities in issue                           Operating activities                  Financing activities

Under FRS 1 (revised), transactions designated as hedges are reported under the same heading as the related assets or liabilities.

Notes to the Accounts

------------------------------------------------------------------------------

Consolidated Profit and Loss Account
For the years ended 31 December
                                                                                     2002             2001            2000
                                                                                             (as restated)   (as restated)
                                                                                   (GBP)m           (GBP)m          (GBP)m
Continuing operations
Interest income
- interest income and similar income arising from loans and advances              1,671.5          1,551.3         1,373.8
- interest income and similar income arising from investment securities             178.5            195.7           231.1
--------------------------------------------------------------------------------------------------------------------------
                                                                                  1,850.0          1,747.0         1,604.9
Interest expense                                                                 (1,414.8)        (1,379.0)       (1,296.0)
--------------------------------------------------------------------------------------------------------------------------

Net interest income                                                                 435.2            368.0           308.9

Provisions for loan losses                                                          (47.0)           (33.4)          (13.7)
--------------------------------------------------------------------------------------------------------------------------

Net interest income after provision for loan losses                                 388.2            334.6           295.2
--------------------------------------------------------------------------------------------------------------------------

Non interest income
Non hedging (losses)/gains                                                          (70.7)            16.1            16.4
Fees and commissions income                                                         126.5            124.7            95.0
Fees and commissions expenses                                                       (28.8)           (28.1)          (13.7)
Other operating income                                                               17.2              5.1            12.9
Impairment of available for sale securities                                          (9.3)               -            (2.5)
--------------------------------------------------------------------------------------------------------------------------

Total non interest income                                                            34.9            117.8           108.1
--------------------------------------------------------------------------------------------------------------------------

Operating expenses
- staff costs                                                                      (88.4)            (74.6)         (53.6)
- other operating expenses                                                         (73.4)            (65.1)         (63.6)
- covenant to The Northern Rock Foundation                                         (16.3)            (14.8)         (12.5)
- depreciation                                                                     (13.3)             (9.8)          (8.7)
- losses on other real estate owned                                                 (0.8)             (3.6)          (4.6)
-------------------------------------------------------------------------------------------------------------------------

Total operating expenses                                                          (192.2)           (167.9)        (143.0)
-------------------------------------------------------------------------------------------------------------------------


Income from continuing operations before tax                                       230.9             284.5          260.3
Income taxes                                                                       (68.4)            (92.4)         (76.3)
-------------------------------------------------------------------------------------------------------------------------

Income from continuing operations                                                  162.5             192.1          184.0

Discontinued operations
  Income from operations of discontinued care homes business
    (less applicable income taxes of (GBP)nil (2001 (GBP)nil; 2000 (GBP)0.6m))         -                 -            2.3
  Loss on planned disposal of care homes                                               -                 -           (3.1)
-------------------------------------------------------------------------------------------------------------------------

                                                                                       -                 -           (0.8)
-------------------------------------------------------------------------------------------------------------------------

Net income before change in accounting principle                                   162.5             192.1          183.2

Cumulative effect of change in accounting principle
(net of related income tax benefit of (GBP)20.2m)                                      -             (47.1)             -
-------------------------------------------------------------------------------------------------------------------------

Net income                                                                         162.5             145.0          183.2
-------------------------------------------------------------------------------------------------------------------------


Notes to the Accounts

------------------------------------------------------------------------------

                                                                                2002                    2001                  2000
                                                                                               (as restated)         (as restated)

Earnings per share from continuing operations:
Basic per ordinary share                                                       35.0p                   40.7p                 42.8p
Fully diluted per ordinary share                                               34.7p                   40.4p                 42.7p
Earnings per share for net income before change in accounting principle:
Basic per ordinary share                                                       35.0p                   40.7p                 42.6p
Fully diluted per ordinary share                                               34.7p                   40.4p                 42.5p
Earnings per share from change in accounting principle:
Basic per ordinary share                                                           -                 (11.3)p                    -
Fully diluted per ordinary share                                                   -                 (11.2)p                    -
Earnings per share for net income:
Basic per ordinary share                                                       35.0p                   29.4p                 42.6p
Fully diluted per ordinary share                                               34.7p                   29.2p                 42.5p


Notes to the Accounts

------------------------------------------------------------------------------

Consolidated Balance Sheet
At 31 December

                                                                                                          2002             2001
                                                                                                                  (as restated)
                                                                                                        (GBP)m           (GBP)m
Assets

Cash and balances at central banks                                                                        10.7             10.5
Loans and advances to banks                                                                            2,523.5            872.7
Restricted cash                                                                                          680.9            304.0
Loans and advances to customers                                                                       33,892.4         25,650.5
Available for sale investment securities                                                               3,089.1          3,239.2
Held to maturity investment securities                                                                   352.5                -
Available for sale investment securities pledged to creditors                                            874.8            701.3
Derivative receivables                                                                                   327.6            214.6
Intangible fixed assets                                                                                   29.9                -
Tangible fixed assets                                                                                    162.4            126.5
Other assets                                                                                             179.6             85.8
Prepayments and accrued income                                                                           315.6            268.2
-------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                                          42,439.0         31,473.3
-------------------------------------------------------------------------------------------------------------------------------

Liabilities

Deposits by banks                                                                                      1,212.8            989.2
Customer accounts                                                                                     18,000.7         15,880.6
Debt securities in issue                                                                              18,726.4         11,782.4
Derivatives payable                                                                                      972.6            186.5
Other liabilities                                                                                        173.6            124.5
Accruals and deferred income                                                                             436.4            423.8
Provisions for liabilities and charges                                                                    92.1             67.1
Subordinated liabilities                                                                               1,352.4            621.5
-------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                                     40,967.0         30,075.6
-------------------------------------------------------------------------------------------------------------------------------


Shareholders' equity
Share capital
     Ordinary shares, 25p par value (authorised 614,000,000, issued 421,226,000 (2001 421,226,000))      105.3            105.3
     Foundation shares, 25p par value (authorised 104,500,000, issued 74,333,500 (2001 74,333,500))       18.6             18.6
Reserve capital instruments                                                                              300.0            300.0
Additional paid in capital                                                                                28.8             24.2
Deferred compensation                                                                                     (5.6)            (6.0)
Retained earnings                                                                                      1,043.0            972.2
Accumulated other comprehensive income                                                                    35.7             16.2
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                       1,525.8          1,430.5
Less: treasury shares (10,104,186 shares at 2002 and 7,115,928 shares at 2001) at cost                   (53.8)           (32.8)
-------------------------------------------------------------------------------------------------------------------------------

Total shareholders' equity                                                                             1,472.0          1,397.7
-------------------------------------------------------------------------------------------------------------------------------


Total liabilities and shareholders' equity                                                            42,439.0         31,473.3
-------------------------------------------------------------------------------------------------------------------------------


Notes to the Accounts

------------------------------------------------------------------------------

Consolidated Statement of Changes in Shareholders' Equity
For the years ended 31 December

                                                             2002                         2001                           2000
                                                                                 (as restated)                  (as restated)
                                                           (GBP)m                       (GBP)m                         (GBP)m
Share capital
Ordinary shares
    Balance, January 1                                      105.3                        105.3                          111.0
    Repurchase of shares                                        -                            -                           (6.3)
    Shares issued                                               -                            -                            0.6
                                                           --------------------------------------------------------------------
    Balance, December 31                                    105.3                        105.3                          105.3
                                                           --------------------------------------------------------------------
Foundation shares
    Balance, January 1                                       18.6                         18.6                           19.6
    Repurchase of shares                                        -                            -                           (1.0)
                                                           --------------------------------------------------------------------
    Balance, December 31                                     18.6                         18.6                           18.6
                                                           --------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

Total share capital                                         123.9                        123.9                          123.9
-------------------------------------------------------------------------------------------------------------------------------

Reserve capital instruments
Balance, January 1                                          300.0                        200.0                              -
Issue of reserve capital instruments                            -                        100.0                          200.0
-------------------------------------------------------------------------------------------------------------------------------

Balance, December 31                                        300.0                        300.0                          200.0
-------------------------------------------------------------------------------------------------------------------------------

Additional paid in capital
Balance, January 1                                           24.2                         15.6                            7.8
Shares issued                                                   -                            -                            6.8
Deferred share awards                                         6.7                         10.3                            4.2
Forfeiture of share awards                                      -                         (0.1)                          (2.0)
Shares issued to employee benefit plans                      (2.1)                        (1.6)                          (1.2)
-------------------------------------------------------------------------------------------------------------------------------

Balance, December 31                                         28.8                         24.2                           15.6
-------------------------------------------------------------------------------------------------------------------------------

Deferred compensation
Balance, January 1                                          (6.0)                         (2.5)                          (1.1)

Deferred share awards                                       (6.7)                        (10.3)                          (4.2)
Forfeiture of share awards                                      -                          0.1                            0.7
Amortisation                                                 7.1                           6.7                            2.1
-------------------------------------------------------------------------------------------------------------------------------

Balance, December 31                                        (5.6)                         (6.0)                          (2.5)
-------------------------------------------------------------------------------------------------------------------------------


Notes to the Accounts

------------------------------------------------------------------------------

Consolidated Statement of Changes in Shareholders' Equity (continued)
For the years ended 31 December

                                                                                             2002            2001            2000
                                                                                                    (as restated)   (as restated)
                                                                                           (GBP)m          (GBP)m          (GBP)m
Retained earnings
Balance, January 1                                                                          972.2           896.0           854.3
Net income                                                                                  162.5           145.0           183.2
Dividends declared on ordinary shares                                                       (74.1)          (67.2)          (59.5)
Non-equity appropriation (net of tax credit of (GBP)7.6m; 2001 (GBP)7.6m; 2000 (GBP)nil)    (17.6)          (17.6)              -
Repurchase of shares                                                                            -               -           (82.0)
Proceeds from sale of surplus unclaimed shares                                                  -            16.0               -
----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31                                                                      1,043.0           972.2           896.0
----------------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income

Net unrealised gains on investment securities:
Balance, net of taxes, January 1                                                             18.5            22.2            15.0
Net unrealised holding gains/(losses) arising
  during period, before taxes                                                                27.3            (5.3)           10.4
Amortisation of unrealised holding gain on held to maturity securities                       (0.4)              -               -
Income tax (expense)/benefit                                                                 (8.0)            1.6            (3.2)
Change in net unrealised gains on investment
   securities, net of taxes                                                                  18.9            (3.7)            7.2
                                                                                          ----------------------------------------
Balance, net of taxes, December 31                                                           37.4            18.5            22.2
                                                                                          ----------------------------------------

Mark to market of cashflow derivative:
Balance, net of taxes, January 1                                                             (2.3)              -               -
Cumulative effect of adoption of FAS 133
(net of related income tax benefit of (GBP)1.1m)                                                -            (2.3)              -
Transfer to net income                                                                        1.0               -               -
Income tax expense                                                                           (0.4)              -               -
Change in mark to market of cashflow
   derivative, net of taxes                                                                   0.6            (2.3)              -
                                                                                          ----------------------------------------
Balance, net of taxes, December 31                                                           (1.7)           (2.3)              -
                                                                                          ----------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

Total accumulated other comprehensive income,
   net of taxes, December 31                                                                 35.7            16.2            22.2
----------------------------------------------------------------------------------------------------------------------------------

Less: Treasury shares
Balance, January 1                                                                           32.8            11.5             4.6
Purchases                                                                                    28.2            23.3             8.1
Shares issued to employee benefit plans                                                      (7.2)           (2.0)           (1.2)
----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31                                                                         53.8            32.8            11.5
----------------------------------------------------------------------------------------------------------------------------------

Total shareholders' equity                                                                1,472.0         1,397.7         1,243.7
----------------------------------------------------------------------------------------------------------------------------------


Comprehensive income

Net income                                                                                  162.5           145.0           183.2
Other comprehensive income/(loss)                                                            19.5            (6.0)            7.2
----------------------------------------------------------------------------------------------------------------------------------

Comprehensive income                                                                        182.0           139.0           190.4
----------------------------------------------------------------------------------------------------------------------------------


Notes to the Accounts

------------------------------------------------------------------------------

Consolidated Cash Flow Statement
For the years ended 31 December

                                                                                       2002             2001              2000
                                                                                               (as restated)     (as restated)
                                                                                     (GBP)m           (GBP)m            (GBP)m
Cash flows from operating activities

Net income                                                                            162.5            145.0             183.2
Adjustments to reconcile net income to cash provided by operating activities:
  Provisions for loan losses                                                           47.0             33.4              13.7
  Carrying value adjustments on other real estate owned                                 2.4              5.6               5.4
  Net profits from sales of other real estate owned                                    (1.6)            (2.0)             (0.8)
  Depreciation and amortisation                                                        13.3              9.8               8.7
  Net realised losses/(gains) on available for sale securities                          8.3             (3.6)            (24.6)
  Exchange adjustments                                                                 (6.2)            (9.7)            (51.9)
  Fair value adjustments                                                             (602.4)            56.3                 -
  Other                                                                               (11.7)           (11.2)              6.6
  Changes in assets and liabilities:
    Net decrease/(increase) in trading account securities                             486.0             33.4             (16.4)

    Decrease/(increase) in hedging derivatives                                        187.1            (38.5)                -
    Net (increase)/decrease in other assets                                           (50.2)            (9.2)             28.2
    Increase in prepayments and accrued income                                        (30.2)            (0.1)            (96.1)
    Net increase/(decrease) in other liabilities                                       46.9             29.7              (9.7)
    (Decrease)/increase in accruals and deferred income                               (12.9)           (81.5)             86.6
------------------------------------------------------------------------------------------------------------------------------

Net cash inflow from operating activities                                             238.3            157.4             132.9

Cash flows from investing activities

Purchase of investment securities                                                  (3,555.6)        (5,430.0)         (5,121.2)
Proceeds from sales and maturities of investment securities                         3,172.3          4,639.3           4,307.8
Acquisition                                                                             2.4                -                 -
Purchase of tangible fixed assets                                                     (51.1)           (32.6)            (21.7)
Proceeds from sales of tangible fixed assets                                            2.8              2.7               4.7
Net increase in loans and advances to banks and customers                          (7,108.6)        (5,427.1)         (3,626.0)
Net decrease/(increase) in other real estate owned                                      0.6             (1.7)              8.0
------------------------------------------------------------------------------------------------------------------------------

Net cash outflow from investing activities                                         (7,537.2)        (6,249.4)         (4,448.4)

Cash flows from financing activities

Equity dividends paid                                                                 (74.1)           (67.2)            (59.5)
Non-equity appropriation                                                              (25.2)           (25.2)                -
Net increase in deposits by banks and customer accounts                               602.3          2,015.1           1,338.8
Net increase in debt securities in issue                                            7,598.0          4,015.7           2,541.6
Issue of share capital                                                                    -                -               7.4
Proceeds from sale of surplus unclaimed shares                                            -             16.0                 -
Repurchase of share capital                                                               -                -             (89.3)
Issue of subordinated liabilities                                                     750.0             69.0              40.0
Repayment of subordinated liabilities                                                 (25.0)               -             (40.0)
Issue of reserve capital instruments                                                      -            100.0             200.0
------------------------------------------------------------------------------------------------------------------------------

Net cash inflow from financing activities                                           8,826.0          6,123.4           3,939.0

------------------------------------------------------------------------------------------------------------------------------

Net increase/(decrease) in cash                                                     1,527.1             31.4            (376.5)
Cash at beginning of year                                                             886.5            855.1           1,231.6
------------------------------------------------------------------------------------------------------------------------------

Cash at end of year                                                                 2,413.6            886.5             855.1
------------------------------------------------------------------------------------------------------------------------------


Notes to the Accounts

------------------------------------------------------------------------------

Consolidated Cash Flow Statement (continued)
For the years ended 31 December

                                                                                       2002             2001              2000
------------------------------------------------------------------------------------------------------------------------------
                                                                                     (GBP)m           (GBP)m             GBP)m

Supplemental disclosures:
Interest paid                                                                         991.8          1,023.0             874.9
Tax paid                                                                               91.4             81.2              85.3


                                  Signatures

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       Northern Rock plc
                                                       -----------------
                                                          Registrant



 /s/ Robert F. Bennett
--------------------------------------
Robert F. Bennett
Group Finance Director


June 24, 2003

                                EXHIBIT INDEX

1.    Memorandum and Articles of Association of Northern Rock plc.(*)

2.    (a)  Form of Ordinary Share Certificate.(*)

      (b)  Not applicable.

      (c)  Not applicable.

3.    Not applicable.

4.    None.

5.    None.

6.    Not applicable.

7.    Not applicable.

8.    None.

9.    None.

10.1 Certification of Chief Executive Officer and Group Finance Director under Section 302 of the Sarbanes-Oxley Act.

10.2 Certification of Chief Executive Officer and Group Finance Director under Section 906 of The Sarbanes-Oxley Act.


-------------------

 (*) Incorporated by reference to Registration Statement No. 0-30848 (Declared effective on July 10, 2000)