Form 20-F
period 2003-12-31
NORTHERN ROCK PLC
filed 2004-06-01
CIK 1118953

UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

      (Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended               December 31, 2003
                               ------------------------------------------------

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ________________ to ___________________

Commission file number ________________________________________________________

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

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                                |X|Yes  |_| No

      Indicate by check marks which financial statement item the registrant has elected to follow
                                                     |_| Item 17   |X| Item 18

                                NORTHERN ROCK PLC

                           ANNUAL REPORT ON FORM 20-F

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                    CONTENTS

                                                                          Page
                                                                          ----

Form 20-F Cross Reference Index..............................................4
Presentation of Information..................................................5
Forward-Looking Statements...................................................5
ITEM 1. Identity of Directors, Senior Management and Advisers................7
ITEM 2. Offer Statistics and Expected Timetable..............................7
ITEM 3. Key Information......................................................7
          Selected Consolidated Financial Data...............................7
          Exchange Rates....................................................12
          Risk Factors......................................................13
ITEM 4. Information on Northern Rock........................................15
          Description of Business...........................................15
          Organizational Structure..........................................15
          History and Development of the Company............................15
          Business Overview.................................................15
          Competition.......................................................31
          Supervision and Regulation........................................35
          Selected Statistical Information..................................41
          Description of Property...........................................56
ITEM 5. Operating and Financial Review and Prospects........................58
          Management's Discussion and Analysis..............................58
          Liquidity and Capital Resources...................................74
ITEM 6. Directors, Senior Management and Employees..........................80
          Directors and Senior Management...................................80
          Board Practices - Corporate Governance............................80
          Compensation - Directors' Remuneration Report.....................88
          Employees........................................................108
ITEM 7. Major Shareholders and Related Party Transactions..................109
          Major Shareholders...............................................109
          Related Party Transactions.......................................109
ITEM 8. Financial Information..............................................110
ITEM 9. The Offer and Listing..............................................111
          Nature of the Trading Market.....................................111
          Historical Share Price Information...............................111
ITEM 10. Additional Information............................................112
          Description of the Ordinary Shares...............................112
          Memorandum and Articles Of Association...........................114
          Exchange Controls................................................114

          Taxation.........................................................114
          Documents on Display.............................................116
ITEM 11. Quantitative and Qualitative Disclosures about Market Risk........117
          Financial Risk Management........................................117
ITEM 15. Controls and Procedures...........................................126
ITEM 16A. Audit Committee Financial Expert.................................126
ITEM 16B. Code of Ethics...................................................126
ITEM 16C. Principal Accountant Fees and Services...........................126
ITEM 18. Consolidated Financial Statements.................................127
ITEM 19. Exhibits..........................................................128

                         Form 20-F Cross Reference Index

                                     Part I

1    Identity of Directors, Senior Management and Advisers.......Not applicable
2    Offer Statistics and Expected Timetable.....................Not applicable
3    Key Information..........................................................7
4    Information on Northern Rock............................................15
5    Operating and Financial Review and Prospects............................58
6    Directors, Senior Management and Employees..............................80
7    Major Shareholders and Related Party Transactions......................109
8    Financial Information..................................................110
9    The Offer and Listing..................................................111
10   Additional Information.................................................112
11   Quantitative and Qualitative Disclosures about Market Risk.............117
12   Description of securities other than equity securities......Not applicable

                                     Part II

13   Defaults, dividend arrearages and delinquencies.............Not applicable
14   Material modifications to the rights of security holders
     and use of proceeds.........................................Not applicable
15   Controls and Procedures................................................126
16A  Audit Committee Financial Expert.......................................126
16B  Code of Ethics.........................................................126
16C  Principal Accountant Fees and Services.................................126


                                    Part III

17   Financial Statements........................................Not applicable
18   Consolidated Financial Statements......................................127
19   Exhibits...............................................................128

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

      Northern Rock converted, effective October 1, 1997, from a mutual form U.K. building society to a stock form U.K. licensed bank and is currently authorized under the Financial Services and Markets Act 2000 ("FSMA"). Northern Rock plc is admitted to listing on the Official List of the Financial Services Authority ("FSA") (in its capacity as competent authority for the purposes of Part VI of the FSMA) and to trading by the London Stock Exchange plc, which together constitute listing on the London Stock Exchange. Consequently, references herein to "Northern Rock" or the "Group" before October 1, 1997, are to Northern Rock Building Society and its subsidiaries and associated companies, and after October 1, 1997, are to Northern Rock plc and its subsidiaries and associated companies.

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

      Unless otherwise indicated, the financial information included in this Report has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") which, as described in Note 45 to the Consolidated Financial Statements included in Item 18 of this Report, differ in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").

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



                ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE


Not applicable.

                            ITEM 3. KEY INFORMATION


                      SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial information set forth below for the years ended December 31, 2003, 2002 and 2001 and as at December 31, 2003 and 2002 has been derived from the Group's Consolidated Financial Statements for the year ended December 31, 2003, included in Item 18 of this Report. Financial information set forth below should be read in connection with, and is qualified in its entirety by reference to, the Group's Consolidated Financial Statements and the accompanying notes included in Item 18.

      The Group's Consolidated Financial Statements included in Item 18 of this Report have been prepared in accordance with U.K. GAAP, which differ in certain significant respects from U.S. GAAP. For a discussion of certain significant differences between U.K. GAAP and U.S. GAAP, see Note 45 of Notes to Consolidated Financial Statements, which includes a reconciliation to U.S. GAAP of certain amounts calculated in accordance with U.K. GAAP. The dollar financial information has been translated for convenience at the rate of (GBP)1.00 to $1.7833, the Noon Buying Rate on December 31, 2003.




                                                                              Year ended December 31,
                                                      ------------------------------------------------------------------------
                                                         2003        2003       2002(1)     2001(1)     2000(1)     1999(1)
                                                      ----------- ----------- ----------- ----------- ----------- ------------
                                                      ($ millions)            ((GBP)millions, unless otherwise noted)
Income Statement Data                                                         (Restated)  (Restated)  (Restated)  (Restated)
Amounts in accordance with U.K. GAAP:
 Interest receivable
   Interest receivable and similar income arising
   from debt securities..........................         283.7       159.1        164.0       184.8       212.9       165.7
   Other interest receivable and similar
   income........................................       2,282.5     1,279.9      1,238.3     1,290.7     1,231.2     1,060.2
   Securitization interest receivable............       1,241.2       696.0        415.3       245.6       110.5        10.3
   Securitization interest payable...............        (960.0)     (538.3)      (323.7)     (205.4)      (96.1)       (9.2)
                                                      ----------- ----------- ----------- ----------- ----------- ------------
                                                        2,847.4     1,596.7      1,493.9     1,515.7     1,458.5     1,227.0
Interest payable.................................      (2,077.2)   (1,164.8)    (1,117.2)   (1,180.5)   (1,188.0)     (961.1)
Income from equity shares and other variable yield
securities.......................................          33.5        18.8         14.5        10.9        18.2         2.4
                                                      ----------- ----------- ----------- ----------- ----------- ------------

Net interest income..............................         803.7       450.7        391.2       346.1       288.7       268.3

Fees and commissions receivable..................         386.8       216.9        186.3       155.9       119.4       116.7
Fees and commissions payable.....................         (76.9)      (43.1)       (28.8)      (28.1)      (13.7)      (21.9)
Other operating income...........................          49.8        27.9         12.3         2.5        15.2         7.4
Surplus on sale of credit card portfolio.........          13.0         7.3         --          --          --          --
                                                      ----------- ----------- ----------- ----------- ----------- ------------

Total other income...............................         372.7       209.0        169.8       130.3       120.9       102.2

Total income.......................................     1,176.4       659.7        561.0       476.4       409.6       370.5

Administrative expenses
    Operating expenses.............................      (317.1)     (177.8)      (156.0)     (139.6)     (122.4)     (107.9)
    Non-recurring..................................       (10.0)       (5.6)        (2.3)       --          --          (3.6)
    Covenant to The Northern Rock Foundation(2)....       (34.4)      (19.3)       (16.3)      (14.8)      (12.5)      (10.8)
                                                      ----------- ----------- ----------- ----------- ----------- ------------
Total administrative expenses......................      (361.5)     (202.7)      (174.6)     (154.4)     (134.9)     (122.3)
Depreciation and amortization
    Tangible fixed assets..........................       (29.4)      (16.5)       (13.0)       (9.5)       (8.2)       (9.0)
    Goodwill.......................................        (6.4)       (3.6)        (1.5)       --          --          --
                                                      ----------- ----------- ----------- ----------- ----------- ------------

Operating expenses.................................      (397.3)     (222.8)      (189.1)     (163.9)     (143.1)     (131.3)

Provisions for bad and doubtful debts..............       (86.8)      (48.7)       (43.1)      (34.5)      (16.9)      (11.9)
Amounts written off fixed asset investments........        (2.5)       (1.4)        (2.6)       (1.5)       (1.0)       --
                                                      ----------- ----------- ----------- ----------- ----------- ------------

Operating profit...................................       689.8       386.8        326.2       276.5       248.6       227.3
Provision for loss on disposal of care homes.......        --          --           --          --          (3.1)      (12.2)
                                                      ----------- ----------- ----------- ----------- ----------- ------------

Profit on ordinary activities before tax...........       689.8       386.8        326.2       276.5       245.5       215.1
Tax on profit on ordinary activities...............      (200.1)     (112.2)       (96.5)      (83.7)      (66.0)      (74.8)
                                                      ----------- ----------- ----------- ----------- ----------- ------------

Profit on ordinary activities after tax............       489.7       274.6        229.7       192.8       179.5       140.3
Dividends..........................................      (171.7)      (96.3)       (83.4)      (71.0)      (64.8)      (60.3)
                                                      ----------- ----------- ----------- ----------- ----------- ------------

Profit retained for the financial year.............       318.0       178.3        146.3       121.8       114.7        80.0
                                                      =========== =========== =========== =========== =========== ============

Per Ordinary Share information
Net income (cents/pence)...........................       118.8c       66.6p        55.6p       46.2p       42.5p       31.6p
Net income from continuing operations
(cents/pence)......................................       118.8c       66.6p        55.6p       46.2p       42.5p       31.6p
Fully diluted net income (cents/pence).............       117.7c       66.0p        55.1p       45.9p       42.4p       31.6p




Dividends(cents/pence)(3) .........................        41.6c       23.3p        20.2p       17.1p       15.5p       13.6p
Dividends(cents)(3)................................        41.6c       41.6c        36.0c       30.5c       27.6c       24.3c

Amounts in accordance with U.S. GAAP(4)
Net income ($/(GBP)million)........................       595.3       333.8        162.5       145.0       183.2       133.9
Net income per ordinary share (cents/pence)........       136.8        76.7         35.0p       29.4p       42.6p       30.2p
Net income per ordinary share from continuing
    operations (cents/pence).......................       136.8        76.7         35.0p       40.7p       42.8p       31.4p
Diluted net income per ordinary share..............       135.5        76.0         34.7p       29.2p       42.5p       30.2p
Dividends per ordinary share(3) (cents/pence)......        37.8c       21.2p        17.9p       16.1p       14.2p       12.6p
Dividends per ordinary share(3) (cents)............                    37.8c        31.9c       28.7c       25.3c       22.5c
Total number of ordinary shares in issue...........       421.2m      421.2m       421.2m      421.2m      421.2m      444.0m


____________________
Notes:
(1) Financial information set forth above for the years ended December 31, 2000 and 1999 has been restated to reflect the adoption of Financial Reporting Standard 19 - Deferred Tax. Financial information set forth above for the years ended December 31, 2001 and 2000 has been restated to reflect the adoption of UITF 33 - "Obligations in Capital Instruments". Financial information set forth above for the years ended December 31, 2002, 2001, 2000 and 1999 has been restated to reflect a revised presentation of income from securitization. The latter two items are discussed in Notes 3 and 2(a) respectively of the Consolidated Financial Statements in Item 18 of this Report.
(2) In connection with its conversion from a mutual form building society to a stock form bank, Northern Rock covenanted to set aside approximately 5% of annual consolidated profit before tax for the benefit of The Northern Rock Foundation.
(3) Under U.K. GAAP, dividends declared after the year-end are recorded in the period to which they relate, whereas U.S. practice is to record dividends in the period in which they are declared.
(4) Amounts in accordance with U.S. GAAP reflect U.K. GAAP amounts as adjusted for differences between U.S. and U.K. GAAP as described in more detail in
     Note 45 in the Consolidated Financial Statements included in Item 18.


                                                                                  At December 31,
                                                     ---------------------------------------------------------------------------
                                                        2003        2003      2002(1)      2001(1)      2000(1)      1999(1)
                                                     ------------- ---------  -----------  -----------  ---------  -------------
                                                      ($ millions)                         ((GBP)millions)
Balance Sheet Data                                                            (Restated)   (Restated)  (Restated)   (Restated)
Amounts in accordance with U.K. GAAP:
Assets
Cash and balances at central banks..................       20.7        11.6         10.7         10.5        13.7         25.4
Loans and advances to banks.........................    6,152.7     3,450.2      2,523.5        872.7       788.4      1,152.6
                                                      ----------- ------------ ------------ ----------- ------------ ------------
Loans and advances to customers not subject to         48,783.6    27,355.8     24,365.0     20,392.3    18,019.2     16,080.7
securitization......................................
Loans and advances to customers subject to             27,959.8    15,678.7      9,841.2      5,258.9     2,377.6        576.3
securitization......................................
Less:  Non-recourse finance.........................  (26,450.6)  (14,832.4)    (9,254.6)    (4,707.0)   (2,306.0)      (565.8)
                                                      ----------- ------------ ------------ ----------- ------------ ------------
                                                       50,292.8    28,202.1     24,951.6     20,944.2    18,090.8     16,091.2
Debt securities.....................................    7,464.0     4,185.5      3,850.6      3,541.1     2,776.9      2,280.3
Equity shares and other variable yield securities...      732.6       410.8        414.7        371.6       279.0        106.7
Intangible fixed assets.............................       54.8        30.7         34.3         --          --           --
Tangible fixed assets...............................      319.4       179.1        152.7        117.4        97.0         88.2
Other assets........................................      223.6       125.4        124.4         58.0        40.4         63.6
Prepayments and accrued income......................    1,007.2       564.8        602.7        493.9       468.0        326.1
                                                      ----------- ------------ ------------ ----------- ------------ ------------

Total Assets........................................   66,267.8    37,160.2     32,665.2     26,409.4    22,554.2     20,134.1
                                                      =========== ============ ============ =========== ============ ============
Liabilities and Shareholders' Equity
Deposits by banks...................................    2,606.3     1,461.5      1,205.2        988.8       874.5        747.8
Customer accounts...................................   33,521.2    18,797.3     17,944.3     15,821.0    13,941.1     12,745.6
Debt securities in issue............................   23,290.1    13,060.1      9,846.0      6,987.8     5,414.3      4,633.6
Other liabilities...................................      605.6       339.6        393.8        223.2       163.4        170.2
Accruals and deferred income........................      847.6       475.3        443.4        430.8       510.0        418.7
Provisions for liabilities and charges .............       33.9        19.0          3.4         --          --          --
                                                      ----------- ------------ ------------ ----------- ------------ ------------
Subordinated liabilities............................    1,996.4     1,119.5      1,119.5        594.5        525.4       525.4
Reserve capital instruments.........................      535.0       300.0        300.0        300.0        200.0        --
Tier one notes......................................      356.7       200.0        200.0         --           --          --
                                                      ----------- ------------ ------------ ----------- ------------ ------------
Total subordinated liabilities......................    2,888.1     1,619.5      1,619.5        894.5       725.4        525.4
Shareholders' funds.................................    2,475.0     1,387.9      1,209.6      1,063.3       925.5        892.8
                                                      ----------- ----------- ------------- ----------- ----------- ------------
Total Liabilities and Shareholders' Equity..........   66,267.8    37,160.2     32,665.2     26,409.4    22,554.2     20,134.1
                                                      =========== ============ ============ =========== ============ ============

Adjusted total assets(2)                               92,718.4    51,992.6     41,919.8     31,116.4    24,860.2     20,699.9

Amounts in accordance with U.S. GAAP:
Total Assets........................................   93,874.7    52,641.0     42,439.0     31,473.3    25,030.3     20,829.8
Shareholders' Equity................................    3,009.0     1,687.3      1,472.0      1,397.7     1,243.7      1,002.0






____________________
Note:
(1) Financial information set forth above as at December 31, 2000 and 1999 has been restated to reflect the adoption of Financial Reporting Standard 19 - Deferred Tax. Financial information set forth above as at December 31, 2001 and 2000 has been restated to reflect the adoption of UITF 33, "Obligations in Capital Instruments". Financial information set forth above as at December 31, 2002 and 2001 has been restated to reflect a revised presentation of securitized assets. The latter two items are discussed in Notes 3 and 2(b), respectively, of the Consolidated Financial Statements in
     Item 18 of this Report.
(2) Adjusted total assets equals total assets plus non-recourse finance. Adjusted total assets include all loans originated and managed by Northern Rock, including loans subject to securitization. Management considers growth in adjusted total assets when establishing strategic targets.



                                                                                          At December 31,
                                                                            --------------------------------------------
                                                                              2003     2002     2001     2000    1999
                                                                            --------- ------- -------- -------- --------
                                                                                               (%)
Other Financial Data
Other financial data in accordance with U.K. GAAP:
Return on average total assets(1).......................................     0.80     0.77     0.78     0.82    0.73
Return on average shareholders' equity(2)...............................     20.7     19.8     19.0     20.0    16.1
Adjusted return on average shareholders' equity(3)......................     20.6     19.8     19.0     19.2    17.5
Adjusted return on average total assets(4)..............................     0.79     0.77     0.78     0.79    0.79
Dividend payout ratio...................................................     35.1     36.3     36.8     36.1    43.0
Average shareholders' equity as a percentage of average total assets....     3.86     3.89     4.12     4.11    4.52
Net interest margin(5)..................................................     0.97     1.09     1.26     1.28    1.41
Ratio of earnings to fixed charges(6)
         Including interest on retail deposits..........................     1.33     1.29     1.23     1.21    1.22
         Excluding interest on retail deposits..........................     1.64     1.60     1.51     1.45    1.50
Risk asset ratio
         Tier 1 Capital.................................................     9.3       9.4      8.5     9.1      8.8
         Total Capital..................................................    14.3      15.5     12.9     13.6    13.8
Other financial data in accordance  with U.S. GAAP:
Return on average total assets(1).......................................     0.70     0.44     0.51     0.80    0.68
Return on average shareholders' equity(2)...............................     21.1     11.3     11.0     16.3    13.6
Dividend payout ratio...................................................     26.2     45.6     46.3     33.6    41.8
Average shareholders' equity as a percentage of average total assets....     3.32     3.88     4.67     4.90    5.03
Net interest margin(5)..................................................     1.04     1.19     1.32     1.35    1.40
Ratio of earnings to fixed charges(6)
         Including interest on retail deposits..........................     1.28     1.16     1.21     1.20    1.21
         Excluding interest on retail deposits..........................     1.42     1.28     1.40     1.41    1.47
Risk asset ratio
         Tier 1 Capital.................................................     6.8       7.3      7.5     9.2      9.6
         Total Capital..................................................     10.5     12.2     11.4     13.4    14.6





____________________
Notes:
(1) Return on average total assets represents profit on ordinary activities after tax as a percentage of average total assets.
(2) Return on average shareholders' equity represents profit on ordinary activities after tax as a percentage of average shareholders' equity.
(3) Adjusted return on average shareholders' equity represents reported profit on ordinary activities after tax adjusted to exclude provision for loss on disposal of care homes (1999 and 2000), tax credit on conversion costs
      (2000) and surplus arising on the disposal of the credit card portfolio and non-recurring costs associated with branch closures (2003), as a percentage of average shareholders' equity.
(4) Adjusted return on average total assets represents reported profit on ordinary activities after tax adjusted as described in note (3) above, as a percentage of average total assets.
(5) Net interest margin represents net interest income as a percentage of average interest earning assets as described in Item 4 of this Report under "Selected Statistical Information". The net interest margin figures set forth in the table above have been prepared on the basis of adjusted total assets, including assets subject to securitization as interest earning assets and securitized notes in issue treated as interest bearing liabilities. Excluding assets subject to securitization and securitized notes, net interest margin in accordance with U.K. GAAP would have been 0.89% in 2003, 1.05% in 2002, 1.29% in 2001, 1.30% in 2000 and 1.42% in
      1999 .
(6) For this purpose, earnings consist of profit on ordinary activities before tax plus fixed charges. Fixed charges consist of interest payable including or excluding interest on retail deposits, as appropriate.

                                 Exchange Rates

      The following table sets forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City expressed in U.S. dollars per (GBP)1.00. No representation is made that amounts in pounds sterling have been, could have been, or could be converted into U.S. dollars at the noon buying rate or at any other rate. At May 25, 2004, the noon buying rate was $1.8135 per (GBP)1.00.


                                                            High       Low        Average       Period End
                                                            -----  -----------  -------------- ------------
                                                                     (dollars per pound sterling)
Recent Monthly Exchange Rate Data
---------------------------------
May 2004(1)...........................................       1.81       1.75      1.77           1.81
April 2004............................................       1.85       1.76      1.80           1.77
March 2004............................................       1.86       1.79      1.82           1.84
February 2004.........................................       1.90       1.82      1.87           1.87
January 2004..........................................       1.85       1.78      1.82           1.82
December 2003.........................................       1.78       1.72      1.75           1.78

Historical Annual Exchange Rate Data(2)
------------------------------------
2003..................................................       1.78       1.55      1.64           1.78
2002..................................................       1.61       1.41      1.50           1.61
2001..................................................       1.50       1.37      1.44           1.45
2000..................................................       1.66       1.40      1.52           1.49
1999..................................................       1.66       1.55      1.61           1.62
____________________
Notes:
(1)      Between May 1, 2004 and May 25, 2004.
(2)      The average of the noon buying rates on the last business day of each month during the relevant period.


                                  Risk Factors

      Northern Rock's activities are subject to risk factors that could impact its future performance. Certain of these risks can be mitigated by the use of safeguards and appropriate systems and actions. Some risks, however, are outside Northern Rock's control and cannot be mitigated. Financial risk management, as overseen by the Board, is fundamental to the business of banking and is an integral part of Northern Rock's strategic focus. Northern Rock's approach to financial risk management is discussed under Item 11 of this report under the caption "Quantitative and Qualitative Disclosures About Market Risk". In addition, some of the principal factors that may affect Northern Rock's performance are briefly set out above under "Forward-Looking Statements".

      A summary of the principal factors that may affect Northern Rock's performance are set out below.

     o   Competition. Northern Rock faces strong competition from other U.K.
     and international financial institutions, including banks, building societies, life insurance companies, mutual insurance organizations and, in recent years, new competitors such as certain supermarkets and other large retailers and utility companies. A more detailed discussion of Northern Rock's main competitors, focussing on the U.K. retail deposits market and the U.K. residential mortgage market, is included in Item 4 of this report under the caption "Information on Northern Rock -- Competition".

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

     o Economic activity in the United Kingdom. Northern Rock's business activities are dependent on the level of banking, finance and financial services required by its customers. In particular, levels of borrowing are heavily dependent on customer confidence, employment trends, the state of the economy and market interest rates at the time. As Northern Rock currently conducts the majority of its business in the United Kingdom, its performance is influenced by the level and cyclical nature of business activity in the United Kingdom, which is in turn impacted by both domestic and international economic and political events. There can be no assurance that a weakening in the United Kingdom economy will not have a material effect on Northern Rock's future results.

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

     o Access to wholesale funding sources and securitization market. A substantial amount of Northern Rock's funding depends upon access to wholesale funding sources, including accessing the institutional debt market in the United States, in Europe and in Asia, as well as accessing the global securitization market as an additional source of wholesale funding source. The continued ability of Northern Rock to access such funding sources on favourable economic terms is dependent on a variety of factors, including a number of factors outside of its control, including general market conditions. There can be no assurance that Northern Rock will continue to be able to access such funding sources on favourable terms in the future.

     o Impact of regulatory changes. Northern Rock is subject to financial services laws, regulations, administrative actions and policies in each location that Northern Rock operates. Changes in supervision and regulation, in particular in the U.K., could materially affect Northern Rock's business, the products and services offered or the value of its assets. Although Northern Rock works closely with its regulators and continually monitors the situation, future changes in regulation, fiscal or other policies can be unpredictable and are beyond the control of Northern Rock. See "Supervision and Regulation" for additional information.

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

      The most significant development in the recent history of Northern Rock was its conversion, effective October 1, 1997, from a mutual form U.K. building society to a stock form U.K. licensed bank, listed on the London Stock Exchange and authorized, at the time of its conversion, under the Banking Act 1987 and currently, under the FSMA (which replaced the Banking Act 1987 and other financial services legislation). Prior to the conversion, Northern Rock's activities as a building society were limited by statute primarily to its core business purposes of making residential mortgage loans and accepting retail deposits, with particular restrictions as to the level of wholesale funding it could utilize. Upon conversion to a U.K. bank, and following certain regulatory developments in the U.K. described below under "Supervision and Regulation", the scope of banking services which Northern Rock may now engage in has been greatly expanded, although Northern Rock intends to remain focused on its core business as described below.

      The conversion also resulted in the establishment of The Northern Rock Foundation, a charitable body which is entitled to receive approximately 5% of the annual consolidated profit before tax of Northern Rock and holds certain Foundation Shares. See "--The Northern Rock Foundation" below.

      On August 1, 2002 Northern Rock acquired Legal & General Bank Limited and Legal & General Mortgage Services Limited which comprised the retail banking operations of Legal & General plc. On completion, Northern Rock acquired total assets of (GBP)1.9 billion, of which (GBP)1.5 billion were loans and advances to customers, primarily residential mortgage advances. Northern Rock also obtained
(GBP)1.2 billion of retail deposit balances. During 2002, the assets, liabilities and operations of these companies were transferred to Northern Rock plc.

Business Overview

      Northern Rock specializes in lending to individuals with a core business of providing residential mortgage loans, funded in both the retail and wholesale markets. Northern Rock's operations are primarily concentrated in the United Kingdom. At December 31, 2003, Northern Rock held an estimated 4.8% of U.K.

mortgage balances and an estimated 2.0% of U.K. retail savings balances. In addition, the Group engages in secured commercial lending, personal unsecured lending and distribution of third party insurance products. At December 31, 2003, total assets of the Group were (GBP)37.2 billion and total assets adjusted to include assets subject to securitization of (GBP)15.7 billion were
(GBP)52.0 billion. Profit on ordinary activities after tax for the year ended December 31, 2003, was (GBP)274.6 million.

      Northern Rock is one of the top ten mortgage lenders in the United Kingdom based upon loans outstanding. In the U.K. mortgage market, Northern Rock had an estimated market share of approximately 7.8% on the basis of net lending during 2003 (i.e., increase in outstanding mortgage balances) of (GBP)7.9 billion and an estimated market share of approximately 5.5% on the basis of gross lending during 2003 (i.e., solely on the basis of new mortgage lending during the year) of (GBP)15.2 billion.

      Northern Rock focuses on its core business of providing residential mortgage loans in the United Kingdom. For the years ended December 31, 2003, 2002 and 2001, the portion of interest income attributable to the portfolio of secured loans (predominantly residential mortgage loans) amounted to 78.0% in 2003, 76.4% in 2002 and 78.1% in 2001. By comparison, the only other major category of interest earning assets consists of investments held by Northern Rock's Treasury Department principally to meet both internal and regulatory liquidity requirements. Interest income from Treasury assets as a percentage of total interest income amounted to 12.8% in 2003, 13.9% in 2002 and 14.0% in 2001. The balance of total interest income is derived from the Group's personal unsecured lending portfolios.

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

Funding

      Competition in the retail deposit market, together with the increased level of funding required by Northern Rock to meet its strong asset growth, has meant that pricing for new retail funding in recent years has been less attractive to Northern Rock. See "--Competition" below. As a consequence, greater emphasis has been placed on raising wholesale funds internationally and through the use of securitization programs.

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

      In addition to retail and wholesale funding sources, securitization of residential mortgage assets, as a third source of funding, was developed during 1999. As at December 31, 2003 Northern Rock had raised (GBP)18.5 billion via its mortgage securitization issues, with (GBP)7.7 billion completed during 2003. In addition, in 2002, a securitization of commercial secured loans was undertaken by Northern Rock, raising (GBP)500 million. Further mortgage securitization issues are planned for 2004 and beyond, with an issue of
(GBP)3.5 billion residential mortgage backed notes completed in January 2004. See "--Treasury and Wholesale Funding" below for more information regarding Northern Rock's use of securitization as a funding source.

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

Lending

      The Group's lending activities are concentrated on residential mortgage lending in the United Kingdom. The Group also engages in commercial secured lending and unsecured personal lending. Total revenues from the Group's lending activities comprising interest income and fees (net of service charges) amounted to (GBP)1,984 million for the year ended December 31, 2003, (GBP)1,657 million for 2002 and (GBP)1,542 million for 2001. Revenues from lending activities accounted for 84.0% of total revenues for the year ended December 31, 2003, 82.8% of total revenues for 2002 and 82.8% for 2001. A description of such lending activities is set forth below.

      U.K. Residential mortgage lending

      U.K. residential mortgage lending is Northern Rock's core business. A residential mortgage is a loan which is partly or fully secured on the residential property of the borrower on terms which allow for repossession and sale of the property if the borrower breaks the terms and conditions of the loan. Northern Rock's policy is for all residential mortgage loans to be first charges on the mortgaged property. Consequently, Northern Rock's residential mortgage lending carries lower risk than certain other types of bank lending.

      Northern Rock has a growing presence in the U.K. mortgage market. At December 31, 2003, the Group had 531,000 residential mortgage accounts with outstanding balances of (GBP)38.4 billion representing 73.9% of adjusted total assets. Although based in the North East of England, Northern Rock achieves a diversified spread of lending throughout the U.K. broadly in line with the distribution of the population. In 2003, based on an analysis of total gross residential lending, 15% of new lending was in the North of England, 9% in Scotland, 24% in Central England and 52% in the South of England.


      The following table shows the Group's growth in residential mortgage advances over the three year period ended December 31, 2003.


                                                                                             At December 31,
                                                                                --------------------------------------------
                                                                                   2003            2002            2001
                                                                                ------------ -------------- ----------------
                                                                                    ((GBP) millions, except for percentages)
Advances secured on residential property............................             23,179.7         20,729.5       17,283.5
Advances secured on residential property subject to securitization(1)            15,229.4          9,287.8        5,258.9
                                                                                ------------ -------------- ----------------
Total...............................................................             38,409.1         30,017.3       22,542.4
                                                                                ============ ============== ================
  Annual growth ....................................................              28.0%           33.2%          21.4%
  Proportion of adjusted total assets(2) ...........................              73.9%           71.6%          72.4%


____________________
Notes:
(1) Since 1999, Northern Rock has securitized a portion of its residential mortgage assets as a diversified source of funding. Such residential mortgages are originated by Northern Rock under normal credit criteria and continue to be administered by Northern Rock in the same manner as non-securitized mortgages. For a description of Northern Rock's use of securitization as an additional funding source, see "--Treasury and Wholesale Funding" below.
(2) As used in this report, "adjusted total assets" of the Group are equal to the total assets of the Group adjusted to include advances secured on residential property subject to securitization as described in Note 1 above.

      During 2003 the U.K. mortgage market remained extremely buoyant boosted by low interest rates, house price inflation of approximately 15% and low levels of unemployment. Based upon Bank of England statistics reported by the Council of Mortgage Lenders, U.K. gross mortgage lending totaled (GBP)271.0 billion in 2003 compared with (GBP)218.7 billion in 2002, an increase of 24.0% and net mortgage lending totaled (GBP)95.4 billion in 2003 compared with (GBP)78.2 billion in 2002, an increase of 22.0%. Management expects annualized house price inflation will more closely align with the rate of growth in average earnings over the medium term. Management also expects the gross mortgage market to remain strong during 2004 supported by strong re-mortgage activity underpinned by low inflation, low interest rates and generally low levels of unemployment.

      Structural changes in the residential mortgage market, including the reduction in use of overhanging early repayment charges, certain lenders operating a two tier pricing structure for existing borrowers, competition from alternative, non-traditional sources and low market interest rates, have caused the U.K. residential mortgage market to become heavily commoditized, with competition for business to a large extent driven by price. Management believes that, in this market, borrowers are prepared to transfer their loans to other lenders (re-mortgage) in order to obtain discounted interest rates, fixed interest rates, cashback offers or a combination of these. Therefore, it is expected that, as the market has become increasingly liquid, there are opportunities for profitable growth for those cost efficient lenders, such as Northern Rock, that are able to offer attractive pricing. Accordingly, Northern Rock has introduced and markets a wide range and variety of competitively priced products designed to maintain and increase market share. Northern Rock also rewards loyalty by offering a concessionary discount against its standard variable rate for customers of seven years or more. Northern Rock's market share of redemptions in 2003 was only 4.1%, compared with its share of outstanding balances of 4.8% at the end of 2003, emphasizing Northern Rock's focus on retention of existing customers.

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

      Northern Rock offers a wide range of fixed rate, capped rate and variable rate mortgages. Fixed rate products generally offer a predetermined interest rate for typically two or five years, after which they bear interest at standard variable rates. Capped rates offer a fixed ceiling above which the interest rate cannot rise for a predetermined period. Discounted variable rate mortgages offer a two or three year discount against standard variable rates and may therefore rise or fall as general interest rates change. A cashback mortgage involves a payment of interest at the standard variable rate but the customer receives an upfront cash incentive to take out a loan. In order to mitigate the risk of early repayment associated with discounted mortgage products and other mortgage incentives, Northern Rock, in line with market practice, imposes early repayment charges on most products during an incentive period to protect the profitability of each loan.

      Northern Rock also offers a combined secured residential mortgage and unsecured loan with one monthly repayment marketed under the name "together". This product is offered as a variable rate or fixed rate product. The "together" product allows flexible payments, permitting under or over payment, payment holidays or re-drawing of over payments. Such combination of loan types (also referred to as "credit bundling") enables Northern Rock to monitor a customer's overall credit position, enhance margin and promote customer retention. During 2003, the secured element of "together" lending amounted to (GBP)3,498 million, while the unsecured element of "together" lending amounted to
(GBP)572 million. The "together" secured loans account for approximately 20% of outstanding secured residential balances which Management expects to continue in the medium term.

      Northern Rock also offers a mortgage product named Home Equity Release Mortgage ("HERM") aimed at older customers whose residences are not mortgaged. Customers obtaining a HERM loan are able to utilize the equity in their homes to obtain a lump sum advance or a monthly income stream which is secured by a first mortgage on their property. Unlike traditional mortgage lending, HERM loans have no set repayment date and no monthly loan repayments. Instead, the loan plus accrued interest is repaid from the sale of the property following death, a move into long term care or sheltered accommodation or moving house. Underwriting criteria and the management of risks associated with HERM lending also differ from traditional mortgages in that the amount of loan available to a customer is determined by reference to their age and the value of their property. HERM loans accounted for 4% of gross new residential lending in 2003, and Management expects that HERM loans will continue to grow in 2004.

      An analysis of Northern Rock's gross residential mortgage lending by product type over the last three years is shown in the following table.



               Analysis of Gross Mortgage Lending by Product Type

                                                  2003                 2002                 2001
                                           ----------------  -------------------  -----------------
                                                   (%)                  (%)                  (%)
Fixed rate (up to 2 years)...........              46                   38                   28
Fixed rate (over 2 years)............              10                   17                   17
Cashback.............................               1                    2                    5
Discount.............................              14                    9                    7
"together"...........................              25                   31                   41
HERM.................................               4                    3                    2


      A normal condition of upfront incentives is that incentive repayment charges are payable by the borrower in the event of repayment within a specified time. The purpose of such charges is to mitigate the risk of early repayment to ensure that Northern Rock achieves the required profitability from each mortgage. Since 2002, and in line with market practice, Northern Rock has increasingly offered products with shorter early repayment charge periods but with consequently lower levels of incentives, as well as tapering early repayment charges which reduce over the early repayment charge period. A "Base Rate Pledge" is also maintained whereby Northern Rock guarantees that the variable rate paid during the early repayment charge period will be the lower of Northern Rock's standard variable rate or the Bank of England's base rate plus an agreed percentage.

      Northern Rock has increased its mortgage lending principally due to attractive pricing combined with effective distribution and processing. This growth has been achieved while maintaining arrears levels at December 31, 2003, which were significantly below the U.K. industry average as shown in the following table:

                                                       U.K.
                                        Northern     Industry
Arrears(1)                               Rock        Average(2)
----------                              ---------   -------------
                                            % of total mortgages

3-6 months............................     0.31         0.45
6-12 months...........................     0.12         0.25
Over 12 months........................     0.02         0.11
                                        ---------    -------------
Total.................................     0.45         0.81
                                        =========    =============


____________________
Notes:
(1) For additional information regarding historical arrears levels, see "Selected Statistical Information -- Analysis of Residential Mortgage Loans in Arrears" below.
(2) Source: Council of Mortgage Lender's figures for the year ended December 31, 2003.

      Northern Rock has adopted a low risk policy to mortgage lending and utilizes a sophisticated credit scorecard to assist in minimizing credit risk. Credit assessment takes into account, among other things, income multiples, loan to value criteria, credit history and the amount of the loan. As noted above, Northern Rock's policy is for all residential mortgage loans to be first charges on the mortgaged property, and Management closely monitors exposure limits based upon loan-to-value ratios, loan size, and geographic distribution within its residential mortgage loan portfolio. The combination of credit risk assessment, together with credit risk management, are reflected in mortgage arrears falling since 1994. For additional information regarding how the Group manages credit risk in connection with new lending, see Item 11 "Quantitative and Qualitative Disclosures About Market Risk
-- Credit Risk." The Group's lending practices are consistent with other similar financial institutions operating in the United Kingdom. Such practices differ in certain respects from lending practices of similar institutions operating in the United States. See "Selected Statistical Data--Problem and Non-performing Loans and Advances--Differences in Lending and Accounting Practices" herein for additional information.

      The proportion of Northern Rock's lending to first time buyers was 23% in 2003 compared with 26% in 2002 and 32% in 2001. Northern Rock also manages risk through monitoring loan-to-value ratios (or "LTVs"). LTVs represent the percentage that a particular mortgage loan relates to the estimated value of the residential property securing such loan. In 2003 and 2002 the average LTV of Northern Rock's new residential lending was 75%. In 2003, lending in excess of 90% LTV was 26%, compared with 23% in 2002 and as high as 38% in 2000. Northern Rock has almost no loans with an LTV ratio in excess of 95%. The trend of lower volumes of high LTV lending in 2003 and 2002, together with strong house price inflation in recent years, have resulted in the average indexed LTV of Northern Rock's residential mortgage lending portfolio falling to 55% as at December 31, 2003 from 58% as at December 31, 2002. Northern Rock also avoids large loans with only 4% of new lending above (GBP)500,000 in 2003.

      In addition to new mortgage loans, Northern Rock offers further secured advances on existing mortgaged property to customers consistent with the lending criteria discussed above.

      Commercial secured lending

      Northern Rock engages in a limited amount of commercial secured lending. Commercial secured lending provides a diversification of assets and enhances interest margin for the Group. Northern Rock has a commercial loan portfolio which comprises two types of loans: loans secured on residential property and loans secured on non-residential property. Northern Rock also has securitized certain commercial loans that are secured on non-residential properties in connection with its securitization program. The amount outstanding in respect of these types of loans at December 31, 2003, was as follows:


                                                                                                       % of
Commercial Secured Loans                                                                           adjusted total
------------------------                                                      (GBP) millions          assets
                                                                              -------------------  ---------------
Loans secured on residential property(1)..................................          523                1.0
Loans secured on non-residential property.................................          950                1.8
                                                                              -------------------  ---------------
                                                                                  1,473                2.8
Loans secured on non-residential property, subject to securitization......          449                0.9
                                                                              -------------------  ---------------
Total commercial loans....................................................        1,922                3.7
                                                                              ===================  ===============

____________________
Note:
(1) For statutory reporting purposes, these advances are included within advances secured on residential property.

      Commercial loans secured on residential property mainly consist of loans to individuals or corporates and residential investment property portfolios. In addition, there is a small historical element of social lending to organizations such as housing associations, also secured on residential property. Commercial loans secured on residential property attract the same regulatory risk weighting as advances to owner-occupiers secured on residential property.

      Loans secured on non-residential property consist of more traditional types of commercial secured lending. Such loans represent loans to individuals or corporations to support investment in properties mainly for retail, office or industrial use. Loans secured on non-residential property have traditionally carried higher risk of default and accordingly carry a higher regulatory risk weighting than loans secured on residential property. As noted above, certain loans secured on non-residential property were securitized by Northern Rock during 2002.

      Northern Rock closely monitors and controls the risks involved in commercial lending, specializing in lending to the investment property sector. The maximum LTV ratio for a commercial loan will depend on the quality of the borrower, tenants and assets. Close attention is also given to the borrower's ability to service the loan. In addition to individual loan underwriting criteria and management, Northern Rock has closely monitored portfolio exposure limits to control exposure to individual sectors, LTV, loan size and interest only periods.

      Northern Rock's commercial loan portfolio continues to perform well with only 21 loans (representing 0.5% of the total number of commercial loans) more than 3 months or more in arrears on December 31, 2003 as compared to 41 loans (representing 0.6% of the total number of commercial loans) more than 3 months or more in arrears at December 31, 2002.

      Management intends to continue to grow its commercial secured loan portfolio cautiously during 2004 while maintaining the existing level of credit quality throughout the portfolio.

      Personal unsecured lending

      The Group also engages in personal unsecured lending and until May 30, 2003 engaged in a limited amount of credit card lending. For the year ended December 31, 2003, gross lending attributable to personal unsecured loans was
(GBP)1,694 million (of which (GBP)569 million related to "together" unsecured loans, and (GBP)1,125 million to stand-alone personal unsecured loans), as compared to (GBP)1,654 million for 2002. Year-end balances of personal unsecured lending totaled (GBP)3,293 million at December 31, 2003 compared with (GBP)2,941 million at December 31, 2002. Personal unsecured lending is considered to be an area of potential profitable growth for Northern Rock, particularly for such lending made as part of the "together" product which is considered to be a lower risk product as supported by its arrears performance. On May 30, 2003, Northern Rock sold its credit card portfolio of approximately (GBP)217 million to The Co-operative Bank. As part of the agreement, Northern Rock will offer credit cards issued by The Co-operative Bank to Northern Rock customers under the Northern Rock brand.

      The Group out-sources the processing and administration of part of its personal unsecured loan portfolio to Ventura, a U.K. company and part of the Next Group plc, which receives an administration fee. Northern Rock underwrites, prices and funds the loans, earning premium rates of interest compared to residential mortgage lending. Additional fee income is generated from the relationship with the customer through the sale of payment protection insurance. The "together" unsecured loans are administered in-house.

      Personal unsecured lending carries more risk than residential mortgage lending and accordingly carries a 100% risk weighting for purposes of determining the Group's regulatory capital requirements. Default risk on personal unsecured lending is greater because such lending is unsecured. In order to mitigate such risks, Northern Rock uses a sophisticated credit scorecard designed to evaluate the borrower's ability to repay the loan. In addition, Northern Rock imposes a maximum limit on the size of personal unsecured loans and encourages customers to take out payment protection insurance. See Item 11 "Quantitative and Qualitative Disclosures About Market Risk -- Credit Risk" below for additional information regarding how the Group addresses credit risk in connection with new lending. At the end of 2003, only 1.0% of unsecured personal loans were three months or more in arrears, and only 0.8% of "together" unsecured accounts were three months or more in arrears as compared with 1.4% and 0.7%, respectively, at the end 2002.

Insurance

      In conjunction with its core business of providing residential mortgage loans, the Group is also involved in general insurance distribution, life assurance distribution and the provision of mortgage indemnity insurance.

      General insurance distribution

      Northern Rock distributes a limited range of household building and contents and payment protection insurance products, primarily to its residential mortgage customers, through third party providers. Under arrangements with third party providers, Northern Rock receives a commission on policies sold, but does not take any underwriting risk from policies. Building and contents policies are provided through an exclusive arrangement with Axa Insurance, a member of the Axa Group of companies. The Group also distributes payment protection products for mortgage and unsecured lending customers underwritten by Legal and General Insurance Limited and Pinnacle Insurance plc respectively, for which the Group receives commissions.

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

      Life assurance distribution

      The Group has a close relationship with Legal & General, a leading U.K. life assurance provider. Northern Rock's residential mortgage customers are routinely referred to Legal & General for advice on life assurance products, including endowment products. Northern Rock receives a commission for introducing these customers to Legal & General. Northern Rock plans to continue to act as an introducer for Legal & General.

Other Activities

      Personal banking

      Northern Rock provides a limited range of money transmission facilities, including check guarantee and debit cards, to its current account customers. At December 31, 2003, the Group had approximately 157,000 current accounts with balances of (GBP)217 million. Northern Rock's customers also have access to approximately 19,000 automated teller machines ("ATMs") through the LINK network in the United Kingdom which allows Northern Rock customers to engage in limited money transmission transactions at certain financial institutions other than Northern Rock.

      Mortgage indemnity guarantee insurance

      Northern Rock Mortgage Indemnity Company Limited ("NORMIC") is the
Group's captive insurance company based in Guernsey. Up to December 31, 2002 NORMIC provided mortgage indemnity guarantee insurance to Northern Rock in the event of losses being incurred following repossession of a property from a defaulting borrower. As from January 1, 2003 Northern Rock ceased purchasing mortgage indemnity guarantee insurance from NORMIC. Existing cover remains in force, although coverage for mortgage loans is cancelled in the event that a further advance is granted with respect to those mortgage loans.

Retail Funding

      At December 31, 2003, Northern Rock had retail funding deposits of
(GBP)16.3 billion, representing a market share of approximately 2.0% of U.K. retail savings balances, based upon Bank of England statistics. Net new retail funding in 2003 amounted to (GBP)1,007 million, including interest credited of
(GBP)429 million. Retail funding represented 34% of total funding, including securitized bonds, of the Group at December 31, 2003. Northern Rock intends that loans and advances not subject to securitization will be funded in the medium term at least 50% by retail funding.

      Northern Rock provides a wide range of retail savings products, including demand deposit accounts, notice accounts and short term fixed rate bonds. In addition, Northern Rock provides tax efficient accounts (ISAs) and tracker accounts on which interest rates are automatically linked to U.K. bank base rates, as set by the Monetary Policy Committee of the Bank of England from time to time. Traditionally, interest on retail deposits has been paid on a variable rate basis, although as U.K. interest rates fell during 2000 and 2001 demand for fixed rate bonds was higher. During 2003, funding was strongest for ISAs, fixed rate bonds and competitively priced tracker accounts offered via the internet. For a discussion of how Northern Rock manages exposure to interest rate movements when there is a mismatch between interest rate sensitive assets (such as loans) and liabilities (such as retail deposits), see Item 11 "Quantitative and Qualitative Disclosures About Market Risk --Market Risk--Interest Rate Risk" and "--Interest Rate Sensitivity Gap" below.

      Management believes that the primary determinant for attracting retail savings is the interest rate offered to savers. Accordingly, Northern Rock pursues a strategy of launching competitive products, utilizing its cost advantage. It gathers retail funds from a number of sources, namely its branch network, postal accounts, offshore accounts (administered in Guernsey and Ireland), telephone accounts gathered by its Save Direct division and internet-based deposit accounts.

      The table below provides information regarding the various types of accounts through which the Group obtained retail funds as at December 31, 2003, 2002 and 2001:

                                                                                     At December 31,
                                                                         -------------------------------------------
                                                                             2003            2002         2001
                                                                         -------------  ---------------  ----------
                                                                                      ((GBP) millions)
Branch accounts.......................................................       2,437.2          2,175.5     1,567.9
Postal accounts.......................................................       6,230.8          5,442.2     6,619.2
Offshore accounts.....................................................       2,405.9          2,385.1     2,584.9
Telephone accounts....................................................       1,339.8          1,935.4     2,400.5
Internet accounts.....................................................       2,891.4          2,214.7       197.7
Legal & General branded accounts......................................       1,037.7          1,183.2         -
                                                                         ------------   ---------------  ----------
    Total retail balances.............................................      16,342.8         15,336.1    13,370.2
                                                                         ============   ===============  ==========


      In response to consumer concerns over industry practices relating to the introduction of new savings products, Northern Rock operates a "Savings' Pledge". The Savings' Pledge is designed to ensure that Northern Rock's retail savings customers receive notifications and other important information significantly in excess of the industry standards and those required to comply with the U.K. Banking Code. The Savings' Pledge assures that Northern Rock's retail savings' customers are notified in writing every time Northern Rock makes a change to the interest rate on their accounts, launches a new savings product which is available to the majority of them, or changes the terms and conditions on their accounts. Any decreases in rates of interest paid will be introduced only after a period equivalent to any notice period on the account affected. Management believes that the Savings' Pledge gives Northern Rock a competitive advantage in the U.K. retail savings market.

      The U.K. retail savings market has been subject to strong competition. During the late 1990s and 2000, new entrants such as insurance companies and certain retailers increased competition and since then competition has been maintained by the introduction of stand alone internet banks or brands. The effect of such competition has been an increase in the relative cost of retail funds and especially for new retail funds. Consequently, since 1999, Northern Rock has primarily funded its asset growth through the wholesale markets and securitization. Management expects this funding strategy to continue throughout 2004, although opportunities will be sought to grow retail funds as well as to maintain existing retail balances.

Treasury and Wholesale Funding

      The Treasury department provides treasury services to the Group. It has three main objectives: (i) to manage the Group's liquidity and investments, (ii) to raise funds on the wholesale capital and money markets and (iii) to manage interest rate and currency risks. Total investment income from the Group's liquidity and investment activities amounted to (GBP)256.6 million for the year ended December 31, 2003, (GBP)240.1 million for the year ended December 31, 2002 and (GBP)259.8 million for 2001. Income from these activities accounted for 10.9% of total income for the year ended December 31, 2003, 12.0% of total income for 2002 and 12.4% of total income for 2001.

      Northern Rock raises wholesale funds from a variety of sources, including time deposits, certificates of deposit, commercial paper and medium-term notes. Funding from wholesale markets and securitization, excluding subordinated liabilities, amounted to (GBP)31.7 billion at December 31, 2003, representing 66% of total funding (including securitized bonds).

      Treasury aims to achieve a diversified source of wholesale funding both geographically and by categories of investors, as well as a range of maturities to prevent dependence on any particular funding sector. With regard to the geographical distribution of wholesale funding sources, a variety of programs are currently in place to raise both short-term and long-term funding globally, although principally in the U.S. and Euro capital markets. With regard to categories of investors, such programs currently can access both institutional and retail investors in the Euro commercial paper and Euro medium-term note market, as well as institutional investors in the commercial paper and medium-term note markets in the United States.

      Since 1999, Northern Rock has been a major issuer of securitized bonds. Securitization involves the sale of residential mortgage loans by Northern Rock at par to special purpose securitization companies, which fund their purchase through the issuance of mortgage backed securities. Northern Rock also makes interest bearing subordinated loans to the special purpose companies, the repayments of which are subordinated to the claims of the holders of the mortgage-backed securities. Other than the subordinated loan and the provision of mortgage indemnity guarantee insurance via a subsidiary company, with respect to certain of the securitized mortgage loans originated before January 1, 2003 (see "-- Other Activities -- Mortgage Indemnity Guarantee Insurance"), Northern Rock does not guarantee any of the liabilities of the special purpose companies.

      The securitized mortgage loans and the mortgage-backed securities are reported on the Group balance sheet using linked presentation under U.K. GAAP. Under linked presentation, only the net amount of the Group's interest in the securitized mortgage loans is consolidated, with the related gross amounts shown on the face of the balance sheet. Northern Rock continues to administer the securitized mortgage loans under an administration agreement but does not own directly or indirectly any of the share capital of the special purpose companies. The interest income on the securitized mortgages and the interest expense payable to the holders of the mortgage-backed securities is accounted for within the special purpose companies. This net interest income is reported within interest receivable in the Northern Rock Group Consolidated Financial Statements.

      The following table sets out details of Northern Rock's securitization issues.

Securitization Company                         Date                               Gross assets securitized
----------------------                         ----                               ------------------------
                                                                                  ((GBP) millions)
Residential:
Granite Mortgages 99-1 plc                     October 1, 1999                             600
Granite Mortgages 00-1 plc                     March 1, 2000                               750
Granite Mortgages 00-2 plc                     September 25, 2000                        1,300
Granite Mortgages 01-1 plc                     March 26, 2001                            1,500
Granite Mortgages 01-2 plc                     September 28, 2001                        1,500
Granite Mortgages 02-1 plc                     March 20, 2002                            2,420
Granite Mortgages 02-2 plc                     September 23, 2002                        2,748
Granite Mortgages 03-1 plc                     January 21, 2003                          3,010
Granite Mortgages 03-2 plc                     May 21, 2003                              2,495
Granite Mortgages 03-3 plc                     September 24, 2003                        2,225

Commercial:
Dolerite Funding No. 1 plc                     June 24, 2002                               500



      Securitization provides Northern Rock with an alternative source of funding which is also capital efficient. Management intends to continue to use securitization as a funding source during 2004 and beyond. Already, as of January 28, 2004, a further securitization of (GBP)3.5 billion of residential mortgages has been completed.

      The Group invests in a wide range of liquid assets, including fixed deposits, certificates of deposits, gilts, floating rate notes and structured investments to meet regulatory requirements and agreed operational limits. The Group does not operate trading portfolios although income maximization is targeted and profits are taken when opportunities arise. At December 31, 2003, 97% of Treasury counterparty exposures were rated single A or better. There is no exposure to emerging markets or non-investment grade debt.

      Treasury provides risk management services to the Group and makes use of off-balance sheet instruments such as swaps, futures and options, which reduce the Group's exposure to changes in interest rates and currency rates. See Item 11 "Quantitative and Qualitative Disclosures about Market Risk" below for further details of risk management.

Distribution Network

      The Group operates a diversified, low cost distribution network. In addition to serving existing customers, this has enabled Northern Rock to grow its business while controlling costs. Northern Rock has centralized the administration of mortgages and savings products and increased the network's emphasis on sales. The distribution network is targeted to achieve volume growth principally in residential mortgage lending and insurance sales and to support the Group's retail funding objectives. Developments in the network have focused on cost efficiency and meeting the needs of customers who are increasingly prepared to transact business by mail, telephone or by e-commerce.

     The distribution network for the Group's products consists of the following:

     o        branches;
     o        intermediaries;
     o        mortgage sales centers;
     o        telemarketing;
     o        postal retail funding;
     o        offshore retail funding;
     o        regional commercial lending centers; and
     o        the internet.

      Branches

      Traditionally branches were a major source of mortgage lending and retail funding for retail banks. Northern Rock has achieved volume growth and geographical spread in its core markets through alternative and more cost efficient distribution means which have resulted in a reduction in its branch network, which is located mainly in the North of England. During 2003, Northern Rock closed 20 of its least effective branches resulting in 56 remaining at the year end.

      All branches sell Northern Rock's core residential mortgage and retail savings products (excluding postal and telemarketing products), personal lending and third party insurance. Branches concentrate on customer service and selling new business and perform little mortgage processing, which has been centralized.

      Northern Rock intends to open 10 new mortgage branches in major U.K. cities during 2004 and 2005. These outlets will enhance mortgage and personal lending distribution but will not provide retail deposit facilities.

      Intermediaries

      Distribution through intermediaries accounted for approximately 87% of new mortgage lending in 2003 as compared with 76% of new mortgage lending in 2002 and 70% in 2001. Distribution through intermediaries allows Northern Rock to achieve national distribution coverage. Such intermediaries range from large U.K. insurance companies to small independent mortgage advisors, which operate within "groups" or independently. Intermediaries are supported locally by business development sales teams. Depending on the arrangements in place between Northern Rock and a particular intermediary, intermediaries are compensated for introducing the mortgage business in line with general market practice. Management expects that strong relationships with intermediaries will continue to be an important element of Northern Rock's distribution strategy.

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

      Mortgage sales centers

      Northern Rock currently has 10 mortgage sales centers (two of which are multiple-use facilities), mainly located in areas where Northern Rock does not have branches, including Central England and the South of England. Mortgage sales centers have been important in helping to establish a national lending base. Such centers are situated in low cost premises away from expensive town center locations, and are to be supplemented during 2004 and 2005 by the 10 new mortgage branches discussed above.

      Telemarketing

      Telemarketing plays an increasingly important role in generating retail funding and new residential mortgage lending.

      Northern Rock Direct is a telephone-based direct marketing and selling operation. It sells mortgages and associated third party insurance products or creates leads for branches or mortgage sales centers through telephone contact with customers initiated by advertising and inclusion of products in "best buy" tables featured in most national and regional newspapers. Northern Rock also operates a stand-alone mortgage retention unit which is increasingly important in retaining existing customers.

      Postal retail funding

      On-shore postal-based savings accounts were introduced by Northern Rock in 1992. Since the latter part of 1998, as UK interest rates began to fall, fixed rate postal bonds having maturities of one year or more have been marketed. These bonds have proven to be popular with balances of (GBP)6.2 billion at December 31, 2003.

      Offshore retail funding

      Offshore postal, telephone and internet accounts, offered through Northern Rock (Guernsey) Limited, are aimed at attracting large value retail deposits. Northern Rock (Guernsey) Limited started operations in 1996. Northern Rock Ireland, a branch of Northern Rock based in Dublin, commenced operations in November 1999 and offers postal, telephone and internet accounts in the Irish market. At December 31, 2003, offshore balances amounted to (GBP)2.4 billion, with accounts offered in pounds sterling, U.S. dollars and euro.

      Regional commercial lending centers

      Northern Rock operates a network of eight specialized regional commercial lending located in areas where Northern Rock has identified a demand for commercial loan finance.

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

      In addition to providing the latest mortgage and savings rates, the website permits visitors to, among other things, apply on-line for a personal unsecured loan, submit a full mortgage application, complete a mortgage pre-qualification form, calculate repayments on mortgage products, save on-line and locate the nearest branch. Within the website, a dedicated area has been established to provide mortgage intermediaries with product information and obtain on-line decisions, submit applications and track their progress through to completion.

      During 2003, an internet based savings account which moves in line with U.K. bank base rates continued to be popular. At the end of 2003, balances in this account amounted to (GBP)2.9 billion.

      Lending business generated via the internet during 2003 amounted to loan applications of approximately (GBP)2.1 billion, with approximately 52% of such applications related to unsecured loans and 48% related to mortgages. These volumes represented approximately 6% of all mortgage applications and 44% of unsecured loan applications.

      Further development of internet activities will be focused on functions that are likely to generate significant levels of customer and intermediary demand, as well as cost effectiveness, while at the same time providing a secure and resilient environment for on-line users.

Capital Expenditures and Divestitures

      Northern Rock, consistent with its core business of U.K. residential mortgage lending, has not undertaken significant capital expenditures or divestitures over the prior three year period. A summary of capital expenditures is set out in the following table.


                                                          2003              2002              2001
                                                      --------------  ------------------  ------------
                                                                       ((GBP) millions)
         Land & Buildings........................         13.8              26.1              14.4
         Plant, equipment, fixtures, fittings
         & vehicles..............................         29.8              25.0              18.2
                                                      --------------  ------------------  ------------
             Total...............................         43.6              51.1              32.6
                                                      ==============  ==================  =============


      82.6% of expenditure in 2003 shown as "plant, equipment, fixtures, fittings & vehicles" relates to investment in computer systems, hardware and related technology.

      Northern Rock is expanding its main head office building in the North East of England. The total property costs associated with such building amounted to
(GBP)54 million over the 3 years, ended December 31, 2003.

      Capital divestitures over the prior three year periods are set out in the following table.


                                                         2003              2002              2001
                                                      -------------  ------------------  --------------
                                                                       ((GBP) millions)
         Land & Buildings........................         0.2               3.2               2.8
         Plant, equipment, fixtures, fittings
         & vehicles..............................         1.0               3.1               1.6
                                                      -------------  ------------------  --------------
             Total...............................         1.2               6.3               4.4
                                                      =============  ==================  ==============


      Northern Rock does not currently have any material capital divestitures in progress. See Note 22 to the Consolidated Financial Statements included in Item 18 of this Report for additional information regarding Northern Rock's tangible fixed assets as at December 31, 2003.

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

      Banks and building societies

      There has been significant consolidation of banks and building societies in recent years. The number of building societies has fallen from 105 in 1992 to 63 currently. This reduction has been marked by the merger of certain of these organizations as well as acquisitions by existing banks.

      Certain major financial service providers have also changed their legal status with Halifax, Woolwich and Alliance & Leicester building societies converting during 1997 to stock form U.K. licensed banks in the form of public limited liability companies. A number of building societies have chosen not to convert, and legislation was passed in 1997 to enable these organizations to compete more freely with banks. Despite this, Bradford and Bingley Building Society converted to a listed bank in December 2000.

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

      Non-Traditional Competitors

      Certain supermarkets and other large retailers and utility companies sell financial services to their customers. A number of U.K. banks have cooperation arrangements with large U.K. retailers to provide personal banking services to their customer base, including direct savings accounts through the mail or by telephone. In addition, insurance and life assurance companies have entered the mortgage and retail savings markets, and more recently foreign entities have been active in the U.K. retail savings market. Such companies are using low cost telephone, postal and internet-based distribution channels to offer competitively priced retail savings products and mortgages. Certain U.K. banks, notably Halifax and to a lesser extent Abbey, operate stand-alone, separately branded internet banks. Northern Rock's response to such competition is to continue to develop its e-commerce capabilities as an integrated part of the Group's distribution strategy and to continue to offer customers a range of options for transacting business. See "-- Description of

Business -- Distribution Network -- Internet-based distribution" for a more detailed discussion of such activity to date.

The U.K. Residential Mortgage Market

The table below sets out information for the last five years concerning year end balances of U.K. lending secured on residential property and the proportions held by banks, building societies and Northern Rock.


                                                                               Building                       Northern
                                                             Total Balances    Societies        Banks           Rock
                                                             ---------------  ------------     ------         ---------
                                                             ((GBP) billions)    (%)              (%)            (%)
     1999................................................       493.7           22.9            69.8            3.2
     2000................................................       535.4           19.9            72.2            3.5
     2001................................................       593.3           18.9            69.8            3.7
     2002................................................       672.9           18.3            68.9            4.3
     2003................................................       774.0           18.4            66.0            4.8


--------------------


Source: Council of Mortgage Lenders (CML) (using information based upon Bank of England data) except for information regarding Northern Rock's balances which are taken from Northern Rock's own data.

      The table below sets out information for the last five years showing gross and net lending in the U.K.

                                                        Gross             Net
                                                    ---------------  ---------
                                                            ((GBP) billions)
         1999....................................        114.7           37.9
         2000....................................        119.7           40.8
         2001....................................        160.6           54.4
         2002....................................        220.6           79.5
         2003....................................        277.2          101.1

____________________
Note:

Source: Council of Mortgage Lenders (CML) (using information based upon Bank of England data).

      The U.K. residential mortgage market was extremely buoyant in 2003, showing an increase in gross lending of 25.6% and an increase in net lending of 27.1%. Such growth was supported by house price inflation of 15%, low levels of interest rates and generally low levels of unemployment. The year 2003 also saw a significant increase in the level of re-mortgage activity with 45% of total U.K. gross lending attributable to re-mortgages, compared with 37% in 2002 and 31% in 2001.

      Competition in the U.K. mortgage market involves defending the existing stock of balances and competing for the flow of new lending. New lending is driven by first-time buyers or next-time buyers remortgaging or changing homes. In recent years, the proportion of the population owning their own homes has stabilized at just under 70%. Although this figure is high by European standards, Management believes it is unlikely to increase or decrease significantly in the near future. Consequently, Management views the mortgage market in the U.K. as a mature and highly commoditized market driven primarily by price, especially with respect to new lending.

      A key feature of the U.K. mortgage market is the differential pricing structure that has developed, mainly in response to increased competition. New customers are offered attractive rates via discounts, tracker accounts, fixed and capped rates or cashbacks for a period of time, compared with existing customers who pay a standard variable rate which can fluctuate in response to competitive forces and U.K. monetary and economic policy. This differential pricing structure is likely to contribute to continued strong levels of re-mortgage activity in 2004.

      Northern Rock has been at the forefront of competitive pricing since the early 1990s as a low cost, efficient provider. This, together with product innovations and retention of existing customers, has enabled Northern Rock's net lending to be greater than its market share of balances over this period while its gross lending has been only slightly above mortgage stock levels. Northern Rock's redemption levels have remained below its share of stock due to the effect of early repayment charges and, more recently, improvements in retention policies. The latter includes allowing existing customers to transfer to products available to new customers, subject to the payment of any existing early repayment charges, and the investment in a dedicated mortgage retention team.

      Management expects that competition from existing lenders is likely to remain intense. Management also considers that new customers will remain attracted to up-front incentives on traditional mortgage products and that strong demand will remain for credit bundling products, enabling Northern Rock to achieve volume lending in 2004.

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


              Building Societies', Banks' and Northern Rock's Share
                        of the U.K. Retail Deposit Market

                                                     Building societies'      Banks' share of         Northern Rock's
                                    Total U.K.       share of total U.K.         total U.K.         share of total U.K.
                                Retail deposits(1)    Retail deposits(1)   Retail deposits(1)(2)     Retail deposits(1)
                               --------------------  -------------------- -----------------------  ------------------------
                                   ((GBP) billions)           (%)                    (%)                   (%)
     1999.....................        596.6                 18.5                   70.8                    1.9
     2000.....................        633.6                 17.1                   72.8                    1.9
     2001.....................        681.6                 17.9                   72.9                    2.0
     2002.....................        734.2                 18.3                   73.3                    2.1
     2003.....................        809.4                 17.7                   74.1                    2.0



____________________
Notes:
(1) Source: Bank of England, except for information regarding Northern Rock's balances which are taken from Northern Rock's own data.
(2) Included within Banks' share of total U.K. retail deposits are companies such as Tesco plc and Egg plc, which have U.K. banking licenses.

      Management believes that the U.K. retail deposit market, like the residential mortgage market is a commoditized one, driven primarily by price. This is particularly true for the flow of new money, which will seek the most attractive rates available. Older deposit balances have traditionally subsidized the cost of new retail deposits, primarily reflecting customer inertia.

      In the last 10 years, competition for U.K. retail deposits has increased as new participants, such as supermarkets and insurance/life assurance companies entered the market by offering attractive rates of interest. This situation has been exacerbated since 2000 by the introduction of internet-based accounts and foreign entrants which have offered rates at or above U.K. bank base rates. The combined effect of this competition has caused the cost of attracting new retail deposits to be higher in many cases than the cost of wholesale money market deposits.

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

      Although a credit institution such as Northern Rock is primarily regulated in its home state by a national regulator, the Banking Consolidation Directive prescribes minimum criteria for regulation of the authorization of credit institutions and the prudential supervision applicable to them. Investment firms are subject to a similar regulatory environment and can obtain a "passport" with respect to authorization under national legislation implemented pursuant to the Investment Services Directive (now known as the Financial Instruments Markets Directive). Despite the application of the "passports", a member state can impose certain requirements on the conduct of banking and investment activities in its boundaries (including conduct of business rules).

      The Banking Consolidation Directive and The Capital Adequacy Directive together regulate the requirements of credit institutions and investment firms to make adequate capital provisions for market risks, the deemed quality and acceptable relative proportions of various types of capital and permissible counterparty exposures. The Banking Consolidation Directive also delineates permissible exposures to individual or linked counterparties. The Financial Groups Directive provides for the prudential supervision of financial groups or conglomerates.

      In September 2002, the European Commission published a proposal on a directive on consumer credit to the EU member states, which would require prospective creditors to provide advice and information to consumers taking consumer credit before the credit agreement will be concluded, so that the consumer can choose in full knowledge of the facts among the types of credit offered. Among other things, the proposal required that the information to be provided by the credit intermediary and creditor should in particular include an annual percentage rate of charge applicable to the credit; the total lending charge; the agreed duration of the loan and the number and amount of installments. This is to standardize information given to consumers to make Europewide comparisons easier. Similarly, it will be the responsibility of the creditor, in accordance with the principle of "responsible lending", to check whether the consumer and, where applicable, the guarantor are in a position to meet new commitments. The September 2002 proposals also included provisions in respect of borrowers drawing down credit under the terms of their mortgage loans. In January 2004, the European Parliament published a re-drafted form of the proposed Directive. Significantly, the re-draft excludes loans secured by a mortgage on land. The European Parliament approved this re-draft on its first reading on April 20, 2004. The U.K. Department of Trade and Industry ("DTI") is currently consulting with consumer and industry organizations on the proposal.

New Basel Capital Accord

      The Basel Committee on Banking Supervision (the "Basel Committee") has finalised proposals for reform of the 1988 Capital Accord. The 1988 Capital Accord will be replaced with a framework which places enhanced emphasis on market discipline and sensitivity to risk. The consultation period on the initial proposals ended in March 2000 and the Basel Committee published its second consultation document, the "New Basel Capital Accord", on January 16, 2001. The consultation period on the further proposals contained in the New Basel Capital Accord ended on May 31, 2001.

      On October 1, 2002 the Basel Committee launched a comprehensive field test for banks, known as the quantitative impact study, or QIS3, to gauge the impact of its revised proposals on minimum capital requirements under pillar one of the New Basel Capital Accord before finalization of the third consultative paper. The survey period ended on December 20, 2002 and the results were issued on May 5, 2003. The third consultative paper on the New Basel Capital Accord was issued on April 29, 2003. The consultation period ended on July 31, 2003 and in August 2003 the Basel Committee published the comments received on the third consultative paper and issued a report on the high-level principles for the cross-border implementation of the New Basel Capital Accord. On May 11, 2004, the Basel Committee announced that it had achieved consensus on outstanding issues and that the text of the New Basel Capital Accord would be published at the end of June 2004.

      The framework is to be implemented in each member country at year end
2006.

      On 18 November 2002, the European Commission released a working paper on the EU's implementation of the Basel Committee proposals (known as "CAD3"). On 1 July, 2003, the European Commission released the Commission Services third consultation paper on CAD3. The Commission also published at the same time an analysis of the EU results from QIS3. Unlike the Basel Committee proposals, which are addressed to internationally active banks, CAD3 will be applied to all credit institutions in the EU. It will also be applied to non-bank investment firms which are subject to the Financial Instruments Markets. On March 15, 2004 the European Commission published the feedback on responses received to the third consultation paper on CAD3. The European Commission has announced that it is intended that the new EU capital framework under CAD3 should come into effect at the same time as the New Basel Capital Accord.

      Northern Rock has established a Basel project team and participated in the QIS3 study. During 2004 management will continue with preparations for the introduction of Pillar I of the New Basel Capital Accord and will commence a detailed review of the Pillar II requirements, to ensure that the capital benefits of the New Basel Capital Accord are available to Northern Rock as quickly as possible.

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

      The FSMA prohibits any person from carrying on a "regulated activity" in the U.K. unless that person is an "authorized person" under the FSMA or is specifically exempted from such provision. The list of "regulated activities" under the FSMA includes deposit-taking and activities relating to investment and insurance businesses.

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

      The Banking Code (the "Code") is a voluntary code agreed by U.K. banks and building societies. It sets the minimum standards of service that personal customers can expect from all banks and building societies which subscribe to the Code. The Code covers the responsibilities of the banks and building societies to their personal customers in connection with the operation of their accounts. The Code became effective in March 1992, with subsequent revisions in March 1994, March 1997, March 1999, January 2001 and March 2003. Northern Rock has adopted the Code. Compliance with the Code is monitored by the Banking Code Standards Board ("BCSB"). Further revision to the Code will take place in March 2005 following an independent review by Professor Elaine Kempson of Bristol University.

      Investment Business

      The conduct of investment business is regulated in the U.K. in that, among other things, "dealing in", "arranging deals in", "managing", "safeguarding and administering" and "advising on" investments are "regulated activities" under the FSMA. The Group has the appropriate authorization under the FSMA to conduct its investment business activities.

      Under the former regulatory regime, "Listed money market institutions" were exempted from the provisions of the Financial Services Act 1986 in respect of their money market activities only. Northern Rock was granted listed money market institution status and that status was "grandfathered" into the new regime under the FSMA. Such money market activities remain regulated by the FSA which expects such entities to observe the relevant chapters of the FSA Handbook (in particular, the chapter entitled "Inter-Professional Conduct"). Given the nature of Northern Rock's money market activity, the Non-Investment Products Code (NIPs) is also applicable to this business.

      Northern Rock Financial Services Limited is a non-trading company which resigned from FSA regulation in April 2003 following completion of the review of personal pensions mis-selling.

      Insurance

      NORMIC is the only subsidiary of Northern Rock which undertakes insurance business. NORMIC is a Guernsey registered company, and consequently is regulated by Guernsey law and the Guernsey Financial Services Commission.

      The marketing and promotion of investments ("investments" includes rights under a contract of insurance) in the U.K. is prohibited under the FSMA unless the promotion is made by an authorized person or the communication is approved by an authorized person. Various exemptions apply as reflected in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001.

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

      Mortgage lending and services, the arranging of mortgages and the giving of mortgage advice in the U.K. will become a regulated activity under the FSMA on October 31, 2004 (the date known as "N(M)"). From N(M), FSA will be the regulator for such businesses. In October 2003, the FSA published a Policy Statement containing its final conduct of business rules in respect of mortgage-related activities. These rules set out in the Mortgages: Conduct of Business Sourcebook ("MCOB") cover conduct of business requirements for authorized persons. These rules provide for, amongst other things, certain pre-origination matters, such as financial promotions and draft pre-application illustrations, start of contract disclosures, post-sale disclosures (annual statements), rules on contract charges and arrears and repossessions. The MCOB comes into force on N(M).

      The regime under the FSMA regulating financial promotion will cover the content and manner of promotion of regulated mortgage products, and by whom such promotion can be issued or approved.

      Northern Rock has applied to the FSA to vary its authorization status so as to be able to carry out such regulated mortgage business.

      Other Relevant Legislation & Regulation

      The Consumer Credit Act 1974 (the "CCA") regulates the provision of secured and unsecured loans for amounts up to (GBP)25,000 and ancillary credit businesses such as credit brokerage and debt collecting. On July 25, 2001, the DTI issued a consultation paper with a view to updating and modernizing the CCA. A summary of the responses was published by the DTI on February 15, 2002. In November 2002, the DTI announced its intention that a credit agreement will be regulated for credit agreements made after this change is implemented: (a) where the borrower is or includes an individual, save for partnerships of four or more partners, (b) irrespective of the amount of credit (although in July 2003, the DTI announced its intention that the financial limit of (GBP)25,000 will remain for certain business-to-business lending), and (c) where the credit agreement is not an exempt agreement. If this change is implemented, then any loan or further advance originated or varied bilaterally after this time, other than a regulated mortgage contract under the FSMA or an exempt agreement under the CCA, will be regulated by the CCA. Such loan or further advance will have to comply with requirements as to form and content of the credit agreement and, if it does not comply, will be unenforceable against the borrower.

      A consumer credit white paper was published by the DTI in December 2003. The white paper is accompanied by a consultation on facilitating the conclusion of credit agreements over the internet and on draft regulations detailing the changes proposed for consumer credit advertising, the form and content of credit agreements and the early settlement of credit agreements. The closing date for comments was March 15, 2004.

      The FSA has stated in Consultation Paper 146 that to avoid dual regulation once the new regulatory regime applies, all mortgages regulated by the FSA will not be covered by the CCA. This carve-out only affects mortgages entered into after the new regulatory regime is effective (i.e. N(M)). Before that date, the CCA will continue to be the relevant legislation. For the avoidance of doubt, regulated mortgage contracts will, however, be enforceable only under court order obtained pursuant to section 126 of the CCA, notwithstanding their regulation under the FSMA where those contracts would otherwise be regulated or treated as regulated by the CCA. It is anticipated that certain changes to the current CCA regime will be introduced in October 2004, notably changes to the consumer credit advertising promotions rules.

      The Data Protection Act 1998 regulates, among other things, the retention and use of data relating to individual customers. Each company in the Group has made appropriate notifications under that Act.

      The Unfair Terms in Consumer Contracts Regulations 1999 came into force in October 1999. These Regulations (together with the Unfair Contract Terms Act 1977, the "Unfair Terms Regulations") apply to certain contracts for goods and services entered into with consumers. The main effect of the Regulations is that a contractual term covered by the Regulations which is "unfair" will not be enforceable against a consumer. These Regulations apply, among other things, to mortgages and related products and services. The FSA Handbook contains guidance on the FSA's approach under the Unfair Terms Regulations in respect of financial services contracts.

Unclaimed Assets - Budget 2004

      As part of the U.K.'s Chancellor of the Exchequer's budget statement issued on March 17, 2004, the U.K. Government stated its support of the efforts of the British Bankers' Association, the Building Societies' Association and National Savings and Investments in trying to reunite unclaimed assets and their owners. A voluntary scheme is proposed whereby unclaimed assets be reinvested in society, as long as the original owners' entitlements to reclaim are preserved, via charitable and voluntary organizations.

      Northern Rock, together with other U.K. banks and the British Bankers' Association, are considering the implications of the budget statement. It is anticipated that discussions will be held with the U.K. Government during 2004 which may or may not result in the introduction of a voluntary scheme.

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

      Northern Rock has implemented a number of policies and procedures designed to ensure compliance with its requirements under the Sarbanes-Oxley Act and related SEC rules. These include enhanced disclosure policies and procedures under the supervision of a newly established Disclosure Committee, procedures to ensure compliance with the prohibition in the Sarbanes-Oxley Act against certain personal loans to directors and executive officers (currently under review in light of a new SEC rule), adoption of an enhanced Code of Ethics for employees (copies of which are available free of charge by contacting the Group Secretary at Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom), and enhanced supervision of Northern Rock's auditors by the Audit Committee.

                        SELECTED STATISTICAL INFORMATION

Average Balance Sheets and Interest Rates

      The following table shows average balances and interest rates for Northern Rock for the past three years prepared on the basis of assets under management, including for this purpose assets subject to securitization as interest earning assets and securitized notes as interest bearing liabilities. This presentation differs in certain significant respects from the Consolidated Financial Statements included in Item 18 of this Report in order to more accurately reflect management's approach to monitoring interest income and interest expense given the current amount of assets subject to securitization and related securitized notes in existence. As of December 31, 2003, approximately 30% of assets under management were securitized, as compared with 23% at December 31, 2002 and 17% at December 31, 2001. For further information, see Note 5 to the Average Balance Sheet appearing below.


                                                  Average Balance Sheet - Assets under Management

                                                  2003                              2002                              2001
                                    -------------------------------  --------------------------------  ---------------------------
                                     Average                Average    Average                Average   Average    Interest Average
                                     Balance(1) Interest(2)  Rate %    Balance(1) Interest(2)  Rate %   Balance(1)   (2)    Rate %
                                    ----------- ----------- --------- ----------- ----------- --------  ---------- -------- -------
                                                                      ((GBP) million, except percentages)
Assets
Loans and advances to banks........    3,104.3       97.5       3.14    1,869.8        76.1       4.07      931.6       46.3  4.97
Loans and advances to customers(3).   24,903.6    1,182.4       4.75   22,465.0     1,162.2       5.17   19,233.4    1,244.4  6.47
Debt securities....................    4,341.4      159.1       3.66    3,896.1       164.0       4.21    3,241.3      184.8  5.70
Equity shares and other variable
yield securities...................      421.7       18.8       4.46      394.5        14.5       3.68      325.5       10.9  3.35
                                    ----------- ----------- --------- ----------- ----------- --------  ---------- -------- -------
Total average interest-earning
  assets before assets subject to
  securitization ..................   32,771.0    1,457.8       4.45   28,625.4     1,416.8       4.95   23,731.8    1,486.4  6.26
Assets subject to securitization...   13,664.1      696.0       5.09    7,410.1       415.3       5.60    3,792.0      245.6  6.48
                                    ----------- ----------- --------- ----------- ----------- --------  ----------  -------- ------
Total interest-earning assets......   46,435.1    2,153.8       4.64   36,035.5     1,832.1       5.08   27,523.8    1,732.0  6.29
                                                =========== =========             =========== ========             ======== ======

Non interest earning assets
  Tangible fixed assets............      161.1                            134.4                             106.0
  Other............................      929.5                            777.9                             684.2
                                    -----------                        ----------                        ---------
Total average assets...............   47,525.7                         36,947.8                          28,314.0
                                    ===========                        ==========                        ==========

Liabilities and shareholders' funds
Deposits by banks..................    1,485.3       39.3       2.65    1,307.8        43.3       3.31    1,197.0       55.6  4.64
Retail customer accounts - demand
deposits...........................      947.0       10.7       1.13      917.6        10.9       1.19      965.6       13.9  1.44
Retail customer accounts -
time deposits......................   14,710.7      548.8       3.73   13,658.8       564.7       4.13   11,680.0      626.1  5.36
Customer accounts -
wholesale deposits.................    2,483.6       83.3       3.35    2,371.9        86.1       3.63    2,329.1      111.8  4.80
Debt securities in issue...........   10,980.9      392.0       3.57    8,478.6       338.3       3.99    5,963.5      309.5  5.19
Dated and undated loan capital and
  other subordinated liabilities...    1,619.5       90.7       5.60    1,225.2        73.9       6.03      846.3       63.6  7.52
                                    ----------- ----------- --------- ----------- ----------- --------  ----------  -------- ------
Total average interest-bearing
  liabilities before securitized
  notes in issue...................   32,227.0    1,164.8       3.61   27,959.9     1,117.2       4.00   22,981.5    1,180.5  5.14
Securitized notes in issue(5)......   13,343.6      538.3       4.03    7,247.7       323.7       4.47    3,698.4      205.4  5.55
                                    ----------- ----------- --------- ----------- ----------- --------  ----------  --------  -----
Total average interest-bearing
  liabilities......................   45,570.6    1,703.1       3.74   35,207.6     1,440.9       4.09   26,679.9    1,385.9  5.19
                                                =========== =========            ===========  ========              ========= =====





Non interest bearing liabilities
  Other............................      626.7                            580.6                             621.1
  Shareholders' funds..............    1,328.4                          1,159.6                           1,013.0
                                     ----------                        ---------                          --------
Total average liabilities and
  shareholders' funds..............   47,525.7                         36,947.8                          28,314.0
                                     ==========                        =========                         =========

Net interest margin

Net interest income................                 450.7                             391.2                            346.1
                                                  ==========                        =========                         ========
Interest income as a percentage of
  average interest-earning assets..                             4.64                              5.08                        6.29
Interest expense as a percentage of
  average interest-bearing
  liabilities......................                             3.74                              4.09                        5.19
Interest spread....................                             0.90                              0.99                        1.10
Net interest margin(4).............                             0.97                              1.09                        1.26



____________________
Notes:
(1) Average balances are based upon monthly data for Northern Rock and its subsidiaries.
(2) For the purpose of the average balance sheet, interest income and interest expense have been stated after allocation of interest on instruments entered into for hedging purposes.
(3) Loans and advances to customers includes non-performing loans, net of allowances for loan losses. See "Allowance for Loan Losses" and "Problem and Non-Performing Loans and Advances" below.
(4) Net interest margin represents net interest income as a percentage of average interest earning assets.
(5) Under linked presentation consistent with U.K.GAAP, this item appears as a deduction from interest earning assets as opposed to a liability as set forth above.

      The following table shows the average balance sheet as it would appear under linked presentation, as used in the preparation of the Consolidated Financial Statements included in Item 18 of this Report. This presentation shows as one linked asset the securitized notes and the related non-recourse finance - see Note 17 to the Consolidated Financial Statements in Item 18 of this report.


                                                    Average Balance Sheet - Linked Presentation

                                                  2003                              2002                              2001
                                     ------------------------------------------  -------------------------------  -----------------
                                     Average                Average    Average                Average    Average   Interest Average
                                     Balance(1) Interest(2)  Rate %    Balance(1) Interest(2)  Rate %    Balance(1)   (2)   Rate %
                                     ---------- ----------- --------- ----------- ----------- --------- ----------- ------- -------
                                                                      ((GBP) million, except percentages)
Assets under linked presentation
Total average interest-earning
  assets...........................   32,771.0    1,457.8       4.45   28,625.4     1,416.8       4.95   23,731.8    1,486.4   6.26
                                                 ==========  ========              ==========  ========              ======= ======
Non interest earning assets
  Tangible fixed assets............      161.1                            134.4                             106.0
  Other............................    1,503.6                          1,027.0                             758.3
                                     ---------                         ---------                         ---------
Total average assets...............   34,435.7                         29,786.8                          24,596.1
                                     =========                         =========                         =========

Liabilities and shareholders'
funds under linked presentation
Total average interest-bearing
  Liabilities......................   32,227.0    1,164.8       3.61   27,959.9     1,117.2       4.00   22,981.5    1,180.5   5.14
                                                 ==========   =======              ==========   =======              =======  =====
Non interest bearing liabilities
  Other............................      880.3                            667.3                             601.6
  Shareholders' funds..............    1,328.4                          1,159.6                           1,013.0
                                      --------                         ---------                          --------





Total average liabilities and
  shareholders' funds..............   34,435.7                         29,786.8                          24,596.1
                                     =========                         =========                         =========

Net interest margin under linked
presentation
Net interest income................                 293.0                             299.6                            305.9
                                                   =======                          =======                            ======
Interest income as a percentage of
  average interest-earning assets..                             4.45                              4.95                         6.26
Interest expense as a percentage of
  average interest-bearing
  liabilities......................                             3.61                              4.00                         5.14
Interest spread....................                             0.84                              0.95                          1.12
Net interest margin(3).............                             0.89                              1.05                          1.29


____________________
Notes:
(1) Average balances are based upon monthly data for Northern Rock and its subsidiaries.
(2) For the purpose of the average balance sheet, interest income and interest expense have been stated after allocation of interest on instruments entered into for hedging purposes.
(3) Net interest margin represents net interest income as a percentage of average interest earning assets.


     The following tables set forth prevailing average interest rates and yields, spreads and margins for the three years ended December 31, 2003.


                                                                                      At December 31,
                                                                        ---------------------------------------------
                                                                             2003            2002          2001
                                                                         -------------  -------------  --------------
                                                                                            (%)
Prevailing Average Interest Rates
     United Kingdom:
     Banks base rate........................................................3.69            4.00          5.12
     London inter-bank offered rate:
        Three month sterling................................................3.73            4.06          5.04
        Three month eurodollar..............................................1.21            1.80          3.78
     United States:
        Prime rate..........................................................4.12            4.68          6.91
Yields, Spreads and Margins (under Management)
Gross yield (1).............................................................4.64            5.08          6.29
Net interest spread(2)......................................................0.90            0.99          1.10
Net interest margin(3)......................................................0.97            1.09          1.26

____________________
Notes:
(1) Gross yield represents interest income as a percentage of average interest-earning assets.
(2) Net interest spread represents the difference between the gross yield and the interest expense as a percentage of average interest bearing liabilities.
(3) Net interest margin represents net interest income as a percentage of average interest earning assets.

Changes in Net Interest Income--Volume and Rate Analysis

     The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for the years ended December 31, 2003 and 2002, based on assets under management. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.


                                                                     2003/2002                               2002/2001
                                                                 Changes due to                            Changes due to
                                                              Increase/(decrease) in:                 Increase/(decrease) in:
                                                              -----------------------                 -----------------------
                                                    Total                                   Total
                                                   Change       Volume          Rate       Change      Volume          Rate
                                                   ---------  -------------  ------------ ----------- ------------- -----------
                                                                                    ((GBP) millions)
Interest Income
Loans and advances to banks................          21.4        50.2          (28.8)        29.8        46.6          (16.8)
Loans and advances to customers............          20.2       126.2         (106.0)       (82.2)      209.1         (291.3)
Debt securities............................          (4.9)       18.7          (23.6)       (20.8)       37.3          (58.1)
Equity shares and other variable yield
   securities..............................           4.3         1.0            3.3          3.6         2.3            1.3
                                                   ---------  -------------  ------------ ----------- ------------- -----------
Total on balance sheet interest income before
   assets subject to securitization(1).....          41.0       196.1         (155.1)       (69.6)      295.3         (364.9)
Assets subject to securitization                    280.7       350.5          (69.8)       169.7       234.3          (64.6)
                                                   ---------  -------------  ------------ ----------- ------------- -----------
Total interest income                               321.7       546.6         (224.9)       100.1       529.6         (429.5)
                                                   =========  =============  ============ =========== ============= ===========

Interest Expenses
Deposits by banks..........................          (4.0)        5.9            (9.9)      (12.3)        5.1           (17.4)
Retail customer accounts - demand deposits.          (0.2)        0.3            (0.5)       (3.0)       (0.7)           (2.3)
Retail customer accounts - time deposits...         (15.9)       43.5           (59.4)      (61.4)      106.1          (167.5)
Customer accounts - wholesale deposits.....          (2.8)        4.1            (6.9)      (25.7)        2.1           (27.8)
Debt securities in issue...................          53.7        99.8           (46.1)       28.8       130.5          (101.7)
Dated and undated loan capital and other
   subordinated liabilities................          16.8        23.8            (7.0)       10.3        28.5           (18.2)
                                                   ---------  -------------  ------------ ----------- ------------- -----------
Total interest expense before
   securitized notes in issue(1)...........          47.6       177.4          (129.8)      (63.3)      271.6          (334.9)
Securitized notes in issue.................         214.6       272.3           (57.7)      118.3       197.1           (78.8)
                                                   ---------  -------------  ------------ ----------- ------------- -----------
Total interest expense                              262.2       449.7          (187.5)       55.0       468.7          (413.7)
                                                   =========  =============  ============ =========== ============= ===========
Net interest income(1).....................          59.5        96.9           (37.4)       45.1        60.9           (15.8)


____________________
Note:
(1) Interest income, interest expense and net interest income have been stated after allocation of interest on instruments entered into for hedging purposes.

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




                                                               2003         2003       2002        2002        2001        2001
                                                               Book       Market       Book       Market       Book       Market
                                                               Value      Value(1)     Value     Value(1)     Value      Value(1)
                                                              --------  ------------  ---------  ----------  ---------  ----------
                                                                                        ((GBP) millions)
      Investment securities(2)
      Debt securities
      U.K. Government(3).................................      729.4       746.0      897.0       931.1       797.0       809.9
      Other public sector securities.....................      413.8       416.6       62.2        65.8       246.0       243.9
      Bank and Building Society certificates
      of deposit.........................................      330.2       330.2      241.6       241.6       312.5       312.7
      Other issuers:
           Floating rate notes...........................      846.6       851.2      768.7       767.6       543.0       542.4
           Mortgage-backed securities....................    1,227.5     1,228.8    1,201.9     1,200.9       862.2       861.7
           Other asset-backed securities.................      224.1       223.9      202.8       202.4       147.0       146.8
           Other.........................................      413.9       422.2      476.4       497.6       633.4       650.5
      Equity shares and other variable yield securities..      410.8       418.5      414.7       410.4       371.6       372.6
                                                             --------   ---------- ---------   ----------  ----------  -----------
      Total..............................................    4,596.3     4,637.4    4,265.3     4,317.4     3,912.7     3,940.5
                                                             ========   ========== =========   ==========  ==========  ===========


____________________
Notes:
(1) There are hedges in place in respect of certain securities where the rise or fall in their market value will be offset by a substantially equivalent reduction or increase in the value of the hedges which are not included in the market value of the debt securities.
(2) Investment securities include government securities held as part of the Group's treasury management portfolio for asset/liability management, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investment securities listed and unlisted corporate securities.
(3) At December 31, 2003, U.K. Government securities held by Northern Rock were equal to 52.9% of total stockholders' equity and German Government securities were equal to 19.0% of total stockholders' equity. Northern Rock had no other investments in any one counterparty exceeding 10% of Northern Rock's stockholders' equity at December 31, 2003.


     The following table sets forth the maturities of investment securities at December 31, 2003.


                                                      Maturing after    Maturing after
                                 Maturing within      one but within     five years but      Maturing after
                                     one year           five years      within ten years       ten years             Total
                                -------------------  -----------------  -----------------  -------------------   ---------------
                                                                ((GBP) millions, except percentages)
                                 Amount      Yield    Amount     Yield   Amount     Yield   Amount     Yield    Amount    Yield
                                 --------- --------  --------  -------- --------  -------- --------  --------  -------   -------
U.K. Government............        8.4       5.36%      686.3   5.96%       --      --         34.7    7.02%      729.4   6.00%
Other public sector
securities.................       14.1       6.32%      388.4   3.69%       5.3    4.83%        6.0    5.16%      413.8   3.82%
Bank and building society
certificates of deposit....       330.2      3.61%       --       --        --      --          --       --       330.2   3.61%
Other issuers(1)...........       302.7      4.09%      953.3   3.54%     284.2    4.23%    1,171.9    3.75%    2,712.1   3.76%
                                 --------- --------  --------  -------- --------  -------- --------  --------  -------   -------
Sub total..................       655.4      3.91%    2,028.0   4.39%     289.5    4.24%    1,212.6    3.85%    4,185.5   4.15%
                                 ========= ========  ========  ======== ========  ======== ========  ========  ========  =======

Equity shares and other
variable yield securities..       104.3                  30.8             184.8                90.9               410.8
                                 ---------           --------           --------            --------            -------
Total book value...........       759.7               2,058.8             474.3             1,303.5             4,596.3
                                 =========           ========           ========            ========            =======

Total market value.........       760.7               2,084.6             479.9             1,312.2             4,637.4
                                 =========           ========           ========            ========            =======

____________________
Notes:
(1) Included within "Other issuers" are asset-backed securities. These securities are classified in the table according to their contractual maturity dates; however, [redemption of these securities is expected on average to take place between four and ten years from date of issue]. As with the underlying assets, asset-backed securities involve prepayment risks; however, the Group's exposure to this type of risk is limited by the high proportion of floating rate assets in this category. A further explanation of the Group's risk management and hedging strategy is set out in Item 11.

Loans and Advances to Banks

     Loans and advances to banks includes loans to banks and building societies and balances with central banks (excluding those balances which can be withdrawn on demand).


                                                      Loans and Advances to Banks

                                                                            Year ended December 31,
                                                               2003        2002        2001       2000       1999
                                                            ---------   --------   ----------  ---------  --------
                                                                                  ((GBP) millions)
Total loans and advances to banks............................3,450.2     2,523.5     872.7       788.4     1,152.6



     The following table sets forth loans and advances to banks by maturity at December 31, 2003.

               Maturity Analysis of Loans and Advances to Banks

                                                               In more       In more
                                                   In not     than three     than one
                                                    more        months       year but
                                                    than        but not      not more       In more
                                          On        three      more than     than five     than five
                                        demand      months     one year        years         years         Total
                                       --------   ---------  ------------   -----------   ------------   ----------
                                                                        ((GBP) millions)
Loans and advances to banks......       973.3      2,469.9        7.0           --            --          3,450.2

           Interest Rate Sensitivity of Loans and Advances to Banks

                                                           At December 31, 2003
                                                             ((GBP) millions)
     Fixed Rate.........................................          2,553.7
     Variable Rate......................................            896.5
                                                                  -------
     Total..............................................          3,450.2
                                                                  =======

Loans and Advances to Customers

     The Group provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and in the form of consumer credit and a limited number of lending facilities to corporate customers.

     The following table sets forth total loans and advances to customers at the indicated dates.

                                            Loans and Advances to Customers(1)

                                                                                 Year ended December 31,
                                                        ---------------------------------------------------------------------------
                                                            2003           2002           2001            2000           1999
                                                        -------------      (as            (as         -----------   -------------
                                                                        restated)(3)   restated)(3)
                                                                      --------------- ---------------
                                                                                      ((GBP) millions)
Advances secured on residential property..............     23,179.7       20,729.5      17,283.5       16,186.3       15,215.2
Advances secured on residential property  (subject to
securitization) (2)                                        15,229.4        9,287.8       5,258.9        2,377.6          576.3
                                                           ---------      ---------     ---------      ---------      ------------
Total advances secured on residential property........     38,409.1       30,017.3      22,542.4       18,563.9       15,791.5

Other secured advances................................        939.5          742.6       1,059.2          813.8          548.5
Other secured advances
(subject to securitization) (2)                               449.3          553.4            --             --              --
                                                           ---------      ---------     ---------      ---------      ------------
Total other secured advances..........................      1,388.8        1,296.0       1,059.2          813.8          548.5

Unsecured loans.......................................      3,236.6        2,892.9       2,049.6        1,019.1          317.0
                                                           ---------      ---------     ---------      ---------      ------------
     Subtotal.........................................     43,034.5       34,206.2      25,651.2       20,396.8       16,657.0
Less:  non-recourse finance...........................    (14,832.4)      (9,254.6)     (4,707.0)      (2,306.0)        (565.8)
                                                           ---------      ---------     ---------      ---------      ------------
     Total............................................     28,202.1       24,951.6      20,944.2       18,090.8       16,091.2
                                                           =========      =========     =========      =========      ============


____________________

Notes:
(1) No single concentration of lendings, with the exception of advances secured on residential properties in the United Kingdom, as disclosed above, accounts for more than 10% of Group lendings and no individual country, other than the United Kingdom, accounts for more than 5% of total Group lending.
(2) Securitization transactions, which commenced in 1999, are reported in accordance with FRS 5, "Reporting the Substance of Transactions". The criteria for linked presentation under FRS 5 have been satisfied and, accordingly, only the net amount of the Group's interests in the assets is consolidated and the gross advances and related non-recourse finance are shown together on the face of the balance sheet. See Note 17 of the Consolidated Financial Statements in Item 18 of this Report.
(3) Financial information set forth above as at December 31, 2002 and 2001 has been restated to reflect a revised presentation of assets subject to securitization. See Note 2(b) of the Consolidated Financial Statements in
     Item 18 of this Report.

     The following table sets forth certain loans and advances to customers by maturity at December 31, 2003.

                                     Maturity Analysis of Loans and Advances to Customers

                                                               In more       In more
                                                   In not     than three     than one
                                                    more        months       year but
                                                    than        but not      not more       In more
                                          On        three      more than     than five     than five
                                        demand     Months      one year        years         years       Previous     Total
                                       --------   ---------  ------------   -----------   ------------  ----------   --------
                                                                          ((GBP) millions)
Advances secured on residential
   property........................           -       199.4         496.4      2,800.1       19,718.6    (34.8)      23,179.7
Advances secured on residential
   property subject to
   securitization(1)...............     1,134.5       118.5         353.6      1,935.0       11,693.8     (6.0)      15,229.4
Other secured advances                        -         8.5          24.0        128.9          788.7    (10.6)         939.5
Other secured loans subject to
securitization (1).................        52.6         8.1          10.8         57.4          323.0     (2.6)         449.3
Unsecured loans                             2.2        24.1          98.7      1,312.9        1,854.6    (55.9)       3,236.6
                                       --------   ---------  ------------   -----------   ------------  ----------   --------
Total..............................     1,189.3       358.6         983.5      6,234.3       34,378.7   (109.9)      43,034.5
                                       --------   ---------  ------------   -----------   ------------  ----------   --------

____________________
Note:
(1)    See Note (2) above.


          Interest Rate Sensitivity of Loans and Advances to Customers

                                                           At December 31, 2003
                                                           --------------------
                                                             ((GBP) millions)
    Fixed Rate..........................................           23,427.8
    Variable Rate.......................................           19,606.7
                                                                   --------
    Total...............................................           43,034.5
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


                 Analysis of Year End Allowance for Loan Losses

                                                                              Year ended December 31,
                                                                    ------------------------------------------------
                                                                    2003       2002       2001       2000      1999
                                                                    --------  --------  --------  ---------  -------
                                                                            ((GBP) millions, except percentages)
     Specific
     Advances secured on residential properties.................       3.1         2.7        5.1       6.5        9.3
     Other secured advances.....................................       1.9         1.3        1.1       1.4        2.5
     Unsecured loans............................................      27.4        29.8       23.2      10.8       3.2
     Total specific allowance...................................      32.4        33.8       29.4      18.7       15.0
     General
     Advances secured on residential properties.................      31.7        22.2       14.6      14.5       16.0
     Other secured advances.....................................       8.7         8.4        9.7       9.3        6.5
     Unsecured loans............................................      28.5        18.5        7.7       4.6        5.4
     Total general allowance....................................      68.9        49.1       32.0      28.4       27.9
          Total allowance.......................................     101.3        82.9       61.4      47.1       42.9
     Ratios
      Total related allowances at each year end as a
          percentage of year-end:
          Advances secured on residential properties...........       0.15%       0.12%      0.11%     0.13%     0.17%
          Other secured advances...............................       1.12%       1.29%      1.01%     1.30%     1.65%
          Unsecured loans......................................       1.70%       1.64%      1.49%     1.49%     2.71%




     Total allowance at each year end as a percentage of:
     Total loans and advances to customers at year end.........       0.37%       0.34%      0.30%     0.26%     0.27%
                                                                      0.34%
     Provisions charged against income as a
         percentage of total loans and advances to customers
         at year end...........................................       0.18%       0.18%      0.17%     0.09%     0.07%
     Net charge-offs as a percentage of average
         loans and advances to customers.......................       0.12%       0.12%      0.11%     0.07%     0.07%

         Total loans and advances ratios
          As a percentage of total loans and advances
          to customers:
          Advances secured on residential properties...........       84.5%       84.9%      84.6%     89.7%     94.5%
          Other secured advances...............................        3.5%        3.1%       5.2%      4.6%      3.5%
          Unsecured loans......................................       12.0%       12.0%      10.2%      5.7%      2.0%



                     Movements in Allowance for Loan Losses

                                                                                 Year ended December 31
                                                                     -------------------------------------------------
                                                                      2003       2002      2001      2000       1999
                                                                     -------   --------   -------   -------   --------
     Allowance at the beginning of the year......................     82.9       61.4      47.1      42.9       42.8
       On acquisition during the year                                  -          4.3        -         -          -
     Amounts charged off:
          Advances secured on residential properties.............     (3.7)      (5.0)     (6.3)     (8.0)      (9.1)
          Other secured advances.................................     (0.8)       -        (0.4)     (0.3)      (1.2)
          Unsecured advances.....................................    (25.8)     (20.9)    (13.5)     (4.4)      (1.5)
                                                                     -------    -------  --------   -------   ---------
     Total amounts charged off...................................    (30.3)     (25.9)   (20.2)     (12.7)     (11.8)
     Specific provisions charged against income:
          Advances secured on residential properties.............      4.8        3.4       5.8       6.4        8.9
          Other secured advances.................................      1.4        0.2       0.2      (0.8)       0.3
          Unsecured advances.....................................     26.1       28.1      26.1      12.0        3.6
     Adjustments to provisions resulting from recoveries:
          Advances secured on residential property...............     (0.7)      (1.1)     (0.9)     (1.2)      (1.0)
          Other secured advances.................................      -          -        (0.1)      -         (0.1)
          Unsecured advances.....................................     (2.7)      (0.6)     (0.2)      -          -
                                                                     -------    -------  --------   -------   ---------
     Total specific provisions charged against income............     28.9       30.0      30.9      16.4       11.7
     General provisions charged against income...................     19.8       13.1       3.6       0.5        0.2
                                                                     -------    -------  --------   -------   ---------
     Allowance at the end of the year............................    101.3       82.9      61.4      47.1       42.9
                                                                     =======    =======  ========   =======   =========




     Trends in the allowance for loan loss ratios shown above are consistent with Northern Rock's past due experience over the past five years. Northern Rock has consistently maintained a low appetite for credit risk which has, together with other factors, resulted in an overall loan portfolio of high credit quality. The higher ratios in 1999 were concentrated primarily in commercial lending inherited from another building society in 1994. Northern Rock's underwriting criteria for commercial lending continues to result in controlled growth with lower risk commercial borrowers. At December 31, 2003, total year end allowances for loan losses on unsecured loans amount to
(GBP)55.9 million compared with (GBP)48.3 million at December 31, 2002. This increase is consistent with the increase in outstanding unsecured balances resulting in the ratio of unsecured loan allowances increasing from 1.64% at year end 2002 to 1.70% at year end 2003.

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

U.K                                 U.S.

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

____________________
Note:
(1) Throughout this Report, where appropriate, U.S. terminology has been used for disclosures related to loans and advances with the exception of the Group's Consolidated Financial Statements in Item 18, which have been reported under U.K. GAAP.

                Differences in Lending and Accounting Practices

     In the U.S. it is the typical practice of banks to stop accruing interest when payments on loans and advances are 90 days or more past due or when recovery of both principal and interest is doubtful. Accrued interest upon transfer to non-accrual status is reversed from income and no further interest is recognized until it becomes probable that the principal and interest will be repaid in full in accordance with the contractual terms. In accordance with the U.K. British Bankers Association Statement of Recommended Practice on Advances, Northern Rock continues to accrue interest, where appropriate, to customer accounts where recovery is in doubt. This accrued interest is added to the loan balance and the suspended interest account and reported in the balance sheet, but it is not recorded as income during the period. Although this practice has no effect on net income when compared to the practice employed in the U.S., it has the effect of increasing the reported level of problem and potential non-performing loans and advances for U.K. banks in comparison with U.S. banks. The amount of this difference for Northern Rock as at December 31, 2003 was (GBP)5.8 million.

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

     Loans subject to repossession continue to be reported by Northern Rock as loans in the balance sheet, although the accrual of interest is suspended. Any recoveries or additional losses realized upon the subsequent sale of the property are recorded by Northern Rock within the provision for loan losses during the reporting period. This practice results in a difference in the classification of losses and recoveries in the income statement. It also has the effect of increasing the reported level of non-performing loans for U.K. banks in comparison with U.S. banks. The amount of loans subject to repossession held by Northern Rock and reported as non-performing loans as at December 31, 2003, amounted to (GBP)13.4 million.

     The following tables present non-performing loans and advances for Northern Rock as defined by and in the categories required under the SEC's Guide 3.

                           Group Non-performing Loans

                                                                                        At December 31,
                                                                  ------------------------------------------------------------
                                                                     2003        2002        2001        2000        1999
                                                                  ------------- ---------- ---------- ---------- -------------
                                                                              ((GBP) millions, except percentages)
Accruing lendings on which a proportion of interest has been
  suspended and/or on which specific allowance has been made.....     139.5       127.8      114.2        97.4        85.3
Accruing lendings 90 days overdue on which no interest has been
  suspended and on which no specific allowance has been made.....      25.9        45.9       30.4        38.2        70.7
Non-accruing lendings............................................      13.4         9.5       16.9        12.4        21.0
Troubled debt restructurings.....................................       7.8         7.0        1.7         --          --
                                                                  ------------  ---------- ---------- ---------- -------------

Total non-performing lendings....................................     186.6       190.2      163.2       148.0       177.0
                                                                  ============  ========== =========== ========== ============


     The table below sets out the number of residential mortgage loans in arrears falling into each category and such figures as a proportion of the number of residential mortgage loans.



               Analysis of Residential Mortgage Loans in Arrears

Number of residential mortgage loans in
arrears:                                                                 At December 31,
                                            --------------------------------------------------------------------------
                                                2003           2002           2001           2000           1999
                                            ------------  ------------  -------------  -------------  ----------------
      3 to 6 months....................         1,674          1,946          1,598          1,601          1,749
      6 to 12 months...................           634            658            736            800            870
      Over 12 months...................           106            133            191            290            447
                                            ------------  ------------  -------------  -------------  ----------------
      Total............................         2,414          2,737          2,525          2,691          3,066
                                            ============  ============  =============  =============  ================

As a percentage of the total number of
residential mortgage loans:
      3 to 6 months....................            0.3%           0.4%         0.4%           0.4%           0.5%
      6 to 12 months...................            0.2%           0.2%         0.2%           0.2%           0.3%
      Over 12 months...................            --             --         --               0.1%           0.1%
                                            ------------  ------------  -------------  -------------  ----------------
      Total............................            0.5%           0.6%         0.6%           0.7%           0.9%
                                            ============  ============  =============  =============  ================



                              Interest in Suspense

                                                                                 Year ended December 31,
                                                                    ---------------------------------------------------
                                                                      2003       2002      2001      2000       1999
                                                                    ----------- --------- --------- ---------- ---------
                                                                                       ((GBP) millions)
     Interest in suspense at the beginning of the year.........        5.5       5.8       5.5        5.8       6.7
        Net interest suspended during the year.................        0.7       0.2       1.0        1.1       1.5
        Interest written off...................................       (0.4)     (0.5)     (0.7)      (1.4)     (2.4)
                                                                     ---------- --------- ---------  --------- ---------
     Interest in suspense at the end of the year...............        5.8       5.5       5.8        5.5       5.8
                                                                     ========== ========= =========  ========= =========


Deposits

     The following table sets forth the average balances for each type of deposit and the average rate for each type of deposit for the three years ended December 31.

                                                                          Year ended December 31,
                                               -------------------------------------------------------------------------------
                                                          2003                       2002                      2001
                                                --------------------------- -------------------------- -----------------------
                                                   Average       Average      Average       Average      Average    Average
                                                   Balance       Rate %       Balance       Rate %       Balance      Rate %
                                                -------------- -----------  -----------  ------------  ------------ ----------
                                                                     ((GBP) millions, except percentages)
     Deposits by banks........................   1,485.3        2.65         1,307.8        3.31       1,197.0        4.64
     Retail demand deposits...................     947.0        1.13           917.6        1.19         965.6        1.44
     Retail time deposits.....................  14,710.7        3.73        13,658.8        4.13      11,680.0        5.36
     Wholesale deposits.......................   2,483.6        3.35         2,371.9        3.63       2,329.1        4.80
                                                -------------- -----------  -----------  -----------  -------------  ---------
               Total.........................   19,626.6                    18,256.1                  16,171.7
                                                ==============              ===========               =============



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

     A number of key factors have affected the U.K. retail savings market during the period 2001 to 2003. This period has seen a significant increase in competition, especially from new entrants. Improved technology has resulted in the introduction of cost efficient distribution methods (e.g. telephone accounts and internet-based accounts). Interest rates were 6.00% at the beginning of 2001. During the period February 2001 to November 2001 rates steadily fell to an almost 40 year low of 4.00% and remained unchanged until February 2003. The downward trend continued in the first half of 2003, with rates reduced to 3.50% by July 2003. An increase in November 2003 saw rates end the period at 3.75%. All of these factors have affected the composition of Northern Rock's savings products and the effective rate paid to customers.

Short-term borrowings

     The following table contains information regarding the Group's short-term borrowings (i.e., those with an original maturity of less than one year) for each of the three years ended December 31.


                                                                               Year ended December 31,
                                                                  ---------------------------------------------------
                                                                        2003              2002             2001
                                                                   ----------------  ---------------  ---------------
                                                                           ((GBP) millions, except percentages)
Bank Deposits
    Year end balance...........................................       1,087.2           1,007.6              774.4
    Maximum balance............................................       1,613.5           1,162.1            1,161.1
    Average balance............................................       1,118.1             996.2            1,011.2

    Average interest rate during year(1).......................         2.74%             3.10%              4.63%
    Year end interest rate(2)..................................         2.84%             3.01%              3.61%

Commercial Paper(3)
    Year end balance...........................................       2,416.4           1,895.9            1,451.0
    Maximum balance............................................       2,416.4           2,128.2            1,451.0
    Average balance............................................       2,086.7           1,607.5            1,105.3

    Average interest rate during year(1).......................         2.93%             3.52%              4.53%
    Year end interest rate(2)..................................         3.21%             3.73%              3.35%

Certificates of Deposit
    Year end balance...........................................       3,468.5           2,594.1            1,403.3
    Maximum balance............................................       3,468.5           2,594.1            1,403.3
    Average balance............................................       2,700.3           1,581.2            1,075.0

    Average interest rate during year(1).......................         3.29%             3.80%              4.92%
    Year end interest rate(2)..................................         3.48%             3.55%              4.09%



____________________
Notes:
(1) Average interest rates during the year are calculated by dividing total interest expense by the average amount borrowed.
(2) The year end interest rates presented are based on the rates paid and balances at a single day and as such may reflect market conditions that may not be indicative of generally prevailing market rates.
(3) Commercial paper included in the above analysis had an original maturity not exceeding 365 days.

      The following table shows the maturity breakdown of certificates of deposit and time deposits of (GBP)56,031 (approximately $100,000) or more at December 31, 2003.

                                    Certificates of
                                       Deposit               Time Deposits                   Total
                                ---------------------  ----------------------    --------------------
                                                          ((GBP) millions)
3 months....................           2,709.1                  2,970.1                      5,679.2
3 to 6 months...............             757.4                    343.8                      1,101.2
6 months to 1 year..........              23.0                    114.6                        137.6
Over 1 year.................              13.0                    100.0                        113.0
                               ---------------------  -----------------------    --------------------
                                       3,502.5                  3,528.5                      7,031.0



                            Description of Property

      The property interests of the Group at December 31, 2003, consisted of the following:

                                                                         Long-Term(1)         Other
Type                                                    Freehold          Leasehold         Leasehold     Total
-----------------------------------------------------------------------------------------------------------------
  Branches   .........................................      31                 1               24             56
  Commercial Lending..................................       1                 0                7              8
  Head Office.........................................       1                 6                3             10
  Miscellaneous.......................................       1                 1                7              9
  Mortgage Processing.................................       1                 0                2              3
  Mortgage Sales......................................       0                 0               10             10
  Non-operational.....................................       0                 0               10             10
  Vacant  ............................................      16                 1                6             23
                                                          --------      --------------  ------------ -------------
       Total .........................................      51                 9               69            129
                                                          ========      ==============  ===========  =============


_________________
   Note:
   (1) Long-Term Leaseholds generally consist of leaseholds in excess of 50 years unexpired.

      All of the properties of the Group are located in the United Kingdom, with the majority of property interests located in the North of England. Of the 56 branches only 23 are located outside of the North of England, together with 5 of the commercial finance properties and all of the mortgage sales centers. Set forth below is a list describing the location of each of the Group's properties with a net book value equal to at least 1/10,000th of the Group's total assets at December 31, 2003.

      Type of Property              Address
      ----------------              --------
      Head Office                   Northern Rock House
         Freehold                   Gosforth
         356,000 sq. ft.            Newcastle upon Tyne
      Head Office                   1 & 3 Grayling Court
         Long Term Leasehold        Doxford International Business Park
         78,000 sq.ft.              Sunderland

      Northern Rock is not aware of any environmental issues that may have a material impact on the future utilization of its properties.

      Northern Rock is expanding its main head office buildings in the North East of England. The total costs associated with such expansion were approximately (GBP)54 million up to December 31, 2003 and were financed out of own funds. In addition to the 356,000 square feet of head office property, further expansion is to be completed in 2005 providing a further 160,000 square feet of office accommodation.

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

      Provisions for Bad and Doubtful Debts

      The provision for bad and doubtful debts is established to reserve for estimated losses in the loan portfolio. The provisions are significant estimates and involve judgements at several levels. Judgement is involved in identifying loans that are at an early stage of deterioration. Judgement is also involved in deriving loss factors, in determining how many years data to include in estimating loss severity, and in determining whether this data covers a full credit cycle. If it does not, this could lead to inaccuracies. Similarly, management must assess which available external data best reflects its own specific loan portfolios and which should therefore be used in its loss estimates. The factors considered include the nature of the loan portfolio, the trends in actual and expected credit quality, including arrears, losses and bankruptcy rates and current economic conditions that may affect a borrowers ability to repay. The use of different estimates or assumptions could produce different provisions for bad and doubtful debts.

      Northern Rock's accounting policy for provisions for bad and doubtful debts on customer loans is described in Note 1 to the financial statements included in Item 18.

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

      In many cases, the determination of these factors will be judgemental, either because the security may not be readily marketable or the cashflows will require an assessment of the customer's future performance. Northern Rock's practice is to make a conservative estimate of these factors and to review and update them on a regular basis.

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

Significant Accounting Policies

      Fair Values

      Within Northern Rock's published financial statements prepared under U.K. GAAP, there is no use of fair values except for the determination of goodwill arising on acquisitions and for memorandum disclosures within certain footnotes. Within the additional financial information presented in Item 18 of this report, fair values are used in preparing the reconciliation of the income statement and balance sheet from U.K. GAAP to U.S. GAAP and within the additional disclosures required under U.S. GAAP.

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

      Under U.K. GAAP, certain key accounting determinations are required in relation to securitization. The company needs to evaluate the levels of risks and rewards retained after securitization of a pool of assets, to determine whether the assets should remain on balance sheet, should be fully de-recognized or should be treated under a linked presentation as set out in Financial Reporting Standard 5, 'Reporting the Substance of Transaction' ('FRS 5'). A linked presentation should be used where the originator retains access to the benefits flowing from the assets but has a clearly defined limitation on the losses which it may incur. Northern Rock's securitizations meet the criteria laid down for linked presentation, as it retains the rights to all future profits from securitized assets, but its risk is limited to the amount of credit enhancement supplied to the vehicles.

      Under U.S. GAAP, the key accounting determination required is whether the transfers should be treated as sales under the terms of SFAS 140. Because full legal title has not been transferred, Northern Rock cannot recognize the transfers as sales, and therefore all assets remain on its balance sheet.

Results of operations for the year ended December 31, 2003, compared with the year ended December 31, 2002.

Overview

      The Group reported profit on ordinary activities before tax for the year ended December 31, 2003 of (GBP)386.8 million as compared with (GBP)326.2 million for the year ended December 31, 2002, an increase of 18.6%. Profit on ordinary activities after tax for the year ended December 31, 2003 increased to (GBP)274.6 million from (GBP)229.7 million for the year ended December 31, 2002 an increase of 19.5%.

      Net interest margin decreased to 0.97% for the year ended December 31, 2003 from 1.09% in the previous year, determined as described below. Similarly, net interest spread fell 9 basis points to 0.90%. This decline was more than offset by the growth in average interest earning assets (including securitized loans), resulting in a 15.2% increase in net interest income, including net interest income attributable to loans subject to securitization. Cost ratios continued to improve with the underlying cost/income ratio reducing to 29.8% in 2003 from 30.1% and the cost/adjusted total asset ratio improving to 0.41% from 0.46% in 2002.

      Return on equity for the year ended December 31, 2003 increased to 20.7% compared with 19.8% in 2002. The return on average total assets increased by 3 basis points to 0.80% in 2003.

Lending

      During 2003 Northern Rock achieved record levels of total lending. Total gross lending for 2003 was (GBP)17,315 million, an increase of 37.6% , as compared with (GBP)12,584 million for 2002, with total net lending for 2003 of
(GBP)8,514 million, an increase of 27.1% over the (GBP)6,697 million for 2002.

      The U.K. residential lending market remained buoyant during 2003 with record levels of both gross and net lending. House price inflation (per the Halifax House Price Index) finished the year at approximately

15%, down from the 25% seen in the previous year. Although the small decrease in bank base rates was reversed, the low interest rate environment continued and affordability in terms of debt servicing costs remained good in 2003. In addition, realistic credit assessment continued to provide safeguards for Northern Rock against the dangers of borrowers overstretching their finances. Competition remained strong throughout the year, mainly from established lenders.

      Northern Rock achieved gross residential lending in 2003 of (GBP)15,212 million compared with (GBP)10,524 million in 2002 and net residential lending of (GBP)7,861 million compared with (GBP)5,707 million in 2002, representing increases of 44.5% and 37.7% respectively. Northern Rock's market share of gross residential lending was 5.5% and its market share of net residential lending was 7.8%. Northern Rock's share of redemptions was 4.1%, significantly lower than the closing share of mortgage stock of 4.8%. This was due to Northern Rock's focus on retention of existing customers and a policy of transparency allowing existing customers, subject to contractual terms, to transfer their loan to any product available to new borrowers.

      The "together" range of products, which combines a secured and unsecured loan at one interest rate and one monthly payment, remained popular. Gross lending of "together" products for 2003 amounted to (GBP)4.0 billion, of which
(GBP)3.5 billion were advances secured on residential property representing
25% of new residential lending, excluding further advances, an increase over the first half proportion of 22%. Outstanding balances of "together" mortgages remained a constant proportion of the mortgage portfolio throughout 2003, and as house price growth slows and first time buyers return to the market Management expects it to gently increase.

      Home Equity Release Mortgages ("HERM"), aimed at homeowners aged over 60 who wish to utilize equity in their homes to improve their quality of life, accounted for (GBP)474 million of new residential lending in 2003, an increase of 75% compared with 2002. In total the lifestyle products, which are margin enhancing, represented around 30% of gross new residential lending.

      Of the traditional price-led mortgage products, fixed-rate mortgages remained the most popular in 2003, with 46% of Northern Rock's new lending in short term fixed products of up to two years, and 10% of new lending in longer term fixed products, up to seven years. As fixed rate pricing increased during the second half of 2003, in line with swap rates, demand for discount and tracker products noticeably increased. This resulted in fixed rate lending being less than 50% of new mortgage lending in the second half of 2003, compared with 62% in the first half of the year.

      Given the economic climate, Northern Rock has remained cautious in the expansion of its commercial lending portfolio. Gross lending in the second half of 2003 was similar to the first half, resulting in gross lending for the year of (GBP)409 million compared with (GBP)406 million in 2002. An increase in redemptions in the second half of 2003 resulted in moderate net advances of
(GBP)84 million for the year, lower than the (GBP)196 million achieved in 2002.

      During the first half of 2003, Northern Rock deliberately constrained growth of its personal credit portfolios. The risk profile of these portfolios improved following the sale of its (GBP)217 million credit card book, in May 2003. During the second half of 2003, the volume of gross lending increased while redemptions were constrained, which resulted in an overall growth in outstanding balances. Gross unsecured lending for the year 2003 amounted to
(GBP)1,694 million as compared with (GBP)1,654 million in 2002, and net lending for 2003 amounted to (GBP)569 million as compared with (GBP)794 million for 2002. At December 31, 2003 unsecured lending balances were
(GBP)3,293 million, of which 48.7% were "together" unsecured advances, compared with (GBP)2,941 million at December 31, 2002, of which 48.9% were "together" unsecured advances.

Retail Funding

      Total retail deposit balances for 2003 increased by (GBP)1,007 million to (GBP)16.3 billion, an increase of 6.6% from (GBP)15.3 billion at December 31, 2002. This increase comprised a net inflow of retail funds for 2003 of
(GBP)578 million plus interest credited of (GBP)429 million.

      The funding during the year was largely due to flows of new funds into the Tracker Online account, ISAs and fixed rate bonds, where the transparency of terms and conditions provides clarity for the customer and less volatility for Northern Rock to manage. On-line balances, including those off-shore, accounted for over (GBP)3.1 billion of the retail deposit base at December 31, 2003. Balances in the Ireland based operation increased to (GBP)531 million, with
(GBP)1,875 million in the Guernsey based off-shore vehicle; at December 31, 2002 these balances were (GBP)470 million and (GBP)1,916 million respectively.

Non-Retail Funding

      Total net non-retail funding for 2003 amounted to (GBP)3,317 million with balances at December 31, 2003 amounting to (GBP)17.0 billion compared with (GBP)13.7 billion at December 31, 2002. Northern Rock's non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of the global investor base. In July 2003, Moody's confirmed an upgrade to Northern Rock's long-term credit rating from A2 to A1, which will further benefit diversification and the cost of funding.

      During 2003, several notable transactions were successfully concluded, contributing to the (GBP)3.6 billion of medium term funds raised during the year. Northern Rock completed the first benchmark senior fixed rate Euro transaction for a single A rated U.K. financial institution raising (euro)750 million. In October 2003, Northern Rock issued U.S.$600 million of Floating Rate Notes, placing 40% of the securities with Asian investors. In May 2003, Northern Rock established a (GBP)750 million syndicated revolving loan facility, which at the time was the largest plain vanilla term facility ever established by a U.K. financial institution.

Securitization

      Funding through securitization has remained an integral part of Northern Rock's funding strategy. During 2003, Northern Rock completed three issues raising (GBP)7.7 billion. Diversification of Northern Rock's investor base has continued with over 70% of the securitized bonds in 2003 issued in Continental Europe and the United States. The characteristics of the mortgages securitized, in terms of product type, LTV and geographic distribution remain similar to those of Northern Rock's on-balance sheet mortgages.

      At December 31, 2003 assets under management subject to securitization amounted to (GBP)15.7 billion compared with (GBP)9.8 billion at December 31, 2002, representing 36% and 29% respectively of the Northern Rock's total lending portfolios.

      Northern Rock has already completed a further (GBP)3.5 billion securitization of residential mortgages in 2004.


      Net Interest Income

      The table below sets forth information regarding net interest income for the years ended December 31, 2003 and 2002, including interest attributable to securitized loans.

                                                                                             For the Year ended
                                                                                                December 31,
                                                                                         ----------------------------
                                                                                             2003          2002
                                                                                         ------------  --------------
                                                                                                ((GBP) millions)
     Interest receivable:
          Interest receivable and similar income arising from debt securities.......            159.1       164.0
          Other interest receivable and similar income..............................          1,279.9     1,238.3
          Income from equity shares and other variable yield securities.............             18.8        14.5
                                                                                         ------------   -------------
                                                                                              1,457.8     1,416.8
          Securitization interest receivable........................................            696.0       415.3
                                                                                         ------------   -------------
     Total interest receivable......................................................          2,153.8     1,832.1
                                                                                         ============   =============
     Interest payable:
        Interest payable............................................................          1,164.8     1,117.2
        Securitization interest payable.............................................            538.3       323.7
                                                                                         ------------   -------------
     Total interest payable.........................................................          1,703.1     1,440.9
                                                                                         ============   =============
     Total Net Interest Income......................................................            450.7       391.2
                                                                                         ============   =============


      The following description of interest receivable, interest expense and net interest income includes amounts relating to assets subject to securitization as these assets are managed within the business in the same way as non-securitized assets. The analysis is therefore intended to provide a more meaningful description of the factors affecting the income flows derived from Northern Rock's lending and funding activities.

      Interest receivable for the year ended December 31, 2003 increased to
(GBP)2,153.8 million from (GBP)1,832.1 million in 2002, an increase of 17.6%. The increase reflects a 28.9% increase in average interest earning assets from (GBP)36,035.5 million in 2002 to (GBP)46,435.1 million in 2003, offset by a fall in the average interest rate earned on such assets of 8.7%, to 4.64% in 2003 compared with 5.08% in 2002, a reduction of 0.44%.

      The average rate earned on wholesale debt and money market instruments, which are primarily LIBOR denominated assets, fell from 4.13% in 2002 to 3.50% in 2003, a reduction of 0.63% compared with a reduction in the average 3 month LIBOR rate of 0.33%. This reduction primarily relates to higher levels of liquidity with funds invested over shorter maturity periods than in the previous year. The average rate earned on loans and advances to customers including assets subject to securitization fell to 4.87% from 5.28% in 2002, a reduction of 0.41% compared with a reduction in the average U.K. bank base rate of 0.31%. This reduction primarily reflects high levels of fixed rate lending, particularly in the first half of 2003, the lower proportion of unsecured and commercial lending compared with 2002 and the sale of the credit card portfolio in May 2003.

      Interest expense increased to (GBP)1,703.1 million in 2003 from
(GBP)1,440.9 million in 2002, an increase of 18.2%. This reflects an increase in average interest bearing liabilities of 29.4% offset by a reduction in the average interest rate paid of 8.6% from 4.09% in 2002 to 3.74% in 2003. The growth in average interest bearing liabilities was (GBP)10,363.0 million, of which (GBP)6,095.9 million related to securitized notes, (GBP)1,081.3 million related to retail customer accounts and (GBP)3,185.8 million related to wholesale funded liabilities.

      The fall in average interest rate paid amounts to 0.35% compared broadly in line with the fall in the average U.K. bank base rate of 0.31% and a fall in the average 3 month LIBOR rate of 0.33%.

      The average rate paid on retail customer accounts fell by 0.38%, broadly in line with the reduction in the average U.K. bank base rate. Wholesale funding incurred an average rate of 3.44% in 2003, a reduction of 0.41% compared with 3.85% in 2002. This reduction is greater than the reduction in the average 3 month LIBOR rate of 0.33%, reflecting the re-pricing of Northern Rock's funding as LIBOR rates fell during the first 8 months of 2003. Interest payable on securitized liabilities fell from an average rate of 4.47% in 2002 to 4.03% in 2003, a reduction of 0.44%, primarily reflecting the lower rates achieved on new issues in 2003 and the re-pricing of notes as LIBOR rates fell during the first 8 months of 2003.

      Net interest income for the year ended December 31, 2003, was (GBP)450.7 million, an increase of 15.2% compared with (GBP)391.2 million in 2002. The increase in net interest income reflects the growth in average interest earning assets, outweighing the effects of the decrease in net interest margin from 1.09% to 0.97%.

      The following table presents information regarding interest income (as a percentage of average interest earning assets) and interest expense (as a percentage of average interest bearing liabilities), net interest spread, net interest margin and U.K. general interest rates for the years ended December 31, 2003 and 2002. The figures contained in the table are calculated from the Average Balance Sheets and Interest Rates presented under "Selected Statistical Information-Average Balance Sheet-Asset under Management" in Item 4 of this Report.

                                                                                             For the Year ended
                                                                                                December 31,
                                                                                         ----------------------------
                                                                                             2003          2002
                                                                                         -------------  -------------
Interest income as a percentage of average interest earning assets.....................     4.64%          5.08%
Interest expense as a percentage of average interest bearing liabilities...............     3.74%          4.09%
Net interest spread(1).................................................................     0.90%          0.99%
Net interest margin(2).................................................................     0.97%          1.09%
Average U.K. bank base rate............................................................     3.69%          4.00%



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

      Non-Interest Income

      The table below contains details of the items included in non-interest income for the years ended December 31, 2003 and 2002.


                                                                               For the Year ended
                                                                                  December 31,
                                                                        ----------------------------------
                                                                             2003              2002
                                                                        --------------  ------------------
                                                                                  ((GBP) millions)
        Commissions....................................................         67.8             71.2
        Fees (net of service charges)..................................        106.0             79.4
        Surplus on sale of credit card portfolio.......................          7.3               -
        Others and subsidiaries........................................         27.9             19.2
                                                                        -------------  -------------------
                                                                               209.0            169.8
                                                                        =============  ===================


      Non-interest income increased by 23.1% from (GBP)169.8 million in the year ended December 31, 2002 to (GBP)209.0 million in 2003.

      Commission income represents commission earned on the sale of third party insurance and payment protection products to new customers. This source of revenue remained relatively static year on year due to reduced sales penetration of new customers and continued high levels of cancellations, both reflecting the benign economic conditions in the U.K. Fees (net of service charges) increased by 33.5%, driven by volumes of new lending. Northern Rock's credit card portfolio was sold in May 2003 realizing a gain of (GBP)7.3 million. The growth in Others and subsidiaries reflects a higher contribution from Northern Rock's captive mortgage indemnity insurance company and higher income generated in Northern Rock's securitization vehicles.

      Operating Expenses(1)

      The table below shows operating expense data for Northern Rock based upon Northern Rock's consolidated results of operations for the years ended December 31, 2003 and 2002.


                                                                         For the Year ended
                                                                            December 31,
                                                                  ---------------------------------
                                                                       2003             2002
                                                                  ---------------  ----------------
                                                                            ((GBP) millions)
Operating Expenses
    Total staff costs..........................................        100.8             85.1
    Other expenses.............................................         77.0             70.9
    Depreciation...............................................         16.5             13.0
                                                                  ---------------  ----------------
Total recurring expenses                                               194.3            169.0
    Non-recurring costs(2).....................................          5.6              2.3
                                                                  ---------------  ----------------
Total operating expenses.......................................        199.9            171.3
Covenant to the Northern Rock Foundation                               19.3              16.3
Goodwill amortization                                                   3.6               1.5
                                                                  ---------------  ----------------
Total operating expenses (as reported)                                 222.8            189.1
                                                                  ===============  ================


____________________
Notes:
(1) Adjusted GAAP figures in the table above and narrative below are utilized given the non-recurring nature of certain items.

(2) Non-recurring costs in 2003 represent costs incurred in relation to the closure of certain branches and in 2002 costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General.

      Total operating expenses (excluding the covenant to the Northern Rock Foundation and amortization of goodwill) grew to (GBP)199.9 million in 2003 from (GBP)171.3 million in 2002. Recurring expenses grew to (GBP)194.3 million, an increase over 2002 of 15.0% compared with an increase of 24.0% in adjusted total assets (including securitized assets) and an increase in total underlying income (excluding the (GBP)7.3 million surplus on the sale of the credit card portfolio) of 16.3% over the same period.

      The increase in staff costs reflects a 14.1% increase in staff numbers in response to increased business volumes, salary increases and profit related bonuses. Other expenses increased due to business volumes and depreciation increased primarily due to amortization of head office development costs.

      The covenant to The Northern Rock Foundation amounted to (GBP)19.3 million for the year ended December 31, 2003 representing 5% of Northern Rock's profit before tax for the year.

      Goodwill arising on the acquisition of the banking subsidiaries of Legal & General in 2002 amounted to (GBP)35.8 million and is being amortized over a period of 10 years from the date of acquisition, resulting in a charge in 2003 of (GBP)3.6 million (2002 - (GBP)1.5 million).

      Using total operating expenses (see above) and total income ((GBP)659.7 million per the profit and loss account), the cost/income ratio improved to 30.3% in 2003 compared with 30.5% in 2002. Using total operating expenses (see above) and adjusted total assets (mean total assets adjusted to include securitized assets), the cost/adjusted total assets ratio improved from 0.47% in 2002 to 0.43% in 2003. Based upon total recurring expenses (see above) and total underlying income ((GBP)652.4 million, excluding the (GBP)7.3 million surplus on the sale of the credit card portfolio), the cost/income ratio was 29.8% in 2003 (2002 - 30.1%) and the cost/adjusted total assets ratio was 0.41% in 2003 (2002 - 0.46%). Improvements in these ratios reflect improvements in the cost efficiency of Northern Rock's operations.

     Provision for Loan Losses

      The following table shows the provision for loan losses in Northern Rock's consolidated profit and loss accounts for the years ended December 31, 2003 and December 31, 2002.

                                                                                             For the Year ended
                                                                                                December 31,
                                                                                         ----------------------------
                                                                                             2003          2002
                                                                                          ------------  --------------
                                                                                                ((GBP) millions)
     Increase in the allowance for loan losses during the year:
        Specific provision............................................................       32.3          31.7
        General provision.............................................................       19.8          13.1
     Adjustment to provision resulting from recoveries:
        Specific provision............................................................       (3.4)         (1.7)
                                                                                           -----------  --------------
             Total....................................................................       48.7          43.1
                                                                                           ===========  ===============



      The provisions for loan losses for the year ended December 31, 2003 increased by (GBP)5.6 million to (GBP)48.7 million compared with (GBP)43.1 million in 2002, primarily reflecting growth in all loan portfolios. The allowance for loan losses balance at December 31, 2003, was (GBP)101.3 million (0.36% of loans and advances to customers) compared with (GBP)82.9 million (0.34% of loans and advances to customers) at December 31, 2002.

     Profit on Ordinary Activities Before Tax(1)

      The table below provides an analysis of profits on ordinary activities before tax for the years ended December 31, 2003 and 2002.

                                                                                             For the Year ended
                                                                                                December 31,
                                                                                         ----------------------------
                                                                                             2003          2002
                                                                                         ------------- --------------
                                                                                                ((GBP) millions)
     Profit on ordinary activities before tax (as reported)...........................        386.8          326.2
     Adjustments:
       Surplus on sale of credit card portfolio.......................................         (7.3)           -
        Non-recurring costs associated with branch closures...........................          5.6            -
                                                                                          ------------  -------------
     Profit on ordinary activities before tax (as adjusted)............................       385.1          326.2
                                                                                          ============  ==============


      Profit on ordinary activities before tax increased to (GBP)386.8 million for the year ended December 31, 2003, from (GBP)326.2 million for the year ended December 31, 2002, an increase of 18.6%. After adjusting 2003 profit on ordinary activities before tax for non-recurring items, the increase in 2003 was 18.1%.

____________________
Note:
(1) Adjusted GAAP figures in the table above and narrative below are utilized given the non-recurring nature of certain items.

      Taxes

      Tax on profit on ordinary activities for the year ended December 31, 2003 increased by (GBP)15.7 million to (GBP)112.2 million as compared with the year ended December 31, 2002. The effective tax rate for the year was 29.0% compared with the standard U.K. corporate tax rate of 30.0%.

      Profit on Ordinary Activities After Tax(1)

      The table below provides an analysis of profits on ordinary activities after tax for the years ended December 31, 2003 and 2002.


                                                                                             For the Year ended
                                                                                                December 31,
                                                                                         ----------------------------
                                                                                             2003          2002
                                                                                         -------------- -------------
                                                                                                ((GBP) millions)
     Profit on ordinary activities after tax (as reported)............................      274.6         229.7
     Adjustments:                                                                                           -
       Surplus on sale of credit card portfolio..............................                (7.3)          -
           Non-recurring costs associated with branch closures                                5.6           -
        Tax effect of adjustments.....................................................        0.5           -
                                                                                          ------------- ------------
     Profit on ordinary activities after tax (as adjusted).............................     273.4         229.7
                                                                                          ============= =============


      Profit on ordinary activities after tax increased to (GBP)274.6 million for the year ended December 31, 2003, compared with (GBP)229.7 million in 2002, an increase of 19.5%. After adjusting 2003 profit on ordinary activities after tax for non-recurring items the increase in 2003 was 19.0%.

      Return on equity improved to 20.7% for the year ended December 31, 2003 from 19.8% for the year ended December 31, 2002. The return on average total assets improved by 0.03% to 0.80%, from 0.77% in 2002. Based upon the adjusted profit on ordinary activities after tax, the return on equity was 20.6% and the return on average total assets was 0.79% for 2003.

____________________
Note:
(1) Adjusted GAAP figures in the table above and narrative below are utilized given the non-recurring nature of certain items.

Results of operations for the year ended December 31, 2002, compared with the year ended December 31, 2001.

      Overview

      The Group reported profit on ordinary activities before tax for the year ended December 31, 2002 of (GBP)326.2 million as compared to a restated
(GBP)276.5 million for the year ended December 31, 2001. Profit on ordinary activities after tax increased to (GBP)229.7 million for the year ended December 31, 2002, from a restated (GBP)192.8 million for the year ended December 31, 2001, an increase of 19.1%.

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

      Net Interest Income

      The table below sets forth information regarding net interest income for the years ended December 31, 2002 and 2001, including interest attributable to securitized loans and after adjustment for the change in accounting treatment of RCIs in 2001.




                                                                                             For the Year ended
                                                                                                December 31,
                                                                                         ----------------------------
                                                                                             2002          2001
                                                                                         ------------  --------------
                                                                                                ((GBP) millions)
     Interest receivable:
          Interest receivable and similar income arising from debt securities.......          164.0         184.8
          Other interest receivable and similar income..............................        1,238.3       1,290.7
          Income from equity shares and other variable yield securities.............           14.5          10.9
                                                                                         ------------  --------------
                                                                                            1,416.8       1,486.4
          Securitization interest receivable........................................          415.3         245.6
                                                                                         ------------  --------------
     Total interest receivable......................................................        1,832.1       1,732.0
     Interest payable:
        Interest payable............................................................        1,117.2       1,180.5
        Securitization interest payable.............................................          323.7         205.4
                                                                                         ------------  -------------
     Total interest payable.........................................................        1,440.9       1,385.9
                                                                                         ============  =============
     Total Net Interest Income......................................................          391.2         346.1
                                                                                         ============  =============


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

      The average rate paid on retail customer accounts fell by 1.11% in line with the reduction in the average UK bank base rate. Wholesale funding incurred an average rate of 3.85% in 2002, a reduction of 1.18% compared with 5.03% in 2001. This reduction is greater than the reduction in the average 3 month LIBOR rate of 0.98% reflecting the re-pricing of Northern Rock's funding as LIBOR rates fell during 2002. Interest payable on securitized liabilities fell from an average rate of 5.55% in 2001 to 4.47% in 2002, a reduction of 1.08% primarily reflecting the lower rates achieved on new issues in 2002 and the re-pricing of notes as LIBOR rates fell during 2002.

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


                                                                                             For the Year ended
                                                                                                December 31,
                                                                                         ----------------------------
                                                                                             2002          2001
                                                                                          -------------  -------------
Interest income as a percentage of average interest earning assets.....................     5.08%          6.29%
Interest expense as a percentage of average interest bearing liabilities...............     4.09%          5.19%
Net interest spread(1).................................................................     0.99%          1.10%
Net interest margin(2).................................................................     1.09%          1.26%
U.K. bank base rate....................................................................     4.00%          5.12%


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

                                                   For the Year ended
                                                       December 31,
                                               ------------------------------
                                                  2002              2001
                                               -------------    -------------
                                                     ((GBP) millions)
     Commissions...............................    71.2             69.4
     Fees (net of service charges).............    79.4             51.7
     Others and subsidiaries...................    19.2              9.2
                                               -------------    -------------
                                                  169.8            130.3
                                               =============    =============

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

     Operating Expenses(1)

     The table below shows operating expense data for the Group based upon the Group's consolidated results of operations for the years ended December 31, 2002 and 2001.

                                                          For the Year ended
                                                             December 31,
                                                        -----------------------
                                                           2002          2001
                                                        ----------   ----------
                                                            ((GBP) millions)
Operating Expenses
  Total staff costs...................................     85.1          74.6
  Others expenses.....................................     70.9          65.0
  Depreciation........................................     13.0           9.5
                                                        ----------   ----------
Total recurring expenses                                  169.0         149.1
  Acquisition costs(2)................................      2.3           -
                                                        ----------   ----------
Total operating expenses..............................    171.3         149.1
Covenant to the Northern Rock Foundation..............     16.3          14.8
Goodwill amortization.................................      1.5           -
                                                        ----------   ----------
Total operating expenses (as reported)................    189.1         163.9
                                                        ==========   ==========
____________________
Notes:
(1) Adjusted GAAP figures in the table and narrative below are utilized given the non-recurring nature of certain items.
(2) Acquisition costs represent costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General.

Total operating expenses (excluding the covenant to the Northern Rock Foundation and amortization of goodwill) grew to (GBP)171.3 million in 2002 from (GBP)149.1 million in 2001. Recurring expenses grew to (GBP)169.0 million, an increase over 2001 of 13.3% compared with an increase of 34.7% in adjusted total assets (including securitized assets) and an increase in total income of 17.8% over the same period.

     Using total operating expenses (see above) and total income (as per the profit and loss statement), the cost/income ratio improved to 30.5% in 2002 compared with 31.3% in 2001. Using total operating expenses (see above) and adjusted total assets (mean total assets adjusted to include securitized assets), the cost/adjusted total assets ratio improved to 0.47% from 0.53%. Based upon total recurring expenses (see above), the cost/ income ratio was 30.1% and the cost/adjusted total assets ratio was 0.46% in 2002. Improvements in these ratios reflect improvements in the cost efficiency of Northern Rock's operations.

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

                                                                                          For the Year ended
                                                                                             December 31,
                                                                                      ---------------------------
                                                                                          2002          2001
                                                                                      ------------   ------------
                                                                                            ((GBP) millions)
     Increase in the allowance for loan losses during the year:
       Specific provision............................................................     31.7          32.1
       General provision.............................................................     13.1           3.6
     Adjustment to provision resulting from recoveries:
       Specific provision............................................................     (1.7)         (1.2)
                                                                                      ------------   ------------
            Total....................................................................     43.1          34.5
                                                                                      ============   ============

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

                        LIQUIDITY AND CAPITAL RESOURCES

     The Financial Services Authority ("FSA") requires the Group to be able to meet its sterling obligations without recourse to the wholesale money market for a period of at least five business days, and Northern Rock manages its cashflow on a daily basis in order to meet this requirement. The Board of Directors of Northern Rock (the "Board") has approved a Liquidity Policy Statement which is compliant with the supervisory framework set by the FSA and ensures the Group is able to meet retail deposit withdrawals, repayments of wholesale borrowing and current lending objectives. For a description of the Liquidity Policy Statement and how the Group manages liquidity risk, see "Item 3D -- Liquidity Risk" herein.

     Capital adequacy and capital resources are monitored by the Group on the basis of techniques developed by the Basel Committee on Banking Supervision (the "Basel Committee") as adopted in the European Union pursuant to the Banking Consolidation Directive and the Capital Adequacy Directive and as implemented in the United Kingdom by the FSA. The basic instrument of capital monitoring is the risk asset ratio as developed by the Basel Committee. This ratio derives from a consideration of capital as a cover for the credit risk inherent in Group assets. The Basel Committee sets a minimum risk asset ratio for international banks of 8%. The FSA sets minimum risk asset ratios on an individual basis for the banks it supervises. These are set with regard to the minimum standards set by the Basel Committee and the particular circumstances of each bank.

     The supervision of capital adequacy for banks is also governed by the European Union Capital Adequacy Directive ("CAD"). The CAD refers to the European Community ("EC") Own Funds Directive (now consolidated into the Banking Consolidation Directive) for the definition of capital and treatment of other risks. Capital is defined by reference to the EC Own Funds Directive, and divided into "Tier 1" capital and "Tier 2" capital. Tier 1 capital consists of ordinary and preference shareholders' funds after deducting goodwill. Tier 2 capital includes general provisions and certain debt capital instruments, particularly dated and undated subordinated debt. During 1998, amendments to the CAD were adopted in the United Kingdom so as to provide for a new category of capital, "Tier 3" capital. Tier 3 (or ancillary) capital consists of short-term subordinated debt and minority interests in Tier 3 capital. There was no significant impact of these amendments on the capital position of the Group. The CAD is likely to be amended as a result of the EU's planned adoption of the proposed New Basel Capital Accord. See Item 4--Information on the Company--"Supervision and Regulation--New Basel Capital Accord" herein.

The table below analyzes the Group's consolidated capital resources at December 31, 2003 and 2002.

                                                                                   2003            2002
                                                                               ------------     -------------

                                                                                 ((GBP) millions, except
                                                                                       percentages)
       Tier 1 Capital:
       Share capital.......................................................       123.9            123.9
       Share premium account...............................................         6.8              6.8
       Capital redemption reserve..........................................         7.3              7.3
       Profit and loss account.............................................     1,249.9          1,071.6
       Reserve capital instruments.........................................       274.8            242.7
       Tier one notes......................................................       200.0            200.0
       Goodwill............................................................       (30.7)           (34.3)
                                                                               ------------     -------------
       Total Tier 1 Capital................................................     1,832.0          1,618.0

       Upper Tier 2 Capital:
       Perpetual subordinated debt.........................................       350.3            350.3
       Reserve capital instruments.........................................        25.2             57.3
       General provisions..................................................        75.4             54.2
                                                                               ------------     -------------
       Total Upper Tier 2 Capital..........................................       450.9            461.8

       Lower Tier 2 Capital:
       Term subordinated debt..............................................       769.2            769.2
                                                                               ------------     -------------
       Total Tier 2 Capital................................................     1,220.1          1,231.0

       Deductions..........................................................      (237.9)          (170.3)
                                                                               ------------     -------------
       Total capital.......................................................     2,814.2          2,678.7
                                                                               ============     =============

       Total Risk Weighted Assets..........................................    19,690.5         17,248.3
                                                                               ============     =============

       Risk asset ratios:
       Tier 1 ratio........................................................        9.3%             9.4%
       Total capital.......................................................       14.3%            15.5%

     Although management believes that Northern Rock could operate with a lower level of Tier 1 capital, it has maintained Tier 1 and total capital ratios above the minimum standards for Northern Rock, as set by the FSA, in order to maintain the continued confidence of investors. Management intends to continue to manage Northern Rock's capital position with a view to optimizing shareholder value while at the same time considering the interests of customers and investors. On April 29, 2004 Northern Rock issued (euro)700 million of Upper Tier 2 Capital. Management believes that Northern Rock's capital resources are sufficient for its present requirements.

     Northern Rock raises no capital through off-balance sheet entities nor does it use off-balance sheet entities to manage its capital on a temporary basis. The sale of mortgage loans to securitization special purpose vehicles ("SPVs") results in reduced regulatory capital requirements. However, there are no circumstances under which Northern Rock can be forced to re-acquire these loans, nor are there any circumstances that could necessitate further capital backing for these loans. To the extent that losses in securitization vehicles could impact on Northern Rock, a deduction is made from regulatory capital, thus ensuring full protection of deposits against such losses. This is in respect of the subordinated loans granted by Northern Rock to the vehicles to provide a first loss reserve fund.

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

Funding Sources

     Northern Rock raises funds from a wide diversity of markets, both retail and wholesale, together with its use of mortgage securitizations. Retail funding is raised principally in the UK, although funds are also raised through offshore funding vehicles located in Guernsey and the Republic of Ireland. These vehicles enable Northern Rock to raise retail funds from other markets and lessens dependency upon the UK. Of the Group's total retail deposit base of (GBP)16.3 billion at December 31, 2003, just over (GBP)2.4 billion was held through offshore vehicles.

     The retail deposit base predominantly has a short legal maturity profile, with accounts traditionally being instant access or available on a short notice period, albeit with an interest penalty for early withdrawal. Whilst this results in a mismatch of maturity dates between assets and liabilities, Northern Rock has received positive flows of funds from retail deposits consistently in all but one of the last 16 half years, showing an ability to continue to attract retail funds through a very competitive period in the market. More recently, as interest rates have fallen, depositors have sought to protect their return. As a consequence 1 year or longer fixed rate accounts have become popular. At December 31, 2003 Northern Rock had attracted (GBP)6.7 billion into such accounts, representing 41% of total retail deposits.

     Wholesale funding is also raised from a number of sources and over a range of maturities, to ensure that there is no over-dependence on any one market or type of counterparty. Funds are raised in three main currencies, Sterling, U.S. Dollars and Euros, and from three main areas - the UK, the USA and continental Europe. Short-term deposits are taken from banks and other corporate sources through time deposits. In addition, use is made of European and U.S. Commercial Paper (ECP and USCP) programs and also of European and U.S. Medium Term Note programs (EMTN and USMTN). These programs ensure a diversity of source, maturity and counterparty to minimize risk to the funding program from localized economic impacts. The program sizes and amounts drawn down at December 31, 2003 are set out below:

      ----------------- ----------------------- --------------------------
                               Outstanding            Program Size
                                   $bn                   $bn
      ----------------- ----------------------- --------------------------
       ECP                         1.8                   2.0
      ----------------- ----------------------- --------------------------
       USCP                        2.4                   5.0
      ----------------- ----------------------- --------------------------
       EMTN                        9.0                  15.0
      ----------------- ----------------------- --------------------------
       USMTN                       2.8                   5.0
      ----------------- ----------------------- --------------------------

     Within its funding programs, Northern Rock has no repayment triggers relating to credit rating downgrade or to any profitability or earnings per share ratios.

     In addition to its funding programs, Northern Rock has bank credit agreements incorporating swingline facilities to a total value of $535 million, and a further multi-currency revolving credit facility of (GBP)750 million

(a 5 year facility negotiated in 2003). There are no outstanding balances in relation to these facilities at December 31, 2003.

     The main factor impacting upon the cost of, and access to, wholesale funding markets is Northern Rock's credit rating. Northern Rock's current ratings are set out below:

      -------------------------- ----------------------- --------------------
                                      Short Term              Long Term
      -------------------------- ----------------------- --------------------
       Standard & Poor's                  A1                      A
      -------------------------- ----------------------- --------------------
       Moody's                            P1                      A1
      -------------------------- ----------------------- --------------------
       Fitch                              F1                      A+
      -------------------------- ----------------------- --------------------

     The third main source of funding to Northern Rock is its securitization program. By December 31, 2003, a total of (GBP)18.5 billion of residential mortgage loans had been transferred to special purpose vehicles ("SPVs"), funded by the issue of residential mortgage backed securities in the UK, European and U.S. markets. A further (GBP)500 million of commercial mortgage loans were transferred to an SPV in 2002 funded by the issue of commercial mortgage securities in the UK and Europe. As of January 28, 2004, a further securitization of (GBP)3.5 billion of residential mortgages was completed.

     Although these securitization transactions involve the transfer of loans to special purpose companies, which we refer to as "SPVs", under U.K. GAAP the full extent of any potential recourse to Northern Rock by the purchaser and noteholders remains on Northern Rock's balance sheet. This is shown through a linked presentation on the balance sheet identifying the value of securitized assets and the extent of non-recourse finance required as part of "loans and advances to customers". Full disclosure of the SPVs, the nature of any recourse to Northern Rock and their results are shown in note 17 to the Consolidated Financial Statements. Income from the SPVs is only recognized in the Consolidated Financial Statements as it is earned, and no gain on sale is recorded in the Consolidated Financial Statements at the point of completion of the transaction. Northern Rock is not exposed to any risk of loss from these transactions above the value of the asset recorded on its balance sheet. This is further demonstrated by the sale agreements entered into with respect to securitization transactions which expressly provide that Northern Rock will not be required to support any obligations to noteholders. See Note 17 to the Consolidated Financial Statements.

     Under U.S. GAAP, the SPVs involved in securitization transactions are fully consolidated on a line-by-line basis, so that in the U.S. GAAP recorded financial information included in Note 46 to the Consolidated Financial Statements, all transactions relating to the SPVs are fully included as if no transfers of securitized assets had occurred.

     Northern Rock acts as servicer to the mortgage loans transferred to the SPVs, and also swaps the SPVs' cash receipts from interest payments based on mortgage interest rates into payments based on floating rate LIBOR so that both interest income and expense within the SPVs are determined on the same basis. If Northern Rock were to be downgraded by Standard & Poor's or Fitch below its current long term rating or downgraded by two grades by Moody's, it would no longer be able to act as a basis swap provider. It would then need to find a new swap counterparty, which would reduce earnings from the SPVs due to the cost of the third party swap provider. It is not anticipated that the effect of any such substitution on the income earned from the SPVs would be material to Northern Rock.

     Northern Rock's total debt and its commitments by maturity at December 31, 2003 are set out in the following table:

                                                              Payments due by period
                                                              ----------------------
                                                Less than       1 year to           After
                                                   1 year         5 years         5 years          Total
Contractual obligations                                            ((GBP)millions)
Deposits by banks                                 1,283.2            22.0           156.3        1,461.5
Customer accounts                                16,781.2         2,016.1             -         18,797.3
Debt securities in issue                          9,346.5         3,409.6           304.0       13,060.1
Subordinated liabilities                              -               -             769.2          769.2
                                             -----------------------------------------------------------
Total                                            27,410.9         5,447.7         1,229.5       34,088.1
                                             ===========================================================

                                                         Amount of commitment expiring in
                                                         --------------------------------

                                                Less than       1 year to           After
                                                   1 year         5 years         5 years          Total
                                                                   ((GBP)millions)
Capital commitments                                  24.1             -               -             24.1
Irrevocable undrawn loan facilities                  21.1            16.2           981.2        1,018.5
Leasing commitments:
           Land and buildings                         0.2             0.4             2.7            3.3
           Other                                      0.2             5.1             -              5.3
                                             -----------------------------------------------------------
Total                                                45.6            21.7           983.9        1,051.2
                                             ===========================================================

     The table below presents an analysis of short- term assets versus short-term liabilities as at December 31, 2003 and 2002.

                                                                          At December 31,
                                                                 --------------------------------
                                                                      2003                2002
                                                                 -------------      -------------
Short-term assets (maturities 1 year or less)                              ((GBP)millions)
           Cash                                                          11.6               10.7
           Loans and advances to banks                                3,450.2            2,523.5
           Loans and advances to customers                              853.3              875.3
           Debt securities                                              655.4              779.4
                                                                   -----------      -------------
                          Short-term assets                            4,970.5            4,188.9
                                                                   ===========      =============

Short-term liabilities (repayable in 1 year or less)
              Deposits by banks                                        1,283.2            1,046.7
              Customer accounts                                       16,781.2           15,429.0
              Debt securities in issue                                 9,346.5            6,782.7
              Subordinated liabilities                                      --                 --
              Other liabilities                                          339.6              393.8
                                                                   -----------      -------------
                          Total short-term liabilities                27,750.5           23,652.2
                                                                   ===========      =============

     The ratio of short-term assets to short-term liabilities at December 31, 2003 and December 31, 2002 were 17.9% and 17.7%, respectively.

Off-Balance Sheet Arrangements

     Northern Rock has no off-balance sheet funding or capital structure other than the securitization special purpose vehicles discussed above. We use off-balance sheet derivative instruments to hedge all exposure on balance sheet assets and liabilities, but do not engage in any off-balance sheet trading activities in derivatives, or take any off-balance sheet trading positions. The table below shows the underlying principal amounts, the positive fair values and the negative fair values of derivatives by type of contract at December 31, 2003.

                                           Underlying                               Underlying
                                            principal      Positive     Negative     principal      Positive     Negative
                                               amount   fair values   fair-value        amount   fair values  fair values
                                                 2003          2003         2003          2002          2002         2002
                                               (GBP)m        (GBP)m       (GBP)m        (GBP)m        (GBP)        (GBP)m
                                           ----------   -----------   ----------    ----------   -----------  -----------
Group and Company
Interest rate contracts:
Interest rate swaps
     1 year or less....................      10,744.2          11.1         16.4       7,676.2          12.7         23.9
     1-5 years.........................      18,054.0         105.3         68.5      10,688.2          51.7        148.0
     over 5 years......................       2,876.0          84.9         16.9       2,608.5         151.2         43.5
Equity index swaps
     1 year or less....................           6.4             -          0.2          10.5             -          0.2
     1-5 years.........................         266.8           3.4          5.0         165.4           2.8          6.1
     Over 5 years......................             -             -            -             -             -            -
Forward rate agreements
     1 year of less....................           5.0             -            -         325.0           1.0            -
     1.5 years.........................             -             -            -             -             -            -
     over 5 years......................             -             -            -             -             -            -
Exchange traded futures
     1 year or less....................         385.5             -          8.4         638.0             -         13.7
     1-5 years.........................             -             -            -             -             -            -
     over 5 years......................             -             -            -             -             -            -
Caps, floors and options
     1 year or less....................          15.0             -            -             -             -            -
     1-5 years.........................             -             -            -             -             -            -
     over 5 years......................             -             -            -             -             -            -
                                           ----------   -----------   ----------    ----------   -----------  -----------
                                             32,352.9         204.7        115.4      22,111.8         219.4        235.4
                                           ----------   -----------   ----------    ----------   -----------  -----------
Exchange rate contracts:
Cross currency swaps
     1 year or less....................       1,588.3          25.2        155.6       1,660.7           9.3        121.4
     1-5 years.........................       3,446.8         121.0        148.8       1,878.1          49.6         65.2
     over 5 years......................         285.5          19.7         19.4         191.1           8.1          7.0
Forward foreign exchange
     1 year or less....................       2,471.1           1.9        112.1       2,212.0             -         57.2
     1-5 years.........................             -             -            -             -             -            -
     over 5 years......................             -             -            -             -             -            -
                                           ----------   -----------   ----------    ----------   -----------  -----------
                                              7,791.7         167.8        435.9       5,941.9          67.0        250.8
                                           ----------   -----------   ----------    ----------   -----------  -----------

              ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


                        DIRECTORS AND SENIOR MANAGEMENT

     The following table identifies the directors and senior management of Northern Rock as of May 25, 2004 and sets forth their functions and areas of experience within Northern Rock, principal business activities performed outside of Northern Rock, including any outside directorships.

Name                                                                                                            Year
----                                                                                                            ----
(and date of birth)           Current position             Principal external directorships                 Appointed(1)
-------------------           ----------------             --------------------------------                 ------------
Dr. Matthew White Ridley      Chairman                     Northern Investors Company PLC                       1994
(February 7, 1958)                                         Northern 2 VCT Plc
                                                           PA Holdings Limited

Adam John Applegarth          Chief Executive             --                                                    1996
(August 3, 1962)

David Frank Baker             Chief Operating Officer      Newcastle Employment Bond Limited                    1996
(May 2, 1953)

Robert Fredrick Bennett       Group Finance Director       Greggs plc                                           1993
(May 30, 1947)

Adam Nicholas Hodnett         Non-Executive Director       Fenwick Limited                                      2003
Fenwick (October 20, 1960)                                 John Swire and Sons Limited

Sir Ian Gibson                Non-Executive Director       The Bank of England                                  2002
(February 1, 1947)                                         BPB plc, GKN plc
                                                           Chelys Limited

Nichola Pease                 Non-Executive Director       J O Hambro Capital Management Limited                1999
(April 3, 1961)                                            Granger Trust plc

Sir George Russell            Non-Executive Director       ITV plc                                              1985
(October 25, 1935)

Derek Wanless                 Non-Executive Director       Northumbrian Water Group plc                         2000
(September 29, 1947)                                       Business in the Community
                                                           NESTA Enterprises Limited

____________________
Note:
(1) Year appointed to the Board of Directors of Northern Rock or its predecessor, Northern Rock Building Society.

     The business address of the directors is Northern Rock House, Gosforth, Newcastle upon Tyne, NE3 4PL.

                    BOARD PRACTICES - CORPORATE GOVERNANCE

Corporate Governance

     Northern Rock regards adherence to the principles of good corporate governance to be of the utmost importance. The Board is accountable to Northern Rock's shareholders for corporate governance, and the following describes how Northern Rock applies the principles and provisions contained in the Combined Code of Corporate Governance published in June 1998 ("the Combined Code"). The Listing Rules of the United Kingdom Listing Authority require listed companies to disclose how they comply with the Combined Code.

For the period January 1, 2003 to December 31, 2003, Northern Rock complied with all aspects of the Combined Code.

     A revised code on corporate governance was published in July 2003 (the "Revised Combined Code") and this applied to Northern Rock from January 2004. Although Northern Rock is satisfied that it already complies with many of the requirements of the Revised Combined Code, it is reviewing its compliance arrangements to ensure it does comply, where appropriate. Where Northern Rock does not comply with the provisions of the Revised Combined Code it will, in future reports, give reasons for non-compliance.

Board of Directors

     The Board of Directors meets regularly throughout the year and retains full and effective control over the Group. Mr. Adam Fenwick was appointed to the Board as a Non-Executive Director in November 2003. The Board comprises a Non-Executive Chairman, a Senior Independent Non-Executive Director, a Chief Executive, two other Executive Directors and four other Non-Executive Directors.

     Sir John Riddell Bt., stood down from his position as Non-Executive Chairman and, along with Sir David Chapman Bt., retired from the Board at the conclusion of the Annual General Meeting held on April 27, 2004. Dr M W Ridley, formerly the Non-Executive Deputy Chairman, has been appointed Chairman. Sir George Russell has been appointed as the Senior Independent Director.

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

       (v) participate in Northern Rock's share option or performance related remuneration schemes;

       (vi) have conflicting directorships. Cross directorships per se are not regarded as affecting a Director's independence; or

       (vii) have any other significant, financial or personal tie to Northern Rock or its management, which could interfere with the Director's proper exercise of his or her duties (including taking into account the interests of Northern Rock's shareholders, employees and creditors).

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

Appointments to the Board

     Northern Rock's Articles of Association require that each Director stands for re-election at least every three years and that Directors appointed by the Board should be subject to election by shareholders at the first opportunity after their appointment. The Directors to retire by rotation will be those in office longest since their previous re-election. Non-Executive Directors are appointed for a specified term subject to re-election.

Board Committees

     In accordance with the Combined Code and the best principles of corporate governance, the Board has established a number of committees that operate within defined terms of reference as set out below. The Chairman and membership of each committee are set out on pages 86 and 87.

     At the conclusion of the Company's Annual General Meeting on April 27, 2004, Dr M W Ridley was appointed as Chairman of the Board and was also appointed Chairman of the Nominations Committee. With effect from the same date, Mr. D Wanless was appointed as Chairman of the Audit Committee and the Risk Committee, Sir George Russell stood down as Chairman of the Remuneration Committee and was succeeded by Ms N Pease.

Audit Committee

     The Committee comprises five independent Non-Executive Directors and meets at least four times each year. It considers, and where appropriate, advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group, and reports to the Board on both financial and non-financial controls. An important aspect of its role is to ensure that an objective and professional relationship is maintained with the external auditors. The Committee reviews the scope and results of the annual audit and its cost effectiveness and the independence and objectivity of the external auditors. It also reviews and approves the nature and extent of any and all non-audit services provided by the external auditors. The external auditors may attend all meetings and have direct access to the Committee and its Chairman at all times. The Chief Internal Auditor provides further assurance that the internal audit coverage is closely aligned to the significant risks identified by the business and also has direct access to the Committee and its Chairman. The Executive Directors are not members of the Committee but attend meetings by invitation of the Committee, as necessary, to facilitate its business.

     Northern Rock has determined that the combined qualifications and experience of the Audit Committee members gives the Audit Committee members the breadth of financial expertise necessary to discharge its responsibilities.

     Following the Annual General Meeting held on April 27, 2004 the composition of the Committee and its experience considered by the Board in arriving at their conclusion is as follows. Mr. D Wanless was appointed Chairman of the Committee following the Annual General Meeting and has been a member of the Committee since March 2000. Prior to his appointment as a Non-Executive Director of the company he was previously Group Chief Executive of National Westminster Bank plc from 1992-1999. Mr. N A H Fenwick was appointed to the Board as a Non-Executive Director in November 2003 and is an Executive Director of Fenwick Limited. Sir Ian Gibson is a member of the Court of the Bank of England and his other non-executive directorships include BPB plc and GKN plc. Sir Ian was previously President of Nissan Europe and Senior Vice President of Nissan Motor Company and was Deputy Chairman of Asda plc. Ms N Pease is Chief Executive of J.O. Hambro Capital Management Limited. She is a former Managing Director of Smith New Court Europe and Director of Smith New Court plc. Sir George Russell is Deputy Chairman of ITV plc and was until recently the Non-Executive Director of Taylor Woodrow plc and the Non-Executive Chairman of 3i Group plc and Camelot Group plc.

Risk Committee

     The Committee comprises five independent Non-Executive Directors and the Executive Directors. The main role of the Risk Committee is to review, on behalf of the Board, the key risks inherent in the business and the system of control necessary to manage such risks, and to present their findings to the Board.

     The Risk Committee meets on at least three occasions each year. Its remit is:

     - to advise the Board on risk management and to foster a culture within the Group that emphasizes and demonstrates the benefits of a risk-based approach to internal control and management of the Group;

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

     - where appropriate, to consider Risk Audit reports on the key business areas to assess the level of business risk exposure;

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

Nominations Committee

     The Committee comprises two independent Non-Executive Directors and the Chairman. It monitors and reviews the membership of, and succession to, the Board of Directors. The Committee considers and makes recommendations to the Board, inter alia, on the identification and recruitment of potential Executive and Non-Executive Directors, taking into account the requirement for the members of the Board to have an appropriate range of skills and experience to understand the activities of Northern Rock and its subsidiary undertakings.

Remuneration Committee

     This Committee of five independent Non-Executive Directors is responsible for considering and advising the Board on the remuneration policy for Executive Directors. It determines on behalf of the Board the salary levels of Executive Directors and takes professional advice from both inside and outside the Group. It is the Board's responsibility to determine the remuneration policy for Non-Executive Directors.

     In accordance with the requirements of the Directors' Remuneration Report Regulations 2002 further information is incorporated in the Directors' Remuneration Report.

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

     In accordance with "Internal Control: Guidance for Directors on the Combined Code" ("the Turnbull Guidance") the Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, that has been in place for the period January 1, 2003 to December 31, 2003 and up to the date of approval of the Annual Report and Accounts, and that this process is regularly reviewed by the Board and accords with the Turnbull Guidance.

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

     Northern Rock is a well-controlled, risk adverse business which continues to adopt a prudent stance in the management of risk faced by the business. A detailed description of the Group's approach to financial risk management and the related use of derivatives is set out in Note 37 to the Consolidated Financial Statements.

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

     The Group is committed to developing and maintaining a control-conscious culture in all areas. This is achieved through a well-defined organizational structure with clear reporting lines and a commitment to recruiting and training quality staff governed by appropriate codes of conduct. In addition, the Group maintains procedures manuals that detail the procedures to control physical and logical access, segregation of duties and credit, expenditure and other authorization limits. There are well-established budgetary and strategic planning cycles, and the Board reviews the results monthly against budgets, forecasts and prior year actual results, together with other key business measures.

     The Group has adopted a Corporate Social Responsibility policy which is underpinned by a number of codes, one of which is the Code of Conduct. This provides practical guidance for all staff on Northern Rock's business values and forms a key element in the way the Group conducts its business. There are also supporting policies and employee procedures regarding Public Interest Disclosure.

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

     The effectiveness of the internal control system is reviewed by the Audit Committee on behalf of the Board. Additionally, the Audit Committee at each meeting receives reports of reviews conducted throughout the Group by the Internal Audit and (periodically) Group Compliance functions together with reports from the external auditors which detail any significant control matters of which they are aware. It is responsible for ensuring that appropriate corrective action is taken where necessary.

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

Communications

     The Company regards communications with shareholders as very important. A summary financial statement is issued to all shareholders and a copy of the Annual Report and Accounts and The Northern Rock Foundation's report are available by written request to the Company Secretary or from the Northern Rock website: www.northernrock.co.uk.

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

Committees

     Membership of the Board's Committees as at May 25, 2004 is set out below.

Audit Committee
+ D Wanless (appointed Chairman April 27, 2004)
+ N A H Fenwick (appointed November 12, 2003)
+ Sir Ian Gibson

+ N Pease
+ Sir George Russell
+ Dr M W Ridley (resigned April 27, 2004)
+ Sir David Chapman, Bt. (retired April 27, 2004)

Chairman's Committee
+ Dr M W Ridley (appointed Chairman April 27, 2004)
* A J Applegarth
* D F Baker
* R F Bennett
o C Taylor
+ Sir John Riddell, Bt. (retired April 27, 2004)

Nominations Committee
+ Dr M W Ridley (appointed Chairman April 27, 2004)
+ Sir Ian Gibson (appointed December 16, 2003)
+ D Wanless (appointed December 16, 2003)
* A J Applegarth (resigned December 31, 2003)
+ Sir John Riddell, Bt. (retired April 27, 2004)

Remuneration Committee
+ N Pease (appointed Chairman April 27, 2004)
+ N A H Fenwick (appointed November 12, 2003)
+ Sir Ian Gibson
+ D Wanless
+ Dr M W Ridley (resigned April 27, 2004)
+ Sir George Russell (resigned as Chairman April 27, 2004)
+ Sir David Chapman, Bt. (retired April 27, 2004)

Risk Committee
+ D Wanless (appointed Chairman April, 2004)
+ N A H Fenwick (appointed November 12, 2003)
+ Sir Ian Gibson
+ N Pease
+ Sir George Russell
* A J Applegarth
* D F Baker
* R F Bennett
+ Dr M W Ridley (resigned April 27, 2004)
+ Sir David Chapman, Bt. (retired April 27, 2004)

-----------------
+ Non-Executive Director
* Executive Director
o Executive

                 COMPENSATION - DIRECTORS' REMUNERATION REPORT

Summary

     The Directors' Remuneration Report is presented to shareholders by the Board and contains the following information:

o    A description of the role of the Remuneration Committee;

o A summary of the Group's Remuneration Policy including a statement of the Company's policy on Directors' remuneration;

o A Graphs illustrating the performance of the Company relative to the FTSE 100 Index and FTSE 350 Index for the last five years;

o Details of the terms of the service contracts and the remuneration of each Director for the preceding financial year;

o Details of the share options and awards under long-term incentive schemes held by the Directors; and

o    Details of each Director's interest in Ordinary Shares in the Company.

     This Report complies with the Directors' Remuneration Report Regulations 2002 ("the Regulations"). This Report also sets out how the principles of the Combined Code relating to Executive Director remuneration are applied by the Group.

     Shareholders approved the Directors' Remuneration Report at the Annual General Meeting on April 27, 2004.

The Remuneration Committee

     The Remuneration Committee consists entirely of independent Non-Executive Directors. Where appropriate, the Chairman and Chief Executive attend meetings of the Remuneration Committee, by invitation of the Committee, save that the Chief Executive is absent when his own remuneration is under consideration. The Remuneration Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the Group's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the Executive Directors and the performance remuneration of senior executives.

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

o Inbucon Administration Ltd were responsible for preparing Total Shareholder Return calculations for the purposes of the Company's Long Term Incentive Plan and this Remuneration Report. Inbucon Administration did not provide other advice or services to the Company; and

o Freshfields Bruckhaus Deringer advised the Company on compliance with the Directors' Remuneration Report Regulations and are the Company's main legal advisers.

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

     The Board has adopted, on the recommendation of the Remuneration Committee, a remuneration policy with the objectives set out below. It is intended that this policy shall to apply for 2004 and subsequent years:

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

     The Remuneration Committee regularly reviews all aspects of remuneration to ensure these remain appropriate. This report sets out the Company's policy on Executive Directors' remuneration for 2004 and, so far as practicable, for subsequent years. The inclusion in the report of remuneration policy in respect of years after 2004 is required by the Regulations. The Remuneration Committee is able to state its remuneration policy for 2004 with reasonable certainty, and this policy will continue in subsequent years unless changed by the Remuneration Committee. The Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Company's business environment and in remuneration practice. Any changes in policy for years after 2004 will be described in future Directors' Remuneration Reports; such which will continue to be subject to shareholder approval. All statements in this report in relation to remuneration policy for years after 2004 should be read in light of this paragraph.

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

     As a result of changes to the performance-related elements of remuneration in 2002 and to annual bonuses in 2003, the performance-related element of total potential remuneration has materially increased in recent years.

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

     Salaries are reviewed annually for each Executive Director, and revised salaries took effect from January 1, 2004 as follows:

A J Applegarth     (GBP)565,000          (2003 -(GBP)525,000)

D F Baker          (GBP)375,000          (2003 -(GBP)350,000)

R F Bennett        (GBP)375,000          (2003 -(GBP)350,000)

     The revised salaries of the Executive Directors have been benchmarked against salaries paid for similar positions in banks in the FTSE 100 Index and companies in positions 51-75 in the FTSE 100 Index.

Short term bonus scheme

     During 2003, Northern Rock operated a short term cash bonus scheme under which payments are made on an annual basis at the discretion of the Remuneration Committee. All of the Executive Directors and certain senior executives participate in this scheme.

     This cash bonus scheme relates to year-on-year increases in the Group's pre-tax profit on ordinary activities, with increases in pre-tax profits generating a bonus payment equal to a percentage of salary. Payment of one-third of the bonus will be subject to the Remuneration Committee's view of the participant's personal performance, and the remaining two-thirds relates to the performance of the business.

     During 2003, the bonus was capped at 75% of salary. On this basis, the bonus earned in respect of 2003 was 75% of salary. The bonus payable is reduced by the value of shares appropriated under the all-employee Inland Revenue Approved Share Incentive Plan for the year to the extent needed to ensure that the cap is not exceeded.

     For 2004 the Remuneration Committee will continue to operate the cash bonus scheme on the basis described above for 2003, save that the level of bonus payments will be directly linked to the percentage increase in profits during the year. Only where there is an increase in adjusted pre-tax profits will Executive Directors be eligible for a short term bonus. Every 1% increase in pre-tax profits generates a bonus payment equal to 5% of salary with a maximum of 75% of salary by way of bonus for 15% increase in profits. Bonuses will be paid on a sliding scale between these points.

Bonus matching plan

     Participants are also encouraged to identify with the interests of shareholders by investing some of their own funds in Northern Rock. Executive Directors (and other senior executives invited by the Remuneration Committee to participate) are entitled to elect for all or part of the after-tax amount of their annual cash bonus to be used to acquire shares which will be held for a period of three years; alternatively they may elect to deposit their own shares with an aggregate value not exceeding the cash amount of the after-tax bonus. At the end of the three year period, provided a participant has remained an employee of the Group, the shares will be released to the participant together with a number of additional shares, on the basis (before adjustment for tax) of one share free of charge for every one share left in trust for three years. Entitlement to the additional shares will normally be lost if the participant leaves employment except in certain "good leaver" circumstances. The value of any additional share awards is derived from annual bonus criteria and is dependent on corporate performance. The release of additional share awards is not dependent on satisfaction of a further performance condition.

     The bonus matching plan was operated in respect of 2003, resulting in the share awards described on page 100. The Remuneration Committee will continue to operate it in respect of 2004 and future years.

     The beneficial ownership of the additional shares transfers to the participant on the grant of an award. The additional shares will be forfeited if the participant ceases to be entitled to them except in certain "good leaver" circumstances. The participant will be entitled to any dividends paid on his additional shares during the restricted period. Prior to the amendment of the bonus matching plan in January 2003, participants were entitled to call for their additional share entitlement at the end of the restricted period, and were not entitled to dividends during that period.

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

     This deferred share scheme was operated in respect of 2003, resulting in the share awards described on page 102. The Remuneration Committee will continue to operate the deferred share scheme in respect of 2004 and future years.

Long term incentive plan

     All Executive Directors and certain senior executives participate in a long term incentive plan ("LTIP"), which was approved by shareholders in 1998. Awards have been made in 1998 and each subsequent year thereafter. The plan involves the grant of share awards, which can only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. The number of shares comprised in an award is calculated by reference to a percentage of salary, with the maximum award of shares being 100% of salary.

     Performance is measured over a three year period on the basis of total shareholder return ("TSR"), comparing the Company's performance to that of the companies in the FTSE 350 index at the date of an award. The extent to which an award is realizable depends on the Company's ranking in this comparison. Awards are released on a sliding scale between median and top quartile performance with 25 per cent of an award being released for median performance and 100 per cent of the award being released for a ranking within the top quartile. If the Group's performance is below the median, none of the shares in an award will vest. There is no re-testing of targets. The FTSE 350 Index was selected because, at the time the LTIP was approved in 1998, the Company's market capitalization placed it around the mid-point of the constituents of that Index. The Company joined the FTSE 100 Index in September 2001 and, during 2004 the Remuneration Committee will consider whether it would be more appropriate to change the rules of the LTIP to substitute the FTSE 100 Index for comparison purposes. There is also an earnings per share threshold, which requires that the Group's earnings per share growth over the three year period must exceed the growth in the UK Retail Prices Index by an average of at least 3% per annum. This performance condition is designed to ensure that the vesting level of LTIP awards is dependent on satisfactory year-on-year financial performance as well as above-median TSR ranking.

     The LTIP was operated in 2003, resulting in the share awards set out in the table on page 104. The Remuneration Committee will continue to operate it for Executive Directors in 2004 and future years. A separate share scheme, in substantially the same terms as the LTIP, has been adopted by the Remuneration Committee and is extended to 29 executives. Executive Directors are not eligible to participate in this scheme, and awards under it will be satisfied with existing shares only.

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

     (ii) the Employee Share Option Scheme, an Inland Revenue approved share option scheme under which options have been granted to substantially all employees. Under this scheme the aggregate exercise value of unexercised options may not exceed (GBP)30,000. Options under this scheme may not be exercised unless earnings per share of the Company has grown by more than 3% over the life of the option. This performance condition is designed to ensure that the exercisability of options is dependent on satisfactory year-on-year financial performance on a sustained basis; and

     (iii) the Share Incentive Plan ("SIP"), under which the maximum value of free shares awarded to employees cannot exceed (GBP)3,000. The value of share awards under this Scheme is dependent on the Company's profits. The SIP operates within specific tax legislation. Any payment made under the SIP together with any amount payable under the short term cash bonus scheme may not exceed 75% of salary.

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

     For death before retirement whilst in service, a capital sum equal to four times the annual rate of basic earnings excluding Director's fees is payable plus a return of member's contributions. In addition, a pension of 50% of the member's prospective pension at the age of 60, based on pensionable earnings at death, is payable to a surviving spouse providing the couple were married before retirement. On death before retirement after leaving the scheme a benefit of 50% of the member's deferred pension, re-valued to the date of death, is payable to a surviving spouse. For death in retirement, a spouse's pension of 50% of the member's pre-commutation pension is payable. In certain circumstances a children's allowance is payable, usually up to the age of 18 (or up to the age of 21 if they are in full-time education).

     Subject to the Trustees' approval, early retirement may be granted from the age of 50, or at any age due to ill-health. The pension is calculated at the date of retirement based on accrued pensionable service and final pensionable earnings at that date. The pension will then be actuarially reduced to take account of early payment by an amount of 0.25% for each complete month before normal retirement date. The Company and the Trustees have agreed that if Mr. Applegarth or Mr. Baker (having attained age 55) retire with the consent of the Company they will receive immediate payment of their accrued pension without the application of an actuarial reduction. If Mr. Applegarth or Mr. Baker elect to retire after attaining the age of 55 without the consent of the Company they will receive an immediate pension being the accrued deferred pension reduced by 3% for each year or proportionate part thereof by which retirement precedes age 60.

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

     The Company also operates an unapproved unfunded arrangement for Mr. Bennett (which is provided for in the Company's accounts and maintains pension entitlement from previous employment) to provide additional benefits to the main scheme. The unfunded arrangement is designed to ensure that the individual (or his spouse) will receive the level of pension benefit in respect of his eligible earnings in excess of the pensions "earnings cap", currently (GBP)99,000 (2002/03 - (GBP)97,200) per annum, which are not pensioned by the Northern Rock Pension Scheme. Mr. Bennett contributes 5% of his basic salary including those earnings in excess of the earnings cap. Mr. Bennett's pension will accrue at the rate of 1/36th of pensionable earnings for each year (and pro rata for each part year) of pensionable service from 1 November 1993 (date joined pension scheme). In addition, all pension calculations shall include pensionable service brought forward from previous employers of 19 years 5 months at a rate of accrual of 1/60th per annum and 5 years 1 month at a rate of accrual of 1/36th per annum.

     The total of the pension provided for Mr. Bennett at normal retirement date or at any age after his 55th birthday, where the retirement is by mutual consent or at the Company's request, shall be the maximum of two thirds of his uncapped final pensionable earnings. If retirement occurs between the ages of 50 to 60 without the consent of the Company, he may elect to receive an immediate pension being the accrued deferred pension with a maximum of two thirds of his uncapped final pensionable earnings reduced by 3% for each year (and proportionate for each part thereof) by which retirement precedes age 60. The aggregate of pension increases to be provided whether in deferment or in payment shall be the greater of 5% per annum or RPI if less, subject to any guaranteed minimum pension and the increases as granted by the Trustees of the scheme inclusive of any discretionary increases.

     Should Mr. Bennett die in service or in receipt of benefits under the Company's Permanent Health Insurance Scheme prior to age 60, a lump sum shall be paid of four times his earnings at death plus a return of his contributions. In addition, if he leaves a surviving spouse she shall receive a pension of four ninths of his uncapped final pensionable earnings. Any child or children under the age of 25 receiving full-time education would receive an allowance of one half of the entitlement of the surviving spouse. Should Mr. Bennett die whilst in receipt of a pension prior to his attainment of age 60, a lump sum of four times his earnings at retirement shall be payable. On death in receipt of a pension, any surviving spouse would receive a pension of two thirds of the pension Mr. Bennett would have been receiving at death, ignoring any pension commuted for a tax free cash sum.

     Any income tax or other related tax due on the Company's contribution to the unfunded arrangement which, under an uncapped arrangement, would not have been paid by Mr. Bennett, will be borne by the Company up to two thirds of the contribution amount. In addition, any income tax or related tax due on the cash sum commutation will be borne by the Company up to two thirds of the commutation amount.

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

Policy on Executive Directors' service contracts

     It is the policy of the Company that Executive Directors' service contracts can be terminated by 12 months' notice given to an Executive Director at any time. Each Executive Director can terminate his employment by giving 6 months' notice. All of the Executive Director's contracts may be terminated immediately by Northern Rock either with (for Mr. Baker and Mr. Bennett) the payment of liquidated damages equal to 12 months' salary and the value of annual bonus and benefits or (for Mr. Applegarth) a payment in lieu of notice equal to such amount. Each Executive Director would, in the event of a change of control of Northern Rock, be entitled to terminate his employment and receive a liquidated damages payment calculated on the same basis. The terms of reference to the Remuneration Committee make it clear that the Remuneration Committee seeks, in appropriate circumstances, to mitigate the amount of termination payments made to Executive Directors.

Performance graphs

     The performance graphs set out below illustrate the Company's Total Shareholder Return ("TSR") performance over the preceding five years, 1999 to 2003, compared with that of the FTSE 100 Index and the FTSE 350 Index and has been prepared in accordance with the Regulations. The FTSE 100 Index has been included for comparison purposes, because the company has been a constituent of this index since September 2001.

      FTSE 100

      [GRAPHIC OMITTED]

      [GRAPHIC OMITTED]

      FTSE 350


Service contracts

     Mr. Applegarth is employed under a service contract with the Company dated 1 March 2001. Mr. Applegarth's current annual salary is (GBP)565,000, and he is entitled under the contract to participation in the Company's bonus scheme, a company car (or allowance in lieu), membership of the Company's pension scheme, life assurance cover equal to four times salary, permanent health insurance, private medical insurance cover and the continuation of a mortgage at a concessionary rate (which was granted before the Company's conversion to plc status). Mr. Applegarth's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr. Applegarth. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

     (i)     100 per cent of basic annual salary;

     (ii) the amount of annual bonus paid in respect of the preceding financial year; and

     (iii) the annual cost to the Company of providing pension and all other benefits to which Mr. Applegarth is entitled under his contract.

     In addition, Mr. Applegarth may elect to terminate the contract on one month's notice given within six months following a change of control of the Company. In these circumstances, Mr. Applegarth would become entitled to a lump sum payment equal to the aggregate of:

     (i)     100 per cent of basic annual salary;

     (ii) the amount of annual bonus paid in respect of the preceding financial year; and

     (iii) the annual cost to the Company of providing pension and all other benefits specified in his service contract.

     Mr. Bennett is employed under a service contract with the Company dated August 26, 1997, which was amended by a supplemental agreement dated March 12, 1998. Mr. Bennett's current annual salary is (GBP)375,000. He is entitled to the same benefits as those specified above in relation to Mr. Applegarth, save that Mr. Bennett is entitled to special pension arrangements which are described on pages 93 and 94. Mr. Bennett's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr. Bennett. The Company may at its discretion elect to terminate the contract early by making a payment of liquidated damages calculated in the manner set out above in relation to Mr. Applegarth's post-change of control liquidated damages entitlement.

     In the event of a change of control of the Company, Mr. Bennett may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr. Applegarth.

     Mr. Baker is employed under a service contract with the Company dated August 26, 1997, which was amended by a supplemental agreements dated March 12, 1998 and July 1, 1999. Mr. Baker's current annual salary is (GBP)375,000. He is entitled to the same benefits as those specified above in relation to Mr. Applegarth (save that Mr. Baker has repaid the mortgage awarded to him before the Company's conversion to plc status, and is not entitled to a further mortgage on concessionary terms). Mr. Baker's contract is for an indefinite term ending automatically on his retirement date (age 60), but may be terminated by 12 months' notice given by the Company and 6 months' notice given by Mr. Baker. The Company may elect to terminate the contract by making a payment of liquidated damages calculated in the manner set out above in relation to Mr. Bennett. In the event of a change of control of the Company, Mr. Baker may elect to terminate the contract and receive a lump sum payment calculated in the manner set out above in relation to Mr. Applegarth.

Remuneration of Non-Executive Directors

     The remuneration of the Chairman and other Non-Executive Directors is determined by the Board as a whole on the basis of external independent advice.

     The Chairman's annual fee is (GBP)150,000. The Deputy Chairman's annual fee is (GBP)49,500 and he is also entitled to (GBP)12,500 for each Committee chairmanship. Non-Executive Directors receive an annual fee of (GBP)28,500. The fee payable for membership of each of the Audit, Risk and Remuneration Committees is (GBP)2,500 or, where a Non-Executive Director is chairman of a Board Committee, the additional annual fee payable to him is (GBP)12,500.

     With effect from April 27, 2004:

     (a) the committee membership fee of (GBP)2,500 will also apply to membership of Nominations Committee; and

     (b) Sir George Russell will receive a fee of (GBP)49,500 in respect of his role as senior independent director. The position of Deputy Chairman will not be filled following Dr Ridley's appointment as Chairman.

     The Chairman and Non-Executive Directors serve the Company under letters of appointment which are terminable by the Company at any time without liability for compensation; they do not have service contracts. The Chairman and Non-Executive Directors are entitled to fees from the Group and it is the Group's policy that they do not participate in bonus, incentive or pension schemes. However, Non-Executive Directors appointed prior to 1994 (see below) are deferred members of a non-contributory pension scheme established by Northern Rock Building Society under which pension entitlement accrued for each complete year of qualifying service subject to a maximum of 60% of qualifying fees. This scheme ceased to accrue benefits to deferred members after June 30, 1997.

Directors' individual remuneration

     Details of Directors' individual remuneration is set out below:

       Non-Executive Directors                              2003           2002
                                                        (GBP)000       (GBP)000
       Sir John Riddell, Bt.(Chairman)*                      150            130

       Dr MW Ridley (Deputy Chairman)                         77             50

       Sir David Chapman, Bt.                                 36             32

       N A H Fenwick (appointed November 12, 2003)             5              -

       Sir Ian Gibson (appointed 10 September 2002)           36             10

       N Pease                                                36             32

       Sir George Russell*                                    46             38

       D Wanless                                              36             32
                                                          ------         ------
                                                             422            324
                                                          ======         ======


* These Non-Executive Directors are deferred members of the non-contributory pension scheme which ceased to accrue benefits after June 30, 1997.

     Sir John Riddell was entitled with effect from January 2003 to a deferred pension of (GBP)14,341 (2002 - (GBP)13,392) and with effect from January 3, 2004 has commenced to receive a pension of (GBP)15,290.

     Sir George Russell was entitled with effect from October 2003 to a deferred pension of (GBP)10,771 (2002 - (GBP)9,952). This deferred pension commences on retirement as a Non-Executive Director on October 25, 2005, whichever is earlier.

         Executive Directors         Chief Executive      Chief Operating       Group Finance
                                                                  Officer            Director
                                                  AJ                   DF                  RF
                                          Applegarth                Baker             Bennett          Total
2003                                        (GBP)000             (GBP)000            (GBP)000       (GBP)000

Salaries and fees                                525                  350                 350          1,225
Bonus                                            394                  263                 263            920
------------------------------------------------------------------------------------------------------------
Total remuneration                               919                  613                 613          2,145
Non cash benefits                                 13                   10                  17             40
------------------------------------------------------------------------------------------------------------
Total emoluments                                 932                  623                 630          2,185
------------------------------------------------------------------------------------------------------------

2002
Salaries and fees                                425                  315                 315          1,055
Bonus                                            319                  236                 236            791
------------------------------------------------------------------------------------------------------------
Total remuneration                               744                  551                 551          1,846
Non cash benefits                                 15                   10                  15             40
------------------------------------------------------------------------------------------------------------
Total emoluments                                 759                  561                 566          1,886
------------------------------------------------------------------------------------------------------------


     There were no payments by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services.

     There were no amounts paid to the Executive Directors in respect of their qualifying services by way of expenses allowance that was chargeable to UK income tax.

     The nature of these non-cash elements is set out on page 94.

Bonus matching plan

     Details of the Ordinary Shares over which the Directors have conditional rights under the Bonus Matching Plan by year of grant are as follows:

Rights Under Bonus Matching Plan

                             Date     Rights held       Rights           Market        Rights       Rights       Date of
                          granted      under plan      granted         Price of      released         held        end of
                                               at       during           rights        during   under plan    qualifying
                                        31 Dec 02         2003       granted on          2003           At        period
                                                                        date of                  31 Dec 03
                                                                          grant
                                                                          (GBP)
A J Applegarth             Jan 00           3,240            -             3.13       (3,240)            -             -
                           Feb 01          18,663            -             4.65             -       18,663        Feb 04
                           Jan 02          23,723            -             6.66             -       23,723        Jan 05
                           Jan 03               -       52,253             6.10             -       52,253        Jan 06

D F Baker                  Jan 00           3,240            -             3.13       (3,240)            -             -
                           Feb 01          19,658            -             4.65             -       19,658        Feb 04
                           Jan 02          21,621            -             6.66             -       21,621        Jan 05
                           Jan 03               -       38,728             6.10             -       38,728        Jan 06

R F Bennett                Jan 00           6,922            -             3.13       (6,922)            -             -
                           Feb 01          22,273            -             4.65             -       22,273        Feb 04
                           Jan 02          21,621            -             6.66             -       21,621        Jan 05
                           Jan 03               -       38,728             6.10             -       38,728        Jan 06

L P Finn                   Jan 00          10,650            -             3.13      (10,650)            -             -
(former Director)          Feb 01          35,433            -             4.65             -       35,433        Feb 04



     The cost of these awards is being charged to the profit and loss account over the three year period to which they relate. In 2003 (GBP)557,329 was charged to the profit and loss account (2002 (GBP)301,594).

     Further awards have been granted in January 2004 at (GBP)7.40 per share as follows:

A J Applegarth........................................................53,208
D F Baker.............................................................35,472
R F Bennett...........................................................35,472

Rights Vested Under Bonus Matching Plan During 2003

                         Number of          Date on     Market price of each    Vesting       Market price
                          ordinary     which rights                 share at       date   of each share at
                            shares          awarded               award date                  vesting date
                                                                       (GBP)                         (GBP)
A J Applegarth               3,240           Jan 00                     3.13     Jan 03               6.10
D F Baker                    3,240           Jan 00                     3.13     Jan 03               6.10
R F Bennett                  6,922           Jan 00                     3.13     Jan 03               6.10
L P Finn                    10,650           Jan 00                     3.13     Jan 03               6.10
(former Director)


     Further awards have vested in January 2004 at (GBP)7.40 per share as follows:

A J Applegarth..........................................................18,663
D F Baker...............................................................19,658
R F Bennett.............................................................22,273
L P Finn (former Director)..............................................35,433


     There were no variations made in the terms and conditions of the Scheme interests during 2003.

     The value of the bonus matching award is derived from the annual bonus criteria (relating to the year on year increases in the Group's pre-tax profits on ordinary activities) and is therefore dependent on corporate performance. The release of bonus matching share awards at the end of the three year restricted period is not dependent on the satisfaction of a further performance condition.

Deferred share scheme

         Details of the Ordinary Shares over which the Directors have conditional rights under the Deferred Share Scheme by year of grant are as follows:

                       Date of    Rights held     Rights      Market     Rights   Rights held      Date of
                         grant      under the    granted    price of   released     under the       end of
                                      plan at     during        each     during       plan at   qualifying
                                    31 Dec 02       2003    share on       2003     31 Dec 03       period
                                                             date of
                                                               grant
                                                               (GBP)
A J Applegarth          Feb 01         19,658          -        4.65          -        19,658       Feb 04
                        Jan 02         27,778          -        6.66          -        27,778       Jan 05
                        Jan 03                    52,254        6.10          -        52,254       Jan 06

D F Baker               Feb 01         19,658          -        4.65          -        19,658       Feb 04
                        Jan 02         21,622          -        6.66          -        21,622       Jan 05
                        Jan 03                    38,730        6.10          -        38,730       Jan 06

R F Bennett             Feb 01         22,273          -        4.65          -        22,273       Feb 04
                        Jan 02         21,622          -        6.66          -        21,622       Jan 05
                        Jan 03                    38,730        6.10          -        38,730       Jan 06

     The cost of these awards is being charged to the profit and loss account over the three year period to which they relate. In 2003 (GBP)592,827 was charged to the profit and loss account (2002 (GBP)310,006).

     Further awards have been granted in January 2004 at (GBP)7.40 per share as follows:

A J Applegarth..........................................................53,208
D F Baker...............................................................35,472
R F Bennett.............................................................35,472

     No rights were released during 2003 and there were no variations made in the terms and conditions of the scheme interests during 2003.

     Rights were released in January 2004 at (GBP)7.40 per share as follows:

A J Applegarth..........................................................19,658
D F Baker...............................................................19,658
R F Bennett.............................................................22,273

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

Long term incentive plan


     Details of the Ordinary Shares over which the Directors have conditional rights under the Long Term Incentive Plan by year of grant are as follows:

Rights under long term incentive plan

                             Date      Rights     Rights      Market    Rights       Rights   Rights held          Date of
                          granted        held    granted    price of    lapsed     released    under plan           end of
                                        under     during        each    during       during            at      performance
                                      plan at       2003    share on      2003         2003     31 Dec 03           period
                                    31 Dec 02                date of
                                                               grant
                                                               (GBP)
A J Applegarth             Jan 00      62,025          -        3.16               (62,025)             -                -
                           Feb 01      44,516          -        4.65                      -        44,516           Feb 04
                           Jan 02      63,814          -        6.66                      -        63,814           Jan 05
                           Jan 03           -     86,066        6.10                      -        86,066           Jan 06


D F Baker                  Jan 00      62,025          -        3.16               (62,025)             -                -
                           Feb 01      44,516          -        4.65                      -        44,516           Feb 04
                           Jan 02      47,297          -        6.66                      -        47,297           Jan 05
                           Jan 03           -     57,377        6.10                      -        57,377           Jan 06


R F Bennett                Jan 00      70,443          -        3.16               (70,443)             -                -
                           Feb 01      50,436          -        4.65                      -        50,436           Feb 04
                           Jan 02      47,297          -        6.66                      -        47,297           Jan 05
                           Jan 03           -     57,377        6.10                      -        57,377           Jan 06


L P Finn                   Jan 00      75,210          -        3.16               (75,210)             -                -
(former Director)          Feb 01      26,746          -        4.65                      -        26,746           Feb 04


Rights vested during 2003

                                Number of       Date on which     Market price of         Vesting date     Market price of
                          ordinary shares      rights awarded       each share at                            each share at
                                                                       award date                             vesting date
                                                                            (GBP)                                    (GBP)
A J Applegarth                     62,025              Jan 00                3.16               Jan 03                6.10
D F Baker                          62,025              Jan 00                3.16               Jan 03                6.10
R F Bennett                        70,443              Jan 00                3.16               Jan 03                6.10
L P Finn                           75,210              Jan 00                3.16               Jan 03                6.10
(former Director)

     The cost of conditional awards is charged to the profit and loss account over the three year performance period to which they relate after taking account of the probability of performance criteria being met. In 2003
(GBP)911,525 was charged to the profit and loss account (2002 (GBP)1,041,488).

     The gross awards granted in 2001 shown above, matured in January 2004 and led to the release at (GBP)7.40 per share of 100% of shares originally awarded. Subject to the performance criteria being met, other awards may be exercised during the three month period commencing on the third anniversary of the award dates. The awards will lapse if they are not exercised during these times.

     Further awards have been granted in January 2004 at (GBP)7.40 per share as follows:

A J Applegarth.....................................................76,351
D F Baker..........................................................50,676
R F Bennett........................................................50,676

     The number of shares under Mr. L P Finn's outstanding awards were scaled down in accordance with the plan rules on his retirement in February 2001 to reflect the proportion of the performance period for which he was in service. Following this reduction the number of shares which vest on maturity is calculated on the same basis as for other participants.

     There were no variations made in the terms and conditions of the plan interests during 2003. The number of shares comprised in an award is calculated by reference to a percentage of salary, up to a maximum of 100% of salary. Shares may only be released if demanding performance targets are achieved and if the participant remains in employment, except in certain "good leaver" circumstances. Performance is measured over a three year period on the basis of Total Shareholder Return, comparing the Company's performance to that of the other companies in the FTSE 350 Index at the date of the award. See pages 95 and 96 for further details.


     Pensions

     Set out below are details of the pension benefits to which each of the Executive Directors is entitled.




                      Age at            Years &         Accrued         Accrued        Additional       Additional pension
                   31 Dec 03          months of         pension         pension           pension       entitlement earned
                                     service at  Entitlement at  Entitlement at       entitlement      during the year (in
                                      31 Dec 03       31 Dec 03       31 Dec 02     earned during     excess of inflation)
                                                    (Per Annum)     (Per Annum)          the year
                                                          (GBP)           (GBP)             (GBP)                    (GBP)

AJ Applegarth         41      20 years 2 months         176,458         135,764            40,694                   38,386

DF Baker              50      26 years 7 months         176,458         152,967            23,491                   20,891

RF Bennett            56      10 years 2 months         233,333         210,000            23,333                   19,763

                  Transfer value of     Transfer value of        Increase in            Transfer value of
                    accrued pension       accrued pension     transfer value          increase in accrued
                     entitlement at        entitlement at    less Directors'       pension entitlement in
                          31 Dec 03             31 Dec 02      contributions    excess of inflation (less
                                                                                Directors' contributions)
                              (GBP)                 (GBP)              (GBP)                        (GBP)
AJ Applegarth             1,216,374               614,608            575,516                      236,952

DF Baker                  1,979,205             1,065,663            896,042                      216,164

RF Bennett                3,789,807             2,654,812          1,117,495                      309,030



     The accrued pension entitlement is the amount that the Director would receive if he retired at the end of the year. The increase in the accrued pension entitlement is the difference between the accrued pension entitlement at the year end and that at the previous year end. The Listing Rules also require this to be disclosed excluding inflation.

     All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer values of the accrued pension entitlement represent the value of assets that the pension scheme would need to transfer to another pension provider on transferring the scheme's liability in respect of the Directors' pension benefits. They do not represent the sums payable to individual Directors and, therefore, cannot be added meaningfully to annual remuneration.

     The increase in the transfer value less Directors' contributions is the increase in the transfer value of the accrued pension entitlement during the year after deducting the Director's personal contributions to the scheme.

     The transfer value of the increase in accrued pension entitlement, required by the Listing Rules, discloses the current value of the increase in accrued pension entitlement (excluding inflation) that the Director has earned in the period, whereas the change in his transfer value, required by the Companies Act, discloses the absolute increase or decrease in transfer values and thus includes the change in value of the accrued pension entitlement that results from market volatility affecting the transfer value over the year, as well as the value of the additional accrued pension entitlement earned in the year.

     Including Mr. Bennett's unfunded arrangement he has an estimated accrued annual pension entitlement at 31 December 2003 of (GBP)233,333. This is based on his total pensionable service of 10 years 2 months and his pensionable service of 19 years 5 months at the rate of accrual of 1/60th per annum and 5 years 1 month at the rate of accrual of 1/36th and his pensionable earnings above the earnings cap. The contributions cost during the year in respect of this unfunded arrangement amounted to (GBP)77,950 for the Company and
(GBP)12,572 for Mr. Bennett.

Directors' interests in shares

The following Directors held a beneficial interest in the Company's Ordinary
Shares:


                                                                      Contingent Interests

                                                At            At             At            At            At             At
                                         24 Feb 04     31 Dec 03      31 Dec 02     24 Feb 04     31 Dec 03      31 Dec 02
Sir John Riddell, Bt.                       10,000        10,000         10,000             -             -              -
Dr M W Ridley                               26,200        26,200         12,200             -             -              -
Sir David Chapman, Bt.                       5,620         5,620          5,620             -             -              -
N A H Fenwick                                    -             -              -             -             -              -
Sir Ian Gibson                               2,000         2,000          2,000             -             -              -
N Pease                                      8,350         8,350          8,350             -             -              -
Sir George Russell                          36,755        36,755         36,755             -             -              -
D Wanless                                   20,500        20,500         20,500             -             -              -

Executive Directors
A J Applegarth                              79,668        58,941         38,890       488,655       388,725        263,417
D F Baker                                   59,657        52,458         39,659       346,995       309,207        239,637
R F Bennett                                 59,652        63,380         48,635       346,995       320,357        262,887

     Contingent interests represent Ordinary Shares over which the Directors have conditional rights under the Bonus Matching Plan, the Deferred Share Scheme and the Long Term Incentive Plan which is subject to stringent performance criteria being met as described above. Contingent interests on February 24, 2004 includes awards made since December 31, 2003 under the Bonus Matching Plan, the Deferred Share Scheme and the Long Term Incentive Plan for periods commencing on or after January 1, 2004.

Directors' share options

     Movements in options to subscribe for Ordinary Shares in the Company in which the Directors have an interest during the period January 1, 2003 to December 31, 2003 are as follows:

                             Option type          At     Exercised   Exercise            At     Date from       Expiry
                                              31 Dec       in 2003      price     31 Dec 03   which first         date
                                                  02                    (GBP)                 exercisable
AJ Applegarth         Sharesave Scheme 2       7,848             -       2.15         7,848      1 May 05     1 Nov 05
                     Share Option Scheme       4,854             -       6.18         4,854      1 Jun 01     1 Jun 08
D F Baker                    Sharesave 2       7,848             -       2.15         7,848      1 May 05     1 Nov 05
                     Share Option Scheme       4,854             -       6.18         4,854     1 June 01    1 June 08
R F Bennett                  Sharesave 2       4,505         4,505       2.15             -             -            -
                     Share Option Scheme       4,854         4,854       6.18             -             -            -
                             Sharesave 3           -             -       5.98         1,580      1 May 06     1 Nov 06


     For each unexercised option at the end of the year, the market price of each share at December 31, 2003 was (GBP)7.13, the highest market price during the year was (GBP)7.70 (May 30, 2003) and the lowest market price during the year was (GBP)5.68 (January 28, 2003).

     On January 28, 2004 A J Applegarth and D F Baker each exercised and sold 4,854 Share Option Scheme shares at a price of (GBP)7.40.

     The specific individual interests of Executive Directors are shown in the tables above. In addition the Directors are deemed to have an interest in shares held by Trusts for various executive and other employee share schemes at December 31, 2003 as follows:

     (i) Northern Rock Employee Trust holds 6,433,225 shares (31 Dec 02 - 5,817,922 shares); and

     (ii) Northern Rock Qualifying Employee Share Ownership Trust holds 2,056,063 shares (31 Dec 02 - 3,334,182 shares)

     No Executive Director option terms were varied during 2003 and no price was paid for any of the options in the table, other than the all employee Sharesave Scheme, where each Director pays (GBP)250 per month.

     Options listed in the table above are Inland Revenue approved schemes. The Employee Share Option Scheme was subject to an EPS target which was met in 2001. Options under the Sharesave Scheme do not have any performance conditions.

                                   EMPLOYEES

Employees

The average number of persons employed by Northern Rock and its subsidiaries during the last three years is set forth below:


                                                                     Full Time                     Part Time
                                                                     Employees                     Employees
                                                               ---------------------------    ---------------------------
                                                                 2003      2002      2001      2003      2002      2001
                                                               -------   --------  -------    ------    ------    -------
Northern Rock core businesses..............................     3,448     3,020     2,757       952      792       619
                                                               =======   ========  =======    ======    ======    =======

          ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


                              MAJOR SHAREHOLDERS

     Northern Rock is not directly or indirectly owned or controlled by another corporation or any foreign government. At December 31, 2003, no person was known by the Group to be the beneficial owner of more than 5% of the voting securities of Northern Rock.

     At December 31, 2003, The Northern Rock Foundation held 74.4 million Foundation Shares which carry no rights to dividends but rank pari passu with the ordinary shares in respect of other distributions and in the event of a winding up. Each Foundation Share carries the right to be converted into one Ordinary Share upon the occurrence of certain events, including when (i) an offer is made to some or all of the holders of Ordinary Shares which constitutes a takeover offer to acquire the whole or any part of the issued ordinary share capital of Northern Rock and (ii) the right to cast more than 50 percent of the votes which may ordinarily be cast on a poll at a general meeting becomes unconditionally vested in the offeror. For a further description of the Foundation Shares, see Item 9 of this report, "The Offer and Listing - The Foundation Shares".

     At May 21, 2004, 80,355 Ordinary Shares were held by U.S. registered holders and, based upon the share register, 167 U.S. persons were registered holders of the Ordinary Shares.


                          RELATED PARTY TRANSACTIONS

     At the end of the year the aggregate amounts outstanding in relation to loans from and other credit transactions with Northern Rock from Directors, their connected persons and Officers, and the number of persons concerned, were as follows:

                                                                         Directors               Officers
                                                                    --------------------   ---------------------
                                                                      2003       2002         2003       2002
                                                                    ---------  ---------   ---------   ---------
     Number of persons..............................................    6          6           13         12
     Aggregate amount...............................................(GBP)2.7m  (GBP)1.5m   (GBP)1.9m   (GBP)1.9m

     Northern Rock's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended December 31, 2003, amounted to
(GBP)19.3 million, as compared to (GBP)16.3 million for the year ended December 31, 2002. At December 31, 2003, the commitment in respect of amounts not yet paid was (GBP)10.0 million as compared to (GBP)8.7 million for the year ended December 31, 2002.

     Loans made to directors of Northern Rock and its controlled entities and to parties related to them are made in the ordinary course of business on normal terms and conditions (including interest rates and collateral). In respect of loans to executive directors, loans are made on the same terms and conditions (including interest rates and collateral) as apply to other employees and certain customers in accordance with established policy. These loans do not involve more than the normal risk of collectability or present any other unfavorable features. Northern Rock has procedures in place to comply with Sarbanes-Oxley rules in respect of these types of loans. These procedures are currently under evaluation in light of recent SEC rulemaking.

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

     Northern Rock has mortgage loans outstanding from its related companies. Movements in these loans and provisions in respect of them during the year were as follows:

     Cost:                                                                                     (GBP)m
     At January 1, 2003 and December 31, 2003...........................................         0.1

     Provisions:
     At January 1, 2003 and December 31, 2003...........................................         0.1

     Net book amount:
                                                                                         --------------------
     At December 31, 2003 and December 31, 2002.........................................         --
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

                        ITEM 8. FINANCIAL INFORMATION


Consolidated Statements and Other Financial Information

     See Item 3 and Item 18 herein for consolidated financial information regarding the Group. There has not been any significant change in the consolidated financial statements of the Group since December 31, 2003.

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


                      HISTORICAL SHARE PRICE INFORMATION

     The following table shows the high and low sales prices for the Ordinary Shares during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange for each business day during the calendar quarters indicated:

                                                              Ordinary Shares
                                                                of 25p each
                                               --------------------------------------------
                                                   High            Low             Volume
                                                -----------     ---------    --------------
                2004                                 p              p
                May*                                 748.50        718.00        51,885,841
                April                                789.00        743.00        74,412,217
                First Quarter                        789.00        710.00       226,083,277

                2003
                Fourth Quarter                       750.00        670.00       240,870,585
                Third Quarter                        726.00        659.00       221,383,085
                Second Quarter                       770.00        666.50       206,291,036
                First Quarter                        691.50        649.50       237,806,305

                2002
                Fourth Quarter                       724.50        604.00       187,658,400
                Third Quarter                        733.00        573.00       178,416,100
                Second Quarter                       740.00        635.00       115,148,600
                First Quarter                        712.50        631.00       102,125,400
                2001
                Fourth Quarter                       637.50        527.00       146,591,700
                Third Quarter                        641.00        485.00       102,103,900
                Second Quarter                       589.00        498.00        86,375,200
                First Quarter                        514.50        432.00       116,769,800
                2000
                Fourth Quarter                       460.00        400.00        46,643,600
                Third Quarter                        412.00        290.50        94,266,000
                Second Quarter                       365.50        308.25        69,337,300
                First Quarter                        381.50        265.00        91,634,900

                * To May 25, 2004

                       ITEM 10. ADDITIONAL INFORMATION


                      DESCRIPTION OF THE ORDINARY SHARES

     As of December 31, 2003, Northern Rock had 614.0 million Ordinary Shares having a nominal value of 25 pence each (the "Ordinary Shares") authorized and
421.2 million Ordinary Shares outstanding. All of the existing Ordinary Shares are in registered form. As of December 31, 2003, Northern Rock also has issued and outstanding 74.4 million Foundation Shares which are convertible into Ordinary Shares upon the occurrence of certain events as described below.

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

Sinking fund provision

     The Articles of Association of Northern Rock do not provide for a sinking fund with respect to the Ordinary Shares.

The Foundation Shares

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

     At December 31, 2003, Northern Rock plc had authorized share capital divided into 614.0 million Ordinary Shares of par value 25p each and had 421.2 million ordinary shares issued and outstanding.


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


                                   TAXATION


     The following summary of certain U.S. federal income and U.K. tax considerations is based on current U.S. federal income and U.K. tax law, and also on the income tax convention between the U.S. and the U.K. that entered into force on March 31, 2003 (the "New Treaty"). The New Treaty generally became effective with respect to withholding taxes on May 1, 2003, U.K. income and capital gains tax on April 6, 2003, U.K. corporation tax on April 1, 2003, and U.S. corporation tax on January 1, 2004. Investors may elect to have the income tax convention between the U.K. and the U.S. that entered into force in 1980 (the "Old Treaty") apply in its entirety for a twelve-month period from the date on which the New Treaty would otherwise apply. Investors should consult their own tax advisors regarding the application of the New Treaty, including the relevant effective dates of the New Treaty and any election to apply the Old Treaty.

     This summary deals only with original purchasers that will hold Ordinary Shares as capital assets, and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, financial institutions, insurance companies, tax-exempt entities, regulated investment companies, dealers in securities, traders in securities that elect to mark to market, persons holding Ordinary Shares as a position in a "straddle" or as part of a "hedging" or conversion transaction or for U.S. tax purposes, persons subject to the alternative minimum tax, and U.S. Holders (as defined below) that have a "functional currency" other than the U.S. dollar. Investors should consult their own advisers as to the tax consequences of the purchase, ownership and disposition of Ordinary Shares in light of their particular circumstances, including the effect of any state, local or other national laws.

     This summary describes only the U.S. federal income and U.K. tax considerations that are relevant to the acquisition, ownership, and disposition of Ordinary Shares by a holder that is a U.S. Holder (as defined below) and that is a resident of the United States for purposes of, and is fully entitled to benefits under, the

New Treaty. For purposes of this summary, the term "U.S. Holder" means a beneficial owner of an Ordinary Share (and of the dividends paid thereon) that is (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or
(iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions. This summary does not address the tax consequences to a holder of Ordinary Shares that is not a U.S. Holder. In addition, this summary does not address any aspect of the U.S. federal estate or gift tax consequences of an investment in the Ordinary Shares, nor does this summary address any aspect of state or local tax laws. Prospective investors that are not U.S. Holders should consult their own tax advisors.

   Dividends

     The gross amount of distributions paid to U.S. Holders generally will be treated as taxable dividend income to such U.S. Holders, to the extent paid out of current and accumulated profits of Northern Rock, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds Northern Rock's current and accumulated earnings and profits for a taxable year (as so determined), the distribution will first be treated as a tax-free return of capital, causing a reduction in the U.S. Holder's tax basis in the Ordinary Shares, and the balance in excess of the U.S. Holder's adjusted tax basis will be taxed as capital gain recognized on a deemed sale or exchange of the Ordinary Shares.

     Distributions received with respect to the Ordinary Shares (to the extent that such distributions constitute dividends) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations under the Code. Such income is generally taxed as ordinary income. However, dividends paid to a U.S. Holder that is an individual, trust, or estate in taxable years beginning after December 31, 2002 and before January 1, 2009 may be eligible for the preferential rate of taxation generally applicable to "qualified dividend income" and, in such event, will be taxable at a maximum tax rate of 15%, provided that the Ordinary Shares are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and certain other conditions are met. The amount of the qualified dividend income, if any, paid by Northern Rock to a U.S. Holder that may be subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. Holder's foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend. The U.S. Internal Revenue Service is expected to provide guidance concerning these rules in the future.

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

     U.K. companies such as Northern Rock are not required to withhold tax at source from dividend payments made or from any amount (including any amounts in respect of accrued dividends) distributed on a winding up.

     Passive Foreign Investment Company Rules

     In general, a non-U.S. company is a passive foreign investment company ("PFIC") in any taxable year in which, after taking into account the income and assets of current subsidiaries, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income. If Northern Rock were a PFIC in any year during which a U.S. Holder owned Ordinary Shares, dividend income on the Ordinary Shares would not constitute qualified dividend income and therefore would be subject to higher rates of tax. In addition, the U.S. Holder would be subject to additional taxes on any gain realized from the sale or other disposition of the Ordinary Shares. Northern Rock believes that it is not, and does not expect to become, a PFIC for U.S. federal income tax purposes. A determination as to whether a non-U.S. company is a PFIC must be made on an annual basis at the end of each taxable year, and Northern Rock's status could change depending on, among other things, changes in its activities and assets and upon the gross receipts and assets of corporations in which Northern Rock owns a 25% or more interest, but which Northern Rock does not control. Accordingly, no assurance can be given that Northern Rock will not be considered a PFIC in the current or any future years. Investors should consult their tax advisors as to the consequences of an investment in a PFIC.

     Capital Gains

     A Holder of an Ordinary Share that is not resident (and, in the case of an individual, not ordinarily resident) in the United Kingdom for tax purposes normally will not be liable for U.K. taxation on any capital gain realized on the disposal of an Ordinary Share unless such Holder carries on a trade, profession or vocation through a branch or agency (or, in the case of a Holder which is a company, which carries on a trade through a permanent establishment) in the United Kingdom and such Ordinary Share is or has been used for the purposes of such trade, profession or vocation or such Ordinary Share is or has been used, or acquired, for the purposes of such branch, agency or permanent establishment.

     Upon the sale or exchange of an Ordinary Share, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the holder's adjusted tax basis in the Ordinary Share. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Ordinary Shares for more than one year at the time of the disposition. In the case of a U.S. Holder that is an individual, trust or estate, long-term capital gains realized upon a disposition of the Ordinary Shares after May 5, 2003 and before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum U.S. federal income tax rate of 15%. Gains realized by a U.S. Holder generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

     U.K. stamp duty or stamp duty reserve tax will normally be payable on or in respect of transfers of the Ordinary Shares and accordingly any holder who acquires or intends to acquire Ordinary Shares is advised to consult his own professional advisers in relation to U.K. stamp duty and stamp duty reserve tax.

     Information Reporting and Backup Withholding

     Dividends on, and proceeds from the sale or other disposition of, the Ordinary Shares paid to a U.S. Holder generally may be subject to information reporting requirements and may be subject to backup withholding unless the holder either (i) establishes that it is a corporation or other exempt holder, or (ii) provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.


                             DOCUMENTS ON DISPLAY

     Reports, statements or other information filed by Northern Rock with the Securities and Exchange Commission ("SEC") may be read and copied in the SEC's public reference room in Washington, D.C. Copies of such documents are also available by writing to the SEC and paying a duplicating fee. For further information regarding the SEC's public reference room, the SEC may be telephoned on 1-800-732-0330.

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

     The Audit Committee reports to the Board on all matters relating to regulatory, prudential and accounting matters affecting the Group. It is also responsible for ensuring that an effective system of internal control is maintained. It receives regular reports on matters within its terms of reference from the External Auditors, the Chief Internal Auditor and the Group Compliance function.

     The Risk Committee reports to the Board on all significant matters relating to the Group's risk strategy and policies. It is also responsible for reviewing credit risk, interest rate risk, liquidity risk and operational risk exposures as well as capital adequacy.

     The Management Board comprises the Executive Directors and other senior executives. It facilitates the Group's effective operation so that it meets its strategic and operational objectives. The Asset and Liability Committee oversees the management and review of the Group's Balance Sheet risk profile together with the Group's liquidity and Operational Risk profile.

     The director of Risk works with management to identify and assess the key risk exposures of existing and new business activities and assists business functions to formulate and implement appropriate risk management policies, methodologies and infrastructure. Each business area is responsible for the identification and quantification of their particular risk exposures and implementing risk management policies and procedures agreed by the Management Board and the Board.

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

     The table below presents an analysis of short-term assets versus short-term liabilities as at December 31, 2003 and 2002.

                                                                                                At December 31,
                                                                                          -------------------------
                                                                                             2003           2002
                                                                                          ----------   ------------
                                                                                               ((GBP) millions)
     Short-term assets (maturities 1 year or less):
          Cash.....................................................................            11.6          10.7
          Loans and advances to banks..............................................         3,450.2       2,523.5
          Loans and advances to customers..........................................           853.3         875.3
          Debt securities..........................................................           655.4         779.4
                                                                                          ----------   ------------
               Total short-term assets.............................................         4,970.5       4,188.9
                                                                                          ==========   ============

     Short-term liabilities (repayable in 1 year or less):
          Deposits by banks........................................................         1,283.2       1,046.7
          Customer accounts........................................................        16,781.2      15,429.0
          Debt securities in issue.................................................         9,346.5       6,782.7
          Subordinated liabilities.................................................            --            --
          Other liabilities........................................................           339.6         393.8
                                                                                          ----------   ------------
               Total short-term liabilities........................................        27,750.5      23,652.2
                                                                                          ==========   ============

      The ratio of short-term assets to short-term liabilities at December 31, 2003 and December 31, 2002, were 17.9% and 17.7%, respectively.

Credit Risk

     Credit risk is the potential risk of financial loss arising from the failure of a customer or counterparty to settle its financial and contractual obligations. Credit risk occurs mainly in the Group's loans and investment assets, and in derivative contracts. Prudent risk management is essential to ensure that the Group's cost advantage is not undermined by poor quality loans. Loss provisions for the year ended December 31, 2003, were (GBP)48.7 million, representing 0.19% of average loans and advances to customers compared with 2002 when loss provisions were (GBP)43.1 million (0.19% of average loans and advances to customers). See "Selected Statistical Information--Allowance for Loan Losses" above.

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

     Northern Rock's strategy is also designed to manage the quality of its residential mortgage portfolio as it grows. Accordingly, the Group reviews several key risk factors in managing the portfolio to ensure prudent new lending. Such factors include:

          o Emphasis on next time buyers and remortgage customers relative to first time buyers: In Northern Rock's experience customers who have proven repayment records represent lower risk. Of Northern Rock's gross new residential mortgage lending in 2003, 37% was to next time buyers and 40% to remortgage customers.

          o Loan size: Northern Rock's policy matches maximum loan-to-value ratios ("LTV") with permissible property values. Purchases up to
     (GBP)250,000 attract a maximum LTV of 95%, whereas purchases over
     (GBP)250,000 attract a maximum of 90%. During 2003 only 4% of new residential mortgage advances were over (GBP)500,000.

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

     An Operational Risk Committee, comprising senior management of all of the main business functions has been established to monitor all aspects of operational risk.

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

     The sensitivity of earnings to changes in interest rates is measured by comparing forecast net interest income over a 12 month period under two interest rate scenarios, a 1% parallel increase and decrease in all yield curves. Forecasts are based on measuring the sensitivity of net interest income for all on-balance sheet and derivative instruments while maintaining a consistent balance sheet size and structure throughout the simulation period. Forecasts include the effect on net interest income of those instruments which have embedded optionality. Forecasts also include other simplifying assumptions, such as no management action in response to a change in interest rates. An immediate hypothetical 1% parallel increase and decrease in all yield curves on January 1, 2004, would result in a decrease of (GBP)15 million and an increase of (GBP)7 million, respectively, in planned net interest income for the twelve months to December 31, 2004.

     Interest Rate Sensitivity Gap

     The following table shows the contractual re-pricing terms for each category of asset and liability, together with management's estimate of the interest rate sensitivity gap for the Group as at December 31, 2003. This does not reflect the potential impact of early repayment or withdrawal. Transactions without defined contractual re-pricing terms are shown according to management's expectations. Positions may not be reflective of those in subsequent periods. Major changes in positions can be, and are, made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

                                                        After       After      After
                                                      3 months    6 months    1 year                  Non-
                                                         but         but       but                 Interest
                                            Within     within      within     within      After     Bearing
                                           3 months   6 months     1 year    5 years     5 years     funds        Total
                                          ---------- ----------  --------- ----------   ---------   --------  ------------
                                                                ((GBP) millions, except percentages)
Assets
Loans and advances to banks..........       3,443.2        7.0        -          -           -          -        3,450.2
Loans and advances to customers......       7,410.1    2,423.6    4,216.7   12,480.4     1,671.3        -       28,202.1
Investment securities................       3,119.8       26.4      120.3    1,248.6        81.2        -        4,596.3
                                          ---------- ----------  --------- ----------   ---------   --------  ------------
Interest earning assets..............      13,973.1    2,457.0    4,337.0   13,729.0     1,752.5        -       36,248.6
Other earning assets.................           -         -          -          -           -         911.6        911.6
                                          ---------- ----------  --------- ----------   ---------   --------  ------------
Total assets.........................      13,973.1    2,457.0    4,337.0   13,729.0     1,752.5      911.6     37,160.2
                                          ========== ==========  ========= ==========   =========   ========  ============
Liabilities
Deposits by banks....................       1,350.1      107.4        2.0        2.0         -          -        1,461.5
Customer accounts....................      12,582.1    1,302.5    3,001.9    1,910.8         -          -       18,797.3
Debt securities in issue.............      11,539.4    1,492.6       23.0        5.1         -          -       13,060.1
Subordinated liabilities.............       1,168.3      281.5        -          -         169.7        -        1,619.5
                                          ---------- ----------  --------- ----------   ---------   --------  ------------
Interest bearing liabilities.........      26,639.9    3,184.0    3,026.9    1,917.9       169.7        -       34,938.4
Other liabilities....................           -          -          -          -           -        833.9        833.9
Shareholders' equity.................           -          -          -          -           -      1,387.9      1,387.9
                                          ---------- ----------  --------- ----------   ---------   --------  ------------
Total liabilities....................      26,639.9    3,184.0    3,026.9    1,917.9       169.7    2,221.8     37,160.2
Off balance sheet items affecting
    interest rate sensitivity........     (13,027.1)     882.7       93.4   10,703.7     1,347.3        -            -
                                          ---------- ----------  --------- ----------   ---------   --------  ------------
                                           13,612.8    4,066.7    3,120.3   12,621.6     1,517.0    2,221.8     37,160.2
                                          ========== ==========  ========= ==========   =========   ========  ============
Interest rate sensitivity gap........         360.3   (1,609.7)   1,216.7    1,107.4       235.5   (1,310.2)         -
Cumulative interest rate
    sensitivity gap..................         360.3   (1,249.4)     (32.7)   1,074.7     1,310.2        -            -
Cumulative interest rate sensitivity
   gap as a percentage of interest
   earning assets....................           1.0%     (3.4%)     (0.1%)        3.0%       3.6%       -            -

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

     The table below sets forth the value in sterling of all assets and liabilities of the Group denominated in a currency other than sterling at December 31, 2003 and 2002. The figures in the table below should not be viewed as indicating the Group's exposure to foreign exchange risk due to the use of hedging instruments discussed above.

                                                                 Group
                                                         ---------------------
                                                            2003        2002
                                                         ---------    --------
                                                           ((GBP) millions)
Assets.................................................   2,362.3     1,597.4
Liabilities............................................   9,463.9     7,449.5

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

             Activity                                    Risk                                 Type of Hedge
-----------------------------------   ------------------------------------------    --------------------------------
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

Re-financing of wholesale funding.    Sensitivity to increase in interest rates.     Sell bond futures. Purchase
                                                                                     forward rate agreements. Sell
                                                                                     interest rate futures.

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

                                                                       Underlying         Positive          Negative
                                                                        Principal           Fair              Fair
                                                                         Amount            Values            Values
                                                                          2003              2003              2003
                                                                   -----------------   ---------------    -------------
                                                                                        ((GBP) millions)
Interest rate contracts:
Interest rate swaps.............................................         31,674.2           201.3             101.8
Forward rate agreements.........................................              5.0             -                 -
Exchange traded futures.........................................            385.5             -                 8.4
Caps, floors and options........................................             15.0             -                 -

Exchange rate contracts:
Cross currency swaps............................................          5,320.6           165.9             323.8
Forward foreign exchange........................................          2,471.1             1.9             112.1

     At December 31, 2003, the Group had not entered into any derivatives transactions with significant leveraging features. Derivatives which are combinations of more basic transactions (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features, for example, medium-term note issues based on equity indices or a multiple of an underlying asset or liability. Exposure to market risk on such contract is therefore fully hedged. Credit risk on these contracts is monitored within tightly defined risk limits on the basis of the contractual terms of the instruments, rather than the face or contract amount.

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

                  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Northern Rock has determined that the breadth of combined qualifications and experience of the Audit Committee members gives the Audit Committee the financial expertise necessary to discharge its responsibilities. There is no one member of its Audit Committee that is an "audit committee financial expert" within the meaning of applicable SEC rules. For further information, see "Item 6A. Directors, Senior Management and Employees - Board Practices - Corporate Governance - Audit Committee."

                           ITEM 16B. CODE OF ETHICS

     Northern Rock has a Code of Ethics applicable to all employees. This Code of Ethics was amended in 2003 and is now available upon request free of charge by contacting the Group Secretary at Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom. To the extent that there are any further amendments to or waivers from its Code of Ethics with respect to the Chief Executive Officer, Chief Financial Officer and Group Controller, Northern Rock will disclose such amendments and waivers on its website within five days of any such event.

               ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Information with respect to principal accountant fees and services can be found in Note 7 to the consolidated financial statements filed as part of this Annual Report.

     The Audit Committee of Northern Rock reviews and approves the nature and extent of any and all non-audit services provided by external auditors.

                  ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements filed as part of this Annual Report can be found at page F-1.

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

---------------------

(*) Incorporated by reference to Registration Statement No. 0-30848 (Declared effective on July 10, 2000).

Index to Financial Information

                                                                                                                               Page
                                                                                                                               ----

Statement of Directors' Responsibilities........................................................................................F-2
Report of PricewaterhouseCoopers, Independent Accountants.......................................................................F-3
Northern Rock plc
   Consolidated Profit and Loss Account for the years ended 31 December 2003, 2002 and 2001.....................................F-4
   Consolidated Balance Sheet at 31 December 2003 and 2002......................................................................F-5
   Consolidated Cash Flow Statement for the years ended 31 December 2003, 2002 and 2001.........................................F-6
   Notes to the Accounts........................................................................................................F-7


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




Report of Independent Accountants to the Board of Directors and Shareholders of Northern Rock plc

We have audited the accompanying consolidated balance sheets of Northern Rock plc and its subsidiaries (the "Group") as of December
31, 2003 and 2002 and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board
(United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at December 31, 2003 and 2002, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain material respects from accounting principles generally accepted in the United States of America. The application of the latter, after the restatement referred to in note 45, would have affected the determination of consolidated net profit expressed in pounds sterling for each of the three years in the period ended December 31, 2003 and the determination of consolidated shareholders' equity also expressed in pounds sterling at
December 31, 2003 and 2002, to the extent summarised in notes 45 and 46 to the consolidated financial statements.




PricewaterhouseCoopers LLP
Chartered Accountants
Newcastle upon Tyne, England
25 May 2004

Consolidated Profit and Loss Account
For the years ended 31 December
                                                                                    Note         2003           2002          2001
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (as restated) (as restated)
                                                                                               (GBP)m         (GBP)m        (GBP)m
Interest receivable
- interest receivable and similar income arising from debt securities                  4        159.1          164.0         184.8
- other interest receivable and similar income                                         4      1,279.9        1,238.3       1,290.7
- securitisation interest receivable                                                  17        696.0          415.3         245.6
- securitisation interest payable                                                     17       (538.3)        (323.7)       (205.4)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                              1,596.7        1,493.9       1,515.7
Interest payable                                                                       5     (1,164.8)      (1,117.2)     (1,180.5)
Income from equity shares and other variable yield securities                                    18.8           14.5          10.9
----------------------------------------------------------------------------------------------------------------------------------

Net interest income                                                                             450.7          391.2         346.1

Fees and commissions receivable                                                                 216.9          186.3         155.9
Fees and commissions payable                                                                    (43.1)         (28.8)        (28.1)
Other operating income                                                                           27.9           12.3           2.5
Surplus on sale of credit card portfolio                                               6          7.3              -             -
----------------------------------------------------------------------------------------------------------------------------------

Total other income                                                                              209.0          169.8         130.3

Total income                                                                                    659.7          561.0         476.4

Administrative expenses
- operating expenses                                                                           (177.8)        (156.0)       (139.6)
- non-recurring                                                                                  (5.6)          (2.3)            -
- covenant to The Northern Rock Foundation                                                      (19.3)         (16.3)        (14.8)
----------------------------------------------------------------------------------------------------------------------------------

Total administrative expenses                                                          7       (202.7)        (174.6)       (154.4)
Depreciation and amortisation
 - tangible fixed assets                                                                        (16.5)         (13.0)         (9.5)
 - goodwill                                                                           21         (3.6)          (1.5)            -

Operating expenses                                                                             (222.8)        (189.1)       (163.9)

Provisions for bad and doubtful debts                                                 10        (48.7)         (43.1)        (34.5)
Amounts written off fixed asset investments                                       18, 19         (1.4)          (2.6)         (1.5)
----------------------------------------------------------------------------------------------------------------------------------

Profit on ordinary activities before tax                                                        386.8          326.2         276.5

Tax on profit on ordinary activities                                                  11       (112.2)         (96.5)        (83.7)
----------------------------------------------------------------------------------------------------------------------------------

Profit on ordinary activities after tax                                                         274.6          229.7         192.8

Dividends                                                                             13        (96.3)         (83.4)        (71.0)

----------------------------------------------------------------------------------------------------------------------------------

Profit retained for the financial year                                                34        178.3          146.3         121.8
----------------------------------------------------------------------------------------------------------------------------------


Earnings per Ordinary Share                                                           14         66.6p          55.6p         46.2p
Fully diluted earnings per Ordinary Share                                             14         66.0p          55.1p         45.9p

There were no material gains or losses other than the profit shown above in any of the years presented.

All results arise from continuing operations.

The notes on pages F-7 to F-88 form an integral part of these accounts.

Consolidated Balance Sheet
At 31 December

                                                                                                  Note           2003         2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      (as restated)
                                                                                                               (GBP)m        (GBP)m
Assets

Cash and balances at central banks                                                                               11.6          10.7
Loans and advances to banks                                                                         15        3,450.2       2,523.5
Loans and advances to customers not subject to securitisation                                       16       27,355.8      24,365.0
Loans and advances to customers subject to securitisation                                           17       15,678.7       9,841.2
  Less: non-recourse finance                                                                        17      (14,832.4)     (9,254.6)
                                                                                                             28,202.1      24,951.6
Debt securities                                                                                     18        4,185.5       3,850.6
Equity shares and other variable yield securities                                                   19          410.8         414.7
Intangible fixed assets                                                                             21           30.7          34.3
Tangible fixed assets                                                                               22          179.1         152.7
Other assets                                                                                        23          125.4         124.4
Prepayments and accrued income                                                                      24          564.8         602.7

-----------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                                                 37,160.2      32,665.2
-----------------------------------------------------------------------------------------------------------------------------------

Liabilities

Deposits by banks                                                                                   25        1,461.5       1,205.2
Customer accounts                                                                                   26       18,797.3      17,944.3
Debt securities in issue                                                                            27       13,060.1       9,846.0
Other liabilities                                                                                   28          339.6         393.8
Accruals and deferred income                                                                        29          475.3         443.4
Provisions for liabilities and charges                                                              23           19.0           3.4
Subordinated liabilities                                                                            30        1,119.5       1,119.5
Reserve capital instruments                                                                         31          300.0         300.0
Tier one notes                                                                                      32          200.0         200.0
Total subordinated liabilities                                                                                1,619.5       1,619.5
Shareholders' funds
Equity
  Ordinary shares, 25p par value (authorised 614,000,000, issued 421,226,000)                       33          105.3         105.3
  Foundation shares, 25p par value (authorised 104,500,000, issued 74,333,500)                      33           18.6          18.6
  Share premium account                                                                             34            6.8           6.8
  Capital redemption reserve                                                                        34            7.3           7.3
  Profit and loss account                                                                           34        1,249.9       1,071.6

                                                                                                    35        1,387.9       1,209.6

-----------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                                            37,160.2      32,665.2
-----------------------------------------------------------------------------------------------------------------------------------

Memorandum items

Commitments                                                                                         36 (v)    1,018.5         519.6
-----------------------------------------------------------------------------------------------------------------------------------

The notes on pages F-7 to F-88 form an integral part of these accounts.

Consolidated Cash Flow Statement
For the years ended 31 December


                                                                                      Note          2003         2002          2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (GBP)m        (GBP)m        (GBP)m
Net cash inflow from operating activities                                              41          845.8        106.1       1,031.3

Returns on investments and servicing of finance                                        42          (86.9)       (68.4)        (64.5)
Taxation                                                                                           (96.0)       (91.4)        (81.2)
Capital expenditure and financial investment                                           42         (419.5)      (199.9)       (889.1)
Acquisitions and disposals                                                                         217.0       (127.6)            -
Equity dividends paid                                                                              (87.6)       (74.1)        (67.2)
-----------------------------------------------------------------------------------------------------------------------------------

Net cash inflow/(outflow) before financing                                                         372.8       (455.3)        (70.7)
Financing                                                                              42             -         725.0         185.0
-----------------------------------------------------------------------------------------------------------------------------------

Increase in cash                                                                       43          372.8        269.7         114.3
-----------------------------------------------------------------------------------------------------------------------------------

The notes on pages F-7 to F-88 form an integral part of these accounts.





Notes to the Accounts

1. Principal accounting policies
------------------------------------------------------------------------------------------------------------------------------------

Accounting convention

The accounts have been prepared under the historical cost convention and in accordance with the special provisions of Part VII of the Companies Act 1985 relating to banking companies and banking groups, applicable UK accounting standards and the Statements of
Recommended Practice issued by the British Bankers' Association.

Accounting policies are unchanged from 2002. The Group has made the additional disclosures required by the transitional arrangements of FRS 17 "Retirement Benefits", and has reclassified certain profit and loss account and balance sheet items as detailed in note 2.

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

Tangible fixed assets and depreciation

Depreciation is provided in order to write down fixed assets, which are included at cost, to their estimated residual value over their anticipated useful lives as follows:

Freehold land and buildings                100 years
Long leasehold land and buildings          Over the period of the lease up to 100 years
Short leasehold land and buildings         Unexpired period of the lease
Plant, equipment, fixtures and fittings
 - plant                                   30 years
 - furniture                               10 years
 - other                                   5 years
Computer equipment
 - PCs                                     3 years
 - other                                   5 years
Motor vehicles                             4 years

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

Assets in the course of construction are not depreciated until they have been completed and transferred to the appropriate category of tangible fixed assets. The costs of financing assets in the course of construction are not included in the costs of the assets.

Goodwill

Goodwill arises on the acquisition of subsidiary and associated undertakings. It represents the excess of cost over fair value of the Group's share of net assets acquired. It is capitalised as an intangible fixed asset and is amortised through the profit and loss account on a straight line basis over its expected useful economic life. The expected useful economic life is determined at the time of acquisition by considering the nature of the business acquired and the period of time over which the value of the business is expected to exceed the value of its net assets. This period is 10 years for recent acquisitions.




Notes to the Accounts

1. Principal accounting policies (continued)
------------------------------------------------------------------------------------------------------------------------------------

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

Securities

Debt securities and equity shares ("securities") are held with the intention of use on a continuing basis and are stated at cost, adjusted to exclude accrued interest at the date of purchase, less provision for any permanent diminution in value. A similar adjustment for accrued interest is made on realisation. Where the adjusted purchase price differs from the nominal value, the premium or discount is amortised or released on an effective yield basis over the period to maturity.

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

Pension costs

Northern Rock operates a Defined Benefit Scheme and a Defined Contribution Scheme. Contributions to the Northern Rock Defined
Benefit Pension Scheme are charged to the profit and loss account with the objective of spreading the cost over the employees'
working lives within the Scheme. Costs are based upon actuarial advice following the most recent valuation of the Scheme. The costs of the Defined Contribution Scheme are charged to the profit and loss account for the period in which they are incurred. FRS17
"Retirement Benefits" is being adopted under transitional arrangements.

Further information on pension arrangements is set out in note 8 to the accounts.

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





Notes to the Accounts

1. Principal accounting policies (continued)
------------------------------------------------------------------------------------------------------------------------------------

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

When a derivative no longer represents a hedge, because either the underlying asset, liability or position has been extinguished or derecognised, it is restated to market value. Any profit or loss is accounted for in interest income or expense. It is then either redesignated as a hedge of a different asset, liability or position, is disposed of, or the position is otherwise closed, and accounted for accordingly. Where a derivative is no longer a hedge because it ceases to be effective, it is restated to market value and any profit or loss arising is deferred and amortised into interest income or expense over the remaining life of the item previously being hedged.

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




Notes to the Accounts

1. Principal accounting policies (continued)
------------------------------------------------------------------------------------------------------------------------------------

Foreign currency transactions (continued)

Other assets and liabilities denominated in foreign currency are included at the rate of exchange current at the balance sheet date.

Exchange differences arising on currency conversion are dealt with in the profit and loss account.

Mortgage incentives

Incentive costs of discount, fixed rate and other similar mortgage products are expensed in equal annual amounts over the effective incentive clawback period for early redemption of these products. Early repayment charges, designed to recover incentive costs, are normally charged to customers on prepayment of loans within contractually agreed periods of time, i.e., the clawback period. Other forms of incentives, such as valuation fees which are not directly linked to the interest rate on the mortgage, are expensed through the profit and loss account as they are incurred.

All incentives which are not subject to incentive clawback periods and any excess cost of an incentive over and above the cost recoverable by the clawback are written off as incurred. The costs of mortgage incentives are charged against interest receivable.

Securitisation

Securitisation transactions are reported in accordance with FRS 5 "Reporting the Substance of Transactions". Where assets are sold under securitisation, if there is no significant change to the Group's rights and benefits to those assets and its exposure is limited to a fixed monetary ceiling, linked presentation is used. Under linked presentation, only the net amount of the Group's interests in the assets is consolidated, and the related gross amounts are shown on the face of the balance sheet. The interest attributable to the Northern Rock Group is included in the profit and loss account under the heading "interest receivable". The other income and expenses are included within "other operating income". Where the conditions for linked presentation are not met, the transactions are accounted for by separate presentation of the gross assets and the related funding, and all profit and loss transactions are included within the appropriate captions in the profit and loss account. The special purpose vehicles used for these transactions are accounted for as quasi subsidiaries (see note 17).

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

Notes to the Accounts

2. Securitisation - changes in presentation
------------------------------------------------------------------------------------------------------------------------------------

a) Interest payable on securitised bonds is deducted from interest receivable on securitised assets on the face of the profit and loss account using linked presentation. In previous years the linked presentation was included within other income but has now been changed to be included within interest receivable. This change has no impact on total income or profit and results in a more appropriate disclosure of net interest income.

b) Northern Rock retains an interest ("seller's share") in assets subject to securitisation via a master trust. In previous years the retained interest was included within loans and advances not subject to securitisation. This treatment has been revised so as to include such assets within loans and advances subject to securitisation (see note 17). This change has no impact on total assets.
The interest income received by Northern Rock in respect of the retained interest continues to be included within the profit and loss account heading "other interest receivable and similar income".





3. Reserve Capital Instruments - change in accounting policy
------------------------------------------------------------------------------------------------------------------------------------

Following the publication of UITF 33 "Obligations in Financial Instruments" on 14 February 2002, reserve capital instruments
("RCIs") are now reported on the balance sheet as a liability and the gross coupon payable recorded as interest payable. Until 2001,
RCIs were part of shareholders' funds and the coupon payable was shown as an after tax appropriation of profit. The effects of the change in accounting treatment during year ended 31 December 2002 on the results for 2001 were as follows:

                                                                                                                               2001
                                                                                                                             (GBP)m

Increase in interest expense                                                                                                  (18.7)
Reduction in taxation on profit on ordinary activities                                                                          5.6

Reduction in appropriation attributable to non-equity interests                                                                13.1
-----------------------------------------------------------------------------------------------------------------------------------
Net effect on profit attributable to ordinary shareholders                                                                        -
-----------------------------------------------------------------------------------------------------------------------------------


4. Interest receivable
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   2003          2002          2001
Other interest receivable and similar income                                                     (GBP)m        (GBP)m        (GBP)m

On secured advances                                                                                983.3        984.1       1,107.1
On other lending                                                                                   296.6        254.2         183.6
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                 1,279.9      1,238.3       1,290.7
-----------------------------------------------------------------------------------------------------------------------------------


Interest receivable and similar income arising from debt securities includes (GBP)2.9m relating to net losses (2002 (GBP)8.3m net losses, 2001 (GBP)3.6m net profits) on sales of available for sale securities (see note 45 (g)).


5. Interest payable
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                    2003          2002          2001
                                                                                                                       (as restated)
                                                                                                  (GBP)m        (GBP)m        (GBP)m

On retail customer accounts                                                                         559.5        575.6         640.0
On other deposits and loans                                                                         514.6        467.7         476.9
On subordinated liabilities                                                                          62.0         51.3          44.9
On reserve capital instruments                                                                       17.3         18.3          18.7
On tier one notes                                                                                    11.4          4.3             -
Total interest payable on subordinated liabilities                                                   90.7         73.9          63.6
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                  1,164.8      1,117.2       1,180.5
------------------------------------------------------------------------------------------------------------------------------------


Notes to the Accounts

6. Sale of credit card portfolio
------------------------------------------------------------------------------------------------------------------------------------

On 30 May 2003, the Group sold its credit card portfolio to The Co-operative Bank. The surplus on sale amounted to (GBP)7.3m and is recorded in other income. The credit card portfolio comprised approximately 90,000 accounts with outstanding balances of (GBP)217m.
As part of the agreement Northern Rock will offer credit cards, issued by The Co-operative Bank, to Northern Rock customers under the Northern Rock brand.





7.  Administrative expenses
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                    2003          2002          2001
                                                                                                  (GBP)m        (GBP)m        (GBP)m
Operating expenses
Wages and salaries                                                                                   85.1         72.0          64.1
Social security costs                                                                                 7.0          5.3           4.7
Other pension costs                                                                                   8.7          7.8           5.8
------------------------------------------------------------------------------------------------------------------------------------

Total staff costs                                                                                   100.8         85.1          74.6
Other administrative expenses                                                                        96.3         87.2          79.8
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                    197.1        172.3         154.4
------------------------------------------------------------------------------------------------------------------------------------

Other administrative expenses include the following:
Hire of equipment                                                                                     5.4          4.4           3.5
Property rentals                                                                                      2.8          3.8           3.8

Remuneration of auditors:          statutory audit                                                    0.9          0.8           0.6
                                   further assurance services                                         0.4          0.4           0.3
                                   other advisory services                                              -            -           0.1
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                      1.3          1.2           1.0
------------------------------------------------------------------------------------------------------------------------------------

Remuneration of auditors for audit work for the Company amounted to (GBP)0.6m (2002 (GBP)0.6m, 2001 (GBP)0.4m).

Included in "statutory audit" fees are the costs of the audit of the Group's U.K. financial statements, costs of the audit of the
Group's Form 20-F filings with the SEC and the audit of the financial statements of securitisation quasi-subsidiaries.

"Further assurance services" primarily relates to costs associated with new securitisation issues. The total for 2003 also includes the cost of advice in relation to preparations for the implementation of International Financial Reporting Standards.

It is the Group's policy to use the auditors on assignments in cases where their knowledge of the Group means that it is neither efficient nor cost effective to employ another firm of accountants.


Non-recurring expenses                                                                            (GBP)m        (GBP)m      (GBP)m
Wages and salaries                                                                                    0.5            -          -
Social security costs                                                                                 0.1            -          -
------------------------------------------------------------------------------------------------------------------------------------

Total staff costs                                                                                     0.6            -          -
Other administration expenses                                                                         5.0          2.3          -
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                      5.6          2.3          -
------------------------------------------------------------------------------------------------------------------------------------

Non-recurring costs in 2003 represents costs incurred in relation to the closure of certain branches and in 2002 costs incurred on the acquisition of the banking subsidiaries of Legal & General.


                                                               2003                        2002                       2001
                                                     -----------------------    -----------------------     -----------------------
                                                     Full time     Part time    Full time     Part time     Full time     Part time
Average number of staff
(including Executive Directors)
employed by the Group                                    3,448           952        3,020           792         2,757           619
-----------------------------------------------------------------------------------------------------------------------------------

Notes to the Accounts

8.  Pension commitments
-----------------------------------------------------------------------------------------------------------------------------------

The Company operates the Northern Rock Pension Scheme (the "Scheme") to provide retirement benefits for staff. Staff who joined the
Scheme before 1 July 1999 participate in the funded, contracted-out, defined benefit section of the Scheme unless they opt out.
Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the Scheme at that date, together with staff employed from 1 July 1999, participate in the contracted-in defined contribution section of the Scheme unless they opt out. The assets of both sections of the Scheme are held in a trustee-administered fund separate from the assets of Northern
Rock plc.

The Company has continued to account for pensions in accordance with SSAP 24. FRS 17 "Retirement Benefits" was issued in November
2000 but requires only phased transitional disclosures for the Company until the year ended 31 December 2005. These disclosures, to the extent not given in (a), are set out in (b) below.

(a) The most recent valuation of the Scheme was performed as at 5 April 2003 by Watson Wyatt LLP, consulting actuaries, using the projected unit method. The principal actuarial assumptions adopted in that valuation were that, over the long term, the rate of return on existing and future investments will exceed pension increases by 3.50% per annum and increases in pensionable earnings by
2.25% per annum. At 5 April 2003, the market value of the fund was (GBP)158.6m which represented 97.5% of the market value of the benefits that had accrued to the valuation date. The next full actuarial valuation is due to be carried out as at 5 April 2006.

During 2003, the Company paid employer's contributions of 14.8% of basic pensionable earnings until 5 April 2003 and 15.9% of basic pensionable earnings thereafter (2002 13.8% until 5 April 2002 and 14.8% thereafter, 2001 13.8%) in respect of the defined benefit section of the Scheme. In addition, members of the defined benefit section of the Scheme made employee contributions of 5% (2002 5%,
2001 5%). During 2003, the Company paid employer's contributions in respect of the defined contribution section of the Scheme at an average rate of 6.0% (2002 6.0%, 2001 5.9%). Additional National Insurance costs were also incurred as a result of the defined contribution section of the Scheme being contracted-in to SERPS. In addition, members of the defined contribution section of the
Scheme paid contributions at an average rate of 4.3% (2002 4.3%, 2001 4.2%).

The total pensions charge to the Group profit and loss account for 2003, as calculated by Watson Wyatt LLP, independent qualified actuaries, in respect of employer's contributions to the Northern Rock Pension Scheme, was (GBP)8.6m (2002 (GBP)7.7m, 2001
(GBP)5.4m), of which (GBP)7.0m was in respect of the defined benefit scheme (2002 (GBP)6.5m, 2001 (GBP)4.6m) and (GBP)1.6m in respect of the defined contribution scheme (2002 (GBP)1.2m, 2001 (GBP)0.8m). The charge for the defined benefit scheme in 2003 includes (GBP)3.6m arising from the underfunding of the Scheme adjusted for the level of prepayment (2002 (GBP)1.6m, 2001 (GBP)nil).
In accordance with SSAP 24, surpluses and deficiencies, adjusted for the level of prepayment, are being amortised over the average remaining service lives of the employees in the defined benefit scheme, estimated at 13 years.

The prepayment in relation to the Scheme at 31 December 2003 was (GBP)30.6m (2002 (GBP)32.1m, 2001 (GBP)nil).

(b) The valuation used for FRS 17 disclosures has been based on the most recent actuarial valuation at 5 April 2003 and updated by
Watson Wyatt LLP to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme at 31 December 2003.
Scheme assets are stated at their market value at 31 December 2003.

The financial assumptions used to calculate scheme liabilities under FRS 17 are:

                                                                                            2003              2002             2001

Discount rate                                                                              5.40%             5.60%            5.75%

Inflation rate                                                                             2.65%             2.30%            2.50%

Pensions in payment increases                                                              3.00%             3.00%            3.00%

Deferred pensions increases                                                                2.65%             2.30%            2.50%

Salary increases                                                                           4.40%             4.05%            4.25%






Notes to the Accounts

8. Pension commitments (continued)
------------------------------------------------------------------------------------------------------------------------------------

The assets in the Scheme and the expected rate of return were:

                                                    Long-term                  Long-term                   Long-term
                                                      rate of       Market       rate of        Market       rate of        Market
                                                       return      value at       return      value at        return      value at
                                                 expected at    31 Dec 2003  expected at   31 Dec 2002   expected at   31 Dec 2001
                                                  31 Dec 2003        (GBP)m  31 Dec 2002        (GBP)m   31 Dec 2001        (GBP)m

Equities                                                 8.1%          96.0         8.6%          79.6          7.8%          93.1
Bonds                                                    5.1%          74.9         4.5%          66.6          5.0%          34.3
Property                                                 6.8%           7.4         6.5%           7.6          6.4%           6.9
Cash                                                     3.8%           1.2         4.0%           0.4          4.0%           1.4
----------------------------------------------------------------------------------------------------------------------------------

Total                                                    6.8%         179.5         6.7%         154.2          7.0%         135.7
----------------------------------------------------------------------------------------------------------------------------------


                                                                             31 Dec 2003          31 Dec 2002          31 Dec 2001
                                                                                  (GBP)m               (GBP)m               (GBP)m
Scheme deficit:
Total market value of assets                                                       179.5                154.2                135.7
Present value of Scheme liabilities                                               (226.1)              (181.7)              (164.2)
-----------------------------------------------------------------------------------------------------------------------------------

Deficit in the Scheme                                                              (46.6)               (27.5)               (28.5)
-----------------------------------------------------------------------------------------------------------------------------------

Related deferred tax asset                                                          14.0                  8.3                  8.6
----------------------------------------------------------------------------------------------------------------------------------

Net pension liability                                                              (32.6)               (19.2)               (19.9)
-----------------------------------------------------------------------------------------------------------------------------------



Proforma reserves:                                                            31 Dec 2003         31 Dec 2002          31 Dec 2001
                                                                                   (GBP)m              (GBP)m               (GBP)m

Profit and loss reserve                                                           1,249.9             1,071.6                925.3

Pension liability                                                                   (32.6)              (19.2)               (19.9)
Less SSAP 24 pension fund prepayment net of related deferred tax
asset of (GBP)9.2m (2002 (GBP)9.6m, 2001 (GBP)nil)                                  (21.4)              (22.5)                    -
                                                                         ----------------------------------------------------------
Proforma profit and loss reserve if FRS 17 adopted                                1,195.9             1,029.9                905.4
                                                                         ----------------------------------------------------------

The position shown represents the funded status of the Scheme based on market conditions at 31 December 2003. Market related calculations such as these are subject to daily variations. The deficit disclosed does not represent a debt on the employer.
Contributions to the Scheme will continue to be determined in accordance with the Trustees' funding valuation, the next one being due in April 2006, or any interim valuations undertaken by the Trustees or the Company. The rules of the Northern Rock Pension
Scheme (final salary section) permit both employer and employee pensions contributions to be increased to meet part of any deficit.

The following disclosures show the amounts that would have been chargeable to the profit and loss account and to the statement of total recognised gains and losses if FRS 17 had been fully implemented in 2003.

Notes to the Accounts

8. Pension commitments (continued)
------------------------------------------------------------------------------------------------------------------------------------

Analysis of the amount chargeable to administrative expenses

                                                                                                              2003           2002
                                                                                                            (GBP)m         (GBP)m

Current service cost                                                                                           7.8            7.4
Past service cost                                                                                                -              -
---------------------------------------------------------------------------------------------------------------------------------

Total chargeable to administrative expenses                                                                    7.8            7.4
---------------------------------------------------------------------------------------------------------------------------------



Analysis of the amount chargeable to interest receivable

                                                                                                                2003           2002
                                                                                                              (GBP)m         (GBP)m

Expected return on pension scheme assets                                                                        10.5            9.6
Interest on pension scheme liabilities                                                                         (10.3)          (9.6)
------------------------------------------------------------------------------------------------------------------------------------

Net return                                                                                                       0.2              -
-----------------------------------------------------------------------------------------------------------------------------------

Analysis of the amount recognisable  in the statement of total recognised gains and losses

                                                                                                                2003           2002
                                                                                                              (GBP)m         (GBP)m

Actual return less expected return on pension scheme assets                                                     10.0          (28.3)
Experience gains and losses arising on Scheme liabilities                                                       (5.0)           1.0
Changes in assumptions underlying the present value of Scheme liabilities                                      (23.4)          (4.1)
------------------------------------------------------------------------------------------------------------------------------------

Actuarial loss recognisable in statement of total recognised gains and losses                                  (18.4)         (31.4)
------------------------------------------------------------------------------------------------------------------------------------


Movement in deficit during the year

                                                                                                                2003           2002
                                                                                                              (GBP)m         (GBP)m

Deficit in Scheme at 1 January                                                                                 (27.5)         (28.5)
Movement in year:
      Contributions paid by the Company                                                                          5.9           39.8
      Current service cost                                                                                      (6.8)          (7.4)
      Past service cost                                                                                            -              -
      Net return                                                                                                 0.2              -
      Actuarial loss                                                                                           (18.4)         (31.4)
------------------------------------------------------------------------------------------------------------------------------------

Deficit in Scheme at 31 December                                                                               (46.6)         (27.5)
------------------------------------------------------------------------------------------------------------------------------------

Notes to the Accounts

8. Pension commitments (continued)
-----------------------------------------------------------------------------------------------------------------------------------

History of experience gains and losses

                                                                                                              2003           2002

Difference between expected and actual return on Scheme assets
     Amount ((GBP)m)                                                                                          10.0          (28.3)
     Percentage of Scheme assets                                                                               5.6%         (18.4%)

Experience gains and losses on Scheme liabilities
     Amount ((GBP)m)                                                                                          (5.0)           1.0
     Percentage of present value of Scheme liabilities                                                        (2.2%)          0.6%

Total amount recognisable in statement of total recognised gains and losses
     Amount ((GBP)m)                                                                                         (18.4)         (31.4)
     Percentage of present value of Scheme liabilities                                                        (8.1%)        (17.3%)




9.  Directors' emoluments
-----------------------------------------------------------------------------------------------------------------------------------

Full details of Directors' remuneration and shareholdings are set out on pages 88 to 107 of this report.

Notes to the Accounts

10. Provisions for bad and doubtful debts
------------------------------------------------------------------------------------------------------------------------------------

                                                                                         On advances
                                                                                          secured on  On other         On
                                                                                         residential   secured  unsecured
                                                                                            property  advances      loans      Total
                                                                                              (GBP)m    (GBP)m     (GBP)m     (GBP)m
At 1 January 2001:
     Specific provision                                                                          6.5       1.4       10.8      18.7
     General provision                                                                          14.5       9.3        4.6      28.4
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                21.0      10.7       15.4      47.1
Profit and loss account:
Increase/ (decrease) in provisions during 2001:
     Specific provision                                                                          5.8       0.2       26.1      32.1
     General provision                                                                           0.1       0.4        3.1       3.6
Adjustment to provisions resulting from recoveries:
     Specific provision                                                                         (0.9)     (0.1)      (0.2)     (1.2)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 5.0       0.5       29.0      34.5
Amounts written off during 2001:
     Specific provision                                                                         (6.3)     (0.4)     (13.5)    (20.2)

At 31 December 2001:
     Specific provision                                                                          5.1       1.1       23.2      29.4
     General provision                                                                          14.6       9.7        7.7      32.0
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                19.7      10.8       30.9      61.4
On acquisition during 2002:
     Specific provision                                                                          0.3         -          -       0.3
     General provision                                                                           4.0         -          -       4.0
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 4.3         -          -       4.3
Profit and loss account:
Increase/(decrease) in provisions during 2002:
     Specific provision                                                                          3.4       0.2       28.1      31.7
     General provision                                                                           3.6      (1.3)      10.8      13.1
Adjustment to provisions resulting from recoveries:
     Specific provision                                                                         (1.1)        -       (0.6)     (1.7)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 5.9      (1.1)      38.3      43.1
Amounts written off during 2002:
     Specific provision                                                                         (5.0)        -      (20.9)    (25.9)

At 31 December 2002:
     Specific provision                                                                          2.7       1.3       29.8      33.8
     General provision                                                                          22.2       8.4       18.5      49.1
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                24.9       9.7       48.3      82.9
Profit and loss account:
Increase/(decrease) in provisions during 2003:
     Specific provision                                                                          4.8       1.4       26.1      32.3
     General provision                                                                           9.5       0.3       10.0      19.8
Adjustment to provisions resulting from recoveries:
     Specific provision                                                                         (0.7)        -       (2.7)     (3.4)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                13.6       1.7       33.4      48.7
Amounts written off during 2003:
     Specific provision                                                                         (3.7)     (0.8)     (25.8)    (30.3)

At 31 December 2003:
     Specific provision                                                                          3.1       1.9       27.4      32.4
     General provision                                                                          31.7       8.7       28.5      68.9
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                34.8      10.6       55.9     101.3
-----------------------------------------------------------------------------------------------------------------------------------

Notes to the Accounts

10. Provisions for bad and doubtful debts (continued)
------------------------------------------------------------------------------------------------------------------------------------

Interest has been suspended on impaired loans as follows:

                                                                                            On advances
                                                                                             secured on      On other
                                                                                            residential       secured
                                                                                               property      advances         Total
                                                                                                 (GBP)m        (GBP)m        (GBP)m

Interest suspended at 1 January 2001                                                                2.1          3.4           5.5
Movement in suspended interest during 2001:
Interest suspended                                                                                  0.9          0.3           1.2
Receipts of interest previously suspended                                                          (0.2)           -          (0.2)
Amounts written off                                                                                (0.7)           -          (0.7)

------------------------------------------------------------------------------------------------------------------------------------

Interest suspended at 31 December 2001                                                              2.1          3.7           5.8

Movement in suspended interest during 2002:
Interest suspended                                                                                  0.5          0.2           0.7
Receipts of interest previously suspended                                                          (0.3)        (0.2)         (0.5)
Amounts written off                                                                                (0.5)           -          (0.5)

------------------------------------------------------------------------------------------------------------------------------------

Interest suspended at 31 December 2002                                                              1.8          3.7           5.5

Movement in suspended interest during 2003:
Interest suspended                                                                                  0.6          0.4           1.0
Receipts of interest previously suspended                                                          (0.3)           -          (0.3)
Amounts written off                                                                                (0.2)        (0.2)         (0.4)

------------------------------------------------------------------------------------------------------------------------------------

Interest suspended at 31 December 2003                                                              1.9          3.9           5.8
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                2003          2002
                                                                                                              (GBP)m        (GBP)m
Advances on which interest has been suspended totalled:
Before provisions                                                                                               17.8          15.1
------------------------------------------------------------------------------------------------------------------------------------

After provisions                                                                                                15.3          13.6
------------------------------------------------------------------------------------------------------------------------------------

Notes to the Accounts

11. Tax on profit on ordinary activities
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                  2003          2002            2001
                                                                                                                       (as restated)
                                                                                                (GBP)m        (GBP)m          (GBP)m
The tax charge for the year comprises:
U.K. corporation tax
Current tax on profits for the year                                                               102.4         89.8           84.6
Adjustments in respect of prior years                                                              (5.8)        (0.9)         (11.0)
------------------------------------------------------------------------------------------------------------------------------------

Total current tax                                                                                  96.6         88.9           73.6
Increase in deferred taxation                                                                      15.6          7.6           10.1
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                  112.2         96.5           83.7
------------------------------------------------------------------------------------------------------------------------------------


A reconciliation of current tax on profit on ordinary activities at the standard U.K. corporation tax rate to the Group's actual current tax charge for each of the three years ended 31 December 2003, 2002 and 2001 is shown as follows:

                                                                                                   2003          2002          2001
                                                                                                                      (as restated)
                                                                                                 (GBP)m        (GBP)m        (GBP)m

Profit on ordinary activities before tax multiplied by the standard rate
of corporation tax in the UK of 30% (2002 30%, 2001 30%)                                           116.0         97.9          83.0
Effects of:
Expenses not deductible for tax purposes                                                             0.5          1.5           1.6
Current tax effect of timing differences                                                           (14.1)        (9.6)            -
Adjustments to tax charge in respect of previous periods                                            (5.8)        (0.9)        (11.0)

-----------------------------------------------------------------------------------------------------------------------------------

Current tax charge for period                                                                       96.6         88.9          73.6
-----------------------------------------------------------------------------------------------------------------------------------

A reconciliation of tax on profit on ordinary activities at the standard U.K. corporation tax rate to the Group's effective tax rate for each of the three years ended 31 December 2003, 2002 and 2001 is shown as follows:

                                                                                                    2003         2002          2001
                                                                                                                       (as restated)
                                                                                                  (GBP)m       (GBP)m        (GBP)m

Tax on profit on ordinary activities at standard U.K. corporation tax rate
of 30% (2002 30%, 2001 30%)                                                                        116.0         97.9          83.0
Effect of non-allowable provisions and other timing differences                                      2.0         (0.5)          0.4
Adjustment to prior year tax provisions                                                             (5.8)        (0.9)          0.3

-----------------------------------------------------------------------------------------------------------------------------------

Tax on profit on ordinary activities                                                               112.2         96.5          83.7
-----------------------------------------------------------------------------------------------------------------------------------

Effective rate                                                                                      29.0%        29.6%         30.3%

As indicated in notes 18 and 19, the aggregate market values of both debt securities and equity shares and other variable yield securities are in excess of their aggregate book values. This surplus has not been recognised in the accounts and accordingly no provision for the corresponding deferred tax liability has been made. In the event that these securities were to be sold for market value, an additional tax liability would arise. This would amount to (GBP)12.3m (2002 (GBP)15.6m).

Notes to the Accounts

12. Profit on ordinary activities after taxation
------------------------------------------------------------------------------------------------------------------------------------

Of the profit on ordinary activities after taxation attributable to ordinary shareholders, (GBP)227.3m (2002 (GBP)197.6m, 2001
(GBP)189.8m) has been dealt with in the accounts of the Company. As permitted by section 230 of the Companies Act 1985, the
Company's profit and loss account has not been presented separately.


13. Dividends
------------------------------------------------------------------------------------------------------------------------------------

                                                              2003          2002         2001         2003         2002       2001
                                                         pence per     pence per    pence per
                                                             share         share        share       (GBP)m       (GBP)m     (GBP)m
Ordinary Shares:
Interim (paid)                                               7.5           6.5           5.7          31.6         27.2       23.8
Final (proposed)                                            15.8          13.7          11.4          66.2         57.2       47.7
Less paid and payable to ESOP trusts (see note 23)                                                    (1.5)        (1.0)      (0.5)
------------------------------------------------------------------------------------------------------------------------------------

                                                            23.3          20.2          17.1          96.3         83.4       71.0
------------------------------------------------------------------------------------------------------------------------------------


14.  Earnings per Ordinary Share
------------------------------------------------------------------------------------------------------------------------------------

Earnings per Ordinary Share have been calculated by dividing the profit attributable to the holders of Ordinary Shares in Northern
Rock plc of (GBP)274.6m (2002 (GBP)229.7m, 2001 (as restated) (GBP)192.8m) by the weighted average number of Ordinary Shares in issue of 412.3m (2002 413.5m, 2001 417.0m).

The weighted average number of Ordinary Shares in issue has been determined after excluding shares held in trust for employee share schemes.

Fully diluted earnings per Ordinary Share have been calculated using the weighted average number of shares in issue together with
3.6m (2002 3.6m, 2001 3.1m) potentially dilutive shares resulting from options granted under employee share schemes.

15. Loans and advances to banks
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                2003          2002
                                                                                                              (GBP)m        (GBP)m
Repayable:
On demand                                                                                                      973.3         601.4
In not more than three months                                                                                2,469.9       1,904.1
In more than three months but not more than one year                                                             7.0          18.0
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                             3,450.2       2,523.5
------------------------------------------------------------------------------------------------------------------------------------

The Group is required to maintain balances with the Bank of England, which at 31 December 2003 amounted to (GBP)36.3m (2002
(GBP)31.2m).

Notes to the Accounts

16. Loans and advances to customers
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                2003           2002
                                                                                                              (GBP)m         (GBP)m
                                                                                                                       (as restated)
Advances secured on residential property                                                                    23,179.7       20,729.5
Other secured advances                                                                                         939.5          742.6
Unsecured loans                                                                                              3,236.6        2,892.9

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                            27,355.8       24,365.0
------------------------------------------------------------------------------------------------------------------------------------


Repayable:
On demand                                                                                                        2.2            1.3
In not more than three months                                                                                  232.0          208.3
In more than three months but not more than one year                                                           619.1          658.4
In more than one year but not more than five years                                                           4,241.9        4,068.7
In more than five years                                                                                     22,361.9       19,511.2
Less provisions (note 10)                                                                                     (101.3)         (82.9)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                            27,355.8       24,365.0
------------------------------------------------------------------------------------------------------------------------------------


17.  Securitisation
------------------------------------------------------------------------------------------------------------------------------------

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

Northern Rock plc has made interest bearing subordinated loans to the special purpose vehicles, the repayments of which are subordinated to the claims of the noteholders. In addition, mortgage indemnity guarantee (MIG) insurance is provided on certain loans to the vehicles purchasing residential mortgage loans by a subsidiary of Northern Rock plc. Since 1 January 2003, Northern
Rock plc has not taken out MIG insurance in respect of new loans. Existing cover remains in force. Northern Rock plc does not guarantee the liabilities of this subsidiary. In the Group accounts, a separate presentation of assets and liabilities has been adopted to the extent of the insurance cover provided by the subsidiary.

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

During the year, Northern Rock plc assigned portfolios of residential mortgage loans with a book value of (GBP)10.5 billion to
Granite Finance Trustees Limited. Granite Finance Funding Limited acquired, at book value, an interest in the trust property vested in Granite Finance Trustees Limited. This beneficial interest was acquired in three separate transactions, the first on 27 January
2003 for (GBP)3.0 billion, the second on 21 May 2003 for (GBP)2.5 billion and the third on 24 September 2003 for (GBP)2.2 billion.
Granite Finance Funding Limited funded its acquisitions through borrowings from its subsidiary companies, Granite Mortgages 03-1 plc, Granite Mortgages 03-2 plc and Granite Mortgages 03-3 plc. These companies principally funded their loans to Granite Finance
Funding Limited through the issue of mortgage backed fixed and floating rate notes.

17. Securitisation (continued)
------------------------------------------------------------------------------------------------------------------------------------

The balances of assets subject to securitisation and the associated non-recourse finance at 31 December 2003 are set out below.


Securitisation company                                    Date of securitisation         Gross assets  Non-recourse     Subordinated
                                                                                          securitised       finance       loans made
                                                                                                                        by the Group
                                                                                             (GBP)m       (GBP)m            (GBP)m
Residential:
Granite Mortgages 99-1 plc                                        1 October 1999               158.9          150.7                -
Granite Mortgages 00-1 plc                                          1 March 2000               344.2          332.4                -
Granite Mortgages 00-2 plc                                     25 September 2000               663.0          639.8              9.4
Granite Mortgages 01-1 plc                                         26 March 2001             1,019.5(1)       999.1              5.1
Granite Mortgages 01-2 plc                                     28 September 2001             1,114.4(1)     1,098.0              9.5
Granite Mortgages 02-1 plc                                         20 March 2002             1,951.2(1)     1,921.4             26.6
Granite Mortgages 02-2 plc                                     23 September 2002             2,335.1(1)     2,322.0             24.7
Granite Mortgages 03-1 plc                                       27 January 2003             2,662.4(1)     2,596.7             28.0
Granite Mortgages 03-2 plc                                           21 May 2003             2,345.5(1)     2,305.1             23.2
Granite Mortgages 03-3 plc                                     24 September 2003             2,326.7(1)     2,246.3             16.6
                                                                                  --------------------------------------------------

                                                                                            14,920.9       14,611.5            143.1

Retained interest in Granite Trustees                                                          308.5              -                -
                                                                                  --------------------------------------------------

Total residential                                                                           15,229.4       14,611.5            143.1
                                                                                  --------------------------------------------------


Commercial:
Dolerite Funding No. 1 plc                                          24 June 2002               396.5          371.8             19.8
Retained interest in Dolerite Trustees Limited                                                  52.8              -                -
                                                                                  --------------------------------------------------

Total commercial                                                                               449.3          371.8             19.8
                                                                                  --------------------------------------------------

Maximum extent of insurance cover
subsidiary                                                                                                  (150.9)
                                                                                  --------------------------------------------------

Total                                                                                       15,678.7       14,832.4            162.9
                                                                                  --------------------------------------------------



(1)  Represents the interest in the trust property at book value held by Granite Finance Funding Limited relating to the debt issued by these companies.

No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company retained (GBP)20 million from the proceeds of debt issuance to fund this reserve. This amount is repayable only after full repayment of the notes.

Interest income earned by Northern Rock plc in respect of the retained interest in Granite Trustees Limited and Dolerite Trustees
Limited is recorded in the profit and loss account within "other interest receivable and similar income".

Northern Rock plc does not own directly or indirectly any of the share capital of these companies or of their parent. The Group receives administration fees for servicing the mortgage portfolios together with any residual income arising after the claims of the bondholders and other creditors are met.

Note to the Accounts

17. Securitisation (continued)
------------------------------------------------------------------------------------------------------------------------------------

An aggregated summary of the results for the years ended 31 December 2003, 2002 and 2001, and summarised balance sheets as at 31
December 2003 and 2002 for the above companies are set out below.

                                                                                                    2003         2002          2001
                                                                                                  (GBP)m       (GBP)m        (GBP)m

Interest receivable                                                                                696.0        415.3         245.6
Interest payable                                                                                  (538.3)      (323.7)       (205.4)
Fixed rate swaps payable to Northern Rock                                                          (65.4)       (35.3)        (14.2)
Other swaps and interest payable to Northern Rock                                                  (34.7)       (18.5)         (8.3)
------------------------------------------------------------------------------------------------------------------------------------
Net interest receivable                                                                             57.6         37.8          17.7

Other income                                                                                         8.8          4.6           2.1
Administrative expenses payable to third parties                                                    (0.4)        (0.2)         (0.1)
Administrative expenses payable to Northern Rock                                                   (66.6)       (37.5)        (17.2)
Provisions for bad and doubtful debts                                                                0.6         (4.7)         (2.5)
------------------------------------------------------------------------------------------------------------------------------------
Profit for the financial period                                                                       -             -             -
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                 2003          2002
                                                                                                               (GBP)m        (GBP)m

Loans and advances to banks                                                                                   1,200.4         680.9
Loans and advances to customers                                                                              14,130.3       8,975.1
Amounts owed by Group companies                                                                                   4.2          62.7
------------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                                                 15,334.9       9,718.7
------------------------------------------------------------------------------------------------------------------------------------

Debt securities in issue                                                                                     14,983.3       9,464.9
Amounts owed to Group companies                                                                                 338.3         205.4
Other liabilities                                                                                                13.3          48.4
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                            15,334.9       9,718.7
------------------------------------------------------------------------------------------------------------------------------------

The interest attributable to the Northern Rock Group is included in the Group Profit and Loss Account under the heading, "Interest
Receivable". The other income and expenses are included within "Other Operating Income". The securitisation companies are accounted for as quasi subsidiaries (see note 1).

The balance sheets above reconcile to the linked presentation in the Group balance sheet as follows:

                                                                                                                2003           2002
                                                                                                              (GBP)m         (GBP)m
Loans and advances to banks                                                                                  1,200.4          680.9
Loans and advances to customers                                                                             14,130.3        8,975.1
Other liabilities                                                                                              (13.3)         (48.4)
Retained interest in Granite Trustees Limited and Dolerite Trustees Limited                                    361.3          233.6
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            15,678.7        9,841.2
------------------------------------------------------------------------------------------------------------------------------------

Debt securities in issue                                                                                    14,983.3        9,464.9
Maximum extent of insurance cover provided by subsidiary (included in other creditors - note 28)              (150.9)        (210.3)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                            14,832.4        9,254.6
------------------------------------------------------------------------------------------------------------------------------------

Notes to the Accounts

17. Securitisation (continued)
------------------------------------------------------------------------------------------------------------------------------------

In addition to the transactions above which are accounted for under linked presentation, Northern Rock assigned a portfolio of unsecured loans valued at (GBP)749.7m to Flint Receivables Trustees Limited on 8 December 2003. Flint Consumer Loans No. 1 Limited
purchased an interest valued at (GBP)595.0m in the trust property on the same date, funded by the issue of asset backed notes. The noteholders have a proportionate interest in each balance in the portfolio, and at 31 December 2003 this interest was valued at
(GBP)595.0m. This securitisation does not qualify for linked presentation and therefore the total portfolio is included within unsecured loans as part of loans and advances to customers not subject to securitisation. The funding giving rise to the noteholders' interest is included within debt securities in issue.


18.  Debt securities
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                  2003          2002
                                                                                      Book        Market          Book        Market
                                                                                     value         value         value         value
                                                                                    (GBP)m        (GBP)m        (GBP)m        (GBP)m
Investment securities
Issued by public bodies:
   Government securities                                                           1,143.2       1,162.6         959.2         996.9
Issued by other issuers:
   Bank and building society certificates of deposit                                 330.2         330.2         241.6         241.6
   Other debt securities                                                           2,712.1       2,726.1       2,649.8       2,668.5
------------------------------------------------------------------------------------------------------------------------------------

                                                                                   4,185.5       4,218.9       3,850.6       3,907.0
------------------------------------------------------------------------------------------------------------------------------------

Listed                                                                             3,804.0       3,837.4       3,520.0       3,576.3
Unlisted                                                                             381.5         381.5         330.6         330.7
------------------------------------------------------------------------------------------------------------------------------------

                                                                                   4,185.5       4,218.9       3,850.6       3,907.0
------------------------------------------------------------------------------------------------------------------------------------


Included in debt securities are assets valued at (GBP)nil (2002 (GBP)55.8m) that are subject to sale and repurchase agreements.


                                                                                                                   2003         2002
                                                                                                                 (GBP)m       (GBP)m

Due within one year                                                                                               655.4        771.1
Due one year and over                                                                                           3,530.1      3,079.5
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                4,185.5      3,850.6
------------------------------------------------------------------------------------------------------------------------------------

Unamortised premiums and discounts                                                                                 34.1         31.8
------------------------------------------------------------------------------------------------------------------------------------

Notes to the Accounts

18. Debt securities (continued)
------------------------------------------------------------------------------------------------------------------------------------

The movement on debt securities during the year was as follows:

                                                                                                                              (GBP)m
Cost:
At 1 January 2003                                                                                                           3,854.2
Additions                                                                                                                   4,626.8
Disposals                                                                                                                  (4,256.8)
Premiums net of discounts charged in the year                                                                                 (11.7)
Exchange adjustments                                                                                                          (22.0)
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 2003                                                                                                         4,190.5
------------------------------------------------------------------------------------------------------------------------------------

Provisions:
At 1 January 2003                                                                                                               3.6
Charged in year                                                                                                                 1.4
------------------------------------------------------------------------------------------------------------------------------------

At 31 December 2003                                                                                                             5.0
------------------------------------------------------------------------------------------------------------------------------------

Net book amount:
At 31 December 2003                                                                                                         4,185.5
------------------------------------------------------------------------------------------------------------------------------------

At 31 December 2002                                                                                                         3,850.6
------------------------------------------------------------------------------------------------------------------------------------


All debt securities are held with the intention of use on a continuing basis in the Group's activities and are classified as financial fixed assets.


19. Equity shares and other variable yield securities
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   2003                        2002
                                                                                      Book        Market          Book        Market
                                                                                     value         value         value         value
                                                                                    (GBP)m        (GBP)m        (GBP)m        (GBP)m
Investment securities
Listed                                                                               390.3         398.0         396.8         392.5
Unlisted                                                                              20.5          20.5          17.9          17.9
------------------------------------------------------------------------------------------------------------------------------------

                                                                                     410.8         418.5         414.7         410.4
------------------------------------------------------------------------------------------------------------------------------------

Notes to the Accounts

19. Equity shares and other variable yield securities (continued)
------------------------------------------------------------------------------------------------------------------------------------

The movement on equity shares and other variable yield securities during the year was as follows:

                                                                                                                              (GBP)m
Cost:
At 1 January 2003                                                                                                             416.2
Additions                                                                                                                      16.6
Disposals                                                                                                                      (2.9)
Exchange adjustments                                                                                                          (17.6)
------------------------------------------------------------------------------------------------------------------------------------

At 31 December 2003                                                                                                           412.3
------------------------------------------------------------------------------------------------------------------------------------

Provisions:
At 1 January 2003                                                                                                               1.5
Charged in year                                                                                                                   -
------------------------------------------------------------------------------------------------------------------------------------

At 31 December 2003                                                                                                             1.5
------------------------------------------------------------------------------------------------------------------------------------

Net book amount:
At 31 December 2003                                                                                                           410.8
------------------------------------------------------------------------------------------------------------------------------------

At 31 December 2002                                                                                                           414.7
------------------------------------------------------------------------------------------------------------------------------------

All equity shares and other variable yield securities are held with the intention of use on a continuing basis in the Group's activities and are classified as financial fixed assets.








20. Shares in Group undertakings
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                             Company
                                                                                                                              (GBP)m
Cost:
At 1 January 2003 and 31 December 2003                                                                                         217.2
------------------------------------------------------------------------------------------------------------------------------------

Provisions:
At 1 January 2003 and 31 December 2003                                                                                           4.3
------------------------------------------------------------------------------------------------------------------------------------

Net book amount:
At 31 December 2003 and 31 December 2002                                                                                       212.9
------------------------------------------------------------------------------------------------------------------------------------

The Company's interest in subsidiary undertakings are analysed as follows:

                                                                                                                     2003       2002
                                                                                                                   (GBP)m     (GBP)m

Credit institutions                                                                                                  50.0      172.3
Other                                                                                                               162.9       40.6
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                    212.9      212.9
------------------------------------------------------------------------------------------------------------------------------------


The principal subsidiaries of Northern Rock plc at 31 December 2003 are listed below, all of which are directly held and wholly owned by the Company, and all of which operate in their country of incorporation or registration.


                                                                                                                          Country of
                                                                                               Nature of               incorporation
                                                                                                Business             or registration

Northern Rock Mortgage Indemnity                               Provision of mortgage indemnity insurance                    Guernsey
Company Limited

Northern Rock (Guernsey) Limited                                                    Retail deposit taker                    Guernsey


In addition, Granite Mortgages 99-1 plc, Granite Mortgages 00-1 plc, Granite Mortgages 00-2 plc, Granite Mortgages 01-1 plc, Granite
Mortgages 01-2 plc, Granite Mortgages 02-1 plc, Granite Mortgages 02-2 plc, Granite Mortgages 03-1 plc, Granite Mortgages 03-2 plc,
Granite Mortgages 03-3 plc and Dolerite Funding No. 1 plc, all companies incorporated in England and Wales, and Granite Finance
Funding Limited, Granite Finance Trustees Limited and Dolerite Mortgages Trustee Limited, all companies incorporated in Jersey, have been accounted for as quasi-subsidiaries (see note 1).

Northern Rock acquired all the issued share capital of Legal & General Bank Limited (renamed Northern Rock Holdings No. 1 Limited)
and Legal and General Mortgage Services Limited (renamed Northern Rock Holdings No. 2 Limited) on 1 August 2002. On 9 November 2002
the assets and undertakings of each of these companies were transferred to Northern Rock plc, and neither have any continuing operations. During 2003, Northern Rock Holdings No. 1 Limited surrendered its permission under Part IV, Financial Services and
Markets Act 2000 to accept deposits and is therefore no longer regarded as a credit institution.





Notes to the Accounts


21. Intangible fixed assets
------------------------------------------------------------------------------------------------------------------------------------

Goodwill

                                                                                                                              (GBP)m
Cost:
At 1 January 2003 and 31 December 2003                                                                                          35.8
------------------------------------------------------------------------------------------------------------------------------------

Amortisation:
At 1 January 2003                                                                                                                1.5
Charge for the year                                                                                                              3.6
------------------------------------------------------------------------------------------------------------------------------------

At 31 December 2003                                                                                                              5.1
------------------------------------------------------------------------------------------------------------------------------------


Net book amount:
At 31 December 2003                                                                                                             30.7
------------------------------------------------------------------------------------------------------------------------------------

At 31 December 2002                                                                                                             34.3
------------------------------------------------------------------------------------------------------------------------------------


Notes to the Accounts

22. Tangible fixed assets
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                 Plant,
                                                              Land and buildings             equipment,
                                                                                              fixtures,     Assets in
                                                                        Long        Short    fittings & the course of
                                                      Freehold     leasehold    leasehold      vehicles  construction         Total
                                                        (GBP)m        (GBP)m       (GBP)m        (GBP)m        (GBP)m        (GBP)m
Cost:
At 1 January 2003                                         60.4          12.0           5.4          99.4         36.2         213.4
Additions                                                  0.4             -           0.1          29.8         13.3          43.6
Transfers                                                 21.6             -            -           22.2        (43.8)            -
Disposal                                                  (0.2)            -            -           (1.0)           -          (1.2)

------------------------------------------------------------------------------------------------------------------------------------

At 31 December 2003                                       82.2          12.0           5.5         150.4          5.7         255.8
------------------------------------------------------------------------------------------------------------------------------------

Depreciation and amortisation:
At 1 January 2003                                          8.1           5.2           4.6          42.8            -          60.7
Charged in year                                            0.6           0.1           0.2          15.9            -          16.8
Adjustments arising on disposals                             -             -            -           (0.8)           -          (0.8)

------------------------------------------------------------------------------------------------------------------------------------

At 31 December 2003                                        8.7           5.3           4.8          57.9            -          76.7
------------------------------------------------------------------------------------------------------------------------------------

Net book amount:
At 31 December 2003                                       73.5           6.7           0.7          92.5          5.7         179.1
------------------------------------------------------------------------------------------------------------------------------------

At 31 December 2002                                       52.3           6.8           0.8          56.6         36.2         152.7
------------------------------------------------------------------------------------------------------------------------------------

Land and buildings occupied for own use: 2003 (GBP)78.9m (2002 (GBP)59.9m).





Notes to the Account

23.  Other assets
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                 2003          2002
                                                                                                               (GBP)m        (GBP)m

Own shares                                                                                                       47.4          44.5
Other assets                                                                                                     78.0          79.9
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                125.4         124.4
------------------------------------------------------------------------------------------------------------------------------------


Own shares represents the amortised cost of shares acquired by employee share ownership plans ("ESOPs").

Northern Rock plc sponsors The Northern Rock Employee Trust, The Northern Rock Employee Profit Sharing Scheme and The Northern Rock
Qualifying Employee Share Ownership Trust which are discretionary trusts for the benefit of employees and former employees of
Northern Rock plc. The Company has provided funds to the trustees to enable them to purchase Northern Rock plc Ordinary Shares, which are used to satisfy options granted by the Company or to meet commitments arising under other employee share schemes. The cost of providing these shares is charged to the profit and loss account on a systematic basis over the period that the employees are expected to benefit. In accordance with the rules of The Northern Rock Qualifying Employee Share Ownership Trust, dividends on shares held by that trust are waived. At 31 December 2003 this trust held 2,056,063 shares (2002 3,334,182, 2001 2,808,182).

At 31 December 2003, a total of 9,239,017 shares were held by the trustees (2002 9,841,452, 2001 6,971,136) with a market value of
(GBP)66.1m (2002 (GBP)65.0m, 2001 (GBP)44.0m). These shares are excluded from the weighted average number of Ordinary Shares when calculating earnings per Ordinary Share (see note 14).


Notes to the Accounts

23. Other assets (continued)
------------------------------------------------------------------------------------------------------------------------------------

The full movement on deferred taxation recoverable/(payable) was as follows:


                                                                                                                2003           2002
                                                                                                              (GBP)m         (GBP)m
At 1 January                                                                                                    (3.4)           2.4
On acquisition during year                                                                                         -            1.8
Charge for year                                                                                                (15.6)          (7.6)
------------------------------------------------------------------------------------------------------------------------------------

At 31 December                                                                                                 (19.0)          (3.4)
------------------------------------------------------------------------------------------------------------------------------------


The amounts recoverable/(payable) in respect of deferred taxation relate to:
                                                                                                                2003           2002
                                                                                                              (GBP)m         (GBP)m

Excess of capital allowances over depreciation                                                                  (8.8)          (5.8)
Other timing differences                                                                                       (10.2)           2.4
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                               (19.0)          (3.4)
------------------------------------------------------------------------------------------------------------------------------------







Notes to the Accounts

24. Prepayments and accrued income
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                2003           2002
                                                                                                              (GBP)m         (GBP)m

Deferred mortgage incentives                                                                                   236.9          257.5
Accruals on derivatives                                                                                        111.5          141.7
Accrued interest                                                                                                65.5           61.5
Pension fund prepayment                                                                                         30.6           32.1
Other                                                                                                          120.3          109.9
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                               564.8          602.7
------------------------------------------------------------------------------------------------------------------------------------

Included above:
Deferred mortgage incentives chargeable to profit and loss account in more than one year                        99.9          143.0
------------------------------------------------------------------------------------------------------------------------------------

The movements on deferred mortgage incentives were as follows:

                                                                                                                2003           2002
                                                                                                              (GBP)m         (GBP)m

At 1 January                                                                                                   257.5          230.7
On acquisition during the year                                                                                     -            1.5
Additions                                                                                                      327.1          263.0
Amortisation                                                                                                  (347.7)        (237.7)
------------------------------------------------------------------------------------------------------------------------------------

At 31 December                                                                                                 236.9          257.5
------------------------------------------------------------------------------------------------------------------------------------

Additions to deferred mortgage incentives in the year is the amount that would have been charged to the profit and loss account for the year if incentives were not being amortised.


Notes to the Accounts

25.  Deposits by banks
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                 2003          2002
                                                                                                               (GBP)m        (GBP)m
Repayable:
On demand                                                                                                           -          47.7
In not more than three months                                                                                 1,157.3         933.0
In more than three months but not more than one year                                                            125.9          66.0
In more than one year but not more than five years                                                               22.0          36.5
In more than five years                                                                                         156.3         122.0
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                              1,461.5       1,205.2
------------------------------------------------------------------------------------------------------------------------------------





Notes to the Accounts


26.  Customer accounts
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                 2003          2002
                                                                                                               (GBP)m        (GBP)m

Retail funds and deposits                                                                                    16,342.8      15,336.1
Other customer accounts                                                                                       2,454.5       2,608.2
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                             18,797.3      17,944.3
------------------------------------------------------------------------------------------------------------------------------------

Repayable:
On demand                                                                                                     6,576.7       6,607.6
In not more than three months                                                                                 4,710.6       5,778.7
In more than three months but not more than one year                                                          5,493.9       3,042.7
In more than one year but not more than five years                                                            2,016.1       2,515.2
In more than five years                                                                                             -           0.1
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                             18,797.3      17,944.3
------------------------------------------------------------------------------------------------------------------------------------
The above amounts include balances on accounts on which an interest penalty option is available to investors requiring immediate withdrawals as follows:

                                                                                                                 2003          2002
                                                                                                               (GBP)m        (GBP)m

In not more than three months                                                                                 2,734.6       3,547.5
In more than three months but not more than one year                                                          5,115.4       2,728.4
In more than one year but not more than five years                                                            1,740.7       2,307.6


Notes to the Accounts

27. Debt securities in issue
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                  2003          2002
                                                                                                                (GBP)m        (GBP)m

Bonds and medium term notes                                                                                    7,141.2       5,197.0
Other debt securities in issue                                                                                 5,918.9       4,649.0
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                              13,060.1       9,846.0
------------------------------------------------------------------------------------------------------------------------------------

Debt securities in issue are repayable as follows:

Bonds and medium term notes
In not more than three months                                                                                  1,596.4         942.6
In more than three months but not more than one year                                                           1,844.2       1,212.1
In more than one year but not more than two years                                                                889.0       1,309.5
In more than two years but not more than five years                                                            2,507.6       1,497.8
In more than five years                                                                                          304.0         235.0
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                               7,141.2       5,197.0
------------------------------------------------------------------------------------------------------------------------------------


Other debt securities in issue
In not more than three months                                                                                  4,590.9       3,653.2
In more than three months but not more than one year                                                           1,315.0         974.8
In more than one year but not more than two years                                                                 11.0          20.0
In more than two years but not more than five years                                                                2.0           1.0
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                               5,918.9       4,649.0
------------------------------------------------------------------------------------------------------------------------------------





Notes to the Accounts


28.  Other liabilities
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                  2003          2002
                                                                                                                (GBP)m        (GBP)m
Amounts falling due within one year:
Income tax on interest                                                                                            10.1          16.6
Corporation tax                                                                                                   53.8          55.0
Other taxation and social security                                                                                 4.9           4.4
Dividends payable                                                                                                 65.3          56.6
Other creditors                                                                                                  205.5         261.2
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                 339.6         393.8
------------------------------------------------------------------------------------------------------------------------------------



29. Accruals and deferred income
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                  2003          2002
                                                                                                                (GBP)m        (GBP)m

Accrued interest                                                                                                 383.3         350.0
Accruals on derivatives                                                                                           29.7          32.2
Deferred income                                                                                                   32.9          13.5
Other accruals                                                                                                    29.4          47.7
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                 475.3         443.4
------------------------------------------------------------------------------------------------------------------------------------

Notes to the Accounts

30.  Subordinated liabilities
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                  2003          2002
                                                                                                                (GBP)m        (GBP)m
Dated
5.625% Subordinated bonds due 2015                                                                               300.0         300.0
11.734% Subordinated loan 2016                                                                                    20.0          20.0
5.75% Subordinated bonds due 2017                                                                                250.0         250.0
10 3/8% Subordinated bonds due 2018                                                                               50.0          50.0
9 3/8% Subordinated bonds due 2021                                                                               149.2         149.2

Undated
12 5/8% Perpetual subordinated notes                                                                              19.8          19.8
8% Undated subordinated notes                                                                                     61.5          61.5
6.75% Fixed rate step-up undated subordinated notes                                                              200.0         200.0
Floating rate undated subordinated notes                                                                          69.0          69.0
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                               1,119.5       1,119.5
------------------------------------------------------------------------------------------------------------------------------------


The 5.625% subordinated bonds due 2015 are not redeemable in the ordinary course of business before 13 January 2010.

The 11.734% subordinated loan 2016 is repayable in five equal annual instalments from 2012 to 2016.

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

The rights of repayment of holders of subordinated liabilities are subordinated to the claims of other creditors.

The dated subordinated liabilities are repayable as follows:

                                                                                                                  2003          2002
                                                                                                                (GBP)m        (GBP)m

In more than five years                                                                                          769.2         769.2
------------------------------------------------------------------------------------------------------------------------------------

Notes to the Accounts

31. Reserve capital instruments
------------------------------------------------------------------------------------------------------------------------------------

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

The maximum amount of reserve capital instruments permitted to be included in Tier 1 for regulatory capital purposes is 15% of overall Tier 1 capital. Any excess has been allocated to Upper Tier 2 capital.


32. Tier one notes
------------------------------------------------------------------------------------------------------------------------------------

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

Notes to the Accounts

33. Called up share capital
------------------------------------------------------------------------------------------------------------------------------------

                                                      Ordinary    Foundation                   Ordinary    Foundation
                                                     Shares of     Shares of                  Shares of     Shares of
                                                      25p each      25p each        Total      25p each      25p each         Total
                                                        Number        Number       Number        (GBP)m        (GBP)m        (GBP)m
Authorised:

At 31 December 2003 and 31 December 2002                614.0m        104.5m       718.5m        153.5           26.1        179.6
                                                                                                                                 -
------------------------------------------------------------------------------------------------------------------------------------

Issued and fully paid:

At 31 December 2003 and 31 December 2002                421.2m         74.4m       495.6m         105.3          18.6        123.9
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

The following options to acquire Ordinary Shares were outstanding at 31 December 2003 under savings related share option schemes:

-        36,444 (31 December 2002 57,451) at an option price of 381p per share exercisable during 2005
-     1,394,391 (31 December 2002 2,914,520) at an option price of 215p per share exercisable on various dates up to 2007
-       912,660 (31 December 2002 nil) at an option price of 598p per share exercisable on various dates up to 2010

At 31 December 2003, options to acquire 945,565 Ordinary Shares (31 December 2002 1,278,119) were outstanding under the Northern
Rock Employee Share Option Scheme at an option price of 618p per share. These options became exercisable on 1 June 2001 and may be exercised until 2008.

At 31 December 2003, options to acquire 3,369,000 Ordinary Shares (31 December 2002 3,602,000) were outstanding under the Northern
Rock Employee Share Option Scheme at an option price of 641p per share. These options are exercisable between 2005 and 2012.


34.  Reserves
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Share       Capital    Profit and
                                                                                                premium    redemption          loss
                                                                                                account       reserve       account
                                                                                                 (GBP)m        (GBP)m        (GBP)m

At 1 January 2003                                                                                   6.8           7.3       1,071.6
Retained profit                                                                                       -             -         178.3
------------------------------------------------------------------------------------------------------------------------------------

At 31 December 2003                                                                                 6.8           7.3       1,249.9
------------------------------------------------------------------------------------------------------------------------------------




35. Reconciliation of movements in shareholders' funds
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   2003          2002          2001
                                                                                                                      (as restated)
                                                                                                 (GBP)m        (GBP)m        (GBP)m

Profit retained                                                                                   178.3         146.3         121.8
Proceeds from sale of surplus unclaimed shares                                                        -             -          16.0
------------------------------------------------------------------------------------------------------------------------------------

Net addition to shareholders' funds                                                               178.3         146.3         137.8
Opening shareholders' funds                                                                     1,209.6       1,063.3         925.5
------------------------------------------------------------------------------------------------------------------------------------

Closing shareholders' funds                                                                     1,387.9       1,209.6       1,063.3
------------------------------------------------------------------------------------------------------------------------------------

Notes to the Accountants

36. Guarantees and other financial commitments
------------------------------------------------------------------------------------------------------------------------------------

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
(iii) Capital commitments at 31 December in respect of authorised expenditure were as follows:

                                                                                                                 2003          2002
                                                                                                               (GBP)m        (GBP)m

Contracted for                                                                                                   24.1           6.0
------------------------------------------------------------------------------------------------------------------------------------

(iv) Leasing commitments at 31 December in respect of annual commitments under operating leases are as follows:

                                                                                                                 2003          2002
                                                                                                               (GBP)m        (GBP)m
Land and buildings
Leases which expire:
Within one year                                                                                                   0.2           0.4
In one to five years                                                                                              0.4           0.3
Over five years                                                                                                   2.7           3.1
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                  3.3           3.8
------------------------------------------------------------------------------------------------------------------------------------

Other operating leases
Leases which expire:
Within one year                                                                                                   0.2           0.5
In one to five years                                                                                              5.1           4.0
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                  5.3           4.5
------------------------------------------------------------------------------------------------------------------------------------

(v)      Memorandum items
                                                                                                                 2003          2002
                                                                                                               (GBP)m        (GBP)m
Commitments:
Irrevocable undrawn loan facilities                                                                           1,018.5         519.6
------------------------------------------------------------------------------------------------------------------------------------

Notes to the Accounts

37. Derivatives and other financial instruments
------------------------------------------------------------------------------------------------------------------------------------

The Group's approach to risk management and the related use of derivative instruments is described below.

Risk management

Management of risk is fundamental to the business of banking and is an integral part of the Group's strategic focus. The Group's risk management governance structure begins with oversight responsibility by the Board of Directors. Assisting the Board, the Audit
Committee of Non-Executive Directors advises the Board on all matters relating to regulatory, prudential and accounting requirements that may affect the Group and reports to the Board on both financial and non-financial controls. The Risk Committee comprising seven
Non-Executive and the Executive Directors reviews the key risks inherent in the business and the system of control necessary to manage such risks.

In addition, the Asset and Liability Committee, which comprises the Executive Directors, the Company Secretary and seven other senior executives, has been delegated the responsibility to oversee the management and review of the balance sheet risk and liquidity profiles. The Asset and Liability Committee is supported by the director of Risk.

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

Notes to Accounts

37. Derivatives and other financial instruments (continued)
------------------------------------------------------------------------------------------------------------------------------------

Market risk

Market risk is the risk to earnings arising from changes in interest rates, foreign exchange rates and the price of financial securities.

(i) Interest rate risk

As a UK based mortgage institution, Northern Rock offers numerous banking, mortgage and savings products with varying interest rate features and maturities which create potential interest rate exposures.

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

(ii) Currency risk

In addition to raising funds through the sterling money markets, capital markets and domestic retail savings market, the Group raises funds through issuing Euro Commercial Paper, US Dollar Commercial Paper, non-sterling denominated medium-term debt securities and non-sterling denominated retail funds. The Group's policy is to fully hedge any exchange rate exposures by using cross-currency swaps and forward foreign exchange contracts, or to match exposures with assets denominated in the same currency. Any non-sterling denominated assets are also fully hedged in this manner or matched with non-sterling denominated liabilities.

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

Notes to the Accounts

37. Derivatives and other financial instruments (continued)
------------------------------------------------------------------------------------------------------------------------------------

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

Activity                                         Risk                                                  Type of hedge
------------------------------------------------------------------------------------------------------------------------------------
Management of the return on variable rate        Reduced profitability due to falls in short-term      Receive fixed interest rate
   assets                                           interest rates                                        swaps
                                                                                                       Purchase interest rate
                                                                                                          options
                                                                                                       Sell forward rate
                                                                                                          agreements
                                                                                                       Purchase interest rate
                                                                                                          futures

Fixed-rate lending                               Sensitivity to increases in interest rates            Pay fixed interest rate swaps
                                                 Sensitivity to decreases in medium/long-term          Purchase interest rate caps
                                                    interest rates, resulting in prepayment            Impose early repayment
                                                                                                          penalty charges

Fixed-rate retail and wholesale funding          Sensitivity to falls in short-term interest rates     Receive fixed interest rate
                                                                                                          swaps
Fixed-rate asset investments                     Sensitivity to increase in interest rates             Pay fixed interest rate swaps

Re-financing of wholesale funding                Sensitivity to increase in interest rates             Sell bond futures
                                                                                                       Purchase forward rate
                                                                                                          agreements
                                                                                                       Sell interest rate futures

Investment in foreign currency assets            Sensitivity to strengthening of sterling against      Cross-currency swaps
                                                    other currencies                                   Foreign currency funding

Issuance of bonds in foreign currencies          Sensitivity to weakening of sterling against other    Cross-currency swaps
                                                    currencies

Interest earned on foreign currency              Sensitivity to strengthening of sterling against      Forward foreign exchange
   denominated debt securities                      other currencies                                      contracts
                                                                                                       Purchase currency options

Notes to the Accounts

37. Derivatives and other financial instruments (continued)
------------------------------------------------------------------------------------------------------------------------------------

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

The table below shows the underlying principal amount and positive and negative fair values of derivatives by type of contract.

                                                  Underlying      Positive       Negative    Underlying      Positive      Negative
                                                   principal          fair           fair     principal          fair          fair
                                                      amount        values         values        amount        values        values
                                                        2003          2003           2003          2002          2002          2002
                                                      (GBP)m        (GBP)m         (GBP)m        (GBP)m        (GBP)m        (GBP)m
Interest rate contracts:
Interest rate swaps
     1 year or less                                 10,744.2          11.1           16.4       7,676.2          12.7          23.9
     1 - 5 years                                    18,054.0         105.3           68.5      10,688.2          51.7         148.0
     over 5 years                                    2,876.0          84.9           16.9       2,608.5         151.2          43.5
Equity index swaps
     1 year or less                                      6.4             -            0.2          10.5             -           0.2
     1 - 5 years                                       266.8           3.4            5.0         165.4           2.8           6.1
     over 5 years                                          -             -              -             -             -             -
Forward rate agreements
     1 year or less                                      5.0             -              -         325.0           1.0             -
     1 - 5 years                                           -             -              -             -             -             -
     over 5 years                                          -             -              -             -             -             -
Exchange traded futures
     1 year or less                                    385.5             -            8.4         638.0             -          13.7
     1 - 5 years                                           -             -              -             -             -             -
     over 5 years                                          -             -              -             -             -             -
Caps, floors and options
     1 year or less                                     15.0             -              -             -             -             -
     1 - 5 years                                           -             -              -             -             -             -
     over 5 years                                          -             -              -             -             -             -
------------------------------------------------------------------------------------------------------------------------------------

                                                    32,352.9         204.7          115.4      22,111.8         219.4         235.4
------------------------------------------------------------------------------------------------------------------------------------

Exchange rate contracts:
Cross currency swaps
     1 year or less                                  1,588.3          25.2          155.6       1,660.7           9.3         121.4
     1 - 5 years                                     3,446.8         121.0          148.8       1,878.1          49.6          65.2
     over 5 years                                      285.5          19.7           19.4         191.1           8.1           7.0
Forward foreign exchange
     1 year or less                                  2,471.1           1.9          112.1       2,212.0             -          57.2
     1 - 5 years                                           -             -              -             -             -             -
     over 5 years                                          -             -              -             -             -             -
------------------------------------------------------------------------------------------------------------------------------------

                                                     7,791.7         167.8          435.9       5,941.9          67.0         250.8
------------------------------------------------------------------------------------------------------------------------------------

Notes to the Accounts

37. Derivatives and other financial instruments (continued)
------------------------------------------------------------------------------------------------------------------------------------

The positive fair values above represent the gross replacement cost of the Group's derivatives and hence equate to the maximum gross loss it would incur if any party to the derivatives contract failed to perform to its terms. At 31 December 2003 the potential credit exposure after allowing for collateral received was (GBP)194.0m (2002 (GBP)238.7m).


Further numerical disclosures in relation to swap activity are given below. All swaps are entered into for hedging purposes only.

                                                      Interest        Cross-                   Interest        Cross-
                                                          rate      currency                       rate      currency
                                                         swaps         swaps        Total         swaps         swaps         Total
                                                          2003          2003         2003          2002          2002          2002
                                                        (GBP)m        (GBP)m       (GBP)m        (GBP)m        (GBP)m        (GBP)m

At 1 January                                          21,148.8       3,729.9      24,878.7      15,073.5      2,815.2      17,888.7
New contracts                                         24,561.0      13,017.0      37,578.0      16,390.8     12,357.3      28,748.1
Matured, amortised and terminated contracts          (14,035.6)    (11,426.3)    (25,461.9)    (10,315.5)   (11,442.6)    (21,758.1)
------------------------------------------------------------------------------------------------------------------------------------

At 31 December                                        31,674.2       5,320.6      36,994.8      21,148.8      3,729.9      24,878.7
------------------------------------------------------------------------------------------------------------------------------------

Notes to the Accounts

37. Derivatives and other financial instruments (continued)
------------------------------------------------------------------------------------------------------------------------------------


The following table gives an analysis of the re-pricing periods of assets and liabilities on the Group balance sheet at 31 December.

Items are allocated to time bands in the table below by reference to the earlier of the next contractual interest rate re-pricing date and the residual maturity date.


                                                                        After       After       After               Non-
                                                                     3 months    6 months      1 year           interest
                                                           Within  but within  but within  but within     After  bearing
                                                         3 months    6 months      1 year     5 years   5 years    funds      Total
2003                                                       (GBP)m      (GBP)m      (GBP)m      (GBP)m    (GBP)m   (GBP)m     (GBP)m
Assets
Loans and advances to banks                               3,443.2        7.0           -            -         -        -    3,450.2
Loans and advances to customers                           7,410.1    2,423.6     4,216.7     12,480.4   1,671.3        -   28,202.1
Investment securities                                     3,119.8       26.4       120.3      1,248.6      81.2        -    4,596.3
------------------------------------------------------------------------------------------------------------------------------------


Interest earning assets                                  13,973.1    2,457.0     4,337.0     13,729.0   1,752.5        -   36,248.6
Other assets                                                    -          -           -            -         -    911.6      911.6
------------------------------------------------------------------------------------------------------------------------------------

Total assets                                             13,973.1    2,457.0     4,337.0     13,729.0   1,752.5    911.6   37,160.2
------------------------------------------------------------------------------------------------------------------------------------


Liabilities
Deposits by banks                                         1,350.1      107.4         2.0          2.0         -        -    1,461.5
Customer accounts                                        12,582.1    1,302.5     3,001.9      1,910.8         -        -   18,797.3
Debt securities in issue                                 11,539.4    1,492.6        23.0          5.1         -        -   13,060.1
Subordinated liabilities                                  1,168.3      281.5           -            -     169.7        -    1,619.5
------------------------------------------------------------------------------------------------------------------------------------

Interest bearing liabilities                             26,639.9    3,184.0     3,026.9      1,917.9     169.7        -   34,938.4
Other liabilities                                               -          -           -            -         -    833.9      833.9
Shareholders' equity                                            -          -           -            -         -  1,387.9    1,387.9
------------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                        26,639.9    3,184.0     3,026.9     1,917.9      169.7  2,221.8   37,160.2

Off balance sheet items affecting
  interest rate sensitivity                             (13,027.1)     882.7        93.4    10,703.7    1,347.3      -            -
------------------------------------------------------------------------------------------------------------------------------------

                                                         13,612.8    4,066.7     3,120.3    12,621.6    1,517.0  2,221.8   37,160.2
------------------------------------------------------------------------------------------------------------------------------------

Interest rate sensitivity gap                               360.3   (1,609.7)   1,216.7      1,107.4      235.5 (1,310.2)         -
Cumulative interest rate sensitivity gap                    360.3   (1,249.4)     (32.7)     1,074.7    1,310.2        -          -
Cumulative interest rate sensitivity gap as a percentage
  of interest earning assets                                  1.0%      (3.4%)     (0.1%)        3.0%       3.6%       -          -

Notes to the Accounts

37. Derivatives and other financial instruments (continued)
------------------------------------------------------------------------------------------------------------------------------------

                                                                        After       After       After               Non-
                                                                     3 months    6 months      1 year           interest
                                                           Within  but within  but within  but within     After  bearing
                                                         3 months    6 months      1 year     5 years   5 years    funds      Total
2002                                                       (GBP)m      (GBP)m      (GBP)m      (GBP)m    (GBP)m   (GBP)m     (GBP)m

Assets
Loans and advances to banks                               2,505.5        18.0           -           -         -        -     2,523.5
Loans and advances to customers                          13,038.2     1,205.9     1,893.7     7,472.6   1,341.2        -    24,951.6
Investment securities                                     2,908.0       269.7       153.6       462.4     471.6        -     4,265.3
------------------------------------------------------------------------------------------------------------------------------------

Interest earning assets                                  18,451.7     1,493.6     2,047.3     7,935.0   1,812.8        -    31,740.4
Other assets                                                    -           -           -           -         -    924.8       924.8
------------------------------------------------------------------------------------------------------------------------------------

Total assets                                             18,451.7     1,493.6     2,047.3     7,935.0   1,812.8    924.8    32,665.2
------------------------------------------------------------------------------------------------------------------------------------

Liabilities
Deposits by banks                                         1,172.3        27.9         5.0           -         -         -    1,205.2
Customer accounts                                        12,954.4     1,024.5     1,505.6     2,459.8         -         -   17,944.3
Debt securities in issue                                  8,651.1     1,022.6       153.0        19.3         -         -    9,846.0
Subordinated liabilities                                  1,168.2       281.5           -           -     169.8         -    1,619.5
------------------------------------------------------------------------------------------------------------------------------------
Interest bearing liabilities                             23,946.0     2,356.5     1,663.6     2,479.1     169.8         -   30,615.0
Other liabilities                                               -           -           -           -         -     840.6      840.6
Shareholders' equity                                            -           -           -           -         -   1,209.6    1,209.6
------------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                        23,946.0     2,356.5    1,663.6      2,479.1     169.8   2,050.2   32,665.2

Off balance sheet items affecting
  interest rate sensitivity                              (5,622.9)     (529.1)      96.9      4,988.3   1,066.8         -          -
------------------------------------------------------------------------------------------------------------------------------------

                                                         18,323.1     1,827.4    1,760.5      7,467.4   1,236.6   2,050.2   32,665.2
------------------------------------------------------------------------------------------------------------------------------------

Interest rate sensitivity gap                               128.6      (333.8)     286.8        467.6     576.2  (1,125.4)         -
Cumulative interest rate sensitivity gap                    128.6      (205.2)      81.6        549.2   1,125.4         -          -
Cumulative interest rate sensitivity gap as a percentage
  of interest earning assets                                  0.4%       (0.6%)      0.3%         1.7%      3.5%        -          -

Notes to the Accounts

37. Derivatives and other financial instruments (continued)
------------------------------------------------------------------------------------------------------------------------------------

Gains and losses on hedging derivatives
                                                                                      2003                           2002
                                                                          Gains     Losses       Net     Gains     Losses       Net
                                                                         (GBP)m     (GBP)m    (GBP)m    (GBP)m     (GBP)m    (GBP)m
Unrecognised gains and losses on hedges
At 1 January                                                              219.4     (292.6)    (73.2)    145.2     (106.1)   39.1
Arising in previous years recognised in 2003 (2002)                       (42.5)     137.8      95.3     (47.6)      44.5    (3.1)
----------------------------------------------------------------------------------------------------------------------------------

Brought forward gains and losses not recognised in 2003 (2002)            176.9     (154.8)     22.1      97.6      (61.6)   36.0
Arising in 2003 (2002) not recognised in 2003 (2002)                       48.3       24.8      73.1     121.8     (231.0) (109.2)
----------------------------------------------------------------------------------------------------------------------------------

At 31 December                                                            225.2     (130.0)     95.2     219.4     (292.6)  (73.2)
----------------------------------------------------------------------------------------------------------------------------------

Of which:
 gains and losses expected to be recognised in 2004 (2003)                 63.9      (50.4)     13.5      42.5     (137.8)  (95.3)
 gains and losses expected to be recognised in 2005 (2004) or later       161.3      (79.6)     81.7     176.9     (154.8)   22.1


                                                                                      2003                           2002
                                                                          Gains     Losses       Net     Gains     Losses       Net
                                                                         (GBP)m     (GBP)m    (GBP)m    (GBP)m     (GBP)m    (GBP)m

Realised gains and losses held in the balance sheet
At 1 January                                                               16.0          -      16.0         -       (0.6)     (0.6)
Realised gains and losses brought forward
recognised in income in 2003 (2002)                                       (16.0)         -     (16.0)        -        0.6       0.6
------------------------------------------------------------------------------------------------------------------------------------

Brought forward realised gains and losses not
recognised in income in 2003 (2002)                                           -          -         -         -          -         -

Realised gains and losses in 2003 (2002)
not recognised in income in 2003 (2002)                                     6.1      (14.5)     (8.4)     16.0          -      16.0
------------------------------------------------------------------------------------------------------------------------------------

At 31 December                                                              6.1      (14.5)     (8.4)     16.0          -      16.0
------------------------------------------------------------------------------------------------------------------------------------

Of which:
 gains and losses expected to be recognised in 2004 (2003)                  6.1      (14.5)     (8.4)     16.0          -      16.0
 gains and losses expected to be recognised in 2005 (2004) or later           -          -         -         -          -          -

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

Notes to the Accounts

38. Fair values of financial instruments
------------------------------------------------------------------------------------------------------------------------------------

The table set out below details the book and fair values for some of the Group's financial instruments. This analysis excludes those financial assets which are not listed or publicly traded, and for which no liquid and active market exists. It therefore excludes loans and advances to customers, retail deposits and certain other balance sheet items.

                                                                                                 2003                          2002
                                                                               ------------------------    ------------------------
                                                                               Book value    Fair value    Book value    Fair value
                                                                                  (GBP) m       (GBP) m        (GBP)m        (GBP)m
Assets

Cash and balances at central banks                                                   11.6          11.6          10.7          10.7
Loans and advances to banks                                                       3,450.2       3,450.2       2,523.5       2,523.5
Debt securities                                                                   4,186.7       4,218.9       3,850.6       3,907.0
Equity shares and other variable yield securities                                   410.8         418.5         414.7         410.4

Liabilities

Deposits by banks                                                                 1,480.6       1,480.4       1,212.8       1,212.8
Customer accounts - other customer accounts                                       2,454.5       2,454.5       2,608.2       2,609.7
Debt securities in issue                                                         12,785.9      12,769.4       9,718.2       9,712.9
Subordinated liabilities                                                          1,601.0       1,818.2       1,613.1       1,820.7

Other

Derivatives receivable                                                               174.3         372.5         67.0         286.4
Derivatives payable                                                                 (448.3)       (551.3)      (193.6)       (486.2)

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



39. Non-sterling assets and liabilities
------------------------------------------------------------------------------------------------------------------------------------

The aggregate amount of all assets and liabilities included in the balance sheet denominated in a currency other than sterling was as follows:

                                                                                                                 2003          2002
                                                                                                               (GBP)m        (GBP)m

Assets                                                                                                        2,362.3       1,597.4
------------------------------------------------------------------------------------------------------------------------------------

Liabilities                                                                                                   9,463.9       7,449.5
------------------------------------------------------------------------------------------------------------------------------------

The above assets and liabilities denominated in currencies other than sterling do not indicate the Group's exposure to foreign exchange risk. The Group has no material net currency exposures as all borrowings in foreign currencies are either hedged with cross currency swaps or forward foreign exchange agreements, or are matched by assets denominated in the same currency.



Notes to the Accounts


40. Related party transactions
------------------------------------------------------------------------------------------------------------------------------------

(i)   At the end of the year the aggregate amounts outstanding from Directors, their connected persons and Officers, in relation to loans from and other credit transactions with the Company, and the number of persons concerned, were as follows:


                                                                                        Directors                    Officers
                                                                               2003          2002          2003          2002

Number of persons                                                                 6             6            13            12

Aggregate amount                                                          (GBP)2.7m     (GBP)1.5m     (GBP)1.9m     (GBP)1.9m

(ii)  The Company's total contribution payable under deed of covenant to The Northern Rock Foundation for the year ended 31 December
      2003 amounted to (GBP)19.3m (2002 (GBP)16.3m; 2001 (GBP)14.8m). At 31 December 2003 the commitment in respect of amounts not yet paid was (GBP)10.0m (2002 (GBP)8.7m; 2001 (GBP)7.8m).
(iii) Except for the contribution to The Northern Rock Foundation, the Company has made no promotional and benevolent donations to organisations in which certain Directors and their connected persons hold positions of influence such as Directors, Trustees and Governors (2002 (GBP)nil; 2001 (GBP)nil).
(iv)  The Company has mortgage loans outstanding from its related companies. Movements in these loans and provisions in respect of them during the year were as follows:



                                                                                                                            (GBP)m
Cost:

At 1 January 2003 and 31 December 2003                                                                                         0.1
------------------------------------------------------------------------------------------------------------------------------------

Provisions:

At 1 January 2003 and 31 December 2003                                                                                         0.1
------------------------------------------------------------------------------------------------------------------------------------

Net book amount:

At 31 December 2003 and 31 December 2002                                                                                         -
------------------------------------------------------------------------------------------------------------------------------------


(v)   Northern Rock plc is a listed company and its shares are held by a large number of investors. No investor acting individually has the ability to control the activities of the Company. Consequently it is considered that there is no ultimate controlling party as defined in FRS 8 "Related Party Transactions".

Notes to the Accounts

41. Reconciliation of operating profit to net operating cash inflows
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                   2003          2002          2001
                                                                                                                      (as restated)
                                                                                                 (GBP)m        (GBP)m        (GBP)m

Profit on ordinary activities before tax                                                           386.8        326.2         276.5
Decrease/(increase) in prepayments and accrued income                                               37.9       (100.0)        (25.9)
Increase/(decrease) in accruals and deferred income                                                 28.1        (18.4)        (78.3)
Provisions for bad and doubtful debts                                                               48.7         43.1          34.5
Loans and advances written off net of recoveries                                                   (30.3)       (25.9)        (20.2)
Depreciation and amortisation                                                                       20.1         14.5           9.5
Interest on subordinated liabilities                                                                62.0         51.3          44.9
Interest on reserve capital instruments                                                             17.3         18.3          18.7
Interest on tier one notes                                                                          11.4          4.3             -
Other non-cash movements                                                                            18.0         23.6           2.5
------------------------------------------------------------------------------------------------------------------------------------

Net cash inflow from trading activities                                                            600.0        337.0         262.2

Net increase in loans and advances to banks and customers                                       (9,631.9)    (8,373.3)     (5,227.5)
Net increase in deposits by banks and customer accounts                                          1,147.7        602.3       1,986.2
Net increase in debt securities in issue                                                         8,794.5      7,449.6       3,974.5
Net increase in other assets                                                                        (1.0)       (68.6)        (27.7)
Net (decrease)/increase in other liabilities                                                       (63.5)       159.1          63.6
------------------------------------------------------------------------------------------------------------------------------------

Net cash inflow from operating activities                                                          845.8        106.1       1,031.3
------------------------------------------------------------------------------------------------------------------------------------


42. Gross cash flows
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   2003          2002          2001
                                                                                                 (GBP)m        (GBP)m        (GBP)m
(i) Returns on investments and servicing of finance

Interest paid on subordinated liabilities                                                          58.2          48.9          45.8
Interest paid on reserve capital instruments                                                       17.2          18.4          18.7
Interest paid on tier one notes                                                                    11.5           1.1             -
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   86.9          68.4          64.5
------------------------------------------------------------------------------------------------------------------------------------

(ii) Capital expenditure and financial investment

Purchase of investment securities                                                                4,633.4      3,323.9       5,498.5
Sales and maturities of investment securities                                                   (4,256.8)    (3,172.3)     (4,639.3)
Purchase of tangible fixed assets                                                                   43.6         51.1          32.6
Sale of tangible fixed assets                                                                       (0.7)        (2.8)         (2.7)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   419.5        199.9         889.1
------------------------------------------------------------------------------------------------------------------------------------





Notes to the Account

42. Gross cash flows (continued)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   2003          2002          2001
                                                                                                 (GBP)m        (GBP)m        (GBP)m
(iii)  Financing

Proceeds from sale of surplus unclaimed shares                                                        -             -          16.0
Issue of subordinated liabilities                                                                     -         550.0          69.0
Repayment of subordinated liabilities                                                                 -         (25.0)            -
Issue of reserve capital instruments                                                                  -             -         100.0
Issue of tier one notes                                                                               -         200.0             -

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                      -         725.0         185.0
------------------------------------------------------------------------------------------------------------------------------------



43. Analysis of the balances of cash as shown in the balance sheet
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                  As at                       As at
                                                                                               1 Jan 03      Cashflow     31 Dec 03
                                                                                                 (GBP)m        (GBP)m        (GBP)m

Cash and balances at central banks                                                                 10.7           0.9          11.6
Loans and advances to other banks repayable on demand                                             601.4         371.9         973.3
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                  612.1         372.8         984.9
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                  As at                       As at
                                                                                               1 Jan 02      Cashflow     31 Dec 02
                                                                                                 (GBP)m        (GBP)m        (GBP)m

Cash and balances at central banks                                                                 10.5           0.2          10.7
Loans and advances to other banks repayable on demand                                             331.9         269.5         601.4
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                  342.4         269.7         612.1
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                  As at                       As at
                                                                                               1 Jan 01      Cashflow     31 Dec 01
                                                                                                 (GBP)m        (GBP)m        (GBP)m

Cash and balances at central banks                                                                 13.7          (3.2)         10.5
Loans and advances to other banks repayable on demand                                             214.4         117.5         331.9
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                  228.1         114.3         342.4
------------------------------------------------------------------------------------------------------------------------------------


44. Analysis of changes in financing during the year
------------------------------------------------------------------------------------------------------------------------------------


                                                      2003                                       2002                          2001
                    Share      Loan     Reserve   Tier one     Share       Loan     Reserve  Tier one    Share     Loan     Reserve
                  capital   capital     capital      notes   capital    capital     capital     notes  capital  capital     capital
                                    instruments                                 instruments                             instruments
                   (GBP)m    (GBP)m      (GBP)m     (GBP)m    (GBP)m     (GBP)m      (GBP)m    (GBP)m   (GBP)m   (GBP)m      (GBP)m

At 1 January        123.9   1,119.5       300.0      200.0     123.9      594.5       300.0         -    123.9    525.4       200.0
Cash inflow
  from financing        -         -           -          -         -      525.0           -     200.0        -     69.0       100.0
Amortisation            -         -           -          -         -          -           -         -        -      0.1           -
------------------------------------------------------------------------------------------------------------------------------------
At 31 December      123.9   1,119.5       300.0      200.0     123.9    1,119.5       300.0     200.0    123.9    594.5      3 00.0
------------------------------------------------------------------------------------------------------------------------------------


Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP
------------------------------------------------------------------------------------------------------------------------------------

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

U.K. GAAP                                                            U.S. GAAP
---------                                                            ---------


Loan origination fees                                                Loan origination fees


Loan origination fees received in respect of services rendered        Under Statement of Financial Accounting Standards ("SFAS")
are recognised in fees and commissions receivable in the profit       No. 91, "Accounting for Nonrefundable Fees and Costs
and loss account as the services are performed. Where loan            Associated with Originating or Acquiring Loans and Initial
origination fees or costs are in the nature of interest, they         Direct Costs of Leases" ("SFAS No. 91"), to the extent that
are recognised in the profit and loss account over the life of        loan origination fees are not offset by related direct costs,
the loan.                                                             they are deferred and amortised through the profit and loss account as an adjustment to net interest income over the
                                                                      life of the loan.



Mortgage incentives                                                   Mortgage incentives


In accordance with the British Bankers' Association Statement         All mortgage incentives are deferred and amortised through
of Recommended Practice ("BBA SORP") on Advances, recoverable         the profit and loss account as an adjustment to net interest
mortgage incentives are amortised through other interest              income over the life of a loan in accordance with SFAS No. 91.
receivable and similar income over the period during which
such costs can be recovered. The BBA SORP on Advances does not allow the amortisation period to exceed the repayment charge period.


Pension cost                                                          Pension cost


Where pensions are provided by means of a funded defined              Under SFAS No. 87, "Employers' Accounting for Pensions", the
benefits scheme, annual contributions are based on actuarial          same basic actuarial method is used as under U.K. GAAP, but
advice. The expected cost of providing pensions is recognised         certain assumptions differ, assets are assessed at fair value
on a systematic basis over the expected average remaining             and liabilities are assessed at current settlement rates.
service lives of members of the scheme. Variations from               Certain variations from regular cost are allocated in equal
regular cost are spread over the average remaining service            amounts over the average remaining services lives of current
lives of current employees, on a straight-line basis.                 employees.





Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

U.K. GAAP                                                             U.S. GAAP
---------                                                             ---------

Impairment of tangible fixed assets                                   Impairment of tangible fixed assets


Property is held on the balance  sheet at a value not exceeding       SFAS No. 144,  "Accounting  for the Impairment or Disposal of
recoverable amounts.                                                  Long-Lived  Assets"  ("SFAS  No.  144")  addresses  financial accounting  and reporting  for the  impairment or disposal of
In 1998, FRS 11, "Impairment of Fixed Assets and Goodwill",           long-lived assets. This Statement requires an entity to (a)
("FRS 11") became applicable. This introduced detailed                recognise an impairment loss only if the carrying amount of
measurement rules to calculate impairment, specified trigger          a long-lived asset is not recoverable from its undiscounted
events to initiate impairment reviews, and details specific           cash flows and (b) measure an impairment loss as the
circumstances under which past impairments should be reviewed         difference between the carrying amount and fair value of the
and revaluations booked. On the implementation of FRS 11,             asset. Accordingly no impairment has been recognised under
there were no circumstances which required Northern Rock to           U.S. GAAP as the first step of the impairment test has not
review previous impairments. Impairments are recognised as a          resulted in any asset carrying values being irrecoverable.
charge against profit in the year of identification.


Stock-based compensation                                              Stock-based compensation


Stock-based  compensation  cost,  arising  from  the  award  to       SFAS No. 123, "Accounting for Stock-Based Compensation",
employees  of shares and  options,  is  recognised  through the       encourages companies to account for equity based
profit  and loss  account  over the  period  of the  employee's       instruments issued under compensation plans at their fair
performance.  Where  awards  are met by new  issues of  shares,       value, measured at the date at which the instruments are
cost is measured on an intrinsic  value basis  (market value at       granted. However, the statement also permits the intrinsic
date of  grant  less  any  employee  contribution  or  exercise       value-based method of accounting, under which the
price).  Where  awards  are  met  by  shares  purchased  in the       compensation cost, being the excess, if any, of the quoted
market,  cost is measured as the  purchase  price of the shares       market price of the stock at measurement date over the
less any employee contribution or exercise price.                     exercise price, must be recognised in the profit and loss
                                                                      account over the period for which the employee provides
Costs of  equity  based  instruments,  such as  share  options,       service, which is generally the vesting period. On the
issued to employees under  compensation  schemes (except Inland       balance sheet this is recorded as a corresponding
Revenue  approved Save as You Earn ("SAYE")  schemes),  must be       adjustment to share premium. Northern Rock has adopted the
recognised  through  the  profit  and  loss  account  over  the       intrinsic value-based method for the purposes of the
vesting  period.  For Inland  Revenue  approved  SAYE  schemes,       reconciliation between U.K. and U.S. GAAP.
equity based  instruments  are  accounted for within the called
up share  capital  and share  premium  accounts  on the balance       Emerging  Issue Task Force Issue No. 00-16,  "Recognition  and
sheet when exercised.                                                 Measurement of Employer Payroll Taxes on Employee  Stock-based
                                                                      Compensation",  addresses  how an entity  should  account  for
Provision should be made for employer payroll taxes on                employer payroll taxes on stock based compensation. Costs
outstanding share options that are expected to be exercised,          incurred by companies for employer payroll taxes on employee
calculated at the latest enacted rate applied to the difference       stock-based compensation should be recognised when the tax
between the market value of the underlying shares at the              obligation is triggered (generally the exercise date in the
balance sheet date and the option exercise price. This charge         U.S. for a non-qualified option).
should be allocated over the period from the date of grant to the end of the performance period.





Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

U.K. GAAP                                                             U.S. GAAP
---------                                                             ---------

Derivative financial instruments                                      Derivative financial instruments


All derivative financial instruments are used for hedging             Under U.S. GAAP, derivative financial instruments must be
purposes. Transactions are initially recorded at cost and are         designated to a specific asset or liability or group of
accounted for on an accruals basis in accordance with the item        similar assets or liabilities in order to be accounted for as
or items being hedged. The related interest income and expense        a hedge. Derivative financial instruments, which are not
is accounted for on a basis in conformity with the underlying         designated to specific assets or liabilities that are
hedged position, primarily on an accrual basis. A portion of          accounted for as hedges under U.K. GAAP, are accounted for as
the Group's risk management activities are conducted on a             trading derivatives and recorded at fair value with changes
portfolio basis without specifically designating derivative           in fair value reflected through the income statement.
contracts as hedges of individual assets and liabilities.             Derivatives used to hedge or modify the interest rate
                                                                      characteristics  of debt securities which have been classified
Foreign currency transactions that are hedged with currency swaps     as available for sale under U.S. GAAP are carried at fair
are synthetically accounted for, resulting in assets and              value with unrealised gains or losses deferred as a component
liabilities being recorded on the balance sheet at the exchange       of shareholders' equity.
rate implicit in the swap contract.
                                                                      Under U.S. GAAP, SFAS No. 133, "Accounting for Derivative
Derivatives embedded with financial instruments are not               Instruments and Hedging Activities" ("SFAS No. 133")
required to be separately analysed. Products which contain            established accounting and reporting standards for derivative
embedded derivatives are valued with reference to the total           financial instruments, including certain derivatives used for
product inclusive of the derivative element.                          hedging activities and derivatives embedded in other
                                                                      contracts. SFAS No. 133 requires all derivatives to be
                                                                      recognised on the balance sheet at fair value. The
                                                                      recognition of the changes in the fair value of a
                                                                      derivative depends upon its intended use. Derivatives that do not qualify for hedging treatment under SFAS No. 133
                                                                      must be adjusted to fair value through earnings. For fair
                                                                      value hedges that qualify under SFAS No. 133, the changes
                                                                      in the fair values of the derivatives will be recognised
                                                                      in earnings together with the change in fair value of the
                                                                      hedged item attributable to the risk being hedged. For
                                                                      cash flow hedges that qualify under SFAS No. 133, the
                                                                      changes in the fair value of the derivatives will be
                                                                      recognised in other comprehensive income until the hedged
                                                                      item affects earnings. For all hedging activities, the
                                                                      ineffective portion of a derivative's change in fair value will be immediately recognised in earnings.

                                                                      SFAS No. 133 further requires derivatives that are
                                                                      embedded within financial instruments to be separated from the host contract and fair valued if it is not deemed
                                                                      clearly and closely related to the host. If the derivative cannot be separated, SFAS No. 133 requires the entire
                                                                      instrument to be fair valued.

                                                                      Northern Rock uses interest rate swaps to reduce interest
                                                                      rate exposure to fixed rate mortgages and to fixed rate
                                                                      savings bonds, as noted above. In economic terms, these
                                                                      swaps provide an effective hedge against interest rate
                                                                      movements. However, under the terms of SFAS No. 133, these swaps do not qualify as effective hedges. In the case of
                                                                      the swaps hedging fixed rate mortgages, this is because
                                                                      the swaps only cover the periods for which mortgage
                                                                      interest rates are fixed, not the full life of the
                                                                      mortgage loans. In order to mitigate the impacts of this
                                                                      on its earnings as measured under U.S. GAAP, Northern Rock has chosen not to treat swaps against fixed rate savings
                                                                      bonds as hedges. This is because the




Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------


U.K. GAAP                                                             U.S. GAAP
---------                                                             ---------

                                                                      Derivative financial instruments (continued)

                                                                      valuation of these swaps will tend to move in an opposite
                                                                      direction to those transacted as economic hedges against
                                                                      fixed rate mortgages, thus lessening the impact on
                                                                      earnings.

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


Deferred tax                                                          Deferred tax


Deferred tax is recognised in respect of all timing differences       Under SFAS No.109, "Accounting for Income Taxes", provision
that have originated but not reversed at the balance sheet date       for deferred tax under the liability method is required in
where transactions or events that result in an obligation to          full for all temporary differences.
pay more tax in the future or a right to pay less tax in the
future have occurred at the balance sheet date. Deferred tax          Deferred tax assets are recognised in full with valuation
assets are recognised to the extent that, on the basis of all         allowances provided where it is considered more likely than
available evidence, it can be regarded as more likely than not        not that some portion of the deferred tax asset will not be
that there will be suitable taxable profits from which the            realised.
future reversal of the underlying timing differences can
be deducted. Provision is calculated at rates expected to
be applicable when the liability or asset crystallises.
Deferred tax is provided on a non-discounted basis.


Investments in securities                                             Investments in securities


Securities held for investment purposes are stated at cost less       Securities are classified as trading securities, available
provision for diminution in value. Cost is adjusted for any           for sale securities, and held to maturity securities in
amortisation of premium or discount and excludes accrued              accordance with SFAS No. 115, "Accounting for Certain
interest. All securities not held for investment purposes would       Investments in Debt and Equity Securities". Held to maturity
be stated at market value and profits and losses arising from         securities are accounted for in the same way as securities
this revaluation would be taken to the profit and loss account.       held for investment purposes under U.K. GAAP. Trading
Northern Rock only holds securities for investment purposes.          securities are accounted for in the same way as securities not held for investment purposes under U.K. GAAP.
                                                                      Available for sale securities are reported at fair value,
                                                                      with unrealised gains and losses excluded from earnings,
                                                                      but reported in Other Comprehensive Income. Unrealised
                                                                      gains and losses on derivative financial instruments
                                                                      hedging available for sale securities are also reported in
                                                                      Other Comprehensive Income.




Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

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


Treasury stock                                                        Treasury stock


A company may purchase its own shares provided the laws on            When a company's own shares are repurchased, the shares are
capital maintenance are adhered to and such shares must be            recorded at cost and shown as a deduction from shareholders'
cancelled on redemption or repurchase. Where the redemption or        equity. Any profit or loss on the subsequent sale of the
repurchase is paid for from profits, an amount equivalent to          shares is shown as a change in equity.
the nominal value is transferred from share capital to a
non-distributable capital redemption reserve. An exemption
is available for shares purchased by an employee benefit
trust requiring the company to report such shares on its
balance sheet.


Dividends payable                                                     Dividends payable


Dividends declared after the period end are recorded in the           Dividends are recorded in the period in which they are
period to which they relate.                                          declared.


Reserve capital instruments                                           Reserve capital instruments


Following the publication of UITF 33, "Obligations in financial       Reserve capital instruments are included in shareholders'
instruments" in February 2002, reserve capital instruments            funds in the balance sheet.
("RCIs") are now reported on the balance sheet as a liability
and the gross coupon payable recorded as interest payable.            Cumulative dividends on reserve capital instruments are not
Previously, RCI's were part of shareholders' funds and the            accounted for until declared, and are not included in the
coupon payable was shown as an after tax appropriation of             determination of net income. Cumulative reserve capital
profit.                                                               instrument appropriations are deducted however from net
                                                                      income when computing income available to ordinary
Reserve capital instruments appropriations are accounted for on       shareholders for earnings per share calculation purposes.
an accrual basis except where ultimate payment is deemed remote.
The appropriations are included in the determination of profit on ordinary activities and earnings per share.





Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

U.K. GAAP                                                             U.S. GAAP
---------                                                             ---------

Consolidated cash flow statement                                      Consolidated cash flow statement


Cash flow statements are prepared in accordance with FRS 1            In accordance with SFAS No. 95, "Statement of Cash Flows",
(revised), "Cash Flow Statements". Cash flows do not include          ("SFAS No. 95") cash equivalents are included within cash
cash equivalents. Cash flows are presented under the headings         flows. Cash flows are presented under the headings of
of Operating activities, Returns on investment and servicing of       Operating, Investing and Financing activities. A cash flow
finance, Taxation, Capital expenditure and financial                  statement has been prepared under SFAS No. 95 and is included
investment, Acquisitions and disposals, Equity dividends paid         in note 46.
and Financing.


Securitised assets                                                    Securitised assets


Under FRS 5, "Reporting the Substance of Transactions", ("FRS         Under U.S. GAAP,SFAS No. 140, "Accounting for Transfers and
5") where assets are financed such that Northern Rock's               Servicing of Financial Assets and Extinguishments of
potential loss is limited to a fixed monetary amount and it           Liabilities - a replacement of FASB Statement No. 125",
retains significant rights to benefits and exposure to risks,         ("SFAS No. 140"), prescribes accounting for securitisations,
then provided certain specific criteria are met, the assets           other transfers of financial assets and collateral. SFAS No.
remain on balance sheet and the non-recourse finance received         140 provides accounting and reporting standards for transfers
is deducted from the assets. This treatment is known as               and servicing of financial assets and extinguishments of
"linked presentation". Where the financing utilises a special         liabilities. Those standards are based on consistent
purpose vehicle such that the risks and rewards to the Group          application of a financial-components approach that focuses
are similar to those that would be obtained from a subsidiary,        on control.
it is treated as a quasi-subsidiary and is consolidated  into
the Group results using linked presentation in accordance with        Under that approach, after a transfer of financial assets, an
FRS 5.                                                                entity recognises the financial and servicing assets it
                                                                      controls and the liabilities it has incurred, derecognises financial assets when control has been surrendered, and
                                                                      derecognises liabilities when extinguished. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Northern Rock's securitisation
                                                                      qualifies as a secured borrowing, and it therefore
                                                                      recognises the assets and the associated financing on its
                                                                      balance sheet


Capitalisation of interest                                            Capitalisation of interest


Capitalisation of finance costs directly attributable to              Under SFAS No. 34, "Capitalization of Interest Cost" as
the construction of tangible assets is neither required               amended by SFAS No. 42, "Determining Materiality for
nor forbidden under FRS15 "Tangible Fixed Assets". If a               Capitalization of Interest Cost", interest costs on
policy of capitalisation is adopted, it must be                       borrowings and other obligations associated with assets,
consistently applied to all such directly attributable                which are prepared for use over time, are capitalised as
finance costs.                                                        part of the historical cost of the assets.






Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------


U.K. GAAP                                                             U.S. GAAP
---------                                                             ---------

Goodwill                                                              Goodwill


Goodwill arising on consolidation as a result of the                  Under SFAS No. 141, "Business Combinations" and SFAS No.
acquisition of subsidiary undertakings is capitalised as              142, "Goodwill and Other Intangible Assets" goodwill
an intangible fixed asset and is amortised through the                resulting from acquisitions should be capitalised and is
profit and loss account on a straight line basis over its             not amortised but tested for impairment annually. Such
expected useful economic life. The expected useful                    goodwill should be written off to the extent that it is
economic life is determined at the time of an acquisition             judged to be impaired.
by considering the nature of the business acquired and the
period of time over which the value of the business is
expected to exceed the value of its net assets.

Goodwill is subject to impairment reviews in accordance with FRS 11 "Impairment of fixed assets and goodwill". The carrying value is written down by the amount of any impairment, and the loss is recognised in the profit and loss account in the period in which this occurs.



Extinguishment of liabilities                                         Extinguishment of liabilities


Under  FRS 5,  "Reporting  the  Substance  of  Transactions",  a      Under SFAS No. 140,  "Accounting  for  Transfers and Servicing
liability is extinguished if an entity's  obligation to transfer      of Financial  Assets and  Extinguishments  of  Liabilities - a
economic  benefits is satisfied,  removed or is no longer likely      replacement  of FASB  Statement No. 125",  ("SFAS No. 140"), a
to occur.                                                             debtor may  de-recognise a liability if and only if either (a)
                                                                      the debtor pays the creditor and is relieved of its
                                                                      obligation for the liability, or (b) the debtor is legally released from being the primary obligor under the liability either financially or by the creditor.



Future developments                                                   Future developments


In December 2003, the Urgent Issues Task Force issued UITF            In November 2002, the FASB issued FASB Interpretation No.
Abstract 38, "Accounting for ESOP trusts", ("UITF 38").               ("FIN") 45, "Guarantor's Accounting and Disclosure
UITF 38 requires shares held in ESOP trusts to be                     Requirements for Guarantee's, Including Indirect
accounted for as a deduction in arriving at shareholders'             Guarantees of Indebtedness of Others", ("FIN 45"). FIN 45
funds, rather than as assets. The charge to the profit and            clarifies the requirements of SFAS No. 5, "Accounting for
loss account in respect of such shares is based on the                Contingencies", relating to a guarantor's accounting for,
intrinsic value of the shares, rather than book value.                and disclosure of, the issuance of certain types of
                                                                      guarantees. The Interpretation's provisions for initial
UITF 38 will be implemented by the Group in 2004 and is               recognition and measurement are to be applied to all
not expected to have a material impact on the Group's                 obligations assumed under guarantees and requires
financialposition or results of operations.                           disclosure by guarantors in respect of guarantees issued
                                                                      (including guarantees embedded in other contracts).
                                                                      Northern Rock adopted the requirements of FIN 45 during
                                                                      the year ended December 31, 2003. There was no material
                                                                      effect on the Group's financial position or results of
                                                                      operations as a result of the adoption of this standard.





Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

U.K. GAAP                                                             U.S. GAAP
---------                                                             ---------

Future developments (continued)                                       Future developments (continued)


In April, 2004 the ASB issued FRS 20, "Share-based                    In January 2003, the FASB issued FIN 46, "Consolidation of
Payment" ("FRS 20"). This standard specifies the                      Variables Interest Entities", ("FIN 46") as an
accounting treatment to be adopted by entities making                 interpretation of Accounting Research Bulletin No. 51,
share-based payments. For Northern Rock, FRS 20 is                    "Consolidated Financial Statements". This was revised in
identical to the IASB's IFRS 2, "Share-based Payment", and            December 2003 and reissued as FIN 46-R. FIN 46 addresses
therefore has the effect of implementing that IFRS in the             consolidation of variable interest entities ("VIEs") by
U.K.                                                                  business enterprises. An entity is considered a VIE
                                                                      subject to consolidation if the equity investment at risk
                                                                      is not sufficient to permit the entity to finance its
                                                                      activities without additional subordinated financial
                                                                      support or if the equity investors lack one of three
                                                                      characteristics of a controlling financial interest.
                                                                      First, the equity investors lack the ability to make
                                                                      decisions about the entity's activities through voting
International Financial Reporting Standards ("IFRS")                  rights  or similar rights. Second, they do not bear the
                                                                      obligation to absorb the expected losses of the entity if
                                                                      they occur. Lastly, they do not claim the right to receive
The European Parliament and Council of the European Union             expected returns of the entity if they occur, which are
issued a regulation in 2002 that will require all EU                  the compensation for the risk of absorbing the expected
listed companies to prepare their consolidated financial              losses.
statements in accordance with IFRS rather than the
existing national GAAP. The regulation takes effect for               FIN 46 requires that VIEs be consolidated by the entity
accounting periods beginning after January 1, 2005 and                that maintains the majority of the risks and rewards of
consequently the accounting framework under which the                 ownership, that is, the primary beneficiary.
Group reports will change. The Group will produce its
consolidated financial statements in accordance with IFRS             For VIEs created prior to February 1, 2003, FIN 46
for the year ended 31st December 2005.                                specifies transitional disclosure requirements for the
                                                                      December 31, 2003 financial statements in relation to the
Northern Rock is currently evaluating the areas that will             nature, size and potential maximum loss in relation to
be most affected by the adoption of IFRS, including                   those VIEs where the entity has involvement. Measurement
impacts to its underlying systems, and assessing the                  and recognition requirements are effective in 2004 for
impact of this change on both its underlying financial                VIEs existing at February 1, 2003. For all VIEs created
statements and its US GAAP reconciliations.                           subsequent to February 1, 2003, public entities must apply either the provisions of FIN 46 or early adopt the
                                                                      provisions of FIN 46-R for reporting periods ending after
                                                                      December 15, 2003. The full provisions of FIN 46 and FIN
                                                                      46-R are to be applied to all VIEs where the entity has
                                                                      involvement at the end of the first interim or annual
                                                                      reporting period ending after March 15, 2004. No VIEs were entered into post February 1, 2003 which required Northern
                                                                      Rock to comply with the requirements of FIN 46 and FIN
                                                                      46-R.

                                                                      The adoption of the recognition and initial measurement
                                                                      requirements of FIN 46 and FIN 46-R are not expected to
                                                                      have any effect on the Group's financial position or
                                                                      results of operations.





Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

U.K. GAAP                                                             U.S. GAAP
---------                                                             ---------


                                                                      Future developments (continued)

                                                                      In May 2003, the FASB issued SFAS No. 150, "Accounting for
                                                                      Certain Financial Instruments with Characteristics of both
                                                                      Liabilities and Equity", ("SFAS No. 150"). The Statement
                                                                      improves the accounting for certain financial instruments
                                                                      that, under previous guidance, issuers could account for
                                                                      as equity. The new Statement requires that those
                                                                      instruments be classified as liabilities in statements of
                                                                      financial position. The Standard is applied prospectively
                                                                      for financial instruments entered into or modified after
                                                                      May 31, 2003, and otherwise is effective from the
                                                                      beginning of the first interim period beginning after June
                                                                      15, 2003.

                                                                      Northern Rock did not enter into, or modify the terms of,
                                                                      any financial instrument that would be affected by this
                                                                      Standard. The Group does not believe that the adoption of
                                                                      SFAS No. 150 for prior periods will have a material effect on its financial position or results of operations.



                                                                      In December 2003, the FASB issued SFAS No. 132 (revised
                                                                      2003), "Employers' Disclosures about Pensions and Other
                                                                      Post-retirement Benefits.", ("SFAS No. 132"). SFAS No. 132 revises employers' disclosures about pension plans and
                                                                      other post-retirement benefits by requiring additional
                                                                      disclosures such as descriptions of the types of plan
                                                                      assets, investment strategies, measurement dates, plan
                                                                      obligations, cash flows and components of net periodic
                                                                      benefit costs recognised during interim periods. The
                                                                      statement does not change the measurement or recognition
                                                                      of the plans.

                                                                      The additional disclosures for domestic plans (i.e. plans
                                                                      established in the United Kingdom for Northern Rock) are
                                                                      required for the year ended December 31, 2003 which
                                                                      Northern Rock has complied with in full. Northern Rock
                                                                      does not have any plans that would be classified as
                                                                      foreign plans under the standard for which additional
                                                                      disclosure would be required in fiscal year 2004.



                                                                      EITF Issue 03-01 "The Meaning of Other-Than-Temporary
                                                                      Impairment and Its Application to Certain Investments" was
                                                                      issued in January 2004. The EITF requires certain
                                                                      additional disclosures to other-than-temporary impairments for investments accounted for under the cost method or the equity method, classified as either available-for-sale or
                                                                      held-to-maturity under SFAS No. 115 (including individual
                                                                      securities and investments in mutual funds) and
                                                                      investments accounted for under SFAS No. 124.


Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

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

The Company's U.S. GAAP net income for the year ended December 31, 2001 was restated during the year ended December 31, 2002 to include the effect of certain liabilities extinguished under U.K. GAAP but not under U.S. GAAP which were previously omitted from the reconciliation of net income and shareholders' equity (see "Extinguishment of liabilities" in the summary of differences on page F-55). The effects of this correction on the results of the year ended December 31, 2001 were as follows:

                                                                                                                                2001
                                                                                                                              (GBP)m

Net income in accordance with U.S. GAAP as previously reported                                                                165.9
Liabilities extinguished under U.K. GAAP but not under U.S. GAAP                                                              (20.9)
------------------------------------------------------------------------------------------------------------------------------------

Restated net income in accordance with U.S. GAAP                                                                              145.0
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                               2001
                                                                                                                              pence


Basic earnings per share for net income as previously reported                                                                 34.4
Effect of adjustment                                                                                                           (5.0)
------------------------------------------------------------------------------------------------------------------------------------

Restated basic earnings per share for net income                                                                               29.4
------------------------------------------------------------------------------------------------------------------------------------





Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                       Note        2003          2002          2001
                                                                                                        (as restated) (as restated)
                                                                                                 (GBP)m        (GBP)m        (GBP)m

Consolidated profit attributable to ordinary
shareholders of Northern Rock plc (U.K. GAAP)                                                      274.6        229.7         192.8

Loan origination fees                                                                              (55.4)       (44.5)        (19.5)
Mortgage incentives                                                                                 (1.9)         2.6           3.3
Pension cost                                                                             a)         (3.2)        (1.4)          1.1
Losses on tangible fixed assets                                                          b)         (0.8)        (0.3)         (0.3)
Stock-based compensation                                                                 c)         (2.1)        (1.9)         (1.1)
Amortisation of goodwill                                                                 f)         3.6           1.5             -
Capitalised interest                                                                                0.1           0.9           0.3
Realised gains on available for sale securities                                                       -             -           1.7
Impairment of available for sale securities                                                           -          (6.7)         (0.2)
Reclassification of income from securitisation
-   Interest income and similar income arising from loans and advances                             696.0        415.3         245.6
-   Securitisation interest receivable                                                            (696.0)      (415.3)       (245.6)
-   Interest expense                                                                              (538.3)      (323.7)       (205.4)
-   Securitisation interest payable                                                                538.3        323.7         205.4
-   Provisions for loan losses                                                                       0.6         (4.7)         (2.5)
-   Other operating income                                                                          (0.2)         4.9           2.6
-   Other operating expenses                                                                        (0.4)        (0.2)         (0.1)
Reclassification of provisions for losses on properties in possession:
-   Provisions for loan losses                                                                       0.6          0.8           3.6
-   Losses on other real estate owned                                                               (0.6)        (0.8)         (3.6)
Non qualifying hedging derivatives                                                       l)       (310.7)      (474.5)         23.2
Extinguishment of liabilities                                                                         -             -         (20.9)
Foreign currency translation of bonds                                                              429.7        403.8          (7.1)
Reserve capital instruments appropriation                                                             -             -           2.3
Deferred tax effect of the above U.S./U.K. GAAP adjustments                                        (17.7)        35.7          (1.8)
Deferred tax                                                                             d)           -             -           0.7
------------------------------------------------------------------------------------------------------------------------------------

Total U.S. GAAP adjustments, net                                                                    41.6        (84.8)        (18.3)
------------------------------------------------------------------------------------------------------------------------------------

Earnings before change in accounting principle                                                     316.2        144.9         174.5

Cumulative effect of adoption of FAS 133
(net of related income tax benefit of (GBP)20.2m)                                                     -             -         (47.1)
------------------------------------------------------------------------------------------------------------------------------------

Consolidated profit attributable to ordinary
shareholders of Northern Rock plc (U.S. GAAP)                                                     316.2         144.9         127.4

Reserve capital instruments appropriation (net of
    tax credit of (GBP)7.6m; 2002 (GBP)7.6m; 2001 (GBP)7.6m)                                       17.6          17.6          17.6
------------------------------------------------------------------------------------------------------------------------------------
Net income (U.S. GAAP)                                                                            333.8         162.5         145.0
------------------------------------------------------------------------------------------------------------------------------------

In addition to the restatement discussed on page F-58, the reclassification of income from securitisation GAAP adjustment shown above for the years ended 31 December 2001 and 2002 was restated in 2003 as a result of Northern Rock changing the U.K. GAAP presentation of income from securitisation during the year ended 31 December 2003. Further details are given in note 2a.






Notes on the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Note          2003          2002
                                                                                                                      (as restated)
                                                                                                               (GBP)m        (GBP)m

Consolidated shareholders' funds of Northern Rock plc (U.K. GAAP)                                             1,387.9       1,209.6

Loan origination fees                                                                                          (165.7)       (110.3)
Mortgage incentives                                                                                             134.0         135.9
Pension cost                                                                                         a)          13.7          16.9
Impairment of tangible fixed assets                                                                  b)           7.7           8.5
Stock-based compensation                                                                             c)          11.5          10.3
Purchase accounting adjustments                                                                      f)          (0.8)         (4.4)
Capitalised interest                                                                                              1.3           1.2
Net unrealised gain on available for sale securities                                                 g)          34.7          52.4
Unrealised holding gain on held to maturity securities                                               g)           0.6           1.0
Impairment of available for sale securities                                                          g)          (6.7)         (6.7)
Reclassification of available for sale securities pledged to creditors
-   Available for sale securities                                                                              (688.1)       (874.8)
-   Available for sale securities pledged to creditors                                                          688.1         874.8
 FAS 133 fair value adjustment
-   Loans and advances to customers                                                                  l)          14.6             -
-   Available for sale securities                                                                    l)           5.6           4.4
-   Deposits by banks                                                                                l)         (18.7)         (7.6)
-   Customer accounts                                                                                l)          (1.9)         (4.7)
-   Debt securities in issue                                                                         l)         245.9         148.9
-   Subordinated liabilities                                                                         l)         (22.1)        (32.9)
Non-qualifying hedging derivatives                                                                   l)        (812.0)       (496.4)
Hedging derivatives                                                                                  l)        (258.5)       (148.6)
Extinguishment of liabilities                                                                                   (51.7)        (51.7)
Foreign currency translation of bonds                                                                           865.3         435.6
Reserve capital instruments                                                                                     300.0         300.0
Reserve capital instruments appropriation                                                                         7.0           7.0
Reclassification of treasury stock                                                                              (58.1)        (53.8)
Reclassification of securitised mortgage loans:
-   Restricted cash                                                                                           1,200.4         680.9
-   Loans and advances to customers subject to securitisation                                               (15,678.7)     (9,841.2)
-   Loans and advances to customers                                                                          14,491.6       9,208.7
-   Other liabilities                                                                                           (13.3)        (48.4)
Reclassification of non-recourse finance:
-   Non-recourse finance                                                                                     14,832.4       9,254.6
-   Debt securities in issue                                                                                (14,983.3)     (9,464.9)
-   Other liabilities                                                                                           150.9         210.3
Reclassification of properties in possession:
-   Loans and advances to customers                                                                             (14.6)        (10.9)
-   Other assets                                                                                                 14.6          10.9
Dividends payable                                                                                                65.3          56.6
Deferred tax effect of the above U.S./U.K. GAAP adjustments
 - cumulative charge to profit on ordinary activities after tax                                                  (1.6)         16.1
 - cumulative charge directly to shareholders' funds                                                            (10.0)        (15.3)
Deferred tax                                                                                         d)             -             -
------------------------------------------------------------------------------------------------------------------------------------

Total U.S. GAAP adjustments, net                                                                                299.4         262.4
------------------------------------------------------------------------------------------------------------------------------------

Consolidated shareholders' funds of Northern Rock plc (U.S. GAAP)                                             1,687.3       1,472.0
------------------------------------------------------------------------------------------------------------------------------------


The reclassification of securitised mortgage loans GAAP adjustment shown above as at 31 December 2002 has been restated as a result of Northern Rock changing the U.K. GAAP presentation of securitised assets during the year ended 31 December 2003. Further details are given in note 2b.






Notes to the Accounts


45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

a) Pension cost

Under U.S. GAAP, the Group adopts the provisions of SFAS No. 87, "Employers Accounting for Pensions" ("SFAS No. 87"), as amended by
SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits" and SFAS No. 132 (revised 2003),
"Employers' Disclosures about Pensions and Other Post-retirement Benefits", in respect of the Northern Rock Pension Scheme, a funded plan as at 31 December 1995. The U.S. GAAP pension cost for the funded pension scheme, including the cost of guaranteeing the benefits of members within the defined contribution scheme approaching retirement, for 2003 of (GBP)10.7m (2002: (GBP)8.3m;
2001: (GBP)3.5m) compares with (GBP)7.5m in 2003 (2002: (GBP)6.9m; 2001: (GBP)4.6m) under U.K. GAAP.

The following disclosures are based upon pension costs as calculated under U.S. GAAP. Calculations have been performed at 31
December 2003.


Net periodic pension cost                                                                          2003          2002          2001
                                                                                                 (GBP)m        (GBP)m        (GBP)m

Service cost                                                                                        7.1           6.7           6.4
Interest cost                                                                                      10.1           9.4           8.2
Expected return on plan assets                                                                    (10.4)         (9.7)        (11.0)
Amortisation of unrecognised net asset at transition                                               (0.7)         (0.6)         (0.7)
Amortisation of unrecognised net loss                                                               4.6           2.5           0.6
------------------------------------------------------------------------------------------------------------------------------------

Net periodic pension cost                                                                          10.7           8.3           3.5
------------------------------------------------------------------------------------------------------------------------------------


Projected benefit obligation                                                                       2003          2002          2001
                                                                                                 (GBP)m        (GBP)m        (GBP)m

Benefit obligation at the beginning of the year                                                   182.6         166.4         143.5
Reclassified to defined contribution scheme                                                           -          (1.4)            -
Service cost                                                                                        7.1           6.7           6.4
Interest cost                                                                                      10.1           9.4           8.2
Employee contributions                                                                              1.8           1.7           1.7
Actuarial loss                                                                                     34.2           3.4          10.3
Benefits paid                                                                                      (3.5)         (3.6)         (3.7)
------------------------------------------------------------------------------------------------------------------------------------

Benefit obligation at the end of the year                                                         232.3         182.6         166.4
------------------------------------------------------------------------------------------------------------------------------------


Fair value of plan assets                                                                          2003          2002          2001
                                                                                                 (GBP)m        (GBP)m        (GBP)m

Fair value of plan assets at beginning of year                                                    154.2         137.1         139.9
Reclassified to defined contribution scheme                                                           -          (1.4)            -
Actual return on plan assets                                                                       21.1         (18.7)         (5.4)
Employer contributions                                                                              5.9          39.1           4.6
Employee contributions                                                                              1.8           1.7           1.7
Benefits paid                                                                                      (3.5)         (3.6)         (3.7)
------------------------------------------------------------------------------------------------------------------------------------

Fair value of plan assets at end of year                                                          179.5         154.2         137.1
------------------------------------------------------------------------------------------------------------------------------------





Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

a) Pension cost (continued)

Funded status of the plan                                                                          2003          2002          2001
                                                                                                 (GBP)m        (GBP)m        (GBP)m

Fair value of plan assets                                                                         179.5         154.2         137.1
Projected benefit obligation                                                                     (232.3)       (182.6)       (166.4)
------------------------------------------------------------------------------------------------------------------------------------
Funded status                                                                                     (52.8)        (28.4)        (29.3)

Unrecognised actuarial loss                                                                        97.1          78.2          48.9
Unrecognised net asset at transition                                                                  -          (0.7)         (1.3)
------------------------------------------------------------------------------------------------------------------------------------

Prepaid assets                                                                                     44.3          49.1          18.3
------------------------------------------------------------------------------------------------------------------------------------

The Accumulated Benefit Obligation was calculated based on Approach 2 disclosed in EITF 88-1 "Determination of Vested Benefit
Obligation for a Defined Benefit Pension Plan". In this approach, the actuarial present value of the vested benefits to which the employee is currently entitled is based on the employee's expected date of separation or retirement, as opposed to Approach 1, where the Vested Benefit Obligation is the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately. The Accumulated Benefit Obligation at 31 December 2003 was (GBP)163.9m.

Under SFAS No. 87, the excess of plan assets over the projected benefit obligation at the transition date totalled (GBP)5.4m and was recorded as a net asset and increase to shareholders' funds. This net asset is recognised as a reduction to pension expense on a prospective basis over approximately 8 years.

Principal financial assumptions
The financial assumptions used to calculate the projected benefit obligation for the Company's pension scheme at 31 December 2003,
2002 and 2001 were as follows.

                                                                                                   2003          2002          2001
                                                                                                   % pa          % pa          % pa

Discount rate                                                                                      5.40          5.60          5.75
Rate of pay escalation                                                                             4.40          4.05          4.25
Rate of pension increase                                                                           3.00          3.00          3.00
Rate of expected return on plan assets                                                             6.80          6.70          7.00
Price inflation                                                                                    2.65          2.30          2.50

The assets of the plan are invested primarily in equity and fixed interest securities.

The overall expected return on plan assets assumption is derived as the weighted average of the expected returns from each of the main asset classes. The expected return for each asset class reflects a combination of historical performance analysis, the forward looking views of financial markets, as suggested by the yields available, and the views of investment organisations.

Plan assets
The Trustees of the Northern Rock Pension Scheme determine their investment strategy with regard to the liability profile of the
Scheme. The Trustees have determined the following benchmark which they believe provides an adequate balance between maximising the return on assets and minimising the risk of failing to meet the liabilities over the long-term.

                                                                                                 Target    Percentage    Percentage
                                                                                             allocation     of scheme     of scheme
                                                                                                 at 31   assets at 31  assets at 31
                                                                                               December      December      December
                                                                                                  2003           2003          2002
Asset category                                                                                       %             %             %

Equities                                                                                           52.5          53.5          51.6
Bonds                                                                                              42.5          41.7          43.2
Property                                                                                            5.0           4.1           4.9
Cash                                                                                                  -           0.7           0.3
Overall, the Trustees of the Northern Rock Pension Scheme aim to have a sufficiently diversified portfolio.




Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

a) Pension cost (continued)

Cash flows                                                                               Forecast
                                                                                            2004           2003          2002
                                                                                           (GBP)m        (GBP)m        (GBP)m

Employer contributions                                                                        5.9           5.9          39.1
Benefit payments                                                                                            3.5           3.6


Staff who joined the scheme before 1 July 1999 participate in the funded, contracted-out, defined benefit section of the scheme unless they opt out. Retirement benefits of this section of the scheme are based on the individual's final year's pensionable salary and the number of years pensionable service with the Group at retirement. Other staff, including those employed at 1 July 1999 but not members of the defined benefit section of the scheme at that date, together with staff employed from 1 July 1999, participate in the contracted-in defined contribution section of the scheme unless they opt out. Retirement benefits of this section of the scheme are based on the individual's periodic contributions to the scheme and the relative market performance of the investments. The U.S. GAAP pension charge for this section of the scheme, excluding the cost of guaranteeing the benefits of members approaching retirement, is the same as the U.K. GAAP charge and amounted to (GBP)1.1m (2002:
(GBP)0.8m; 2001: (GBP)0.8m).

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

Disposal of branches during the period 2001 to 2003 resulted in amounts relating to restructuring provisions recorded during 1997 under U.K. GAAP being recognised in income under U.S. GAAP in those periods. This resulted in a decrease to net income under U.S. GAAP of (GBP)0.3m in 2001, (GBP)0.3m in 2002 and (GBP)0.8m in 2003.

c) Stock-based compensation

 Summary of schemes

Northern Rock grants stock options to executive officers and employees under the following schemes:

o   Employee Share Option Scheme
o   Employee Sharesave Scheme

Equity instruments other than options have been granted under the following schemes:

o   Employee Share Ownership Scheme
o   Share Incentive Plan / Approved Profit Sharing Scheme
o   Long Term Incentive Plan
o   Share Matching Scheme
o   Deferred Bonus Plan

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

Notes to the Accounts

--------------------------------------------------------------------------------

c) Stock-based compensation (continued)

Stock Option Schemes (continued)
--------------------------------

Employee Sharesave Schemes

Qualifying employees may participate in the Employee Sharesave Schemes which are qualified Save as You Earn ("SAYE") schemes, as defined by the Inland Revenue. Under these schemes, employees may contribute a portion of their monthly salary, up to a specified maximum amount, and at the expiry of a fixed term, have the option to use the savings to acquire shares in Northern Rock plc. The fixed terms outlined in the schemes for option vesting are three, five and seven years. Options can be exercised up to six months after vesting. Employees who leave the Company prior to becoming fully vested may be able to exercise their options, for up to six months, if they meet certain specified criteria. Options are granted to the employees at a discount from the market price. This was 20% for the first two grants and 10% for the third grant. The vesting period for the options is equivalent to the fixed terms in accordance with the schemes' rules.

Three Sharesave schemes are currently in operation resulting from options offered to employees during 1997, 2000 and 2003. Employees can save in any number of the schemes up to an overall specified maximum amount.

The following tables summarise the movement in the number of stock options between those outstanding at the beginning and end of the year, together with changes in weighted average exercise price over the same period. The number of shares authorised for grant under each scheme was equal to the actual number of shares granted in all years presented.



                                                            Employee Sharesave         Employee Sharesave         Employee Sharesave
                                                                 (2003) Scheme              (2000) Scheme              (1997) Scheme
                                                      ------------------------      ---------------------      ---------------------

                                                                      Weighted                   Weighted                   Weighted
                                                                       average                    average                    average
                                                            Number of exercise         Number of exercise         Number of exercise
                                                                         price                      price                      price
                                                                 options (GBP)              options (GBP)              options (GBP)
                                                      ------------------------      ---------------------      ---------------------
2003
----
Options outstanding at the beginning of the year                 -           -      2,914,520        2.15         57,451        3.81
Options granted during the year                            965,168        5.98              -           -              -           -
Options exercised during the year                              367        5.98      1,507,776        2.15         21,007        3.81
Options forfeited during the year                           52,141        5.98         12,353        2.15              -           -
Options expired during the year                                  -           -              -           -              -           -
Options outstanding at the end of the year                 912,660        5.98      1,394,391        2.15         36,444        3.81
Options exercisable at the end of the year                   6,688        5.98         24,696        2.15          2,713        3.81

2002
----
Options outstanding at the beginning of the year                 -           -      2,977,031        2.15         61,322        3.81
Options granted during the year                                  -           -              -           -              -           -
Options exercised during the year                                -           -         11,904        2.15              -           -
Options forfeited during the year                                -           -         50,607        2.15          3,871        3.81
Options expired during the year                                  -           -              -           -              -           -
Options outstanding at the end of the year                       -           -      2,914,520        2.15         57,451        3.81
Options exercisable at the end of the year                       -           -          5,585        2.15         22,030        3.81

2001
----
Options outstanding at the beginning of the year                 -           -      3,128,202        2.15        167,737        3.81
Options granted during the year                                  -           -              -           -              -           -
Options exercised during the year                                -           -         16,217        2.15         92,326        3.81
Options forfeited during the year                                -           -        134,954        2.15          1,519        3.81
Options expired during the year                                  -           -              -           -         12,570        3.81
Options outstanding at the end of the year                       -           -      2,977,031        2.15         61,322        3.81
Options exercisable at the end of the year                       -           -              -           -              -           -









45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

c) Stock-based compensation (continued)

Stock Option Schemes (continued)
--------------------------------


                                                                                          Employee Share              Employee Share
                                                                                    Option (2002) Scheme        Option (1998) Scheme
                                                                                -------------------------      ---------------------

                                                                                                Weighted                    Weighted
                                                                                                 average                     average
                                                                                Number of       exercise         Number  of exercise
                                                                                  options     price (GBP)       options  price (GBP)
                                                                                -------------------------      ---------------------
2003
----
Options outstanding at the beginning of the year                                3,602,000           6.41      1,278,119        6.18
Options granted during the year                                                         -              -              -           -
Options exercised during the year                                                  14,000           6.41        332,554        6.18
Options forfeited during the year                                                 219,000           6.41              -           -
Options expired during the year                                                         -              -              -           -
Options outstanding at the end of the year                                      3,369,000           6.41        945,565        6.18
Options exercisable at the end of the year                                         27,000           6.41        945,565        6.18

2002
----
Options outstanding at the beginning of the year                                        -              -      2,217,902        6.18
Options granted during the year                                                 3,796,000           6.41              -           -
Options exercised during the year                                                       -              -        831,333        6.18
Options forfeited during the year                                                 194,000           6.41        103,250        6.18
Options expired during the year                                                         -              -          5,200        6.18
Options outstanding at the end of the year                                      3,602,000           6.41      1,278,119        6.18
Options exercisable at the end of the year                                          4,000           6.41      1,278,119        6.18

2001
----
Options outstanding at the beginning of the year                                        -              -      2,403,352        6.18
Options granted during the year                                                         -              -              -           -
Options exercised during the year                                                       -              -              -           -
Options forfeited during the year                                                       -              -        105,400        6.18
Options expired during the year                                                         -              -         80,050        6.18
Options outstanding at the end of the year                                              -              -      2,217,902        6.18
Options exercisable at the end of the year                                              -              -      2,217,902        6.18



All options outstanding at 31 December 2003 under the Employee Sharesave (2003) Scheme, the Employee Sharesave (2000) Scheme, the
Employee Sharesave (1997) Scheme, the Employee Share Option (2002) Scheme and the Employee Share Option (1998) Scheme were granted with an exercise price of (GBP)5.98, (GBP)2.15, (GBP)3.81, (GBP)6.41 and (GBP)6.18 respectively. The market price of the Company's shares at the grant date for each of these schemes was (GBP)6.40, (GBP)3.07, (GBP)4.82, (GBP)6.41 and (GBP)6.18, respectively.






Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

c) Stock-based compensation (continued)

Stock Option Schemes (continued)
--------------------------------

Stock-based compensation costs relating to these schemes were as follows
                                                                                             2003          2002          2001
                                                                                           (GBP)m        (GBP)m        (GBP)m

Employee Sharesave (2003) Scheme                                                              0.1             -             -
Employee Sharesave (2000) Scheme                                                              0.4           0.7           0.7
Employee Sharesave (1997) Scheme                                                                -             -             -
Employee Share Option (2002) Scheme                                                           1.2             -             -
Employee Share Option (1998) Scheme                                                             -             -             -

The weighted average grant date fair value of options granted during the year were as follows.
                                                                                             2003          2002          2001
                                                                                            (GBP)         (GBP)         (GBP)
Employee Sharesave (2003) Scheme
    Three year vesting                                                                       1.57           n\a           n\a
    Five year vesting                                                                        1.84           n\a           n\a
    Seven year vesting                                                                       2.02           n\a           n\a

Employee Share Option (2002) Scheme                                                           n\a          1.63           n\a

The fair values used to calculate the weighted averages in the table above were calculated using the methodology prescribed under
SFAS No. 123, "Accounting for Stock-Based Compensation", which is described further below.

The weighted average remaining contractual life of options outstanding at 31 December 2003 were as follows.

                                                                                               Weighted average
Scheme                                                                                           contractual life

Employee Sharesave (2003) Scheme                                                                      3.7 years
Employee Sharesave (2000) Scheme                                                                      2.5 years
Employee Sharesave (1997) Scheme                                                                      1.4 years
Employee Share Option (2002) Scheme                                                                   8.5 years
Employee Share Option (1998) Scheme                                                                   4.4 years

Notes to the Accounts

--------------------------------------------------------------------------------

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

Share Incentive Plan / Approved Profit Sharing Scheme

The Share Incentive Plan ("SIP") was established in 2003 and is available to all employees who have completed a minimum of six months of service. Provided that the Company meets certain performance criteria annually as outlined in the SIP, eligible employees are granted rights to shares in Northern Rock plc for an amount not in excess of 5% of their annual salary, free from any consideration. The rights to shares vest immediately. The Company subsequently purchases shares to satisfy the shares vested and transfers them to an independent trustee company. Shares are transferred to the employees by the trustee company on the fifth anniversary of the grant date. The SIP was introduced following changes to UK legislation regarding employee share compensation schemes. Prior to this the company operated an Approved Profit Sharing Scheme ("APSS") for employees. The qualifying conditions for and operation of APSS were the same as for SIP except that shares were transferred to the employees by the trustee company on the third anniversary of the grant date rather than the fifth anniversary. Compensation expense related to these schemes was (GBP)1.7m, (GBP)2.4m and
(GBP)1.6m for 2003, 2002 and 2001, respectively.

Long Term Incentive Plan

Executive Directors and certain other senior executives, who are not within 2 years of retirement age, are granted rights to shares under the Long Term Incentive Plan ("LTIP"). Rights to shares are granted under the LTIP to eligible employees free from any consideration. The vesting period for the shares is 3 years from the date of grant and is subject to certain performance targets for the Company over the vesting period. If certain performance criteria have been met by the Company, the employees may exercise their options within a 3 month window immediately subsequent to the vesting period. Compensation expense related to this scheme was (GBP)2.9m, (GBP)2.7m and (GBP)3.9 for 2003, 2002 and 2001, respectively.

Share Matching Schemes

The Company operates two Share Matching Schemes which entitle certain employees to use their annual bonuses to purchase shares in Northern Rock plc. The first scheme applies to Executive Directors and other senior executives (Share Matching Scheme 1). Originally, for every four shares purchased by the employee, the Company granted the employee the right to one additional share, free from any consideration. This scheme was altered during 2000 such that the Company now grants the employee one additional share for every share purchased. Rights to these shares vest over 3 years from the grant date. The Company has purchased shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense related to this scheme was (GBP)1.3m, (GBP)0.7m and (GBP)0.3m for 2003, 2002 and 2001, respectively.

The second scheme (Share Matching Scheme 2) was introduced during 2001 and applies to Assistant Directors and senior managers. Under the scheme, employees are entitled to use their annual bonuses to purchase shares in Northern Rock plc. For every two shares purchased by the employee, the Company grants the employee the right to one additional share, free from any consideration. Rights to these shares vest over 3 years from the grant date. The company has purchased shares on behalf of the employees for the amounts allocated by them from their annual bonuses together with shares equivalent to the related rights granted and has transferred them to an independent trustee. The shares will be transferred to the employees at the end of the vesting period. Compensation expense related to this scheme was (GBP)0.2m, (GBP)0.1m and (GBP)nil for 2003, 2002 and 2001 respectively.

Notes to the Accounts

--------------------------------------------------------------------------------

c) Stock-based compensation (continued)

Other Equity Instruments (continued)
------------------------------------

Deferred Bonus Plan

An Executive Director or senior executive who receives a bonus under the short term cash bonus scheme may, at the absolute discretion of the Remuneration Committee, be granted an award of shares under the plan with a pre-tax value equal to the pre-tax value of his bonus under the short term cash bonus scheme. A participant who is granted an award must normally continue to hold those shares and remain an employee of the Group for a period of three years from the grant date in order to retain the full number of shares so granted to him, although shares will be released earlier in certain "good leaver" circumstances. Compensation expense related to this scheme was (GBP)1.0m, (GBP)0.5m and
(GBP)0.2m for 2003, 2002 and 2001 respectively.


                                                              2003                            2002                              2001
                                                          Weighted                        Weighted                          Weighted
                                                      average fair                     average fair                     average fair
                                       Number of          value at        Number of        value at        Number of        value at
                                  rights granted        grant date   rights granted      grant date   rights granted      grant date
                                  --------------------------------  -------------------------------   ------------------------------

Employee Share Ownership Scheme                -                 -                -               -                -               -
Approved Profit Sharing Scheme                 -                 -          368,414       (GBP)6.65          303,178       (GBP)5.16
Share Incentive Plan                     237,304              7.11                -               -                -               -
Long Term Incentive Plan                 636,966              6.10          389,040       (GBP)6.66          473,481       (GBP)4.65
Share Matching Scheme 1                  345,859              6.10          170,852       (GBP)6.66          168,366       (GBP)4.65
Share Matching Scheme 2                   41,533              6.92           38,149       (GBP)6.78           45,060       (GBP)5.60
Deferred Bonus Plan                      262,500              6.10          117,942       (GBP)6.66          144,792       (GBP)4.65

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


                                                                                                   2003          2002          2001
                                                                                                                       (as restated)
                                                                                                 (GBP)m        (GBP)m        (GBP)m
Net income under U.S. GAAP

As reported                                                                                       333.8         162.5         145.0
Add total stock-based employee compensation included in reported net income,
   net of related tax effects                                                                       6.2           4.9           4.7
Less total stock-based employee compensation determined under the fair value
  based method for all awards, net of related tax effects                                          (6.7)         (5.7)         (5.2)
------------------------------------------------------------------------------------------------------------------------------------

Pro forma net income                                                                              333.3         161.7         144.5
------------------------------------------------------------------------------------------------------------------------------------

Basic earnings per Ordinary Share under U.S. GAAP

As reported                                                                                        76.7p         35.0p         29.4p
Pro forma                                                                                          76.6p         34.8p         29.3p

Diluted earnings per Ordinary Share under U.S. GAAP

As reported                                                                                        76.0p         34.7p         29.2p
Pro forma                                                                                          75.9p         34.5p         29.0p





Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

c) Stock-based compensation (continued)

Pro forma net income and basic and diluted earnings per share data (continued)

The fair value of each option granted under the five primary stock option schemes has been estimated as at the grant date using the
Black-Scholes option pricing model using the following assumptions for 2003, 2002 and 2001. The fair values of rights to shares granted under the LTIP have been estimated as the market price of shares at the grant date. Note that if the fair values for shares granted under the other share compensation schemes had been calculated under the Black-Scholes model, they would have equated to the intrinsic value.

                                                                                                   2003           2002          2001
Risk free interest rate:
    Employee Sharesave (2003) Scheme
       Three year vesting                                                                           3.8%           n/a           n/a
       Five year vesting                                                                            4.0%           n/a           n/a
       Seven year vesting                                                                           4.2%           n/a           n/a
    Employee Share Option Scheme (2002)                                                              n/a          4.9%           n/a

Dividend yield                                                                                      3.0%          3.1%           n/a

Expected volatility of underlying shares                                                           30.0%         30.0%           n/a

Expected lives of options granted:
    Employee Sharesave (2003) Scheme

       Three year vesting                                                                        3 years           n/a           n/a
       Five year vesting                                                                         5 years           n/a           n/a
       Seven year vesting                                                                        7 years           n/a           n/a
    Employee Share Option Scheme (2002)                                                              n/a       5 years           n/a





Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

d) Deferred tax

In the reconciliations of U.K. to U.S. GAAP above and U.S. GAAP financial statements in note 46, the Group's deferred taxes have been recalculated following the guidance of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). The effect of this calculation is shown in the reconciliations of U.K. to U.S. GAAP in the line item "deferred tax".

The principal components of the Group's net deferred tax asset/(liability) calculated under SFAS No. 109, are as follows.

                                                                                                                 2003          2002
                                                                                                               (GBP)m        (GBP)m
Deferred tax liabilities:

Excess of capital allowances over depreciation                                                                   (8.8)         (5.9)
Contribution from mortgage indemnity insurance subsidiary                                                       (35.3)        (16.5)
Pension fund prepayment                                                                                          (4.1)         (2.0)
Other timing differences                                                                                         (2.5)         (1.7)
------------------------------------------------------------------------------------------------------------------------------------

Total deferred tax liabilities                                                                                  (50.7)        (26.1)
------------------------------------------------------------------------------------------------------------------------------------

Deferred tax assets:

Restructuring provisions                                                                                          2.3           2.6
Capital loss on care homes                                                                                        3.7           3.9
Loan loss provisions                                                                                             20.0          14.7
Contributions to the Northern Rock Foundation                                                                     3.1           2.5
Other timing differences                                                                                          9.3           6.3

------------------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets before valuation allowance                                                             38.4          30.0
Less: valuation allowance                                                                                        (6.7)         (7.3)

Deferred tax assets less valuation allowance                                                                     31.7          22.7
------------------------------------------------------------------------------------------------------------------------------------

Net deferred tax liability under SFAS No. 109                                                                   (19.0)         (3.4)
Net deferred tax (liability)/asset arising from differences in U.K. and U.S. GAAP                               (11.6)          0.8
------------------------------------------------------------------------------------------------------------------------------------

Net deferred tax liability under U.S. GAAP                                                                      (30.6)         (2.6)
------------------------------------------------------------------------------------------------------------------------------------

The valuation allowance against deferred tax assets at 31 December 2003 and 31 December 2002 principally relates to unrealised capital losses arising on the write down of property upon restructuring and realised capital losses on the disposal of care homes.

e) Earnings per share ("EPS")

Under U.S. GAAP, SFAS No. 128, "Earnings per Share" requires certain disclosures relating to earnings per share in addition to the presentation of basic and diluted earnings per share on the face of the Group's profit and loss account. The following tables provide reconciliations of income and number of shares used in the calculation of basic and diluted EPS for the years ended 31
December 2003, 2002 and 2001.




Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

e) Earnings per share ("EPS") (continued)
                                                                                                        Year ended 31 December
                                                                                                   2003          2002          2001
                                                                                                                       (as restated)
                                                                                                 (GBP)m        (GBP)m        (GBP)m

Net income before change in accounting principle                                                  333.8         162.5         192.1
Appropriation on reserve capital instruments
(net of tax benefit of (GBP)7.6m (2002 (GBP)7.6m; 2001 (GBP)7.6m))                                (17.6)        (17.6)        (17.6)
Undeclared appropriation on reserve capital instruments
(net of tax benefit of (GBP)nil (2002 (GBP)nil; 2001 (GBP)2.1m))                                      -             -          (4.9)
------------------------------------------------------------------------------------------------------------------------------------

Net income before change in accounting principle
  available to ordinary shareholders (numerator)                                                  316.2         144.9         169.6
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                       Year ended 31 December
                                                                                                   2003          2002          2001
                                                                                                                       (as restated)
                                                                                                 (GBP)m        (GBP)m        (GBP)m

Net income                                                                                        333.8         162.5         145.0
Appropriation on reserve capital instruments
(net of tax benefit of (GBP)7.6m (2002 (GBP)7.6m; 2001 (GBP)7.6m))                                (17.6)        (17.6)        (17.6)
Undeclared appropriation on reserve capital instruments
(net of tax benefit of (GBP)nil (2002 (GBP)nil; 2001 (GBP)2.1m))                                      -             -          (4.9)
------------------------------------------------------------------------------------------------------------------------------------

Net income available to ordinary shareholders (numerator)                                         316.2         144.9         122.5
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                       Year ended 31 December
                                                                                                   2003          2002          2001
                                                                                                      m             m             m

Weighted average ordinary shares outstanding (denominator for basic EPS)                          412.3         413.5         417.0
Effect of dilutive securities:
Share options                                                                                       3.6           3.6           3.1
------------------------------------------------------------------------------------------------------------------------------------

Adjusted weighted average ordinary shares (denominator for diluted EPS)                           415.9         417.1         420.1
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                       Year ended 31 December
                                                                                                   2003          2002          2001
                                                                                                                       (as restated)
                                                                                                  pence         pence         pence

Basic EPS from net income before change in accounting principle                                    76.7          35.0          40.7
Basic EPS from net income                                                                          76.7          35.0          29.4
Diluted EPS from net income before change in accounting principle                                  76.0          34.7          40.4
Diluted EPS from net income                                                                        76.0          34.7          29.2

EPS, assuming full dilution, is computed based on the average number of common shares outstanding during the period, plus the dilutive effect of stock options. The dilutive effect of stock options is computed using the average market price of the company's stock for the period.

                                                                                                   2003          2002          2001
                                                                                                      m             m             m
Anti-dilutive options to purchase ordinary shares excluded from the computation of diluted EPS
 - at an exercise price of (GBP)3.81 (Sharesave Scheme 1997)                                         -             -           0.1
 - at an exercise price of (GBP)6.18 (Share Option Scheme 1998)                                     1.0           1.7           2.3
 - at an exercise price of (GBP)2.15 (Sharesave Scheme 2000)                                        0.7           1.0           1.2
 - at an exercise price of (GBP)6.41 (Share Option Scheme 2002)                                     3.2           1.6             -
 - at an exercise price of (GBP)5.98 (Sharesave Scheme 2003)                                        0.6             -             -

The movements on these options during each year are given in the tables on pages F-64 and F-65.

Notes to the Accounts

--------------------------------------------------------------------------------

f) Goodwill and other intangible assets

Upon acquisition of Legal & General Bank Limited and Legal & General Mortgage Services Limited, on August 1, 2002, the Group adopted the provisions of SFAS No. 141 "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", ("SFAS No. 142"). The Group was not required to adopt the provisions of these standards prior to this date as the Group did not have any existing goodwill or intangible asset balances. In accordance with SFAS No. 142, goodwill arising on the acquisition of Legal & General Bank Limited and Legal & General Mortgage Services Limited of (GBP)29.9m has been capitalised and is subject to an impairment test at least annually, whereby impairment test reviews may result in annual goodwill write-downs. No other intangible assets were recognised on acquisition.

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

The Group performed its goodwill impairment test as of 31 December 2003 and deemed that there were no indicators of goodwill impairment existing.

The changes in the carrying amount of goodwill for the year ended 31 December 2003 are as follows:

                                                                   (GBP)m

Balance as of January 1, 2003 and December 31, 2003                  29.9
-----------------------------------------------------------------------------


The value of goodwill acquired under U.S. GAAP represents the difference between the cost of the investment in Legal & General Bank Limited and Legal & General Mortgage Services Limited and the fair value of the assets acquired as measured under U.S. GAAP. The carrying amount of goodwill at 31 December 2003 is
(GBP)0.8m lower under U.S. GAAP as compared to U.K. GAAP. This is due to the fair value of assets acquired being (GBP)5.9m higher under U.S. GAAP resulting from different amortisation periods for mortgage incentives acquired (see page F-49), net of cumulative amortisation charge of (GBP)5.1m under U.K. GAAP since acquisition not required under U.S. GAAP.

Notes to the Accounts



45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

g) Investment securities

Under U.S. GAAP, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", investment securities are classified and disclosed within one of the following three categories: held to maturity; available for sale; or trading. The
Group's investment securities are shown below in the disclosure categories required for investment securities under U.S. GAAP.


                                                                                                 At 31 December 2003
                                                                                                  Gross         Gross
                                                                                     Book    unrealised    unrealised          Fair
                                                                                    value         gains        losses         value
                                                                                   (GBP)m        (GBP)m        (GBP)m        (GBP)m
Available for sale securities
Equity securities                                                                    42.9           5.3             -          48.2
Debt securities issued by the U.S. Treasury and other U.S. government
  corporations and agencies                                                          29.6           0.4             -          30.0
Debt securities issued or backed by foreign governments                           1,113.6          19.8          (0.8)      1,132.6
Corporate debt securities                                                         1,667.7          11.4             -       1,679.1
Mortgage backed securities other than those issued or backed by
  U.S. government agencies                                                        1,227.5           1.3             -       1,228.8
Other investment securities                                                         172.9           1.7             -         174.6
------------------------------------------------------------------------------------------------------------------------------------

Available for sale securities at 31 December 2003                                 4,254.2          39.9          (0.8)      4,293.3
Derivatives held to hedge investment securities classified as available
for sale                                                                             (1.2)            -          (4.4)         (5.6)
------------------------------------------------------------------------------------------------------------------------------------

Net available for sale securities at 31 December 2003                             4,253.0          39.9          (5.2)      4,287.7
------------------------------------------------------------------------------------------------------------------------------------


Held to maturity securities
Corporate debt securities                                                          337.2            6.9             -        344.1
------------------------------------------------------------------------------------------------------------------------------------

At 31 December 2003 the book value of corporate debt securities guaranteed by banks or other financial institutions amounted to
(GBP)1,901.2m, comprising (GBP)1,580.7m classified as available for sale and (GBP)320.5m classified as held to maturity. Their market value at this date was (GBP)1,919.5m, comprising (GBP)1,592.1m classified as available for sale and (GBP)327.4m classified as held to maturity.
At 31 December 2003 available for sale investment securities pledged to creditors amounted to (GBP)671.6m. Their market value at this date was (GBP)688.1m.


                                                                                                  At 31 December 2002
                                                                                                  Gross         Gross
                                                                                     Book    unrealised    unrealised           Fair
                                                                                    value         gains        losses          value
                                                                                   (GBP)m        (GBP)m        (GBP)m         (GBP)m
Available for sale securities
Equity securities                                                                    34.8           0.2          (0.8)         34.2
Debt securities issued by the U.S. Treasury and other U.S. government
  corporations and agencies                                                             -             -             -             -
Debt securities issued or backed by foreign governments                             959.2          37.7             -         996.9
Corporate debt securities                                                         1,545.0          19.6             -       1,564.6
Mortgage backed securities other than those issued or backed by
  U.S. government agencies                                                        1,206.1           0.4          (1.4)      1,205.1
Other investment securities                                                         162.0           1.1             -         163.1
------------------------------------------------------------------------------------------------------------------------------------
Available for sale securities at 31 December 2002                                 3,907.1          59.0          (2.2)      3,963.9
Derivatives held to hedge investment securities classified as available
for sale                                                                                -             -          (4.4)         (4.4)
------------------------------------------------------------------------------------------------------------------------------------

Net available for sale securities at 31 December 2002                             3,907.1          59.0          (6.6)      3,959.5
------------------------------------------------------------------------------------------------------------------------------------

Held to maturity securities
Corporate debt securities                                                           352.5           1.0             -         353.5
------------------------------------------------------------------------------------------------------------------------------------





Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

g) Investment securities (continued)

At 31 December 2002 the book value of corporate debt securities guaranteed by banks or other financial institutions amounted to (GBP)1,831.9m, comprising
(GBP)1,497.8m classified as available for sale and (GBP)334.1m classified as held to maturity. Their market value at this date was (GBP)1,852.7m, comprising
(GBP)1,517.6m classified as available for sale and (GBP)335.1m classified as held to maturity.

At 31 December 2002 available for sale investment securities pledged to creditors amounted to (GBP)842.7m. Their market value at this date was
(GBP)874.8m.

An impairment charge of (GBP)6.7m was recognised in net income during 2002 in respect of an investment within equity securities where a decline in its fair value below amortised cost was judged to be other than temporary. The book value of equity securities at 31 December 2003 and 2002 includes this investment at its fair value.

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

The movement during the period in shareholders' funds in relation to the net unrealised gains or losses on available for sale securities, excluding the effect of derivatives held as hedges against these securities, was a decrease of
(GBP)17.7m for 2003 and an increase of (GBP)30.4m for 2002.


Maturity analysis of investment securities as at 31 December 2003


                                                                                In more           In more
                                                                            than 1 year      than 5 years      In more
                                                              Not more     but not more      but not more      than 10
                                                           than 1 year     than 5 years     than 10 years        years         Total
                                                                (GBP)m           (GBP)m            (GBP)m       (GBP)m        (GBP)m
Available for sale securities

Book value                                                       654.4          2,013.5             289.5      1,296.8       4,254.2
------------------------------------------------------------------------------------------------------------------------------------

Fair value                                                       656.4          2,032.4             292.3      1,312.2       4,293.3
------------------------------------------------------------------------------------------------------------------------------------


Held to maturity securities

Book value                                                       104.3             48.1             184.8            -         337.2
------------------------------------------------------------------------------------------------------------------------------------

Fair value                                                       104.3             52.2             187.6            -         344.1
------------------------------------------------------------------------------------------------------------------------------------


Securities with no stated maturity are included with securities with a contractual maturity of more than 10 years.



Sales of investment securities

Gross proceeds and realised gains and losses on sales of available for sale securities for the last three years are shown below.



                                                                                                              Year ended 31 December
                                                                                                2003             2002           2001
                                                                                              (GBP)m           (GBP)m         (GBP)m


Gross proceeds from sales                                                                    1,171.3          1,089.3        2,085.4
Gross realised losses on sales                                                                  10.1             15.5           10.5
Gross realised gains on sales                                                                    7.2              7.2           14.1




Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

h) Consolidated cash flow statement

Under SFAS No. 95, "Statement of Cash Flows" as amended by SFAS No. 104 "Statement of Cash Flows - Net Reporting of Certain Cash
Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions", the Group experienced an inflow of cash and cash equivalents of (GBP)1,138.4m during the period ended 31 December 2003. Under FRS 1 (Revised), "Cash flow statements", the
Group experienced an inflow of cash of (GBP)372.8m over the same period.

FRS 1 (Revised) is broadly consistent with IAS 7, "Cashflow statements", with the exception of the definition of cash and cash equivalents which is disclosed below.

Cash equivalents under U.S. GAAP are defined as "short term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired".

The following table summarises the movement and composition of cash and cash equivalents for each of the years ended 31 December
2003, 2002 and 2001.



                                                                                                    2003          2002          2001
                                                                                                  (GBP)m        (GBP)m        (GBP)m

Cash and cash equivalents at 1 January                                                           2,413.6         886.5         855.1
Net cash inflow                                                                                  1,138.4       1,527.1          31.4
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at 31 December                                                         3,552.0       2,413.6         886.5
------------------------------------------------------------------------------------------------------------------------------------

Comprised of:
Cash and balances with central banks                                                                11.6          10.7          10.5
Loans and advances to banks                                                                      3,249.2       2,373.0         744.4
Debt securities                                                                                    291.2          29.9         131.6
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                 3,552.0       2,413.6         886.5
------------------------------------------------------------------------------------------------------------------------------------


i) Loans and advances

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


                                                                                                                      At 31 December
                                                                                                                  2003          2002
                                                                                                                (GBP)m        (GBP)m

Loans and advances 90 days overdue on which no interest has been
    suspended and on which no specific provision has been made                                                    25.9          45.9
Loans and advances on which a proportion of interest has been suspended
     and/or which specific provision has been made                                                               139.5         127.8
Non-accruing loans and advances                                                                                   13.4           9.5
Troubled debt restructurings                                                                                       7.8           7.0
------------------------------------------------------------------------------------------------------------------------------------

Total impaired loans and advances                                                                                186.6         190.2
------------------------------------------------------------------------------------------------------------------------------------

Impaired loans and advances as a percentage of total loans and advances to customers                             0.68%         0.78%
Provisions as a percentage of total impaired loans and advances                                                 54.29%        43.59%
Average value of impaired loans and advances during the year ((GBP)m)                                            188.4         176.7

Notes to the Accounts

--------------------------------------------------------------------------------

j) Segmental information

The Group's operations are treated as a single business segment for management reporting purposes, therefore no segmental information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".


k) Significant group concentrations of credit risk

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

The Group's significant exposures to credit risk arise mainly in the residential mortgage portfolio. Residential mortgages (excluding securitised advances) represented 62% of total assets at 31 December 2003 (2002 63%). All of the Group's residential mortgage lending is concentrated in the U.K. Other secured advances and unsecured loans represented 11% of total assets at 31 December 2003 (2002 11%).

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

Investments in U.K. and German Government securities amount to more than 10% of shareholders' funds. At 31 December 2003 the book value of investments in these securities amounted to (GBP)734.1m and (GBP)264.1m respectively. Their market value at this date was (GBP)750.8m and (GBP)264.1m respectively.

Notes to the Accounts

--------------------------------------------------------------------------------

l) Derivatives

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

The effects are primarily attributable to movements in the fair values of interest rate swaps used to reduce the risk associated with fixed rate products. It has also impacted assets and liabilities recorded on the balance sheet. The release in 2003 attributable to the fair value adjustment to the hedged item for the 12 month period was (GBP)5.4m (2002 (GBP)12.5m, 2001 (GBP)26.1m).

Under SFAS No. 133, the gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognised currently in earnings. Derivative values for qualifying and non-qualifying hedges were ((GBP)258.5m) and ((GBP)812.0m) respectively (2002 ((GBP)148.6m) and ((GBP)496.4m) respectively, 2001 (GBP)38.5m and ((GBP)10.4m) respectively).

Those derivatives which have qualified as fair value hedges under SFAS No. 133 have no ineffectiveness recorded in income for the years ended 31 December 2003, 31 December 2002 or 31 December 2001.


m) Fair values of financial instruments

Disclosures in the table below are in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", ("SFAS No. 107").

The fair values have been estimated using quoted market prices where available. Where no ready markets exist and hence quoted market prices are not available, appropriate techniques are used to estimate fair values which take account of the characteristics of the instruments, including the future cash flows, market interest rates and prices available for similar instruments. Unless otherwise specified, fair values of financial instruments have been estimated by discounting anticipated future cash flows using market interest rates offered at 31 December 2003 for similar instruments.

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

Notes to the Accounts

45. Differences between U.K. GAAP and U.S. GAAP (continued)
------------------------------------------------------------------------------------------------------------------------------------

m) Fair values of financial instruments (continued)

SFAS No. 107 does not apply to non financial assets and liabilities. Accordingly, tangible fixed assets and other non financial assets and liabilities are excluded from the table below.

The carrying values and estimated fair values of financial instruments are as follows:



                                                          At 31 December 2003                           At 31 December 2002
                                                Carrying          Fair                          Carrying          Fair
                                                  amount         value        Difference          amount          value   Difference
                                                                                            (as restated)  (as restated)
                                                  (GBP)m        (GBP)m         (GBP)m             (GBP)m         (GBP)m       (GBP)m

Non-trading assets

Cash and balances at central banks                  11.6          11.6              -                10.7          10.7           -
Loans and advances to banks                      3,450.2       3,450.2              -             2,523.5       2,523.5           -
Loans and advances to customers                 27,355.8      27,022.0          (333.8)          24,365.0      24,218.0      (147.0)
  Related derivatives                                  -          40.5            40.5                  -        (204.0)     (204.0)
Debt securities                                  4,186.7       4,218.9            32.2            3,850.6       3,907.0        56.4
  Related derivatives                               (1.2)         (5.6)           (4.4)                 -          (4.4)       (4.4)
Equity shares and other variable yield             410.8         418.5             7.7              414.7         410.4        (4.3)
securities

Non-trading liabilities

Deposits by banks                                1,480.6       1,480.4            (0.2)           1,212.8       1,212.8           -
   Related derivatives                             (19.1)        (18.7)            0.4               (7.6)         (7.6)          -
Customer accounts                               18,798.1      18,814.6            16.5           17,944.3      18,006.7        62.4
   Related derivatives                              (0.8)         (0.9)           (0.1)                 -         (40.4)      (40.4)
Debt securities in issue                        12,785.9      12,769.4           (16.5)           9,718.2       9,712.9        (5.3)
   Related derivatives                             274.2         260.0           (14.2)             127.8         135.1         7.3
Subordinated liabilities                         1,301.0       1,457.7           156.7            1,313.1       1,480.0       166.9
   Related derivatives                              18.5          (3.2)          (21.7)               6.4         (65.3)      (71.7)

Other non-trading items

Reserve capital instruments                        300.0         360.5            60.5              300.0         340.7        40.7
   Related derivatives                                 -         (33.6)          (33.6)                -          (43.7)      (43.7)
Other non-trading derivatives                          -           8.4             8.4                 -            9.8         9.8

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

Notes to the Accounts

--------------------------------------------------------------------------------

m) Fair values of financial instruments (continued)

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

Certain of the loans secured on residential properties are at a fixed rate for a limited period, typically two to five years from their commencement. At the end of this period these loans revert to the relevant variable rate. The fair value of each of these loans has been estimated by reference to the interest rate swap rates available at 31 December 2003 for maturities equal to the remaining fixed period. The fixed element of such loans is substantially hedged such that any movement in the value of the loan as a result of market interest rate changes will be offset by an equivalent movement in the value of the instrument used as a hedge.


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


Guarantees and other financial commitments

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

Notes to the Accounts


46. U.S. GAAP financial statements
-------------------------------------------------------------------------------

The following are the Group's consolidated balance sheets as at December 31, 2003 and 2002 and related profit and loss accounts, statements of cashflows and statements of changes in shareholders' equity for the three years ended 31 December 2003, prepared in accordance with U.S. GAAP presentation requirements and adjusted to reflect all U.S. GAAP adjustments in the tables shown on pages F-58 and F-59.

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


U.K. GAAP                                                     U.S. GAAP
---------                                                     ---------

Profit and loss presentation                                  Profit and loss presentation

-   Interest receivable                                       -   Interest income
      - Interest receivable and similar income arising from         - Interest income and similar income arising from
          debt securities                                               investment securities
      - Other interest receivable and similar income                - Interest income and similar income arising from
                                                                        loans and advances
      - Securitisation interest receivable                          - Interest income and similar income arising from
                                                                         loans and advances
      - Securitisation interest payable                        -  Interest expense

-   Interest payable                                           -  Interest expense

-   Income from equity shares and other variable yield         -  Interest income
    securities                                                      - Interest income and similar income arising from
                                                                        investment securities

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

-   Fees and commissions payable                               -  Fees and commissions expense - classified within
                                                                  "non interest income"

-   Other operating income                                     -  Non interest income

-   Administrative expenses
      - Administrative expenses                                -  Operating expense
      - Covenant to The Northern Rock Foundation               -  Operating expense

-   Depreciation                                               -  Operating expense

-   Provision for bad and doubtful debts                       -  Provision for loan losses

-   Amounts written off fixed asset investments                -  Realised losses on available for sale securities

-   Provision for loss on disposal of care homes               -  Loss on planned disposal of care homes

-   Tax on profit on ordinary activities                       -  Income taxes


Notes to the Accounts

-------------------------------------------------------------------------------

The principal differences between U.K. GAAP and U.S. GAAP related to the classification of cashflow transactions are as follows:

                                                               U.K. GAAP                             U.S.GAAP
                                                               ---------                             --------
                                                               classification under FRS1             classification under
                                                               -------------------------             --------------------
                                                               (revised)                             SFAS No. 95
                                                               ---------                             -----------
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

Equity dividends paid                                          Equity dividends paid                 Financing activities

Purchase/proceeds from disposal of investment                  Capital expenditure                   Investing activities
  securities and fixed assets                                    and financial investment

Net change in loans and advances                               Operating activities                  Investing activities

Net change in deposits                                         Operating activities                  Financing activities

Net change in debt securities in issue                         Operating activities                  Financing activities
activities

Under FRS 1 (revised), transactions designated as hedges are reported under the same heading as the related assets or liabilities.



Notes to the Accounts


46. U.S. GAAP financial statements (continued)
----------------------------------------------------------------------------------------------------------------------------------

Consolidated Profit and Loss Account
For the years ended 31 December
                                                                                             2003          2002          2001
                                                                                                                (as restated)
                                                                                           (GBP)m        (GBP)m        (GBP)m
Continuing operations
Interest income
- interest income and similar income arising from loans and advances                      1,993.2       1,671.5       1,551.3
- interest income and similar income arising from investment securities                     177.9         178.5         195.7
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          2,171.1       1,850.0       1,747.0
Interest expense                                                                         (1,677.8)     (1,414.8)     (1,379.0)
------------------------------------------------------------------------------------------------------------------------------------

Net interest income                                                                         493.3         435.2         368.0

Provisions for loan losses                                                                  (47.5)        (47.0)        (33.4)
------------------------------------------------------------------------------------------------------------------------------------

Net interest income after provision for loan losses                                         445.8         388.2         334.6
-----------------------------------------------------------------------------------------------------------------------------------

Non interest income
Non hedging gains/(losses)                                                                   119.0        (70.7)         16.1
Fees and commissions income                                                                  142.3        126.5         124.7
Fees and commissions expenses                                                                (43.1)       (28.8)        (28.1)
Other operating income                                                                        35.0         17.2           5.1
Impairment of available for sale securities                                                   (1.4)        (9.3)            -
------------------------------------------------------------------------------------------------------------------------------------

Total non interest income                                                                    251.8          34.9         117.8
------------------------------------------------------------------------------------------------------------------------------------

Operating expenses
- staff costs                                                                               (106.7)       (88.4)        (74.6)
- other operating expenses                                                                   (82.4)       (73.4)        (65.1)
- covenant to The Northern Rock Foundation                                                   (19.3)       (16.3)        (14.8)
- depreciation                                                                               (17.3)       (13.3)         (9.8)
- losses on other real estate owned                                                           (0.6)        (0.8)         (3.6)
------------------------------------------------------------------------------------------------------------------------------------

Total operating expenses                                                                    (226.3)      (192.2)       (167.9)
------------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                                   471.3        230.9         284.5
Income taxes                                                                                (137.5)       (68.4)        (92.4)
------------------------------------------------------------------------------------------------------------------------------------

Net income before change in accounting principle                                            333.8         162.5         192.1

Cumulative effect of change in accounting principle
(net of related income tax benefit of (GBP)20.2m)                                               -             -         (47.1)
------------------------------------------------------------------------------------------------------------------------------------

Net income                                                                                  333.8         162.5         145.0
------------------------------------------------------------------------------------------------------------------------------------



Notes to the Accounts

46. U.S. GAAP financial statements (continued)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                             2003          2002          2001
                                                                                                                (as restated)

Earnings per share from net income before change in accounting principle:
Basic per ordinary share                                                                      76.7p        35.0p       40.7p
Fully diluted per ordinary share                                                              76.0p        34.7p       40.4p
Earnings per share from change in accounting principle:
Basic per ordinary share                                                                        -           -         (11.3)p
Fully diluted per ordinary share                                                                -           -         (11.2)p
Earnings per share from net income:
Basic per ordinary share                                                                      76.7p        35.0p       29.4p
Fully diluted per ordinary share                                                              76.0p        34.7p       29.2p






Notes to the Accounts

46. U.S. GAAP financial statements (continued)
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Balance Sheet
At 31 December
                                                                                                           2003          2002
                                                                                                         (GBP)m        (GBP)m
Assets
Cash and balances at central banks                                                                         11.6          10.7
Loans and advances to banks                                                                             3,450.2       2,523.5
Restricted cash                                                                                         1,200.4         680.9
Loans and advances to customers                                                                        42,145.4      33,892.4
Available for sale investment securities                                                                3,605.2       3,089.1
Held to maturity investment securities                                                                    337.2         352.5
Available for sale investment securities pledged to creditors                                             688.1         874.8
Derivative receivables                                                                                    572.4         327.6
Intangible fixed assets                                                                                    29.9          29.9
Tangible fixed assets                                                                                     188.1         162.4
Other assets                                                                                              176.9         179.6
Prepayments and accrued income                                                                            235.6         315.6
------------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                                           52,641.0      42,439.0
------------------------------------------------------------------------------------------------------------------------------------

Liabilities

Deposits by banks                                                                                       1,480.2       1,212.8
Customer accounts                                                                                      18,850.9      18,000.7
Debt securities in issue                                                                               26,932.2      18,726.4
Derivatives payable                                                                                     1,642.9         972.6
Other liabilities                                                                                         134.5         173.6
Accruals and deferred income                                                                              455.1         436.4
Provisions for liabilities and charges                                                                    116.3          92.1
Subordinated liabilities                                                                                1,341.6       1,352.4
------------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                                      50,953.7      40,967.0
------------------------------------------------------------------------------------------------------------------------------------


Shareholders' equity
Share capital
     Ordinary shares, 25p par value (authorised 614,000,000, issued 421,226,000 (2002 421,226,000))       105.3         105.3
     Foundation shares, 25p par value (authorised 104,500,000, issued 74,333,500 (2002 74,333,500))        18.6          18.6
Reserve capital instruments                                                                               300.0         300.0
Additional paid in capital                                                                                 35.3          28.8
Deferred compensation                                                                                      (8.8)         (5.6)
Retained earnings                                                                                       1,271.6       1,043.0
Accumulated other comprehensive income                                                                     23.4          35.7
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        1,745.4       1,525.8
Less: treasury shares (9,764,251 shares at 2003 and 10,104,186 shares at 2002) at cost                    (58.1)        (53.8)
------------------------------------------------------------------------------------------------------------------------------------

Total shareholders' equity                                                                              1,687.3       1,472.0
------------------------------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                                                             52,641.0      42,439.0
------------------------------------------------------------------------------------------------------------------------------------





Notes to the Accounts
46. U.S. GAAP financial statements (continued)
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Statement of Changes in Shareholders' Equity
For the years ended 31 December
                                                                               2003                 2002               2001
                                                                                                               (as restated)
                                                                             (GBP)m               (GBP)m             (GBP)m
Share capital
Ordinary shares
  Balance, January 1 and December 31                                          105.3                105.3              105.3
Foundation shares
  Balance, January 1 and December 31                                           18.6                 18.6               18.6
------------------------------------------------------------------------------------------------------------------------------------

Total share capital                                                           123.9                123.9              123.9
------------------------------------------------------------------------------------------------------------------------------------

Reserve capital instruments
Balance, January 1                                                            300.0                300.0              200.0
Issue of reserve capital instruments                                              -                    -              100.0
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31                                                          300.0                300.0              300.0
------------------------------------------------------------------------------------------------------------------------------------

Additional paid in capital
Balance, January 1                                                             28.8                 24.2               15.6
Deferred share awards                                                          12.0                  6.7               10.3
Forfeiture of share awards                                                        -                    -               (0.1)
Shares issued to employee benefit plans                                        (5.5)                (2.1)              (1.6)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31                                                           35.3                 28.8               24.2
------------------------------------------------------------------------------------------------------------------------------------

Deferred compensation
Balance, January 1                                                             (5.6)                (6.0)              (2.5)
Deferred share awards                                                         (12.0)                (6.7)             (10.3)
Forfeiture of share awards                                                        -                    -                0.1
Amortisation                                                                    8.8                  7.1                6.7
----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31                                                           (8.8)                (5.6)              (6.0)
------------------------------------------------------------------------------------------------------------------------------------



Notes to the Accounts

46. U.S. GAAP financial statements (continued)
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Statement of Changes in Shareholders' Equity (continued)
For the years ended 31 December
                                                                               2003                 2002               2001
                                                                                                               (as restated)
                                                                             (GBP)m               (GBP)m             (GBP)m
Retained earnings
Balance, January 1                                                          1,043.0                972.2              896.0
Net income                                                                    333.8                162.5              145.0
Dividends declared on ordinary shares                                         (87.6)               (74.1)             (67.2)
Non-equity appropriation (net of tax credit of (GBP)7.6m;
  (2002 (GBP)7.6m; 2001 (GBP)7.6m)                                            (17.6)               (17.6)             (17.6)
Proceeds from sale of surplus unclaimed shares                                   -                    -                16.0
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31                                                        1,271.6              1,043.0              972.2
------------------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income

Net unrealised gains on investment securities:
Balance, net of taxes, January 1                                               37.4                 18.5               22.2
Net unrealised holding (losses)/gains arising
  during period, before taxes                                                 (17.7)                27.3               (5.3)
Amortisation of unrealised holding gain on held to maturity securities         (0.4)                (0.4)                 -
Income tax benefit/(expense)                                                    5.4                 (8.0)               1.6
Change in net unrealised gains on investment
   securities, net of taxes                                                   (12.7)                18.9               (3.7)
                                                                              -----------------------------------------------------
Balance, net of taxes, December 31                                             24.7                 37.4               18.5
                                                                              -----------------------------------------------------

Mark to market of cashflow derivative:
Balance, net of taxes, January 1                                               (1.7)                (2.3)                 -
Cumulative effect of adoption of FAS 133
(net of related income tax benefit of (GBP)1.1m)                                  -                    -               (2.3)
Transfer to net income                                                          0.5                  1.0                  -
Income tax expense                                                             (0.1)                (0.4)                 -
Change in mark to market of cashflow
   derivative, net of taxes                                                     0.4                  0.6               (2.3)
                                                                                ---------------------------------------------------
Balance, net of taxes, December 31                                             (1.3)                (1.7)              (2.3)
                                                                                ---------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Total accumulated other comprehensive income,
   net of taxes, December 31                                                   23.4                 35.7               16.2
------------------------------------------------------------------------------------------------------------------------------------

Less: Treasury shares
Balance, January 1                                                             53.8                 32.8               11.5
Purchases                                                                      15.3                 28.2               23.3
Shares issued to employee benefit plans                                       (11.0)                (7.2)              (2.0)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31                                                           58.1                 53.8               32.8
------------------------------------------------------------------------------------------------------------------------------------

Total shareholders' equity                                                  1,687.3              1,472.0            1,397.7
------------------------------------------------------------------------------------------------------------------------------------


Comprehensive income

Net income                                                                    333.8                162.5              145.0
Other comprehensive (loss)/income                                             (12.3)                19.5               (6.0)
------------------------------------------------------------------------------------------------------------------------------------


Notes to the Accounts


Comprehensive income                                                          321.5                182.0              139.0
------------------------------------------------------------------------------------------------------------------------------------



Notes to the Accounts

46. U.S. GAAP financial statements (continued)
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Cash Flow Statement
For the years ended 31 December
                                                                                             2003          2002          2001
                                                                                                                (as restated)
                                                                                           (GBP)m        (GBP)m        (GBP)m
Cash flows from operating activities
Net income                                                                                  333.8         162.5         145.0
Adjustments to reconcile net income to cash provided by operating activities:
  Provisions for loan losses                                                                 47.5          47.0          33.4
  Carrying value adjustments on other real estate owned                                       0.8           2.4           5.6
  Net profits from sales of other real estate owned                                          (0.2)         (1.6)         (2.0)
  Depreciation and amortisation                                                              17.3          13.3           9.8
  Net realised losses/(gains) on available for sale securities                                2.9           8.3          (3.6)
  Exchange adjustments                                                                        2.0          (6.2)         (9.7)
  Fair value adjustments                                                                   (544.5)       (602.4)         56.3
  Other                                                                                      53.5         (11.7)        (11.2)
  Changes in assets and liabilities:
    Net decrease in trading account securities                                              315.6         486.0          33.4
    Decrease/(increase) in hedging derivatives                                              109.9         187.1         (38.5)
    Net decrease/(increase) in other assets                                                   2.6         (50.2)         (9.2)
    Net decrease/(increase) in prepayments and accrued income                                80.0         (30.2)         (0.1)
    Net (decrease)/increase in other liabilities                                            (39.7)         46.9          29.7
    Net increase/(decrease) in accruals and deferred income                                  18.7         (12.9)        (81.5)
------------------------------------------------------------------------------------------------------------------------------------

Net cash inflow from operating activities                                                   400.2         238.3         157.4

Cash flows from investing activities

Purchase of investment securities                                                        (4,372.1)     (3,555.6)     (5,430.0)
Proceeds from sales and maturities of investment securities                               4,256.8       3,172.3       4,639.3
Acquisitions and disposals                                                                  217.0           2.4             -
Purchase of tangible fixed assets                                                           (43.6)        (51.1)        (32.6)
Proceeds from sales of tangible fixed assets                                                  0.7           2.8           2.7
Net increase in loans and advances to banks and customers                                (9,086.9)     (7,108.6)     (5,427.1)
Net (increase)/decrease in other real estate owned                                           (3.7)          0.6          (1.7)
----------------------------------------------------------------------------------------------------------------------------------

Net cash outflow from investing activities                                               (9,031.8)     (7,537.2)     (6,249.4)

Cash flows from financing activities

Equity dividends paid                                                                       (87.6)        (74.1)        (67.2)
Non-equity appropriation                                                                    (25.2)        (25.2)        (25.2)
Net increase in deposits by banks and customer accounts                                   1,147.7         602.3       2,015.1
Net increase in debt securities in issue                                                  8,735.1       7,598.0       4,015.7
Proceeds from sale of surplus unclaimed shares                                                  -             -          16.0
Issue of subordinated liabilities                                                               -         750.0          69.0
Repayment of subordinated liabilities                                                           -         (25.0)          -
Issue of reserve capital instruments                                                            -             -         100.0
------------------------------------------------------------------------------------------------------------------------------------

Net cash inflow from financing activities                                                 9,770.0       8,826.0       6,123.4

------------------------------------------------------------------------------------------------------------------------------------

Net increase in cash                                                                      1,138.4       1,527.1          31.4
Cash at beginning of year                                                                 2,413.6         886.5         855.1
------------------------------------------------------------------------------------------------------------------------------------

Cash at end of year                                                                       3,552.0       2,413.6         886.5
------------------------------------------------------------------------------------------------------------------------------------


Notes to the Accounts

46. U.S. GAAP financial statements (continued)
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Cash Flow Statement (continued)
For the years ended 31 December
                                                                                             2003          2002          2001
                                                                                           (GBP)m        (GBP)m        (GBP)m

Supplemental disclosures:
Interest paid                                                                             1,215.5         991.8       1,023.0
Tax paid                                                                                     96.0          91.4          81.2




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


May 25, 2004